Form 20-F
period 2022-06-30
MYT Netherlands Parent B.V.
filed 2022-09-15
CIK 1831907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Nanah Busch

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 84,683,628 ordinary shares, €0.000015 par value per share.

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

Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. Dollars. Unless otherwise indicated, these translations were made at the rate of €1.00 to $1.185 and €1.00 to $1.047, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021 and June 30, 2022, respectively. Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this Annual Report to “dollar,” “USD” or “$” mean U.S. Dollars and all references to “€” or “euro” mean Euros.

Our fiscal year begins on July 1 and ends on June 30 of the following year. All references to (i) fiscal 2018 relate to the year ended June 30, 2018, (ii) fiscal 2019 relate to the year ended June 30, 2019, (iii) fiscal 2020 relate to the year ended June 30, 2020, (iv) fiscal 2021 relate to the year ended June 30, 2021, (v) fiscal 2022 relate to the year ended June 30, 2022, and (vi) fiscal 2023 relate to the year ended June 30, 2023.

We have made rounding adjustments to some of the figures contained in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

Defined Terms and key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the sections entitled “Item 5: Operating and financial review and prospects -A. Operating Results”. We define these terms as follows:

●	“active customer” means a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period.
●	“Adjusted EBITDA” means net income before finance expense (net), income taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted EBITDA is not calculated in accordance with IFRS. For an explanation of why we use Adjusted EBITDA and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects -A. Operating Results”.
●	“Adjusted Net Income” means net income, adjusted for the impact of U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses, finance expenses on our Shareholder Loans and Retired Shareholder Loans and related income tax effects connected to the finance expenses on our Shareholder Loans. Adjusted Net Income is not calculated in accordance with IFRS. For an explanation of why we use Adjusted Net Income and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects -A. Operating Results”.

●	“Adjusted Operating Income” means operating income, adjusted for the impact of U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted Operating Income is not calculated in accordance with IFRS. For an explanation of why we use Adjusted Operating Income and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects -A. Operating Results”.
●	“average order value” is an operating metric used by management calculated as the total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period.
●	“contribution profit” means gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers.
●	“Gross Merchandise Value” (GMV) is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.
●	“customer acquisition cost” or “CAC” means our online marketing expenses, excluding software costs, which we attribute to acquiring new customers, divided by the number of customers who placed their first order in the relevant period.
●	“full-time equivalents” or “FTEs” is presented to quantify the number of employees assuming each employee worked 40 hours per week. Full time employees, who are not conscripted to hours are assumed to work 40 hours per week.
●	“lifetime value” or “LTV” means the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year.
●	“net shipped revenue” is an operating metric used by management calculated using total orders shipped, net of returns, applying a fixed foreign exchange rate for each reporting period.
●	“Retired Shareholder Loans” means the convertible preferred equity certificates and variable interest shareholder loans, which were retired in fiscal 2020. For further information regarding our related party financing arrangements, refer to Note 2 of the consolidated financial statements included elsewhere in this Annual Report.
●	“Shareholder Loans” means the approximately $217.0 million aggregate principal amount of 6.0% Notes due October 9, 2025, and accrued but unpaid interest, of MGG held by a wholly owned U.S. subsidiary of MYT Holding LLC (“MYT Holding”), which have been repaid fully in January 2021.
●	“total gross sales” means all sales after cancellations, before returns, and includes associated shipping revenues and delivery duties collected.
●	“total orders shipped” means the total number of online customer orders shipped to our customers during the fiscal year ended on the last day of the period presented.
●	“You” refers to the reader of this report.
●	“Basis points” or “BPs” refers to a common unit of measure for interest rates and other percentages in finance. One basis point is equal to 1/100th of 1%, or 0.01%, or 0.0001, and is used to denote the percentage change in a financial instrument. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point.

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

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Forward-looking statements in this Annual Report and the factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, statements and factors about:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	our ability to respond to consumer demand, spending and tastes;
●	our ability to respond to any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic, and the resulting business disruption, sustained economic downturn, inflation and margin pressures;
●	our ability to maintain and enhance our brand;
●	our ability to retain our existing customers and acquire new customers;
●	the growth of the market for luxury products, and the online market for luxury products in particular;
●	our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;
●	our ability to expand our product offerings;

●	our ability to effectively manage or sustain our growth, including through new distribution models, such as the curated platform model, and to effectively expand our operations;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to obtain and maintain sufficient inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;
●	seasonal sales fluctuations;
●	our ability to optimize, operate, manage and expand our network infrastructure, and our fulfillment centers and delivery channels;
●	our ability to retain existing vendors and brands and to attract new vendors and brands; and
●	general economic conditions, including economic conditions resulting from Russia’s war in Ukraine, inflation and other geopolitical and macroeconomic conditions or trends that may impact consumer demand.

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

RISK FACTOR SUMMARY

Our ability to execute our strategy is also subject to certain risks. You should carefully consider all of the information set forth in this Annual Report and, in particular, should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our securities. These risks include, but are not limited to, the following:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	consumers of luxury products may not choose to shop online in sufficient numbers;
●	the luxury fashion industry can be volatile and difficult to predict;
●	our ability to maintain strong relationships with our brand partners;
●	any current or future health epidemic or other adverse public health development, such as the outbreak of novel coronavirus (“COVID-19”), could result in business disruption, sustained economic downturn, inflation, margin pressures and have an material adverse effect on our business and operating results;
●	our reliance on consumer discretionary spending, which may be adversely affected by economic downturns, including economic conditions resulting from Russia’s war in Ukraine, inflation and other geopolitical and macroeconomic conditions or trends;
●	our ability to acquire new customers and retain existing customers in a cost-effective manner depends on the success of our advertising efforts;
●	our ability to maintain average order value levels;
●	our ability to accurately forecast net sales and appropriately plan our expenses in the future;

●	our recent growth rates may not be sustainable or indicative of our future growth;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to effectively manage our inventory;
●	loss of, or disruption in, our only distribution facility;
●	the imposition or increase of tariffs and the uncertainty regarding international economic relations could adversely affect our business;
●	changes in customs and international trade laws may result in increased costs which could limit our ability to operate our business and limit our ability to grow;
●	if sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites; and
●	the loss of senior management or attrition among our buyers or key employees could adversely affect our business.

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

Any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic, could result in business disruption, supply chain disruption, sustained economic downturn, inflation, margin pressures and have a material adverse effect on our business and operating results.

Our business could be adversely affected by infectious disease outbreaks, such as the COVID-19 pandemic, which has spread rapidly across the globe, including in all major countries in which we operate, resulting in adverse economic conditions and business disruptions. Governments worldwide have imposed, and in some cases continue to impose, varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus, which has resulted in supply shortages and other business disruptions in many regions, in particular China, but with knock-on effect in other countries as well, and has also adversely affected demand. It is impossible to predict the effect and ultimate impact of the COVID-19 pandemic as the situation is rapidly evolving. Accordingly, we cannot predict for how long and to what extent this crisis will impact our business operations or the global economy as a whole.

A substantial majority of our brand partners, offices and employees are located in Europe, and we ship all our products from our distribution center in Heimstetten, outside Munich, Germany. As a result, the effects of this virus has disrupted somewhat our supply chain and distribution and fulfillment capabilities, including the delivery of merchandise from our brand partners and shipments of our merchandise to impacted regions or from our distribution center in Heimstetten. Furthermore, many of our brand partners temporarily closed their retail stores, warehouses and/or distribution centers and may do so again in the future in response to the COVID-19 pandemic, which could further interrupt our supply chain in the future. Our offices, logistics and operations centers and employees more generally have also been affected. We have instituted many health and safety protective measures for our employees and customers, and as a consequence, our capacity for processing orders was somewhat reduced.

Restrictions on travel, quarantines and other measures imposed in response to the outbreak, as well as ongoing concern regarding its potential impact, have had and will likely continue to have a negative effect on the economies, financial markets and business activities of global market, resulting in inflationary pressure and worker shortages. Global financial markets have experienced significant losses and volatility as a result of these conditions. A continued economic downturn and increased inflation resulting from these measures could negatively impact customer demand and spending in the impacted regions, and cause an oversupply of inventory that could lead to markdowns or promotional sales to dispose of excess inventory, which could force us to follow suit and have an adverse effect on our gross margins and results of operations. Should any of these factors worsen, customer demand and our results of operations could be negatively affected in the current or future fiscal periods.

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

Customer complaints or negative publicity about our sites, products, product delivery times, customer support, customer data handling or security practices, especially on blogs and social media platforms, could rapidly and severely diminish use of our sites and current and potential customers’ and brand partners’ confidence in us, which could result in harm to our brand and our business. We believe that some of the growth in our customer base to date has originated from social media, influencer marketing and affiliate marketing. If we are not able to develop and maintain positive relationships with our influencer and affiliate marketing partners, or if we or such partners are targets of negative publicity, including in connection with reactions to social or political events, such as the war in Ukraine, the Black Lives Matter movement or protests against the use of fur, on social media, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive customers to our sites may be adversely affected, which could have an adverse effect on our business, financial condition, results of operations and prospects.

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

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. In fiscal 2022, the top 3.1% of our customers accounted for approximately 35% of our gross sales. If existing customers no longer find our offerings appealing or shift their shopping and purchasing preferences back to brick-and-mortar stores as COVID-19 pandemic measures ease, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our existing customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average spend, our financial condition, results of operations and growth prospects could be adversely affected.

In addition, for our most valued customers, we invest in hosting exclusive events, personal shoppers and in-person styling sessions in various international locations, which has continued to be challenging during the COVID-19 pandemic. If our investments in such personal events do not generate sufficient net sales growth from our top customers, if we are unable to retain our most valued customers or if they do not purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease and our business, financial condition and results of operations may be adversely affected.

Our failure to maintain strong relationships with our brand partners could limit our ability to provide differentiated luxury merchandise and harm our business and prospects.

Our relationships with established brand partners are a key factor in our success. Many of our brand partners limit the number of retail and wholesale channels that they use to sell their merchandise, and we have no guaranteed supply arrangements with our brand partners. Nearly all of our luxury brands are sold by competing retailers and have their own proprietary retail stores and/or websites that compete with us. Accordingly, there can be no assurance that any of our brand partners will continue to sell to us or to meet our quality, style and volume requirements. Some of our brand partners also impose geographical restrictions where we are allowed to sell their products. Other brand partners may, in the future, also restrict our ability to sell their products in certain regions. Our failure to offer our brand partners the ability to present their products in a manner that preserves brand integrity could have an adverse impact on our relationships with such brand partners.

Our distribution model has evolved and will likely also evolve over time and includes, among other distribution models, arrangements where a brand partner retains inventory ownership and in some cases directly ships to the customer while we are paid a commission by the brand partner. Any such distribution model could result in changes to our future revenue composition, inventory levels and margins, with a possible negative effect on our future net sales growth rate and gross margin, which could result in an adverse market reaction. In addition, our brand and reputation could be adversely affected if we are not able to continue controlling the full customer experience associated with shopping on our site. In addition, under the curated platform model, we may be required by the brand partner to share customer data, subject to the customer’s active consent in compliance with GDPR and other privacy laws, which could result in a dilution of the customer relationship over time.

Brand partner relationships could also be adversely impacted if we are not able to sell our brand partners’ products at full price and instead offer such products at discounted prices. Where we do consider it commercially sensible to discount our brand partners’ products to manage inventory or for other reasons (which we carefully evaluate in each case), this action could undermine the pricing and customer acquisition strategies of our brand partners and in turn indirectly reduce their net sales.

Our partnership with the Vestiaire Collective, which offers a resale service dedicated to our high-end luxury customers, could also adversely affect our brand partner relationships. Engaging in partnerships with resale service providers could be perceived by our brand partners as competitive with their own luxury goods, which could result in reduced sales for the brand partners’ goods. Accordingly, brand partners may be less willing to provide us with differentiated luxury merchandise for upcoming seasons, which could have an adverse effect on our relationships with high-end customers.

During periods of adverse change in general economic, industry or competitive conditions, some of our brand partners may experience cash flow issues, reductions in available credit from banks, factors or other financial institutions, or increases in the cost of capital. In response to those conditions or to concerns about the financial condition of us or our affiliates, such brand partners may attempt to increase their prices, alter historical credit and payment terms available to us or take other actions. Certain of our brand partners use third party trade credits on the basis of orders placed by us to subsidize a portion of their production costs. In certain cases, this has prompted brand partners to alter historical credit and payment terms available to us. They may also experience problems in their supply chains which could delay deliveries of their products to us. If this were to recur in the future, it could disrupt our merchandise sourcing and order fulfilment and adversely affect our liquidity.

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

We rely on customer discretionary spending, which may be adversely affected by economic downturns, inflation and other macroeconomic conditions or trends.

We sell luxury fashion merchandise. Although the market for luxury goods is less sensitive to economic downturns than markets for ordinary goods, purchases of merchandise by our customers are nonetheless discretionary, and therefore dependent upon the level of customer spending, particularly among affluent customers. As a result, our business and results of operations are subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, increased inflation, higher customer debt levels, reductions in net worth, decreased demand resulting from significantly reduced opportunity to wear luxury fashion merchandise in public or social situations due to stay-at-home orders or preferences as a result of the COVID-19 pandemic, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and national and global geo-political and economic uncertainty, including in connection with tariffs or trade laws. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as the war in Ukraine, terrorist attacks, war and other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, if any such disaster were to impact our flagship store or distribution center in Heimstetten or our planned distribution center under construction in Leipzig, Germany, our results of operations could be adversely affected. Customer purchases of discretionary items, including the merchandise that we offer, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in customer confidence.

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

If our brand partners or service providers do not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, this could adversely affect the quality of our collections, cause customer dissatisfaction and harm our reputation.

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

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. All products presented on our website have followed a rigorous selection process and quality is an integral part of this selection process. Upon reception of all goods within our warehouse, the quality of the product is controlled and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, which could harm our sales and create inventory write-downs for unusable products. We have also outsourced portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, and we rely on third parties for credit card processing, hosting and networking for our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in moving these outsourced functions under our management and direct control or that of another third party, may have a material adverse effect on our business, financial condition and results of operations.

Our failure to successfully introduce new product categories could harm our business, financial condition, results of operations and prospects.

As part of our ongoing business strategy we expect to introduce new products in our traditional product categories of clothing, shoes, bags and accessories, while also expanding our product launches into adjacent categories in which we may have little to no operating experience. We launched Mytheresa Kids in 2019, Mytheresa Men in January 2020 and Mytheresa Life in May 2022 to expand our curated offering to these large and underserved categories. If we are unable to effectively market these categories to new and existing customers, the launch of these product lines may not be as successful as we anticipate. Our inability to successfully introduce new products in our traditional categories or in adjacent categories could limit our future growth and have a material adverse effect on our business, financial condition, results of operations and prospects.

Any disruptions at our flagship stores could negatively affect our business, results of operations, financial condition and prospects.

We generate a portion of our net sales (approximately 2% in fiscal 2022) from our Munich flagship store and, our men’s store, which is also located in Munich. As a result, we are more vulnerable to economic and other conditions affecting the metropolitan region surrounding Munich than our more geographically diversified competitors. Factors that may affect our results of operations include, among other things, the COVID-19 pandemic and resulting lock-downs or shelter-at-home orders, changes in demographics, population and employee bases, wage increases, future changes in economic conditions, severe weather conditions and winter storms. Any events or circumstances that negatively affect the region could adversely affect our net sales and profitability. Such conditions may result in reduced customer traffic and spending in our store, physical damage to our store, loss of inventory or closure of our store. Any of these factors may disrupt our business and adversely affect our business, financial condition and results of operations.

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

Additionally, we expect our costs to continue to increase in future periods due to, among other items, inflation, regulatory requirements, competitive pressures, commodity price increases and increased labor costs, which could negatively affect our future results of operations and ability to sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining customers, our technology infrastructure and the development of new features, sales and marketing, international expansion, including expansion into the United States, and expenses related to being a public company. These investments may not result in increased net sales or growth in our business. If we cannot successfully earn net sales at a rate that exceeds the costs associated with our business, we will not be able to sustain profitability or generate positive cash flow on a sustained basis and our net sales growth rate may decline. If we fail to continue to increase our net sales and grow our overall business, our business, financial condition, results of operations and prospects could be adversely affected.

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

If we are unable to manage fluctuations in exchange rates effectively, our results of operations may be adversely affected.

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

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since our business is worldwide. Given shifts in overall sale seasons, it may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our brand partners, and in the cases where we do have a right to return to vendor in exchange for a credit note, we remain subject to credit risk of our brand partners. If we fail to manage our inventory effectively or negotiate favorable credit and return to vendor terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels, our profit margins might be negatively affected, and such price reductions may harm our relationships with our brand partners. Any of the above, including as a result of the COVID-19 pandemic or the economic uncertainty resulting from the war in Ukraine, may materially and adversely affect our business, financial condition and results of operations.

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

Our ability to timely deliver merchandise to customers is currently dependent on a single distribution facility. If we suffer a loss of, or disruption in, our only distribution facility, our business and operations could be adversely affected.

Our ability to timely deliver merchandise to customers is dependent on a single distribution facility in Heimstetten and certain brand partners. Although we are building a new distribution facility and warehouse in Leipzig, we could be subject to disruptions in our fulfillment capacity as we begin to operate the Leipzig facility until we are able to optimize our procedures and processes and train the workforce. If we do not have sufficient fulfillment capacity, experience disruptions to order fulfillment or deliveries by our brand partners are not timely, our customers may experience delivery delays, which could harm our reputation and our relationship with our customers.

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

We expect that our current and projected capacity will support our near-term growth plans. Over the long term, we may be unable to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans and to recruit qualified managerial and operational personnel to support our expansion plans. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our fulfillment center are fixed, and any expansion of our fulfillment center infrastructure will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations in the future. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur. If we are unable to secure new facilities for the expansion of our fulfillment operations or to effectively control expansion-related expenses, our business, financial condition, results of operations and prospects could be adversely affected.

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

We primarily rely on three major vendors for our shipping, DHL, FedEx, and UPS. If we are not able to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or they experience performance problems, including as a result of the COVID-19 pandemic, inflation or worker shortages, or other difficulties, it could negatively impact our results of operations and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by the COVID-19 pandemic and related response measures, inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes and similar factors. For example, strikes at major international shipping ports may in the future impact our supply of inventory from our brand partners, and the trade disputes between the United States, the European Union, Russia, China and certain other regions could lead to increased tariffs on our goods and restrict the flow of the goods between the United States, the European Union, Russia and China. We are also subject to risks of damage or loss during delivery by our shipping vendors. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would have a material adverse effect on our business, financial condition, results of operations and prospects

Our business, including our costs and supply chain, is subject to risks associated with sourcing and warehousing.

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

We accept payments using a variety of methods, including credit card, Mytheresa gift cards, debit card, PayPal, Alipay, and WeChat Pay, in addition to cash in our store, which subjects us to certain regulations and the risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. We primarily rely on Adyen as payment processor. If this third party payment processor were to experience an interruption, delay or service unavailability or if we transition to a new third party payment processor and the transition results in interruption, delay or service unavailability, we may not be able to process payments on a timely basis. Although we use third parties to process payments, our processes must comply with payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard (“PCI-DSS”) and rules governing electronic funds transfers, the EU Regulation on regulatory technical standards for strong customer authentication and common and secure open standards of communication and the EU Directive on payment services in the internal market. If we fail to comply with applicable rules and regulations of any provider of a payment method we accept, if the volume of fraud in our transactions triggers limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If services of our payment providers are interrupted, harmed or such payment providers are subject to fraud or cyber security attacks, this may result in the data protection of our customers being compromised and the access, public disclosure, loss or theft of their personal information, as well as an inability to process their payments. Further, we occasionally receive orders placed with fraudulent data. Under current credit and debit card practices, we may be liable for fraudulent transactions. As a result, we may suffer losses as a result of orders placed with fraudulent data even if the associated financial institution approved payment of the orders. We would also likely suffer a reputational impact with our customers. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

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

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations indirectly as a result of required compliance by our brand partners and the manufacturers of their products. In addition, we are active in an industry that is not considered to be environmentally sustainable and we depend on shipping logistics, which lead to a high output of carbon dioxide. As a result, our customers might refuse to acquire merchandise from us and turn to more sustainable competitors or refrain from acquiring luxury products at all. Further, any delays in launching our inaugural ESG report in late 2022 or in achieving our ESG goals may result in a loss of customers and investors who prioritize companies that publicly disclose their sustainability efforts and results. If we take steps to voluntarily mitigate our impact on climate change and other ESG issues, we may experience increases in energy and transportation costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate or conduct business.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

Approximately 98% of our consolidated net sales for fiscal 2022 were generated from sales on our sites. The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

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

The loss or corruption (or other unauthorized access or disclosure) of personal data may constitute a personal data breach under the EU General Data Protection Regulation (“GDPR”). In the event of such a personal data breach, we could be required to notify applicable government authorities and/or potential victims and could face continued governmental investigations, fines and private claims for compensation from individuals whose personal data was involved.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by customers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. In fiscal 2022, mobile orders accounted for 50% of our net sales, of which 38% were app orders, and approximately 79% of page views were generated via mobile app, tablet and mobile phone. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an internet browser on their mobile device. As new mobile devices and operating systems are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and operating systems, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application stores, such as those of the Apple App Store or Google Play, if our applications receive unfavorable treatment compared to competing applications, such as the order of our products within application stores, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and results of operations may be materially and adversely affected.

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

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and ecommerce, such as geo-blocking and other geographically based restrictions, internet advertising and price display, economic and trade sanctions, coordination with suppliers and financial transactions. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, the European Commission recently adopted new distribution rules (known as the new Vertical Block Exemption and Vertical Guidelines), which came into force on 1 June 2022, which explicitly address the growth of e-commerce and the evolution of the online platform economy, which may adversely affect our relationships with brand partners. In addition, the U.S., the U.K., the European Union and other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Belarus, Cuba, Iran, North Korea, the Russian Federation, Syria, and the Crimea region of Ukraine and the occupied portions of the Donetsk and Luhansk regions of Ukraine as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, including especially numerous entities in Belarus, the Russian Federal and the People’s Republic of China, and entities owned by, or acting on behalf of, any of those sanctioned individuals or entities. In addition, the U.S. trade regulations prohibit the importation of products manufactured in whole or in part by entities in the Xinjiang Uyghur Autonomous Region (“XUAR”) of China.

Anti-corruption laws, including FCPA (U.S. Foreign Corrupt Practices Act of 1977) and the U.K. Bribery Act, generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage.

Although we have policies and procedures in place designed to promote compliance with such laws and regulations, which we review and update as we expand our operations, our employees, partners, or agents could take actions in contravention of our policies and procedures or violate applicable laws or regulations, for example, by unknowingly shipping merchandise to customers who are themselves or are family members of specifically targeted individuals subject to economic sanctions. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, a prohibition on our ability to supply certain Chinese-made or sourced products to customers in the U.S., litigation, and damage to our reputation and the value of our brand.

Compliance with current and future laws and regulations and our contractual obligations relating to privacy, data protection and customer protection increases our operating costs. Failure to comply with such laws or regulations could adversely affect our business, financial condition and results of operations.

We collect and maintain significant amounts of personal data and other data relating to our customers and employees. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third-parties and service providers. As a result, a variety of European and international laws and regulations, and certain industry standards, govern or apply to our collection, use, retention, sharing and security of customer data. We are subject to certain laws, regulations, contractual obligations and industry standards (including, for example, the PCI-DSS, the GDPR and the Federal Data Protection Act) relating to privacy, data protection and localization, information security and customer protection. These requirements increase our operating costs and may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Existing and future laws and regulations, or the enforcement of such laws and regulations, including with regard to data localization requirements and restrictions on data sharing and cross-border data transfers, could impede the growth of e-commerce or online marketplaces and negatively impact our business and operations. Any failure, or perceived failure, by us to comply with our privacy policies or with any Dutch, German, European, or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to privacy, data protection and localization, information security or customer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our senior management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties.

In Europe, where we have significant business operations, the data privacy and information security regime has been through a significant change and continues to evolve. The collection and processing of personal data is subject to increasing regulatory scrutiny in the European Union and the United Kingdom. The GDPR and the UK data protection regime (“UK GDPR”) have stringent operational requirements for companies, including retailers, regarding information practices, such as expanded disclosures to consumers about how we collect and process their personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. Recent case law has also increased requirements in relation to international transfers of personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties for non-compliance with each regime. Since January 1, 2021 (when the transitional period following the United Kingdom’s withdrawal from the European Union expired), we have been required to comply with GDPR and the UK GDPR. Each regime has the ability to fine us up to the greater of €20 million (£17.5 million) or 4% of global turnover for non-compliance.

In recent years, U.S. and EU lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws and regulations in this area are also under reform. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the existing ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union and United Kingdom, informed consent is required for the placement of a cookie on a user’s device, unless such cookie is strictly necessary to provide explicitly requested services, and for many forms of direct electronic marketing. The GDPR and UK GDPR impose conditions on obtaining valid consent, such as, according to some authorities and courts, a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under development, recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and we are beginning to see regulatory enforcement actions. Changes to how we use cookies and related technology could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. The advertising technology ecosystem may not be able to adapt to the legal changes around the use of tracking technologies, which may have a negative effect on businesses, including ours, that collect and use online user information for consumer acquisition and marketing. Any decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the use of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the draft ePrivacy Regulation also advocates the development of browsers that block cookies by default. These developments and other privacy-oriented software changes by operating systems or other third-parties, such as Google’s and Apple’s app tracking transparency features, have impaired our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, and could adversely affect our business, in light of our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The law imposes new requirements on companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents the ability to opt out of certain disclosures of personal information, and grants rights to access or request deletion of personal information. The CCPA implementing regulations are being updated and supplemented by the office of the California Attorney General and the California Privacy Protection Agency, which was established in 2021 based on the 2020 ballot initiative to enact the California Privacy Rights Act (“CPRA”). CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data for cross-context behavioral advertising. CPRA was signed into law on December 16, 2020 with most provisions not coming into effect until January 2023. The CCPA, as amended by the CPRA, and similar laws passed by other U.S. states, including Nevada, Virginia, Colorado, Utah and Connecticut could have an adverse effect on our business, results of operations, and financial condition.

The effects of the CCPA and similar state laws are potentially significant and will require us to modify our data collection or processing practices and policies, incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement or litigation. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that could make compliance with such laws challenging.

The People’s Republic of China (the “PRC”) have enacted numerous laws, regulations and guidelines concerning data security (collectively “Data Security Law”) to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of such data to the state’s economic development, as well as the degree of harm it would cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also requires important data to be stored locally in the PRC. Such important data may only be transferred outside of the PRC subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.

Additionally, on August 20, 2021, the PRC enacted a Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL clarifies the scope and application of the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for critical information infrastructure operators and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL includes a list of rules which must be complied with prior to the transfer of personal information outside of the PRC, such as compliance with a security assessment, certification by an agency designated by the relevant authorities, or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Failure to comply with the PIPL can result in fines of up to renminbi (“RMB”) fifty million or 5% of the prior year’s total annual revenue.

In addition, the government agencies of the PRC promulgated several regulations or released a number of draft regulations for public comment which are designed to provide further implementation guidance in accordance with the aforementioned laws. For example, on October 29, 2021, the Cyberspace Administration of China (“CAC”), the central internet regulator, issued draft Measures for the Security Assessment of Outbound Data (the “Draft Measures”) soliciting public comments by November 28, 2021. The Draft Measures remain under legislative review and may be subject to further revisions before being officially enacted. Once the Draft Measures are finalized and implemented, data processors in the PRC will be required to conduct a self-risk assessment to evaluate the risks of cross-border data transfer. In addition, we will be subject to the security assessment and approval by CAC with respect to cross-border data transfer, as we are deemed a “massive volume data processor” pursuant to the Draft Measures due to our processing of personal information of more than one million people in the PRC.

The evolving data security landscape and potential for heightened government enforcement actions could lead to compliance risks and increased costs in our operations in the PRC. Failure to comply with such requirements may adversely affect our business and operations in the PRC region.

In addition to the privacy, data protection and data security laws discussed above, many other countries and jurisdictions continue to pass laws related to data protection, such as data privacy and data breach notification laws, resulting in a diverse set of requirements across states, countries and regions. The complexity of navigating these varying data protection laws is particularly acute for our business due to our global reach. In addition, the legal landscape relating to the transfer of personal data continues to evolve and remains uncertain in many jurisdictions. Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us to comply with rapidly evolving privacy or security laws such as those in the PRC, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We rely on trademark, copyright, trade secrets, confidentiality agreements and other practices to protect our proprietary information, technologies and processes. Our principal trademark assets include the registered trademark “MYTHERESA,” in addition to our logo. Our trademarks are valuable assets that support our brand and customers’ perception of our services and merchandise. We also hold the rights to the “mytheresa.com” internet domain name and various other related domain names, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. For example, we are required to register our trademark in China and have been subject to trademark infringement claims in China. Although we believe that these and similar claims are without merit, they may result in additional costs. As a result of the international nature of our business, we may be required to register our trademarks in the countries in which we operate or conduct business.

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

In addition, the loss of one or more of our qualified personnel or the inability to promptly identify a suitable successor to a key role or the loss of any of our technicians could have an adverse effect on our business. For example, our chief executive officer and chief financial officer have unique and valuable experiences leading our company. Our managing director contracts provide for only a six-month notice period, which may be an insufficient amount of time to identify and recruit a qualified replacement. In addition, certain roles within our fashion buying team are freelance contractors under individual consulting agreements with a limited term. If any of these employees or contractors were to depart or otherwise reduce their focus on our company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team or other key employees.

If we fail to effectively manage our employees and hiring needs in connection with our growth, our business, financial condition and results of operations could be harmed.

We have grown rapidly, with our net sales increasing from €612.1 million in fiscal 2021 to €698.4 million in fiscal 2022. To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. As of June 31, 2022, we had a total of 1,238 employees, representing 1,196.7 FTEs, an increase from 978.9 FTEs as of June 30, 2021, and we have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel, particularly in Munich, where our principal offices and fulfillment center and the majority of our employees are located. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires or retain key employees, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.

Increases in labor costs, including wages, or other developments in labor and employment law, including any unionizing efforts by employees, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. A significant portion of our workforce is in Germany. From time to time, legislative proposals are made to increase the minimum wage in the Federal Republic of Germany and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. The minimum wage is set nationwide every two years for the following two years. Since its last increase effective as from January 1, 2022 the minimum wage is currently €9.82 per hour. The Minimum Wage Commission has recommended an increase in four steps every 6 months from the current level to €12 by October 1, 2022. The Minimum Wage Commission’s recommendation is subject to Government approval. Several German political parties are calling for a significant increase, which may be decided after the 2022 federal elections. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Munich, Germany, where our principal offices and fulfillment center as well as the majority of our employees are located, is very competitive.

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

Additionally, the ongoing crisis related to Russia’s war in Ukraine has resulted in the application of enhanced sanctions against Russia by a number of jurisdictions, including the United States, United Kingdom, and European Union, and vice versa. These measures, and any additional measures that may be imposed should Russia’s war against Ukraine continue, may have a material impact on our ability to operate in the ordinary course of business with customers in Russia. Although our sales in Russia are relatively immaterial and we do not have a significant number of personnel in the country, certain commercial relationships remain at risk of disruption as a result of these measures.

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

The imposition or increase of tariffs, the imposition of international trade regulations, and the current uncertainty regarding international economic relations could have an adverse effect on our business and results of operations.

The acquisition, delivery, import and export of our products are subject to various countries’ export control laws and regulations, financial sanctions, import regulations, customs duties and tariffs, and trade protection measures, which we refer to as”international trade regulations”. Those international trade regulations have a significant impact on the costs to us and to our customers of our products.  Changes to those international trade regulations may have a further material impact on the cost of our products, and. as such, they may affect the competitiveness of our products in various markets. Other changes to the international trade regulations could affect our ability to acquire products from specific sources or suppliers and/or our ability to deliver our products to customers in specific countries.

The failure to comply with those international trade regulations that are, or may be, applicable to our products may expose our company to adverse consequences, including: (i) the imposition of fines and penalties; (ii) the imposition of government orders restricting our ability to export our products to, or import our products into, specified countries; (iii) delay or impair our ability to ship and deliver our products to our customers; and/or (iv) damage to our reputation as a compliant company and a reliable supplier of our products.

Many of our products are manufactured in the People’s Republic of China. Commencing in 2018, as part of a series of trade-related disputes between the governments of the United States and the People’s Republic of China, the United States Government imposed punitive customs duties on Chinese merchandise imported into the United States, under section 301 of the U.S. Trade Act of 1974.  Those “section 301” duties on Chinese origin goods range from 7.5 percent to 25 percent, and apply directly to products that we procure from Chinese suppliers for importation into the United States. The section 301 duties are currently under review by the United States Government, and the consequences of that review are uncertain. If the section 301 duties are maintained in effect, they will likely continue to have a negative impact on the competitiveness of our products in the United States, and on our overall financial results.

Section 307 of the United States Tariff Act prohibits the importation into the United States of products manufactured abroad in whole or in part with forced labor. On June 21, 2022, the Uyghur Forced Labor Prevention Act (the “UFLPA”) went into effect in the United States. The UFLPA establishes a presumption that any product that is produced or manufactured in the XUAR, or that is produced or manufactured by an entity that is working with the XUAR regional government forced labor programs, is the product of forced labor and is therefore ineligible for importation into the United States. Textiles and apparel, particularly cotton apparel, are a particular focus of the UFLPA enforcement effort, and the regulations can be, in certain situations, unclear, leaving a great deal of discretion in the hands of customs inspectors. If any of the products that we supply to our customers in the United States are suspected of being subject to the forced labor restrictions of the UFLPA, we may experience delays in importing products into the United States or seizure of our goods, which would likely lead to customer dissatisfaction as orders are delayed or cancelled. Moreover, any shipment of products to the United States which are ultimately determined to be subject to the UFLPA may expose us to fines and penalties under the United States Customs & Border Protection regulations.

The UFLPA is a United States law. Other countries, however, may in the future enact similar laws banning the importation of products from the XUAR or otherwise determined to be produced in whole or in part with forced labor. To the extent that any entity in the supply chain for our products (of any tier, including raw materials suppliers) is determined to be using forced labor, that determination could have a significant impact on our ability to supply our products to customers in other markets.

In response to the Russian war in Ukraine, various countries, including the United States, Canada, the United Kingdom, the European Union member states, and other countries have imposed a series of enhanced export control restrictions and financial sanctions on transactions with or in the Russian Federation and Belarus. In particular, the United States, the United Kingdom and the European Union have imposed export control restrictions or prohibitions on the export of luxury goods, including especially fashion apparel, to: (i) any person in the Russian Federation and Belarus; and (ii) certain specified Russian and Belarussian individuals (i.e., so-called “oligarchs” and “malign actors”) wherever located. Those luxury goods export control restrictions, especially those adopted by the European Union, have the effect of prohibiting the export of many of our products from the European Union to customers in Russia and Belarus.

In 2019, the United States Government threatened to impose section 301 duties, at a rate of 25 percent, on certain products, including apparel, handbags and cosmetics, imported from the United Kingdom, France, Italy and Spain, as well as various other countries, in response to those countries’ initiatives to implement a digital services tax. The proceedings to impose those section 301 duties were, however, terminated, as a result of agreement among the various countries to negotiate a multinational convention on the taxation of digital services under the auspices of the Organization for Economic Cooperation and Development (“OECD”). If no such multilateral convention is ultimately concluded, the section 301 actions could be reinstituted by the United States Government. The imposition of any such section 301 duties on products imported into the United States from various European countries could have a significant impact on the cost and competitiveness of our products in the United States market.

The imposition of additional duties by the United States, and retaliatory actions taken by other countries, may result in a global trade war. Those tariff measures are one manifestation of global economic tensions, which could result in the imposition of various forms of taxation, tariff measures and customs duties on our products, which could then have a significant impact on our business, financial condition and results of operations. Other governmental action related to tariffs or international trade agreements may adversely impact demand for our products, our costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. The luxury industry has been impacted by ongoing uncertainty surrounding tariffs and import duties, and international trade relations generally. While we actively review existing and proposed measures to seek to assess the impact of them on our business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on our business, including higher consumer prices and reduced demand for our products and higher input costs. The imposition or increase of tariffs might cause us to consider increasing prices to our end customers. However, this could reduce the competitiveness of our merchandise and customers might refrain from purchasing products from us, and/or might switch to competitors, which could adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this report, tariffs have not had a significant impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations.

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

We are required to collect sales and use taxes in most U.S. states or be subject to other tax liabilities (including penalties and interest) that may increase the costs our customers would have to pay and adversely affect our results of operations.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales and use tax (collectively “sales tax”) collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person’s economic and virtual contacts with a state may be sufficient to create the “substantial nexus” that is required with a taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of U.S. states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. Every U.S. state with a sales tax now imposes sales tax collection obligations on companies engaging in a certain number and/or dollar value of sales to customers in the state, even when such companies lack a physical presence. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that U.S. states may seek to tax out-of-state retailers, including for prior tax years. A successful assertion by one or more U.S. states requiring us to collect sales taxes where we presently do not do so could result in tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by U.S. state governments of sales tax collection obligations on out-of-state retailers in U.S. jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and results of operations. Although we believe that we currently collect sales taxes in all U.S. states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a new imposition or a successful assertion by one or more U.S. states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our results of operations.

As a global company, we are subject to taxation in certain other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly effective tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. Changes in applicable tax laws in the jurisdictions in which we (or our subsidiaries) are organized or operate, as well as certain proposals agreed to by 137 countries, including Germany (and the Netherlands), operating through the OECD and Group of 20 Inclusive Framework on Base Erosion and Profit Shifting, including, without limitation, the Pillar I proposal to allocate certain amounts of taxable income to market jurisdictions for large profitable groups and Pillar II proposal to introduce mechanisms to ensure all profits are subject to a global minimum tax. The European Commission (“EC”) issued a proposed directive in December 2021, that requires EU Member States to implement Pillar II rules if the proposed directive is adopted by the EU Member States. It is also possible that a unified approach will not be agreed upon while a significant number of countries enact new unilateral tax measures without mechanisms to avoid double taxation. Any of these potential developments could have a material adverse effect on our financial condition and results of operations. In addition, there are, and will likely continue to be, an increasing number of tax laws and regulations pertaining to the internet and online commerce that could have a material impact on our financial condition and results of operations.

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

The tax treatment of us and our subsidiaries depends in some instances on determinations of fact and interpretations of complex provisions of applicable tax law for which no clear precedent or authority may be available. Relevant tax rules are consistently under review by persons involved in the legislative process and taxing authorities, which may result in revised interpretations of established concepts, statutory changes, new reporting obligations, revisions to regulations and other modifications and interpretations. The present tax treatment of us and our subsidiaries may be modified by administrative, legislative or judicial interpretation at any time, and any such action may apply on a retroactive or retrospective basis. Changes to applicable tax laws and interpretations thereof could result in a higher taxable income and a higher tax burden for the Company and its operating subsidiaries and could affect or cause us to change the structure of our business and operations or change the character or treatment of portions of our income, among other results.

The original treatment of a tax-relevant matter in a tax return, tax assessment or otherwise could later be found incorrect and as a result, we may be subject to additional taxes, interest, penalty payments and/or social security payments. Such reassessment may be due to an interpretation or view of laws and/or facts by tax authorities in a manner that deviates from our view and may emerge as a result of tax audits or other review actions by the relevant financial or tax authorities. For example, certain predecessors in interest were incorporated in Luxembourg, and the Luxembourg tax authorities may disagree with tax positions taken by those entities, including with regards to the transactions pursuant to which MYT Netherlands obtained ownership of MGG. Our subsidiaries and we are subject to tax audits by the respective tax authorities on a regular basis. As a result of future tax audits or other reviews by the tax authorities, additional taxes could be imposed on us and our subsidiaries exceeding the provisions reflected in our financial statements. This could lead to an increase in our tax obligations, either as a result of the relevant tax payment being assessed directly against us or as a result of us becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay. We could in the future have considerable tax loss carryforwards, or other tax carryforwards, including as pertaining to interest or expense deductions. The utilization of these tax carryforwards may be restricted under applicable tax laws, for instance, if they cannot be carried forward indefinitely or if they forfeit upon occurrence of certain events (e.g., a direct or indirect transfer of shares or a change of control). In addition, any such restriction may require a write-down of the deferred tax assets in our consolidated financial statements to the extent we have any future tax loss carryforwards. This could negatively affect our financial position and results of operations. Furthermore, applicable tax laws may limit or restrict the ability to take current tax deductions for certain expenses.

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

Before completing our IPO, we had been a private company since our inception, and as such, we have not had the internal control and financial reporting requirements that are required of a publicly traded company. As a publicly traded company,we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm in the future, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities may likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

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

Operating as a publicly traded company in the United States subjects us to additional rules and regulations, requires us to incur substantial costs and requires substantial management attention. In addition, our management team has limited experience managing a public company.

As a publicly traded company in the United States, we incur substantial legal, accounting, director and officer insurance and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the SEC. The NYSE listing requirements applicable to foreign private issuers and the Dutch regulations applicable to private companies with limited liability under the laws of the Netherlands and the Dutch Corporate Governance Code, as well as other applicable securities rules and regulations, also apply to us. As part of these requirements, we need to maintain effective disclosure and financial controls and continue to make changes to our corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and will continue to make some activities more time consuming.

Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, our management and other personnel have needed to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we have incurred and expect to continue to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We have hired and expect to continue to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

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

As of June 30, 2022, our carrying amount of goodwill, brand names and other intangible assets recorded on our consolidated balance sheet was €155.0 million. Under IFRS, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, such as brand names, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to recognize impairment losses in our income statement if the carrying value is in excess of the fair value. Certain of our intangible assets include acquired customers that we amortize over several years. If we are required to book losses with respect to such intangibles, we may need to shorten the amortization period, which could have a material adverse effect on our business, financial condition and results of operations.

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

MYT Netherlands became a tax resident in Germany for German tax purposes as of September 7, 2020. By reason of MYT Netherlands’ incorporation under Dutch law, it is also deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 and the Dutch Corporation Tax Act 1969. As long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention of 2012 between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income (the “Convention”), MYT Netherlands should be considered to be tax resident exclusively in Germany. The application of the Convention will change once the Protocol to amend the Convention dated 24 March 2021 will enter into effect on 1 January 2023. For MYT Netherlands, the Protocol to amend the Convention dated 24 March 2021 will apply in the Netherlands for the fiscal year starting on 1 July 2023, i.e., the first fiscal year following 1 January 2023. For MYT Netherlands, the Protocol to amend the Convention dated 24 March 2021, will apply in the Netherlands for the fiscal year starting on 1 July 2023, i.e., the first fiscal year following 1 January 2023. Once the Protocol to amend the Convention dated 24 March 2021, is effective, the Dutch tax authorities could try to deny the granting of benefits under the Convention by taking the position that one of the principal purposes for MYT Netherlands to move its place of effective management to Germany was to obtain the benefits of the Convention. MYT Netherlands believes that it has strong arguments that the benefits of the Convention cannot be denied under the principal purpose test of the Protocol to Amend the Convention given the location of relevant activities at the current time. This determination, however, depends on the relevant facts and circumstances, so there can be no assurance that a court will uphold MYT Netherlands’ position, if it is challenged. Furthermore, whether MYT Netherlands has its place of effective management in Germany and is as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in MYT Netherlands becoming a tax resident of a jurisdiction other than Germany, potentially also triggering an exit tax liability in Germany, or in the denial of benefits under the Convention. These changes could have a material adverse impact on MYT Netherlands’ financial results and/or the future marketability of MYT Netherlands’ ADSs. For further discussion, see “Taxation - German Taxation - Tax Residence of MYT Netherlands.

If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its equity securities in both Germany and the Netherlands.

As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), MYT Netherlands’ dividends are generally subject to German dividend withholding tax and not Dutch withholding tax. However, Dutch dividend withholding tax, in addition to German withholding tax, will be required to be withheld from dividends if and when paid to Dutch resident holders of MYT Netherlands’ ADSs (and non-Dutch resident holders of MYT Netherlands’ ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). In addition, the Protocol dated March 24, 2021 to amend the Convention will enter into effect on 1 January 2023 and will for the Netherlands apply to MYT Netherlands for the fiscal year starting on 1 July 2023. Starting with 1 July 2023, due to the application of the Protocol, the Dutch tax authorities could take the position that the exemption from Dutch dividend withholding tax for non-Dutch resident holders of equity securities is not applicable, by taking the position that one of the principal purposes for MYT Netherlands to move its place of effective management to Germany was to obtain the benefits of the Convention. MYT Netherlands believes that it has strong arguments that the benefits of the Convention cannot be denied under the principal purpose test of the Protocol to amend the Convention. This determination, however, depends on the relevant facts and circumstances, so there can be no assurance that a court will uphold MYT Netherlands’ position, if it is challenged. MYT Netherlands will be required to identify its shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of MYT Netherlands’ shareholders and/or ADS holders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur. Non-Dutch resident holders of MYT Netherlands’ ADSs may apply for a refund of Dutch dividend tax, if withheld on the distribution.

Holders of our securities may be subject to limitations on transfer of their securities.

Our registrar and transfer agents may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, our registrar and transfer agents may refuse to deliver, transfer or register transfers of our securities generally when our books or the books of such registrar and transfer agent are closed, or at any time if we or such registrar and transfer agent deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of our articles of association, or for any other reason.

Item 4: Information on the company

A.	History and development of the company

We have historically conducted our business through Mytheresa Group GmbH (formerly named: NMG Germany GmbH), a German limited liability company (Gesellschaft mit beschränkter Haftung) with its statutory seat in Munich, registered with the commercial register of the local court of Munich under HRB 211727 (“MGG”), and its subsidiaries. MGG is wholly owned subsidiary of the issuer, MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) and registered with the Trade Register of the German Chamber of Commerce under number 261084 (“MYT Netherlands”). Except where the context otherwise requires or where otherwise indicated, the terms “Mytheresa,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to MYT Netherlands together with MGG and its other consolidated subsidiaries as a consolidated entity; the term “MYT Netherlands” or “the issuer” refers to MYT Netherlands as a stand-alone company; and the term “MYT Holding” refers to MYT Holding LLC, a Delaware limited liability company, as a stand-alone company and, prior to the public offering, the sole shareholder of MYT Netherlands.

MYT Netherlands Parent B.V. is a private company with limited liability, incorporated under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

B.Business Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

We acquire and retain customers who are predominantly working professionals with significant spending power and limited time, shop frequently, seek luxury products that are not easily found elsewhere and demand superior customer service. These customers are high income luxury consumers that value quality over price and curation over assortment breadth. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2022, we generated approximately 35% of our GMV from approximately 3% of our customers who were part of the Top Customer program. This program offers a range of benefits, such as first access to runway and exclusive pieces, previews of new season styles, dedicated personal shopping services and invitations to exclusive events and fashion shows as well as other money can’t buy experiences. The exclusive events, collections and campaigns that we create with our luxury brand partners highlight the innovation and creativity we bring to the luxury fashion world, underpin the strong relationships we have with these brands, and enable us to deepen connections with our most valued customers.

We have longstanding relationships with the world’s most iconic luxury brands, including Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dolce & Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney and Valentino. In fiscal 2022, our average order value was €626 (fiscal 2021: €595), one of the highest in the industry, reflecting our commitment to true luxury. We curate the most coveted luxury brands, and within those brands, the most on-trend and luxurious pieces. We use a combination of luxury fashion expertise and data insights to optimize our product assortment architecture. Since our inception, we have retained 100% of our brand partners we wanted to keep, which is a testament to our strong, trusted brand relationships.

Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first website and app (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience, express checkout processes, and real-time push notification order tracking. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing. In fiscal 2022, we generated approximately net sales of 18.6% from Germany, 40.0% from Europe (excluding Germany), 15.8% from United States and 25.6% from the rest of world.

As of June 30, 2022, our mobile app installs reached approximately 5.3 million. Mobile devices represented 50% of gross merchandise sales and 79% of page views for fiscal 2022, underscoring the importance of our mobile-first approach.

We have rapidly scaled our global customer base and net sales over the past four years, while maintaining our high average order values.

From fiscal 2021 to fiscal 2022, we grew our active customers by 16.4% to 781,000 customers. In fiscal 2022, we reported €689.8 million in net sales, representing growth of 12.7% from fiscal 2021. Our GMV increased in fiscal 2022 by 21.3% from fiscal 2021 to a total of € 747.3 million.

In fiscal 2022, we reported a net loss of €7.9 million compared to a net loss of €32.6 million during fiscal 2021. In fiscal 2022, we reported Adjusted Net Income of €44.5 million, representing an improvement from €32.1 million in fiscal 2021. Additionally, in fiscal 2022, we generated €57.3 million of Adjusted Operating Income and €66.4 million of Adjusted EBITDA, representing year over year growth of €10.6 million and €11.4 million, respectively.

Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “Item 5: Operating and financial review and prospects - A. Operating Results”.

Our Industry

We operate at the intersection of luxury goods, technology and service. Online personal luxury goods is a large and rapidly growing market, and we believe we are uniquely positioned to capture market share as a result of our exclusive, highly curated product assortment, leading service offering and advanced technology.

Online Luxury Market

The global online luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further from approximately €60 billion in 2021 to €105 - €115 billion in 2025, according to Bain & Company’s Luxury Goods Worldwide Market Monitor (November 2021) (the “2021 Bain Study”). Based on the 2021 Bain Study, the personal luxury goods market is expected to reach €360 to €380 billion by 2025, with online penetration expected to grow from 22% to 30% from 2021 to 2025. We believe luxury is one of the last attractive categories to expand online and is relatively underpenetrated compared to traditional apparel and footwear.

Consumers generally approach the market in a borderless manner, often purchasing luxury goods across multiple continents, seeking an elevated shopping experience and anytime access wherever their travels take them.

Online Multi-Brand Retail Taking Market Share

Global online luxury multi-brand retailers and online marketplaces are gaining market share over incumbent players, including department stores and luxury retailer’s websites, according to Bain & Company’s 2021 Worldwide Luxury Market Monitor (November 2021) (the “2021 Bain Study”). The online luxury retail market is highly fragmented, characterized by primarily regional department stores and boutiques, online marketplaces and only a limited number of global multi-brand retailers. We believe that global multi-branded online retail is a more compelling model than marketplaces for both consumers and brands: for consumers due to the desire for well-curated assortments offering a clear point of view that allows discovery as well as efficient product selection, and for brands to whom multi-brand retailers offer access to attractive customers, and most importantly, more control over brand image and pricing integrity. Additionally, online multi-brand retailers complement the brands’ own direct-to-consumer efforts with cross-category and cross-brand customer insights as well as the ability to ensure brands are presented consistently with the brand’s desired positioning. The latest McKinsey & Company Outlook from 2022, shows a continuation of growth beyond 2020 fueled by retailers’ new investments in the digital channel and prolonged lockdowns. The online acceleration is likely to have lasting impact on shopping behaviors - after stabilization of physical and retail eCom share.

Wealthiest Consumers are Driving Growth and Resilient Demand

The global luxury market continues to be driven by the growth of high net worth individuals (“HNWIs”), individuals with greater than $1 million in investable assets, a key and highly coveted customer demographic with large luxury spend. The wealth of HNWIs has increased at a CAGR of 6.0% from 2014 to 2020, reaching $86.0 trillion as of 2021, and is expected to exceed $100 trillion by 2025, according to the World Wealth Report 2020 from Capgemini (the “Capgemini Reports”). According to the same studies, the global HNWIs population has more than doubled since 2008, reaching approximately 22.5 million individuals globally as of 2021.

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

The Luxury Consumer

The luxury market is comprised of several types of consumers, each with their own lifestyle, income and spending characteristics:

●	The intermittent luxury fashion consumer loves and follows fashion and saves for iconic pieces, which he or she buys occasionally.
●	The everyday luxury fashion enthusiast has a passion for fashion, is typically a working professional who earns his or her own income and is often time-constrained. This consumer regularly invests in statement pieces and fashion items for special occasions.
●	The top luxury consumer leads a “jet-set” global lifestyle, has significant wealth, and is willing to spend a significant amount on luxury goods to stay ahead of the latest fashion trends. This consumer prefers newness, shops ready-to-wear clothing season after season, and demands a superior shopping experience, high-touch service and quick shipping. This consumer is a high-frequency shopper, making purchases several times a week or even daily on personal and experiential luxury, according to third party research.

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

Our Value Proposition to Customers

Trusted discovery platform and curated assortment of the most coveted luxury brands.     We provide customers with one of the finest edits of the most coveted luxury brands. For example, of the over 7,000 stock-keeping units (“SKUs”) we curate from our top 30 selling luxury designer brands, less than around 21% of those items overlapped with our multi-brand competitors according to an ongoing internal pricing analysis comparison Our content and brand stories, which are produced 100% in-house, inspire our customer and are integral to Mytheresa’s reputation as a trusted fashion authority for discovery. Our highly curated edit of luxury fashion is core to our DNA and allows us to translate fashion from the runway to the wardrobes of our customers. We encourage daily discovery through our “New Arrivals” section on our sites, as well as real-time product recommendations and inspirational content. For members of our Top Customer program we take our curation to a deeper level with personal shoppers, who know each customer’s specific fashion aesthetic and will recommend pieces via the preferred communication channel of the customer (phone, email, text message or other messaging platforms), or in some cases, hosting personal styling appointments.

Exclusive access to capsule collections.    Our deeply entrenched and long-term relationships with the most coveted luxury brands allow us to provide unique offerings to our customers, including exclusive capsule collections, product personalization and first access through exclusive pre-launches. In fiscal 2022, we launched 76 exclusive capsule collections and campaigns with in-house produced exclusive content from brands including Moncler, Valentino, Loro Piana, Dolce Gabbana, Bottega Veneta, Gucci, Pucci, Tom Ford and many more.

Superior service drives differentiated shopping experience.    We are dedicated to providing our customers with superior service throughout their shopping experience and believe this sets us apart from our competitors. We have team members who are available to serve our customers 24 hours per day, seven days a week and in eight languages. Additionally, our localized websites, which are also available in eight languages and eight currencies, and our global in-house logistics capabilities provide the fast, efficient and frictionless shopping experience our global customers demand. We believe customers are loyal to Mytheresa because we provide excellent service every time they interact with us. Our emphasis on exceptional service is inherent throughout all customer touchpoints, including our sites, customer care, delivery and global personal shopping team. For example, we provide customers with personalized product recommendations, last-minute deliveries, and hand-signed notes with our delivered products to personally connect and provide the high-touch service our customers enjoy. Our customer satisfaction with our service and experience is evidenced by our best-in-class net promoter score (“NPS”) of 80.9% , which is an annualized average of weekly measurements conducted by us in fiscal 2022. Through our distribution and fulfillment capabilities, we offer fast shipping to our customers in metropolitan areas globally in less than 72 hours, with one to two days shipping service in all of Europe where express shipping is available. Our customer service teams are experts in working with luxury customers. We received approximately 7,275 calls per week, on average, during fiscal 2022, with approximately 87.6% of 379 thousand calls answered within 20 seconds.

Special brand experiences for our top customers.    In fiscal 2022, we invited our top customers around the world to more than 40 “money-can’t-buy” experiences. Highlights include the launch of the exclusive Dolce&Gabbana lemon collection during a cocktail reception in Miami attended by Domenico Dolce, the Pucci re-launch at a weekend experience in Capri to introduce the new Parisian artistic director Camille Miceli, the celebration of the Dries Van Noten exclusive collection in Antwerp attended by Dries Van Noten, a visit to the made-to-measure Berluti workshop for men’s shoes, a Loro Piana experience in Los Angeles, an intimate dinner with Givenchy attended by Matthew Williams as well as VIC experiences in China in Chengdu and Hangzhou, and events in the Middle East. These events and brand experiences provide our top customers, press, influencers and friends of the house with “money-can’t-buy” experiences, while also giving us the opportunity to amplify the content created across social media.

Our Value Proposition to Brand Partners

Online Visibility to Highly Coveted Global Luxury Customers.    In addition to brands appearing on our sites, we create exclusive experiences and collections that provide additional opportunities to engage with our customers and social media followers. In addition to our 41 events, we launched 76 campaigns in collaboration with our brand partners to launch exclusive products only available on Mytheresa or first available on Mytheresa. In collaboration with Moncler, we launched a 360° degree virtual pop up featuring exclusive styles in the Austrian Mountains, which received high awareness across the world. Other highly visible campaigns include the launch of the Dolce Gabbana exclusive lemon capsule collection, the Valentino Escape Collection exclusively available on Mytheresa and Valentino, the launch of the highly anticipated Loewe x Spirited away collection, the Gucci Pets collection including a stand-out video campaign, the exclusive Rimowa Pop-Up including the launch of a new colorway “Quartz” for the first time since year and many more.

Innovative and Engaging Content Across Media Formats.    We produce 100% proprietary content in-house across different media formats including films, music videos, games, magazines and photography shoots on behalf of, and in partnership with, our brand partners. We place this content across our consumer touchpoints, including our home page, app, mobile first newsletter, paid formats and social media that includes our own managed platforms ranging from Instagram and Pinterest to WeChat and RED. We take a product-focused and experiential approach to content creation, which has differentiated and strengthened our longstanding relationships with some of the world’s leading luxury brands. Our highly stylized production showcases our brand partners’ products at their best, and our brand partners often promote our content and edits on their own social media accounts and websites. We also regularly achieve extensive global publicity for our brand partners and ourselves through features and exclusive stories, as well as through our more than 3.1 million followers, as of June 30, 2022, across social media platforms.

Established Reputation for Being Trusted Brand Stewards and Maintaining Brand Integrity.    We are viewed as an integral global partner and have consistently been recognized as such by leading luxury brands including Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Our focus only on the most valuable luxury customers, our ability to deliver a superior service experience and our strong full price sell-through highlight our commitment to maintaining brand integrity for our brand partners.

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

Our Competitive Strengths

We attribute our market success, rapid growth and strong profitability to the following competitive strengths:

Customer-First Approach with Deep Understanding and Analytical Insight.    We target, acquire and retain the most valuable luxury customers by pairing superior service with advanced technology. Our deep understanding of our customers enables us to provide a shopping experience tailored to them and drive loyalty. Our customer is time-constrained, requires efficient, personalized service, and favors our easy-to-use sites. Unlike online fashion marketplaces where customers go to price compare common luxury SKUs, we believe our customers shop our platform for discovery and access to exclusive products they cannot find elsewhere. To assist this shopping experience, we have invested in a robust technology platform that allows us to analyze data to produce actionable insights that we use to identify customers and personalize our site, emails, and brand recommendations for them. Our data-driven technology platform is integral to our merchandising and marketing functions and enables us to consistently deliver a superior shopping experience to several hundred thousand customers across over 130 countries. A key component of our customer experience is a mobile and app-first approach. In fiscal 2022, mobile orders accounted for 50% of our net sales, of which 38% were app orders, and approximately 79% of page views were generated via mobile app, tablet, and mobile phone. We combine data-driven customer insights, decades of thought-leadership in fashion, and exceptional customer service to deliver an unparalleled customer experience.

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

Highly Loyal and Engaged Global Luxury Customer Base.    We have deep relationships with a growing number of dedicated luxury and highly coveted, high net worth customers. We have grown our active customer base at a 27.8% CAGR since fiscal 2017, with 68.3% of net sales in fiscal 2022 coming from existing customers. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. Our emphasis on targeting and serving these top customers resulted in the generation of approximately 35% of our GMV from approximately 3% of our top customers in fiscal 2022. Given our value proposition, high average order value, and strong customer loyalty, we achieved a 3.2x 6-year LTV to CAC ratio for the 2016 cohort, which demonstrates the effectiveness of our marketing spend and long-term profitability of our business model. Further, once a customer commits to our platform, they spend more over time, as evidenced by our 83% net sales retention from prior year cohorts and our approximately 106% net sales retention for cohorts who have been with us for more than two fiscal years, representing our ability to retain customers and to increase active customers’ spend and frequency, in fiscal 2022.

Partner of Choice for the World’s Most Coveted Luxury Brands.    We have a rich, 30-year heritage of working with more than 200 of the most coveted luxury brands, who trust us for our commitment to full-price integrity, appreciate our innovative approach to targeting digital luxury consumers, and often provide us access to exclusive products and collections. In fiscal 2022, we featured 76 exclusive capsule collections and campaigns from preeminent designers including Moncler, Valentino, Gucci, Tom Ford, Dolce Gabbana, Loewe, Rimowa and many more. This represents a significant increase of 58% from the 48 campaigns we offered in fiscal 2021. Our average tenure with our top 30 brands is more than 10 years and we have retained 100% of our brand partners we wanted to keep since our founding. This underscores the strength of our relationships and differentiates Mytheresa as one of the online retailers that luxury brands prefer to partner with. Additionally, our top 30 brands’ share of overall net sales has remained stable as we have scaled the business.

Combination of Growth and Profitability with Attractive and Sustainable Unit Economics.    As a result of our top-of-funnel brand campaigns and our sophisticated performance marketing efforts, we acquire customers efficiently and profitably and attract high quality customers who have a high propensity to repeat. As we have scaled our customers and net sales, we have improved profitability through our commitment to price integrity, yielding a stable gross margin, as well as efficient marketing and leveraging of our fixed cost base. In fiscal 2022, we grew our active customers 16.4%, while keeping our gross margin stable and successfully leveraging our shipping, marketing and administrative costs resulting in an Adjusted EBITDA margin of approximately 9.6% in fiscal 2022, compared to 9.0% in fiscal 2021.

Experienced and Proven Management Team Combining Expertise From Luxury and Digital Worlds.    Our team is led by our Chief Executive Officer, Michael Kliger, who joined Mytheresa in 2015 from eBay Enterprise where he was a Vice President for all of Europe and Asia Pacific. His deep customer knowledge across geographies has helped accelerate growth and enhance profitability. Michael is complemented by our experienced senior management team with industry-leading expertise across luxury, technology and e-commerce operations. The business verticals are led by Dr. Martin Beer (Chief Financial Officer), Sebastian Dietzmann (Chief Operating Officer), Isabel May (Chief Customer Experience Officer), Gareth Locke (Chief Growth Officer) and Richard Johnson (Chief Commercial Officer). Like our customers, we are diverse, with employees representing more than 86 nationalities and 63.6% of whom were women as of June 30, 2022. Our culture is collaborative, confident, creative, accountable, performance driven and dedicated to delivering to our customers the finest edit and service in luxury.

Growth Strategies

We plan to drive our market leadership, growth and profitability through the following strategies:

Profitably Acquire New Customers.     We will focus our efforts on reaching the world’s most affluent luxury consumers. We believe our market share is less than 2% in the online personal luxury goods category. Given the strong projected growth of the luxury market, we believe we have a significant opportunity to expand our customer base in both our existing and new markets. We expect to attract new customers in all geographies including Europe, as well as the United States and Asia. Our demonstrated playbook for localizing new geographies is efficient, effective and repeatable. We leverage localized social media content and influencers, curation, languages and events to bring the Mytheresa brand to new markets. We believe our exclusive aspirational content and events resonate globally, providing a scalable marketing engine to efficiently acquire new customers across geographies. Through our more than 3.0 million followers as of June 30, 2022, across social media platforms and our luxury influencer relationships, we believe we will continue to reach new customers and raise brand awareness globally through this low cost medium. We intend to augment our core performance marketing strategy by pursuing App download advertising, further optimizing bidding rules for paid search engines, scaling organic search content in several additional languages, introducing a new customer acquisition model, and accelerating social media channel growth.

Continue to Expand Share of Wallet and Retention for Existing Customer Base.     We plan to deepen our existing customer relationships to improve our strong revenue retention and increase our wallet share with customers. We believe we can increase purchase frequency and spend by improving our customer experience, Top Customer program and brand relationships. We will enhance our customer experience by continuing to refine our customer analytics, increasing personalization and product recommendations, improving the mobile experience and providing additional opportunities to pre-order exclusive products as well as expanding our team of personal shoppers across the globe. We will make selective improvements to our Top Customer program offerings and localization as we continue to expand globally. To supplement our top-tier offering for our most valued customers, we will continue to partner with brands to host our exclusive events while also improving service levels in key geographies through local support staff and distribution capability enhancements. Furthermore, we expanded our successful exclusive re-sale service dedicated to our high-end luxury customers in partnership with Vestiaire Collective to more categories, brands and markets.

Access New Complementary Customer Categories.     We plan to increase our share of customer and household wallet share as well as attract new customers globally by investing in new categories to complement our strong existing business.

Expand wallet share with the recent launch of Mytheresa Kids.    In January 2019, we officially launched our kidswear offering with 35 brands which we have now grown to an offering of 50 brands. Given the significant proportion of our top customers who have children and are looking to purchase luxury kidswear, many of our top brands such as Balmain, Burberry, Chloe, Dolce & Gabbana, Golden Goose, Gucci, Moncler, and Stella McCartney have collaborated with us on our launch of Mytheresa Kids. As many of our luxury brands continue to introduce separate kidswear lines, we have also been able to add kidswear even for brands like Loro Piana and Brunello Cucinelli recently. Like we do with womenswear we have also been able to introduce exclusive kidswear items only available at Mytheresa with brands like Dolce Gabbana, Off-white & Palm Angels and Victorie Beckham Our unique focus on luxury and our famous curation unlocks incremental wallet share from our customers who already know and trust our curated offering and wish to also purchase luxury products for the children in their lives. While 77% of kidswear items have been bought by existing customers, 23% of purchases have been by customers that have discovered Mytheresa through our luxury kidswear offering which presents an opportunity for additional growth. In a short time we have managed to become a significant player in the global luxury kidswear market. The synergies with our existing business are reflected with 77% of our customers who bought kidswear items already bought other items, mostly womenswear items. This strengthens, of course, the unit economics of our kidswear offering.

Further build a reputation as one of the leading player for Menswear.    We launched Mytheresa Men in January 2020 with more than 100 curated brands to target the modern, affluent man with a curated, inspiring product offering reflecting the zeitgeist in men’s fashion. Our ambition is to become the global opinion leader and leading luxury online destination for luxury menswear. Our positioning is the white space between time-honored luxury and the post-streetwear era. We have dedicated men’s buying, creative, marketing, communication and merchandising teams to look after this new business. We are seeing ongoing support from our brand partners as evidenced by the fact that we offered exclusive capsule collections and pre-launches from Tom Ford, Moncler, Ami Paris, Givenchy, Our Legacy, Dries Van Noten and Berluti. We believe we are in a prime position to become an authority in the evolving menswear space given our ability to define menswear with a new positioning and the relationships we have with our current brand partners who have some of the top luxury menswear lines.

While we initially leveraged our existing site traffic and reputation as a luxury authority to grow our menswear business, we have already seen tremendous success through Mytheresa Men, with 18% of all Mytheresa customers in fiscal 2022 consisting of menswear customers. We believe that the success of Mytheresa Men since its launch demonstrates its potential to become a source of growth for our overall business and an opportunity to bring new customers to the Mytheresa platform.

Expand wallet share with the launch of Mytheresa Life:    We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. The curated assortment includes interior and lifestyle products from iconic fashion houses such as Loro Piana, Missoni, Dolce&Gabbana and Aquazzura to renowned interior design brands, including Vitra, Fornasetti and Cassina, to independent home décor and table top specialists like Ginori 1735, 101 CPH, 1882 LTD., Serax and Zaha Hadid. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

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

Facilities

Our corporate headquarters are located in Aschheim (Munich), Germany. We rent our central warehouse facility in Heimstetten, Germany, which has approximately 16,970m2 of floor space for storage, merchandising operations and fulfillment and are in the process of setting up a second fulfillment center in Leipzig, Germany with approximately 54,550m2 of floor space. We also rent additional office space in London, Shanghai, Berlin, Barcelona, New York and Milan, in addition to our retail stores in Munich.

The following table sets forth information with respect to our facilities as of June 30, 2022:

			Lease	Right of
Location	Type	Square Meters	Expiration	Renewal
Aschheim, Germany	Corporate Headquarters	9,830	Feb. 2025	Yes
Heimstetten, Germany	Fulfillment Center	16,970	Jun. 2024	Yes
Leipzig, Germany	Fulfillment Center	54,550	Apr. 2033	Yes
Leipzig, Germany	Interim Office space	140	-	Yes
Munich, Germany	Store	1,625	Dec. 2027	Yes
Munich, Germany	Store	102	Dec. 2027	Yes
Milan, Italy	Photo Studio	1,815	Aug. 2025	Yes
Milan, Italy	Photo Studio	80	Aug. 2027	Yes
Shanghai, China	Office space	10	Apr. 2023	Yes
Shanghai, China	Office space	39	Feb. 2023	Yes
Berlin, Germany	Office space	250	Sep. 2022	Yes
Barcelona, Spain	Office space	630	Aug. 2022	No
Barcelona, Spain	Office space	1,575	Feb. 2028	No
New York, USA	Office space	390	May. 2027	No
London, United Kingdom	Office space	—	Dec. 2022	Yes

Item 4A: Unresolved staff comments

None.

Item 5: Operating and financial review and prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3: Key information - D. Risk factors” and “Special note regarding forward-looking statements” sections and elsewhere in this annual report.

Business Overview

Mytheresa is one of the leading global luxury fashion e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the new category “Life”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

Business Highlights

From fiscal 2021 to fiscal 2022, we grew our active customers by 16.4% to 781,000 customers. In fiscal 2022, we reported €689.8 million in net sales, representing growth of 12.6% from fiscal 2021. For the fiscal year ended June 30, 2022 gross profit was at €355.0 million, an increase of €67.9 million or 23.7% year-over-year. Net loss decreased from €32.6 million in fiscal 2021 to €7.9 million in fiscal 2022. In fiscal 2022, we reported Adjusted Net Income of €44.5 million, representing an improvement from €32.1 million in fiscal 2021. Additionally, in fiscal 2022, we generated €57.2 million of Adjusted Operating Income and €66.3 million of Adjusted EBITDA, representing year over year growth of €10.6 million and €11.4 million, respectively. Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “Item 5: Operating and financial review and prospects – A. Operating Results”

Factors Affecting our Performance

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

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, inflation, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

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

Consumer Acquisition and Engagement

Our financial performance depends on the expenses we incur to attract and retain consumers and the revenues we then generate with the customers. To continue to grow our business profitably, we need to acquire and retain customers in an efficient manner and of high quality. We acquire customers through our brand marketing and performance marketing efforts. To measure the effectiveness of our marketing spend, we analyze CAC and LTV.

Customer Acquisition Cost. We define CAC as all of our online marketing expenses, excluding software costs, which we attribute to acquiring new customers in a given year, divided by the number of customers who placed their first order in the relevant year. These costs accounted for approximately 81% of our total marketing expense in fiscal 2022 as we exclude public relations and creative production costs, as well as marketing expense attributable to retaining existing customers when evaluating CAC. We manage CAC methodically, continually using customer data to optimize our global customer acquisition strategy.

Starting in fiscal 2017, we introduced a proprietary marketing attribution system focused on customer journeys across media channels. We additionally began utilizing data analytics and algorithms to optimize our paid marketing efforts and bidding strategies to acquire customers whom we believe will deliver high lifetime values. Collectively, these efforts have resulted in significantly declining CAC in fiscal 2018, fiscal 2019, fiscal 2020 and fiscal 2021, a trend we believe is rare in the industry, despite growing our active customer base from 486,000 in fiscal 2020 to over 781,000 in fiscal 2022.

Lifetime Value. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year. We define contribution profit as gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers. We measure the profitability of new customer acquisition by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. Our lifetime value has increased over time as our customers who stay on our platform spend more over time. This is evidenced by the growth in our net sales per active customer by cohort demonstrated below.

Net Sales per Active Customer

The fiscal 2016 cohort’s LTV has increased over time as a result of repeat purchases and increased spend by retained customers. This results in a 3.2 times payback of our original cost to acquire this customer, demonstrating our marketing efficiency and profitable model. The following chart illustrates the efficiency of our customer acquisitions, as well as the profitability associated with retaining customers.

To illustrate the recent effectiveness and consistency of our marketing efforts, the following chart compares the LTV to CAC ratio for fiscal 2016, 2017, 2018, 2019, 2020, 2021 and 2022 respectively, cohorts for their one year, two year, three year, four and five year periods, where relevant. The relative consistency illustrates the repeatability of our model as we continue to grow.

LTV/CAC by Customer Cohort Over Time

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers, encourage repeat purchases and grow our portion of wallet share over time. This is reflective of our ability to engage and retain our customers through our curated assortment and the improved convenience of our platform.

The increasing share of our net sales from existing customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. We define cohort net sales retention as net sales attributable to a given customer cohort divided by the total net sales attributable to the same customer cohort from the prior fiscal year. We retained approximately 83% of net sales from prior year cohorts in fiscal 2022.

Additionally, in fiscal 2022 we retained greater than 100% of the net sales for the 2019 cohorts and prior. This cohort behavior demonstrates our ability to not only retain customers, but to also increase active customers’ spend on our platform as our loyal customers place orders more frequently at increasing average order values.

Net Sales by Cohort

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

Growth of Online Luxury

According to the 2021 Bain Study, the online penetration of luxury personal goods is expected to increase from 22% to 30% from 2021 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

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

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to increase over time, but to stay stable as a percentage of GMV in the medium term.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, IPO preparation and transaction costs as well as other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow and become a publicly traded company, we expect these expenses to stay stable as a percentage of net sales.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Other expense (income), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment and other miscellaneous expenses and income.

Finance income (cost), net in fiscal 2021 consist primarily of interest incurred in relation to our U.S. Dollar denominated Shareholder Loans and related foreign exchange gains and losses. In January 2021, we fully repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering. In fiscal 2022, our finance costs relate to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). Given our strong cash position we reduced our committed revolving credit lines from €90 million to €60 million to reduce interest expenses.

A. Operating Results

For a discussion of (i) our results of operations, including selected segment information, for the year ended June 30, 2021, including a year-over-year comparison between fiscal 2021 and fiscal 2020, and (ii) our liquidity and capital resources for the years ended June 30, 2021 and June 30, 2020, please refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2021, “Item 5: Operating and financial review and prospects.”

Operating Results and Operating Metrics of the Group

The following table sets forth our results of operations for the periods presented. The period to period comparison of financial results is not necessarily indicative of future results.

	Fiscal year ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022

Net sales	449,487	612,096	689,750
Cost of sales, exclusive of depreciation and amortization	(239,546)	(325,053)	(334,758)
Gross profit	209,941	287,043	354,992
Shipping and payment cost	(52,857)	(71,466)	(97,697)
Marketing expenses	(62,507)	(81,558)	(96,093)
Selling, general and administrative expenses	(66,427)	(157,151)	(148,172)
Depreciation and amortization	(7,885)	(8,232)	(9,088)
Other income (expense), net	645	(799)	892
Operating income	20,910	(32,162)	4,834
Finance income (costs), net	(11,119)	15,091	(998)
Income (loss) before income taxes	9,791	(17,070)	3,836
Income tax (expense) income	(3,441)	(15,534)	(11,734)
Net income (loss)	6,350	(32,604)	(7,898)

The following table sets forth each line item within the statement of profit as a percentage of net sales for each of the periods presented.

	Fiscal year ended
(in % of Net sales)	June 30, 2020	June 30, 2021	June 30, 2022

Net sales	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(53.3%)	(53.1%)	(48.5%)
Gross profit	46.7%	46.9%	51.5%
Shipping and payment cost	(11.8%)	(11.7%)	(14.2%)
Marketing expenses	(13.9%)	(13.3%)	(13.9%)
Selling, general and administrative expenses	(14.8%)	(25.7%)	(21.5%)
Depreciation and amortization	(1.8%)	(1.3%)	(1.3%)
Other income (expense), net	0.1%	(0.1%)	0.1%
Operating income	4.7%	(5.3%)	0.7%
Finance (expense) income, net	(2.5%)	2.5%	(0.1%)
Income (loss) before income taxes	2.2%	(2.8%)	0.6%
Income tax (expense) income	(0.8%)	(2.5%)	(1.7%)
Net income (loss)	1.4%	(5.3%)	(1.1%)

Comparison of the Years Ended June 30, 2021 and 2022

Net sales

Net sales increased from €612.1 million for the fiscal year ended June 30, 2021 to €689.8 million for the fiscal year ended June 30, 2022. For the last twelve months, our total orders shipped increased from 1.51 million to 1.77 million, or 17.2%. For the fiscal year ended June 30, 2022 net sales growth is primarily due to the fact that we were able to generally grow our active customers with a strong average order value during that time on the base of strong customer retention and with continuous effort to win new customers with the effective use of our performance marketing tools. For the fiscal year ended June 30, 2022 the net sales growth was adversely affected by the war in Ukraine, sanctions in Russia and Covid-related effects in Asia, current continued inflationary pressures and overall economic downturn, which caused lower demand for luxury products compared to the prior year period. The slower increase in net sales compared to our GMV growth is due to the effect of brands switching from the wholesale model to the CPM. With this switch our reported net sales from these brands do not equal the GMV from these brands as before, but only the platform fee from these brands GMV. This effect is recognized only in the first twelve months after a brand switches fully from wholesale to CPM. Twelve months after a brand partner switched completely from Wholesale to CPM, net sales from the brand partner will again grow with the same rate as the GMV from the brand partner.

Cost of sales, exclusive of depreciation and amortization

Cost of sales, exclusive of depreciation and amortization for the fiscal year ended June 30, 2022 increased by €9.7 million, or 3.0%, compared to the fiscal year ended June 30, 2021. The slight increase during the periods presented mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of net sales decreased from 53.1% for the fiscal year ended June 30, 2021 to 48.5% for the fiscal year ended June 30, 2022. The decrease is primarily due to the increasing share in CPM revenue. For CPM revenue, no cost of sales, exclusive of depreciation and amortization are recognized given that the price of the goods sold is borne by the CPM brand partner.

Gross profit

For the fiscal year ended June 30, 2022 gross profit was at €355.0 million, an increase of €67.9 million or 23.7% year-over-year. For that period the gross profit margin in relation to net sales increased to 51.5% in the fiscal year ended June 30, 2022 compared to the previous fiscal year with 46.9%. The increase is driven primarily by our increasing share in CPM revenues. For CPM, no cost of sales incurred given that the purchase price of the goods sold is borne by the CPM brand partner.

Shipping and payment costs

Shipping and payment costs increased by €26.2 million, or 36.7%, from €71.5 million for the fiscal year ended June 30, 2021 to €97.7 million for the fiscal year ended June 30, 2022. The increase was primarily driven by an increase in total orders shipped, price increase in shipping costs and a higher share of countries where we pay all customs duties for the customer, for example in the US. As a percentage of net sales, shipping and payment cost increased from 11.7% for the fiscal year ended June 30, 2021 to 14.2% for the fiscal year ended June 30, 2022. As a percentage of GMV, shipping and payment cost increased from 11.6% for the fiscal year ended June 30, 2021 to 13.1% for the fiscal year ended June 30, 2022.

Marketing expenses

Marketing expenses increased from €81.6 million for the fiscal year ended June 30, 2021 to €96.1 million for the fiscal year ended June 30, 2022. Marketing expenses increased primarily due to an increase in the number of customers acquired and additional brand collaboration campaigns and local events compared to prior year period. We constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies.

As a percentage of net sales, marketing expenses increased from 13.2% for the fiscal year ended June 30, 2021 to 13.9% for the fiscal year ended June 30, 2022.

As a percentage of GMV, marketing expenses decreased from 13.2% for the fiscal year ended June 30, 2021 to 12.9% for the fiscal year ended June 30, 2022.

Mytheresa was able to increase its active customers for the last twelve months ended June 30, 2022 by 16.4%. Also in this fiscal year 2022 we saw a continuation of very good customer cohort performance.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022

Personnel-related expenses	(50,910)	(133,710)	(122,695)
Thereof contributions to defined contribution plans	—	—	(34)
Rental and other facility-related expenses	(932)	(2,197)	(2,252)
IT expenses	(4,567)	(6,636)	(7,647)
Insurances, contributions and fees	(294)	(2,833)	(4,145)
Travel costs	(1,089)	(143)	(1,390)
IPO preparation and transaction costs (1)	(5,206)	(6,984)	—
Other transaction-related, certain legal and other expenses (2)	—	—	(2,493)
Consulting and other services	(1,625)	(2,140)	(4,342)
Other	(1,804)	(2,508)	(3,207)
Total Selling, general and administrative expenses	(66,427)	(157,151)	(148,172)
(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(2)	Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

	Fiscal year ended
				FY22 vs FY21
	June 30,	June 30,	June 30,	Change
(in € thousands)	2020	2021	2022	in % / BPs

Total Selling, general and administrative expenses	66,427	157,151	148,172	(5.7%)
IPO related share-based compensation (1)	65	71,889	49,919	(30.6%)
IPO preparation and transaction costs (2)	5,206	6,984	—	N/A
Other transaction-related, certain legal and other expenses (3)	—	—	2,493	N/A
Adjusted Selling, general and administrative expenses	61,155	78,278	95,760	22.3%
in % of net sales	13.6%	12.8%	13.9%	110 BPs
(1)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €49.9 million for fiscal year ended June 30, 2022. We do not consider these expenses to be indicative of our core operating performance.
(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.
(3)	Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

The total selling, general and administrative expenses decreased by €9.0 million for the fiscal year ended June 30, 2022 from €157.2 million in the fiscal year ended June 30, 2021 to €148.2 million in the fiscal year ended June 30, 2022. The Mytheresa Group recognized IPO related share-based compensation expenses for the fiscal year ended June 30, 2022 of €49.9 million and €71.9 million for the fiscal year ended June 30, 2021. Excluding the IPO related share-based compensation expenses, IPO preparation and transaction costs as well as other transaction-related, certain legal and other expenses, the adjusted selling, general and administrative expenses as a percentage of net sales increased for the fiscal year ended June 30, 2022 from 12.8% to 13.9%, due to higher personnel expenses, insurance, and IT expenditures, in the periods.

The increase in personnel expenses excluding the IPO related share-based compensation expenses is also attributable to the increase in the number of employees to 1,238 for the fiscal year ended June 30, 2022 compared to 1,015 employees as of June 30, 2021. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel. Overall, personnel expenses as a percentage of net sales decreased from 21.8% in the fiscal year ended June 30, 2021 to 17.8% for the fiscal year ended June 30, 2022. The decrease in percentage of net sales is mainly driven by IPO related share-based compensation expenses. Excluding the IPO related share-based compensation expenses, personnel-related expenses as a percentage of net sales was at 10.1% for the fiscal year ended June 30, 2021 and 10.6% for the fiscal year ended June 30, 2022.

Other general and administrative expenses increased by €2.0 million, from €23.4 million during the fiscal year ended June 30, 2021 to €25.5 million during the fiscal year ended June 30, 2022, mainly due to higher insurance, travel cost and IT expenditures, in the period.

Depreciation and amortization

Depreciation and amortization expenses, increased from €8.2 million for the fiscal year ended June 30, 2021 to €9.1 million for the fiscal year ended June 30, 2022, due to higher depreciation in right of use asset and increased depreciation in office equipment.

Finance income (costs), net

Total interest and other expenses on our Revolving Credit Facilities was €0.7 million and €0.4 million during the fiscal year ended June 30, 2021 and 2022, respectively.

Total interest expense on leases capitalized under IFRS 16 was €0.6 million and €0.6 million during the fiscal year ended June 30, 2021 and 2022.

Finance expenses in fiscal 2021 originated primarily from our Shareholder Loans, with a small portion related to the use of our Revolving Credit Facilities, which we utilized at certain points in fiscal 2021 as we built our inventory.

In fiscal 2021, we incurred interest expense, in addition to foreign currency gains and losses, on our U.S. Dollar denominated Shareholder Loans. During the fiscal year ended June 30, 2021, interest expenses of €5,990 thousand were incurred on these loans. In addition, income of €7,601 thousand due to foreign currency exchange rate adjustments was recognized in the fiscal year ended June 30, 2021 due to the full payback of the shareholder loan, while foreign currency income was €14.6 million.

In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

Income tax (expense) income include the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period. For further information see Note 12.

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

Assets are not allocated to the different business segments for internal reporting purposes.

The following table shows our net sales and EBITDA for the fiscal year ended June 30, 2020, 2021 and 2022, respectively, for each segment.

	Fiscal Year Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022

Online
Net Sales	437,448	602,871	674,484
EBITDA	32,361	65,357	81,159

Retail Stores
Net Sales	12,039	9,225	15,266
EBITDA	1,947	1,670	4,229

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group’s net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2020		2021		2022
Germany	98,443	21.9%	115,334	18.8%	128,616	18.6%
United States	45,183	10.1%	77,596	12.7%	108,748	15.8%
Europe (excluding Germany) (1)	173,875	38.7%	253,700	41.4%	276,110	40.0%
Rest of the world (1)	131,986	29.4%	165,466	27.0%	176,277	25.6%
	449,487	100.0%	612,096	100.0%	689,750	100.0%
(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Non-IFRS Measures

We use a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income are helpful measures in highlighting trends in our operating results, because they exclude certain types of expenses which are not reflective of our ongoing operations and performance.

Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

We use the following metrics in addition to Segment EBITDA to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Fiscal Year Ended
				FY22 vs FY21
	June 30, 2020	June 30, 2021	June 30, 2022	Change in % / BPs
(in millions)
Gross Merchandise Value (GMV) (1)	€ 449.5	€ 616.1	€ 747.3	21.3%
Active customer (LTM in thousands) (2)	486	671	781	16.4%
Total orders shipped (LTM in thousands) (2)	1,092	1,505	1,765	17.2%
Average order value (LTM) (2)	600	595	626	5.2%
Net sales	€ 449.5	€ 612.1	€ 689.8	12.7%
Gross profit	€ 209.9	€ 287.0	€ 355.0	23.7%
Gross profit margin	46.7%	46.9%	51.5%	460 BPs
Adjusted EBITDA(3)	€ 35.4	€ 54.9	€ 66.3	20.7%
Adjusted EBITDA margin(3)	7.9%	9.0%	9.6%	60 BPs
Adjusted Operating Income(3)	€ 27.5	€ 46.7	€ 57.2	22.6%
Adjusted Operating Income margin(3)	6.1%	7.6%	8.3%	70 BPs
Adjusted Net Income(3)	€ 19.3	€ 32.1	€ 44.5	38.6%
Adjusted Net Income margin(3)	4.3%	5.2%	6.5%	130 BPs
(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income to their most directly comparable IFRS measures.

	Fiscal Year Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022

Net income	6,350	(32,604)	(7,898)
Finance income (expenses), net	11,119	(15,091)	998
Income tax expense	3,441	15,534	11,734
Depreciation and amortization	7,885	8,232	9,088
thereof depreciation of right-of use assets (1)	5,116	5,224	5,657
EBITDA	28,795	(23,929)	13,922
United States sales tax (2)	1,334	—	—
IPO preparation and transaction costs(3)	5,206	6,984	—
Other transaction-related, certain legal and other expenses (4)	—	—	2,493
IPO related share-based compensation(5)	65	71,889	49,919
Adjusted EBITDA	35,400	54,944	66,334

Reconciliation to Adjusted EBITDA Margin
Net Sales	449,487	612,096	689,750
Adjusted EBITDA margin	7.9%	9.0%	9.6%

	Fiscal Year Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022

Operating Income	20,910	(32,162)	4,834
U.S. sales tax(2)	1,334	—	—
IPO preparation and transaction costs(3)	5,206	6,984	—
Other transaction-related, certain legal and other expenses(4)	—	—	2,493
IPO related share-based compensation(5)	65	71,889	49,919
Adjusted Operating Income	27,515	46,711	57,246

Reconciliation to Adjusted Operating Income Margin
Net Sales	449,487	612,096	689,750
Adjusted EBITDA margin	6.1%	7.6%	8.3%

	Fiscal Year Ended
(in € thousands)	June 30,2020	June 30, 2021	June 30, 2022

Net Income	6,350	(32,604)	(7,898)
U.S. sales tax(2)	1,334	—	—
IPO preparation and transaction costs(3)	5,206	6,984	—
Other transaction-related, certain legal and other expenses(4)	—	—	2,493
IPO related share-based compensation(5)	65	71,889	49,919
Finance expense (income) on shareholder loans (6)	9,645	(16,224)	—
Income tax effect (7)	(3,306)	2,073	—
Adjusted Net Income	19,294	32,118	44,514

Reconciliation to Adjusted Net Income Margin
Net Sales	449,487	612,096	689,750
Adjusted Net Income margin	4.3%	5.2%	6.5%
(1)	Under IFRS 16, right of use assets are depreciated over their estimated useful life.
(2)	Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. Based on our previous IT configuration, we temporarily incurred sales tax related liabilities on customer purchases in the United States. Due to upgrades to our IT infrastructure in the fourth quarter of fiscal 2020, we no longer incur these expenses.
(3)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.
(4)	Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.
(5)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €49.9 million for fiscal 2022. We do not consider these expenses to be indicative of our core operating performance.
(6)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.
(7)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

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

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses, IPO related share-based compensation expenses and related income tax effects. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted selling, general and administrative

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expense.

B. Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €60 million as well as the proceeds from our initial public offering in January 2021. Given our strong cash position we reduced our committed revolving credit lines in February 2022 from €90 million to €60 million to reduce interest expenses.

Our Revolving Credit Facilities provide short-term liquidity, needed due to the seasonal variability of our business. As of June 30, 2022, our cash and cash equivalents were €113.5 million. As of June 30, 2022, approximately 98% of our cash and cash equivalents were held in Germany, of which approximately 4% and 9% were denominated in, U.S. Dollars and British Pounds respectively. No other currency held in Germany accounted for more than 4 % of our cash and cash equivalents. Approximately 2% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.

We typically draw on our Revolving Credit Facilities as a result of seasonal volatility in our business.

As of June 30, 2021, we fully repaid our borrowings on our Revolving Credit Facilities. As of June 30, 2022, the interest rates were 2.20% and 2.25% for the Commerzbank and UniCredit facilities, respectively, if used as basic short-term borrowings. Typically, we use monthly money market loans with an interest rate of Borrowings 1.3% to 1.4% under our Revolving Credit Facilities which are secured by our inventory and customer receivables.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. As of June 30, 2022, we were in compliance with all covenants for the Revolving Credit Facilities.

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

The following table shows summary consolidated cash flow information for the fiscal year ended June 30, 2020, 2021 and 2022:

	Year Ended June 30,
(in € thousands)	2020	2021	2022

Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	10,559	(16,486)	54,840
Net cash outflow from investing activities	(2,420)	(2,894)	(11,923)
Net cash (outflow) inflow from financing activities	(878)	86,790	(6,095)

Consolidated Cash Flow Fiscal 2022 and Fiscal 2021

Net cash (outflow) inflow from operating activities

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

During the fiscal year ended June 30, 2022, operating activities generated €54.8 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €7.8 million, of which the increase in inventories of €16.9 million, the increase in other assets of €47.4 million and increase in other liabilities of €24.7 million have been the main drivers, as well as net loss of €7.9 million, and share based compensation of €52.3 million.

Net cash used by changes in operating assets and liabilities during the fiscal year ended June 30, 2022 consisted primarily from the decrease in inventory, increase in other liabilities, partially offset by changes in working capital. The increase in other assets is mainly due to receivables from certain brand partners as a result of their transition to the CPM, which led to a corresponding decrease in inventory for the respective merchandise which was sold back to these brand partners. At the same period other liabilities increased by €24.7 million during the fiscal year ended June 30, 2022.

Net cash outflow from investing activities

Cash used in investing activities for the fiscal year ended June 30, 2021 was €2.9 million, mainly resulting from equipment purchases and IT licenses. Cash used in investing activities for the fiscal year ended June 30, 2022 was €11.9 million, mainly resulting from capitalized assets connected to our new warehouse in Leipzig, Germany and equipment purchases and IT licenses.

Net cash (outflow) inflow from financing activities

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

Net cash used from financing activities during the fiscal year ended June 30, 2022 was €6.1 million, which resulted from interest payments of €1.0 million, lease payments of €5.5 million and proceeds from exercise of share options of €0.4 million.

C. Research and Development, Patents and Licenses

The Mytheresa Group does not perform any research and development activities. There are also currently no intensions to do so.

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors and Senior Management

A. Directors and Senior Management

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of the date of this Annual Report:

Name	Age	Term Ends	Position
Michael Kliger	55	2024	Chief Executive Officer
Dr. Martin Beer	54	2024	Chief Financial Officer
Sebastian Dietzmann	48	2025	Chief Operating Officer
Gareth Locke	47	2025	Chief Growth Officer
Isabel May	47	2025	Chief Customer Experience Officer

The business address of the members of our Management Board is the same as our business address: Einsteinring 9, 85609 Aschheim/Munich, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Michael Kliger.    Mr. Kliger has served as Chief Executive Officer and as a member of our Management Board since September 2020. He has served as President and Chief Executive Officer of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and MGG since March 2015. He previously served as VP International at eBay Enterprise from March 2013 to February 2015. Previously, Mr. Kliger served as Executive Director at Accenture from September 2010 to December 2012. Prior to that, Mr. Kliger served as Managing Director at First Capital Partners GmbH from September 2007 to September 2010. Prior to that, Mr. Kliger served as Vertriebsgeschäftsführer at real,- SB-Warenhaus GmbH from January 2005 to April 2007. Prior to that, Mr. Kliger worked at McKinsey & Company from February 1992 to December 2004 serving last as Principal. Mr. Kliger serves as a member of the Board of Directors of Valora AG since March 2017 and serves as member of the Nomination and Compensation Committee. He holds an MBA from Kellogg School of Management and a Diploma degree from the Berlin University of Technology.

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

Sebastian Dietzmann.   Mr. Dietzmann Sebastian Dietzmann has served as Chief Operating Officer since November 2020 and as a member of our Management Board since February 2021. He has served as Chief Operating Officer and Managing Director of each of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and Mytheresa Service GmbH since July 2015. He previously served as Senior Director & Head of eCommerce Services International at eBay Enterprise from August 2011 to June 2015. Prior to that, he served as Senior Director Business Management at GSI Commerce from January 2010 to July 2011. Prior that, he served as Vice President of Product Management and Distribution at product + concept GmbH from March 2005 to March 2008. He holds a Diplom-Kaufmann degree from the Berlin Berlin School of Economics and Law.

Gareth Locke.   Mr. Locke has served as Chief Growth Officer since November 2020 and as member of our Management Board since February 2021. Mr. Locke has served as Chief Growth Officer of mytheresa.com GmbH since July 2016. He previously served as Head of Marketing for Zooplus AG from January 2012 until May 2016. During this same period, Mr. Locke also served as Managing Director of Zooplus France SARL. Prior to that, he was Associate Partner at Aquarius Consulting GmbH from April 2010 until December 2011. Prior to that, he served as Manager Corporate Development at PAYBACK GmbH from May 2005 to March 2010, as Project Manager at Ayming GmbH from January 2003 to May 2005 and as a Consultant at Accenture in London from September 1999 to November 2002. Mr Locke serves as an advisor to the Board of KICKZ.com GmbH since June 2021. Mr. Locke holds an MBA from the Burgundy School of Business and an MA in Economics and Finance from Leeds University Business School.

Isabel May.   Ms. May has served as Chief Customer Experience Officer since November 2020 and was appointed a member of our Management Board since February 2021. She joined Mytheresa in September 2015 as Director Customer Experience and Communications and has served as Chief Customer Experience Officer since January 2018 and became Managing Director of mytheresa.com GmbH as of September 2019. Prior to that, Ms. May served as Vice President of Strategy and Corporate Communications at D. Swarovski KG in Wattens, Austria from January 2013 to August 2015. Prior to that, Ms. May served as Managing Director and Partner of IBS Consultants GmbH from September 2009 to January 2013. Prior to that, Ms. May served as Partner of Brand Lab Consulting from July 2007 to August 2009. Prior to that, Ms. May had various positions in Marketing at ESCADA AG as well as Jet Set AG, Switzerland. Ms. May holds a Diplom-Kaufmann Degree from the Ludwig-Maxmilians-University.

Supervisory Board

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms as of (which expire on the date of the relevant year’s general meeting of shareholders) and their principal occupations outside of our Company:

Name	Age	Term Expires	Principal Occupation
Nora Aufreiter*	63	2025	Director, The Bank of Nova Scotia and The Kroger Company
Dennis Thatcher Gies	43	2024	Managing Director at Roark Capital, previously a Partner and Head of the Consumer Private Equity practice at Ares Management
David B. Kaplan	54	2024	Co-Founder, Director, Partner of Ares Management Corporation Co-Chairman at Ares Management Private Equity Group
Marjorie Lao*	48	2024	Director, Modern Times Group AB, Logitech SA and Sitecore Holding II A/S
Cesare Ruggiero	45	2024	Managing Director, CPPIB, member of the Board of Informatica Inc. and of Ports of America
Susan Gail Saideman	60	2024	Director, Church & Dwight Co., Inc.and Prepac Manufacturing Ltd. and FIRST Washington
Michaela Tod*	52	2024	Director, member of the Supervisory Board of AUGA group and member of the Advisory Board of Pro Gamers Group
Sascha Zahnd*	47	2024	Chairman, Valora Holding AG
*	Independent Directors for purposes of the Dutch Corporate Governance Code

The business address of the members of our Supervisory Board is the same as our business address: Einsteinring 9, 85609 Aschheim/Munich, Germany.

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Nora Aufreiter.   Ms. Aufreiter was appointed as member and chairperson of our Supervisory Board effective 1 July 2021. She currently serves on the Audit Committee and the Nominating, Governance and Compensation Committee. She is a former director and senior partner of McKinsey & Company, a global management consulting firm. Throughout her 27 year career at McKinsey, Ms. Aufreiter held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Retail practice, the Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in the U.S., Canada and internationally serving her clients in consumer facing industries including major retailers, financial institutions and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia where she is chair of the governance committee and is a member of the compensation committee. She is also a member of the Board of Directors of The Kroger Company where she is chair of the public responsibilities committee and a member of the financial policy committee. In addition, Ms. Aufreiter is on the board of a privately held company, Cadillac Fairview Property Trust, a subsidiary of Ontario Teachers Pension Plan. Ms. Aufreiter also serves on the boards of Unity Health Toronto, The Canadian Opera Company and is a member of the Dean’s Advisory Board for the Ivey Business School in Ontario, Canada. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. In June, 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at The University of Western Ontario.

Dennis Thatcher Gies.   Mr. Gies was appointed to our Supervisory Board in September 2020 and currently serves as Chairperson of the Nominating, Governance and Compensation Committee. Mr. Gies is a Managing Director at Roark Capital. Previously, Mr. Gies was a Partner and Head of the Consumer Private Equity practice at Ares Management, where he was responsible for sourcing and executing investments in private companies in the consumer goods, consumer services, e-commerce, retail, restaurant, leisure and lodging sectors. Prior to joining Ares in 2006, he worked at UBS Investment Bank, where he participated in the execution of a variety of transactions including leveraged buyouts, mergers and acquisitions, dividend recapitalizations and debt and equity financings. Mr. Gies holds a B.S., magna cum laude, from Virginia Tech in Electrical Engineering and an M.S. from the University of California, Los Angeles, in Electrical Engineering.

David B. Kaplan.   Mr. Kaplan was appointed to our Supervisory Board in January 2021 and was Chairperson until June 30, 2021. He currently serves as member of the Nominating, Governance and Compensation Committee. Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation and Co-Chairman of the Ares Management Private Equity Group. He is a member of the Ares Management Executive Management Committee and on the Ares Private Equity Group’s Corporate Opportunities, Asia Private Equity and Special Opportunities Investment Committees. Additionally, Mr. Kaplan is the Co-Chairman and Chief Executive Officer of Ares Acquisition Corporation (“AAC”). Mr. Kaplan joined Ares Management in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates, during which time he completed multiple private equity investments from origination through exit. Prior to Apollo Management, L.P., Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of MYT Netherlands Parent B.V., the parent entity of Mytheresa GmbH. Mr. Kaplan also serves as a member of the boards of directors of Guitar Center Holdings, Inc. and Number Holdings, Inc. and as the Chairman of the board of directors of the parent entity of Cooper’s Hawk Winery & Restaurants. Mr. Kaplan’s previous public company board experience includes Floor and Decor Holdings, Inc., Maidenform Brands, Inc., where he served as the company’s Chairman, GNC Holdings, Inc., Dominick’s Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as the Vice Chairman of the Board of Directors of Cedars-Sinai Medical Center, a non-profit hospital, and on the President’s Advisory Group of the University of Michigan. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma, from the University of Michigan with a Bachelor of Business Administration degree, concentrating in Finance.

Marjorie Lao.   Marjorie Lao (1974) was appointed to our Supervisory Board in November 2020, and currently serves as Vice-Chairperson of the Board and Chairperson of the Audit Committee. Ms. Lao is the former Executive Vice President and Chief Financial Officer of the LEGO Group, a position she held from February 2017 to March 2020, after serving as Senior Vice President - Finance and Senior Vice President - Corporate Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President – Projects at Seadrill Limited during 2013. She served as the Senior Vice President - Finance and Chief Financial Officer at Tandberg ASA from 2006 to 2010, and as Vice President – Business Development and M&A in 2006. When Tandberg was acquired by Cisco Systems, Inc., Ms. Lao joined Cisco as Senior Director – Finance and Senior Director – Strategy and Business Analytics from 2010 to 2012. Previously, she held Finance and Strategy managerial positions at McKinsey & Company and Procter & Gamble Company in Asia. Ms. Lao currently serves on the Board of Directors of Logitech SA, Modern Times Group MTG AB, and Sitecore Holding II A/S, and is a member of the Harvard Business School European and Global Advisory Board. Born in the Philippines, Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines, and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

Cesare J. Ruggiero.   Mr. Ruggiero has served as a member of our Supervisory Board since September 2020 and currently serves on the Nominating, Governance and Compensation Committee. Mr. Ruggiero is a managing director with CPP Investments in the Portfolio Value Creation group. He works with portfolio companies across private equity, infrastructure and sustainable energies investments to achieve full value potential. He serves on the Real Assets Investment Committee. Prior to joining CPP Investments in 2014, Cesare worked at The Boston Consulting Group (BCG) where he advised companies in business strategy and operational improvement. Prior to BCG, Cesare worked at Capgemini (formerly Cap Gemini Ernst & Young) as the head of the U.S. M&A practice area and co-led the global M&A practice. Mr. Ruggiero is a member of the Board and the Nomination and Governance Committee of Informatica Inc. since July 2022. He serves on the board of Ports of America and is member of the Compensation Committee and Operations Committee since December 2021. Cesare holds an Hons. BA with high distinction in International Relations from the University of Toronto.

Susan Gail Saideman.   Ms. Saideman was appointed to our Supervisory Board in November 2020 and currently serves on the Audit Committee. Ms. Saideman is the Chief Executive Officer and founder of Portage Bay Limited, LLC, which provides consulting and advisory services. Ms. Saideman founded Portage Bay Limited, LLC in September 2019 after serving as the General Manager for Amazon, Inc. (e-commerce) in Seattle from November 2013 to November 2016 and January 2019 to August 2019, and in London from November 2016 to December 2018. Prior to joining Amazon, Ms. Saideman held a series of General Management roles at Mars, Mikasa, Newell Rubbermaid and Campbell Soup. In these roles, she worked across channels that included retail stores, wholesale and ecommerce as well as geographies that included the United States, Canada, Europe, China, India, and the Middle East. Ms. Saideman started her career in finance at Chase Manhattan and as a strategy consultant at Bain & Company before joining PepsiCo where she was promoted through increasingly responsible positions at Pepsi-Cola North America and KFC. Currently, Ms. Saideman is a board member of Church & Dwight since June 2019. She is the chairperson of the board of PrePac Manufacturing since October 2019, serves on the advisory board of Endeavor.org and serves on the board of FIRST Washington since September 2019. Previously, she was on the board of DevaCurl. She served on the board of Harvey Mudd College until recently. Ms. Saideman holds an MBA from Harvard business School and a BA from Dartmouth College.

Michaela Tod.   Ms. Tod was appointed to our Supervisory Board in January 2021 and currently serves on the Nominating, Governance and Compensation Committee. Ms. Tod previously served as the co-Chief Executive Officer of ProSiebenSat1 TVD GmbH from April 2019 to July 2020, prior to which she served as the President (Greater) China of Dyson Technology Ltd. from July 2015 to February 2019, where she was responsible for the operational leadership of the Greater China business. Ms. Tod has also served as the Chair of the Supervisory Board of Directors of Virtual Minds AG from April 2019 to April 2020, a member of the Supervisory Board of NUCOM Group SE from April 2019 to March 2020 and a member of the Supervisory Board of Join GmbH from September 2019 to June 2020. Ms. Tod is a member of the Supervisory Board of AUGA group since April 2021 and a member of the Advisory Board of Pro Gamers Group since November 2021. Ms. Tod holds an MA in Business and Economics from Wirtschaftsuniversität Wien.

Sascha Zahnd.   Mr. Zahnd was appointed to our Supervisory Board in December 2020 and currently serves on the Audit Committee. Mr. Zahnd is the Chairman of the Board of Valora Holding AG, a leading small-scale retailer in the convenience and food service sector, and a member of its Audit Committee. Mr. Zahnd served as Vice President EMEA of Tesla International from December 2019 to May 2020. In May 2016, Mr. Zahnd joined the senior management team of U.S. Tesla, Inc. in Palo Alto, California, as Vice President Global Supply Chain. Prior to his departure from Tesla in December 2020, he was actively involved in helping to develop future global topics such as mobility, energy, artificial intelligence and Industry 4.0. Previously, Sascha Zahnd worked for six years at ETA SA/Swatch Group, where as a member of the Executive Board he was responsible for the global supply chain and the component production plants. In this role, he completely repositioned the entire purchasing and logistics organization and significantly increased production flexibility. Between 2001 and 2010, Mr. Zahnd worked for IKEA, initially in Switzerland and then in Sweden, Mexico, the United States and China. He started his career at the retail company as Regional Logistics Manager and went on to hold various roles including Sales Manager and Deputy to the General Manager of IKEA Retail in New York and finally Head Supply Division Asia Pacific in Shanghai.

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

Changes to our Supervisory Board and Committees in fiscal year 2022

Nora Aufreiter was appointed as member of the Supervisory Board and she was subsequently appointed as its Chairperson and member of the Nominating, Governance and Compensation Committee effective July 1, 2021. She was appointed member of the Audit Committee in July 2021. Also in July 2021, Marjorie Lao was appointed as Vice Chairperson of the Supervisory Board. On 19 January 2022, Dennis Gies and Cesare Ruggiero stepped down as members of the Audit Committee.

Activities of and evaluation by the Supervisory Board

The Supervisory Board provides oversight, evaluates progress and performance, maintains a sound and transparent system of checks and balances and advises the Management Board, when appropriate. The focus is on long-term value creation to the best interest of all stakeholders of the company.

In fiscal year 2022, the Supervisory Board held eight meetings all with an in-person or virtual attendance of 100%. At the meetings standard items like financial and operational performance, governance and compliance and risks associated with operations, IR updates and reports from the committees were discussed. The budget for the upcoming year fiscal year 2023 was approved. In July 2021, Marjorie Lao was appointed as vice-chairperson of the Supervisory Board. The Supervisory Board discussed the company strategy, the ESG framework of the company, it received updates on the logistics infrastructure and on cyber security. The Supervisory Board discussed the Company strategy in February 2022 during an all-day meeting and the Strategy Plan and the strategy initiatives were approved by the Supervisory Board in May 2022. Also in May 2022, the Supervisory Board approved the short-term incentive plan (“STI”) for fiscal year 2023, the long-term incentive plan “LTI”) for fiscal year 2023 and the Management Board compensation for fiscal year 2023. After each meeting, the Supervisory Board met without management present.

The Audit Committee held nine meetings and discussed regular items such as the interim review of the financial results, accounting, tax, risk, legal and compliance, data protection and privacy, internal controls (SOX), treasury and insurance. In addition, there were in depth discussions about risk management including the risk management policy, internal controls over financial reporting, internal audit, cyber security and data protection. The Audit Committee approved services to be provided by the external auditor KPMG. The external auditor was present at five meetings. The Audit Committee met twice with the external auditor without management present. The Audit Committee discussed the Dutch statutory accounts for financial year 2021 in the presence of KPMG, the appointment of the external auditor and the quarterly financial statements and the earnings announcements. An internal audit function was established the second half of fiscal year 2022 by the Management Board and a head of internal audit was appointed. In line with the recommendation of the Audit Committee, the Supervisory Board approved the appointment. The head of internal audit reports to the CFO and also has direct access to the Audit Committee, the Chairperson of the Audit Committee and the external auditor. The head of internal audit attends the meetings of the Audit Committee on a quarterly basis. In July 2021, Nora Aufreiter was appointed as member of the Audit Committee. Messrs. Gies and Ruggiero stepped down as members of the Audit Committee in January 2022.

The Nominating, Governance and Compensation Committee met in September, November, February and May 2022 and discussed diversity and inclusion, payout on the STI fiscal year 2021, succession planning and leadership bench, the MYT Insider Trading Policy, the appointment of a president for MYT APAC, the employee opinion survey results and the annual board evaluation. The Nominating, Governance and Compensation Committee discussed the STI and LTI for FY23.

The Supervisory Board considers the evaluation of the boards, its committees and its members to be an important aspect of corporate governance. The Supervisory Board undertakes an annual evaluation of its own effectiveness and performance, of its Committees and individual members and of the Management Board and its individual members. In May 2022, the evaluation process was conducted internally and supported by the company secretary. Using questionnaires completed by all directors, the key areas which were explored included: board composition and functioning, access to and relationship with management, board expertise and dynamics, talent and succession planning, the Supervisory Board’s key areas of supervision in relation to strategy development, setting and monitoring the Company’s culture and values, financial performance, market developments, ESG topics, diversity and inclusion and risk and governance. The review also covered the performance of the Committees and their effectiveness in achieving objectives and fulfilling their terms of reference. The results of the board evaluation were discussed in the Nominating, Governance and Compensation Committee and subsequently presented to the Supervisory Board and the Management Board by the Chairperson. In addition, the Chairperson conducted individual performance reviews with each member of the Management Board and of the Supervisory Board. In addition, the performance of the Chairperson was evaluated. The outcome of the evaluation confirmed that the Management Board, the Supervisory Board and the Committees continue to operate effectively, and that all of our directors continue to demonstrate commitment to their role.

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

B. Compensation

Management Board Members

The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended June 30, 2022 was in total combined € 43,716 thousand (previous year: €67,586 thousand). See note 26 in the Notes in the Consolidated Financial Statements for further details.

Our management board held the following shares and/or options (both vested and unvested) as of June 30, 2022:

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

In connection with a Rule 10b5-1 plan, established in December 2021, certain members of our Management Board sold 71,086 of ADSs of the Company’s ADSs on the open market during the fiscal year ended June 30, 2022 at a weighted average price per ADS of $18.59.

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

ii)	Annual Plan

Long-Term Incentive Plan

Under this share-based payment program, 92,055 restricted share units (“RSUs”) were granted to our management board. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 32,219 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 59,836 RSUs; “non-market performance RSUs” will be subject to a time and performance based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

Supervisory Board Members

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended June 30, 2022 was in total combined €1,162 thousand.

iii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022 four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

The following table summarizes the main features of the annual plan:

Annual Plan
Type of arrangement	Supervisory Board Members plan			Long-Term Incentive Plan

Type of Award	Restricted Shares			Time-vesting RSUs	Non-market performance RSUs
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2021	July 1, 2021
Number granted	15,384	7,393	22,880	32,219	59,836
Vesting conditions	The restricted shares are scheduled to vest in full on December 31, 2021.	The restricted shares are scheduled to vest in full on June 30, 2022.	The restricted shares are scheduled to vest in full on February 9, 2023.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

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

Remuneration of the Members of Our Management Board

Service Agreements with Management Board Members.   We established service agreements with all current members of our Management Board. We believe that the service agreements between us and the members of our Management Board provide for payments and benefits that are in line with customary market practice.

Each of the service agreements has an indefinite term, subject to earlier termination by either party with six months’ advance notice in writing to the other party at the end of any calendar month during which period the Management Board member may be placed on garden leave until the time of actual termination of service. The compensation provided to the Management Board member pursuant to these agreements has three primary elements: (i) base compensation, (ii) variable compensation, in the form of an annual bonus (“STI”) that may be earned based on the achievement of certain objectives mutually agreed between us and the Management Board member, and (iii) long term incentive compensation, in the form of equity or equity-based awards in respect of our ADSs (“LTI”), that may be granted to the Management Board member as determined in the discretion of the Supervisory Board and subject to the terms of our remuneration policy, as in effect from time to time. In addition, the Management Board member is entitled to participate in employee benefit programs, including health insurance, disability benefits and annual vacation entitlement pursuant to the service agreement. The service agreement provides for a non-competition covenant that applies during the twenty-four month period following a termination of the Management Board member’s service in consideration for the continued payment of the Management Board member’s half of monthly base compensation during such period. In addition, the service agreement includes a perpetual confidentiality covenant and invention assignment covenant.

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

Effective for the financial year following the completion of this Annual Report, we established that the annual STI award has two performance goals: (i) a gross profit goal, and (ii) an adjusted EBITDA goal, each of which is weighted in such amounts as determined by the Supervisory Board. The Supervisory Board may also adopt new or different performance goals at the beginning of the financial year. The gross profit and the adjusted EBITDA goals are set by the Supervisory Board at the beginning of such financial year based on the approved budget for such financial year.

LTI.   The LTI is an award of equity or equity-based compensation that is intended to encourage long-term economic and shareholder value creation, align the interests of the Management Board with those of the shareholders and ensure retention of the members of the Management Board. The LTI consist of an award of to acquire ordinary shares or ADSs, which takes the form of restricted share units, that are subject to the terms and conditions of the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan, as in effect from time to time (the “2020 Plan”), and an award agreement to be entered into between the Company and the Management Board member. The number, terms and frequency of LTI awards granted to members of the Management Board is determined by the Supervisory Board after taking into account market levels and company-specific circumstances.

Effective for the financial year 2022, the LTI consist of a combination of performance-vesting equity awards and time-vesting equity awards, in each case, which represents the right to receive ADSs following satisfaction of the applicable vesting criteria, for members of the Management Board and the senior management group.

Annual LTI grants of performance-vesting equity awards and time-vesting equity awards is made to each member of the Management Board in such amount, including the weighting of such amount, and subject to such other terms and conditions as determined by the Supervisory Board in accordance with the terms of our remuneration policy, as in effect from time to time. The initial grant of the LTI awards is made to members of the Management Board upon.

The performance-vesting equity awards are in the form of restricted share units (which are referred to as “LTI Performance Shares”). Subject to achievement of the applicable performance goals and the recipient’s continued employment, the LTIP Performance Shares award is paid out in the form of ADSs at the end of the applicable performance period.

The time-vesting equity awards are in the form of restricted share units that will generally vest annually over a three year period from the date of grant, subject to continued employment through each vesting date.

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

The significant differences between the corporate governance practices that we follow and those set forth in the NYSE Listed Company Manual are described in Item 16.G Corporate Governance.”

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

Name of Committee	Current Members
Audit Committee	Marjorie Lao (Chairperson)
Nora Aufreiter
Susan Gail Saideman
Sascha Zahnd

Nominating, Governance and Compensation Committee	Dennis Gies (Chairperson)
David B. Kaplan
Cesare J. Ruggiero
Michaela Tod
Nora Aufreiter

Audit Committee

The Audit Committee is comprised of four persons, one of whom is the chair. The Audit Committee undertakes preparatory work for the Supervisory Board’s decision making regarding the supervision of the integrity and quality of financial reporting and the effectiveness of the internal risk management and control systems of MYT Netherlands. As set forth in the Audit Committee charter included in the rules of procedure of the Supervisory Board, the Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:

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

Nominating, Governance and Compensation Committee

Our Nominating, Governance and Compensation Committee is comprised of five persons, one of whom is the chair. As set forth in the charter of the Nominating, Governance and Compensation Committee included in the rules of procedure of the Supervisory Board, the committee’s duties and responsibilities to carry out its purpose include, among others:

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

D. Employees

As of June 30, 2022, we had a total of 1,238 employees, representing 1,196.7 FTEs, who are primarily employed in Germany. The number of FTEs has increased from 978.9 as of June 30, 2021. We employ temporary personnel to supplement our workforce as business needs arise. We have a broad and diverse team, which was 58% female at the leadership functions and 63.6% female in total with more than 86 different nationalities represented as of June 30, 2022. Working together we strive to exceed our customers’ expectations with a passion for innovation. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

The following table provides a breakdown of our FTEs by department:

As of
June 30, 2022
Department:
Creative, Customer Experience and Public Relations	200.3
Performance Marketing, CRM and Business Development	68.8
Buying, Merchandising & Planning	89.0
Finance, Human Resources & Management	131.4
IT & Shop Management	96.7
Customer Service, Fulfillment & Logistics	573.0
Retail Stores	37.4
Total	1,196.7

As of
June 30, 2022
Geography:
Germany	1,074.8
Italy	23.0
United Kingdom	21.0
Spain	58.4
United States of America	19.5
Total	1,196.7

E. Share Ownership

See “Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see “Item 6: Directors, senior management and employees - B. Compensation”.

Item 7: Major shareholders and related party transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of June 30, 2022, by:

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

The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of June 30, 2022 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.

The following table is presented as of June 30, 2022. See “Item 4: Information on the company - C. Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is Einsteinring 9, 85609 Aschheim/Munich, Germany.

Name of Beneficial Owner	Number	Percent
MYT Holding LLC	66,381,495	76.9%
Members of our Supervisory Board	45,657	*
Dennis Thatcher Gies	*	*
David B. Kaplan	—	*
Marjorie Lao	*	*
Cesare Ruggiero	—	*
Susan Gail Saideman	*	*
Michaela Tod	*	*
Sascha Zahnd	*	*
Nora Aufreiter
Members of our Management Board	1,668,837	1.9%
Michael Kliger	1,042,901	1.2%
Dr. Martin Beer	*	*
Sebastian Dietzmann	*	*
Gareth Locke	*	*
Isabel May	*	*
All members of our Supervisory Board and Management Board as a group	1,714,494	2.0%
*	Indicates beneficial ownership of less than 1% of the total outstanding ADSs.

Change in Control Arrangements

Not applicable.

B. Related Party Transactions

Ordinary Course Transactions with Related Persons

As of June 30, 2022, Mytheresa Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €213 thousand. Further, Mytheresa Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €838 thousand. These balances resulted from various intercompany charges incurred before July 2020.

Agreements with Management and Supervisory Board Members

For a description of our agreements with members of our Management Board and Supervisory Board, please see the sections of this Annual Report captioned “Management-Remuneration of Supervisory Board Members” and “Management-Remuneration of the Members of Our Management Board.”

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

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange under the symbol “MYTE” since January 21, 2021. Prior to that date, there was no public trading market for our ADSs.

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

German Taxation

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of the subsection “German Taxation of Holders of ADSs—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that hold ADSs.

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

Tax Residence of MYT Netherlands

MYT Netherlands operates its business from Germany. The place of effective management of MYT Netherlands is in Germany as the Management Board of the Company consists entirely of German residents who work at the German offices of the company, all meetings of the Management Board are held in Germany, a majority of the other members of senior management are German residents, and MYT Netherlands has its registered address (Geschäftsadresse) and principal place of business in Germany. Since the effective place of management of MYT Netherlands is in Germany, MYT Netherlands is tax resident in Germany and subject to German income taxes applicable to commercial corporate entities. Nevertheless, the effective place of management test depends upon facts and circumstances.

Taxation of MYT Netherlands

As MYT Netherlands has its place of management in Germany, German tax law is applicable to determine the taxable income of MYT Netherlands for German tax purposes and for determining German withholding tax and tax compliance obligations. As a German tax resident, MYT Netherlands’ taxable income, whether distributed or retained, is generally subject to German corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total corporate income tax rate of 15.825%; and German trade tax at an individual municipal rate which varies from 7% to about 21% as of June 2022.

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

The trade tax rate depends on the local municipalities in which MYT Netherlands maintains its permanent establishments and varies from 7% to about 21% as of June 2022 (the current trade tax rate for Aschheim, the current place of management of MYT Netherlands, is 10.85%).

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

Expenditures for external financing are subject to the “interest barrier” (Zinsschranke) rules. When MYT Netherlands calculates its taxable income, the interest barrier rules generally prevent MYT Netherlands from deducting certain net interest expense, i.e., the excess of interest expense over interest income for a given fiscal year, exceeding 30% of its taxable EBITDA (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if its net interest expense is, or exceeds, €3 million (Freigrenze) and no other exceptions apply. Special rules apply in the event of external financing undertaken by shareholders or related parties. Interest expense that is not deductible in a given year may be carried forward to subsequent fiscal years of MYT Netherlands (interest carryforward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carryforward is not used within five fiscal years it will be forfeited. An EBITDA carryforward that arose in an earlier year must be used before a carryforward that arose in a later year is used. By the decision dated October 14, 2015, the German Federal Fiscal Court (Bundesfinanzhof) submitted to the German Federal Constitutional Court (Bundesverfassungsgericht) the question as to whether or not the interest barrier rule is unconstitutional. The final decision on whether the interest barrier rule violates the constitution now lies with the German Federal Constitutional Court. While a decision has not been issued as of the date of this filing, it may take a few more years until this Court will decide. For the time being, the interest barrier remains applicable, and tax assessments may be kept open. For the purpose of trade tax, however, the deductibility of interest expenses is further restricted to the extent that the sum of certain trade taxable add back items exceeds €200,000. In such cases, 25% of the interest expenses, to the extent they were deducted for corporate income tax purposes, are added back for purposes of the trade tax base; consequently, in these cases the deductibility is limited to 75% of the interest expenses.

Expenditures for intercompany financing may be further disallowed in the previous, current, and future tax periods. On June 25, 2021 the German legislator passed a new bill on the implementation of the EU anti-tax avoidance directive (Directive EU 2016/1164, the “German ATAD Act”) that, among other things, includes limitations on the tax deductibility of expenses that are caused by hybrid mismatches.

The new limitations on deductibility of expenses caused by hybrid mismatches (set out in Section 4k of the German Income Tax Act (Einkommensteuergesetz)) should only apply between related parties (as defined in Section 1 para. 2 Foreign Tax Act (Außensteuergesetz)) and with regard to structured arrangements as defined in the new bill. The new rule denies the deductibility

●	of expenses for the use of or in connection with the transfer of capital assets, if there is either a mismatch of the financing instrument or a mismatch of the attributed income which results in no / lower taxation at the recipient level compared to the hypothetical taxation in Germany;
●	of expenses in other deduction/non-inclusion situations if there is a mismatch in the qualification of the paying entity, unless the same income is provably included in the recipient’s foreign tax base;
●	of expenses in other deduction/non-inclusion situations if there is a mismatch in the qualification of the receiving entity (so-called reverse hybrid entity);
●	in double deduction cases, unless the related income is provably included in the same taxpayer’s tax bases both in Germany and abroad; and
●	in cases where the mismatches occur at a different level but are then imported into Germany, unless it can be demonstrated that the taxation mismatch has been eliminated.

The new limitations on deductibility of expenses caused by a hybrid mismatch in general take effect with respect to all expenses of a German taxpayer incurred after December 31, 2019. They do not apply to expenses that are legally caused before January 1, 2020 and are based on a continuing obligation (Dauerschuldverhältnis), provided that the expenses incurred after December 31, 2019 could only have been avoided under significant disadvantages, i.e., if the costs for avoiding these expenses after December 31, 2019 would exceed the tax benefit caused by the hybrid mismatch. There are many uncertainties how to apply this exemption. Further, it is currently in discussion whether the retroactive effect of the rules is in compliance with German constitutional law.

The application of the new rules introduced by the German ATAD Act, retroactively and going forward, could result in higher taxable income of MYT Netherlands and a higher tax burden for corporate income tax and trade tax purposes of MYT Netherlands in the previous, current, and future tax periods.

Tax-loss carryforwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of €1 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carryforwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax up to an amount of €1 million. Due to the COVID-19 pandemic, the German legislator for the tax years from 2020 until including 2023 extended this threshold to €10 million. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule.

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

Currently, a proceeding is pending at the German Federal Constitutional Court whether forfeiture upon ownership changes of more than 50% is constitutional or not. Inter alia, in light of such pending case, the impact of loss forfeiture rules on unutilized losses and interest carryforwards (possibly also EBITDA carryforwards) currently remains unclear.

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

Further, such refund is subject to the German anti-avoidance treaty shopping rule, which was revised as of June 2, 2021 by the Act for the Modernisation of the Relief of Withholding Taxes and of the Certificate for Capital Withholding Taxes (Gesetz zur Modernisierung der Entlastung von Abzugssteuern und der Bescheinigung der Kapitalertragsteuer). Generally, the U.S. treaty beneficiary (in case it is a non-German resident company, association of persons, or an asset pool) shall not be entitled to a treaty benefit, here the tax refund, (i) to the extent its shareholders would not be entitled to such claim, if they had directly received the (dividend) income, and (ii) to the extent the source of income, here the shares in the dividend paying entity, has no substantial connection with an economic activity of the foreign company, the association of persons or asset pool. For purposes of this rule, the generation of the respective income, its transfer to the beneficiaries, as well as any activity, that is carried out with a business operation that is not appropriately set up for the business purpose, is not deemed to be an economic activity. As back-exemption to the test under (i) and (ii), the refund will be granted to the extent the non-German resident company, association of persons or an asset pool can prove that the main purpose of its interposition was not to obtain a tax benefit, or if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these Germany anti-avoidance treaty shopping rules are subject to ongoing discussions and especially for the new rules described above, to date there are no published decisions of the German Federal Finance Court.

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

Losses resulting from the disposal of ADSs can only be offset by capital gains from the sale of any ADSs and other shares. Furthermore, in case of a derecognition or transfer of worthless ADSs (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year. If, however, a holder directly or indirectly held at least 1% of the share capital of MYT Netherlands at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

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

Dividend withholding tax

MYT Netherlands is required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it (which withholding tax will not be borne by MYT Netherlands, but will be withheld by MYT Netherlands from the gross dividends paid). However, as long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention between Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, MYT Netherlands should be considered to be exclusively tax resident in Germany and should not be required to withhold Dutch dividend withholding tax. The exemption from Dutch dividend withholding tax under the Convention does not apply to dividends distributed to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes or to holders of ADSs that neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Netherlands permanent establishment of such non-resident holder. The application of the Convention will change once the Protocol to amend the Convention dated March 24, 2021 enters into effect and becomes applicable. The Protocol to amend the Convention dated 24 March 2021 will enter into effect on 1 January 2023. For MYT Netherlands, the Protocol to amend the Convention dated 24 March 2021 will for the Netherlands apply for the fiscal year starting on 1 July 2023, i.e., the first fiscal year following 1 January 2023. Following this change, the Dutch tax authorities could take the position that the exemption from Dutch dividend withholding tax for non-Dutch resident ADS holders under the Convention should be denied pursuant to the principal purpose test of the Protocol to amend the Convention. MYT Netherlands believes that it has strong arguments that the benefits of the Convention cannot be denied under the principal purpose test of the Protocol to amend the Convention. This determination, however, depends on the relevant facts and circumstances, so there can be no assurance that a court will upheld MYT Netherlands’ position, if it is challenged.

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

Taxes on income and capital gains

Netherlands Resident Individuals

If a holder of ADSs is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2021 and 2022), if:

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs, the ADSs are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income that is calculated based on a variable return between 1.898% and 5.69% in 2021 and 1.818% and 5.53% in 2022 (depending upon the amount of such holder’s net investment assets for the year) of his or her net investment assets for the year at an income tax rate of 31% (rate for 2021 and 2022). The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ADSs are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ADSs held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 25% in 2021 and 25.8% in 2022 (a corporate income tax rate of 15% applies with respect to taxable profits up to €245,000 in 2021 and €395,000 in 2022).

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

U.S. Taxation

Material U.S. Federal Income Tax Consideration for U.S. Holders

Subject to the limitations and qualifications stated herein, this section describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of ADSs. This summary is not a comprehensive description of all U.S. tax considerations that may be relevant to a particular person’s decision to acquire ADSs. This summary applies only to U.S. holders that acquired ADSs for cash and hold the ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including non-U.S., state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or the base erosion and anti-abuse tax under Section 59A of the Code. This summary does not describe all the tax consequences that may be relevant to any particular investor or to any special class of holder, including:

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

This discussion is based on the tax laws of the United States as in effect on the date of this report, including the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this offering, the Treaty, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this summary are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. In addition, this discussion is based in part upon the representations of the depositary in the deposit agreement and the assumption that each obligation in the deposit agreement and any related agreement are being performed in accordance with its terms. See “Item 12.D - American Depositary Shares” and the form of deposit agreement incorporated by reference as Exhibit 2.1 to this report.

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

Dividends received by noncorporate U.S. holders (including individuals) generally will be “qualified dividend income,” which is taxed at the lower rates applicable to long term capital gains, provided that (1) (i) ADSs are readily tradeable on an established securities market in the United States, or (ii) MYT Netherlands is eligible for the benefits of the Treaty, (2) MYT Netherlands is not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. holder satisfies certain holding period requirements, and (4) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. MYT Netherlands has listed its ADSs on the NYSE and anticipates that such ADSs will be readily tradeable on such established securities market. MYT Netherlands also anticipates that it will be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC discussion below, MYT Netherlands generally expects that dividends it would pay will constitute qualified dividend income, provided that the U.S. holder satisfies the other requirements for such treatment set forth above. U.S. holders should consult their tax advisors regarding the availability of the preferential rate for qualified dividend income on dividends paid with respect to the ADSs.

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

Certain distributions on the ADSs may be subject to German and/or Dutch withholding tax, as discussed in “—German Taxation,” and “—Material Netherlands Tax Considerations— Dividends Withholding Tax” above and the risk factor “If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its ADSs in both Germany and the Netherlands.” above. For U.S. federal income tax purposes, U.S. holders will be treated as having received the amount of any German or Dutch taxes withheld with respect to any such distribution and, as a result, the amount of dividend income a U.S. holder is required to include in gross income for U.S. federal income tax purposes with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by such U.S. holder with respect to the payment. Subject to certain limitations (some of which vary depending upon the U.S. holder’s circumstances), any such German tax withheld and paid over to Germany will generally be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German and/or Dutch law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability. See “—German Taxation—German Taxation of Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries,” above, for the procedures for obtaining a tax refund in Germany. The rules governing the treatment of foreign taxes and foreign tax credits for U.S. federal income tax purposes are complex, and U.S. holders should consult their tax advisors about the impact of these rules in their particular situations.

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

Based on the expected market price of MYT Netherlands’ ADSs and the composition of MYT Netherlands’ income, assets and operations, MYT Netherlands does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that must be made at the close of each taxable year, involves extensive factual investigation, including ascertaining the applicable value of all of MYT Netherlands’ assets on a quarterly basis and the character of each item of income that it earns, and is subject to uncertainty in several respects. Therefore, there can be no assurance that MYT Netherlands will not be classified as a PFIC for the current taxable year or for any future taxable year or that the IRS will not take a contrary position.

If MYT Netherlands were considered a PFIC at any time that a U.S. holder holds ADSs (assuming such U.S. holder has not made a timely mark-to-market election, as described below), any gain recognized by the U.S. holder on a sale or other disposition (including certain pledges) of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. holder, would be allocated ratably over the U.S. holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. For purposes of these rules, “excess distributions” for a taxable year are the amount by which any distributions received by a U.S. holder on ADSs in that taxable year exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three-years or the U.S. holder’s holding period, whichever is shorter.

A U.S. holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” The ADSs are marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. MYT Netherlands believes that the ADSs are generally “regularly traded” on a “qualified exchange” for this purpose and therefore, in any year in which the ADSs are regularly traded, the mark-to-market election may be available to a holder of ADSs if MYT Netherlands becomes a PFIC. If a U.S. holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when MYT Netherlands is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

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

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders should consult their tax advisors with respect to the acquisition, ownership, and disposition of our ADSs and the consequences to them of an investment in a PFIC.

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

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 96% of our purchases are denominated in Euros and approximately 98% of our employees are located in Germany or other Eurozone countries.

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

You may hold ADSs either (a) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company (“DTC”). If you hold ADSs directly, you are a registered ADS holder (“ADS holder”). If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution for more information regarding those products. Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A.    Disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design of our disclosure controls and procedures as of June 30, 2022. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2022, the design of our disclosure controls and procedures were effective to accomplish their objectives.

B.     Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of June 30, 2022, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.

C.     Attestation report of the registered public accounting firm

Not applicable.

D.     Changes in internal control over financial reporting

In connection with the review of the interim financial statement for the three and six months ended December 31, 2021, we identified a material weakness which resulted in a reclassification error between inventories and other assets.

In the third quarter of fiscal 2022, we remediated this control deficiency, which included an adjustment of our risk assessment process to identify and assess the financial reporting risks caused by changes in the business operations, including the relating implications to make necessary changes to its financial reporting processes and related internal controls.

Specifically, we enhanced our risk assessment process and implemented a control to hold quarterly meetings with different departments, including accounting and financial reporting, in order to ensure the timely identification and communication of relevant information to financial reporting personnel. We also enhanced our processes and review controls related to our Curated Platform Model.

After implementing the above measures, we tested our internal controls over financial reporting and determined that the previously identified material weakness has been remediated.

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

Item 16C. Principal Accountant Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) have acted as our principal accountants for the years ended June 31, 2021 and 2022. The following table summarizes the charge for professional fees rendered in those periods:

	Year ended June 30,
	2021	2022
	€ thousands	€ thousands

Audit Fees	2,138	929
	2,138	929

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

•

Section 303A.09 of the NYSE Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. Under the laws of the Netherlands, companies should follow the Dutch Corporate Governance Code. We have not adopted corporate governance guidelines or disclosed them on our investor relations website and instead have elected to follow the Dutch Corporate Governance Code best practices except as described below.

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

Best practice provision 1.2.1 Risk assessment and risk appetite, best practice provision 1.2.3 Monitoring of effectiveness of internal risk management and control systems, best practice provision 1.4.3 Statement by the management board on risk management and internal control

As MYT Netherlands qualifies as an emerging growth company as defined in Section 2(a)(19) of the US Securities Act, it is permitted to choose to follow disclosure requirements that are scaled for newly public companies under Sarbanes-Oxley Act Section 404(b).

Best practice provision 2.1.7 and 2.1.8 of the Dutch Code: Independence of Supervisory Board members

Four out of the eight Supervisory Board members at the end of the financial year, being Ms Saideman (member of the Board of our majority shareholder MYT Holding LLC), Mr. Ruggiero (CPPIB), Mr. Kaplan (Ares) and Mr. Gies are not considered independent in accordance with the Dutch Corporate Governance Code as they are representatives of CPPIB and Ares being respective shareholders of MYT Holding. Although Ms. Saideman is an independent director of MYT Holding LLC and is not affiliated with any shareholder of MYT Holding, she is not considered independent in accordance with the Dutch Corporate Governance Code due to such board membership. Mr. Gies is not considered independent in accordance with the Dutch Corporate Governance Code because he briefly served as a member of the Management Board within the last five years. Ms. Saideman and Messrs. Ruggiero, Kaplan and Gies are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

Best practice provision 2.3.11 Report of the supervisory board

For purposes of consistency with the Company’s US annual report, the Dutch statutory annual report does not include a separate report of the Supervisory Board. However, this Dutch statutory Directors and Supervisory Board report contains all information required to be included in the report of the Supervisory Board.

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

The Audit Committee consists of four supervisory directors, one of whom is not considered to be independent under the Dutch Code. Ms. Saideman, a member of the Board of MYT Holding, is a member of the Audit Committee. Ms. Saideman is considered to be independent under the SEC and NYSE rules for service on the Audit Committee. The Supervisory Board deemed Ms Saideman as most suitable for her role in the Audit Committee given her professional experience supervising auditing and financial reporting matters.

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

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporated by Reference
Exhibit No.	Description of Exhibit	Form & Filing Date	No.	File Number	Provided Herewith
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant.	F-1/A 01/12/2021	3.1	333-251765
1.2	Rules of Procedure of the Supervisory Board of the Registrant.	F-1/A 01/12/2021	3.2	333-251765
1.3	Rules of Procedure of the Management Board of the Registrant.	F-1/A 01/12/2021	3.3	333-251765
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder.	F-1/A 01/12/2021	4.1	333-251765
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).	F-1/A 01/12/2021	4.2	333-251765
4.1	MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan.	F-1/A 01/12/2021	10.1	333-251765
4.2	Form of Restoration Grant Award Agreement	20-F 10/15/2021	4.2	001-39880
4.3	Form of Alignment Grant Award Agreement	20-F 10/15/2021	4.3	001-39880
4.4	Form of Restricted Stock Award Agreement	20-F 10/15/2021	4.4	001-39880
4.5	Form of Restricted Stock Unit Award Agreement				X
4.6	Form of Restricted Stock Unit/Performance Stock Unit Award Agreement				X
8.1	List of Subsidiaries				X
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.				X
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document				X
101.SCH	Inline XBRL Taxonomy Extension Schema				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Michael Kliger
Name: Michael Kliger
Title: Chief Executive Officer

Date: September 14, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MYT NETHERLANDS PARENT B.V. – CONSOLIDATED FINANICAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board

MYT Netherlands Parent B.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MYT Netherlands Parent B.V. and subsidiaries (the Company) as of June 30, 2022 and 2021, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2019.

Munich, Germany

September 14, 2022

MYT Netherlands Parent B.V.

Consolidated Statements of Profit or Loss and Comprehensive Income

		Year Ended June 30,
(in € thousands, except share and per share data)	Note	2020	2021	2022
Net sales	8	449,487	612,096	689,750
Cost of sales, exclusive of depreciation and amortization		(239,546)	(325,053)	(334,758)
Gross profit		209,941	287,043	354,992
Shipping and payment cost		(52,857)	(71,466)	(97,697)
Marketing expenses		(62,507)	(81,558)	(96,093)
Selling, general and administrative expenses	9	(66,427)	(157,151)	(148,172)
Depreciation and amortization	14,15,16	(7,885)	(8,232)	(9,088)
Other income (loss), net	10	645	(799)	892
Operating income		20,910	(32,162)	4,834
Finance income		56	22,416	0
Finance costs		(11,175)	(7,325)	(998)
Finance income (costs), net	11	(11,119)	15,091	(998)
Income before income taxes		9,791	(17,070)	3,836
Income tax expense	12	(3,441)	(15,534)	(11,734)
Net income (loss)		6,350	(32,604)	(7,898)
Foreign currency translation		4,730	—	(74)
Other comprehensive income		4,730	—	(74)
Comprehensive income (loss)		11,080	(32,604)	(7,972)
Basic and diluted earnings per share	13	€0.09	€(0.42)	€(0.09)
Weighted average ordinary shares outstanding (basic and diluted) – in millions		70.2	77.4	86.3

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Financial Position

(in € thousands)	Note	June 30, 2021	June 30, 2022
Assets
Non-current assets
Non-current financial assets		175	294
Intangible assets and goodwill	14	155,611	155,223
Property and equipment	15	8,810	17,691
Right-of-use assets	16	14,009	21,677
Deferred tax assets	25	—	6,090
Total non-current assets		178,606	200,975
Current assets
Inventories	17	247,054	230,144
Trade and other receivables	18	5,030	8,276
Other assets	19	14,492	61,874
Cash and cash equivalents		76,760	113,507
Total current assets		343,335	413,801
Total assets		521,941	614,776

Shareholders’ equity and liabilities
Subscribed capital	20	1	1
Capital reserve	20	444,951	498,872
Accumulated Deficit		(60,837)	(68,734)
Accumulated other comprehensive income		1,602	1,528
Total shareholders’ equity		385,718	431,667

Non-current liabilities
Provisions	23	717	758
Lease liabilities	16,28	8,786	16,817
Deferred income tax liabilities	25	2,308	3,661
Total non-current liabilities		11,811	21,237
Current liabilities
Tax liabilities	22	14,293	25,892
Lease liabilities	16,28	5,361	5,189
Contract liabilities	8	10,975	10,746
Trade and other payables		43,558	45,156
Other liabilities	24	50,225	74,889
Total current liabilities		124,412	161,872
Total liabilities		136,223	183,109
Total shareholders’ equity and liabilities		521,941	614,776

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Changes in Equity

					Foreign
					currency	Total
		Subscribed	Capital	Accumulated	translation	shareholders’
(in € thousands)	Note	capital	reserve	deficit	reserve	equity

Balance as of July 1, 2019		72	148,960	(34,584)	(3,128)	111,320
Net income		—	—	6,350	—	6,350
Other comprehensive income		—	—	—	4,730	4,730
Comprehensive income		—	—	6,350	4,730	11,080
Distribution	2	—	(191,207)	—	—	(191,207)
Contribution	2	—	96,938	—	—	96,938
Legal Reorganization	2	(71)	36,252	—	—	36,180
Share-based compensation		—	65	—	—	65
Balance as of June 30, 2020		1	91,008	(28,234)	1,602	64,377

Balance as of July 1, 2020		1	91,008	(28,234)	1,602	64,377
Net loss		—	—	(32,604)	—	(32,604)
Other comprehensive income		—	—	—	—	—
Comprehensive loss		—	—	(32,604)	—	(32,604)
Capital increase - initial public offering	20	—	283,224	—	—	283,224
IPO related transaction costs	20	—	(4,550)	—	—	(4,550)
Share-based compensation	27	—	75,270	—	—	75,270
Balance as of June 30, 2021		1	444,951	(60,837)	1,602	385,718

Balance as of July 1, 2021		1	444,951	(60,837)	1,602	385,718
Net loss		—	—	(7,898)	—	(7,898)
Other comprehensive income		—	—	—	(74)	(74)
Comprehensive loss		—	—	(7,898)	(74)	(7,972)
IPO related transaction costs	20	—	1,249	—	—	1,249
Share options exercised	27	—	369	—	—	369
Share-based compensation	27	—	52,303	—	—	52,303
Balance as of June 30, 2022		1	498,872	(68,734)	1,528	431,667

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Cash Flows

		Year ended June 30,
(in € thousands)	Note	2020	2021	2022

Net income (loss)		6,350	(32,604)	(7,898)
Adjustments for
Depreciation and amortization	14,15,16	7,885	8,232	9,088
Finance (income) costs, net	11	11,119	(15,091)	998
Share-based compensation	27	65	75,270	52,303
Income tax expense	12	3,441	15,534	11,734
Change in operating assets and liabilities
(Decrease) increase in provisions	23	(200)	135	41
(Increase) decrease in inventories	17	(33,097)	(77,922)	16,910
(Increase) decrease in trade and other receivables		833	(215)	(3,246)
Decrease (increase) in other assets	19	(10,510)	4,281	(47,382)
(Decrease) increase in other liabilities	24	17,894	(1,809)	24,665
Increase (decrease) in contract liabilities		2,210	4,217	(229)
Increase (decrease) in trade and other payables		6,745	7,400	1,598
Decrease (increase) in non-current financial assets		—	—	(119)
Income taxes paid		(2,176)	(3,915)	(3,623)
Net cash provided by (used in) operating activities		10,559	(16,486)	54,840
Expenditure for property and equipment and intangible assets		(2,420)	(2,934)	(11,923)
Proceeds from sale of property and equipment		—	40	—
Net cash (used in) investing activities		(2,420)	(2,894)	(11,923)
Interest paid	29	(2,973)	(4,257)	(998)
Proceeds from bank liabilities	21	90,750	64,990	—
Repayment of liabilities from banks	21	(84,399)	(74,990)	—
Repayment of Shareholder loan	29	—	(171,827)	—
Proceeds from capital increase - initial public offering	20	—	283,224	—
IPO preparation and transaction costs	20	—	(4,550)	—
Proceeds from exercise of option awards	27	—	—	369
Lease payments	16	(4,256)	(5,800)	(5,466)
Net cash (used in) provided by financing activities		(878)	86,790	(6,095)
Net increase (decrease) in cash and cash equivalents		7,261	67,411	36,822
Cash and cash equivalents at the beginning of the period		2,120	9,367	76,760
Effects of exchange rate changes on cash and cash equivalents		(14)	(18)	(74)
Cash and cash equivalents at end of the period		9,367	76,760	113,507

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Notes to the Consolidated Financial Statements for the period ended 30 June 2022

(Amounts in € thousands, except share and per share data)

1.    Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability, incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

As of June 30, 2022, 78.4% of the shares of the Company were held by MYT Holding LLC, USA.

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

The consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on September 12, 2022.

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

The consolidated financial statements are presented in EUR (“EUR”) which is the Group’s functional currency.

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

4.    Impacts to the consolidated financial statements due to Covid-19 pandemic, cost inflation, sanctions on Russia and war in Ukraine

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. While the COVID-19 situation is now easing in the US and Europe, China is still suffering from local lock-downs and numerous imposed restrictions.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices in fiscal year 2020 and 2021, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic.

Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany. Due to government restrictions to contain the coronavirus, Mytheresa stores had to close from mid-December 2020 to end of February 2021, and when the stores reopened in fiscal year 2021 there were restrictions on the total number of customers allowed in the stores. Short-term work allowance has been applied to store employees for the same period. In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less effected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa might also suffer from increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model.

Mytheresa Group experienced lower growth in net sales due to lower demand for luxury products in fiscal 2022 compared to fiscal 2021 worldwide, partially due to the war in Ukraine, sanctions in Russia and Covid-related effects in Asia which had an effect on customer sentiment for luxury products. Mytheresa stopped all services to Russia, Belarus and Ukraine and followed all sanction measures. Mytheresa Group has no operations or significant business in Russia, therefore the sanctions on Russia had no significant impact on net sales and on the business.

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

Besides MYT Netherlands Parent B.V. the following subsidiaries are included in the scope of consolidation:

		Percentage of
Subsidiary	Location	ownership
Mytheresa Group GmbH	Munich, Germany	100%
Mytheresa SE	Munich, Germany	100%
Theresa Warenvertrieb GmbH	Munich, Germany	100%
mytheresa.com GmbH	Munich, Germany	100%
mytheresa.com Service GmbH	Munich, Germany	100%
mytheresa Business Information Consulting Co Ltd.	Shanghai, China	100%
Mytheresa US Services Inc.	Delaware, United States	100%
Mytheresa International Services GmbH (1)	Munich, Germany	100%
Mytheresa APAC Services Limited (2)	Hong Kong, China	100%
Mytheresa UK Services Ltd.(3)	London, United Kingdom	100%
(1)	Mytheresa International Services GmbH was founded in February 22, 2022.
(2)	Mytheresa APAC Services Limited was founded in February 28, 2022.
(3)	Mytheresa UK Services Ltd. was founded in May 13, 2022.
5.2.	Summary of significant accounting policies

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

Mytheresa Group generates revenue primarily from the sale of merchandise shipped to customers. In 2021, Mytheresa also introduced the Curated Platform Model (CPM), whereby it recognizes commission revenue for the rendering of services.

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

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Retail sales

Mytheresa acts as a principal and sells merchandise through its online website as well as physical stores. Revenue is recognized when control of the goods is transferred to the customer, which occurs upon delivery to the customer or point of sale for sales in physical stores.

Goods sold for online sales to the customers can be returned or exchanged within 30 days of receipt of the goods. For expected returns, Mytheresa Group recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of sales, based on actual returns as of the date of authorization for issue of the financial statements as well as and expected future return rates that is derived from historical data.

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

Mytheresa Group assesses all promised goods and services and identified performance obligations at contract inception. Contracts with customers include a single performance obligation, for example, the sale of a distinct bundle of goods, including related activities to provide these goods and services (packaging, shipping, credit card processing, settlement of duties and other transaction processing activities). As these related activities are not distinct performance obligations, revenue for these services is recognized concurrently with the delivery of the product.

No element of financing is deemed present as sales require immediate upfront payment from the customer, and satisfaction of the performance obligation is within a short period of time, which is consistent with market practice.

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

Commission sales

This revenue stream is related to the Curated Platform Model (CPM), which provides sellers (brand partners) the ability to sell their goods to customers on the Mytheresa platform. In this case, Mytheresa generates a commission fee (normally a percentage of the selling price), which is based on agreements with brand partners.

Mytheresa’s performance obligation with respect to these transactions is to arrange the transaction through its online platform and to provide related services, which include shipping and payment-related activities.

Those are not considered separate promises to the end customer and therefore the revenue recognition of the related fees occurs concurrently with the commission which is when goods are delivered to the end customer.

However, the Group does not obtain control over the goods in advance of transferring the goods to the end customer and does not have any discretion in setting the price of the goods to be sold, nor does it bear the inventory risk for the goods to be shipped to the customer. As such, the Group is considered to be an agent in these transactions and recognizes revenue on a net basis for the agreed upon commission at the point in time when the goods are delivered to the end customer. For expected returns, Mytheresa Group recognizes a refund liability for commissions that will be refunded upon return of the goods.

d)Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill primarily result from the acquisition of the Mytheresa operations by MGG in 2014. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.

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

The estimated useful life of licenses is based on the contractual term period and for purchased software is three years.

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

Goodwill

Mytheresa Group’s goodwill originated from the MGG acquisition in 2014 and represents the difference between the purchase price and the net identifiable assets acquired.

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

Mytheresa Group applies the following useful lives when estimating depreciation of property and equipment, net:

Asset type	Estimated useful life
Construction in progress	—
Leasehold improvements	over the period of the lease
Other fixed assets and office equipment	3 - 15 years

Construction in progress are being capitalized but not depreciated yet.

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

The lease liability is subsequently measured as the present value of the expected lease payments. To determine the present value, Mytheresa Group discounts the remaining lease payments with the incremental borrowing rate of the lessee. The incremental borrowing rate is the interest rate that Mytheresa Group would be required to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. Mytheresa Group applied incremental borrowing rates between 0.96% and 5.5% for the periods presented.

Right-of-use assets are measured at cost at the date of lease commencement. The cost is comprised of the initial lease liability measurement and any lease payments made before the commencement date, less any lease incentives received and estimated cost of dismantling and removing the underlying asset incurred by the lessee.

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

g)Inventories and Cost of Sales

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

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners to our central warehouse, where we act as the principal. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

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

Cash and cash equivalents consist of cash held at banks or financial institutions, with a bank license e.g. PayPal and cash on hand. Trade and other receivables are generally accounted for at AC less any impairment using the general impairment model. Deposits granted for rent which are not related to credit lines are recorded under Non-current financial assets as restricted cash since they are not available for use in the operating business of Mytheresa Group. Non-current financial assets are recognized at nominal value.

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

Mytheresa Group considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
●	the financial asset is more than 90 days past due.

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

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Mytheresa Group only enters into foreign exchange derivatives (“foreign exchange forwards”) that are all designated as hedges of the foreign currency risk associated with the cash flows of highly probable forecast sales denominated in foreign currency. Mytheresa Group determines the existence of an economic relationship between the hedging instrument and the hedged underlying sales transaction on the basis of the currency, amount and timing of their respective cash flows. As changes in the cash flows of the hedging instrument offset changes in the cash flows of the hedged transaction offset, the relationship is effective. Ineffective cash flow hedges in the periods presented were immaterial.

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

Application of hedge accounting in fiscal 2022 resulted in a €4,734 thousand decrease to net sales. If hedge accounting had not been applied, the amounts would have been recognized immediately within in other income (expense), as free-standing derivatives.

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

Deferred tax assets or liabilities are calculated on the basis of temporary differences between the tax basis and the financial reporting of assets and liabilities including differences from consolidation and on unused tax-loss carryforwards. For this purpose, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income available against which the deductible temporary differences and tax-loss carryforwards can be utilized.

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

a)New and revised standards and interpretations applied for the first time in the financial year

Revised standard

Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16
COVID-19-Related Rent Concessions (Amendment to IFRS 16) and COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
Reference to the Conceptual Framework – Amendments to IFRS 3 (A)

The amendments included above do not have a material effect on the consolidated financial statements.

b)	New and revised standards issued, but not yet effective

At the date of authorization of these financial statements, Mytheresa Group has not applied the following new and revised IFRS standards that have been issued, but are not yet effective:

Revised standard	Effective date

IFRS 17 (A) Insurance Contracts	January 1, 2023
IAS 1 (A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2023
IFRS 3 (A) Business Combinations	January 1, 2022
IAS 16 (A) Property, Plant and Equipment	January 1, 2022
IAS 37 (A) Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022
Definition of Accounting Estimates - Amendments to IAS 8	January 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – (A) IAS 12	January 1, 2023
(A)	Amendment

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for reporting periods ended June 30, 2022 and have not been early adopted by the Mytheresa Group. The standards, amendments, and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements

6.    Critical accounting judgments and key estimates and assumptions

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

7.    Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	June 30, 2020
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	437,448	12,039	449,487	—	449,487
Segment EBITDA	32,361	1,947	34,308	(5,513)	28,795
Depreciation and amortization					(7,885)
Finance income (costs), net					(11,119)
Income tax expense					(3,441)
Net income					6,350
(1)

Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including €5,206 thousand related to initial public offering (“IPO”) preparation and transaction costs and share-based compensation of €65 thousand during the year ended June 30, 2020.

	June 30, 2021
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	602,871	9,225	612,096	—	612,096
Segment EBITDA	65,357	1,670	67,027	(90,956)	(23,929)
Depreciation and amortization					(8,232)
Finance income (costs), net					15,091
Income tax expense					(15,534)
Net income					(32,604)
(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including €6,984 thousand related to IPO preparation and transaction costs and IPO related share-based compensation of €71,889 thousand during the year ended June 30, 2021.

	June 30, 2022
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	674,484	15,266	689,750	—	689,750
Segment EBITDA	81,159	4,229	85,387	(71,465)	13,922
Depreciation and amortization					(9,088)
Finance income (costs), net					(998)
Income tax expense					(11,734)
Net income					(7,898)
(1)

Reconciliation relates to corporate administrative expenses of €19,023 thousand, which have not been allocated to the online operations or the retail stores, as well as €2,493 thousand related to Other transaction-related, certain legal and other expenses and IPO related share-based compensation of €49,919 thousand during the year ended June 30, 2022.

8.    Net sales

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. Mytheresa Group generates revenue from the sale of merchandise shipped to customers as well as from commission for the rendering of services in connection with the Curated Platform Model (CPM). Mytheresa introduced the Curated Platform Model (CPM) in April 2021, whereby it recognizes commission revenue for the rendering of services.

The following table provides Mytheresa Group’s net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2020		2021		2022
Germany	98,443	21.9%	115,334	18.8%	128,616	18.6%
United States	45,183	10.1%	77,596	12.7%	108,748	15.8%
Europe (excluding Germany) (1)	173,875	38.7%	253,700	41.4%	276,110	40.0%
Rest of the world(1)	131,986	29.4%	165,466	27.0%	176,277	25.6%
	449,487	100.0%	612,096	100.0%	689,750	100.0%
(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

Substantially all amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales and is therefore not separately disclosed. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Net sales recognized from contract liabilities were €5,046 thousand in fiscal 2022 (2021: €4,013 thousand, 2020: €3,141 thousand).

Application of hedge accounting in fiscal 2022 resulted in a €4,734 thousand (2021: €1,028 thousand increase) decrease to net sales.

9.    Selling, general and administrative expenses

Selling, general and administrative expenses include all personnel costs for Mytheresa Group, IT expenses, costs associated with the distribution center, and other overhead costs.

Selling, general and administrative expenses consist of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Personnel-related expenses	(50,910)	(133,710)	(122,695)
Thereof contributions to defined contribution plans	—	—	(34)
Rental and other facility-related expenses	(932)	(2,197)	(2,252)
IT expenses	(4,567)	(6,636)	(7,647)
Insurances and fees	(294)	(2,833)	(4,145)
Travel costs	(1,089)	(143)	(1,390)
IPO preparation and transaction costs (1)	(5,206)	(6,984)	—
Other transaction-related, certain legal and other expenses (2)	—	—	(2,493)
Consulting and other services	(1,625)	(2,140)	(4,342)
Other	(1,804)	(2,508)	(3,207)
Total Selling, general and administrative expenses	(66,427)	(157,151)	(148,172)
(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.
(2)	Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

Mytheresa Group includes expenses related to share-based compensation for certain management personnel of the Company within personnel-related expenses (Refer to Note 27). The decrease in Personnel-related expenses from fiscal year ended June 30, 2021 to 2022 is mainly driven by IPO related share-based compensation expenses. The Mytheresa Group recognized IPO related share-based compensation expenses for the fiscal year ended June 30, 2021 of €71.9 million and IPO share-based compensation expenses for the fiscal year June 30, 2022 of €49.9 million.

The increase in personnel expenses excluding the IPO related share-based compensation expenses is also attributable to the increase in the number of employees to 1,238 for the fiscal year ended June 30, 2022 compared to 1,015 employees as of June 30, 2021. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel.

10.    Other income, net

Other income, net consists of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Other income
Other income	2,062	2,018	1,023
Foreign exchange gains, net	65	—	1,783
	2,127	2,018	2,806
Other expenses
Foreign exchange losses, net	—	(510)	—
Other operational expenses	(1,482)	(2,307)	(1,915)
	(1,482)	(2,817)	(1,915)
	645	(799)	892

11.    Finance income (costs), net

Finance expenses, net consists of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Finance costs
Interest expenses from Shareholder Loans	(7,492)	(5,990)	—
Foreign exchange losses from Shareholder Loans	(2,209)	—	—
Interest expenses on revolving credit facility	(951)	(723)	(386)
Interest expenses on leases	(523)	(612)	(612)
	(11,175)	(7,325)	(998)
Finance income
Interest income from Shareholder Loans	56	—	—
Net gain on Shareholder Loans	—	7,601	—
Foreign exchange gains from Shareholder Loans	—	14,613	—
Other interest income	—	202	—
	56	22,416	—
Finance income (costs), net	(11,119)	15,091	(998)

Further information on expenses and income from Shareholder Loans can be found in Note 21.

12.    Income tax expense

Income taxes are comprised of current income taxes and deferred taxes and consists of the following:

(in € thousands)	2020	2021	2022
Total current tax income / (expense)	(5,185)	(14,355)	(15,221)
Thereof prior year adjustments	(520)	(741)	141
Thereof other current income tax effects for the period	(4,665)	(13,614)	(15,362)

Total deferred tax income / (expense)	1,744	(1,179)	3,487
Thereof effects from origination and reversal of temporary balance sheet differences	(73)	2,553	98
Thereof prior year adjustments	435	896	153
Thereof effects from (non-)recognition of deferred tax assets on tax loss carryforwards / interest carryforwards	1,382	(4,628)	3,236

Total income tax expense	(3,441)	(15,534)	(11,734)

During fiscal year 2022, Mytheresa Group’s primary statutory tax rate for current income taxes was 27.52% (2021: 27.52% and 2020: 27.8%), consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the German corporate tax rate, and a trade tax rate of 11.70%. The primary deferred tax rate for German entities in 2022 was 27.45% (2021: 27.52%). The reason for the change in the deferred tax rate compared to the previous year is that the estimated trade tax rate will change for future periods due to MYT Netherlands Parent B.V. entering the German income tax group from fiscal year 2023 onwards. The effect on deferred taxes from the tax rate change was €29 thousand. For non-German companies, the current and deferred taxes at period-end were calculated using a range of 21% to 25%.

During fiscal 2020, MYT Netherlands Parent B.V.’s tax rate was 19% for the first €200 thousand of taxable income and 25% for the any amounts exceeding €200 thousand. As of fiscal 2021 the taxable residence of the MYT Netherlands Parent B.V. was moved to Aschheim, Germany. The German statutory tax rates have been applied for fiscal 2021 and 2022.

The table below reconciles the expected income tax expense amount, based on Mytheresa Group’s expected tax rate (2022: 27.52%, 2021: 27.52%, 2020: 27.8%) to the actual income tax expense amounts for fiscal 2020, fiscal 2021 and fiscal 2022.

	Year ended June 30,
(in € thousands)	2020	2021	2022
Income (loss) before tax	9,791	(17,070)	3,836
Tax (expense) income based on expected group tax rate	(2,722)	4,697	(1,056)
Tax effects of:
Non-recognition of interest expenses due to interest cap	(1,042)	—	—
Utilization of interest expense carryforwards and recognition of related deferred tax assets	1,400	4,118	—
Non-deductible expenses (for local taxes)	(233)	(727)	(144)
Other non-deductible expenses	(874)	(19,412)	(14,229)
Tax free income	108	—	40
Tax rate difference between group and local tax rates and changes in tax rates	57	(420)	(194)
Prior year adjustments	(85)	155	295
(Non-) recognition on deferred tax assets on tax loss carryforwards	(18)	(4,064)	3,500
Others	(32)	120	53
Income tax expense	(3,441)	(15,534)	(11,734)
Effective total income tax rate (%)	35.1%	91.0%	305.9%

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

The material drivers leading to the difference between expected income tax expense and income tax expense recognized for fiscal 2022 are as follows:

Other non-deductible expenses in fiscal year 2022 mainly include the tax effect of expenses under IFRS related to share-based payments of €14,137 thousand which are not deductible for German income tax purposes.

In addition, deferred tax assets on tax loss carryforwards for MYT Netherlands Parent B.V. are fully recognized in fiscal 2022 in accordance with IAS 12.36 (d). Management expects utilization of the tax loss carryforwards and deductible temporary differences within a forecasting period of five years to be sufficiently probable as the entity will enter the German income tax group in fiscal year 2023 and can utilize its losses against the taxable income of the income tax group. In total, a deferred tax asset of €6,056 thousand was recognized. Thereof, €1,249 thousand was recognized according to IAS 12.61A directly to equity in the current period as part of the tax loss carryforwards include tax deductible expenses related to IPO transaction costs which were originally recorded directly to equity under IFRS.

For temporary differences associated with investments in subsidiaries at the amount of €2,119 thousand (2021: €198 thousand, 2020: €0 thousand), no deferred taxes have been recognized as the respective parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

13.    Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of the MYT Netherlands B.V. by the basic weighted average number of ordinary shares outstanding during the period.

(in € thousands, except share and per share data)	Year Ended June 30,
	2020	2021	2022
Net income (loss) attributable to shareholders	6,350	(32,604)	(7,898)
Weighted average ordinary shares outstanding (basic and diluted) – in millions	70.2	77.4	86.3
Basic and diluted earnings per share	0.09	(0.42)	(0.09)

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

Diluted earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders by the diluted weighted average number of shares outstanding during the period. In fiscal 2020, no share-based payment plans existed and thus no difference between basic and diluted earnings per share occurred. In 2021 and 2022, potential ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share in fiscal 2021 and 2022 and prior periods.

Potential ordinary shares excluded from diluted earnings per share as their conversion would have an antidilutive effect are as follows (in millions):

	As of June 30,
	2020	2021	2022
(in millions)
Long-Term Incentive Plan (Restricted Share Units)	0.0	0.2	0.2
Alignment Award (Options)	0.0	6.5	6.4
Total	0.0	6.7	6.6

14.    Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill consist of the following:

	As of June 30,
(in € thousands)	2021	2022
Intangible assets with finite life
Software and license	1,134	745
Intangible assets with indefinite life
Trademark	15,585	15,585
Goodwill	138,892	138,892
	155,611	155,223

Intangible assets with a finite useful life

Mytheresa Group has intangible assets with a finite useful life, consisting of licenses and software. Amortization expense of the intangible assets is entirely classified within depreciation and amortization in the consolidated statements of profit and comprehensive income.

The following table presents the changes in Mytheresa Group’s finite-lived intangible assets during fiscal 2020, 2021 and fiscal 2022:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Cost
Beginning of fiscal year	3,146	3,366	4,404
Additions	220	1,038	183
End of fiscal year	3,366	4,404	4,587

Accumulated depreciation and impairment
Beginning of fiscal year	2,415	2,877	3,270
Amortization charge of the year	462	393	571
End of fiscal year	2,877	3,270	3,841
Carrying amount at end of year	489	1,134	745

Indefinite-lived intangible assets - Trademark

Mytheresa Group’s MYTHERESA and mytheresa.com trademarks represent an indefinite-lived intangible asset. Mytheresa Group assessed the trademarks for potential impairment during the fourth quarters of each fiscal year, determining that no impairments had occurred. The recoverable amount of Mytheresa Group’s two identified trademarks was based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as Level 3 fair value based on the inputs in the valuation technique used.

When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty income approach. Under this approach, management estimated future cash flows based on projected internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast revenue growth of 2% p.a. (2021: 2)% in the five planning periods, an assumed royalty rate of 2% (2021: 2%) and discount rate of 14.4%. The discount rate used was a trademark specific post-tax discount rate. Revenue growth is estimated based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast. The revenue growth rates over the 5-year period are the same for trademarks as for the goodwill for the CGU-Online. This terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The discount rate and royalty rate are based on market participant assumptions. The assumed terminal growth rates applied in Mytheresa Group’s trademark impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2021	2022
Discount rate	11.7%	14.4%
Royalty rate	2.0%	2.0%
Terminal revenue growth rate	2.0%	2.0%

Indefinite-lived intangible assets - Goodwill

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

The recoverable amounts of the CGUs are determined based on each respective CGU’s value in use. The present value of the future cash flows expected to be derived from an asset or CGU based on the value in use (VIU) approach. The key assumptions for determining the value in use are the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU’s. The growth rates are based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast.

Mytheresa Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years. The assumed terminal growth rates and discount rates applied in Mytheresa Group’s goodwill impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2021	2022
Online
Budgeted revenue growth rate (average of next five years)	18.1%	20.4%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	15.5%	19.4%
Retail store
Budgeted revenue growth rate (average of next five years)	7.1%	1.2%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	10.8%	11.5%

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

Mytheresa Group has not incurred any impairment losses related to goodwill or its intangible assets.

15.    Property and equipment

Changes in Property and equipment during the years presented were as follows:

	Construction	Leasehold	Other fixed assets and	Total property and
(in € thousands)	in progress	improvements	office equipment	equipment
Cost
As of July 1, 2020		9,713	10,749	20,462
Additions		85	1,811	1,896
Disposals		—	(40)	(40)
As of June 30, 2021	—	9,798	12,520	22,317

Accumulated depreciation and impairment
As of July 1, 2020		4,080	6,812	10,892
Depreciation charge of the year		1,121	1,501	2,622
Disposals		—	(7)	(7)
As of June 30, 2021	—	5,201	8,306	13,507

Carrying amount
As of July 1, 2020	—	5,633	3,937	9,570
As of June 30, 2021	—	4,597	4,213	8,810

Cost
As of July 1, 2021	—	9,798	12,520	22,317
Additions	9,779	424	1,537	11,740
Disposals	—	—	—	—
As of June 30, 2022	9,779	10,222	14,057	34,057

Accumulated depreciation and impairment
As of July 1, 2021	—	5,201	8,306	13,507
Depreciation charge of the year	—	1,159	1,700	2,859
Disposals	—	—	—	—
As of June 30, 2022	—	6,360	10,006	16,366

Carrying amount
As of July 1, 2021	—	4,597	4,213	8,810
As of June 30, 2022	9,779	3,862	4,050	17,691

As of June 30, 2022 Mytheresa Group capitalized € 9,779 thousand under construction in progress connected to the warehouse in Leipzig which are not depreciated yet.

16.    Leases

Expenses on leases accounted for under the low value exemption amounted to €185 thousand in fiscal 2022 (2021: €181 thousand, 2020: €159 thousand). Expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to €292 thousand in fiscal 2022 (2021: €198 thousand, 2020: €102 thousand). Mytheresa Group incurred depreciation and interest expenses in an amount of €6,269 thousand in fiscal 2022 (2021: €5,835 thousand, 2020: €5,639 thousand). Rent concessions in an amount of €56 thousand had an impact on the incurred expenses in fiscal 2022 (2021: €56 thousand, 2020: €761 thousand). The balanced non-current lease liabilities in fiscal 2022 amounted to €16,817 thousand (2021: €8,786, thousand, 2020: €13,928 thousand) and the current lease liabilities amounted to €5,189 thousand (2021: €5,361 thousand, 2020: €5,787 thousand). See Note 28 for a maturity analysis of the Company’s lease future lease payments.

Some property leases contain extension options exercisable by Mytheresa Group up to one year before the end of the non-cancellable contract period. Where practicable, Mytheresa Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by Mytheresa Group and not by the lessors. Mytheresa Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. Mytheresa Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. Mytheresa Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of €20,635 thousand.

Mytheresa Group classified rent cash deposits under non-current financial asset of €294 thousand (2021: €175 thousand).

The total cash outflow for leases amounted €5,466 thousand in fiscal 2022 (2021: €5,800 thousand, 2020: €4,256 thousand). Interest expenses from lease liabilities amounted to €612 thousand in fiscal 2022 (2021: €612 thousand, 2020: €511 thousand).

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

Mytheresa Group signed a lease contract in February 2022 for a new office space in Barcelona, Spain, with an operative start date in March 2022 and a contractual fixed term of 6 years, without an extension option. The monthly lease commitment is €35 thousand. The Group recognized €2,146 thousand of right-of-use asset and lease liability.

On July 29th 2021 Mytheresa Group exercised a lease extension option to renew the leases for our two retail stores for an additional five years, starting on January 1, 2023 until December 31, 2027. Upon exercising the extensions, the Group recognized additional €9,485 thousand of right-of-use asset and lease liability.

Right-of-use asset activity during the reporting periods presented is comprised of the following:

	Land and	Company	Total right-of-
(in € thousands)	buildings	Cars	use assets
Cost
As of July 1, 2020	34,317	76	34,393
Additions	229	3	231
As of June 30, 2021	34,546	78	34,624

Accumulated Depreciation and Impairment
As of July 1, 2020	15,354	38	15,392
Depreciation Charge of the year	5,210	14	5,224
As of June 30, 2021	20,564	52	20,616

Carrying Amount
As of July 1, 2020	18,963	38	19,001
As of June 30, 2021	13,982	27	14,009

	Land and	Company	Total right-of-
(in € thousands)	buildings	Cars	use assets
Cost
As of July 1, 2021	34,546	78	34,624
Additions	13,307	17	13,324
As of June 30, 2022	47,853	95	47,948

Accumulated Depreciation and Impairment
As of July 1, 2021	20,564	52	20,616
Depreciation Charge of the year	5,643	14	5,657
As of June 30, 2022	26,207	66	26,273

Carrying Amount
As of July 1, 2021	13,982	27	14,009
As of June 30, 2022	21,646	31	21,677

17.    Inventories

Mytheresa Group’s inventories consist mainly of finished goods merchandise acquired from fashion designers. Mytheresa Group records inventories at the lower of cost or net realizable value. Cost of inventory amounted to €328,749 thousand in fiscal 2022 (2021: €324,030 thousand, 2020: €239,210 thousand). Inventory write-downs classified as cost of sales during fiscal 2022 were €6,009 thousand (2021: €1,022 thousand, 2020: €335 thousand). No reversals on write-downs are recorded in fiscal 2022 and 2021. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

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

19.    Other assets

Other assets consist of the following:

	As of June 30,
(in € thousands)	2021	2022
Right of return assets	5,279	10,096
Prepaid expenses	4,479	5,609
Receivables against payment service providers	847	371
Advanced payments	1,106	1,465
Deposits	816	414
Receivables from brand partners (1)	—	33,611
DDP duty drawbacks	—	5,261
Other current assets	1,965	5,047
	14,492	61,874

(1)This consists of receivables from brand partners, related to their repurchase of inventory when switching to the CPM.

20.    Shareholder’s equity

Subscribed capital

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

Capital reserve

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

Total transaction costs of €16,740 thousand relating to the initial public offering were incurred, of which €12,190 thousand have been expensed and are included in the selling, general and administrative expenses within the condensed consolidated statement of operations and are part of operating cash flows in the statement of cash flow. Transaction costs of €4,550 thousand have been directly deducted from the capital reserve, after recognizing €1,249 thousand taxes connected to the Transaction costs.

Profits are reflected within the accumulated deficit of Mytheresa Group.

	As of June 30,
(ADSs, representing an equal number of ordinary shares)	2021	2022
Basic shares (post-split)	70,190,687	70,190,687
IPO shares (post-split)	14,233,823	14,233,823
Supervisory Board Award (Restricted Shares)	15,384	45,657
Long-Term Incentive Plan (Restricted Share Units)	—	20,720
Sign-On Award (Restricted Share Units)	—	6,269
Restoration Award (Phantom Shares) - Converted	51,920	115,376
Alignment Award (Options) - Exercised	—	71,086
Number of ordinary shares	84,491,814	84,683,618

All ordinary shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

Please Note 27 for further explanation on types of ordinary shares.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

21.    Shareholder Loans and liabilities to banks

Mytheresa Group is party to two revolving credit facilities and was formerly party to multiple shareholder loans (collectively, the “Shareholder Loans”).

Revolving Credit Facilities

Mytheresa Group is party to a revolving credit facility with Commerzbank Aktiengesellschaft and one with UniCredit Bank AG, with each €30,000 thousand and maturity on December 31, 2023. The maximum borrowing capacity of those revolving credit facilities combined is therefore €60,000 thousand. As of June 30, 2022, Mytheresa Group has no outstanding borrowings on these facilities.

As of June 30, 2021, we have fully repaid our borrowings on our Revolving Credit Facilities with a net repayment of €10.0 million.

As of June 30, 2022, Mytheresa Group met all financial and non-financial covenants under its revolving credit facilities.

Shareholder Loans (Fixed Interest Shareholder Loans)

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

As of June 30, 2022, Mytheresa Group had no outstanding Shareholder Loans nor incurred any interest expenses on Shareholder Loans.

22.    Tax liabilities

Tax liabilities result from current income taxes.

Changes in Mytheresa Group’s tax liabilities were as follows:

	As of June 30,
(in € thousands)	2020	2021	2022
Beginning of fiscal year	975	3,853	14,293
Additions	3,673	11,476	11,955
Utilizations	(795)	(466)	(180)
Release	—	(570)	(289)
End of fiscal year	3,853	14,293	25,892

The increase in tax liabilities is due to the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period.

23.    Provisions

Provisions consist of obligations resulting in an expected outflow of economic benefits and were non-current for each of the periods presented. Provisions consist of the following as of June 30, 2022:

(in € thousands)	Dismantling	Other	Total
Beginning of fiscal year	629	88	717
Additions	41	—	41
Releases	—	—	—
Utilizations	—	—	—
End of fiscal year	670	88	758

Mytheresa Group leases its Corporate headquarter, central warehouse facility and the retail stores in Germany. Mytheresa Group recognizes a provision for expected dismantling costs to be incurred at the end of the respective lease terms for these three facilities based on external data sources and internal experience from past dismantling activities.

24.    Other liabilities

Other current liabilities consist of the following:

	As of June 30,
(in € thousands)	2021	2022
Personnel-related liabilities	10,115	6,940
Customer returns	9,631	16,628
Liabilities from sales tax	1,894	10,596
Liabilities against brand partners	2,434	13,208
Accrued expenses & other liabilities	26,150	27,516
	50,225	74,889

As of June 30, 2022, the customer returns increased due to higher volume in sales and backlog as of year-end in processing customer returns. Additionally, the liability from sales tax increased because of the change in submitting sales tax declaration on a quarterly basis rather than on a monthly bases. The liabilities against brand partners increased due to the higher volume in CPM transactions.

25.    Deferred income tax assets and liabilities, net

The following table depicts the changes in deferred tax balances through equity and profit or loss for the periods presented.

	As of June 30,
(in € thousands)	2020	2021	2022
Deferred tax assets / (liabilities), net
Beginning of fiscal year	(5,192)	(1,130)	(2,308)
Recognized through equity / other comprehensive income	2,318	—	1,249
Recognized through profit or loss	1,744	(1,178)	3,488
End of fiscal year	(1,130)	(2,308)	2,429

Mytheresa Group’s deferred tax balance for each of the years presented consist of the following as of June 30:

	2021		2022
	Deferred tax		Deferred tax
(in € thousands)	Assets	Liabilities	Assets	Liabilities
Intangible assets and goodwill	331	(4,290)	291	(4,277)
Property and equipment	—	—	—	(75)
Receivables	262	(78)	230	—
Right-of-Use asset, contract asset and other assets	56	(4,172)	0	(6,112)
Lease liabilities, contract liabilities and other liabilities	3,893	(68)	6,263	(3)
Provisions	197	—	172	(107)
Other	—	—		(10)
Tax loss carryforwards	1,560	—	6,056	—
Total Gross	6,300	(8,608)	13,012	(10,584)
Netting	(6,300)	6,300	(6,922)	6,922
Total net	—	(2,308)	6,090	(3,661)

Deferred tax assets and deferred tax liabilities are offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the presentation of deferred tax assets and liabilities in the Consolidated Statement of Financial Position, no difference is made between current and non-current. The actual non-current portion of (gross) deferred tax assets in the table above amounts to €11,068 thousand (2021: €4,507 thousand), the non-current portion of (gross) deferred tax liabilities in the table above amounts to € (6,064) thousand (2021: (€3,856) thousand).

For all unused interest carryforwards in the amount of €6,349 thousand deferred tax assets have been fully recognized in fiscal 2021.

For existing tax loss carryforwards of €131 thousand, no deferred tax asset has been recognized in 2022 (2021: €19,014 thousand; 2020: €0 thousand). The tax losses existing at the end of fiscal year 2022 relate to Mytheresa SE, Germany (no expiry date), and Mytheresa Business Information Consulting Co. Ltd., China (expiry after five years).

26.    Related party transactions

As of June 30, 2022, Mytheresa Group was 78.4% owned subsidiary of MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of June 30, 2022.

a)	Related Parties transactions

As of June 30, 2022, Mytheresa Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €213 thousand. Further, Mytheresa Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €838 thousand. These balances resulted from various intercompany charges incurred before July 2020.

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

	Year Ended June 30,
(in € thousands)	2020	2021	2022

Short-term compensation	1,623	6,421	4,035
Personnel expenses from long-term employee benefits	1,340	1,216	—
Income from reversal of other long-term employee benefits	—	(2,056)	—
Long-term employee benefits (net income)	1,340	(840)	—
Share-based compensation - Old Plans	65	427	—
Share-based compensation - IPO related compensation for Managing Directors	—	61,578	38,723
Share-based compensation - Long-term incentive program	—	—	957
Total Share-based compensation	65	62,005	39,680
Total personnel expenses for Managing Directors	3,028	67,586	43,716

Long-term employee benefits for Managing Directors relate to a long-term incentive program, which was established in 2019, under which a cash bonus was to be paid out upon achievement of specific revenue goals up to the year ended June 30, 2021.

At the time the IPO-related share-based compensation awards were granted (see Note 27 for further details), the Managing Directors waived a portion of the long-term incentive program. The Group recognized income for the year ended June 30, 2021 of €2,056 thousand from the reversal of such accrued amount related to this program. Refer to Note 27 for further details regarding the Share-based compensation.

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

ii)Other One-Time Award Package

Sign-On RSU Award

Under this share-based payment program, a certain number of restricted share units (“RSUs”) were granted to a management member. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the closing price per ADS on the New York Stock Exchange on the start date. Subject to Employee’s continued employment with the Company, the RSUs will become fully vested on the twelve-month anniversary of date the employee commenced employment. As the Sign-on RSU Awards are not subject to an exercise price, the grant date fair value amounts to USD 31.90, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Sign-On
Type of arrangement	RSU Award

Type of Award	Restricted Shares Units
Date of first grant	June 1, 2021
Number granted	6,269
Vesting conditions	The restricted shares units vested in full on May 31, 2022.

iii)Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022 four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

Long-Term Incentive Plan

Under this share-based payment program, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Annual Plan
Key Management Members
Type of arrangement	Supervisory Board Members plan			Long-Term Incentive Plan

Type of Award	Restricted Shares			Time-vesting RSUs	Non-market performance RSUs
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2021	July 1, 2021
Number granted	15,384	7,393	22,880	62,217	108,947
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares are scheduled to vest in full on February 9, 2023.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

iv)	Pre-IPO Stock Options

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

b)Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

			Performance-based
	Time-vested Options		Options		Alignment award
		Wtd. Average		Wtd. Average		Wtd. Average
		Exercise Price		Exercise Price		Exercise Price
	Options	(USD)	Options	(USD)	Options	(USD)
June 30, 2020	2,005	500	1,620	1,000	—	N/A
granted	—	N/A	—	N/A	6,478,761	8.30
cancelled	(2,005)	500	(1,620)	1,000	—	N/A
forfeited	—	N/A	—	N/A	—	N/A
exercised	—	N/A	—	N/A	—	N/A
June 30, 2021	—	—	—	—	6,478,761	8.30

June 30, 2021	—	—	—	—	6,478,761	8.30
forfeited	—	N/A	—	N/A	—	N/A
exercised	—	N/A	—	N/A	71,086	18.59
June 30, 2022	—	—	—	—	6,407,675	8.30

The range of exercise prices for the share options outstanding as of June 30, 2022 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 8.6 years.

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

d)Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Year Ended June 30,
(in € thousands)	2021	2022

Classified within capital reserve (beginning of year)	1,055	76,325
Expense related to:	75,270	52,303
Share Options	427	—
Share Options (Alignment Grant)	26,820	49,837
Phantom Shares (Restoration Grant)	47,825	0
Restricted Shares	184	524
Restricted Share Units	13	1,943
Classified within capital reserve (end of year)	76,325	128,628

The Mytheresa Group recognized total expense of €52.3 million for fiscal year ended June 30, 2022 and €74.8 million for fiscal year ended June 30, 2021 that were classified in equity.

28.    Financial instruments and financial risk management

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2021 is as follows:

	Year ended June 30, 2021
		Categories	Category in		Fair value
	Carrying	outside of	accordance		hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	Fair value	level
Financial assets
Non-Current financial assets
Non-current deposits	175	—	Amortized cost	—	—
Current financial assets
Trade and other receivables	5,030	—	Amortized cost	—	—
Cash and cash equivalents	76,760	—	Amortized cost	—	—
Other assets	14,492	10,864
thereof deposits	816	—	Amortized cost	—	—
thereof other financial assets	5,030	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	8,786	8,786	N/A	—	—
Current financial liabilities
Tax liabilities	14,293	14,293	N/A	—	—
Lease liabilities	5,361	5,361	N/A	—	—
Trade and other payables	44,210	—	Amortized cost	—	—
Other liabilities	50,227	40,596
thereof other financial liabilities	9,631	—	Amortized cost	—	—

Financial instruments as of June 30, 2022 is as follows:

	Year ended June 30, 2022
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Non-Current financial assets
Non-current deposits	294	—	Amortized cost	—	—
Current financial assets
Trade and other receivables	8,276	—	Amortized cost	—	—
Cash and cash equivalents	113,507	—	Amortized cost	—	—
Other assets	61,874	17,170
thereof deposits	414	—	Amortized cost	—	—
thereof other financial assets	44,290	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	16,817	16,817	N/A	—	—
Current financial liabilities
Tax liabilities	25,892	25,892	N/A	—	—
Lease liabilities	5,189	5,189	N/A	—	—
Trade and other payables	45,156	—	Amortized cost	—	—
Other liabilities	74,889	58,261
thereof other financial liabilities	16,628	—	Amortized cost	—	—

The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 are as follows:

	Year ended June 30,
	2020	2021	2022
	Carrying	Carrying	Carrying
(in € thousands)	amount	amount	amount
Financial assets measured at Amortized cost (AC)	24,246	85,592	166,486
Financial liabilities measured at Amortized cost (AC)	245,545	53,842	61,784

Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

There were no transfers between the different levels of the fair value hierarchy during fiscal 2021 and fiscal 2022. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

Foreign exchange derivatives held only during the year were designated as hedging instruments, the effective fair value changes of which were recognized in separate components of equity. The development of the corresponding reserves is shown in the following table:

(in € thousands)	July 1, 2021	Additions	Reclassification	June 30, 2022
OCI 1	—	(4,434)	4,434	—
OCI 2	—	(538)	538	—

Net gains or losses

The table below shows the net gains and losses of financial instruments per measurement categories defined by IFRS 9:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Financial liabilities measured at Amortized cost (AC)	(12,988)	7,900	(386)
Financial assets and financial liabilities measured at fair value through profit or loss (FVPL)	2	—	—

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

Currency risks exist in particular where trade receivables, trade payables, cash and cash equivalents and planned transactions are not or will not be denominated in Euro and based on the financial currency of the subsidiaries. Mytheresa Group generates net sales in several different currencies, mostly denominated in either Euro or U.S. Dollars.

Mytheresa Group economically hedges its net foreign currency exposure at around 50% (excluding the Shareholder Loans), by entering into foreign exchange hedging transactions with a maximum duration of one year. Mytheresa Group applied hedge accounting to these transactions during fiscal 2022. As of June 30, 2021 and 2022, Mytheresa Group has no derivatives outstanding.

The following tables show the impact to profit or loss if the foreign currencies would increase or decrease against the Euro (foreign exchange sensitivity), based on the exposures in GBP and U.S. Dollars as of the reporting date.

	Year ended June 30,
	2021		2022
	€ appreciation	€ depreciation	€ appreciation	€ depreciation
in € thousands	+10%	-10%	+10%	-10%
€ Sensitivity	(1,128)	1,379	(1,232)	1,505

●	Interest rate risk

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

Maturity analysis of financial liabilities as of June 30, 2021:

	Year ended June 30, 2021
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	44,210	—	—	44,210	44,210
Other liabilities	50,227	—		50,227	50,227
Lease liabilities	5,733	9,151	—	14,884	14,147
Total	99,515	9,151	—	108,666	107,929

Maturity analysis of financial liabilities as of June 30, 2022:

	Year ended June 30, 2022
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	45,156	—	—	45,156	45,156
Other liabilities	74,889		—	74,889	74,889
Lease liabilities	5,764	30,325	21,548	57,637	22,006
Total	125,809	30,325	21,548	177,682	142,051

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

The following table provides the gross carrying amounts of cash and cash equivalents by ratings as of June 30, 2021 and 2022:

	Year ended June 30,
in € thousands	2021	2022
Rating Class 1	75,958	112,627
Rating Class 2	752	838
Rating Class 3	49	54

Rating Class 1 reflects financial institutions based in the European Union; Rating Class 2 are financial institutions, with a bank license e.g. PayPal; Class 3 positions with cash held on hand and financial institutions outside the European Union.

The movement in the loss allowance for expected credit losses in respect to trade and other receivables during fiscal 2021 and fiscal 2022 was as follows:

	Year ended June 30,
in € thousands	2021	2022
Beginning of fiscal year	46	—
Decrease loss allowance during the period	(46)	—
Write-offs	—	—
End of fiscal year	—	—

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

29.    Notes to the consolidated statement of cash flows

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(951)	(523)	(1,499)	(2,973)
Lease payments	—	(4,256)	—	(4,256)
Change in Cash Flow	(951)	(4,779)	(1,499)	(7,229)

Net debt as of July 1, 2019	3,649	18,364	126,079	148,092

Additions (Disposals)	6,351	5,607	56,969	68,927
Interest expenses	951	523	9,645	11,119
Total change in liabilities	7,302	6,130	66,614	80,046

Net debt as of June 30, 2020	10,000	19,715	191,194	220,909

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(521)	(612)	(3,125)	(4,257)
Lease payments	—	(5,800)	—	(5,800)
Change in Cash Flow	(521)	(6,412)	(3,125)	(10,057)

Net debt as of July 1, 2020	10,000	19,715	191,194	220,909

Additions (Disposals)	(11,041)	(12,591)	(197,444)	(221,076)
Interest expenses	521	612	3,125	4,257
Total change in liabilities	(10,520)	(11,979)	(194,319)	(216,819)

Net debt as of June 30, 2021	—	14,147	—	14,147

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(386)	(612)	—	(998)
Lease payments	—	(5,466)	—	(5,466)
Change in Cash Flow	(386)	(6,078)	—	(6,464)

Net debt as of July 1, 2021	—	14,147	—	14,147

Additions (Disposals)	(772)	1,169	—	397
Interest expenses	386	612	—	998
Total change in liabilities	(386)	1,781	—	1,395

Net debt as of June 30, 2022	—	22,006	—	22,006

As of June 30, 2022 Mytheresa Group and cash equivalent balances are available for use.

30.    Events after the reporting year

Beginning with fiscal year 2023, the Mytheresa Group executed a new long-term incentive compensation (“LTI”) program for members of the top management under the MYT Netherlands Omnibus Incentive Compensation Plan. The LTI for fiscal year 2023 is a three-year, long-term incentive program as combination of awarded performance share units and awarded restricted stock units. The performance share units are based on the company’s performance over the three-year period and vest after three years. The restricted stock units vest annually during the three-year period. The estimated expense for fiscal year 2023 will be approximately €2.1 million.