Form 20-F
period 2023-06-30
MYT Netherlands Parent B.V.
filed 2023-09-14
CIK 1831907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 84,890,197 ordinary shares, €0.000015 par value per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). None of our financial statements were prepared in accordance with U.S. GAAP. The consolidated financial statements and financial information included in this Annual Report on Form 20-F were prepared for MYT Netherlands Parent B.V. (“MYT BV”) and its subsidiaries, including Mytheresa Group GmbH (“MGG”). Except where the context otherwise requires or where otherwise indicated, references to the financial information of MYT Netherlands Parent B.V. includes its consolidated subsidiaries.

Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. Dollars. Unless otherwise indicated, these translations were made at the rate of €1.00 to $1.047 and €1.00 to $1.092, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2022 and June 30, 2023, respectively. Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this Annual Report to “dollar,” “USD” or “$” mean U.S. Dollars and all references to “€” or “euro” mean Euros.

Our fiscal year begins on July 1 and ends on June 30 of the following year, e.g. fiscal 2023 relates to the year ended June 30, 2023.

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

Defined Terms and key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the sections entitled “Item 5: Operating and financial review and prospects -A. Operating Results”. We define these terms as follows:

●	“active customer” means a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period.
●	“Adjusted EBITDA and Adjusted EBITDA margin” means net income before finance expense (net), income taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA is not calculated in accordance with IFRS. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales. For an explanation of why we use Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects —A. Operating Results”.
●	“Adjusted Operating Income and Adjusted Operating Income margin” means operating income, adjusted for the impact of IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income is not calculated in accordance with IFRS. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales. For an explanation of why we use Adjusted Operating Income and Adjusted Operating Income margin and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects —A. Operating Results”.

●	“Adjusted Net Income and Net Income margin” means net income, adjusted for the impact of IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and Share-based compensation expense, finance expenses on our Shareholder Loans and Retired Shareholder Loans and related income tax effects connected to the finance expenses on our Shareholder Loans. Adjusted Net Income is not calculated in accordance with IFRS. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales. For an explanation of why we use Adjusted Net Income and Net Income margin and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects —A. Operating Results”.
●	“average order value” is an operating metric used by management calculated as the total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period.
●	“contribution profit” means gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers.
●	“Gross Merchandise Value” (GMV) is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.
●	“customer acquisition cost” or “CAC” means our online marketing expenses, excluding software costs, which we attribute to acquiring new customers, divided by the number of customers who placed their first order in the relevant period.
●	“full-time equivalents” or “FTEs” is presented to quantify the number of employees assuming each employee worked 40 hours per week. Full time employees, who are not conscripted to hours are assumed to work 40 hours per week.
●	“lifetime value” or “LTV” means the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year.
●	“net shipped revenue” is an operating metric used by management calculated using total orders shipped, net of returns, applying a monthly foreign exchange rate for each reporting period.
●	“Retired Shareholder Loans” means the convertible preferred equity certificates and variable interest shareholder loans, which were retired in fiscal 2020. For further information regarding our related party financing arrangements, refer to Note 2 of the consolidated financial statements included elsewhere in this Annual Report.
●	“Shareholder Loans” means the approximately $217.0 million aggregate principal amount of 6.0% Notes due October 9, 2025, and accrued but unpaid interest, of MGG held by a wholly owned U.S. subsidiary of MYT Holding LLC (“MYT Holding”), which have been repaid fully in January 2021.
●	“total gross sales” means all sales after cancellations, before returns, and includes associated shipping revenues and delivery duties collected.
●	“total orders shipped” means the total number of online customer orders shipped to our customers during the last twelve months (LTM) ended on the last day of the period presented.
●	“You” refers to the reader of this report.

●	“Basis points” or “BPs” refers to a common unit of measure for interest rates and other percentages in finance. One basis point is equal to 1/100th of 1%, or 0.01%, or 0.0001, and is used to denote the percentage change in a financial instrument. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point.

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

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Forward-looking statements in this Annual Report and the factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, statements and factors about:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	our ability to respond to consumer demand, spending and tastes;
●	our ability to respond to any current or future health epidemic or other adverse public health development, such as the recent COVID-19 pandemic, and the resulting business disruption, sustained economic downturn, inflation and margin pressures;
●	our ability to maintain and enhance our brand;

●	our ability to retain our existing customers and acquire new customers;
●	the growth of the market for luxury products, and the online market for luxury products in particular;
●	our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;
●	our ability to expand our product offerings;
●	our ability to effectively manage or sustain our growth, including through new distribution models, such as the curated platform model, and to effectively expand our operations;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to obtain and maintain targeted levels of inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;
●	seasonal sales fluctuations;
●	our ability to optimize, operate, manage and expand our network infrastructure, and our fulfillment centers and delivery channels;
●	our ability to retain existing vendors and brands and to attract new vendors and brands; and
●	general economic conditions, including economic conditions resulting from Russia’s war in Ukraine, inflation and other geopolitical and macroeconomic conditions or trends that may impact consumer demand.

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

RISK FACTOR SUMMARY

Our ability to execute our strategy is also subject to certain risks. You should carefully consider all of the information set forth in this Annual Report and, in particular, should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our securities. These risks include, but are not limited to, the following:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	consumers of luxury products may not choose to shop online in sufficient numbers;
●	the luxury fashion industry can be volatile and difficult to predict;
●	our ability to maintain strong relationships with our brand partners;
●	any current or future health epidemic or other adverse public health development, such as the outbreak of novel coronavirus (“COVID-19”), could result in business disruption, sustained economic downturn, inflation, increased interest rates, margin pressures and have a material adverse effect on our business and operating results;
●	any current or future political tensions regarding the war in Ukraine and the sanctioning of Russia
●	our reliance on consumer discretionary spending, which may be adversely affected by economic downturns, including economic conditions resulting from Russia’s war in Ukraine, inflation and other geopolitical and macroeconomic conditions or trends;
●	our ability to acquire new customers and retain existing customers in a cost-effective manner depends on the success of our advertising efforts;
●	our ability to maintain average order value levels;
●	our ability to accurately forecast net sales and appropriately plan our expenses in the future;
●	our recent growth rates may not be sustainable or indicative of our future growth;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to effectively manage our inventory;
●	loss of, or disruption in, our only distribution facility; or our inability to extend or change our network of distribution facilities;
●	the imposition or increase of tariffs and the uncertainty regarding international economic relations could adversely affect our business;
●	changes in customs and international trade laws may result in increased costs which could limit our ability to operate our business and limit our ability to grow;
●	if sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites; and
●	the loss of senior management or attrition among our buyers or key employees could adversely affect our business.

PART I

Item 1: Identity of directors, senior management and advisers

Not applicable.

Item 2: Offer statistics and expected timetable

Not applicable.

Item 3: Key Information

A. [Reserved]

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

Competition may increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.

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

Competition, along with other factors such as consolidation within the luxury retail industry, such as Farfetch’s recent acquisition of a significant stake in Yoox Net-a-Porter, Tapestry’s acquisition of Capri Holdings and other recent consolidations, and changes in customer spending patterns, could also result in significant pricing pressure. Such factors may result in the loss of brand partners or customers. If we lose customers, our brand partners could reduce or terminate their relationships with us and our results of operations and profitability could decline.

If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and results of operations could be harmed.

The online personal goods luxury sector is driven in part by fashion and beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to the latest fashion trends, changes in customer preferences for products, customer attitudes toward our industry and brands and where and how customers shop for those products. We must continually work to develop, produce and market new and highly curated content to our sites, provide customers with products from coveted luxury brands, offer unique products, maintain and enhance the recognition of our brand and develop our approach as to how and where we market and sell products. We typically enter into agreements to purchase our merchandise in advance of the applicable selling season and our failure to anticipate, identify or react appropriately, or in a timely manner to changes in customer preferences, tastes and trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages or delays, markdowns and write-offs, any of which could reduce our margins down, negatively impact our profitability and have a material adverse effect on our business, financial condition and results of operations. Failure to respond to changing customer preferences and to gauge and anticipate upcoming fashion trends could also negatively impact our brand image with our customers and result in diminished customer loyalty.

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

Any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic or other factors influencing consumer sentiment, could result in business disruption, supply chain disruption, sustained economic downturn, inflation, margin pressures and have a material adverse effect on our business and operating results.

Our business could be adversely affected by infectious disease outbreaks, such as the COVID-19 pandemic, resulting in adverse economic conditions and business disruptions. For example, travel bans, forced business closures, and stay-at-home orders previously resulted in supply shortages and other business disruptions in many regions, in particular China, but with knock-on effect in other countries as well, which could also adversely affect demand. A substantial majority of our brand partners, offices and employees are located in Europe, and we currently ship most of our products from our distribution center in Heimstetten, outside Munich, Germany. As a result, as shown in the recent COVID-19 pandemic, any adverse public health development could disrupt somewhat our supply chain and distribution and fulfillment capabilities, including the delivery of merchandise from our brand partners and shipments of our merchandise to impacted regions or from our distribution center in Heimstetten and our new distribution center in Leipzig, Germany. Furthermore, many of our brand partners may close their retail stores, warehouses and/or distribution centers in response to a health epidemic, which could further interrupt our supply chain in the future.

Restrictions on travel, quarantines and other measures imposed in response to an outbreak, as well as ongoing concern regarding its potential impact, would reasonably be likely to have a negative effect on the economies, financial markets and business activities of global market, resulting in inflationary pressure and worker shortages. Global financial markets may experience significant losses and volatility as a result of these conditions. An extended economic downturn and increased inflation that may result from these measures could negatively impact customer demand and spending in the impacted regions, and cause an oversupply of inventory that could lead to markdowns or promotional sales to dispose of excess inventory, which could force us to follow suit and have an adverse effect on our gross margins and results of operations.

The luxury fashion industry can be volatile and difficult to predict.

In the luxury fashion industry, customer demand can quickly change depending on many factors, including the behavior of both online and brick and mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new products and services, advances in technology and the internet and macroeconomic factors, many of which are beyond our control. With this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to customer demand, and we may face operational difficulties in adjusting to any changes. Any of these developments could harm our business, financial condition, results of operations and prospects.

Our continued success is substantially dependent on positive perceptions of our brand which, if eroded, could adversely affect our customer, employee and brand partner relationships.

Customer complaints or negative publicity about our sites, products, third-party vendors, product delivery times, logistics providers, such as DHL, FedEx and UPS, social media providers, customer support, customer data handling or security practices, especially on blogs and social media platforms, could rapidly and severely diminish use of our sites and current and potential customers’ and brand partners’ confidence in us, which could result in harm to our brand and our business. We believe that some of the growth in our customer base to date has originated from social media, influencer marketing and affiliate marketing. If we are not able to develop and maintain positive relationships with our influencer and affiliate marketing partners, or if we or such partners are targets of negative publicity, including in connection with reactions to social or political events, such as the war in Ukraine, the Black Lives Matter movement or protests against the use of fur, on social media, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive customers to our sites may be adversely affected, which could have an adverse effect on our business, financial condition, results of operations and prospects.

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

The net profit from new customers we acquire may not ultimately exceed the cost of acquiring those customers. Furthermore, we may have to increase the intensity of our promotional efforts and expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers and convert them into purchasing consumers, which could negatively impact our margins. If we fail to deliver an exclusive shopping experience, or if customers do not perceive the products we offer as unique luxury pieces reflecting the latest fashion trends, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease, and our business, financial condition and results of operations may be adversely affected.

Our failure to retain existing customers or to maintain average order value or customer spending levels may impair our net sales growth, which could have a material adverse effect on our business and results of operations.

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. In fiscal 2023, the top 3.5% of our customers accounted for approximately 37.5% of our gross sales. If existing customers no longer find our offerings appealing or shift their shopping and purchasing preferences back to brick-and-mortar stores now that substantially all COVID-19 pandemic measures have eased, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our existing customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average spend, our financial condition, results of operations and growth prospects could be adversely affected.

In addition, for our most valued customers, we invest in hosting exclusive events, personal shoppers and in-person styling sessions in various international locations. If our investments in such personal events do not generate sufficient net sales growth from our top customers, if we are unable to retain our most valued customers or if they do not purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease and our business, financial condition and results of operations may be adversely affected.

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

We sell luxury fashion merchandise. Although the market for luxury goods is less sensitive to economic downturns than markets for ordinary goods, purchases of merchandise by our customers are nonetheless discretionary, and therefore dependent upon the level of customer spending, particularly among affluent customers. As a result, our business and results of operations are subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, increased inflation, higher customer debt levels, reductions in net worth, adverse health developments, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, fluctuations in foreign exchange rates and national and global geo-political and economic uncertainty, including in connection with tariffs or trade laws. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as the war in Ukraine, terrorist attacks, war and other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, if any such disaster were to impact our flagship store or distribution centers in Heimstetten or Leipzig, Germany, our results of operations could be adversely affected. Customer purchases of discretionary items, including the merchandise that we offer, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in customer confidence.

Adverse economic changes could reduce customer confidence, and thereby could negatively affect our results of operations. A reduction in customer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may adversely affect our access to and cost of capital, our brand partners’ financial performance, liquidity and access to capital, which may affect their production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business.

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

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. All products presented on our website have followed a rigorous selection process and quality is an integral part of this selection process. Upon reception of all goods within our warehouses, the quality of the product is controlled and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, which could harm our sales and create inventory write-downs for unusable products. We have also outsourced portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, and we rely on third parties for credit card processing, hosting and networking for our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in moving these outsourced functions under our management and direct control or that of another third party, may have a material adverse effect on our business, financial condition and results of operations.

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

We generate a portion of our net sales (approximately 2% in fiscal 2023) from our Munich flagship store and, our men’s store, which is also located in Munich. As a result, we are more vulnerable to economic and other conditions affecting the metropolitan region surrounding Munich than our more geographically diversified competitors. Factors that may affect our results of operations include, among other things, adverse health developments, changes in demographics, population and employee bases, wage increases, future changes in economic conditions, severe weather conditions and winter storms. Any events or circumstances that negatively affect the region could adversely affect our net sales and profitability. Such conditions may result in reduced customer traffic and spending in our store, physical damage to our store, loss of inventory or closure of our store. Any of these factors may disrupt our business and adversely affect our business, financial condition and results of operations.

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

Our business requires us to manage a large volume of inventory effectively. We add a total of approximately 800 new apparel, footwear, accessories and fine jewelry to our sites in a typical week, and we depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by shifts in overall sale seasons, new product launches, rapid changes in product cycles and pricing, product defects, excess inventory at peers and thus an unforeseen high level of promotions in the market, changes in customer spending patterns, changes in customer tastes with respect to the products we offer and other factors, and our customers may not purchase products in the quantities that we expect.

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since our business is worldwide. Given shifts in overall sale seasons, it may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our brand partners, and in the cases where we do have a right to return to vendor in exchange for a credit note, we remain subject to credit risk of our brand partners. If we fail to manage our inventory effectively or negotiate favorable credit and return to vendor terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, reduce margins and inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels, our profit margins might be negatively affected, and such price reductions may harm our relationships with our brand partners. Any of the above, including the economic uncertainty resulting from the continued war in Ukraine, may materially and adversely affect our business, financial condition and results of operations.

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

Our ability to timely deliver merchandise to customers is currently primarily dependent on two distribution facilities. If we suffer a loss of, or disruption in, our distribution facilities, our business and operations could be adversely affected.

Our ability to timely deliver merchandise to customers is primarily dependent on two distribution facilities in Heimstetten and Leipzig as well as certain brand partners who fulfill orders directly. Although we recently opened the new distribution facility and warehouse in Leipzig, we could be subject to disruptions in our fulfillment capacity as we operate the Leipzig facility until we are able to optimize our procedures and processes and train the workforce. If we do not have sufficient fulfillment capacity, experience disruptions to order fulfillment or deliveries by our brand partners are not timely, our customers may experience delivery delays, which could harm our reputation and our relationship with our customers.

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

We primarily rely on three major vendors for our shipping, DHL, FedEx, and UPS. If we are not able to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or they experience performance problems, such as responses to adverse health developments, inflation or worker shortages or work stoppages, or other difficulties, it could negatively impact our results of operations and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by adverse health developments and related response measures, inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes and similar factors. For example, strikes at major international shipping ports may in the future impact our supply of inventory from our brand partners, and the trade disputes between the United States, the European Union, Russia, China and certain other regions could lead to increased tariffs on our goods and restrict the flow of the goods between the United States, the European Union, Russia and China. We are also subject to risks of damage or loss during delivery by our shipping vendors. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The continuing impact of the United Kingdom’s exit from the European Union may have a negative effect on global economic conditions, financial markets and our business.

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

We sell goods and ship products into China. Conducting business in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our brand could be subject to adverse publicity if incidents related to our image or the products we sell occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our company. Furthermore, our ability to successfully position our brand could be adversely affected by perceptions of the quality of our brand partners’ products and services. We may also be affected by adverse publicity related to our brand partners or our marketing partners, whether or not such publicity is related to their collaboration with us. In recent years, luxury fashion brands have experienced Chinese boycotts of their products as a result of politically or racially offensive products, ads and statements made by individuals associated with the brands. In addition, ongoing trade restrictions between US and China may have a negative impact on us trading products made in one territory and selling it into the other territory. Incidents such as these may have an adverse effect on our business, financial condition and results of operations.

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

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations indirectly as a result of required compliance by our brand partners and the manufacturers of their products. In addition, we are active in an industry that is not considered to be environmentally sustainable and we depend on shipping logistics, which lead to a high output of carbon dioxide. As a result, our customers might refuse to acquire merchandise from us and turn to more sustainable competitors or refrain from acquiring luxury products at all. Further, any delays in achieving our ESG goals may result in a loss of customers and investors who prioritize companies that publicly disclose their sustainability efforts and results. If we take steps to voluntarily mitigate our impact on climate change and other ESG issues, we may experience increases in energy and transportation costs, operating expenses, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate or conduct business.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

Approximately 98% of our consolidated net sales for fiscal 2023 were generated from sales on our sites. The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

We outsource the vast majority of our cloud infrastructure to Amazon Web Services (“AWS”), which hosts our sites and products. In addition, we use Akamai Technologies, Inc. as our primary content delivery network vendor, which focuses on delivering point-cloud solutions (together with AWS, our “Hosting Providers”). Our customers must have the ability to access our sites at any time, without interruption or degradation of performance. Our Hosting Providers run their own platforms upon which our sites and products depend, and we are, therefore, vulnerable to service interruptions at each Hosting Provider. We have experienced, and in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of one of our Hosting Providers, is compromised, our sites or products are unavailable or our users are unable to access our products within a reasonable amount of time or at all, then our business, financial condition and results of operations could be adversely affected. We note that our ability to conduct security audits on our Hosting Providers is limited. In some instances, we may not be able to identify and/or remedy the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our sites performance, especially during peak usage times. To the extent that we do not effectively address capacity constraints, either through our Hosting Providers or alternative providers of cloud infrastructure, our business, financial condition and results of operations may be adversely affected. In addition, any changes in service levels from our Hosting Providers may adversely affect our ability to meet our customers’ requirements.

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

Purchases using mobile devices by customers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. In fiscal 2023, mobile orders accounted for 53% of our net sales, of which 37% were app orders, and approximately 79% of page views were generated via mobile app, tablet and mobile phone. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an internet browser on their mobile device. As new mobile devices and operating systems are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and operating systems, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application stores, such as those of the Apple App Store or Google Play, if our applications receive unfavorable treatment compared to competing applications, such as the order of our products within application stores, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and results of operations may be materially and adversely affected.

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

We collect and maintain significant amounts of data relating to our customers, employees and others. We use this information for a variety of business purposes, including to provide services and relevant products to consumers, to support, expand and improve our business, and for marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third-parties and service providers. A variety of European and other region’s and countries’ laws and regulations, and certain industry standards, govern or apply to our collection, use, retention, sharing and security of personal data. We are subject to certain laws, regulations, contractual obligations and industry standards (including, for example, the PCI-DSS, the GDPR and the German Federal Data Protection Act) relating to privacy, data protection and localization, information security and customer protection. These requirements increase our operating costs and may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Existing and future laws and regulations, or the enforcement of such laws and regulations, including with regard to data localization requirements and restrictions on data sharing and cross-border data transfers, could impede the growth of e-commerce or online marketplaces and negatively impact our business and operations.  Any failure, or perceived failure, by us to comply with our privacy policies or with any Dutch, German, European, or other regions’ or countries’ laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to privacy, data protection and localization, information security or customer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our senior management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties.

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

In recent years, U.S. and EU lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and enacted and enforced with increasing efforts laws and regulations significantly restricting companies' ability to engage in online behavioral advertising without burdensome and costly compliance measures. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the existing ePrivacy Directive are expected to be supplemented or replaced by an EU regulation known as the ePrivacy Regulation which may increase fines for non-compliance, which are already now significant. In the European Economic Area (EEA) and United Kingdom, informed consent is required for the placement of a cookie on a user’s device, unless such cookie is strictly necessary to provide explicitly requested services. Consent is already required for many forms of direct electronic marketing. The GDPR and UK GDPR impose conditions on obtaining valid consent, such as, according to authorities and courts, a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under development, recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. Changes to how we use cookies and related technology could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. The advertising technology ecosystem may not be able to adapt to the legal changes around the use of tracking technologies, which may have a negative effect on businesses, including ours, that collect and use online user information for consumer acquisition and marketing. Any decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the use of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the draft ePrivacy Regulation also advocates the development of browsers that block cookies by default. These developments and other privacy-oriented software changes by operating systems or other third-parties, such as Google’s and Apple’s app tracking transparency features, have impaired our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, and could adversely affect our business, in light of our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and state governments have adopted and are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The law imposes new requirements on companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents the ability to opt out of certain disclosures of personal information, and grants rights to access or request deletion of personal information. The CCPA implementing regulations are being supplemented by the California Privacy Protection Agency, which was established in 2021 based on the 2020 ballot initiative to enact the California Privacy Rights Act (“CPRA”). CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data for cross-context behavioral advertising. CPRA was signed into law on December 16, 2020 with most provisions not coming into effect until January 2023. The CCPA, as amended by the CPRA, and similar laws passed by other U.S. states, including Nevada, Virginia, Colorado, Utah and Connecticut could have an adverse effect on our business, results of operations, and financial condition.

The effects of the CCPA and similar state laws are potentially significant and may require us to modify our data collection or processing practices and policies, may incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement or litigation. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that could make compliance with such laws challenging.

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

In addition to the privacy, data protection and data security laws discussed above, many other countries and jurisdictions continue to pass laws related to data protection, such as data privacy and data breach notification laws, resulting in a diverse set of requirements across states, countries and regions. The complexity of navigating these varying data protection laws is particularly acute for our business due to our global reach. In addition, the legal landscape relating to the transfer of personal data continues to evolve and remains uncertain in many jurisdictions. Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia, the PRC and Indonesia), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us to comply with rapidly evolving privacy or security laws, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure to invest in and adapt to technological developments and industry trends could harm our business.

We have identified the need to expand, scale and improve our information technology systems and personnel to support recent and expected future growth. In this regard, we are investing in and establishing a modular e-commerce platform to enhance our online customer experience and to allow us react faster and independently across our front- and back-ends. To minimize the risk of disruption during this upgrade, we instituted a modular approach that allows us to migrate one capability at a time. We also continuously invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. In the future, these may include new software applications or related services based on artificial intelligence or machine learning. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. These new technologies, including artificial intelligence technologies, may also generate output that is misleading, insecure, inaccurate, harmful, or otherwise flawed, which may harm our reputation, business, or customers, or expose us to legal liability. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants, start-up companies and others. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations. New technologies, including those based on artificial intelligence, can provide more immediate information technology and data management solutions and responses than traditional tools. Over time, the accuracy of these tools and their ability to handle complex tasks will improve, which may be disruptive to businesses, such as ours. Furthermore, the use of artificial intelligence may involve the processing of personal data and may be subject to laws, policies, legal obligations, and codes of conduct related to privacy and data protection. While there is current uncertainty about the extent to which privacy and data protection laws apply to artificial intelligence technologies, any delay in addressing privacy or data protection concerns relating to new technologies may result in liability or regulatory investigations and fines, as well as damage to our sales and reputation. In addition, we may rely on third-party service providers and sub-processors with limited artificial intelligence-related privacy and data protection practices. As such, any improper processing of personal data by these service providers and sub-processors could harm our reputation, business, or customers, or expose us to legal liability.

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

We rely on trademark, copyright, trade secrets, confidentiality agreements and other practices to protect our proprietary information, technologies and processes. Our principal trademark assets include the registered trademark “MYTHERESA” in addition to our logo. Our trademarks are valuable assets that support our brand and customers’ perception of our services and merchandise. We also hold the rights to the “mytheresa.com” internet domain name and various other related domain names, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. For example, we are required to register our trademark in China and have been subject to trademark infringement claims in China. Although we believe that these and similar claims are without merit, they may result in additional costs. As a result of the international nature of our business, we may be required to register our trademarks in the countries in which we operate or conduct business.

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

We have grown rapidly, with our net sales increasing from €698.4 million in fiscal 2022 to €768.6 million in fiscal 2023. To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. As of June 30, 2023, we had a total of 1,432.2 employees, an increase from 1,196.7 FTEs as of June 30, 2022, and we have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel, particularly in Munich, where our principal offices and fulfillment center and the majority of our employees are located. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires or retain key employees, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.

Increases in labor costs, including wages, or other developments in labor and employment law, including any unionizing efforts by employees, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. A significant portion of our workforce is in Germany. From time to time, legislative proposals are made to increase the minimum wage in the Federal Republic of Germany and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. The minimum wage is set nationwide every two years for the following two years. Since its last increase effective as from October 1, 2022 the minimum wage is currently €12 per hour. The Minimum Wage Commission’s recommendation is subject to Government approval. Several German political parties are calling for a significant increase. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Munich, Germany, where our principal offices and fulfillment center as well as the majority of our employees are located, is very competitive.

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

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. A significant portion of the products we sell are shipped internationally. We are subject to numerous regulations, including customs and international trade laws that govern the importation and sale of luxury goods. Therefore, we are exposed to the risk that we are in non-compliance with some of these regulations and laws (the non-compliance of which could result in administrative proceedings initiated by competent authorities against us). Further, these regulations and laws may change unpredictably, and have done so recently in view of the global pandemic, economic pressures and potential trade wars. For example, the United Kingdom’s exit from the European Union has resulted in, and may result in additional, restrictions, regulations or other non-tariff barriers to trade as a result, in part, of a divergence in the UK and the EU’s respective regulatory regimes, in each case concerning our cross-border operations between the United Kingdom and European Union. In addition, any imposition of tariffs by the United States or European Union could result in the adoption of tariffs or trade restrictions by other countries, which could affect the movement of our goods, or potentially lead to a global trade war. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, or our luxury sellers, we could experience delays in the shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Additionally, the ongoing crisis related to Russia’s war in Ukraine has resulted in the application of enhanced sanctions against Russia by a number of jurisdictions, including the United States, United Kingdom, and European Union, and vice versa. These measures, and any additional measures that may be imposed should Russia’s war against Ukraine continue, have and may continue to have material impact on our ability to operate in the ordinary course of business with customers in Russia. Our sales in Russia used to be relatively immaterial.

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

Although we believe that we currently collect sales taxes in all U.S. states that have adopted laws imposing sales tax collection obligations on out-of-state retailers, a new imposition or a successful assertion by one or more U.S. states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by U.S. state governments of sales tax collection obligations on out-of-state retailers in U.S. jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and results of operations.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our results of operations.

As a global company, we are subject to taxation in certain other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly effective tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. This includes changes in applicable tax laws in the jurisdictions in which we (or our subsidiaries) are organized or operate, as well as certain proposals agreed to by 140 countries, including Germany and the Netherlands. These proposals include the Pillar I proposal to allocate certain amounts of taxable income to market jurisdictions for large profitable groups and the Pillar II proposal to introduce mechanisms to ensure all profits are subject to a global minimum tax. For example, European Union Member States unanimously adopted the EU Pillar II Directive in December 2022, requiring all EU Member States to implement these Pillar II rules.  It is also possible that a unified approach will not be agreed upon while a significant number of countries enact new unilateral tax measures without mechanisms to avoid double taxation. Any of these potential developments could have a material adverse effect on our financial condition and results of operations. In addition, there are, and will likely continue to be, an increasing number of tax laws and regulations pertaining to the internet and online commerce (including but not limited to sales, VAT and other taxes) that could have a material impact on our financial condition and results of operations.

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

The tax treatment of us and our subsidiaries depends in some instances on determinations of fact and interpretations of complex provisions of applicable tax law, including those related to transfer pricing, for which no clear precedent or authority may be available. Relevant tax rules are consistently under review by persons involved in the legislative process and taxing authorities, which may result in revised interpretations of established concepts, statutory changes, new reporting obligations, revisions to regulations and other modifications and interpretations. The present tax treatment of us and our subsidiaries may be modified by administrative, legislative or judicial interpretation at any time, and any such action may apply on a retroactive or retrospective basis. Changes to applicable tax laws and interpretations thereof could result in a higher taxable income and a higher tax burden for the Company and its operating subsidiaries and could affect or cause us to change the structure of our business and operations or change the character or treatment of portions of our income, among other results.

The original treatment of a tax-relevant matter in a tax return, tax assessment or otherwise could later be found incorrect and as a result, we may be subject to additional taxes, interest, penalty payments and/or social security payments. Such reassessment may be due to an interpretation or view of laws and/or facts by tax authorities, including those related to transfer pricing, in a manner that deviates from our view and may emerge as a result of tax audits or other review actions by the relevant financial or tax authorities. For example, certain predecessors in interest were incorporated in Luxembourg, and the Luxembourg tax authorities may disagree with tax positions taken by those entities, including with regards to the transactions pursuant to which MYT Netherlands obtained ownership of MGG. Our subsidiaries and we are subject to tax audits by the respective tax authorities on a regular basis. As a result of future tax audits or other reviews by the tax authorities, additional taxes could be imposed on us and our subsidiaries exceeding the provisions reflected in our financial statements. This could lead to an increase in our tax obligations, either as a result of the relevant tax payment being assessed directly against us or as a result of us becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay. We could in the future have considerable tax loss carryforwards, or other tax carryforwards, including as pertaining to interest or expense deductions. The utilization of these tax carryforwards may be restricted under applicable tax laws, for instance, if they cannot be carried forward indefinitely or if they forfeit upon occurrence of certain events (e.g., a direct or indirect transfer of shares or a change of control). In addition, any such restriction may require a write-down of the deferred tax assets in our consolidated financial statements to the extent we have any future tax loss carryforwards. This could negatively affect our financial position and results of operations. Furthermore, applicable tax laws may limit or restrict the ability to take current tax deductions for certain expenses.

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

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm in the future, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities may likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

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

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Supervisory Board, particularly to serve on our Audit Committee, Nominating, Governance and Sustainability Committee, and Compensation Committee, and qualified senior management.

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

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to the laws of the Netherlands and the Dutch Corporate Governance Code with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others: (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (3) the rules under the Exchange Act requiring the filing with the SEC of Quarterly Reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide selected quarterly information on Form 6-K, and (4) the rules under the Exchange Act requiring filing with the SEC of Current Reports on Form 8-K information upon the occurrence of specified events. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within seventy-five days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within sixty days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic public companies. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, reporting and other expenses that we will not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. generally accepted accounting principles (“GAAP”) in the future.

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

As of June 30, 2023, our carrying amount of goodwill, brand names and other intangible assets recorded on our consolidated balance sheet was €155.0 million. Under IFRS, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, such as brand names, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to recognize impairment losses in our income statement if the carrying value is in excess of the fair value. If we are required to book losses with respect to such intangibles, we may need to shorten the amortization period, which could have a material adverse effect on our business, financial condition and results of operations.

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

Dutch law provides that a member of the management board of a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), such as the Company, may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal interest conflicting with the interests of the company. Such a conflict of interest only exists if in the situation at hand the member of our Management Board is deemed to be unable to serve the interests of the Company and the business connected with it with the required level of integrity and objectivity. Pursuant to the Rules of Procedure for the Management Board, each member of our Management Board shall immediately report any (potential) personal conflict of interest concerning a member of our Management Board to the chairperson of the Supervisory Board and to the other members of our Management Board and shall provide all information relevant to the conflict.

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

MYT Netherlands is an operating holding company with no external revenue generating activities of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As an operating holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and they are directly or indirectly wholly owned and controlled by us, with profit-transfer and cash-pooling agreements in place. Additionally, they might make funds available to us, whether in the form of loans, dividends or otherwise, except as may be provided through intercompany agreements from time to time. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

Investors may have difficulty enforcing civil liabilities against us or the members of our Management or Supervisory Board.

We are incorporated in the Netherlands and conduct substantially all of our operations in the European Union through our subsidiaries. All members of our Management Board and five members of our Supervisory Board are non-residents of the United States. The majority of our assets and a significant portion of the assets of the members of our Management Board and Supervisory Board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States.

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

The U.S. Internal Revenue Service (the “IRS”) may not agree that MYT Netherlands is a foreign corporation for U.S. federal tax purposes.

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

MYT Netherlands became a tax resident in Germany for German tax purposes as of September 7, 2020. By reason of MYT Netherlands’ incorporation under Dutch law, it is also deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 and the Dutch Corporation Tax Act 1969. As long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention of 2012 between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income (the “Convention”), MYT Netherlands should be considered to be tax resident exclusively in Germany. The application of the Convention changed once the Protocol to amend the Convention dated 24 March 2021 entered into became effective on 1 January 2023. For MYT Netherlands, the Protocol to amend the Convention dated 24 March 2021, will apply in the Netherlands for the fiscal year starting on 1 July 2023, i.e., the first fiscal year following 1 January 2023. Once the Protocol to amend the Convention dated 24 March 2021, is effective, the Dutch tax authorities could try to deny the granting of benefits under the Convention by taking the position that one of the principal purposes for MYT Netherlands to move its place of effective management to Germany was to obtain the benefits of the Convention. MYT Netherlands believes that it has strong arguments that the benefits of the Convention cannot be denied under the principal purpose test of the Protocol to Amend the Convention given the location of relevant activities at the current time. This determination, however, depends on the relevant facts and circumstances, so there can be no assurance that a court will uphold MYT Netherlands’ position, if it is challenged. Furthermore, whether MYT Netherlands has its place of effective management in Germany and is as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in MYT Netherlands becoming a tax resident of a jurisdiction other than Germany, potentially also triggering an exit tax liability in Germany, or in the denial of benefits under the Convention. These changes could have a material adverse impact on MYT Netherlands’ financial results and/or the future marketability of MYT Netherlands’ ADSs. For further discussion, see “Taxation - German Taxation - Tax Residence of MYT Netherlands”.

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

MYT Netherlands Parent B.V. is a private company with limited liability, incorporated under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. Our telephone number at this address is +49 89 127695 614. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

For a discussion of our principal capital expenditures, refer to Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources,” and our Consolidated financial statements included elsewhere in this Annual Report.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our website address is www. investors.mytheresa.com. We use this investors section of our website as a means of disclosing material, non-public information. Accordingly, investors should monitor this section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. We have included our website address in this Annual Report solely for informational purposes, and the information contained on our website is not incorporated by reference in this Annual Report.

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

We acquire and retain customers who are predominantly working professionals with significant spending power and limited time, shop frequently, seek luxury products that are not easily found elsewhere and demand superior customer service. These customers are high income luxury consumers that value quality over price and curation over assortment breadth. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2023, we generated approximately 37.5% of our GMV from approximately 3.5% of our customers who were part of the Top Customer program. This program offers a range of benefits, such as first access to runway and exclusive pieces, previews of new season styles, dedicated personal shopping services and invitations to exclusive events and fashion shows as well as other money can’t buy experiences. The exclusive events, collections and campaigns that we create with our luxury brand partners highlight the innovation and creativity we bring to the luxury fashion world, underpin the strong relationships we have with these brands, and enable us to deepen connections with our most valued customers.

We have longstanding relationships with the world’s most iconic luxury brands, including Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dolce & Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney and Valentino. In fiscal 2023, our average order value was €654 (fiscal 2022: €626), one of the highest in the industry, reflecting our commitment to true luxury. We curate the most coveted luxury brands, and within those brands, the most on-trend and luxurious pieces. We use a combination of luxury fashion expertise and data insights to optimize our product assortment architecture. Since our inception, we have retained 100% of our brand partners we wanted to keep, which is a testament to our strong, trusted brand relationships.

Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first website and app (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience, express checkout processes, and real-time push notification order tracking. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing. In fiscal 2023, we generated approximately net sales of 16.7% from Germany, 39.0% from Europe (excluding Germany), 18.0% from United States and 26.3% from the rest of world.

Mobile devices represented 53% of gross merchandise sales and 79% of page views for fiscal 2023, underscoring the importance of our mobile-first approach.

We have rapidly scaled our global customer base and net sales over the past four years, while maintaining our high average order values.

From fiscal 2022 to fiscal 2023, we grew our active customers by 9.6% to 856,000 customers. In fiscal 2023, we reported €768.6 million in net sales, representing growth of 11.4% from fiscal 2022.

For the fiscal year ended June 30, 2023, gross profit was at €382.6 million, an increase of €27.6 million or 7.8% year-over-year. Net loss increased to €15.1 million in fiscal 2023 from €7.9 million in fiscal 2022.  Operating loss is at €6.1 million in fiscal 2023 compared to an Operating Income of €4.8 million in fiscal 2022. In fiscal 2023, we reported Adjusted Net Income of €20.3 million compared to €46.9 million in fiscal 2022. Additionally, in fiscal 2023, we generated €29.4 million compared to €59.6 million, in prior year period of Adjusted Operating Income and €41.1 million of Adjusted EBITDA compared to €68.7 million in fiscal 2022.

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

Luxury Market

The global luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further reaching €530-570 billion by 2030, more than double its size in 2020, according to Bain & Company’s Luxury Goods Worldwide Market Monitor (Spring 2023) (the “2023 Bain Study”). We believe luxury is one of the last attractive categories to expand online and is relatively underpenetrated compared to traditional apparel and footwear.

The personal luxury goods market posted a record year in 2022, reaching a market value of €345 billion, despite geopolitical tensions and macroeconomic uncertainty. This momentum persisted into the first quarter of 2023, achieving 9-11% growth over 2022 (based on the Bain & Company’s Luxury Goods Worldwide Market Study - Spring 2023).

Consumers generally approach the market in a borderless manner, often purchasing luxury goods across multiple continents, seeking an elevated shopping experience and anytime access wherever their travels take them.

Online Multi-Brand Retail Taking Market Share

Global online luxury multi-brand retailers and online marketplaces are gaining market share over incumbent players, including department stores and luxury retailer's websites, according to Bain & Company's 2021 Worldwide Luxury Market Monitor (November 2021) (the "2021 Bain Study"). The online luxury retail market is highly fragmented, characterized by primarily regional department stores and boutiques, online marketplaces and only a limited number of global multi-brand retailers. We believe that global multi-branded online retail is a more compelling model than marketplaces for both consumers and brands: for consumers due to the desire for well-curated assortments offering a clear point of view that allows discovery as well as efficient product selection, and for brands to whom multi-brand retailers offer access to attractive customers, and most importantly, more control over brand image and pricing integrity. Additionally, online multi-brand retailers complement the brands’ own direct-to-consumer efforts with cross-category and cross-brand customer insights as well as the ability to ensure brands are presented consistently with the brand’s desired positioning. The latest McKinsey & Company Outlook from 2023, shows that the luxury segment should show more resilience in the months ahead than other categories.

Wealthiest Consumers are Driving Growth and Resilient Demand

The global luxury market continues to be driven by the growth of high net worth individuals (“HNWIs”), individuals with greater than $1 million in investable assets, a key and highly coveted customer demographic with large luxury spend. The wealth of HNWIs has increased at a CAGR of 5.1% from 2015 to 2022, reaching $83.0 trillion as of 2022, according to the World Wealth Report 2023 from Capgemini (the “Capgemini Reports”).

Luxury Brands Demand First-Class Service and Brand Protection

Luxury brands value brand image, pricing integrity and the perception of scarcity across their product portfolios. They are highly selective and seek retail partners who increase their visibility to the most affluent luxury consumers while adhering to these core values. Luxury brands are selective with whom they work, terminating relationships, especially with online retailers, if standards are not upheld. These brands prefer partnering with online retailers who have full control over all aspects of the shopping experience and deliver exceptional service to protect and enhance their brand integrity.

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

Our Value Proposition to Customers

Trusted discovery platform and curated assortment of the most coveted luxury brands.     We provide customers with one of the finest edits of the most coveted luxury brands. For example, of the over 14,000 stock-keeping units (“SKUs”) we curate from our top 30 selling luxury designer brands, less than around 24% of those items overlapped with our multi-brand competitors according to an ongoing internal pricing analysis comparison Our content and brand stories, which are produced 100% in-house, inspire our customer and are integral to Mytheresa’s reputation as a trusted fashion authority for discovery. Our highly curated edit of luxury is core to our DNA and allows us to translate fashion from the runway to the wardrobes of our customers. We encourage daily discovery through our “New Arrivals” section on our sites, as well as real-time product recommendations and inspirational content. For members of our Top Customer program we take our curation to a deeper level with personal shoppers, who know each customer’s specific fashion aesthetic and will recommend pieces via the preferred communication channel of the customer (phone, email, text message or other messaging platforms), or in some cases, hosting personal styling appointments.

Exclusive access to capsule collections.    Our deeply entrenched and long-term relationships with the most coveted luxury brands allow us to provide unique offerings to our customers, including exclusive capsule collections, product personalization and first access through exclusive pre-launches. In fiscal 2023, we launched 95 exclusive capsule collections and campaigns with in-house produced exclusive content from brands including Moncler, Valentino, Loro Piana, Dolce&Gabbana, Bottega Veneta, Gucci, Pucci, Loewe, Givenchy and many more.

Superior service drives differentiated shopping experience.    We are dedicated to providing our customers with superior service throughout their shopping experience and believe this sets us apart from our competitors. We have team members who are available to serve our customers 24 hours per day, seven days a week and in eight languages. Additionally, our localized websites, which are also available in eight languages and eight currencies, and our global in-house logistics capabilities provide the fast, efficient and frictionless shopping experience our global customers demand. We believe customers are loyal to Mytheresa because we provide excellent service every time they interact with us. Our emphasis on exceptional service is inherent throughout all customer touchpoints, including our sites, customer care, delivery and global personal shopping team. For example, we provide customers with personalized product recommendations, last-minute deliveries, and hand-signed notes with our delivered products to personally connect and provide the high-touch service our customers enjoy. Our customer satisfaction with our service and experience is evidenced by our best-in-class net promoter score (“NPS”) of 76.4%, which is an annualized average of weekly measurements conducted by us in fiscal 2023. Through our distribution and fulfillment capabilities, we offer fast shipping to our customers in metropolitan areas globally in less than 72 hours, with one to two days shipping service in all of Europe where express shipping is available. Our customer service teams are experts in working with luxury customers. We received approximately 7,378 calls per week, on average, during fiscal 2023, with approximately 85.2% of 391 thousand calls answered within 20 seconds.

Special brand experiences for our top customers.   In fiscal 2023, we invited our top customers around the world to 38 "money-can’t-buy" experiences. Highlights include the launch of the exclusive Dolce&Gabbana Portofino collection with a three-day experience including a Cocktail at the Villa Olivetta hosted by the designers themselves and a fashion show at the iconic “piazzetta” in Portofino in attendance of Domenico Dolce and Stefano Gabbana, an intimate dinner and party with Loewe co-hosted by Jonathan Anderson at the Sheats-Goldstein Residence, a two-day “Summer in Rome” experience with Valentino, a private dinner at the Salon of Maison Schiaparelli, a Jimmy Choo experience in Venice, including an intimate dinner in a private Palazzo in attendance of Creative Director Sandra Choi, a party in Paris to celebrate the launch of a capsule with Balmain in attendance of the Creative Director Olivier Rousteing, the sponsoring of the Christian Louboutin exhibition in Monaco accompanied by a dinner for our top customers with the iconic shoe designer Christian Louboutin himself, as well as events in China and in the Middle East. In addition, multiple non-public top customer experiences have been hosted for example at the headquarters of Tod’s in Sant’Elpidio a Mare and Brunello Cuccinelli in Solomeo. These events and brand experiences provide our top customers, press, influencers and friends of the house with “money-can’t-buy” experiences, while also giving us the opportunity to amplify the content created across social media.

Unique physical luxury experiences to engage with our customers. In order to engage and build personal relationships with high-net worth customers, we hosted a 5-week pop up in partnership with Flamingo Estate in East Hampton, in the United States. We converted a former auto body repair shop into a luxurious, interactive, summer body shop, offering a highly curated selection of merchandise as well as hosting several shopping events in the location with partners such as Oscar de la Renta, Bucherer, Dr. Barbara Sturm, Cultured, The Hamptons Magazine, Indagare, the Purist and many more

Our Value Proposition to Brand Partners

Online Visibility to Highly Coveted Global Luxury Customers.   In addition to brands appearing on our sites, we create exclusive experiences and collections that provide additional opportunities to engage with our customers and social media followers. In addition to our 38 events, we launched 95 campaigns in collaboration with our brand partners to launch exclusive products only available on Mytheresa or first available on Mytheresa. We launched several exclusive collections, such as Dolce&Gabbana’s Capsule Collection, featuring Portofino’s iconic spots, exclusive pre-fall styles in collaboration with with Maison Valentino, an exclusive bag launch with Bottega Veneta, menswear capsule collections from Loro Piana and Dolce&Gabbana and a spike collection of Christian Louboutin. Other highly visible campaigns include the only available at Mytheresa collections of Versace, Etro, Khaite, Zimmermann and Oscar de la Renta, as well as an immersive shoppable video created by Mytheresa to celebrate exclusive styles of Moncler Grenoble and featuring professional skiers.

Innovative and Engaging Content Across Media Formats.    We produce 100% proprietary content in-house across different media formats including films, music videos, games, magazines and photography shoots on behalf of, and in partnership with, our brand partners. We place this content across our consumer touchpoints, including our home page, app, mobile first newsletter, paid formats and social media that includes our own managed platforms ranging from Instagram and Pinterest to WeChat and RED. We take a product-focused and experiential approach to content creation, which has differentiated and strengthened our longstanding relationships with some of the world’s leading luxury brands. Our highly stylized production showcases our brand partners’ products at their best, and our brand partners often promote our content and edits on their own social media accounts and websites. We also regularly achieve extensive global publicity for our brand partners and ourselves through features and exclusive stories, as well as through our more than 3.41 million followers, as of June 30, 2023, across social media platforms.

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

Our Competitive Strengths

We attribute our market success, rapid growth and strong profitability to the following competitive strengths:

Customer-First Approach with Deep Understanding and Analytical Insight.    We target, acquire and retain the most valuable luxury customers by pairing superior service with advanced technology. Our deep understanding of our customers enables us to provide a shopping experience tailored to them and drive loyalty. Our customer is time-constrained, requires efficient, personalized service, and favors our easy-to-use sites. Unlike online fashion marketplaces where customers go to price compare common luxury SKUs, we believe our customers shop our platform for discovery and access to exclusive products they cannot find elsewhere. To assist this shopping experience, we have invested in a robust technology platform that allows us to analyze data to produce actionable insights that we use to identify customers and personalize our site, emails, and brand recommendations for them. Our data-driven technology platform is integral to our merchandising and marketing functions and enables us to consistently deliver a superior shopping experience to several hundred thousand customers across over 130 countries. A key component of our customer experience is a mobile and app-first approach. In fiscal 2023, mobile orders accounted for 53% of our net sales, of which 37% were app orders, and approximately 79% of page views were generated via mobile app, tablet, and mobile phone. We combine data-driven customer insights, decades of thought-leadership in fashion, and exceptional customer service to deliver an unparalleled customer experience.

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

Highly Loyal and Engaged Global Luxury Customer Base.    We have deep relationships with a growing number of dedicated luxury and highly coveted, high net worth customers. We have grown our active customer base at a 25.8% CAGR since fiscal 2016, with 68.3% of net sales in fiscal 2023 coming from existing customers. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. Our emphasis on targeting and serving these top customers resulted in the generation of approximately 37.5% of our GMV from approximately 3.5% of our top customers in fiscal 2023. Given our value proposition, high average order value, and strong customer loyalty, we achieved a 3.6x 7-year LTV to CAC ratio for the 2016 cohort, which demonstrates the effectiveness of our marketing spend and long-term profitability of our business model. Further, once a customer commits to our platform, they spend more over time, as evidenced by our 82% net sales retention from prior year cohorts and our approximately 100% net sales retention for cohorts who have been with us for more than two fiscal years, representing our ability to retain customers and to increase active customers’ spend and frequency, in fiscal 2023.

Partner of Choice for the World’s Most Coveted Luxury Brands.    We have a rich, 30-year heritage of working with more than 200 of the most coveted luxury brands, who trust us for our commitment to full-price integrity, appreciate our innovative approach to targeting digital luxury consumers, and often provide us access to exclusive products and collections. In fiscal 2023, we featured 95 exclusive capsule collections and campaigns from preeminent designers including Moncler, Valentino, Gucci, Loro Piana, Dolce&Gabbana, Loewe, Givenchy and many more. This represents a significant increase of 25% from the 76 campaigns we offered in fiscal 2022. Our average tenure with our top 30 brands is more than 10 years and we have retained 100% of our brand partners we wanted to keep since our founding. This underscores the strength of our relationships and differentiates Mytheresa as one of the online retailers that luxury brands prefer to partner with. Additionally, our top 30 brands’ share of overall net sales has remained stable as we have scaled the business.

Combination of Growth and Profitability with Attractive and Sustainable Unit Economics.    As a result of our top-of-funnel brand campaigns and our sophisticated performance marketing efforts, we acquire customers efficiently and profitably and attract high quality customers who have a high propensity to repeat. As we have scaled our customers and net sales over the years, we have improved profitability through our commitment to price integrity, yielding a high gross margin, as well as efficient marketing and leveraging of our fixed cost base. In fiscal 2023, we grew our active customers by 9.6%.

Experienced and Proven Management Team Combining Expertise From Luxury and Digital Worlds.    Our team is led by our Chief Executive Officer, Michael Kliger, who joined Mytheresa in 2015 from eBay Enterprise where he was a Vice President for all of Europe and Asia Pacific. His deep customer knowledge across geographies has helped accelerate growth and enhance profitability. Michael is complemented by our experienced senior management team with industry-leading expertise across luxury, technology and e-commerce operations. The business verticals are led by Dr. Martin Beer (Chief Financial Officer), Sebastian Dietzmann (Chief Operating Officer), Isabel May (Chief Customer Experience Officer), Gareth Locke (Chief Growth Officer) and Richard Johnson (Chief Commercial Officer). Like our customers, we are diverse, with employees representing more than 93 nationalities and 62% of whom were women as of June 30, 2023. Our culture is collaborative, confident, creative, accountable, performance driven and dedicated to delivering to our customers the finest edit and service in luxury.

Growth Strategies

We plan to drive our market leadership, growth and profitability through the following strategies:

Profitably Acquire New Customers. We will focus our efforts on reaching the world’s most affluent luxury consumers. We believe our market share is less than 1% in the online personal luxury goods category. Given the strong projected growth of the luxury market, we believe we have a significant opportunity to expand our customer base in both our existing and new markets. We expect to attract new customers in all geographies including Europe, as well as the United States and Asia. Our demonstrated playbook for localizing new geographies is efficient, effective and repeatable. We leverage localized social media content and influencers, curation, languages and events to bring the Mytheresa brand to new markets. We believe our exclusive aspirational content and events resonate globally, providing a scalable marketing engine to efficiently acquire new customers across geographies. Through our more than 3.4 million followers as of June 30, 2023, across social media platforms and our luxury influencer relationships, we believe we will continue to reach new customers and raise brand awareness globally through this low-cost medium. We intend to augment our core performance marketing strategy by pursuing App download advertising, further optimizing bidding rules for paid search engines, scaling organic search content in several additional languages, introducing a new customer acquisition model, and accelerating social media channel growth.

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

Expand wallet share with the launch of Mytheresa Kids.    In January 2019, we officially launched our kidswear offering with 35 brands which we have now grown to an offering of 50 brands. Given the significant proportion of our top customers who have children and are looking to purchase luxury kidswear, many of our top brands such as Balmain, Burberry, Chloe, Dolce & Gabbana, Golden Goose, Gucci, Moncler, and Stella McCartney have collaborated with us on our launch of Mytheresa Kids. As many of our luxury brands continue to introduce separate kidswear lines, we have also been able to add kidswear even for brands like Loro Piana and Brunello Cucinelli recently. Like we do with womenswear we have also been able to introduce exclusive kidswear items only available at Mytheresa with brands like Dolce Gabbana, Off-white & Palm Angels and Victoria Beckham Our unique focus on luxury and our famous curation unlocks incremental wallet share from our customers who already know and trust our curated offering and wish to also purchase luxury products for the children in their lives. While 75% of kidswear items have been bought by existing customers, 25% of purchases have been by customers that have discovered Mytheresa through our luxury kidswear offering which presents an opportunity for additional growth. In a short time, we have managed to become a significant player in the global luxury kidswear market. The synergies with our existing business are reflected with 75% of our customers who bought kidswear items already bought other items, mostly womenswear items. This strengthens, of course, the unit economics of our kidswear offering.

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

While we initially leveraged our existing site traffic and reputation as a luxury authority to grow our menswear business, we have already seen tremendous success through Mytheresa Men, with 19% of all Mytheresa customers in fiscal 2023 consisting of menswear customers. We believe that the success of Mytheresa Men since its launch demonstrates its potential to become a source of growth for our overall business and an opportunity to bring new customers to the Mytheresa platform.

Following the highly successful online launch of menswear and the initial opening of the Mytheresa Men’s Store in 2020, we renovated and expanded our menswear store in Munich’s city center in June 2023, underlining our customer-first approach and greatly enhancing the shopping experience for our customers. The store has undergone a remarkable transformation, presenting an extended retail space that reflects a design concept embodying the essence of modern luxury menswear, to become the leading destination for luxury menswear digitally and physically. The floor space has now expanded from 100 to approximately 300 square-meters, offering a highly curated selection of men’s ready-to-wear, leather goods, accessories, and footwear collections from the world’s leading luxury brands and designers.

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

Access New Complementary Customer Categories.    We plan to increase our share of customer and household wallet share as well as attract new customers globally by investing in new categories to complement our strong existing business. Fully in line with that was the launch, in the fourth quarter, of our exclusive partnership with Bucherer, the world's largest luxury watches and jewellery retailer from Switzerland, to offer certified pre-owned watches with an international two-year warranty and full-service package directly from the watch experts of Bucherer. The offer initially launched in Europe and covers the most elevated selection of high-end and certified pre-owned timepieces from brands such Audemars Piguet, Breitling, IWC Schaffhausen, Jaeger-LeCoultre and Omega. So far, the most expensive watch sold on our platform was an 86,000 EUR Audemars Piguet Royal Oak watch.

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

Investment in Profitable Growth Opportunities.  We continually evaluate opportunities to accelerate our growth strategy. These will benefit from leveraging our existing customer base and will benefit from the Mytheresa brand perception in the market.

C.	Organizational structure

Please refer to Note 5.1 to our audited consolidated financial statements (“Scope of Consolidation”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D.	Property, Plant and Equipment

Facilities

Our corporate headquarters are located in Aschheim (Munich), Germany. We rent our central warehouse facility in Heimstetten, Germany, which has approximately 16,970m2 of floor space for storage, merchandising operations and fulfillment and a second fulfillment center in Leipzig, Germany with approximately 54,550m2 of floor space. We also rent additional office space in London, Shanghai, Berlin, Barcelona, New York and Milan, in addition to our retail stores in Munich.

The following table sets forth information with respect to our facilities as of June 30, 2023:

			Lease	Right of
Location	Type	Square Meters	Expiration	Renewal
Aschheim, Germany	Corporate Headquarters	9,830	Dec. 2032	Yes
Heimstetten, Germany	Fulfillment Center	16,970	Jun. 2025	Yes
Leipzig, Germany	Fulfillment Center	54,550	Apr. 2033	Yes
Munich, Germany	Store	1,625	Dec. 2027	Yes
Munich, Germany	Store	102	Dec. 2027	Yes
Milan, Italy	Photo Studio	1,815	Aug. 2025	Yes
Milan, Italy	Photo Studio	80	Aug. 2027	Yes
Milan, Italy	Office space	56	Dec. 2029	Yes
Shanghai, China	Office space	49	Feb. 2024	Yes
Berlin, Germany	Office space	250	Sep. 2025	Yes
Barcelona, Spain	Office space	1,575	Feb. 2028	No
New York, USA	Office space	390	May. 2027	No
London, United Kingdom	Office space	180	Dec. 2025	Yes

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

Business Highlights

From fiscal 2022 to fiscal 2023, we grew our active customers by 9.6% to 856,000 customers. In fiscal 2023, we reported €768.6 million in net sales, representing growth of 11.4% from fiscal 2022. For the fiscal year ended June 30, 2023 gross profit was at €382.6 million, an increase of €27.6 million or 7.8% year-over-year. Operating Loss is at €6.1 million in fiscal 2023 compared to an Operating Income of €4.8 million in fiscal 2022. Net loss increased to €15.1 million in fiscal 2023 from €7.9 million in fiscal 2022. In fiscal 2023, we reported Adjusted Net Income of €20.3 million compared to €46.9 million in fiscal 2022. Additionally, in fiscal 2023, we generated €29.4 million compared to €59.6 million, in prior year period of Adjusted Operating Income and €41.1 million of Adjusted EBITDA compared to €68.7 million in fiscal 2022.

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

Customer Acquisition Cost. We define CAC as all of our online marketing expenses, excluding software costs, which we attribute to acquiring new customers in a given year, divided by the number of customers who placed their first order in the relevant year. These costs accounted for approximately 78% of our total marketing expense in fiscal 2023 as we exclude public relations and creative production costs, as well as marketing expense attributable to retaining existing customers when evaluating CAC. We manage CAC methodically, continually using customer data to optimize our global customer acquisition strategy.

Starting in fiscal 2017, we introduced a proprietary marketing attribution system focused on customer journeys across media channels. We additionally began utilizing data analytics and algorithms to optimize our paid marketing efforts and bidding strategies to acquire customers whom we believe will deliver high lifetime values. Collectively, these efforts have resulted in historically declining and now stable CAC, despite a strong growth of our active customer base.

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

Net Sales per Active Customer

The fiscal 2016 cohort’s LTV has increased over time as a result of repeat purchases and increased spend by retained customers. This results in a 3.6 times payback of our original cost to acquire this customer, demonstrating our marketing efficiency and profitable model. The following chart illustrates the efficiency of our customer acquisitions, as well as the profitability associated with retaining customers.

To illustrate the recent effectiveness and consistency of our marketing efforts, the following chart compares the LTV to CAC ratio for the fiscal year 2016 customer cohort and their buying behavior over time. The relative consistency illustrates the repeatability of our model as we continue to grow.

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

The increasing share of our net sales from existing customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. We define cohort net sales retention as net sales attributable to a given customer cohort divided by the total net sales attributable to the same customer cohort from the prior fiscal year. We retained approximately 82% of net sales from prior year cohorts in fiscal 2023.

Additionally, in fiscal 2023 we retained greater than 100% of the net sales from 2021 cohorts and prior. This cohort behavior demonstrates our ability to not only retain customers, but to also increase active customers’ spend on our platform as our loyal customers place orders more frequently at increasing average order values.

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

Growth of Online Luxury

According to the 2022 Bain Study, the online penetration of luxury personal goods is expected to increase from 22% to 30% from 2021 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected. The global luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further reaching €530-570 billion by 2030, more than double its size in 2020, according to Bain & Company's Luxury Goods Worldwide Market Monitor (Spring 2023) (the "2023 Bain Study").

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

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

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new warehouse in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

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

Gross profit

Gross profit is equal to our net sales reduced by cost of sales, exclusive of depreciation and amortization. Gross profit as a percentage of our net sales is referred to as gross profit margin.

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

Marketing expenses

primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to increase over time as a percentage of net sales, but to stay stable as a percentage of GMV in the medium term.

Selling, general and administrative expenses

include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, Share-based compensation expenses as well as Other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow, we expect these expenses to slightly decrease as a percentage of net sales.

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

Finance income (cost), net

in fiscal 2022 and fiscal 2023 consist of our finance costs relate to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). As of June 30, 2023, we had unused available credit lines of €60 million from our Revolving Credit Facilities.

A.	Operating Results

For a discussion of (i) our results of operations, including selected segment information, for the year ended June 30, 2022, including a year-over-year comparison between fiscal 2022 and fiscal 2021, and (ii) our liquidity and capital resources for the years ended June 30, 2022 and June 30, 2021, please refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, “Item 5: Operating and financial review and prospects.”

Operating Results and Operating Metrics of the Group

The following table sets forth our results of operations for the periods presented. The period to period comparison of financial results is not necessarily indicative of future results.

	Fiscal year ended
(in € thousands)	June 30, 2021	June 30, 2022	June 30, 2023

Net sales	612,096	689,750	768,621
Cost of sales, exclusive of depreciation and amortization	(325,053)	(334,758)	(386,027)
Gross profit	287,043	354,992	382,594
Shipping and payment cost	(71,466)	(97,697)	(114,785)
Marketing expenses	(81,558)	(96,093)	(112,001)
Selling, general and administrative expenses	(157,151)	(148,172)	(147,691)
Depreciation and amortization	(8,232)	(9,088)	(11,653)
Other income (expense), net	(799)	892	(2,527)
Operating income (loss)	(32,162)	4,834	(6,063)
Finance income (costs), net	15,091	(998)	(2,460)
Income (loss) before income taxes	(17,070)	3,836	(8,523)
Income tax expense	(15,534)	(11,734)	(6,597)
Net loss	(32,604)	(7,898)	(15,120)

The following table sets forth each line item within the statement of profit as a percentage of net sales for each of the periods presented.

	Fiscal year ended
(in % of Net sales)	June 30, 2021	June 30, 2022	June 30, 2023

Net sales	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(53.1%)	(48.5%)	(50.2%)
Gross profit	46.9%	51.5%	49.8%
Shipping and payment cost	(11.7%)	(14.2%)	(14.9%)
Marketing expenses	(13.3%)	(13.9%)	(14.6%)
Selling, general and administrative expenses	(25.7%)	(21.5%)	(19.2%)
Depreciation and amortization	(1.3%)	(1.3%)	(1.5%)
Other income (expense), net	(0.1%)	0.1%	(0.3%)
Operating income (loss)	(5.3%)	0.7%	(0.8%)
Finance (expense) income, net	2.5%	(0.1%)	(0.3%)
Income (loss) before income taxes	(2.8%)	0.6%	(1.1%)
Income tax expense	(2.5%)	(1.7%)	(0.8%)
Net loss	(5.3%)	(1.1%)	(2.0%)

Comparison of the Years Ended June 30, 2022 and 2023

Net sales

(in € thousands)	Year Ended
	June 30, 2022	June 30, 2023	Change Absolute	Change in % / BPs

Net sales	689,750	768,621	78,871	11.4%
Gross Merchandise Value (GMV)	747,277	855,809	108,533	14.5%
Net sales percentage of GMV	92.3%	89.8%	—	(250 BPs)

Net sales increased from €689.8 million for the fiscal year ended June 30, 2022 to €768.6 million for the fiscal year ended June 30, 2023. The reason for the growth in net sales is primarily due to the fact that we were able to grow our active customers on the base of strong customer retention and with continuous efforts to win new customers and increase net sales per active customer. With this the focus has been on growing our top customer base and acquiring high potential customers. Nevertheless, the net sales growth for the fiscal year ended June 30, 2023 was also impacted by persistent inflation, uncertainties around interest rate increases, potential recession, economic growth and new uncertainties on the solidity of the financial sector in US and Europe which affected customer sentiment. The slower increase in net sales compared to our GMV growth is mostly due to the effect of brands transitioning from the wholesale model to the CPM. With this transition our reported net sales from these brands do not equal the GMV from these brands as before, but only the platform fee from these brands GMV. This effect is seen only in the first twelve months after a brand transitions from wholesale to CPM. Twelve months after a brand partner transitions from wholesale to CPM, net sales from the brand partner will again grow with the same rate as the GMV from the brand partner. The share of commission from CPM is below 10% of net sales.

Cost of sales, exclusive of depreciation and amortization

(in € thousands)	Year Ended
			Change	Change in
	June 30, 2022	June 30, 2023	Absolute	% / BPs

Cost of sales, exclusive of depreciation and amortization	(334,758)	(386,027)	(51,270)	15.3%
Percentage of Net sales	(48.5%)	(50.2%)	—	(170 BPs)
Percentage of GMV	(44.8%)	(45.1%)	—	(30 BPs)

Cost of sales, exclusive of depreciation and amortization for the fiscal year ended June 30, 2023 increased by €51.3 million, or 15.3%, compared to the fiscal year ended June 30, 2022. The increase during the periods presented resulted mostly from an increase in total orders shipped. For the last twelve months, our total orders shipped increased from 1.77 million to 2.01 million, or 14.0%. For fiscal year ended June 30, 2023, cost of sales, exclusive of depreciation and amortization as a percentage of net sales increased from 48.5% to 50.2% compared to the same period in 2022. Due to increased promotional activities of competitors, we had a lower full price share in relation to our sale share i.e. our share of products sold at full price was below our targeted level. For CPM, no cost of sales incurred given that the purchase price of the goods sold is borne by the brand partner.

Gross profit

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Gross profit	354,992	382,594	27,602	7.8%
Percentage of Net sales	51.5%	49.8%	—	(170 BPs)
Percentage of GMV	47.5%	44.7%	—	(280 BPs)

For the fiscal year ended June 30, 2023 gross profit was at €382.6 million, an increase of €27.6 million or 7.8% year-over-year. For that period the gross profit margin in relation to net sales decreased to 49.8% in the fiscal year ended June 30, 2023 compared to the previous fiscal year with 51.5%. The decrease in gross profit margin was driven by macroeconomic-headwinds and significant promotional activities by competitors clearing out excess inventories. As a consequence, our full price share was lower than expected and put pressure on our gross profit margin. This was offset by an increasing share of revenues from CPM. For CPM, no cost of sales incurred given that the purchase price of the goods sold is borne by the brand partner. Gross profit in relation to GMV decreased by 280 BPs, due to the above mentioned promotional headwinds in the market.

Shipping and payment costs

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Shipping and payment cost	(97,697)	(114,785)	(17,088)	17.5%
Percentage of Net sales	(14.2%)	(14.9%)	—	(70 BPs)
Percentage of GMV	(13.1%)	(13.4%)	—	(30 BPs)

Shipping and payment costs increased by €17.1 million, or 17.5%, from €97.7 million for the fiscal year ended June 30, 2022 to €115.1 million for the fiscal year ended June 30, 2023. The increase was primarily driven by an increase in total orders shipped and a higher share of international sales, partly offset by cost efficiencies and improvements in our payment provider structure and customs setup. The shipping and payment costs ratio in relation to net sales increased by 70 BPs as net sales growth was lower than GMV growth, due to a higher CPM revenue share. The shipping and payment cost ratio is driven by total orders shipped, which are reflected when comparing to GMV. The shipping and payment costs ratio increased by 30 BPs in relation to GMV. When brands switch to CPM only the commission fee is reported in the Net sales and not the price paid by the customer.

Marketing expenses

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Marketing expenses	(96,093)	(112,001)	(15,908)	16.6%
Percentage of Net sales	(13.9%)	(14.6%)	—	(70 BPs)
Percentage of GMV	(12.9%)	(13.1%)	—	(20 BPs)

Marketing expenses increased from €96.1 million for the fiscal year ended June 30, 2022 to €112.0 million for the fiscal year ended June 30, 2023.

The marketing cost ratio in relation to net sales increased by 70 BPs due to growth in marketing activities and a lower net sales growth compared to GMV. The marketing cost ratio in relation to GMV is stable at 13.1% compared to 12.9% in the previous years.

Selling, general and administrative expenses

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Selling, general and administrative expenses	(148,172)	(147,691)	481	(0.3)%
Percentage of Net sales	(21.5%)	(19.2)%	—	230 BPs
Percentage of GMV	(19.8%)	(17.3)%	—	250 BPs

The total selling, general and administrative (SG&A) expenses decreased by €0.5 million from €148.2 million in fiscal year ended June 30, 2022 to €147.7 million in fiscal year ended June 30, 2023. The Mytheresa Group recognized Share-based compensation expenses for the fiscal year ended June 30, 2023 of €30.0 million and €52.3 million for the prior period.

The SG&A cost ratio in relation to net sales decreased by 230 BPs and 250 BPs in relation to GMV compared to the previous period.

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Personnel expenses	(122,695)	(119,450)	3,245	(2.6%)
thereof fulfilment personnel expense	17,522	22,905	5,383	30.7%
Percentage of Net sales	(17.8%)	(15.5%)	—	230 BPs
Percentage of GMV	(16.4%)	(14.0%)	—	240 BPs

General and administrative expenses	(25,477)	(28,241)	(2,764)	10.8%
Percentage of Net sales	(3.7%)	(3.7%)	—	0 BPs
Percentage of GMV	(3.4%)	(3.3%)	—	10 BPs
Selling, general and administrative expenses	(148,172)	(147,691)	481	(0.3%)

Selling, general and administrative expenses consist of the following:

	Year Ended
			Change	Change
(in € thousands)	June 30, 2022	June 30, 2023	Absolute	in %

Personnel-related expenses	(122,695)	(119,450)	3,245	(2.6%)
Thereof contributions to defined contribution plans	(34)	(259)	(225)	661.8%
Rental and other facility-related expenses	(2,252)	(2,668)	(416)	18.5%
IT expenses	(7,647)	(8,911)	(1,264)	16.5%
Insurances, contributions and fees	(4,145)	(3,082)	1,063	(25.7%)
Travel Costs	(1,390)	(2,896)	(1,506)	108.4%
Other transaction-related, certain legal and other expenses (1)	(2,493)	(5,446)	(2,953)	118.4%
Consulting and other services	(4,342)	(920)	3,423	(78.8%)
Other	(3,208)	(4,319)	(1,111)	34.6%
Total Selling, general and administrative expenses	(148,172)	(147,691)	481	(0.3%)
(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(in € thousands)	Year Ended
	June 30,	June 30,	Change	Change
	2022	2023	Absolute	in % / BPs

Selling, general and administrative expenses	(148,172)	(147,691)	481	(0.3%)
Share-based compensation (1)	52,303	30,021	(22,282)	(42.6%)
Other transaction-related, certain legal and other expenses (2)	2,493	5,446	2,953	118.4%
Adjusted SG&A	(93,376)	(112,225)	(18,849)	20.2%
Percentage of Net sales	(13.5%)	(14.6%)	—	(110 BPs)
Percentage of GMV	(12.5%)	(13.1%)	—	(60 BPs)

(1)

Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see below.

(2)

Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

The following table sets forth the reconciliation of our former methodology for adjusting IPO related share-based compensation to our current methodology for adjusting share-based compensation.

	Year Ended
(in € thousands)	June 30, 2021	June 30, 2022	June 30, 2023

IPO related share-based compensation	71,889	49,918	27,599
Long-Term Incentive Plan (1)	—	1,860	2,051
Supervisory Board Members Plan (1)	184	524	342
Employee Share Purchase Program	—	—	28
Share-based compensation	72,073	52,303	30,021
(1)	Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income has changed. Prior to fiscal year 2023, MYT Netherlands Parent B.V. and its subsidiaries (“Mytheresa Group”) only adjusted for share-based compensation expenses connected to the IPO. As of fiscal year 2023 we also adjusted for share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. Therefore, starting with fiscal year 2023, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have been adjusted for all share-based compensation expenses to make the presentation consistent with common practice in the industry and comparable to Mytheresa Group peers. Therefore, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in current and prior periods presented have been changed to reflect this consistent presentation. We do not consider share-based compensation expenses to be indicative of our core operating performance.

Excluding the Share-based compensation expenses and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of net sales increased for the fiscal year ended June 30, 2023 from 13.5% to 14.5% compared to the prior year period, due to higher personnel expenses, travel expenses, energy costs and IT expenditures, in the periods.

The decrease in personnel expenses for the fiscal year ended June 30, 2023 is mainly driven by lower Share-based compensation expenses, partly offset by an increase in the number of FTE’s during the same comparative period. Overall, personnel expenses as a percentage of net sales decreased from 17.8% to 15.5% and for GMV decreased from 16.4% to 14% for the fiscal year ended June 30, 2023 compared to fiscal year ended June 30, 2022.

Excluding the Share-based compensation expenses, personnel-related expenses as a percentage of net sales increased by 140 BPs and 100 BPs for GMV compared to previous period. The cost increase was mainly driven by an increase in logistics personnel.

In addition to our efforts on attracting and retaining the best and high potential customers we are also being judicious with expense management. As a fast growth company with a relentless focus on delighting our customers, prudently capturing market share and fortifying our leadership position, we continue to invest in the quality of our personnel to sustain our medium and long-term growth strategy and we will make no compromise in the quality of our operative execution.

Other general and administrative expenses increased by €2.8 million, from €25.5 million during the fiscal year ended June 30, 2022 to €28.2 million during the fiscal year ended June 30, 2023, mainly due to higher travel expenses, energy costs and IT expenditures, in the period.

Depreciation and amortization

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Depreciation and amortization	(9,088)	(11,653)	(2,566)	28.2%
Percentage of Net sales	(1.3%)	(1.5%)	—	(20 BPs)
Percentage of GMV	(1.2%)	(1.4%)	—	(20 BPs)

Depreciation and amortization expenses, increased from €9.1 million for the fiscal year ended June 30, 2022 to €12.6 million for the fiscal year ended June 30, 2023, due to higher depreciation in right of use assets related to the new warehouse in Leipzig, Germany.

Finance income (costs), net

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Interest expenses on revolving credit facilities	(386)	(401)	(15)	3.9%
Interest expenses on leases	(612)	(2,417)	(1,805)	294.9%
Total Finance costs	(998)	(2,818)	(1,820)	182.3%

Other interest income	0	358	358	N/A
Total Finance income	0	358	358	N/A
Finance income (costs), net	(998)	(2,460)	(1,462)	146.4%
Percentage of Net sales	(0.1%)	(0.3%)	—	(20 BPs)
Percentage of GMV	(0.1%)	(0.3%)	—	(20 BPs)

Total interest and other expenses on our Revolving Credit Facilities was €0.4 million during the fiscal year ended June 30, 2022 and 2023, respectively.

Total interest expense on leases capitalized under IFRS 16 was €0.6 million and €2.4 million during the fiscal year ended June 30, 2022 and 2023. The increase is mainly related to the new warehouse in Leipzig, Germany.

Other interest income was €0.4 million during the fiscal year ended June 30, 2023.

Income tax expense

(in € thousands)	Year Ended
			Change	Change
	June 30, 2022	June 30, 2023	Absolute	in % / BPs

Income tax expense	(11,734)	(6,597)	5,137	(43.8%)
Percentage of Net sales	(1.7%)	(0.8%)	—	80 BPs
Percentage of GMV	(1.6%)	(0.7%)	—	80 BPs

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

Assets are not allocated to the different business segments for internal reporting purposes.

The following table shows our net sales and Segment EBITDA for the fiscal year ended June 30, 2021, 2022 and 2023, respectively, for each segment.

	Fiscal Year Ended
(in € thousands)	June 30, 2021	June 30, 2022	June 30, 2023

Online
Net Sales	602,871	674,484	753,918
Segment EBITDA	65,541	82,319	51,205

Retail Stores
Net Sales	9,225	15,266	14,704
Segment EBITDA	1,670	4,229	5,109

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group's net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2021		2022		2023
Germany	115,334	18.8%	128,616	18.6%	128,548	16.7%
United States	77,596	12.7%	108,748	15.8%	137,985	18.0%
Europe (excluding Germany) (1)	253,700	41.4%	276,110	40.0%	300,020	39.0%
Rest of the world (1)	165,466	27.0%	176,277	25.6%	202,069	26.3%
	612,096	100.0%	689,750	100.0%	768,621	100.0%
(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

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

We use the following metrics in addition to Segment EBITDA to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Fiscal Year Ended
				FY23 vs FY22
	June 30, 2021	June 30, 2022	June 30, 2023	Change in % / BPs
(in millions)
Gross Merchandise Value (GMV) (1)	€ 616.1	€ 747.3	€ 855.8	14.5%
Active customer (LTM in thousands) (2)	671	781	856	9.6%
Total orders shipped (LTM in thousands) (2)	1,505	1,765	2,012	14.0%
Average order value (LTM) (2)	595	626	654	4.5%
Net sales	€ 612.1	€ 689.8	€ 768.6	11.4%
Gross profit	€ 287.0	€ 355.0	€ 382.6	7.8%
Gross profit margin	46.9%	51.5%	49.8%	(170 BPs)
Operating Income (loss)	€ (32.2)	€ 4.8	€ (6.1)	(225.4%)
Operating Income (loss) margin	(5.3%)	0.7%	(0.8%)	(150 BPs)
Net loss	€ (32.6)	€ (7.9)	€ (15.1)	91.4%
Net loss margin	(5.3%)	(1.1%)	(2.0%)	(90 BPs)
Adjusted EBITDA(3)	€ 55.1	€ 68.7	€ 41.1	(40.3%)
Adjusted EBITDA margin(3)	9.0%	10.0%	5.3%	(470 BPs)
Adjusted Operating Income(3)	€ 46.9	€ 59.6	€ 29.4	(50.7%)
Adjusted Operating Income margin(3)	7.7%	8.6%	3.8%	(480 BPs)
Adjusted Net Income(3)	€ 32.3	€ 46.9	€ 20.3	(56.6%)
Adjusted Net Income margin(3)	5.3%	6.8%	2.6%	(420 BPs)
(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.
(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in the current and prior periods presented have been changed to reflect our updated methodology in adjusting for share-based compensation.

	Fiscal Year Ended
(in € thousands)	June 30, 2021	June 30, 2022	June 30, 2023

Net loss	(32,604)	(7,898)	(15,120)
Finance (income) expenses, net	(15,091)	998	2,460
Income tax expense	15,534	11,734	6,597
Depreciation and amortization	8,232	9,088	11,653
thereof depreciation of right-of use assets (1)	5,224	5,657	8,492
EBITDA	(23,928)	13,922	5,590
IPO preparation and transaction costs(2)	6,984	—	—
Other transaction-related, certain legal and other expenses (3)	—	2,493	5,446
Share-based compensation(4)	72,073	52,303	30,021
Adjusted EBITDA	55,128	68,718	41,057

Reconciliation to Adjusted EBITDA Margin
Net Sales	612,096	689,750	768,621
Adjusted EBITDA margin	9.0%	10.0%	5.3%

	Fiscal Year Ended
(in € thousands)	June 30, 2021	June 30, 2022	June 30, 2023

Operating Income (loss)	(32,163)	4,834	(6,063)
IPO preparation and transaction costs(2)	6,984	—	—
Other transaction-related, certain legal and other expenses(3)	—	2,493	5,446
Share-based compensation(4)	72,073	52,303	30,021
Adjusted Operating Income	46,893	59,630	29,403

Reconciliation to Adjusted Operating Income Margin
Net Sales	612,096	689,750	768,621
Adjusted Operating Income margin	7.7%	8.6%	3.8%

	Fiscal Year Ended
(in € thousands)	June 30, 2021	June 30, 2022	June 30, 2023

Net loss	(32,604)	(7,898)	(15,120)
IPO preparation and transaction costs(2)	6,984	—	—
Other transaction-related, certain legal and other expenses(3)	—	2,493	5,446
Share-based compensation(4)	72,073	52,303	30,021
Finance expense (income) on shareholder loans (5)	(16,224)	—	—
Income tax effect (6)	2,073	—	—
Adjusted Net Income	32,302	46,898	20,346

Reconciliation to Adjusted Net Income Margin
Net Sales	612,096	689,750	768,621
Adjusted Net Income margin	5.3%	6.8%	2.6%
(1)	Under IFRS 16, right of use assets are depreciated over their estimated useful life.
(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our initial public offering (“IPO”), which are classified within selling, general and administrative expenses.
(3)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(4)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see page 68.
(5)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.
(6)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

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

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Operating Income and Adjusted Operating Income margin

Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Net Income and Adjusted Net Income margin

Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude IPO preparation and transaction costs, finance expenses associated with our Shareholder Loans, Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income and their corresponding margins as a percentage of net sales are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted selling, general and administrative and Adjusted selling, general and administrative cost ratio

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted selling, general and administrative cost ratio is a non-IFRS measure which is calculated in relation to GMV.

B. Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new warehouse in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €60 million. We typically draw, if needed, on our Revolving Credit Facilities as a result of seasonal volatility in our business.

As of June 30, 2023, our cash and cash equivalents were €30.1 million. As of June 30, 2023, approximately 82% of our cash and cash equivalents were held in Germany, of which approximately 12% were denominated in U.S. Dollars. No other currency held in Germany accounted for more than 10% of our cash and cash equivalents. Approximately 18% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds.

During fiscal year 2023 and as of June 30, 2023, we were in compliance with all covenants for the Revolving Credit Facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the fiscal year ended June 30, 2021, 2022 and 2023:

	Year Ended June 30,
(in € thousands)	2021	2022	2023

Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	(16,622)	54,799	(55,050)
Net cash outflow from investing activities	(2,894)	(11,923)	(22,758)
Net cash (outflow) inflow from financing activities	86,927	(6,054)	(5,442)

Consolidated Cash Flow Fiscal 2023 and Fiscal 2022

Net cash (outflow) inflow from operating activities

During the fiscal year ended June 30, 2023, net cash flow from operating activities decreased by €109.9 million to a cash out flow of €55.1 million, as compared to a cash inflow of €54.8 million for the fiscal year ended June 30, 2022. The decrease of €109.9 million was caused primarily from a seasonal increase of €130.1 million in inventory resulting from an overall expansion of our business to support a forecasted increase in net sales and significant promotional activities by competitors and a decrease of €16.9 million from inventory sales to CPM brand partners in the prior year period. Other significant factors influencing the cash outflow from operating activities in the fiscal year ended June 30, 2023 compared to June 30, 2022 are the decrease of €65.6 million in other assets and trade and other receivables due to payments received from certain brand partners in FY23 for inventory purchased as a result of their transition to the CPM in FY22, as well as a decrease of €20.6 million in other liabilities mainly due to payment timing for CPM brand partners.

Net cash outflow from investing activities

Cash outflow in investing activities were €11.9 million and €22.8 million for the fiscal year ended June 30, 2022 and 2023, respectively. The increase in investing activities of €10.8 million for the fiscal year ended June 30, 2023 is mainly in connection with or new warehouse in Leipzig, Germany.

Net cash (outflow) inflow from financing activities

Net cash outflow for financing activities during the fiscal year ended June 30, 2022 was €6.1 million, as compared to €5.4 million for the fiscal year ended June 30, 2023, mainly due to increased interest paid, offset by lower lease payments and proceeds from exercise of options awards.

C. Research and Development, Patents and Licenses

The Mytheresa Group does not perform any research and development activities. There are also currently no intentions to do so.

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Please refer to Note 6 to our consolidated financial statements (“Critical accounting judgments and key estimates and assumptions”) for further details.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of the date of this Annual Report:

Name	Nationality	Gender	Age	Term Ends	Position
Michael Kliger	German	male	56	2024	Chief Executive Officer
Dr. Martin Beer	German	male	55	2024	Chief Financial Officer
Sebastian Dietzmann	German	male	49	2025	Chief Operating Officer
Gareth Locke	French	male	48	2025	Chief Growth Officer
Isabel May	German	female	48	2025	Chief Customer Experience Officer

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

Sebastian Dietzmann.   Mr. Dietzmann Sebastian Dietzmann has served as Chief Operating Officer since November 2020 and as a member of our Management Board since February 2021. He has served as Chief Operating Officer and Managing Director of each of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and Mytheresa Service GmbH since July 2015. He previously served as Senior Director & Head of eCommerce Services International at eBay Enterprise from August 2011 to June 2015. Prior to that, he served as Senior Director Business Management at GSI Commerce from January 2010 to July 2011. Prior that, he served as Vice President of Product Management and Distribution at product + concept GmbH from March 2005 to March 2008. He holds a Diplom-Kaufmann degree from the Berlin School of Economics and Law.

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

Isabel May.   Ms. May has served as Chief Customer Experience Officer & Managing Director since September 2019 and was appointed a member of our Management Board since February 2021. She joined Mytheresa in September 2015 as Director Customer Experience and Communications and has served as Chief Customer Experience Officer since January 2018 and became Managing Director of mytheresa.com GmbH as of September 2019. Prior to that, Ms. May served as Vice President of Strategy and Corporate Communications at D. Swarovski KG in Wattens, Austria from January 2013 to August 2015. Prior to that, Ms. May served as Managing Director and Partner of IBS Consultants GmbH from September 2009 to January 2013. Prior to that, Ms. May served as Partner of Brand Lab Consulting from July 2007 to August 2009. Prior to that, Ms. May had various positions in Marketing at ESCADA AG as well as Jet Set AG, Switzerland. Ms. May holds a Diplom-Kaufmann Degree from the Ludwig-Maxmilians-University.

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms as of (which expire on the date of the relevant year’s general meeting of shareholders) and their principal occupations outside of our Company:

Name	Gender	Age	Term Expires	Principal Occupation
Nora Aufreiter*	female	64	2025	Director, The Bank of Nova Scotia and The Kroger Company
David B. Kaplan	male	55	2024	Co-Founder, Director, Partner of Ares Management Corporation Co-Chairman and Chief Executive Officer of Ares Acquisition Corporation
Marjorie Lao*	female	49	2024	Director, Logitech SA and Sitecore Holding II A/S and on the Board of Commissioners of GoTo Group (Indonesia)
Cesare Ruggiero	male	46	2024	Managing Director, CPPIB, member of the Board of Informatica Inc. and of Ports of America
Susan Gail Saideman	female	61	2024	Director, Church & Dwight Co., Inc. and Prepac Manufacturing Ltd. serves on the advisory board of Endeavor.org and on the board of FIRST Washington
Michaela Tod*	female	53	2024	Director, member of the Supervisory Board of AUGA group and a member of the Supervisory board of Robert Walters PLC, interim CEO at Elvie
Sascha Zahnd*	male	48	2024

Director, member of the Board and Audit Committee of Logitech member of the Board and Nomination Committee of BernExpo, president and member of the Executive and Steering Committees of the Board of digitalswitzerland,

*	Independent Directors for purposes of the Dutch Corporate Governance Code

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Nora Aufreiter.   Ms. Aufreiter was appointed as member and chairperson of our Supervisory Board effective 1 July 2021. She currently serves on the Audit Committee and the Nominating, Governance and Compensation Committee. She is a former director and senior partner of McKinsey & Company, a global management consulting firm. Throughout her 27 year career at McKinsey, Ms. Aufreiter held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Retail practice, the Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in the U.S., Canada and internationally serving her clients in consumer facing industries including major retailers, financial institutions and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia where she is chair of the compensation committee and is a member of the governance committee. She is also a member of the Board of Directors of The Kroger Company where she is chair of the public responsibilities committee and a member of the financial policy committee. In addition, Ms. Aufreiter is on the board of a privately held company, Cadillac Fairview Property Trust, a subsidiary of Ontario Teachers Pension Plan. Ms. Aufreiter also serves on the boards of Unity Health Toronto, The Canadian Opera Company and is a member of the Dean’s Advisory Board for the Ivey Business School in Ontario, Canada. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. In June, 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at The University of Western Ontario.

David B. Kaplan.   Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation. He serves on the Ares Executive Management Committee, the Ares Board of Directors and multiple Ares Investment Committees including, among others, the Private Equity Group’s Ares Corporate Opportunities and Ares Special Opportunities Investment Committees. Additionally, Mr. Kaplan is the Co-Chairman and Chief Executive Officer of Ares Acquisition Corporation ("AAC") and Ares Acquisition Corporation II (“AACT”). Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of MYT Netherlands Parent B.V., the parent entity of Mytheresa GmbH. Mr. Kaplan also serves as a member of the board of directors of Number Holdings, Inc. and as the Chairman of the board of directors of the parent entity of Cooper's Hawk Winery & Restaurants. Mr. Kaplan's previous public company board experience includes Floor and Décor Holdings, Inc., Maidenform Brands, Inc., where he served as the company's Chairman, GNC Holdings, Inc., Dominick's Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as the Vice Chairman of the Board of Directors of Cedars-Sinai Medical Center, a non-profit hospital, and on the President's Advisory Group of the University of Michigan. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma, from the University of Michigan with a Bachelor of Business Administration degree, concentrating in Finance.

Marjorie Lao.   Marjorie Lao (1974) was appointed to our Supervisory Board in November 2020, and currently serves as Vice-Chairperson of the Board and Chairperson of the Audit Committee. Ms. Lao is the former Executive Vice President and Chief Financial Officer of the LEGO Group, a position she held from February 2017 to March 2020, after serving as Senior Vice President - Finance and Senior Vice President - Corporate Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President – Projects at Seadrill Limited during 2013. She served as the Senior Vice President - Finance and Chief Financial Officer at Tandberg ASA from 2006 to 2010, and as Vice President – Business Development and M&A in 2006. When Tandberg was acquired by Cisco Systems, Inc., Ms. Lao joined Cisco as Senior Director – Finance and Senior Director – Strategy and Business Analytics from 2010 to 2012. Previously, she held Finance and Strategy managerial positions at McKinsey & Company and Procter & Gamble Company in Asia. Ms. Lao currently serves on the Board of Directors of Logitech SA and Sitecore Holding II A/S, and on the Board of Commissioners of GoTo Group (Indonesia). She is also a member of the Harvard Business School European and Global Advisory Boards. Born in the Philippines, Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines, and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

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

Susan Gail Saideman.   Ms. Saideman was appointed to our Supervisory Board in November 2020 and currently serves on the Audit Committee and is Chairperson of the Nominations, Governance and Sustainability Committee. Ms. Saideman is the Chief Executive Officer and founder of Portage Bay Limited, LLC, which provides consulting and advisory services. Ms. Saideman founded Portage Bay Limited, LLC in September 2019 after serving as the General Manager for Amazon, Inc. (e-commerce) in Seattle from November 2013 to November 2016 and January 2019 to August 2019, and in London from November 2016 to December 2018. Prior to joining Amazon, Ms. Saideman held a series of General Management roles at Mars, Mikasa, Newell Rubbermaid and Campbell Soup. In these roles, she worked across channels that included retail stores, wholesale and ecommerce as well as geographies that included the United States, Canada, Europe, China, India, Japan and the Middle East. Ms. Saideman started her career in finance at Chase Manhattan and as a strategy consultant at Bain & Company before joining PepsiCo where she was promoted through increasingly responsible positions at Pepsi-Cola North America and KFC. Currently, Ms. Saideman is a board member of Church & Dwight since June 2019, She is the chairperson of the board of PrePac Manufacturing since October 2019, serves on the advisory board of Endeavor.org and serves on the board of FIRST Washington since September 2019. Previously, she was on the board of DevaCurl. She served on the board of Harvey Mudd College. Ms. Saideman holds an MBA from Harvard business School and a BA from Dartmouth College.

Michaela Tod.   Ms. Tod was appointed to our Supervisory Board in January 2021 and chairs the Compensation Committee since September 2022. Ms. Tod previously served as the co-Chief Executive Officer of ProSiebenSat1, a German broadcaster. Prior to this she spent 14 years at Dyson Technology Ltd, a premium electronics firm. At Dyson, she spent extensive time in East Asia and served as President of the Greater China region. Ms. Tod is a member of the Supervisory Board of AUGA Group AB and a member of the Supervisory board of Robert Walters PLC.  She also serves on the board of two unlisted companies, PGG, a gaming hardware aggregator and Elvie, a UK health and lifestyle company which develops smart technology for women, In July 2023, she stepped in to serve as interim CEO at Elvie for 6 months. Ms. Tod holds an M.A. in Business and Economics from Wirtschaftsuniversität Vienna, Austria.

Sascha Zahnd.   Mr. Zahnd has been a non-executive member of myTheresa.com board of directors since December 2020 and serves on myTheresa.com Audit Committee. Mr. Zahnd is the former Vice President Global Supply Chain from 2016 to 2019 and Vice President EMEA at Tesla Inc. from 2019 until end of 2020, an automotive and clean energy company. Prior to joining Tesla, Mr. Zahnd was the Vice President, Supply & Procurement at ETA S.A./The Swatch Group, a company designing and manufacturing watches and calibers for the watch industry, from 2010 to 2016. From 2001 to 2010, Mr. Zahnd held a series of management positions at IKEA, a multinational conglomerate that designs and sells furniture, appliances and home accessories among other goods and home services. Mr. Zahnd serves on the Board and Audit Committee of Logitech and serves on the Board and Nomination Committee of BernExpo. He also serves as president and a member of the Executive and Steering Committees of the Board of digitalswitzerland, an association and foundation of leading companies, organizations, academia and politics with the goal of establishing Switzerland as a leading global digital innovation hub. Mr. Zahnd is the former non-executive chairman and a member of the Audit Committee of Valora Holding AG, a Swiss retail holding company, a position he held 2022. Mr. Zahnd holds an Executive MBA degree from IMD Business School in Lausanne and a BA degree in Business Administration from University of Applied Sciences in Basel.

The Supervisory Board has established three committees: the Audit Committee, the Compensation Committee and the Nominations, Governance and Sustainability Committee. These committees assist the Supervisory Board in its decision-making and report their findings to the full Supervisory Board, which takes the final decision in all matters. Their tasks are laid down in the rules for procedure of the Supervisory Board, which is available on MYT Netherland’s website.

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

Changes to our Supervisory Board in fiscal 2023

Effective on 27 October 2022, Dennis Gies stepped down as member of the Supervisory Board. Also in October 2022, the Nominating, Governance and Compensation Committee was split into two separate committees: the Compensation Committee and the Nominations, Governance and Sustainability Committee were established by the Supervisory Board. Michaela Tod was appointed as Chairperson of the Compensation Committee effective September 2022 and Susan Saideman was appointed as the first Chairperson of the Nominations, Governance and Sustainability Committee effective October 2022. At all times, the composition of the Supervisory Board was such that the members were able to act critically and independently of one another as provided for under best practice provisions 2.1.7 to 2.1.9 of the Dutch Corporate Governance Code.

Activities of and evaluation by the Supervisory Board

The Supervisory Board provides oversight, evaluates progress and performance, maintains a sound and transparent system of checks and balances and advises the Management Board, when appropriate. It oversees the steps taken by the Management Board to formulate a sustainability and ESG strategy that is appropriate for MYT Netherlands. The focus is on long-term sustainable value creation to the best interest of all stakeholders of the company.

In fiscal year 2023, the Supervisory Board held thirteen meetings. All but three meetings had a (virtual) attendance of 100%, at three meetings (virtual) attendance was 85%. At the meetings standard items like financial and operational performance, governance and compliance and risks associated with operations, IR updates and reports from the committees were discussed. The budget for the upcoming year fiscal year 2024 was approved. The Supervisory Board discussed the company strategy, it received updates on the logistics infrastructure and on cyber security. The Supervisory Board discussed the Company strategy in February 2023 during an all-day meeting and the Strategy Plan and the strategy initiatives were approved by the Supervisory Board in February 2023. The amended and restated rules of procedure for the Supervisory Board were approved in February 2023. During fiscal year 23, two sustainability updates were presented to the Supervisory Board: one in September 2022 on the achievements of fiscal year 22 and to present the progresses and next steps of the ESG framework and the draft of the first ESG report, and the second in February 2023 to present the sustainability progress of the first months of the fiscal year.

The Supervisory Board approved a proposal for a new design of the long-term incentive plan and the remuneration policy based on the recommendation of the Compensation Committee. The proposals will be submitted to the general meeting in November 2023 for approval.  In June 2023, the Supervisory Board approved the short-term incentive plan (“STI”) for fiscal year 2024 and the long-term incentive plan “LTI”) for 2024- 2026. After each meeting, the Supervisory Board met without management present.

The Audit Committee held seven meetings all with a (virtual) attendance of nearly 100%. At the meetings regular items such as the interim review of the financial results, accounting, tax, risk management, legal and compliance, data protection and privacy, internal controls (SOX), treasury and insurance were discussed. In addition, there were in depth discussions about the design and operation of the internal control framework and risk management of MYT Netherlands, internal audit, cyber security and data protection. The Audit Committee approved services to be provided by the external auditor KPMG. The external auditor was present at five meetings. The Audit Committee met twice with the external auditor without management present. The Audit Committee discussed the Dutch statutory accounts for financial year 2022 in the presence of KPMG, the appointment of the external auditor and the quarterly financial statements and the earnings announcements. The Audit Committee recommended the MYTE internal audit charter for approval to the Supervisory Board and the Supervisory Board subsequently approved the MYTE internal audit charter in May 2023. The head of internal audit has direct access to the Audit Committee and reports periodically to the Audit Committee regarding the conformance of the Internal Audit Department’s activities under the Code of Ethics and the International Standards for Professional Practice of Internal Auditing. The head of internal audit reports functionally to the Management Board and the Audit Committee and administratively to the CFO and also has direct access to the Audit Committee, the Chairperson of the Audit Committee and the external auditor. The Audit Committee approved the internal audit plan for fiscal years 2023 – 2024 in October 2022 which was subsequently submitted to the Supervisory Board for its approval.

The Compensation Committee met in September, October and December 2022 and in February and May 2023. The Compensation Committee engaged Korn Ferry to provide support in reviewing the market competitiveness of the remuneration levels of the management team and the supervisory directors as well as the retention power of the outstanding long-term incentive plans. Korn Ferry performed a remuneration level benchmark regarding management team positions and supervisory board positions. A design for a new long-term incentive plan was developed which was recommended for approval to the Supervisory Board. A proposal for the amendment and restatement of the remuneration policy was recommended to the Supervisory Board for approval.

The Supervisory Board considers the evaluation of the boards, its committees and its members to be an important aspect of corporate governance. The Supervisory Board undertakes an annual evaluation of its own effectiveness and performance, of its Committees and individual members and of the Management Board and its individual members. In May 2023, the evaluation process was conducted internally and supported by the company secretary. Using questionnaires completed by all directors, the key areas which were explored included: board composition and functioning, access to and relationship with management, board expertise and dynamics, talent and succession planning, the Supervisory Board’s key areas of supervision in relation to strategy development, setting and monitoring the Company’s culture and values, financial performance, market developments, ESG topics, diversity and inclusion and risk and governance. The review also covered the performance of the Committees and their effectiveness in achieving objectives and fulfilling their terms of reference. The results of the board evaluation were discussed in the Nominating, Governance and Sustainability Committee and subsequently presented to the Supervisory Board and the Management Board. The outcome of the evaluation confirmed that the Management Board, the Supervisory Board and the Committees continue to operate effectively, and that all of our directors continue to demonstrate commitment to their role.

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

B. Compensation

Management Board Members

The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended June 30, 2023 was in total combined €26,077 thousand (previous year: €43,716 thousand). See note 26 in the Notes in the Consolidated Financial Statements for further details.

Our management board held the following shares and/or options (both vested and unvested) as of June 30, 2023:

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI) and decides whether it will be offered to the employees. As of July 1, 2021 and July 1, 2022 the LTI consisted of restricted share units (“RSUs”), with time and performance obligations and were granted to certain key management members. Mytheresa Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

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

In connection with a Rule 10b5-1 plan, established in December 2021, certain members of our Management Board exercised 186,073 (2022: 71,086) Options of the Company’s ADSs on the open market during the fiscal year ended June 30, 2023 at a weighted average exercise price per ADS of $5.79.

Restoration Grant

Under this share-based payment program, phantom shares were granted to the management board members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time for no consideration but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,597,751 phantom shares were granted to the management board members.

ii)	Annual Plans

Long-Term Incentive Plan

As of July 1, 2021, 92,055 restricted share units (“RSUs”) were granted to our management board. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

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

As of July 1, 2022, 294,424 restricted share units ("RSUs") were granted to our management board. Each restricted share unit ("RSU") represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 103,048 RSUs; "time-vesting RSUs" will be subject to a time-based vesting and 191,376 RSUs; "non-market performance RSUs" will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Management Board Members Long-Term Incentive Plan

Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs
Date of first grant	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022
Number granted	32,219	59,836	103,048	191,376
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

Supervisory Board Members

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended June 30, 2023 was in total combined €773 thousand (previous year: €1,162 thousand).

iii)	Annual Plans

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

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022, four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

As of July 1, 2022, one Supervisory Board Member has been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price on the grant date.

As of May 8, 2023, 67,264 restricted share units (“RSUs”) were granted to four Supervisory Board Members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan

Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022	May 8, 2023
Number granted	15,384	7,393	22,880	11,467	67,264
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares vested in full on February 8, 2023.	The restricted shares vested in full on June 30, 2023	The restricted share Units are scheduled to vest in full on May 8, 2024

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

Effective for the financial year 2023, the LTI consist of a combination of performance-vesting equity awards and time-vesting equity awards, in each case, which represents the right to receive ADSs following satisfaction of the applicable vesting criteria, for members of the Management Board and the senior management group.

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

The Supervisory Board is authorized to make certain resolutions by the Management Board subject to its prior written consent. In addition to our Articles of Association, the Supervisory Board has determined that certain matters will require its prior written consent as set forth in the rules of procedure of the Management Board subject to such thresholds as the Supervisory Board may set by resolution from time to time (unless approved in the business plan or annual budget of the company for the relevant year or if it is part of the ordinary course of business of MYT Netherlands), including, among other matters:

●entering into new lines of business or discontinuing existing lines of business;

●entering into certain large transactions;
●offering and issuing shares and other securities of MYT Netherlands;
●participations, permanent establishments or joint ventures;
●incurring or guaranteeing certain indebtedness;
●hiring, dismissal or modification of employment agreements of executive employees, if the annual gross salary exceeds a certain amount;
●the approval of our budget, including our investment budget, personnel budget as well as our related financing plan;
●any related party transactions;
●the commissioning of external consultants for which the consideration payable to the consultant exceeds such threshold as the Supervisory Board may set by resolution from time to time;
●concluding or amending certain land leases or rental agreements;
●concluding, terminating or amending agreements concerning financial derivative transactions;
●creating, terminating or amending employee incentive compensation programs and equity-based compensation plans; and
●acquiring treasury shares in return for valuable consideration.

The Supervisory Board may designate further types of actions requiring its approval. The Supervisory Board may decide by resolution from time to time that certain actions referred to above will only require its approval if the monetary amount involved exceeds a certain value that has been determined by the Supervisory Board and reported to the Management Board in writing.

Supervisory Board Committees

The Supervisory Board has established three committees: the Audit Committee, the Compensation Committee and the Nominations, Governance and Sustainability Committee. These committees assist the Supervisory Board in its decision-making and report their findings to the full Supervisory Board, which takes the final decision in all matters. Their tasks are laid down in the rules for procedure of the Supervisory Board, which is available on MYT Netherland’s website.

Name of Committee	Current Members
Audit Committee	Marjorie Lao (Chairperson)
Nora Aufreiter
Susan Gail Saideman
Sascha Zahnd
Compensation Committee	Michaela Tod (Chairperson)
David B. Kaplan
Cesare J. Ruggiero
Nora Aufreiter
Nominations, Governance and Sustainability Committee	Susan Saideman (Chairperson)
David B. Kaplan
Cesare J. Ruggiero
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

Compensation Committee

Our Compensation Committee is comprised of four persons, one of whom is the chair.  As set forth in the charter of the Compensation Committee included in the rules of procedure of the Supervisory Board, the committee’s duties and responsibilities to carry out its purpose include, among others:

●	making recommendations regarding the remuneration policy for both the Management Board and the Supervisory Board and monitoring its compliance;
●	considering all aspects of compensation and employment terms for the Management Board, making recommendations to and preparing decisions of the Supervisory Board, discussing the terms of new service agreements for the members of the Management Board and amendments to existing agreements, including compensation guidelines, incentive programs, strategy and framework;
●	commissioning, when appropriate, an independent review of the compensation guidelines and the compensation packages paid to the members of the Management Board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;
●	presenting an evaluation of the Management Board’s performance and making a recommendation to the Supervisory Board regarding the employment terms and compensation of the Management Board;
●	assisting the Supervisory Board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the Dutch Corporate Governance Code and the listing rules of any relevant security exchange upon which ADSs are listed concerning the disclosure of information about compensation for the Management Board and other senior executives;
●	reviewing and recommending any severance or similar termination payments proposed to be made to any current or former member of the Management Board;
●	administering the MYT Netherlands’s incentive compensation plans and equity compensation plans; and
●	making recommendations to the Supervisory Board with respect to the incentive compensation plans and equity-based compensation plans of MYT Netherlands and discussing and determining amendments to existing plans or the establishment of new management and employee compensation plans.

Nominations, Governance and Sustainability Committee

Our Nominations, Governance and Sustainability Committee is comprised of four persons, one of whom is the chair. As set forth in the charter of the Nominations, Governance and Sustainability Committee included in the rules of procedure of the Supervisory Board, the committee’s duties and responsibilities to carry out its purpose include, among others:

●	keeping under review the size and composition (including the skills, experience, independence, knowledge, diversity and length of service) of the Management Board and the Supervisory Board and making recommendations to the Supervisory Board with regard to any changes that are deemed necessary;
●	keeping under review the talent development senior executives of MYT Netherlands in view of appropriate succession planning taking into account the balance in the requisite expertise, experience and diversity;
●	preparing and updating the Supervisory Board profile;
●	drafting the selection criteria and appointment procedures for the recruitment of new managing directors and supervisory directors taking into account the specific requirements as included in the Articles of Association of MYT Netherlands;

●	making proposals for appointment and reappointment of suitable Management Board candidates and Supervisory Board candidates to be presented to the general meeting;
●	recommending supervisory directors to serve on the Committees of the Supervisory Board, giving consideration to the criteria for service on each committee as set out in the Charter for such committees;
●	recommending supervisory directors to serve as the chairperson of the Committees of the Supervisory Board;
●	reviewing and discussing sustainability and Environmental, Social, and Governance (ESG) strategy of MYT Netherlands;
●	overseeing the corporate governance structure of the MYT Netherlands and developing, recommending to the Supervisory Board and monitoring compliance with the Dutch Corporate Governance Code and any other applicable corporate governance policies and regulations;
●	if delegated to it, overseeing the annual evaluation of the Supervisory Board and reporting on its performance and effectiveness;
●	establishing, monitoring and recommending the purpose, structure and duties of the Committees of the Supervisory Board, the qualifications and criteria for membership on each Committee of the Supervisory Board and, as circumstances dictate, making any recommendations regarding periodic rotation of supervisory directors among the committees; and
●	reviewing and evaluating the performance of the Nominations, Governance and Sustainability Committee and its members.

D. Employees

As of June 30, 2023, we had a total of 1,432.2 FTEs, who are primarily employed in Germany. The number of FTEs has increased from 1,196.7 as of June 30, 2022 and 978.9 as of June 30, 2021. We employ temporary personnel to supplement our workforce as business needs arise. We have a broad and diverse team, which was 57 % female at the leadership functions and 63 % female in total with more than 93 different nationalities represented as of June 30, 2023. Working together we strive to exceed our customers’ expectations with a passion for innovation. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

The following table provides a breakdown of our FTEs by department:

	As of	As of	As of
	June 30, 2021	June 30, 2022	June 30, 2023
Department:
Creative, Customer Experience and Public Relations	157.4	200.3	233.7
Performance Marketing, CRM and Business Development	64.3	68.8	79.3
Buying, Merchandising & Planning	73.3	89	108.4
Finance, Human Resources & Management	95.7	131.4	145.2
IT & Shop Management	92.1	96.7	131.4
Customer Service, Fulfillment & Logistics	460.2	573	694.6
Retail Stores	35.7	37.4	39.7
Total	978.9	1,196.7	1,432.2

	As of	As of	As of
	June 30, 2021	June 30, 2022	June 30, 2023
Geography:
Germany	883.9	1,074.80	1,245.80
Italy	18.8	23	32
United Kingdom	21	21	32.6
Spain	48.2	58.4	82.8
United States of America	7	19.5	26
China	—	—	12
Hong Kong	—	—	1
Total	978.9	1,196.7	1,432.2

E. Share Ownership

See “Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see “Item 6: Directors, senior management and employees - B. Compensation”.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable

Item 7: Major shareholders and related party transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of June 30, 2023, by:

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

The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of June 30, 2023 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.

The following table is presented as of June 30, 2023. See “Item 4: Information on the company - C. Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is Einsteinring 9, 85609 Aschheim/Munich, Germany.

Name of Beneficial Owner	Number	Percent
MYT Holding LLC	66,381,495	76.9%
Members of our Supervisory Board	45,657	*
Dennis Thatcher Gies	*	*
David B. Kaplan	—	*
Marjorie Lao	*	*
Cesare Ruggiero	—	*
Susan Gail Saideman	*	*
Michaela Tod	*	*
Sascha Zahnd	*	*
Nora Aufreiter
Members of our Management Board	1,854,910	2.1%
Michael Kliger	1,228,974	1.4%
Dr. Martin Beer	*	*
Sebastian Dietzmann	*	*
Gareth Locke	*	*
Isabel May	*	*
All members of our Supervisory Board and Management Board as a group	1,900,567	2.2%
*	Indicates beneficial ownership of less than 1% of the total outstanding ADSs.

Change in Control Arrangements

Not applicable.

B. Related Party Transactions

Ordinary Course Transactions with Related Persons

As of June 30, 2023, Mytheresa Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €213 thousand. Further, Mytheresa Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €838 thousand. These balances resulted from various intercompany charges incurred before July 2020.

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

We are an operating holding company with no external revenue generating activities of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

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

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this annual report. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

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

Under a newly introduced German law (section 45b para. 9 of the German Income Tax Code (Einkommensteuergesetz)), German domestic listed companies in the future are obliged to collect information about the identity of their shareholders (in accordance with section 67d German Stock Corporation Act (Aktiengesetz)) at the time of a resolution about a profit distribution. This information must be electronically forwarded to the German Federal Central Tax Office (Bundeszentralamt für Steuern). The new rule shall be applicable from 1 January 2025. As this law is newly introduced and there is not yet any guidance by the German tax authorities available regarding its implementation, it cannot be finally assessed whether the new law would apply to MYT Netherlands.

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

Shareholders may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €1,000 for an individual or €2,000 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

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

Abolishment of Solidarity Surcharge

The solidarity surcharge was partially abolished as of the assessment period 2021 for certain taxpayers. It is, however, currently not envisaged to abolish the solidarity surcharge with respect to withholding taxes on dividends or interest.

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

Taxes on income and capital gains

Netherlands Resident Individuals

If a holder of ADSs is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2022 and 2023), if:

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs, the ADSs are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). In 2022, such holder will in principle be taxed annually on a deemed income that is calculated based on a variable return between 1.818% and 5.53% (depending upon the amount of such holder’s net investment assets for the year) of his or her net investment assets for the year at an income tax rate of 31%. For 2023, the deemed income is calculated based on a return of 6.17%, on assets other than bank savings and cash. The 6.17% is a preliminary rate, a final rate will be determined by the Dutch government in early 2024. The 2023 income tax rate is 32%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ADSs are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ADSs held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 25.8% in 2022 and 2023 (a corporate income tax rate of 15% applies with respect to taxable profits up to €395,000 in 2022 and 19% with respect to taxable profits up to €200,000 in 2023).

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

U.S. Taxation

Material U.S. Federal Income Tax Consideration for U.S. Holders

Subject to the limitations and qualifications stated herein, this section describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of ADSs. This summary is not a comprehensive description of all U.S. tax considerations that may be relevant to a particular person’s decision to acquire ADSs. This summary applies only to U.S. holders that acquired ADSs for cash and hold the ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including non-U.S., state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income, or the alternative minimum tax. This summary does not describe all the tax consequences that may be relevant to any particular investor or to any special class of holder, including:

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

This discussion is based on the tax laws of the United States as in effect on the date of this report, including the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this offering, the Treaty, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this summary are not binding on the IRS or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. In addition, this discussion is based in part upon the representations of the depositary in the deposit agreement and the assumption that each obligation in the deposit agreement and any related agreement are being performed in accordance with its terms. See “Item 12.D - American Depositary Shares” and the form of deposit agreement incorporated by reference as Exhibit 2.1 to this report.

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

Dividends and Other Distributions on ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of ADSs, will be treated as a dividend that is subject to U.S. federal income taxation. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holders’ basis in the ADSs and any additional amounts thereafter will be treated as capital gain from the sale or exchange of the ADSs (see “—Sale or Other Taxable Disposition of ADSs” below). MYT Netherlands may not maintain calculations of its earnings and profits under U.S. federal income tax principles and, in such case, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The depositary will be in constructive receipt of the dividend when the dividend is made unqualifiedly subject to the demand of the depositary. Dividends generally will not be eligible for the “dividends received deduction” allowed to U.S. corporations with respect to dividends received from other corporations.

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

Certain distributions on the ADSs may be subject to German withholding tax, as discussed in “—German Taxation” above and the risk factor “If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its ADSs in both Germany and the Netherlands.” above. For U.S. federal income tax purposes, U.S. holders will be treated as having received the amount of any German taxes withheld with respect to any such distribution and, as a result, the amount of dividend income a U.S. holder is required to include in gross income for U.S. federal income tax purposes with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by such U.S. holder with respect to the payment. Subject to certain limitations (some of which vary depending upon the U.S. holder’s circumstances), any such German tax withheld and paid over to Germany will generally be creditable or deductible against your U.S. federal income tax liability. However, under recently finalized U.S. Treasury regulations, it is possible that such withholding tax will not be creditable unless the U.S. holder is eligible to claim the benefits of the Treaty and elects to apply the Treaty. Special rules also apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability. See “—German Taxation—German Taxation of Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries,” above, for the procedures for obtaining a tax refund in Germany. The rules governing the treatment of foreign taxes and foreign tax credits for U.S. federal income tax purposes are complex, and U.S. holders should consult their tax advisors about the impact of these rules in their particular situations.

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

Passive Foreign Investment Company Rules

MYT Netherlands will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce “passive income” or are held for the production of passive income. Subject to various exceptions, passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether MYT Netherlands is a PFIC, it will be treated as owning its proportionate share of the assets, and earning its proportionate share of the income, of any other corporation in which it owns, directly or indirectly, 25%or more (by value) of the stock.

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

If MYT Netherlands were considered a PFIC at any time that a U.S. holder holds ADSs (assuming such U.S. holder has not made a timely mark-to-market election, as described below), any gain recognized by the U.S. holder on a sale or other disposition (including certain pledges) of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. holder, would be allocated ratably over the U.S. holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax (without reduction for losses) at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. For purposes of these rules, “excess distributions” for a taxable year are the amount by which any distributions received by a U.S. holder on ADSs in that taxable year exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three-years or the U.S. holder’s holding period, whichever is shorter.

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

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 94% of our purchases are denominated in Euros and approximately 87% of our employees are located in Germany or other Eurozone countries.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A.    Disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design of our disclosure controls and procedures as of June 30, 2023. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2023, the design of our disclosure controls and procedures were effective to accomplish their objectives.

B.     Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of June 30, 2023, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.

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

D.     Changes in internal control over financial reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) have acted as our principal accountants for the years ended June 31, 2022 and 2023. The following table summarizes the charge for professional fees rendered in those periods:

	Year ended June 30,
	2022	2023
	€ thousands	€ thousands

Audit Fees	929	961
	929	961

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

Corporate Governance Compliance

The Company acknowledges the importance of good corporate governance and seeks to consistently enhance and improve corporate governance performance, emphasizing transparency and a sustainable culture of long-term value creation. MYT Netherlands has implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchange in New York. The Management Board and the Supervisory Board support the principles and provisions of corporate governance contained the Dutch Corporate Governance Code 2022 (the Dutch Code), with due regard for the recommendations of the Monitoring Committee in its annual reports and subject to certain exceptions as explained below. The Dutch Code contains principles and best practice provisions that regulate relations between the Management Board, the Supervisory Board and the general meeting. Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their statutory annual reports, filed in the Netherlands whether or not they apply the provisions of the Dutch Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate from such provisions (for example, because of a conflicting NYSE requirement). The Company does not comply with all best practices of the Dutch Code in order to follow market governance practices pursuant to the NYSE and US securities laws for companies listed in the United States.

The following recommendations of the Dutch Code are not fully applied for reasons explained below:

Best practice provision 1.1.3 Report on the role of the supervisory board in sustainable long term value creation

For purposes of consistency with our US annual report, the Dutch statutory annual report does not include a separate report of the Supervisory Board. The reporting by the Supervisory Board is included in the Dutch annual report.

Best practice provision 1.2.1 Risk assessment and risk appetite, best practice provision 1.2.3 Monitoring of design and operation of internal risk management and control systems, best practice provision 1.4.3 Statement by the management board on risk management and internal control

As MYT Netherlands qualifies as an emerging growth company as defined in Section 2(a)(19) of the US Securities Act, it is permitted to choose to follow disclosure requirements that are scaled for newly public companies under Sarbanes-Oxley Act Section 404(b).

Best practice provision 2.1.7 and 2.1.8 of the Dutch Code: Independence of Supervisory Board members

Three out of the seven Supervisory Board members at the end of the financial year, being Ms Saideman (member of the Board of our majority shareholder MYT Holding LLC), Mr. Ruggiero (CPPIB) and Mr. Kaplan (Ares) are not considered independent in accordance with the Dutch Corporate Governance Code as they are representatives of CPPIB and Ares being respective shareholders of MYT Holding. Although Ms. Saideman is an independent director of MYT Holding LLC and is not affiliated with any shareholder of MYT Holding, she is not considered independent in accordance with the Dutch Corporate Governance Code due to such board membership. Ms. Saideman and Messrs. Ruggiero and Kaplan are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

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

Best practice provision 2.3.4 of the Dutch Code: Composition of the Committees

The Compensation Committee consists of four supervisory directors, two of whom are not considered to be independent under the Dutch Code. Mr. Ruggiero, an affiliate of CPPIB (one of the shareholders of MYT Holding), is a member of the Compensation Committee. Mr. Kaplan, an affiliate of Ares (one of the shareholders of MYT Holding), is a member of the Compensation Committee. Messrs. Ruggiero and Kaplan are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having both directors on the Compensation Committee would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Compensation Committee.

The Audit Committee consists of four supervisory directors, one of whom is not considered to be independent under the Dutch Code. Ms. Saideman is a member of the Board of MYT Holding and is a member of the Audit Committee. Ms. Saideman is considered to be independent under the SEC and NYSE rules for service on the Audit Committee. The Supervisory Board deemed Ms. Saideman as most suitable for her role in the Audit Committee given her professional experience supervising auditing and financial reporting matters.

Best practice provision 3.3.2: Remuneration of the Supervisory Board members

As the Company is listed on the NYSE, the Company also follows certain common U.S. governance practices, among others the customary practice of global companies listed on NYSE to remunerate Supervisory Board members partly with share grants. The members of the Supervisory Board will be granted restricted share unit awards, in the form of ADSs that will vest in their entirety after a full year of serving on the Supervisory Board by the respective members of the Supervisory Board. The restricted share awards are intended to align the interests of the members of the Supervisory Board with those of the public shareholders.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements as required under this Item 18 are attached hereto starting on page F-1 of this report.

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporated by Reference
Exhibit No.	Description of Exhibit	Form & Filing Date	No.	File Number	Provided Herewith
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant.	F-1/A 01/12/2021	3.1	333-251765
1.2	Rules of Procedure of the Supervisory Board of the Registrant.	F-1/A 01/12/2021	3.2	333-251765
1.3	Rules of Procedure of the Management Board of the Registrant.	F-1/A 01/12/2021	3.3	333-251765
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder.	F-1/A 01/12/2021	4.1	333-251765
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).	F-1/A 01/12/2021	4.2	333-251765
4.1	MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan.	F-1/A 01/12/2021	10.1	333-251765
4.2	Form of Restoration Grant Award Agreement	20-F 10/15/2021	4.2	001-39880
4.3	Form of Alignment Grant Award Agreement	20-F 10/15/2021	4.3	001-39880
4.4	Form of Restricted Stock Award Agreement	20-F 10/15/2021	4.4	001-39880
4.5	Form of Restricted Stock Unit Award Agreement				X
4.6	Form of Restricted Stock Unit/Performance Stock Unit Award Agreement				X
4.7	Form of Share Option Award Agreement				X
4.8	MYT Netherlands Parent B.V. Employee Stock Purchase Plan	S-8 05/26/2023	4.2	333-272241
8.1	List of Subsidiaries				X
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.				X
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document				X
101.SCH	Inline XBRL Taxonomy Extension Schema				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Michael Kliger
Name: Michael Kliger
Title: Chief Executive Officer

Date: September 14, 2023.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MYT NETHERLANDS PARENT B.V. – CONSOLIDATED FINANICAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board
MYT Netherlands Parent B.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MYT Netherlands Parent B.V. and subsidiaries (the Company) as of June 30, 2023 and 2022, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Munich, Germany
September 14, 2023

MYT Netherlands Parent B.V.

Consolidated Statements of Profit or Loss and Comprehensive Income

		Year Ended June 30,
(in € thousands, except share and per share data)	Note	2021	2022	2023
Net sales	8	612,096	689,750	768,621
Cost of sales, exclusive of depreciation and amortization		(325,053)	(334,758)	(386,027)
Gross profit		287,043	354,992	382,594
Shipping and payment cost		(71,466)	(97,697)	(114,785)
Marketing expenses		(81,558)	(96,093)	(112,001)
Selling, general and administrative expenses	9	(157,151)	(148,172)	(147,691)
Depreciation and amortization	14,15,16	(8,232)	(9,088)	(11,653)
Other income (loss), net	10	(799)	892	(2,527)
Operating income (loss)		(32,162)	4,834	(6,063)
Finance income		22,416	0	358
Finance costs		(7,325)	(998)	(2,818)
Finance income (costs), net	11	15,091	(998)	(2,460)
Income before income taxes		(17,070)	3,836	(8,523)
Income tax expense	12	(15,534)	(11,734)	(6,597)
Net loss		(32,604)	(7,898)	(15,120)
Foreign currency translation		—	(74)	(19)
Other comprehensive loss		—	(74)	(19)
Comprehensive loss		(32,604)	(7,972)	(15,139)
Basic and diluted earnings per share	13	€(0.42)	€(0.09)	€(0.17)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)		77.4	86.3	86.6
(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 27.

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Financial Position

(in € thousands)	Note	June 30, 2022	June 30, 2023
Assets
Non-current assets
Intangible assets and goodwill	14	155,223	155,283
Property and equipment	15	17,691	37,227
Right-of-use assets	16	21,677	54,797
Deferred tax assets	25	6,090	59
Other non-current assets	19	294	6,573
Total non-current assets		200,975	253,939
Current assets
Inventories	17	230,144	360,262
Trade and other receivables	18	8,276	7,521
Other assets	19	61,874	42,113
Cash and cash equivalents		113,507	30,136
Total current assets		413,801	440,031
Total assets		614,776	693,971

Shareholders’ equity and liabilities
Subscribed capital	20	1	1
Capital reserve	20	498,872	529,775
Accumulated Deficit		(68,734)	(83,855)
Accumulated other comprehensive income		1,528	1,509
Total shareholders’ equity		431,667	447,430

Non-current liabilities
Provisions	23	758	2,646
Lease liabilities	16,28	16,817	49,518
Deferred income tax liabilities	25	3,661	726
Total non-current liabilities		21,237	52,889
Current liabilities
Tax liabilities	22	25,892	24,073
Lease liabilities	16,28	5,189	8,155
Contract liabilities	8	10,746	11,414
Trade and other payables		45,156	71,085
Other liabilities	24	74,889	78,924
Total current liabilities		161,872	193,652
Total liabilities		183,109	246,541
Total shareholders’ equity and liabilities		614,776	693,971

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Changes in Equity

					Foreign
					currency	Total
		Subscribed	Capital	Accumulated	translation	shareholders’
(in € thousands)	Note	capital	reserve	deficit	reserve	equity

Balance as of July 1, 2020		1	91,008	(28,234)	1,602	64,377
Net loss		—	—	(32,604)	—	(32,604)
Other comprehensive income		—	—	—	—	—
Comprehensive loss		—	—	(32,604)	—	(32,604)
Capital increase - initial public offering	20	—	283,224	—	—	283,224
IPO related transaction costs	20	—	(4,550)	—	—	(4,550)
Share-based compensation	27	—	75,270	—	—	75,270
Balance as of June 30, 2021		1	444,951	(60,837)	1,602	385,718

Balance as of July 1, 2021		1	444,951	(60,837)	1,602	385,718
Net loss		—	—	(7,898)	—	(7,898)
Other comprehensive loss		—	—	—	(74)	(74)
Comprehensive loss		—	—	(7,898)	(74)	(7,972)
IPO related transaction costs	20	—	1,249	—	—	1,249
Share options exercised	27	—	369	—	—	369
Share-based compensation	27	—	52,303	—	—	52,303
Balance as of June 30, 2022		1	498,872	(68,734)	1,528	431,667

Balance as of July 1, 2022		1	498,872	(68,734)	1,528	431,667
Net loss		—	—	(15,120)	—	(15,120)
Other comprehensive loss		—	—	—	(19)	(19)
Comprehensive loss		—	—	(15,120)	(19)	(15,139)
Share options exercised	27	—	1,077	—	—	1,077
Share-based compensation	27	—	29,825	—	—	29,825
Balance as of June 30, 2023		1	529,775	(83,855)	1,509	447,430

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Cash Flows

		Year ended June 30,
(in € thousands)	Note	2021	2022	2023

Net loss		(32,604)	(7,898)	(15,120)
Adjustments for
Depreciation and amortization	14,15,16	8,232	9,088	11,653
Finance (income) costs, net	11	(15,091)	998	2,460
Share-based compensation	27	75,270	52,303	29,963
Income tax expense	12	15,534	11,734	6,597
Change in operating assets and liabilities
(Increase) decrease in inventories	17	(77,922)	16,910	(130,118)
(Increase) decrease in trade and other receivables		(215)	(3,246)	755
Decrease (increase) in other assets	19	4,281	(47,501)	14,077
(Decrease) increase in other liabilities	24	(1,809)	24,665	4,047
Increase (decrease) in contract liabilities		4,217	(229)	669
Increase (decrease) in trade and other payables		7,400	1,598	25,886
Income taxes paid		(3,915)	(3,623)	(5,918)
Net cash provided by (used in) operating activities		(16,622)	54,799	(55,050)
Expenditure for property and equipment and intangible assets		(2,934)	(11,923)	(22,760)
Proceeds from sale of property and equipment		40	—	2
Net cash (used in) investing activities		(2,894)	(11,923)	(22,758)
Interest paid	11,29	(4,257)	(998)	(2,460)
Proceeds from bank liabilities	21	64,990	—	—
Repayment of liabilities from banks	21	(74,990)	—	—
Repayment of Shareholder loan	2,29	(171,827)	—	—
Proceeds from capital increase - initial public offering	20	283,224	—	—
IPO preparation and transaction costs	20	(4,550)	—	—
Proceeds from exercise of option awards	27	—	369	1,077
Lease payments	16	(5,663)	(5,425)	(4,059)
Net cash (used in) provided by financing activities		86,927	(6,054)	(5,442)
Net increase (decrease) in cash and cash equivalents		67,411	36,822	(83,249)
Cash and cash equivalents at the beginning of the period		9,367	76,760	113,507
Effects of exchange rate changes on cash and cash equivalents		(18)	(74)	(122)
Cash and cash equivalents at end of the period		76,760	113,507	30,136

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Notes to the Consolidated Financial Statements for the period ended 30 June 2023

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

As of June 30, 2023, 78.3% of the shares of the Company were held by MYT Holding LLC, USA.

The Company is an operating holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

Except where the context otherwise requires or where otherwise indicated, references to the MYT Netherlands Parent B.V. or the Company includes the predecessor Mariposa I. S.à.r.l. (“Mariposa I”).

The consolidated financial statements of Mytheresa Group were authorized for issue by the Management and Supervisory Board on September 14, 2023.

2.    Related Party Financing and Prior Restructuring Transactions

For a detailed description of related party financing arrangements and prior restructuring transactions please refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, "2. Related Party Financing and Prior Restructuring Transactions”.

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

4.    Impacts to the consolidated financial statements due to Covid-19 pandemic, cost inflation and other global uncertainties in the markets

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. The COVID-19 situation is now easing in the US and Europe and China also successfully exited the Zero-COVID strategy.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

As of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

Uncertainties in the global economy, also influenced by the ongoing war in Ukraine, may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt our business partners supply chain, impact future sales, and require other changes to our operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic or other current uncertainties in the global economy.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less affected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa also faced increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model. In addition, these macro-economic factors, including rising interest rates, may lead to a potential recession in certain markets. These uncertainties may have a temporary negative effect on overall customer demand.

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

For entities with Euro as their functional currency, transactions denominated in foreign currencies are translated at the exchange rates prevailing on the date of transaction. Balance sheet items denominated in currencies other than Euro, are translated at the closing rate for each reporting period, with resulting translation differences recognized within finance expenses, net.

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

Delivery occurs when the products have been shipped to the specific location, the risks of loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed or Mytheresa Group has objective evidence that all criteria for acceptance have been satisfied. A contract liability is therefore recognized for products which have shipped, but delivery to the customer has not yet occurred. The related revenue is recognized when the customer obtains control of the product. A contract liability is also recognized from the sale of gift cards and vouchers. As the entity expects to be entitled to a breakage amount, it recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by the customer. The expected breakage is based on historical data adjusted for current expectations.

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

d)Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill primarily result from the acquisition of the Mytheresa operations by Mytheresa Group GmbH (“MGG”) in 2014. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.

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

The lease liability is subsequently measured as the present value of the expected lease payments. To determine the present value, Mytheresa Group discounts the remaining lease payments with the incremental borrowing rate of the lessee. The incremental borrowing rate is the interest rate that Mytheresa Group would be required to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. Mytheresa Group applied incremental borrowing rates between 0.96% and 6.1% for the periods presented.

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

Mytheresa Group categorizes all financial assets and financial liabilities at initial recognition. Mytheresa Group generally do not require collateral or other security from our customers.

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

Cash and cash equivalents consist of cash held at banks or financial institutions, with a bank license e.g. PayPal and cash on hand. Trade and other receivables are generally accounted for at AC less any impairment using the simplified approach. Deposits granted for rent which are not related to credit lines are recorded under Non-current financial assets as restricted cash since they are not available for use in the operating business of Mytheresa Group. Non-current financial assets are recognized at nominal value.

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

Impairment

The Group applies the simplified approach in accordance with IFRS 9.5.5.15 for its trade receivables where the loss allowance is always measured at an amount equal to lifetime expected credit losses. Each exposure is allocated to a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts and cash flow projections and available press information about customers). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. Exposures within each credit risk grade are segmented by geographic region and industry classification and an ECL rate is calculated for each segment based on delinquency status and actual credit loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions as well as the Group's view of economic conditions over the expected life of the receivables.

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

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Mytheresa Group only enters into foreign exchange derivatives (“foreign exchange forwards”) that are all designated as hedges of the foreign currency risk associated with the cash flows of highly probable forecast sales denominated in foreign currency. Mytheresa Group determines the existence of an economic relationship between the hedging instrument and the hedged underlying sales transaction on the basis of the currency, amount and timing of their respective cash flows. As changes in the cash flows of the hedging instrument offset changes in the cash flows of the hedged transaction offset, the relationship is effective. Potential sources of ineffectiveness are changes of the payment dates or a reduction in the total amount of the hedged item and a significant change of the credit risk of either party to the hedging relationship. Ineffective cash flow hedges in the periods presented were immaterial.

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

Application of hedge accounting in fiscal 2023 resulted in a €1,650 thousand increase to net sales. If hedge accounting had not been applied, the amounts would have been recognized immediately within in other income (expense), as free-standing derivatives.

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

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2022 and June 30, 2023. Mytheresa Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

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

k)Segment reporting

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

l)Impairment of non-financial assets excluding Goodwill and intangible assets

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

Cash-settled transactions

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the reporting period. See note 14. a) i) on share-based compensation for further details. The company intends to continue to settle all remaining awards in equity.

5.3.	Changes in accounting policies and disclosures

a)New and revised standards and interpretations applied for the first time in the financial year

Revised standard

IFRS 3 (A) Business Combinations – reference to the conceptual framework
IAS 16 (A) Property, Plant and Equipment – Proceeds before intended use
IAS 37 (A) Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts – cost of fulfilling a contract

The amendments included above do not have a material effect on the consolidated financial statements.

b)	New and revised standards issued, but not yet effective

At the date of authorization of these financial statements, Mytheresa Group has not applied the following new and revised IFRS standards that have been issued, but are not yet effective:

Revised standard	Effective date

IFRS 17 (A) Insurance Contracts	January 1, 2023
IAS 1 (A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2023
Definition of Accounting Estimates - Amendments to IAS 8	January 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – (A) IAS 12	January 1, 2023
Lease Liability in a Sale-and-Leaseback (Amendments to IFRS 16, Leases)	January 1, 2024
Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants (Amendments to IAS 1, Presentation of Financial Statements)	January 1, 2024
Supplier Finance Arrangements (Amendment to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures)	January 1, 2024
(A)	Amendment

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for reporting periods ended June 30, 2023 and have not been early adopted by the Mytheresa Group. The standards, amendments, and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements

6.    Critical accounting judgments and key estimates and assumptions

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

Inventory write-downs

Inventory is carried at the lower of cost or net realizable value, which requires an estimation of the products future net selling prices. When assessing the net realizable value of the inventory, Mytheresa Group considers multiple factors and assumptions including the quantity and aging of inventory on hand, anticipated sales volume, expected selling prices and selling cost, as well as historical recovery experience and risk of obsolescence from changes in economic conditions. Refer to Note 17 for further details.

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

Impairment of Goodwill

Impairment exists when the carrying value of an asset, CGU or group of CGU's exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget and projections for the next five years, according to the development and maturity of each CGU. The significant judgements and assumptions used in calculating the recoverable amount are

(i)the expected future revenue growth rates, including the terminal growth rate

(ii)the anticipated EBITDA margin and

(iii)the discount rates applied to the future cash flows of the CGUs.

These estimates are relevant to goodwill recognized by the Group. Refer to Note 14, Intangible assets and goodwill for further details on the assumptions and associated sensitivities.

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

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	June 30, 2021 (restated)*
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	602,871	9,225	612,096	—	612,096
Segment EBITDA	65,541	1,670	67,211	(91,140)	(23,929)
Depreciation and amortization					(8,232)
Finance income (costs), net					15,091
Income tax expense					(15,534)
Net income					(32,604)
(1)

Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including €6,984 thousand related to IPO preparation and transaction costs and share-based compensation of €72,073 thousand during the year ended June 30, 2021.

	June 30, 2022 (restated)*
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	674,484	15,266	689,750	—	689,750
Segment EBITDA	82,319	4,229	86,548	(72,626)	13,922
Depreciation and amortization					(9,088)
Finance income (costs), net					(998)
Income tax expense					(11,734)
Net income					(7,898)
(1)	Reconciliation relates to corporate administrative expenses of €17,830 thousand, which have not been allocated to the online operations or the retail stores, as well as €2,493 thousand related to Other transaction-related, certain legal and other expenses and share-based compensation of €52,303 thousand during the year ended June 30, 2022.

	June 30, 2023
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	753,918	14,704	768,621	—	768,621
Segment EBITDA	51,205	5,109	56,314	(50,724)	5,590
Depreciation and amortization					(11,653)
Finance income (costs), net					(2,460)
Income tax expense					(6,597)
Net income					(15,120)
(1)

During the fiscal year ended June 30, 2023, there were €15,500 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €5,446 thousand related to Other transaction-related, certain legal and other expenses and Share-based compensation expenses totaling €30,021 thousand.

*

Prior to fiscal year 2023, share-based compensation expenses connected to the IPO was not allocated to any segment, while other share-based compensation expenses were allocated to the Online segment. Starting with fiscal year 2023, to make the presentation consistent with common practice in the industry and comparable to Mytheresa Group peers, management now excludes all share-based compensation expenses from the segments. Management has restated prior year amounts. The effect on the Online segment EBITDA was an increase of €184 thousand, €1,160 thousand and €2,421 thousand in 2021, 2022 and 2023 respectively. All share-based payment expenses are now included within the Reconciliation column.

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

The following table provides Mytheresa Group’s net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2021		2022		2023
Germany	115,334	18.8%	128,616	18.6%	128,548	16.7%
United States	77,596	12.7%	108,748	15.8%	137,985	18.0%
Europe (excluding Germany) (1)	253,700	41.4%	276,110	40.0%	300,020	39.0%
Rest of the world(1)	165,466	27.0%	176,277	25.6%	202,069	26.3%
	612,096	100.0%	689,750	100.0%	768,621	100.0%
(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

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

Net sales recognized from contract liabilities were €536 thousand in fiscal 2023 (2022: €5,046 thousand, 2021: €4,013 thousand).

Application of hedge accounting in fiscal 2023 resulted in a €1,650 thousand (2022: €4,734 thousand decrease) increase to net sales.

9.    Selling, general and administrative expenses

Selling, general and administrative expenses include all personnel costs for Mytheresa Group, IT expenses, costs associated with the distribution center, and other overhead costs.

Selling, general and administrative expenses consist of the following:

	Year ended June 30,
(in € thousands)	2021	2022	2023
Personnel-related expenses	(133,710)	(122,695)	(119,450)
Thereof contributions to defined contribution plans	—	(34)	(259)
Rental and other facility-related expenses	(2,197)	(2,252)	(2,668)
IT expenses	(6,636)	(7,647)	(8,911)
Insurances and fees	(2,833)	(4,145)	(3,082)
Travel costs	(143)	(1,390)	(2,896)
IPO preparation and transaction costs (1)	(6,984)	—	—
Other transaction-related, certain legal and other expenses (2)	—	(2,493)	(5,446)
Consulting and other services	(2,140)	(4,342)	(920)
Other	(2,508)	(3,207)	(4,319)
Total Selling, general and administrative expenses	(157,151)	(148,172)	(147,691)
(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our initial public offering (“IPO”), which are classified within selling, general and administrative expenses.
(2)	Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

The total selling, general and administrative (SG&A) expenses decreased by €0.5 million from €148.2 million in fiscal year ended June 30, 2022 to €147.7 million in fiscal year ended June 30, 2023. The Mytheresa Group recognized Share-based compensation expenses for the fiscal year ended June 30, 2023 of €30.0 million and €52.3 million for the prior period.

The decrease in personnel expenses for the fiscal year ended June 30, 2023 is mainly driven by lower Share-based compensation expenses, partly offset by an increase in the number of FTE’s during the same comparative period.

10.    Other income (loss), net

Other income, net consists of the following:

	Year ended June 30,
(in € thousands)	2021	2022	2023
Other income
Other income	2,018	1,023	1,863
Foreign exchange gains, net	—	1,783	—
	2,018	2,806	1,863
Other expenses
Foreign exchange losses, net	(510)	—	(2,057)
Other operational expenses	(2,307)	(1,915)	(2,332)
	(2,817)	(1,915)	(4,390)
	(799)	892	(2,527)

11.    Finance income (costs), net

Finance expenses, net consists of the following:

	Year ended June 30,
(in € thousands)	2021	2022	2023
Finance costs
Interest expenses from Shareholder Loans	(5,990)	—	—
Interest expenses on revolving credit facility	(723)	(386)	(401)
Interest expenses on leases	(612)	(612)	(2,417)
Total Finance costs	(7,325)	(998)	(2,818)

Net gain on Shareholder Loans at FVTPL	7,601	—	—
Foreign exchange gains from Shareholder Loans	14,613	—	—
Other interest income	202	—	358
Total Finance income	22,416	—	358
Finance income (costs), net	15,091	(998)	(2,460)

Further information on interest expenses on leases can be found in Note 16 and expenses and income from Shareholder Loans can be found in Note 21.

12.    Income tax expense

Income taxes are comprised of current income taxes and deferred taxes and consists of the following:

(in € thousands)	2021	2022	2023
Total current tax income / (expense)	(14,355)	(15,221)	(3,501)
Thereof prior year adjustments	(741)	141	(476)
Thereof other current income tax effects for the period	(13,614)	(15,362)	(3,025)
Total deferred tax income / (expense)	(1,179)	3,487	(3,095)
Thereof effects from origination and reversal of temporary balance sheet differences	2,553	98	1,101
Thereof prior year adjustments	896	153	(31)
Thereof effects from (non-) recognition of deferred tax assets on tax loss and interest carryforwards	(4,628)	3,236	(4,166)
Total income tax expense	(15,534)	(11,734)	(6,597)

During fiscal year 2023, Mytheresa Group’s primary statutory tax rate for current income taxes was 27.74% (2022: 27.52% and 2021: 27.52%), consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the German corporate tax rate, and a trade tax rate of 11.92%, being the statutory income tax rate of the German income tax group parent,  MYT Netherlands Parent B.V., located in Aschheim, Germany which changed due to the change in composition of the weighted average trade tax in 2023. The primary deferred tax rate for German entities in 2023 was 27.45% (2022: 27.45%). For non-German companies, the current and deferred taxes at period-end were calculated using a range of applicable income tax rates between 2.5% to 29.4%. (2022: 21% to 25%).

The table below reconciles the expected income tax expense amount, based on Mytheresa Group’s expected tax rate (2023: 27.74%, 2022: 27.52%, 2021: 27.52%) to the actual income tax expense amounts for fiscal 2021, fiscal 2022 as well as fiscal 2023.

	Year ended June 30,
(in € thousands)	2021	2022	2023
Income (loss) before tax	(17,070)	3,836	(8,523)
Tax (expense) income based on expected group tax rate	4,697	(1,056)	2,364
Tax effects of:
Non-recognition of interest expenses due to interest cap	—	—	—
Utilization of interest expense carryforwards and recognition of related deferred tax assets	4,118	—	—
Non-deductible expenses (for local taxes)	(727)	(144)	(92)
Other non-deductible expenses	(19,412)	(14,229)	(8,693)
Tax free income	—	40	239
Tax rate difference between group and local tax rates and changes in tax rates	(420)	(194)	62
Prior year adjustments	155	295	(507)
(Non-) recognition on deferred tax assets on tax loss carryforwards, utilization of tax losses and tax credits without recognition of deferred tax assets	(4,064)	3,500	42
Others	120	53	(12)
Income tax expense	(15,534)	(11,734)	(6,597)
Effective total income tax rate (%)	91.0%	305.9%	77.4%

The material drivers leading to the difference between expected income tax expense and income tax expense are as follows:

13.    Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of the MYT Netherlands B.V. by the basic weighted average number of ordinary shares outstanding during the period.

(in € thousands, except share and per share data)	Year Ended June 30,
	2021	2022	2023
Net income (loss) attributable to shareholders	(32,604)	(7,898)	(15,120)
Weighted average ordinary shares outstanding (basic and diluted) – in millions	77.4	86.3	86.6
Basic and diluted earnings per share	(0.42)	(0.09)	(0.17)

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

Diluted earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders by the diluted weighted average number of shares outstanding during the period. In 2021, 2022 and 2023, potential ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share in fiscal 2021, 2022 and 2023 and prior periods.

Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

Potential ordinary shares excluded from diluted earnings per share as their conversion would have an antidilutive effect are as follows (in millions):

	As of June 30,
	2021	2022	2023
(in millions)
Long-Term Incentive Plan (Restricted Share Units)	0.2	0.2	0.9
Alignment Award (Options)	6.5	6.4	6.2
Total	6.7	6.6	7.1

14.    Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill consist of the following:

	As of June 30,
(in € thousands)	2022	2023
Intangible assets with finite life
Software and license	745	806
Intangible assets with indefinite life
Trademark	15,585	15,585
Goodwill	138,892	138,892
	155,223	155,283

Intangible assets with a finite useful life

Mytheresa Group has intangible assets with a finite useful life, consisting of licenses and software. Amortization expense of the intangible assets is entirely classified within depreciation and amortization in the consolidated statements of profit and comprehensive income.

The following table presents the changes in Mytheresa Group’s finite-lived intangible assets during fiscal 2021, 2022 and fiscal 2023:

	Year ended June 30,
(in € thousands)	2021	2022	2023
Cost
Beginning of fiscal year	3,366	4,404	4,587
Additions	1,038	183	592
End of fiscal year	4,404	4,587	5,179

Accumulated depreciation and impairment
Beginning of fiscal year	2,877	3,270	3,841
Amortization charge of the year	393	571	532
End of fiscal year	3,270	3,841	4,373
Carrying amount at end of year	1,134	745	806

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

When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty income approach. Under this approach, management estimated future cash flows based on projected internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry terminal growth forecast revenue growth of 2.0% p.a. (2022: 2.0%) in the five planning periods, an assumed royalty rate of 2.0% (2022: 2.0%) and discount rate of 10.6% and 10.2% for the THERESA (retail store CGU) Trademark. The discount rate used was a trademark specific post-tax discount rate. Revenue growth is estimated based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast. The revenue growth rates over the 5-year period are the same for trademarks as for the goodwill for the CGU-Online and retail store. The terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The discount rate and royalty rate are based on market participant assumptions. The assumed terminal growth rates applied in Mytheresa Group’s trademark impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2022	2023
Discount rate MYTHERESA	14.4%	10.6%
Discount rate THERESA	10.2%	10.2%
Royalty rate	2.0%	2.0%
Terminal revenue growth rate	2.0%	2.0%

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

Mytheresa Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years. The assumed key assumptions for terminal growth rates and discount rates applied in Mytheresa Group’s goodwill impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2022	2023
Online
Budgeted revenue growth rate (average of next five years)	20.4%	17.3%
EBITDA margin in Terminal value	9.2%	7.8%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	19.4%	13.8%
Retail store
Budgeted revenue growth rate (average of next five years)	1.2%	1.7%
EBITDA margin in Terminal value	29.8%	32.9%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	11.5%	12.6%

This terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs.

This pre-tax discount rate is based on the capital structure of the respective relevant peer group on average over the last two years. As of June 30, 2023 the peer group was updated to align more closely with the performance characteristics of the other companies in the new peer group. The selection of comparable businesses is based on the markets in which the CGUs operate giving consideration to risk profiles, size, geography, and diversity of products and services.

Mytheresa Group has not incurred any impairment losses related to goodwill or its intangible assets.

15.    Property and equipment

Changes in Property and equipment during the years presented were as follows:

	Construction	Leasehold	Other fixed assets and	Total property and
(in € thousands)	in progress	improvements	office equipment	equipment
Cost
As of July 1, 2021	—	9,798	12,520	22,317
Additions	9,779	424	1,537	11,740
Disposals	—	—	—	—
As of June 30, 2022	9,779	10,222	14,057	34,057

Accumulated depreciation and impairment
As of July 1, 2021	—	5,201	8,306	13,507
Depreciation charge of the year	—	1,159	1,700	2,859
Disposals	—	—	—	—
As of June 30, 2022	—	6,360	10,006	16,366

Carrying amount
As of July 1, 2021	—	4,597	4,213	8,810
As of June 30, 2022	9,779	3,862	4,050	17,691

Cost
As of July 1, 2022	9,779	10,222	14,057	34,057
Additions	17,094	1,387	3,687	22,168
Disposals	—	—	(2)	(2)
As of June 30, 2023	26,873	11,608	17,742	56,223

Accumulated depreciation and impairment
As of July 1, 2022	—	6,360	10,006	16,366
Depreciation charge of the year	—	635	1,993	2,630
Disposals	—	—	—	—
As of June 30, 2023	—	6,995	12,001	18,996

Carrying amount
As of July 1, 2022	9,779	3,862	4,050	17,691
As of June 30, 2023	26,873	4,614	5,740	37,227

Property and equipment increased from € 17,691 thousand as of June 30, 2022 to €37,227 thousand as of June 30, 2023 mainly due to an increase in construction in progress for our new warehouse in Leipzig, Germany, which started operating in September 2023. Mytheresa Group expects to incur capital expenditure of around €8 to €11 million in fiscal year 2024.

16.    Leases

Expenses on leases under the low value exemption amounted to €191 thousand in fiscal 2023 (2022: €185 thousand, 2021: €181 thousand). Expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to €0 thousand in fiscal 2023 (2022: €292 thousand, 2021: €198 thousand). Mytheresa Group incurred depreciation and interest expenses in an amount of €10,909 thousand in fiscal 2023 (2022: €6,269 thousand, 2021: €5,835 thousand). Rent concessions in an amount of €0 thousand had an impact on the incurred expenses in fiscal 2023 (2022: €56 thousand, 2021: €56 thousand). The non-current lease liabilities in fiscal 2023 amounted to €49,518 thousand (2022: €16,817, thousand, 2021: €8,786 thousand) and the current lease liabilities amounted to €8,155 thousand (2022: €5,189 thousand, 2021: €5,361 thousand). See Note 28 for a maturity analysis of the Company’s future lease payments.

Some property leases contain extension options exercisable by Mytheresa Group up to one year before the end of the non-cancellable contract period. Where practicable, Mytheresa Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by Mytheresa Group and not by the lessors. Mytheresa Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. Mytheresa Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. Mytheresa Group estimated, if all extension options would be exercised for current leases, it would result in an increase in lease liability of €42.4 million.

Mytheresa Group classified rent cash deposits under other non-current asset of €552 thousand (2022: €294 thousand).

The total cash outflow for leases amounted €4,059 thousand in fiscal 2023 (2022: €5,425 thousand, 2021: €5,663 thousand). Interest expenses from lease liabilities amounted to €2,417 thousand in fiscal 2023 (2022: €612 thousand, 2021: €612 thousand).

Right-of-use asset activity during the reporting periods presented is comprised of the following:

		Company	Total
	Land and	Cars and	right-of-
(in € thousands)	buildings	Equipment	use assets
Cost
As of July 1, 2021	34,546	78	34,624
Additions	13,307	17	13,324
As of June 30, 2022	47,853	95	47,948

Accumulated Depreciation and Impairment
As of July 1, 2021	20,564	52	20,616
Depreciation Charge of the year	5,643	14	5,657
As of June 30, 2022	26,207	66	26,273

Carrying Amount
As of July 1, 2021	13,982	27	14,009
As of June 30, 2022	21,646	31	21,677

		Company	Total
	Land and	Cars and	right-of-
(in € thousands)	buildings	Equipment	use assets
Cost
As of July 1, 2022	47,853	95	47,948
Additions	41,516	97	41,613
As of June 30, 2023	89,369	193	89,561

Accumulated Depreciation and Impairment
As of July 1, 2022	26,207	66	26,273
Depreciation Charge of the year	8,466	26	8,492
As of June 30, 2023	34,673	92	34,764

Carrying Amount
As of July 1, 2022	21,646	31	21,677
As of June 30, 2023	54,696	101	54,797

During the fiscal year ending fiscal 2023, Mytheresa Group commenced a lease contract for a new warehouse in Leipzig, Germany, with a contractual term of 10 years. On lease commencement in July 2022, the Group recognized additional €25,661 thousand of right-of-use asset and €23,816 lease liability. The lease includes two extension options, each for an additional five years, which are currently not reflected in the measurement of the right of use asset and lease liability.

Mytheresa Group signed the 7th rental addendum in January 2023 for an existing office space in Aschheim/Munich, Germany with a new contractual term from January 1, 2023 until March 31, 2032. The Group recognized an additional €9,953 thousand of right-of-use asset and corresponding lease liability upon commencement in January 2023. The lease includes one extension option for an additional five years, which is currently not reflected in the measurement of the right of use asset and the lease liability.

Mytheresa Group signed a lease contract in December 2022 for a new office in London, United Kingdom as of January 1, 2023, with a term of three years. On lease commencement, the Group recognized an additional €2,197 thousand of right-of-use asset and lease liability. The lease does not include extension options.

17.    Inventories

Mytheresa Group’s inventories consist mainly of finished goods merchandise acquired from fashion designers. Mytheresa Group records inventories at the lower of cost or net realizable value. Cost of inventory amounted to €383,115 thousand in fiscal 2023 (2022: €328,749 thousand, 2021: €324,030 thousand). Inventory write-downs classified as cost of sales during fiscal 2023 were €2,913 thousand (2022: €6,009 thousand, 2021: €1,022 thousand). No reversals on write-downs are recorded in fiscal 2023 and 2022. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

18.    Trade and other receivables

The carrying amount of trade and other receivables approximates their fair value due to their short-term nature. The trade and other receivables are non-interest bearing. The maximum credit risk at the balance sheet date, which corresponds to the carrying amount of trade and other receivables, was taken into account in accordance with IFRS 9 when measuring the allowance for expected credit losses. Information about the impairment of trade and other receivables and Mytheresa Group’s exposure to credit risk, currency risk and interest rate risk can be found in Note 28. The amount of impairment allowance at June 30, 2023 is €278 thousand (2022: €0 thousand).

19.    Other assets

Other assets consist of the following:

	As of June 30,
(in € thousands)	2022	2023
Right of return assets	10,096	11,301
Current VAT receivables	—	1,446
Prepaid expenses	5,609	3,788
Receivables from payment service providers	371	662
Advance payments	1,465	2,347
Deposits	414	15
Receivables from brand partners (1)	33,611	87
DDP duty drawbacks (2)	5,261	16,520
Other current assets (3)	5,047	5,946
	61,874	42,113
(1)

This consists of receivables from brand partners, related to their repurchase of inventory when transitioned to the CPM. The decrease as of June, 2023 compared to June 30, 2022 is mainly due to settled payments from certain brand partners.

(2)	The position is related to DDP duty drawbacks for international customs. This increase is due to increased sales volume in DDP countries.
(3)	Other current assets consist mostly of creditors with debit balances.

Details of other non-current assets consist of the following:

(in € thousands)	June 30, 2022	June 30, 2023
Other non-current receivables	—	30
Non-current deposits	294	552
Non-current prepaid expenses (1)	—	5,990
	294	6,573

(1)This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

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

Profits are reflected within the accumulated deficit of Mytheresa Group.

	As of June 30,
(ADSs, representing an equal number of ordinary shares)	2022	2023
Basic shares (post-split)	70,190,687	70,190,687
IPO shares (post-split)	14,233,823	14,233,823
Supervisory Board Award (Restricted Shares)	45,657	57,124
Long-Term Incentive Plan (Restricted Share Units)	20,720	29,759
Sign-On Award (Restricted Share Units)	6,269	6,269
Restoration Award (Phantom Shares) - Converted	115,376	115,376
Alignment Award (Options) - Exercised	71,086	257,159
Number of ordinary shares	84,683,618	84,890,197

Please Note 13 for further explanation of the weighted average number of ordinary shares outstanding used in the EPS calculation.

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

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

21.    Shareholder Loans and liabilities to banks

Mytheresa Group is party to two revolving credit facilities and was formerly party to multiple shareholder loans (collectively, the “Shareholder Loans”).

Revolving Credit Facilities

Mytheresa Group is party to a revolving credit facility with Commerzbank Aktiengesellschaft and one with UniCredit Bank AG, with each €30,000 thousand and maturity on December 31, 2024. The maximum borrowing capacity of those revolving credit facilities combined is therefore €60,000 thousand. As of June 30, 2023, Mytheresa Group has no outstanding borrowings on these facilities.

As of June 30, 2023, Mytheresa Group met all financial and non-financial covenants under its revolving credit facilities.

Shareholder Loans (Fixed Interest Shareholder Loans)

During the year ended June 30, 2021, interest expenses of €5,990 thousand were incurred on the shareholder loans. In addition, the Group recognized a gain of €7,601 thousand on the termination of the loans during the financial year ended June 30, 2021.

As of June 30, 2022 and 2023, Mytheresa Group had no outstanding Shareholder Loans nor incurred any interest expenses on Shareholder Loans.

22.    Tax liabilities

Tax liabilities result from current income taxes.

Changes in Mytheresa Group’s tax liabilities were as follows:

	As of June 30,
(in € thousands)	2021	2022	2023
Beginning of fiscal year	3,853	14,293	25,892
Additions	11,476	12,068	3,701
Utilizations	(466)	(180)	(4,883)
Release	(570)	(289)	(637)
End of fiscal year	14,293	25,892	24,073

The increase in tax liabilities is due to the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period.

23.    Provisions

Provisions consist of obligations resulting in an expected outflow of economic benefits and were non-current for each of the periods presented. Provisions consist of the following as of June 30, 2023:

(in € thousands)	Dismantling	Other	Total
Beginning of fiscal year	670	88	758
Additions	1,976	—	1,976
Releases	—	(88)	(88)
Utilizations	—	—	—
End of fiscal year	2,646	—	2,646

Mytheresa Group leases its Corporate headquarter, central warehouse facilities and the retail stores in Germany. Mytheresa Group recognizes a provision for expected dismantling costs to be incurred at the end of the respective lease terms for these facilities based on external data sources and internal experience from past dismantling activities. The increase is mainly due to the recognized dismantling provision connected to the warehouse in Leipzig, Germany.

24.    Other liabilities

Other current liabilities consist of the following:

	As of June 30,
(in € thousands)	2022	2023
Personnel-related liabilities	6,940	5,821
Customer returns	16,628	19,580
Liabilities from sales tax	10,596	—
Liabilities against brand partners	13,208	21,001
Accrued expenses & other liabilities	27,516	32,523
	74,889	78,924

As of June 30, 2023, the customer returns increased due to higher volume in sales and backlog as of year-end in processing customer returns. Additionally, liabilities from sales tax have been reclassified under other assets, due to the change of how invoices for CPM products are being processed. The liabilities against brand partners increased due to the higher volume in CPM transactions.

25.    Deferred income tax assets and liabilities, net

The following table depicts the changes in deferred tax balances through equity and profit or loss for the periods presented.

	As of June 30,
(in € thousands)	2021	2022	2023
Deferred tax assets / (liabilities), net
Beginning of fiscal year	(1,130)	(2,308)	2,429
Recognized through equity / other comprehensive income	—	1,249	—
Recognized through profit or loss	(1,178)	3,488	(3,096)
End of fiscal year	(2,308)	2,429	(667)

Mytheresa Group’s deferred tax balance for each of the years presented consist of the following as of June 30:

	2022		2023
	Deferred tax		Deferred tax
(in € thousands)	Assets	Liabilities	Assets	Liabilities
Intangible assets and goodwill	291	(4,277)	239	(4,277)
Property and equipment	—	(75)	—	(238)
Receivables	230	—	615	—
Right-of-Use asset, contract asset and other assets	—	(6,112)	—	(15,076)
Lease liabilities, contract liabilities and other liabilities	6,263	(3)	15,664	—
Provisions	172	(107)	525	—
Tax loss carryforwards	6,046	—	1,881	—
Total Gross	13,002	(10,574)	18,924	(19,591)
Netting	(6,912)	6,912	(18,865)	18,865
Total net	6,090	(3,661)	59	(726)

Deferred tax assets and deferred tax liabilities are offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the presentation of deferred tax assets and liabilities in the Consolidated Statement of Financial Position, no difference is made between current and non-current. The actual non-current portion of (gross) deferred tax assets in the table above amounts to €15,835 thousand (2022: €11,068 thousand), the non-current portion of (gross) deferred tax liabilities in the table above amounts to € (18,953) thousand (2022: (€10,341) thousand).

The amount of unused interest carryforwards for which no deferred tax assets have been recognized in fiscal 2023 is €0 thousand (2022: €0 thousand).

For existing unused tax loss carryforwards of €119 thousand, no deferred tax asset has been recognized in 2023 (2022: €131 thousand; 2021: €19,014 thousand). The tax loss carryforwards existing at the end of fiscal year 2023 relate to Mytheresa SE, Germany (no expiry date).

26.    Related party transactions

As of June 30, 2023, Mytheresa Group was 78.3% (2022: 78.4)% owned subsidiary of MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of June 30, 2023.

a)	Related Parties transactions

As of June 30, 2023, Mytheresa Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €213 thousand (2022: €213 thousand). Further, Mytheresa Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €838 thousand (2022: €838 thousand). These balances resulted from various intercompany charges incurred before July 2020.

b)	Key Management Personnel Compensation

Key management personnel as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company and MGG have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities. The following table shows the personnel expenses for managing directors:

	Year Ended June 30,
(in € thousands)	2021	2022	2023

Short-term compensation	6,421	4,035	3,405
Personnel expenses from long-term employee benefits	1,216	—	—
Income from reversal of other long-term employee benefits	(2,056)	—	—
Long-term employee benefits (net income)	(840)	—	—
Share-based compensation - Old Plans	427	—	—
Share-based compensation - IPO related compensation for Managing Directors	61,578	38,723	21,791
Share-based compensation - Long-term incentive program	—	957	881
Total Share-based compensation	62,005	39,680	22,672
Total personnel expenses for Managing Directors	67,586	43,716	26,077

Long-term employee benefits for Managing Directors relate to a long-term incentive program, which was established in 2019, under which a cash bonus was to be paid out upon achievement of specific revenue goals up to the year ended June 30, 2021. At the time the IPO-related share-based compensation awards were granted (see Note 27 for further details), the Managing Directors waived a portion of the long-term incentive program. The Group recognized income for the year ended June 30, 2021 of €2,056 thousand from the reversal of such accrued amount related to this program. Refer to Note 27 for further details regarding the Share-based compensation. The personnel expenses in fiscal 2021 accounting for IPO-related share-based compensation awards was based on a share price of 31 USD.

27.    Share-based compensation

a)Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021 and July 1, 2022 the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations. Mytheresa Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one share at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to b) Measurement of fair values.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

	Alignment award
		Wtd. Average
	Options	Exercise Price (USD)
June 30, 2021	6,478,761	8.30
forfeited	—	N/A
exercised	71,086	5.79
June 30, 2022	6,407,675	8.36

June 30, 2022	6,407,675	8.36
forfeited	—	N/A
exercised	210,260	5.79
June 30, 2023	6,197,415	8.55

The range of exercise prices for the share options outstanding as of June 30, 2023 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 7.5 years.

For options vesting on January 20, 2023, the beneficiaries have been given the choice for a cash settlement instead of equity. The amount of the cash settlement was determined based on the difference between the Company’s share price at the time of exercise and the option strike price. €1,545 thousand has been reclassified from equity and recognized as a cash-settled share-based payment liability with giving the option for a cash settlement as of December 31, 2022. Only a total of 24,187 options have been exercised with a payout of €57 thousand as of June 30, 2023. The remaining fair value and corresponding options have been again reclassed to equity and will be settled in shares at future exercises. For all remaining options, the company intends to continue to settle this award in equity.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to b) Measurement of fair values.

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

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022, four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

As of July 1, 2022, one Supervisory Board Member has been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price on the grant date.

As of May 8, 2023, 67,264 restricted share units (“RSUs”) were granted to four Supervisory Board Members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Type of
arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022	May 8, 2023
Number granted	15,384	7,393	22,880	11,467	67,264
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares vested in full on February 8, 2023.	The restricted shares vested in full on June 30, 2023	The restricted shares Units are scheduled to vest in full on May 8, 2024

Long-Term Incentive Plan

As of July 1, 2021, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

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

As of July 1, 2022, 674,106 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 255,754 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 418,352 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for 674,106 RSUs.

The following table summarizes the main features of the annual plan:

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs
Date of first grant	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022
Number granted	62,217	108,947	255,754	418,352
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (ESPP), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company (ADSs), at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €28 thousand. 29,641 shares were issued in the program. The grant date fair value amounts to USD 4.00.

b)Measurement of fair values

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

c)Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Year Ended June 30,
(in € thousands)	2022	2023

Classified within capital reserve (beginning of year)	76,325	128,628
Expense related to:	52,303	29,825
Share Options (Alignment Grant)	49,837	27,541
Restricted Shares	524	342
Restricted Share Units	1,943	1,914
Employee Share Purchase Program	—	28
Classified within capital reserve (end of year)	128,628	158,453

28.    Financial instruments and financial risk management

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

Financial instruments as of June 30, 2022 is as follows:

	Year ended June 30, 2022
		Categories	Category in		Fair value
	Carrying	outside of	accordance		hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	Fair value	level
Financial assets
Trade and other receivables	8,276	—	Amortized cost	—	—
Cash and cash equivalents	113,507	—	Amortized cost	—	—
Other assets	61,874	17,170
thereof deposits	414	—	Amortized cost	—	—
thereof other financial assets	44,290	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	16,817	16,817	N/A	—	—
Current financial liabilities
Lease liabilities	5,189	5,189	N/A	—	—
Trade and other payables	45,156	—	Amortized cost	—	—
Other liabilities	74,889	58,261
thereof other financial liabilities	16,628	—	Amortized cost	—	—

Financial instruments as of June 30, 2023 is as follows:

	Year ended June 30, 2023
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Trade and other receivables	7,521	—	Amortized cost	—	—
Cash and cash equivalents	30,136	—	Amortized cost	—	—
Other assets	42,113	19,474
thereof deposits	15	—	Amortized cost	—	—
thereof other financial assets	22,623	—	Amortized cost	—	—
Financial liabilities	—	—	Amortized cost	—	—
Non-current financial liabilities
Lease liabilities	49,518	49,518	N/A	—	—
Current financial liabilities
Lease liabilities	8,155	8,155	N/A	—	—
Trade and other payables	71,085	—	Amortized cost	—	—
Other liabilities	78,924	59,345
thereof other financial liabilities	19,580	—	Amortized cost	—	—

The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 are as follows:

	Year ended June 30,
	2021	2022	2023
	Carrying	Carrying	Carrying
(in € thousands)	amount	amount	amount
Financial assets measured at Amortized cost (AC)	85,592	166,780	66,868
Financial liabilities measured at Amortized cost (AC)	53,842	61,784	90,665

Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

There were no transfers between the different levels of the fair value hierarchy during fiscal 2022 and fiscal 2023. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

Foreign exchange derivatives held only during the year were designated as hedging instruments, the effective fair value changes of which were recognized in separate components of equity. The development of the corresponding reserves is shown in the following table:

(in € thousands)	July 1, 2022	Additions	Reclassification	June 30, 2023
OCI 1	—	2,707	(2,707)	—
OCI 2	—	(3,023)	3,023	—

Net gains or losses

The table below shows the net gains and losses of financial instruments per measurement categories defined by IFRS 9:

	Year ended June 30,
(in € thousands)	2021	2022	2023
Financial liabilities measured at Amortized cost (AC)	7,900	(386)	(401)

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

Loss allowance

The movement in the loss allowance for expected credit losses in respect to trade and other receivables during fiscal 2022 and fiscal 2023 was as follows:

	Year ended June 30,
in € thousands	2022	2023
Beginning of fiscal year	—	—
Decrease loss allowance during the period	—	—
Increase loss allowance during the period	—	278
End of fiscal year	—	278

Default risks from other financial instruments are immaterial. Therefore, no loss allowance was recognized for other financial instruments.

The represented receivables are current nature against service providers with no exposure and low risk ranking from BBB to AAA, representing a low risk, with an effective loss rate of 0.00%.

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

Mytheresa Group economically hedges its net foreign currency exposure at around 70%, by entering into foreign exchange hedging transactions with a maximum duration of one year. Mytheresa Group applied hedge accounting to these transactions during fiscal 2023. As of June 30, 2023 and 2022, Mytheresa Group has no derivatives outstanding.

The following tables show the impact to profit or loss if the foreign currencies would increase or decrease against the Euro (foreign exchange sensitivity), based on the exposures in GBP and U.S. Dollars as of the reporting date.

	FX Sensitivity for USD
	Year ended June 30,
	2022		2023
	€ appreciation	€ depreciation	€ appreciation	€ depreciation
in € thousands	+10%	-10%	+10%	-10%
€ Sensitivity	(370)	451	(260)	318

	FX Sensitivity for GBP
	Year ended June 30,
	2022		2023
	€ appreciation	€ depreciation	€ appreciation	€ depreciation
in € thousands	+10%	-10%	+10%	-10%
€ Sensitivity	(862)	1,054	33	(40)

●	Interest rate risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations as the financing is completely based on EUR interest rates. Interest expense under our Revolving Credit Facilities is historically immaterial.

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

Mytheresa Group has two revolving credit facilities in place to balance monthly cash flow volatility. The following table details undiscounted contractually agreed future cash outflows from financial liabilities.

Maturity analysis of financial liabilities as of June 30, 2022:

	Year ended June 30, 2022
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	45,156	—	—	45,156	45,156
Other liabilities	16,628	—	—	16,628	16,628
Lease liabilities	5,764	30,325	21,548	57,637	22,006
Total	67,548	30,325	21,548	119,421	83,790

Maturity analysis of financial liabilities as of June 30, 2023:

	Year ended June 30, 2023
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	71,085	—	—	71,085	71,085
Other liabilities	19,580	—	—	19,580	19,580
Lease liabilities	13,734	35,049	26,343	75,125	57,672
Total	104,399	35,049	26,343	165,790	148,337

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

The following table provides the gross carrying amounts of cash and cash equivalents by ratings as of June 30, 2022 and 2023:

	Year ended June 30,
in € thousands	2022	2023
Rating Class 1	112,627	26,204
Rating Class 2	838	2,241
Rating Class 3	54	1,691

Rating Class 1 reflects financial institutions based in the European Union; Rating Class 2 are financial institutions, with a bank license e.g. PayPal; Class 3 positions with cash held on hand and financial institutions outside the European Union.

The movement in the loss allowance for expected credit losses in respect to trade and other receivables was €0 thousand in fiscal 2023 and fiscal 2022. Default risks from other financial instruments are immaterial. Therefore, no loss allowance was recognized for other financial instruments.

Capital risk management

Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.

29.    Notes to the consolidated statement of cash flows

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(521)	(612)	(3,125)	(4,257)
Lease payments	—	(5,663)	—	(5,663)
Change in Cash Flow	(521)	(6,275)	(3,125)	(9,921)

Net debt as of July 1, 2020	10,000	19,715	191,194	220,909

Additions (Disposals)	(11,041)	(12,455)	(197,444)	(220,940)
Interest expenses	521	612	3,125	4,257
Total change in liabilities	(10,520)	(11,843)	(194,319)	(216,682)

Net debt as of June 30, 2021	—	14,147	—	14,147

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(386)	(612)	—	(998)
Lease payments	—	(5,425)	—	(5,425)
Change in Cash Flow	(386)	(6,037)	—	(6,423)

Net debt as of July 1, 2021	—	14,147	—	14,147

Additions (Disposals)	(772)	1,211	—	439
Interest expenses	386	612	—	998
Total change in liabilities	(386)	1,823	—	1,437

Net debt as of June 30, 2022	—	22,007	—	22,007

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(43)	(2,416)	—	(2,460)
Lease payments	—	(4,059)	—	(4,059)
Change in Cash Flow	(43)	(6,475)	—	(6,518)

Net debt as of July 1, 2022	—	22,007	—	22,007

Additions (Disposals)	(86)	26,772	—	26,686
Interest expenses	43	2,417	—	2,460
Total change in liabilities	(43)	29,189	—	29,146

Net debt as of June 30, 2023	—	57,672	—	57,672

As of June 30, 2023 Mytheresa Group cash equivalent balances are available for use.

30.    Events after the reporting year

Beginning with fiscal year 2024, the Mytheresa Group executed a new long-term incentive compensation ("LTI") program for members of the top management under the MYT Netherlands Omnibus Incentive Compensation Plan. The LTI for fiscal year 2024 is a three-year, long-term incentive program as combination of awarded performance share units, option awards and awarded restricted stock units. The performance share units are based on the company's performance over the three-year period and vest after three years. The restricted stock units and option awards vest annually during the three-year period. The estimated expense for fiscal year 2024 will be approximately €5.5 million.