Form 20-F
period 2024-06-30
MYT Netherlands Parent B.V.
filed 2024-09-12
CIK 1831907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

General Counsel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 85,265,962 ordinary shares, €0.000015 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No  ☒

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. Dollars. Unless otherwise indicated, these translations were made at the rate of €1.00 to $1.092 and €1.00 to $1.0711, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2023 and June 30, 2024, respectively. Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this Annual Report to “dollar,” “USD” or “$” mean U.S. Dollars and all references to “€” or “euro” mean Euros.

Our fiscal year begins on July 1 and ends on June 30 of the following year, e.g. fiscal 2024 relates to the year ended June 30, 2024.

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

Defined Terms and key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the sections entitled “Item 5: Operating and financial review and prospects -A. Operating Results”. We define these terms as follows:

●	“active customer” means a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period.
●	“Adjusted EBITDA and Adjusted EBITDA margin” means net income before finance expense (net), income taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA is not calculated in accordance with IFRS. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales. For an explanation of why we use Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects —A. Operating Results”.
●	“Adjusted Operating Income and Adjusted Operating Income margin” means operating income, adjusted for the impact of Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income is not calculated in accordance with IFRS. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales. For an explanation of why we use Adjusted Operating Income and Adjusted Operating Income margin and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects —A. Operating Results”.
●	“Adjusted Net Income and Net Income margin” means net income, adjusted for the impact of Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income is not calculated in accordance with IFRS. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales. For an explanation of why we use Adjusted Net Income and Net Income margin and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Item 5: Operating and financial review and prospects —A. Operating Results”.
●	“average order value” is an operating metric used by management calculated as the total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period.

●	“contribution profit” means gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers.
●	“Gross Merchandise Value” (GMV) is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.
●	“customer acquisition cost” or “CAC” means our online marketing expenses, excluding software costs, which we attribute to acquiring new customers, divided by the number of customers who placed their first order in the relevant period.
●	“full-time equivalents” or “FTEs” is presented to quantify the number of employees assuming each employee worked 40 hours per week. Full time employees, who are not conscripted to hours are assumed to work 40 hours per week.
●	“lifetime value” or “LTV” means the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year.
●	“net shipped revenue” is an operating metric used by management calculated using total orders shipped, net of returns, applying a monthly foreign exchange rate for each reporting period.
●	“total gross sales” means all sales after cancellations, before returns, and includes associated shipping revenues and delivery duties collected.
●	“total orders shipped” means the total number of online customer orders shipped to our customers during the last twelve months (LTM) ended on the last day of the period presented.
●	“You” refers to the reader of this report.
●	“Basis points” or “BPs” refers to a common unit of measure for interest rates and other percentages in finance. One basis point is equal to 1/100th of 1%, or 0.01%, or 0.0001, and is used to denote the percentage change in a financial instrument. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point.

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

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Forward-looking statements in this Annual Report and the factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, statements and factors about:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	our ability to respond to consumer demand, spending and tastes;
●	our ability to maintain and enhance our brand;
●	our ability to retain our existing customers and acquire new customers;
●	the growth of the market for luxury products, and the online market for luxury products in particular;
●	our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;
●	our ability to expand our product offerings;
●	our ability to effectively manage or sustain our growth, including through new distribution models, such as the curated platform model, and to effectively expand our operations;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to obtain and maintain targeted levels of inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;
●	seasonal sales fluctuations and corresponding working capital requirements;
●	our ability to optimize, operate, manage and expand our network infrastructure, and our fulfillment centers and delivery channels;
●	our ability to retain existing vendors and brands and to attract new vendors and brands; and

●	general economic conditions, including economic conditions resulting from Russia’s war in Ukraine, the Hamas-Israel conflict, inflation, interest rates and other geopolitical and macroeconomic conditions or trends that may impact consumer demand.

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

RISK FACTOR SUMMARY

Our ability to execute our strategy is also subject to certain risks. You should carefully consider all of the information set forth in this Annual Report and, in particular, should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our securities. These risks include, but are not limited to, the following:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	consumers of luxury products may not choose to shop online in sufficient numbers;
●	the luxury fashion industry can be volatile and difficult to predict;
●	our ability to maintain strong relationships with our brand partners;
●	any current or future political tensions regarding the war in Ukraine and the sanctioning of Russia or the Hamas-Israel conflict
●	our reliance on consumer discretionary spending, which may be adversely affected by economic downturns, including economic conditions resulting from Russia’s war in Ukraine, the Hamas-Israel conflict, inflation, interest rates and other geopolitical and macroeconomic conditions or trends;
●	our ability to acquire new customers and retain existing customers in a cost-effective manner depends on the success of our advertising efforts;
●	our ability to maintain average order value levels;
●	our ability to accurately forecast net sales and appropriately plan our expenses in the future;
●	our recent growth rates may not be sustainable or indicative of our future growth;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to effectively manage our inventory levels and overall working capital, including financing of the same;
●	loss of, or disruption in, our distribution centers; or our inability to extend or change our network of distribution centers;
●	the imposition or increase of tariffs and the uncertainty regarding international economic relations could adversely affect our business;
●	changes in customs and international trade laws may result in increased costs which could limit our ability to operate our business and limit our ability to grow;
●	if sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites; and
●	the loss of senior management or attrition among our buyers or key employees could adversely affect our business.

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

The online luxury sector is highly competitive and fragmented. We compete for customers primarily with other global multi-brand online luxury retailers and online marketplaces, luxury mono-brand retailers and luxury multi-brand retailers, and to a lesser extent specialty retailer, department stores, apparel chains, stand-alone boutiques, traffic aggregators, luxury pre-owned and consignment stores, off-price retailers and flash sale websites. We believe our ability to compete depends on many factors within and beyond our control, including:

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

Competition, along with other factors such as further consolidation within the luxury retail industry as exemplified by the recently announced agreement for the acquisition of Neiman Marcus Group by HBC, the parent company of Saks Fifth Avenue, deeply discounted merchandise sales by struggling or exiting competitors, and changes in customer spending patterns, could also result in significant pricing pressure. Such factors may result in the loss of brand partners or customers. If we lose customers, our brand partners could reduce or terminate their relationships with us and our results of operations and profitability could decline.

If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and results of operations could be harmed.

The online personal goods luxury sector is driven in part by fashion and beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to the latest fashion trends, changes in customer preferences for products, customer attitudes toward our industry and brands and where and how customers shop for those products. We must continually work to develop, produce and market new and highly curated content to our sites, provide customers with products from coveted luxury brands, offer unique products, maintain and enhance the recognition of our brand and develop our approach as to how and where we market and sell products. We typically enter into agreements to purchase our merchandise in advance of the applicable selling season and our failure to anticipate, identify or react appropriately, or in a timely manner to changes in customer preferences, tastes and trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages or delays, markdowns and write-offs, any of which could reduce our margins, negatively impact our profitability and have a material adverse effect on our business, financial condition and results of operations. Failure to respond to changing customer preferences and to gauge and anticipate upcoming fashion trends could also negatively impact our brand image with our customers and result in diminished customer loyalty.

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

Customer complaints or negative publicity about our sites, products, third-party vendors, product delivery times, logistics providers, such as DHL, FedEx and UPS, social media providers, customer support, customer data handling or security practices, especially on blogs and social media platforms, could rapidly and severely diminish use of our sites and current and potential customers’ and brand partners’ confidence in us, which could result in harm to our brand and our business. We believe that some of the growth in our customer base to date has originated from social media, influencer marketing and affiliate marketing. If we are not able to develop and maintain positive relationships with our influencer and affiliate marketing partners, or if we or such partners are targets of negative publicity, including in connection with reactions to social or political events, such as the war in Ukraine, Hamas-Israel War, the Black Lives Matter movement or protests against the use of fur, on social media, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive customers to our sites may be adversely affected, which could have an adverse effect on our business, financial condition, results of operations and prospects.

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

In addition to our performance-based advertising, we may use third-party social media platforms as, among other things, marketing tools. For example, we currently maintain TikTok, Instagram, Facebook, Twitter, Pinterest, YouTube, Weibo, WeChat, and Naver accounts. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media platforms. If we are unable to cost-effectively use some of our social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to optimize our use of such platforms, our ability to attract new customers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us or our employees to abide by applicable laws and regulations in the use of these platforms or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.

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

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. In fiscal 2024, the top 3.7% of our customers accounted for approximately 39.2% of our gross sales. If existing customers no longer find our offerings appealing or shift their shopping and purchasing preferences back to brick-and-mortar stores, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our existing customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average spend, our financial condition, results of operations and growth prospects could be adversely affected.

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

Our distribution model has evolved and will likely also evolve over time and includes, among other distribution models, arrangements where a brand partner retains inventory ownership and, in some cases, directly ships to the customer while we are paid a commission by the brand partner. Any such distribution model could result in changes to our future revenue composition, inventory levels and margins, with a possible negative effect on our future net sales growth rate and gross margin, which could result in an adverse market reaction. In addition, our brand and reputation could be adversely affected if we are not able to continue controlling the full customer experience associated with shopping on our site. In addition, under the curated platform model, we may be required by the brand partner to share customer data, subject to the customer’s active consent in compliance with GDPR and other privacy laws, which could result in a dilution of the customer relationship over time.

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

We sell luxury fashion merchandise. Although the market for luxury goods is less sensitive to economic downturns than markets for ordinary goods, purchases of merchandise by our customers are nonetheless discretionary, and therefore dependent upon the level of customer spending, particularly among affluent customers. As a result, our business and results of operations are subject to global economic and political conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, increased inflation, higher customer debt levels, reductions in net worth, adverse health developments, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, fluctuations in foreign exchange rates and national and global geopolitical and economic uncertainty, including in connection with tariffs or trade laws.

Economic conditions in any jurisdiction may be affected by changes in political and economic policies due to frequent elections and changes in government, such as recent events in the United Kingdom, France and potentially the United States. Any such changes in political and economic policies as a result of changes in government could have a negative material effect on consumer discretionary spending and consequently our business and results of operations.

Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as the war in Ukraine, terrorist attacks, war and other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, if any such disaster were to impact our flagship store or distribution centers, our results of operations could be adversely affected. Customer purchases of discretionary items, including the merchandise that we offer, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in customer confidence.

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

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. All products presented on our website have followed a rigorous selection process and quality is an integral part of this selection process. Upon reception of all goods within our distribution centers, the quality of the product is controlled and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, which could harm our sales and create inventory write-downs for unusable products. We have also outsourced portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, and we rely on third parties for credit card processing, hosting and networking for our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in moving these outsourced functions under our management and direct control or that of another third party, may have a material adverse effect on our business, financial condition and results of operations.

Our failure to successfully introduce new product categories could harm our business, financial condition, results of operations and prospects.

As part of our ongoing business strategy we expect to introduce new products in our traditional product categories of clothing, shoes, bags and accessories, while also expanding our product launches into adjacent categories in which we may have little to no operating experience. Mytheresa Kids, Mytheresa Men and Mytheresa Life expand our curated offering to these large and underserved categories. If we are unable to effectively market these categories to new and existing customers, the launch of these product lines may not be as successful as we anticipate. Our inability to successfully introduce new products in our traditional categories or in adjacent categories could limit our future growth and have a material adverse effect on our business, financial condition, results of operations and prospects.

Any disruptions at our flagship stores could negatively affect our business, results of operations, financial condition and prospects.

We generate a portion of our net sales (approximately 2% in fiscal 2024) from our Munich flagship store and, our men’s store, which is also located in Munich. As a result, we are more vulnerable to economic and other conditions affecting the metropolitan region surrounding Munich than our more geographically diversified competitors. Factors that may affect our results of operations include, among other things, adverse health developments, changes in demographics, population and employee bases, wage increases, future changes in economic conditions, severe weather conditions and winter storms. Any events or circumstances that negatively affect the region could adversely affect our net sales and profitability. Such conditions may result in reduced customer traffic and spending in our store, physical damage to our store, loss of inventory or closure of our store. Any of these factors may disrupt our business and adversely affect our business, financial condition and results of operations.

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

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

●	fluctuations in gross profit margin as a result of price competition with struggling or exiting competitors selling similar goods at deeply discounted prices;
●	fluctuations in net sales generated from the brands on our sites, including as a result of shifts in overall sale seasons, changes in regional mix and changes in brand delivery patterns and timing;
●	fluctuations in sales margin due to shifts in seasonal sales calendars or competitive behaviors;
●	fluctuations in product mix;
●	our ability to effectively manage our sites and new and existing brands;
●	fluctuations in the levels of inventory;
●	fluctuations in capacity as we expand our operations;
●	our success in engaging existing customers and attracting new customers;
●	the amount and timing of our operating expenses;
●	the timing and success of new products and brands we introduce;
●	the impact of competitive developments and our response to those developments;
●	our ability to manage our existing business and future growth;
●	disruptions or defects in our sites, such as privacy or data security breaches; and
●	economic and market conditions, particularly those affecting our industry.

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

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since our business is worldwide. Given shifts in overall sale seasons, it may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our brand partners, and in the cases where we do have a right to return to vendor in exchange for a credit note, we remain subject to credit risk of our brand partners. In additional, our ability to respond to seasonal demands on our working capital may be negatively affected if we are unable to maintain continued access to working capital financing, whether provided by bank financing or by supplier financing, on favorable terms and conditions. If we fail to manage our inventory effectively or negotiate favorable credit and return to vendor terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, reduce margins and inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels, our profit margins might be negatively affected, and such price reductions may harm our relationships with our brand partners. Any of the above, including the economic uncertainty resulting from the continued war in Ukraine, may materially and adversely affect our business, financial condition and results of operations.

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

Our ability to timely deliver merchandise to customers is currently primarily dependent on two distribution centers. If we suffer a loss of, or disruption in, our distribution centers, our business and operations could be adversely affected.

Our ability to timely deliver merchandise to customers is primarily dependent on two distribution centers as well as certain brand partners who fulfill orders directly. Although we recently opened the distribution center in Leipzig, we could be subject to disruptions in our fulfillment capacity as we operate the Leipzig facility until we are able to optimize our procedures and processes and train the workforce. If we do not have sufficient fulfillment capacity, experience disruptions to order fulfillment or deliveries by our brand partners are not timely, our customers may experience delivery delays, which could harm our reputation and our relationship with our customers.

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

The announced closure of our Heimstetten distribution center could adversely affect our ability to timely deliver merchandise to customers, our reputation and our relationship to our customers, and could disrupt and adversely affect our operations and financial performance.

As part of our strategic focus on global growth, operational excellence and continued profitability, we announced on 16 July 2024 the consolidation of our distribution and shipping functions into our newly opened state - of - the - art distribution center in Leipzig, Germany, which already covers 80% of all customer shipments. In connection with the consolidation of our distribution and shipping functions, our legacy distribution center in Heimstetten, Germany will be closed. All stock will be transitioned to the Leipzig distribution center, and all staff affected by this change have been offered the opportunity to transfer to the distribution center in Leipzig or otherwise be supported with socially acceptable agreed solutions. Although we are consolidating our distribution and shipping functions in Leipzig, the closure of our Heimstetten distribution center could cause disruptions in our fulfillment capacity. If we do not have sufficient fulfillment capacity, experience disruptions to order fulfillment or deliveries by our brand partners are not timely, our customers may experience delivery delays, which could harm our reputation and our relationship with our customers.

The closure of our Heimstetten distribution center may require significant capital and operating expense. Such expenses may include legal compliance costs, facility closure costs and other restructuring expenses. The closure of our Heimstetten distribution center could further result in a loss of revenues, profits, cash flows, and other materially impactful effects on our business and operations. We also bear the risk of losses incurred as a result of the potential loss of key employees; physical damage to, or destruction of, our distribution or fulfillment centers; theft, loss or damage of inventory; and business interruption caused by such events. Similarly, any significant interruption in the operation of any of our distribution centers or fulfillment centers, whether due to the closure of our Heimstetten distribution center or external factors outside of our control, may delay shipment of merchandise to our customers, potentially damaging our reputation and customer relationships and causing a loss of revenue. These events and their impacts could otherwise disrupt and adversely affect our operations and could materially adversely affect our financial performance.

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

We accept payments using a variety of methods, including credit card, Mytheresa gift cards, debit card, PayPal, Alipay, and WeChat Pay, in addition to cash in our store, which subjects us to certain regulations and the risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. We primarily rely on Adyen as payment processor. If this third-party payment processor were to experience an interruption, delay or service unavailability or if we transition to a new third party payment processor and the transition results in interruption, delay or service unavailability, we may not be able to process payments on a timely basis. Although we use third parties to process payments, our processes must comply with payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard (“PCI-DSS”) and rules governing electronic funds transfers, the EU Regulation on regulatory technical standards for strong customer authentication and common and secure open standards of communication and the EU Directive on payment services in the internal market. If we fail to comply with applicable rules and regulations of any provider of a payment method we accept, if the volume of fraud in our transactions triggers limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If services of our payment providers are interrupted, harmed or such payment providers are subject to fraud or cyber security attacks, this may result in the data protection of our customers being compromised and the access, public disclosure, loss or theft of their personal information, as well as an inability to process their payments. Further, we occasionally receive orders placed with fraudulent data. Under current credit and debit card practices, we may be liable for fraudulent transactions. As a result, we may suffer losses as a result of orders placed with fraudulent data even if the associated financial institution approved payment of the orders. We would also likely suffer a reputational impact with our customers. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

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

We may expand our business through future transactions including acquisitions of other businesses, which may divert management’s attention, harm the market price of our ordinary shares or require us to seek additional funds, result in shareholder dilution and increase our leverage ratios and/or prove to be unsuccessful.

We regularly review potential transactions related to business that are complementary to our business and may acquire additional businesses or technologies from time to time. Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, issue additional shares, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky.

In order to finance such acquisitions, we may require additional funds, and we may seek such funds through various sources, including debt and equity offerings, corporate collaborations, bank borrowings, arrangements relating to assets or other financing methods or structures. The source, timing and availability of any financing will depend on global economic conditions, credit and financial market conditions, interest rates and other factors. If we issue additional equity securities or securities convertible into equity securities, our shareholders would suffer dilution of their investment, and it may adversely affect the market price of our ordinary shares.

In addition, future investors or lenders may demand, and may be granted, rights superior to those of existing shareholders. If we issue additional debt securities, our existing debt service obligations will increase further. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations or to repay our debt, we may be forced to curtail our operations. We cannot be certain that additional financing will be available from any of these sources when needed or, if available, will be on acceptable terms.

Moreover, we may not benefit from our acquisitions in the manner or time frame we expect. For example, we may not be able to close any announced acquisitions as anticipated due to execution risk, we may not be able to achieve desired synergies to reduce cost and we may not be able to expand into new markets or product categories as anticipated, etc. The issuance of issue additional shares in connection with an acquisition would also likely cause dilution to our shareholders. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.

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

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change and other ESG concerns such as human rights. For example, in 2023, Germany adopted the Supply Chain Due Diligence Act, which regulates the responsibility of German enterprises to respect human rights in global supply chains, including protection against child labor, the right to fair wages, as well as environmental protection.  In anticipation of this act, we adopted a Partner Code of Conduct in December 2022, which imposes obligations on our brand partners on responsible sourcing in regards to human rights and environmental aspects.  We also implemented the Ecovadis tool, which monitors our brand partners regarding their compliance with such act. This and similar laws and regulations, which may be mandatory, have the potential to impact our operations indirectly as a result of required compliance by our brand partners and the manufacturers of their products. In addition, we are active in an industry that is not considered to be environmentally sustainable and we depend on shipping logistics, which lead to a high output of carbon dioxide. As a result, our customers might refuse to acquire merchandise from us and turn to more sustainable competitors or refrain from acquiring luxury products at all. Further, any delays in achieving our ESG goals may result in a loss of customers and investors who prioritize companies that publicly disclose their sustainability efforts and results. If we take steps to voluntarily mitigate our impact on climate change and other ESG issues, we may experience increases in energy and transportation costs, operating expenses, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate or conduct business.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

Approximately 98% of our consolidated net sales for fiscal 2024 were generated from sales on our sites. The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

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

Purchases using mobile devices by customers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. In fiscal 2024, mobile orders accounted for 52% of our net sales, of which 44% were app orders, and approximately 81% of page views were generated via mobile app, tablet and mobile phone. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an internet browser on their mobile device. As new mobile devices and operating systems are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and operating systems, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application stores, such as those of the Apple App Store or Google Play, if our applications receive unfavorable treatment compared to competing applications, such as the order of our products within application stores, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and results of operations may be materially and adversely affected.

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

For example, the European Commission adopted distribution rules (known as the new Vertical Block Exemption and Vertical Guidelines), which came into force on 1 June 2022, which explicitly address the growth of e-commerce and the evolution of the online platform economy, which may adversely affect our relationships with brand partners. In addition, the U.S., the U.K., the European Union and other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Belarus, Cuba, Iran, North Korea, the Russian Federation, Syria, and the Crimea region of Ukraine and the occupied portions of the Donetsk and Luhansk regions of Ukraine as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, including especially numerous entities in Belarus, the Russian Federal and the People’s Republic of China, and entities owned by, or acting on behalf of, any of those sanctioned individuals or entities. In addition, the U.S. trade regulations prohibit the importation of products manufactured in whole or in part by entities in the Xinjiang Uyghur Autonomous Region (“XUAR”) of China.

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

In Europe, where we have significant business operations, the data privacy and information security regime has been through a significant change and continues to evolve. The collection and processing of personal data is subject to increasing regulatory scrutiny in the European Union and the United Kingdom. The GDPR and the UK data protection regime (“UK GDPR”) have stringent operational requirements for companies, including retailers, regarding information practices, such as expanded disclosures to consumers about how we collect and process their personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. Recent case law has also increased requirements in relation to international transfers of personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties for non-compliance with each regime. We have been required to comply with GDPR and the UK GDPR since January 1, 2021. Each regime has the ability to fine us up to the greater of €20 million (£17.5 million) or 4% of global turnover for non-compliance.

In recent years, U.S. and EU lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and enacted and enforced with increasing efforts laws and regulations significantly restricting companies’ ability to engage in online behavioral advertising without burdensome and costly compliance measures. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the existing ePrivacy Directive are expected to be supplemented or replaced by an EU regulation known as the ePrivacy Regulation which may increase fines for non-compliance, which are already now significant. In the European Economic Area (EEA) and United Kingdom, informed consent is required for the placement of a cookie on a user’s device, unless such cookie is strictly necessary to provide explicitly requested services. Consent is already required for many forms of direct electronic marketing. The GDPR and UK GDPR impose conditions on obtaining valid consent, such as, according to authorities and courts, a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under development, recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. Changes to how we use cookies and related technology could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. The advertising technology ecosystem may not be able to adapt to the legal changes around the use of tracking technologies, which may have a negative effect on businesses, including ours, that collect and use online user information for consumer acquisition and marketing. Any decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the use of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the draft ePrivacy Regulation also advocates the development of browsers that block cookies by default. These developments and other privacy-oriented software changes by operating systems or other third-parties, such as Google’s and Apple’s app tracking transparency features, have impaired our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, and could adversely affect our business, in light of our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and state governments have adopted and are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The law imposes new requirements on companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents the ability to opt out of certain disclosures of personal information, and grants rights to access or request deletion of personal information. The CCPA implementing regulations are being supplemented by the California Privacy Protection Agency, which was established in 2021 to enact the California Privacy Rights Act (“CPRA”). The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data for cross-context behavioral advertising. CPRA was signed into law on December 16, 2020 with most provisions haven’t come into effect by January 2023. The CCPA, as amended by the CPRA, and similar laws passed by other U.S. states, including Nevada, Virginia, Colorado, Utah and Connecticut could have an adverse effect on our business, results of operations, and financial condition.

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

We have identified the need to expand, scale and improve our information technology systems and personnel to support recent and expected future growth. In this regard, we are investing in and establishing a modular e-commerce platform to enhance our online customer experience and to allow us to react faster and independently across our front- and back-ends. To minimize the risk of disruption during this upgrade, we instituted a modular approach that allows us to migrate one capability at a time. We also continuously invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. In the future, these may include new software applications or related services based on artificial intelligence or machine learning. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. These new technologies, including artificial intelligence technologies, may also generate output that is misleading, insecure, inaccurate, harmful, or otherwise flawed, which may harm our reputation, business, or customers, or expose us to legal liability. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants, start-up companies and others. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations. New technologies, including those based on artificial intelligence, can provide more immediate information technology and data management solutions and responses than traditional tools. Over time, the accuracy of these tools and their ability to handle complex tasks will improve, which may be disruptive to businesses, such as ours. Furthermore, the use of artificial intelligence may involve the processing of personal data and may be subject to laws, policies, legal obligations, and codes of conduct related to privacy and data protection. While there is current uncertainty about the extent to which privacy and data protection laws apply to artificial intelligence technologies, any delay in addressing privacy or data protection concerns relating to new technologies may result in liability or regulatory investigations and fines, as well as damage to our sales and reputation. In addition, we may rely on third-party service providers and sub-processors with limited artificial intelligence-related privacy and data protection practices. As such, any improper processing of personal data by these service providers and sub-processors could harm our reputation, business, or customers, or expose us to legal liability.

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

We have grown rapidly, with our net sales increasing from €766.0 million in fiscal 2023 to €840.9 million in fiscal 2024.

To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and sales information systems and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. As of June 30, 2024, we had a total of 1,817 employees, an increase from 1,432 FTEs as of June 30, 2023, and we have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel, particularly in Munich, where our principal offices and fulfillment center and the majority of our employees are located. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires or retain key employees, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.

Increases in labor costs, including wages, or other developments in labor and employment law, including any unionizing efforts by employees, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. A significant portion of our workforce is in Germany. From time to time, legislative proposals are made to increase the minimum wage in the Federal Republic of Germany and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. The minimum wage is set nationwide every two years for the following two years. Since its last increase effective as from January 1, 2024 the minimum wage is currently €12.41 per hour. The Minimum Wage Commission’s recommendation is subject to Government approval. Several German political parties are calling for a significant increase. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Munich, Germany, where our principal offices and fulfillment center as well as the majority of our employees are located, is very competitive.

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

Additionally, U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing crisis related to Russia’s war in Ukraine and the recent war between Hamas and Israel. The ongoing crisis related to Russia’s war in Ukraine has resulted in the application of enhanced sanctions against Russia by a number of jurisdictions, including the United States, United Kingdom, and European Union, and vice versa. These measures, and any additional measures that may be imposed should Russia’s war against Ukraine continue, have and may continue to have material impact on our ability to operate in the ordinary course of business with customers in Russia. Our sales in Russia used to be relatively immaterial. The recent war between Israel and Hamas may also disrupt or otherwise negatively impact manufacturing, delivery and supply chains at a global scale and may also have a material impact on business relationships with customers and investors in the region. We cannot yet foresee the full extent of the impact that these wars and the sanctions imposed as a result thereof, as well as any future sanctions that may be imposed in connection with these wars, will have on our business and operations. Such impact will depend on future developments of the wars, which are highly uncertain and unpredictable.

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

As a global company, we are subject to taxation in certain other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly effective tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. This includes changes in applicable tax laws in the jurisdictions in which we (or our subsidiaries) are organized or operate, as well as certain proposals agreed to by 140 countries, including Germany and the Netherlands. These proposals include the Pillar I proposal to allocate certain amounts of taxable income to market jurisdictions for large profitable groups and the Pillar II proposal to introduce mechanisms to ensure all profits are subject to a global minimum tax. For example, European Union Member States unanimously adopted the EU Pillar II Directive in December 2023, requiring all EU Member States to implement these Pillar II rules. It is also possible that a unified approach will not be agreed upon while a significant number of countries enact new unilateral tax measures without mechanisms to avoid double taxation. Any of these potential developments could have a material adverse effect on our financial condition and results of operations. In addition, there are, and will likely continue to be, an increasing number of tax laws and regulations pertaining to the internet and online commerce (including but not limited to sales, VAT and other taxes) that could have a material impact on our financial condition and results of operations.

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

Our management has determined that our internal control over financial reporting was not effective as of 30 June 2024 due to a material weakness.  If we are not successful in remediating our internal control over financial reporting or our disclosure controls and procedures are not effective or if another material weakness arises in the future, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the value of our securities.

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our management has determined that our internal control over financial reporting was not effective as of 30 June 2024 due to a material weakness.  See Item 15.B - Management’s annual report on internal control over financial reporting. Our testing, or the subsequent testing by our independent registered public accounting firm in the future, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities may likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic public companies. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, reporting and other expenses that we will not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

As of June 30, 2024, our carrying amount of goodwill, brand names and other intangible assets recorded on our consolidated balance sheet was €155.0 million. Under IFRS, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, such as brand names, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to recognize impairment losses in our income statement if the carrying value is in excess of the fair value. If we are required to book losses with respect to such intangibles, we may need to shorten the amortization period, which could have a material adverse effect on our business, financial condition and results of operations.

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

B.Business Overview

Mytheresa is a leading luxury multi-brand digital platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. We are more than just a luxury e-commerce platform. We build a community for luxury enthusiasts and create desirability with digital and physical experiences. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global leader in the luxury multi-brand digital sector.

We acquire and retain customers who are predominantly working professionals with significant spending power and limited time, shop frequently, seek luxury products that are not easily found elsewhere and demand superior customer service. These customers are high net worth individuals that value quality over price and curation over assortment breadth. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2024, we generated approximately 39.2% of our GMV from approximately 3.7% of our customers who were part of the Top Customer program. This program offers a range of benefits, such as first access to runway and exclusive pieces, previews of new season styles, dedicated personal shopping services and invitations to exclusive events and fashion shows as well as other money can’t buy experiences. The exclusive events, collections and campaigns that we create with our luxury brand partners highlight the innovation and creativity we bring to the luxury fashion world, underpin the strong relationships we have with these brands, and enable us to deepen connections with our most valued customers.

We have longstanding relationships with the world’s most iconic luxury brands, including Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Brunello Cucinelli, Dolce & Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney and Valentino. In fiscal 2024, our average order value was €703(fiscal 2023: €641), one of the highest in the industry, reflecting our commitment to true luxury. We curate the most coveted luxury brands, and within those brands, the most on-trend and luxurious pieces. We use a combination of luxury fashion expertise and data insights to optimize our product assortment architecture. Since our inception, we have retained 100% of our brand partners we wanted to keep, which is a testament to our strong, trusted brand relationships.

Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first website and app (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience, express checkout processes, and real-time push notification order tracking. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing. In fiscal 2024, we generated approximately net sales of 15.2% from Germany, 39.6% from Europe (excluding Germany), 20.4% from United States and 24.8% from the rest of world.

Mobile devices represented 52% of gross merchandise sales and 81% of page views for fiscal 2024, underscoring the importance of our mobile-first approach.

We have rapidly scaled our global customer base and net sales over the past four years, while maintaining our high average order values.

Despite a slight decrease in the number of active customers from 856,345 in FY23 to 852,223, in FY24 our company reported €840.8 Million in net sales, representing growth of 9.8% from fiscal 2023.

For the fiscal year ended June 30, 2024, gross profit was at €384.5 million, an increase of €4.5 million or 1.2% year-over-year. Net loss increased to €24.9 million in fiscal 2024 from €17.0 million in fiscal 2023. Operating loss is at €22.0 million in fiscal 2024 compared to an Operating loss of €8.7 million in fiscal 2023. In fiscal 2024, we reported Adjusted Net Income of €7.7 million compared to €18.4 million in fiscal 2023. Additionally, in fiscal 2024, we generated €10.6 million compared to €26.8 million, in prior year period of Adjusted Operating Income, €25.8 million of Adjusted EBITDA compared to €38.4 million in fiscal 2023.

Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “Item 5: Operating and financial review and prospects – A. Operating Results”.

Our Industry

We operate at the intersection of luxury goods, technology and service. We see ourselves as one of the few winners in an otherwise still tough market environment. We are benefiting from the consolidating landscape of luxury e-commerce players in a market that has significant growth prospects based on changing customer preferences favoring digital channels. We believe we are uniquely positioned to further capture market share as a result of our exclusive, highly curated product assortment, leading service offering and advanced technology.

Luxury Market

The global luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further reaching €530-570 billion by 2030, according to Bain & Company’s Luxury Goods Worldwide Market Monitor Spring 2024 (the “2024 Bain Study”). We believe luxury is one of the last attractive categories to expand online and is relatively underpenetrated compared to traditional apparel and footwear.

The personal luxury goods market posted a record year in 2023, reaching a market value of €362 billion, despite geopolitical tensions and macroeconomic uncertainty. The growth is expected to continue in 2024 with an expected 4% to 6% growth over 2023 (based on the Bain & Company’s Luxury Goods Worldwide Market Study - Spring 2024).

Consumers generally approach the market in a borderless manner, often purchasing luxury goods across multiple continents, seeking an elevated shopping experience and anytime access wherever their travels take them.

Wealthiest Consumers are Driving Growth and Resilient Demand

The global luxury market continues to be driven by the growth of high net worth individuals (“HNWIs”), individuals with greater than $1 million in investable assets, a key and highly coveted customer demographic with large luxury spend. The wealth of HNWIs has increased at a CAGR of 4.7% from 2016 to 2023, reaching $86.8 trillion as of 2023, according to the World Wealth Report 2024 from Capgemini.

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

- “Jet-set” global lifestyle
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

Differentiated Value Proposition of Mytheresa for Customers and Brand Partners

Mytheresa creates desirability through digital and physical experience that bring together hundreds of thousands of luxury consumers with the world’s most exclusive brands, creating a luxury community.

Our Value Proposition to Customers

Trusted discovery platform and curated assortment of the most coveted luxury brands.     We provide customers with one of the finest edits of the most coveted luxury brands. For example, of the over 14,000 stock-keeping units (“SKUs”) we curate from our top 30 selling luxury designer brands, an estimate of around 24% of those items overlapped with our multi-brand competitors according to an ongoing internal pricing analysis comparison Our content and brand stories, which are produced 100% in-house, inspire our customer and are integral to Mytheresa’s reputation as a trusted fashion authority for discovery. Our highly curated edit of luxury is core to our DNA and allows us to translate fashion from the runway to the wardrobes of our customers. We encourage daily discovery through our “New Arrivals” section on our sites, as well as real-time product recommendations and inspirational content. For members of our Top Customer program we take our curation to a deeper level with personal shoppers, who know each customer’s specific fashion aesthetic and will recommend pieces via the preferred communication channel of the customer (phone, email, text message or other messaging platforms), or in some cases, hosting personal styling appointments.

Exclusive access to capsule collections. Our deeply entrenched and long-term relationships with the most coveted luxury brands allow us to provide unique offerings to our customers, including exclusive capsule collections, product personalization and first access through exclusive pre-launches. In fiscal 2024, we launched 76 exclusive capsule collections and Pre-Launch campaigns with in-house produced exclusive content from brands including Moncler, Valentino, Loro Piana, Dolce&Gabbana, Bottega Veneta, Gucci, Pucci, Loewe, Givenchy, Khaite, Toteme and many more.

Superior service drives differentiated shopping experience. We are dedicated to providing our customers with superior service throughout their shopping experience and believe this sets us apart from our competitors. We have team members who are available to serve our customers 24 hours per day, seven days a week and in eight languages. Additionally, our localized websites, which are also available in eight languages and eight currencies, and our global in-house logistics capabilities provide the fast, efficient and frictionless shopping experience our global customers demand. We believe customers are loyal to Mytheresa because we provide excellent service every time they interact with us. Our emphasis on exceptional service is inherent throughout all customer touchpoints, including our sites, customer care, delivery and global personal shopping team. For example, we provide customers with personalized product recommendations, last-minute deliveries, and hand-signed notes with our delivered products to personally connect and provide the high-touch service our customers enjoy. Our customer satisfaction with our service and experience is evidenced by our best-in-class net promoter score of 75.2%, which is an annualized average of weekly measurements conducted by us in fiscal 2024. Through our distribution and fulfillment capabilities, we offer fast shipping to our customers in metropolitan areas globally in less than 72 hours, with one to two days shipping service in all of Europe where express shipping is available. Our customer service teams are experts in working with luxury customers. We received approximately 6,230 calls per week, on average, during fiscal 2024, with approximately 81.4% of 323 thousand calls answered within 20 seconds.

Special brand experiences for our top customers. In fiscal 2024, we invited our top customers around the world to 33 “money-can’t-buy” experiences. Highlights include the launch of the exclusive Dolce&Gabbana collection with an authentic Italian experience on the picturesque island of Capri, a private tour with Miu Miu proving access to Gustav Klimt´s The Kiss in Vienna at the Belvedere Palace, an exclusive two-day Italian experience including an intimate dinner and picnic with Brunello Cucinelli at Lake D´Orta in attendance of Executive Chairman & Creative Director Brunello Cucinelli, the launch of the Valentino Escape 2024 Capsule Collection with a private dinner and tour on board of the Iconic Christina O. sailing along the French Rivera, an elevated cocktail and dinner with Khaite in celebration of PFW, a 24-hour experience with three events including an exhibition, talk and dinner celebrating SHFW with Courrèges at Fotografiska in Shanghai, China, as well as VIC dinners in China, Singapore and the US. In addition, multiple non-public top customer experiences have been hosted for example with Gabriela Hearst in New York and at the Givenchy Haute Couture Salon in Paris. These events and brand experiences provide our top customers, press, influencers and friends of the house with “money-can’t-buy” experiences, while also giving us the opportunity to amplify the content created across social media.

Unique physical luxury experiences to engage with our customers. In order to engage and build personal relationships with high-net worth customers, Mytheresa and Flamingo Estate hosted a 8-week pop-up in partnership with Porsche in East Hampton, in the United States. We converted a former auto body repair shop into a luxurious, interactive, summer body shop, offering a highly curated selection of fashion, accessories, fine jewelry and watches including exclusives from brands like Toteme, Khaite, Valentino, Etro, Dries Van Noten and Missoni as well as hosting several shopping events in the location with partners such as Ruslan Baginsky, Missoni, Ananya, Etro and Savette. In addition, we hosted a four-weeks Holiday House pop-up in collaboration with Flamingo Estate in Los Angeles during holiday season. The pop up was a replica of Flamingo Estate made of ginger bread with Mytheresa products featured throughout and a dedicated Mytheresa wardrobe.

Our Value Proposition to Brand Partners

Online Visibility to Highly Coveted Global Luxury Customers. In addition to brands appearing on our sites, we create exclusive experiences and collections that provide additional opportunities to engage with our customers and social media followers. In addition to our 33 events, we launched 76 campaigns in collaboration with our brand partners to launch exclusive products only available on Mytheresa or first available on Mytheresa. We launched several exclusive collections, such as Dolce&Gabbana’s exclusive capsule collection, featuring Capri’s iconic spots, exclusive summer collections from Givenchy, Missoni, Khaite, Dries Van Noten and Toteme. Loewe’s Paula’s Ibiza and Loewe x On collections with exclusive styles, exclusive bag launches with Loewe and Bottega Veneta, exclusive pre-launches with Alaia, Saint Laurent, Brunello Cucinelli, Valentino and ski collections of Pucci x Fusalp and Balenciaga. Other highly visible campaigns include the exclusive capsule collections of Courrèges, Magda Butrym, and Chloé, as well as a video created by Mytheresa to celebrate the exclusive capsule collection of Brunello Cucinelli both for womenswear and menswear featuring artists Greta Bellamacina and her husband Robert Montgomery.

Innovative and Engaging Content Across Media Formats.    We produce 100% proprietary content in-house across different media formats including films, music videos, games, magazines and photography shoots on behalf of, and in partnership with, our brand partners. We place this content across our consumer touchpoints, including our home page, app, mobile first newsletter, paid formats and social media that includes our own managed platforms ranging from Instagram and Pinterest to WeChat and RED. We take a product-focused and experiential approach to content creation, which has differentiated and strengthened our longstanding relationships with some of the world’s leading luxury brands. Our highly stylized production showcases our brand partners’ products at their best, and our brand partners often promote our content and edits on their own social media accounts and websites. We also regularly achieve extensive global publicity for our brand partners and ourselves through features and exclusive stories, as well as through our more than 3.91 million followers, as of June 30, 2024, across social media platforms.

Established Reputation for Being Trusted Brand Stewards and Maintaining Brand Integrity.    We are viewed as an integral global partner and have consistently been recognized as such by leading luxury brands including Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Our focus only on the most valuable luxury customers, our ability to deliver a superior service experience and our strong full price sell-through highlight our commitment to maintaining brand integrity for our brand partners.

Data-Driven Analytics and Customer Insights.     We have developed significant data capabilities and insights across our platform. We regularly provide our brand partners with detailed aggregated data, analysis, and customer insights on metrics such as product performance, spending and trend patterns, brand affinity, product adjacencies, subcategory penetrations and geographic reach.

Our Competitive Strengths

We attribute our market success, continuous growth and strong profitability to the following competitive strengths:

Customer-First Approach with Deep Understanding and Analytical Insight.    We target, acquire and retain the most valuable luxury customers by pairing superior service with advanced technology. Our deep understanding of our customers enables us to provide a shopping experience tailored to them and drive loyalty. Our customer is time-constrained, requires efficient, personalized service, and favors our easy-to-use sites. Unlike online fashion marketplaces where customers go to price compare common luxury SKUs, we believe our customers shop our platform for discovery and access to exclusive products they cannot find elsewhere. To assist this shopping experience, we have invested in a robust technology platform that allows us to analyze data to produce actionable insights that we use to identify customers and personalize our site, emails, and brand recommendations for them. Our data-driven technology platform is integral to our merchandising and marketing functions and enables us to consistently deliver a superior shopping experience to several hundred thousand customers across over 130 countries. A key component of our customer experience is a mobile and app-first approach. In fiscal 2024, mobile orders accounted for 52% of our net sales, of which 44% were app orders, and approximately 81% of page views were generated via mobile app, tablet, and mobile phone. We combine data-driven customer insights, decades of thought-leadership in fashion, and exceptional customer service to deliver an unparalleled customer experience.

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

Highly Loyal and Engaged Global Luxury Customer Base. We have deep relationships with a growing number of dedicated luxury and highly coveted, high net worth customers. We have grown our active customer base at a 25.7% CAGR since fiscal 2016, with 75.5% of net sales in fiscal 2024 coming from existing customers. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. Our emphasis on targeting and serving these top customers resulted in the generation of approximately 39.2% of our GMV from approximately 3.7% of our top customers in fiscal 2024. Given our value proposition, high average order value, and strong customer loyalty, we achieved a 4.0 x 8-year LTV to CAC ratio for the 2016 cohort, which demonstrates the effectiveness of our marketing spend and long-term profitability of our business model. Further, once a customer commits to our platform, they spend more over time, as evidenced by our 80% net sales retention from prior year cohorts and our approximately 94% net sales retention for cohorts who have been with us for more than two fiscal years, representing our ability to retain customers and to increase active customers’ spend and frequency, in fiscal 2024.

Partner of Choice for the World’s Most Coveted Luxury Brands. We have a rich, 30-year heritage of working with more than 200 of the most coveted luxury brands, who trust us for our commitment to full-price integrity, appreciate our innovative approach to targeting digital luxury consumers, and often provide us access to exclusive products and collections. In fiscal 2024, we featured 76 exclusive capsule collections and campaigns from preeminent designers including Moncler, Valentino, Gucci, Loro Piana, Dolce&Gabbana, Loewe, Givenchy, Khaite, Toteme and many more. Our average tenure with our top 30 brands is more than 10 years and we have retained 100% of our brand partners we wanted to keep since our founding. This underscores the strength of our relationships and differentiates Mytheresa as one of the online retailers that luxury brands prefer to partner with. Additionally, our top 30 brands’ share of overall net sales has remained stable as we have scaled the business.

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

Experienced and Proven Management Team Combining Expertise From Luxury and Digital Worlds. Our team is led by our Chief Executive Officer, Michael Kliger, who joined Mytheresa in 2015 from eBay Enterprise where he was a Vice President for all of Europe and Asia Pacific. His deep customer knowledge across geographies has helped accelerate growth and enhance profitability. Michael is complemented by our experienced senior management team with industry-leading expertise across luxury, technology and e-commerce operations. The business verticals are led by Dr. Martin Beer (Chief Financial Officer), Sebastian Dietzmann (Chief Operating Officer), Gareth Locke (Chief Growth Officer) and Richard Johnson (Chief Commercial Officer). Like our customers, we are diverse, with employees representing more than 109 nationalities and 57% of whom were women as of June 30, 2024. Our culture is collaborative, confident, creative, accountable, performance driven and dedicated to delivering to our customers the finest edit and service in luxury.

Growth Strategies

We plan to drive our market leadership, growth and profitability through the following strategies:

Profitably Acquire New Customers. We will focus our efforts on reaching the world’s most affluent luxury consumers. We believe our market share is less than 2% in the online personal luxury goods category. Given the strong projected growth of the luxury market, we believe we have a significant opportunity to expand our customer base in both our existing and new markets. We expect to attract new customers in all geographies including Europe, as well as the United States, Middle East and Asia. Our demonstrated playbook for localizing new geographies is efficient, effective and repeatable. We leverage localized social media content and influencers, curation, languages and events to bring the Mytheresa brand to new markets. We believe our exclusive aspirational content and events resonate globally, providing a scalable marketing engine to efficiently acquire new customers across geographies. Through our more than 3.91 million followers as of June 30, 2024, across social media platforms and our luxury influencer relationships, we believe we will continue to reach new customers and raise brand awareness globally through this low-cost medium. We intend to augment our core performance marketing strategy by pursuing App download advertising, further optimizing bidding rules for paid search engines, scaling organic search content in several additional languages, introducing a new customer acquisition model, and accelerating social media channel growth.

Continue to Expand Share of Wallet and Retention for Existing Customer Base.     We plan to deepen our existing customer relationships to improve our strong revenue retention and increase our wallet share with customers. We believe we can increase purchase frequency and spend by improving our customer experience, Top Customer program and brand relationships. We will enhance our customer experience by continuing to refine our customer analytics, increasing personalization and product recommendations, improving the mobile experience and providing additional opportunities to pre-order exclusive products as well as expanding our team of personal shoppers across the globe. We will make selective improvements to our Top Customer program offerings and localization as we continue to expand globally. To supplement our top-tier offering for our most valued customers, we will continue to partner with brands to host our exclusive events while also improving service levels in key geographies through local support staff and distribution capability enhancements. Furthermore, we expanded our successful exclusive re-sale service in partnership with Vestiaire Collective to all our customers in Europe, the UK and the US.

Expand wallet share with the launch of Mytheresa Kids. In January 2019, we officially launched our kidswear offer with 35 brands which we has grown to 57 brands. Given the significant proportion of our top customers who have children and are looking to purchase luxury kidswear, we continue to grow our offer from the kidswear collections of our top brand partners such as Brunello Cucinelli, Chloe, Dolce & Gabbana, Gucci, Moncler, Stella McCartney and Zimmermann.  We also see fantastic growth from kidswear only brands like Bonpoint, where sales are driven by our Top Customer. Like we do with womenswear, we have also been able to introduce exclusive kidswear items only available at Mytheresa.com with brands like Dolce Gabbana and Max Mara (the latter a collaboration to celebrate the 10 year anniversary of the Max Mara Teddy coat). Our unique focus on luxury and our famous curation unlocks incremental wallet share from our customers who already know and trust our curated offer and wish to purchase luxury products for the children in their lives. While 56% of kidswear items have been bought by existing customers, 44% of purchases have been made by customers that have discovered Mytheresa.com through our luxury kidswear, which presents an opportunity for additional growth across multiple departments. What’s more, from the total amount of FTBs (first time buyers) acquired in FY24, 8.6% included at least one kidswear item in their first order. In a short time, we have become a significant player in the global luxury kidswear market. The department has shown double digit growth compared to prior year, during a time where many of our competitors are struggling. The synergies with our existing business are reflected with 88% of our existing customers who bought kidswear items already bought other items, mostly from our womenswear collections. This strengthens the unit economics of our kidswear presentation.

‘To be the global destination for Fine Jewellery and Watches and thus expanding our true luxury offering to better service our Top Customer and increase AOV with the launch of the dedicated Fine Jewellery and Watches category. In May 2023 we officially launched Fine Watches at Mytheresa.com with the introduction of Certified Pre-Owned (CPO) watches in collaboration with Bucherer 1881. This has enabled us to showcase CPO watches from brands such as Audemars Piguet, Cartier, Chopard, Omega and Panerai and we continue to grow our brand offer within the category. We launched Fine Jewellery in September 2023, with the goal to offer the best edit in multi-brand luxury Fine Jewellery. We expanded the brand mix introducing designers such as Ananya, Anita Ko and Foundrae as well as increasing and elevating our offer from existing brands within our portfolio such as Pomellato, Repossi and Suzanne Kalan. In December 2024 we introduced high price point items over 50k € and received immediate demand for these very special pieces sale. Sales taken from products above 10k € now make up 25% of our sales mix and we have seen our Top Customer client base increase within the Fine Jewellery department, who now account for 74% sales share of the department. This has resulted in growth of our Top Customers who already bought Fine Jewellery and additionally captured new Top Customers who had not bought Fine Jewellery with us before. We plan to grow and further elevate our brand portfolio and product mix in the coming years.’

Further building a reputation as the leading player for luxury Menswear.    We launched Mytheresa Men in January 2020 with more than 100 curated brands to target the modern, affluent man with a curated, inspiring product offer reflecting the zeitgeist in men’s fashion. Our ambition is to become the global opinion leader in and definitive online destination for luxury menswear. Our positioning is clear within timeless luxury for a sophisticated consumer and as such have built dedicated men’s buying, creative, marketing, communication and merchandising teams to develop the business distinct from our womenswear offer. We see ongoing support from our brand partners as evidenced by the fact that we offered exclusive collections and pre-launches from Gucci, Loro Piana, Loewe, Tom Ford, Moncler, The Row and Brunello Cucinelli. We are in a prime position to become the authority in an evolving menswear space, given our ability to define menswear with a new market position and the relationships we have built with our brand partners who are among the top names in luxury menswear.

While we initially leveraged our existing site traffic and reputation as a luxury authority to grow our menswear business, we have already seen tremendous success through Mytheresa Men, with 19% of all Mytheresa customers in fiscal year 2024 consisting of menswear customers, and the average basket spend of our menswear top customer segment also growing. We believe that the success of Mytheresa Men since launch demonstrates its potential to become an important source of growth for our overall business and an opportunity to bring new customers to the Mytheresa platform.

Following the highly successful online launch of menswear and the initial opening of the Mytheresa Men’s Store in 2020, we renovated and expanded our menswear store in Munich’s city center in June 2023, underlining our customer-first approach and greatly enhancing the shopping experience for our customers. The store has undergone a remarkable transformation, presenting an extended retail space that reflects a design concept embodying the essence of modern luxury, to become the leading destination for luxury menswear both digitally and physically. The floor space has now expanded from 100 to approximately 300 square-meters, offering a highly curated selection of men’s ready-to-wear, leather goods, accessories, and footwear collections from the world’s leading luxury brands and designers.

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

Access New Complementary Customer Categories.  We plan to increase our share of customer and household wallet share as well as attract new customers globally by investing in new categories to complement our strong existing business. Fully in line with that was the launch, in the fourth quarter of FY23, of our exclusive partnership with Bucherer, the world’s largest luxury watches and jewellery retailer from Switzerland, to offer certified pre-owned watches with an international two-year warranty and full-service package directly from the watch experts of Bucherer. The offer initially launched in Europe and covers the most elevated selection of high-end and certified pre-owned timepieces from brands such Audemars Piguet, Breitling, IWC Schaffhausen, Jaeger-LeCoultre and Omega. So far, the most expensive watch sold on our platform was an 86,000 EUR Audemars Piguet Royal Oak watch.

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

Please refer to Note 4.1 to our audited consolidated financial statements (“Scope of Consolidation”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D.	Property, Plant and Equipment

Facilities

Our corporate headquarters are located in Aschheim (Munich), Germany. We rent our central distribution center facility in Heimstetten, Germany, which has approximately 16,970m2 of floor space for storage, merchandising operations and fulfillment and a second fulfillment center in Leipzig, Germany with approximately 54,550m2 of floor space. We also rent additional office space in London, Shanghai, Berlin, Barcelona, New York and Milan, in addition to our retail stores in Munich.  As part of our strategic focus on global growth, operational excellence and continued profitability, we announced on 16 July 2024 the consolidation of our distribution and shipping functions into our newly opened state-of-the-art distribution center in Leipzig, Germany, which already covers 80% of all customer shipments. This move is a commitment to optimizing our global shipping capabilities even further and meeting the demands of our luxury clientele. We anticipate that this change will result in increased customer satisfaction and cost-effective operations thanks to the unique location of the Leipzig distribution center at the DHL airport, allowing for much faster international shipping. In connection with the consolidation of our distribution and shipping functions, our legacy distribution center in Heimstetten, Germany will be closed. All stock will be transitioned to the Leipzig distribution center, and all staff affected by this change have been offered the opportunity to transfer to the distribution center in Leipzig or otherwise be supported with socially acceptable agreed solutions.

The following table sets forth information with respect to our facilities as of June 30, 2024:

			Lease	Right of
Location	Type	Square Meters	Expiration	Renewal
Aschheim, Germany	Corporate Headquarters	9,830	Dec. 2032	Yes
Heimstetten, Germany	Fulfillment Center	16,970	Jun. 2025	Yes
Leipzig, Germany	Fulfillment Center	54,550	Apr. 2033	Yes
Munich, Germany	Store	1,625	Dec. 2027	Yes
Munich, Germany	Store	102	Dec. 2027	Yes
Milan, Italy	Photo Studio	1,815	Aug. 2025	Yes
Milan, Italy	Photo Studio	80	Aug. 2027	Yes
Milan, Italy	Office space	56	Dec. 2029	Yes
Shanghai, China	Office space	49	Feb. 2025	Yes
Berlin, Germany	Office space	250	Sep. 2025	Yes
Barcelona, Spain	Office space	1,575	Feb. 2028	No
New York, USA	Office space	390	May. 2027	No
London, United Kingdom	Office space	180	Dec. 2025	Yes

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

Business Overview

Mytheresa is a leading luxury multi-brand digital platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. We are not just a luxury e-commerce platform. We create a luxury community for luxury enthusiasts and create desirability through digital and physical experiences. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

Business Highlights

Despite a slight decrease in the number of active customers from 856,345 in FY23 to 852,223, in FY24 our company experienced a growth of top customers by 5.0%, a notable increase in both the average order value from €654 in FY23 to €703 in FY24 and net sales from €766.0 million in FY23 to €840.9 million in FY24. This trend indicates that while we have a very similar customer base compared to the previous fiscal year, the remaining customers are engaging more deeply with our products. For the fiscal year ended June 30, 2024 gross profit was at €384.5 million, an increase of €4.6 million or 1.2% year-over-year. Operating Loss is at €22.0 million in fiscal 2024 compared to an Operating loss of €8.7 million in fiscal 2023. Net loss increased to €24.8 million in fiscal 2024 from €17.0 million in fiscal 2023. In fiscal 2024, we reported Adjusted Net Income of €7.7 million compared to €18.4 million in fiscal 2023. Additionally, in fiscal 2024, we generated €10.6 million compared to €26.8 million, in prior year period of Adjusted Operating Income, €25.8 million of Adjusted EBITDA compared to €38.4 million in fiscal 2023.

Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “Item 5: Operating and financial review and prospects – A. Operating Results”.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of this report titled “Risk Factors.”

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

Customer Acquisition Cost. We define CAC as all of our online marketing expenses, excluding software costs, which we attribute to acquiring new customers in a given year, divided by the number of customers who placed their first order in the relevant year. These costs accounted for approximately 80% of our total marketing expense in fiscal 2024 as we exclude public relations and creative production costs, as well as marketing expense attributable to retaining existing customers when evaluating CAC. We manage CAC methodically, continually using customer data to optimize our global customer acquisition strategy.

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

Net Sales per Active Customer

The fiscal 2016 cohort’s LTV has increased over time as a result of repeat purchases and increased spend by retained customers. This results in a 4.0 times payback of our original cost to acquire this customer, demonstrating our marketing efficiency and profitable model. The following chart illustrates the efficiency of our customer acquisitions, as well as the profitability associated with retaining customers.

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

The increasing share of our net sales from existing customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. We define cohort net sales retention as net sales attributable to a given customer cohort divided by the total net sales attributable to the same customer cohort from the prior fiscal year. We retained approximately 80% of net sales from prior year cohorts in fiscal 2024.

Additionally, in fiscal 2024 we retained greater than 94% of the net sales from 2022 cohorts and prior. This cohort behavior demonstrates our ability to not only retain customers, but to also increase active customers’ spend on our platform as our loyal customers place orders more frequently at increasing average order values.

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

Growth of Online Luxury

The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected. The global luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further reaching €540-580 billion by 2030, more than double its size in 2020, according to the 2024 Bain Study.

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built our full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2023, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

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

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new distribution center in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to Mytheresa Group distribution centers; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

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

Finance income (cost), net

in fiscal 2023 and fiscal 2024 consist of our finance costs related to interest expense on our leases as well as on our former Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”) and current Revolving Credit Facility with Commerzbank Aktiengesellschaft (“Commerzbank”), UniCredit Bank AG (“UniCredit”) and J.P. Morgan SE (together, our “new Revolving Credit Facility”). As of June 30, 2024 Mytheresa Group has entered into a new Revolving Credit Facility agreement totaling €75.0 million that replaced the existing Revolving Credit Facilities.

A.	Operating Results

For a discussion of (i) our results of operations, including selected segment information, for the year ended June 30, 2024, including a year-over-year comparison between fiscal 2023 and fiscal 2022, and (ii) our liquidity and capital resources for the years ended June 30, 2023 and June 30, 2022, please refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023, “Item 5: Operating and financial review and prospects.”

Operating Results and Operating Metrics of the Group

The following table sets forth our results of operations for the periods presented.1 The period to period comparison of financial results is not necessarily indicative of future results.

	Fiscal year ended
(in € thousands)	June 30, 2022	June 30, 2023	June 30, 2024

Net sales	687,781	766,003	840,852
Cost of sales, exclusive of depreciation and amortization	(334,758)	(386,027)	(456,320)
Gross profit	353,023	379,976	384,532
Shipping and payment cost	(97,697)	(114,785)	(135,547)
Marketing expenses	(96,093)	(112,001)	(96,708)
Selling, general and administrative expenses	(148,172)	(147,691)	(159,292)
Depreciation and amortization	(9,088)	(11,653)	(15,205)
Other income (expense), net	892	(2,527)	267
Operating income (loss)	2,865	(8,682)	(21,953)
Finance income (costs), net	(998)	(2,460)	(4,772)
Income (loss) before income taxes	1,867	(11,142)	(26,725)
Income tax expense	(11,184)	(5,877)	1,814
Net loss	(9,317)	(17,019)	(24,911)

The following table sets forth each line item within the statement of profit as a percentage of net sales for each of the periods presented.

	Fiscal year ended
(in % of Net sales)	June 30, 2022	June 30, 2023	June 30, 2024

Net sales	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(48.7%)	(50.4%)	(54.3%)
Gross profit	51.3%	49.6%	45.7%
Shipping and payment cost	(14.2%)	(15.0%)	(16.1%)
Marketing expenses	(14.0%)	(14.6%)	(11.5%)
Selling, general and administrative expenses	(21.5%)	(19.3%)	(18.9%)
Depreciation and amortization	(1.3%)	(1.5%)	(1.8%)
Other income (expense), net	0.1%	(0.3%)	0.0%
Operating income (loss)	0.4%	(1.1%)	(2.6%)
Finance (expense) income, net	(0.1%)	(0.3%)	(0.6%)
Income (loss) before income taxes	0.3%	(1.5%)	(3.2%)
Income tax expense	(1.6%)	(0.8%)	0.2%
Net loss	(1.4%)	(2.2%)	(3.0%)

1.	The comparative information is revised on account of revision of comparative figures. Please see Note 6.

Comparison of the Years Ended June 30, 2023 and 2024

Net sales

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Net sales	766,003	840,852	74,849	9.8%
Gross Merchandise Value (GMV)	853,190	913,580	60,389	7.1%
Net sales percentage of GMV	89.8%	92.0%		220 BPs

Net sales increased from €766.0 million for the fiscal year ended June 30, 2023 to €840.8 million for the fiscal year ended June 30, 2024. The higher net sales growth during the year ended June 30, 2024 compared to the GMV growth is due to several wholesale brands performing better than individual CPM brands. Performance of CPM brands is only reflected with the commission we receive in net sales. The growth of GMV and Net Sales resulted from the increase of total orders shipped. The share of commission from the CPM is below 10% of net sales. Seven fashion brands had switched from the wholesale model to CPM as of June 30, 2023 and 2024.

Cost of sales, exclusive of depreciation and amortization

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Cost of sales, exclusive of depreciation and amortization	(386,027)	(456,320)	(70,293)	18.2%
Percentage of Net sales	(50.4%)	(54.3%)		(390 BPs)
Percentage of GMV	(45.2%)	(49.9%)		(470 BPs)

Cost of sales, exclusive of depreciation and amortization for the fiscal year ended June 30, 2024 increased by €70.3 million, or 18.2%, compared to the fiscal year ended June 30, 2023. The increase during the periods presented resulted mostly from an increase in Net sales and a lower gross profit margin achieved on those orders. For fiscal year ended June 30, 2024, cost of sales, exclusive of depreciation and amortization as a percentage of net sales increased from 50.4% to 54.3% compared to the same period in 2023. Due to increased promotional activities of competitors, we had a lower full price share in relation to our sale share i.e. our share of products sold at full price was below our targeted level. For CPM, no cost of sales incurred given that the purchase price of the goods sold is borne by the brand partner.

Gross profit

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Gross profit	379,976	384,532	4,556	1.2%
Percentage of Net sales	49.6%	45.7%		(390 BPs)
Percentage of GMV	44.5%	42.1%		(240 BPs)

For the fiscal year ended June 30, 2024 gross profit was at €384.5 million, an increase of €4.5 million or 1.2% year-over-year. For that period the gross profit margin in relation to net sales decreased to 45.7% in the fiscal year ended June 30, 2024 compared to the previous fiscal year with 49.6%. This decrease was mostly due to promotion driven operative gross profit margin slippage and financial effects driven mostly by a stronger performance of several wholesale brands in relation to individual CPM brands. If certain wholesale brands perform better than individual CPM brands, then the gross margin decreases mathematically as only the commission with CPM brands is accounted for in net sales with a 100% gross profit margin. We still experience a high level of promotions as competitors are trying to balance their inventory levels. Consequently, our full price share in relation to our sale activities continues to be lower than in the preceding year’s periods.

Shipping and payment costs

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Shipping and payment cost	(114,785)	(135,547)	(20,762)	18.1%
Percentage of Net sales	(15.0%)	(16.1%)		(110 BPs)
Percentage of GMV	(13.5%)	(14.8%)		(130 BPs)

Shipping and payment costs increased by €20.8 million, or 18.1%, from €114.8 million for the fiscal year ended June 30, 2023 to €135.55 million for the fiscal year ended June 30, 2024. The increase results from an increase in revenue from sale outside European countries and the corresponding increase in shipping and custom expenses. The shipping and payment costs ratio in relation to net sales increased by 110 BPs. The shipping and payment cost ratios are driven by total orders shipped, which are in line with GMV development. The shipping and payment costs ratio increased by 130 BPs in relation to GMV.

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Shipping and payment cost	(114,785)	(135,547)	(20,762)	18.1%
Other transaction-related, certain legal and other expenses(1)	—	1,326	1,326	0.0%
Adjusted Shipping and payment cost	(114,785)	(134,221)	(19,437)	16.9%
Percentage of Net sales	(15.0%)	(16.0%)		(100 BPs)
Percentage of GMV	(13.5%)	(14.7%)		(120 BPs)
1)

Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central distribution center in Leipzig, Germany.

During the year ended June 30, 2024, €1,326 thousand were excluded from Adjusted shipping and payment costs in our ongoing process of establishing our new central distribution center in Leipzig, Germany.

Marketing expenses

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Marketing expenses	(112,001)	(96,708)	15,293	(13.7%)
Percentage of Net sales	(14.6%)	(11.5%)		310 BPs
Percentage of GMV	(13.1%)	(10.6%)		250 BPs

Marketing expenses decreased from €112.0 million for the fiscal year ended June 30, 2023 to €96.7 million for the fiscal year ended June 30, 2024.

The marketing cost ratio in relation to net sales decreased by 310 BPs due to a decline in marketing activities. The marketing cost ratio in relation to GMV also decreased by 250 BPs. The marketing cost ratio in relation to GMV decreased significantly as we reduced promotional activity towards aspirational customers, to focus on continuing our marketing efforts on the most promising new customer acquisition and top customer retention strategies and aligned our marketing efforts with the overall market sentiment.

Selling, general and administrative expenses

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Selling, general and administrative expenses	(147,691)	(159,292)	(11,600)	7.9%
Percentage of Net sales	(19.3%)	(18.9%)		40 BPs
Percentage of GMV	(17.3%)	(17.4%)		(10 BPs)

The total selling, general and administrative (SG&A) expenses increased by €11.6 million from €147.7 million in fiscal year ended June 30, 2023 to €159.3 million in fiscal year ended June 30, 2024. The increase is mainly due to increases in personnel expenses, rental costs, travel expenses, expenses related to the new distribution center in Leipzig and other operating expenses in the period. The Mytheresa Group recognized Share-based compensation expenses for the fiscal year ended June 30, 2024 of €18.5 million and €30.0 million for the prior period.

(in € thousands)	Year Ended
	June 30, 2023	June 30, 2024	Change Absolute	Change in%

Personnel expenses	(119,450)	(126,366)	(6,915)	5.8%
Share-based compensation	30,021	18,508	(11,513)	(38.4%)
Total Personnel expenses excl. SBC	(89,430)	(107,858)	(18,428)	20.6%
Percentage of Net sales	(11.7%)	(12.8%)		(110 BPs)
Percentage of GMV	(10.5%)	(11.8%)		(130 BPs)

The increase in personnel expenses for the year ended June 30, 2024 is mainly driven by an increase of fulfilment personnel expenses. Overall, personnel expenses excluding share - based compensation expense as a percentage of net sales increased from 11.7% to 12.8% for the year ended June 30, 2024. This is mainly driven by an increase in headcount related to the new distribution center in Leipzig.

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Personnel expenses	(119,450)	(126,366)	(6,915)	5.8%
thereof fulfilment personnel expense	(22,905)	(27,166)	(4,261)	18.6%
Percentage of Net sales	(15.6%)	(15.0%)		60 BPs
Percentage of GMV	(14.0%)	(13.8%)		20 BPs

General and administrative expenses	(28,241)	(32,926)	(4,685)	16.6%
Percentage of Net sales	(3.7%)	(3.9%)		(20 BPs)
Percentage of GMV	(3.3%)	(3.6%)		(30 BPs)
Selling, general and administrative expenses	(147,691)	(159,292)	(11,600)	7.9%

General and administrative expenses increased by €4.7 million, from €28.2 million during the fiscal year ended June 30, 2023 to €32.9 million during the fiscal year ended June 30, 2024, mainly due to rental costs, travel expenses and other operating expenses, in the period. Personnel expenses increased by €6.9 million from €119.5 million during the fiscal year ended June 30, 2023 to €126.4 million during the fiscal year ended June 30, 2024, mainly due to the increase of FTE in the new distribution center in Leipzig, Germany.

(in € thousands)	Year Ended
	June 30,	June 30,	Change	Change
	2023	2024	Absolute	in % / BPs

Selling, general and administrative expenses	(147,691)	(159,292)	(11,600)	7.9%
Share-based compensation (1)	30,021	18,361	(11,660)	(38.8%)
Other transaction-related, certain legal and other expenses (2)	5,446	12,950	7,504	137.8%
Adjusted SG&A	(112,225)	(127,981)	(15,756)	14.0%
Percentage of Net sales	(14.7%)	(15.2%)		(50 BPs)
Percentage of GMV	(13.2%)	(14.0%)		(80 BPs)
(1)

Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

(2)

Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central distribution center in Leipzig, Germany. The increase of Other transaction - related, certain legal and other expenses is mostly due to the costs of establishing our new distribution center in Leipzig.

Excluding the Share-based compensation expenses (SBC) and other transaction-related costs, certain legal and other expenses, the Adjusted SG&A expenses as a percentage of net sales increased for the fiscal year ended June 30, 2024 from 14.7% to 15.1% compared to the prior year period, due to higher personnel expenses, rental costs, travel expenses, and other operating expenses, in the periods.

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

Depreciation and amortization

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Depreciation and amortization	(11,653)	(15,205)	(3,551)	30.5%
Percentage of Net sales	(1.5%)	(1.8%)		(30 BPs)
Percentage of GMV	(1.4%)	(1.7%)		(30 BPs)

Depreciation and amortization expenses, increased from €11.6 million for the fiscal year ended June 30, 2023 to €15.2 million for the fiscal year ended June 30, 2024, due to higher depreciation in right of use assets related to the new distribution center in Leipzig, Germany.

Finance income (costs), net

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Interest expenses on revolving credit facilities	(401)	(1,861)	(1,460)	363.9%
Interest expenses on leases	(2,417)	(2,916)	(499)	20.6%
Total Finance costs	(2,818)	(4,777)	(1,959)	69.5%

Other interest income	358	5	(354)	(98.7%)
Total Finance income	358	5	(354)	(98.7%)
Finance income (costs), net	(2,460)	(4,772)	(2,312)	94.0%
Percentage of Net sales	(0.3%)	(0.6%)		(30 BPs)
Percentage of GMV	(0.3%)	(0.5%)		(20 BPs)

Total interest and other expenses on our Revolving Credit Facilities was €0.4 million during the fiscal year ended June 30, 2023 and €1.86 million during the fiscal year ended June 30, 2024, respectively. For the year ended June 30, 2024 transaction costs of €0.6 million related to the new Revolving Credit Facility have been allocated to both long and short-term prepaid expenses and will be amortized based on the maturity until September 2026.

Total interest expense on leases capitalized under IFRS 16 was €2.4 million and €2.9 million during the fiscal year ended June 30, 2023 and 2024. The increase is mainly related to the new distribution center in Leipzig, Germany.

Income tax expense

(in € thousands)	Year Ended
			Change	Change
	June 30, 2023	June 30, 2024	Absolute	in % / BPs

Income tax (expense) income	(5,877)	1,814	7,691	(130.9%)
Percentage of Net sales	(0.8%)	0.2%		100 BPs
Percentage of GMV	(0.7%)	0.2%		90 BPs

Income tax (expense) income include the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period. For further information see Note 11. Income tax expenses have decreased compared to Fiscal year ended June 30,2023 mainly due to the tax losses incurred by the German tax group during the fiscal year ended June 30, 2024.

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

Assets are not allocated to the different business segments for internal reporting purposes.

The following table shows our net sales and Segment EBITDA for the fiscal year ended June 30, 2022, 2023 and 2024, respectively, for each segment.

	Fiscal Year Ended
(in € thousands)	June 30, 2022	June 30, 2023	June 30, 2024

Online
Net Sales	672,515	751,299	826,690
Segment EBITDA	80,350	48,729	37,396

Retail Stores
Net Sales	15,266	14,704	14,162
Segment EBITDA	4,229	4,966	4,516

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group’s net sales by geographic location:

	For the fiscal year ended
(in € thousands)	June 30, 2022		June 30, 2023		June 30, 2024
Germany	128,251	18.6%	128,109	16.7%	127,867	15.2%
United States	108,435	15.8%	137,521	18.0%	171,795	20.4%
Europe (excluding Germany) (1)	275,322	40.0%	298,998	39.0%	332,575	39.6%
Rest of the world (1)	175,773	25.6%	201,375	26.3%	208,615	24.8%
	687,781	100.0%	766,003	100.0%	840,852	100.0%
(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

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

We use the following metrics in addition to Segment EBITDA to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Fiscal Year Ended
				FY24 vs FY23
	June 30, 2022	June 30, 2023	June 30, 2024	Change in % / BPs
(in millions)
Gross Merchandise Value (GMV) (1)	€ 745.3	€ 853.2	€ 913.6	7.1%
Active customer (LTM in thousands) (2)	781	856	852	(0.5%)
Total orders shipped (LTM in thousands) (2)	1,765	2,012	2,090	3.9%
Average order value (LTM) (2)	626	654	703	7.4%
Net sales	€ 687.8	€ 766.0	€ 840.9	9.8%
Gross profit	€ 353.0	€ 380.0	€ 384.5	1.2%
Gross profit margin	51.3%	49.6%	45.7%	(390 BPs)
Operating Income (loss)	€ 2.9	€ (8.7)	€ (22.0)	152.9%
Operating Income (loss) margin	0.4%	(1.1%)	(2.6%)	(150 BPs)
Net loss	€ (9.3)	€ (17.0)	€ (24.9)	46.4%
Net loss margin	(1.4%)	(2.2%)	(3.0%)	(80 BPs)
Adjusted EBITDA(3)	€ 66.7	€ 38.4	€ 25.8	(32.8%)
Adjusted EBITDA margin(3)	9.7%	5.0%	3.1%	(190 BPs)
Adjusted Operating Income(3)	€ 57.7	€ 26.8	€ 10.6	(60.3%)
Adjusted Operating Income margin(3)	8.4%	3.5%	1.3%	(220 BPs)
Adjusted Net Income(3)	€ 45.5	€ 18.4	€ 7.7	(58.4%)
Adjusted Net Income margin(3)	6.6%	2.4%	0.9%	(150 BPs)
(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.
(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in the current and prior periods presented have been changed to reflect our updated methodology in adjusting for share-based compensation.

(in € thousands)	Fiscal Year Ended
	June 30, 2022	June 30, 2023	June 30, 2024

Net loss	(9,317)	(17,019)	(24,911)
Finance (income) expenses, net	998	2,460	4,772
Income tax expense	11,184	5,877	(1,814)
Depreciation and amortization	9,088	11,653	15,205
thereof depreciation of right-of use assets	5,657	8,492	9,490
EBITDA	11,953	2,971	(6,748)
Other transaction-related, certain legal and other expenses (1)	2,493	5,446	14,081
Share-based compensation(2)	52,303	30,021	18,508
Adjusted EBITDA	66,749	38,438	25,841

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 687,781	766,003	840,852
Adjusted EBITDA margin	9.7%	5.0%	3.1%

(in € thousands)	Fiscal Year Ended
	June 30, 2022	June 30, 2023	June 30, 2024

Operating Income (loss)	2,864	(8,682)	(21,953)
Other transaction-related, certain legal and other expenses(1)	2,493	5,446	14,081
Share-based compensation(2)	52,303	30,021	18,508
Adjusted Operating Income	57,659	26,785	10,636

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 687,781	766,003	840,852
Adjusted Operating Income margin	8.4%	3.5%	1.3%
(1)

Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central distribution center in Leipzig, Germany.

(2)

Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

(in € thousands)	Fiscal Year Ended
	June 30, 2022	June 30, 2023	June 30, 2024

Net loss	(9,317)	(17,019)	(24,911)
Other transaction-related, certain legal and other expenses(1)	2,493	5,446	14,081
Share-based compensation(2)	52,303	30,021	18,508
Adjusted Net Income	45,479	18,448	7,677

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 687,781	766,003	840,852
Adjusted Net Income margin	6.5%	2.3%	0.9%
(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central distribution center in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

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

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Operating Income and Adjusted Operating Income margin

Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Net Income and Adjusted Net Income margin

Adjusted Net Income is a non-IFRS financial measure that we calculate as net Loss, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expenses. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

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

Adjusted shipping and payment costs and Adjusted shipping and payment cost ratio

Adjusted shipping and payment costs is a non-IFRS financial measure that we calculate as shipping and payment costs adjusted to exclude Other transaction-related, certain legal and other expenses in relation to establishing our new distribution center in Leipzig, Germany. Adjusted shipping and payment cost ratio is a non-IFRS measure which is calculated in relation to GMV.

Adjusted selling, general and administrative and Adjusted selling, general and administrative cost ratio

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted selling, general and administrative cost ratio is a non-IFRS measure which is calculated in relation to GMV.

B. Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new distribution center in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, respective cash and cash equivalents and our new Revolving Credit Facility.

As of June 30, 2024, our cash and cash equivalents were €15.1 million. As of June 30, 2024, approximately 72% of our cash and cash equivalents were held in Germany, of which approximately 15% were denominated in U.S. Dollars. No other foreign currency held in Germany accounted for more than 10% of our cash and cash equivalents. Approximately 28% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds.

As of June 30, 2024, Mytheresa Group has entered into a new Revolving Credit Facility agreement totaling €75.0 million that replaced the existing Revolving Credit Facilities. The new Revolving Credit Facility has a maturity until September 2026.

Under the new Revolving Credit Facility, we have financial covenants relating to working capital as a borrowing base and a maximum group net debt leverage ratio. During fiscal year 2023 and 2024, we were in compliance with all covenants for the Revolving Credit Facilities.

As of June 30, 2024, cash used under the new Revolving Credit Facility amounted to €0. As of June 30, 2024, the Company had cash and cash equivalents of €15.1 million.

The interest rate is based on Euribor 3-months plus applicable margin for the Revolving Credit Facility, if used as basic short-term borrowings. Additionally, we use money market loans, when needed, with a usual duration of one to six months under the Revolving Credit Facility agreement with an interest rate based on Euribor 3-months plus applicable margin.

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

Consolidated Cash Flow Fiscal 2024 and Fiscal 2023

The following table shows summary consolidated cash flow information for the fiscal year ended June 30, 2022, 2023 and 2024:

	Year Ended June 30,
(in € thousands)	2022	2023	2024

Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	54,799	(55,050)	10,015
Net cash outflow from investing activities	(11,923)	(22,758)	(11,809)
Net cash (outflow) inflow from financing activities	(6,054)	(5,442)	(13,277)

Net cash (outflow) inflow from operating activities

During the fiscal year ended June 30, 2024, net cash flow from operating activities increased by €65.1 million to a cash inflow of €10.0 million, as compared to a cash outflow of €55.1 million for the fiscal year ended June 30, 2023. This increase in operating cash flow is due to an improvement in working capital, with lower increase in inventory levels, partially offset by lower increase in trade payables.

Net cash outflow from investing activities

Cash outflow in investing activities were €22.8 million and €11.8 million for the fiscal year ended June 30, 2023 and 2024, respectively. The decrease in investing activities of €11.0 million for the fiscal year ended June 30, 2024 was primarily directed towards lower capital expenditures for the new distribution center in Leipzig, Germany.

Net cash (outflow) inflow from financing activities

Net cash outflow for financing activities during the fiscal year ended June 30, 2024 was €13.3 million, as compared to €5.4 million for the fiscal year ended June 30, 2023, mainly due to increase in interest paid by €2.9 million and lease payments by €3.9 million.

C. Research and Development, Patents and Licenses

The Mytheresa Group does not perform any research and development activities. There are also currently no intentions to do so.

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Please refer to Note 5 to our consolidated financial statements (“Critical accounting judgments and key estimates and assumptions”) for further details.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of the date of this Annual Report:

Name	Nationality	Gender	Age	Term Ends	Position
Michael Kliger	German	male	57	2024	Chief Executive Officer
Dr. Martin Beer	German	male	56	2024	Chief Financial Officer
Sebastian Dietzmann	German	male	50	2025	Chief Operating Officer
Gareth Locke	French	male	49	2025	Chief Growth Officer

The business address of the members of our Management Board is the same as our business address: Einsteinring 9, 85609 Aschheim/Munich, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Michael Kliger.   Mr. Kliger has served as Chief Executive Officer and as a member of our Management Board since September 2020. He has served as President and Chief Executive Officer of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and MGG since March 2015. He previously served as VP International at eBay Enterprise from March 2013 to February 2015. Previously, Mr. Kliger served as Executive Director at Accenture from September 2010 to December 2012. Prior to that, Mr. Kliger served as Managing Director at First Capital Partners GmbH from September 2007 to September 2010. Prior to that, Mr. Kliger served as Vertriebsgeschäftsführer at real,- SB-Warenhaus GmbH from January 2005 to April 2007. Prior to that, Mr. Kliger worked at McKinsey & Company from February 1992 to December 2004 serving last as Principal. Mr. Kliger also served as a member of the Board of Directors of Valora AG from March 2017 until October 2022 and served as Chair of the Nomination and Compensation Committee. He holds an MBA from Kellogg School of Management and a Diploma degree from the Berlin University of Technology.

Dr. Martin Beer.   Dr. Beer has served as Chief Financial Officer and as a member of our Management Board since September 2020. Before joining Mytheresa in 2019, Martin Beer spent 14 years in CFO and COO roles in fast growth digital focused and B2C and B2B e-commerce companies, namely RUBIX, SYNLAB, Weltbild and DBH. Prior to this, he worked at McKinsey & Company for five years, where he was part of the European Consumer Goods Leadership Team. He holds a Masters degree in Finance and Entrepreneurial Leadership and a PHD from the European Business School.

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

Gareth Locke.   Mr. Locke has served as Chief Growth Officer since November 2020 and as member of our Management Board since February 2021. Mr. Locke has served as Chief Growth Officer of mytheresa.com GmbH since July 2016. He previously served as Head of Marketing for Zooplus AG from January 2012 until May 2016. Mr. Locke also served as Managing Director of Zooplus France SARL. Prior to that, he was Associate Partner at Aquarius Consulting GmbH from April 2010 until December 2011. Prior to that, he served as Manager Corporate Development at PAYBACK GmbH from May 2005 to March 2010, as Project Manager at Ayming GmbH from January 2003 to May 2005 and as a Consultant at Accenture in London from September 1999 to November 2002. Mr. Locke holds a Graduate business degree from the Burgundy School of Business and an MA in Economics and Finance from Leeds University Business School.

Changes to our Management Board in fiscal year 2024

Isabel May Chief Customer Experience Officer and member of our Management Board since February 2021 stepped down as member of our Management Board in March 2024.

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms as of (which expire on the date of the relevant year’s general meeting of shareholders) and their principal occupations outside of our Company:

Name	Gender	Age	Term Expires	Principal Occupation
Nora Aufreiter	female	64	2025	Director, The Bank of Nova Scotia and The Kroger Company
David B. Kaplan	male	56	2024

Co-Founder, Director, Partner of Ares Management Corporation Co-Chairman and Chief Executive Officer of Ares Acquisition Corporation, Chairman of the Board of Directors of Cedars-Sinai Medical Center, and member of the President’s Advisory Group of the University of Michigan

Marjorie Lao	female	50	2024	Director, Logitech SA, Monde Nissin UK Ltd and Sitecore Holding II A/S and on the Board of Commissioners of GoTo Gojek Tokopedia Group (Indonesia)
Cesare Ruggiero	male	47	2024	Managing Director, CPPIB, member of the Board of Informatica Inc. and of Ports of America
Susan Gail Saideman*	female	62	2024	Director, Church & Dwight Co., Inc. and serves on the advisory board of Endeavor.org
Michaela Tod*	female	54	2024	Director, a member of the Supervisory board of Robert Walters PLC. She served as an independent board member at Chiaro Technology ltd since November 2022 and stepped into the role of CEO in July 2023
Sascha Zahnd*	male	49	2024	Director, member of the Board and Audit Committee of Logitech and independent board member and member of the strategy committee of Valeo in France.
*	Independent Directors for purposes of the Dutch Corporate Governance Code

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Nora Aufreiter.   Ms. Aufreiter was appointed as member and chairperson of our Supervisory Board effective 1 July 2021. She currently serves on the Audit Committee and the Nominating, Governance and Compensation Committee. She is a former director and senior partner of McKinsey & Company, a global management consulting firm. Throughout her 27 year career at McKinsey, Ms. Aufreiter held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Retail practice, the Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in the U.S., Canada and internationally serving her clients in consumer facing industries including major retailers, financial institutions and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia where she is chair of the compensation committee and is a member of the risk committee. She is also a member of the Board of Directors of The Kroger Company where she is chair of the public responsibilities committee and a member of the finance committee. In addition, Ms. Aufreiter is on the board of a privately held company, Cadillac Fairview Property Trust, a subsidiary of Ontario Teachers’ Pension Plan. Ms. Aufreiter also serves on the boards of Unity Health Toronto, and is a member of the Dean’s Advisory Board for the Ivey Business School in London, Ontario, Canada. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. In June, 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at The University of Western Ontario.

David B. Kaplan.   Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation. He is a member of the Ares Executive Management Committee and serves on several Ares Investment Committees including, among others, the Ares Corporate Opportunities and Ares Special Opportunities Investment Committees. Additionally, Mr. Kaplan is the Co-Chairman and Chief Executive Officer of Ares Acquisitions Corporation II. Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of MYT Netherlands Parent B.V., the parent entity of Mytheresa GmbH. Mr. Kaplan also serves as a member of the board of directors of X-Energy Reactor Company, LLC and as the Chairman of the board of directors of the parent entity of Cooper’s Hawk Winery & Restaurants. Mr. Kaplan’s previous public company board experience includes Floor & Decor Holdings, Inc., Maidenform Brands, Inc., where he served as the company’s Chairman, GNC Holdings, Inc., Dominick’s Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as Chairman of the Board of Directors of Cedars-Sinai Medical Center, and on the President’s Advisory Group of the University of Michigan. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma, from the University of Michigan with a Bachelor of Business Administration degree, concentrating in Finance.

Marjorie Lao.   Marjorie Lao (1974) was appointed to our Supervisory Board in November 2020, and currently serves as Vice-Chairperson of the Board and Chairperson of the Audit Committee. Ms. Lao is the former Executive Vice President and Chief Financial Officer of the LEGO Group, a position she held from February 2017 to March 2020, after serving as Senior Vice President - Finance and Senior Vice President - Corporate Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President – Projects at Seadrill Limited during 2013. She served as the Senior Vice President - Finance and Chief Financial Officer at Tandberg ASA from 2006 to 2010, and as Vice President – Business Development and M&A in 2006. When Tandberg was acquired by Cisco Systems, Inc., Ms. Lao joined Cisco as Senior Director – Finance and Senior Director – Strategy and Business Analytics from 2010 to 2012. Previously, she held Finance and Strategy managerial positions at McKinsey & Company and Procter & Gamble Company in Asia. Ms. Lao currently serves on the Board of Directors of Logitech SA, Monde Nissin UK Ltd, and Sitecore Holding II A/S, and on the Board of Commissioners of GoTo Gojek Tokopedia (Indonesia). She is also a member of the Harvard Business School European and Global Advisory Boards. Born in the Philippines, Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines, and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

Cesare J. Ruggiero.   Mr. Ruggiero has served as a member of our Supervisory Board since September 2020 and currently serves on the Nominating, Governance and Compensation Committee. Mr. Ruggiero is a managing director with CPP Investments and leads the Portfolio Value Creation group. He works with portfolio companies across private equity, infrastructure and sustainable energies investments to achieve full value potential. He serves on the Private Equity Investment Committee. Prior to joining CPP Investments in 2014, Cesare worked at The Boston Consulting Group (BCG) where he advised companies in business strategy and operational improvement. Prior to BCG, Cesare worked at Capgemini (formerly Cap Gemini Ernst & Young) as the head of the U.S. M&A practice area and co-led the global M&A practice. Mr. Ruggiero is a member of the Board and the Nomination and Governance Committee of Informatica Inc. since July 2023. He serves on the board of Ports of America and is member of the Compensation Committee and Operations Committee since December 2021. Cesare holds an Hons. BA with high distinction in International Relations from the University of Toronto.

Susan Gail Saideman.   Ms. Saideman was appointed to our Supervisory Board in November 2020 and currently serves on the Audit Committee and is Chairperson of the Nominations, Governance and Sustainability Committee. Ms. Saideman is the Chief Executive Officer and founder of Portage Bay Limited which provides consulting and advisory services. Previously, Ms. Saideman served as the General Manager for Amazon, Inc. (e-commerce) in Seattle from November 2013 to November 2016 and January 2019 to August 2019, and in London as head of Amazon Fashion from November 2016 to December 2018. Prior to joining Amazon, Ms. Saideman held a series of General Management roles at Mars, Mikasa, Newell Rubbermaid and Campbell Soup. In these roles, she worked across channels that included retail stores, wholesale and ecommerce as well as geographies that included the United States, Canada, Europe, China, India, Japan and the Middle East. Ms. Saideman started her career in finance at Chase Manhattan and as a strategy consultant at Bain & Company before joining PepsiCo where she was promoted through increasingly responsible positions at Pepsi-Cola North America and KFC. Currently, Ms. Saideman is a board member of Church & Dwight since June 2019 where she is also on the Audit and Governance, Nominating & Corporate Responsibility Committees. She serves on the advisory board of Endeavor.org. Previously, she was on the board of PrePac Manufacturing and DevaCurl. She also previously served on the boards of FIRST Washington and Harvey Mudd College. Ms. Saideman holds an MBA from Harvard business School and a BA from Dartmouth College.

Michaela Tod.   Ms. Tod was appointed to our Supervisory Board in January 2021 and chairs the Compensation Committee since September 2022. Ms. Tod previously served as the co-Chief Executive Officer of ProSiebenSat1, a German broadcaster. Prior to this she spent 14 years at Dyson Technology Ltd, a premium electronics firm. At Dyson, she spent extensive time in East Asia and served as President of the Greater China region. Ms. Tod is also on the board of Robert Walters plc, a global recruitment firm. She served as an independent board member at Chiaro Technology ltd since November 2022 and stepped into the role of CEO in July 2023. Ms. Tod holds an M.A. in Business and Economics from Wirtschaftsuniversität Vienna, Austria.

Sascha Zahnd.   Mr. Zahnd was appointed to our Supervisory Board in December 2020 and serves on our Audit Committee. Mr. Zahnd is the former Vice President Global Supply Chain from 2016 to 2019 and Vice President EMEA at Tesla Inc. from 2019 until end of 2020, an automotive and clean energy company. Prior to joining Tesla, Mr. Zahnd was the Vice President, Supply & Procurement at ETA S.A./The Swatch Group, a company designing and manufacturing watches, from 2010 to 2016. From 2001 to 2010, Mr. Zahnd held a series of management positions at IKEA, a multinational conglomerate in the home furnishing space. Mr. Zahnd serves on the Board and Audit Committee of Logitech, is a Swiss public company listed on the SIX Swiss Exchange. He also serves as an independent board member and member of the Strategy Committee of Valeo, a European company listed at Euronext in Paris governed by the laws of France and Europe. Mr. Zahnd is the former non-executive chairman and a member of the Audit Committee of Valora Holding AG, a Swiss retail holding company. He also served as president and a member of the Executive and Steering Committees of the Board of digitalswitzerland, an association and foundation of leading companies, organizations, academia and politics with the goal of establishing Switzerland as a leading global digital innovation hub.

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

Agreements regarding the Supervisory Board and the Management Board

No arrangements or understandings exist with any major shareholder, customer, supplier or other person pursuant to which any member of our supervisory board or management board has been appointed or elected

Changes to our Supervisory Board in fiscal year 2024

There have been no changes to the Supervisory Board in FY 24. At all times, the composition of the Supervisory Board was such that the members were able to act critically and independently of one another as provided for under best practice provisions 2.1.7 to 2.1.9 of the Dutch Corporate Governance Code.

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

In fiscal year 2024, the Supervisory Board held five meetings. All but three meetings had a (virtual) attendance of 100%, at two meetings (virtual) attendance was 85%. At the meetings standard items like financial and operational performance, governance and compliance and risks associated with operations, IR updates and reports from the committees were discussed. The budget for the upcoming year fiscal year 2024 was approved. The Supervisory Board discussed the company strategy, it received updates on the logistics infrastructure and on technology and cyber security. The Supervisory Board discussed the Company strategy in February 2024 during an all-day meeting and the Strategy Plan and the strategy initiatives were approved by the Supervisory Board in February 2024. During fiscal year 2024, two sustainability updates were presented to the Supervisory Board: one in September 2024 on the achievements of fiscal year 2023 and to present the progresses and next steps of the ESG framework and the draft of the ESG report, and the second in February 2024 to present the sustainability progress of the first months of the fiscal year.

The Supervisory Board approved an executive officer incentive compensation recovery policy in November 2023 and an updated version of the Diversity Policy of the Company. In June 2024, the Supervisory Board approved the short-term incentive plan (“STI”) for fiscal year 2025 and the long-term incentive plan (“LTI”) for 2025- 2027. After each meeting, the Supervisory Board met without management present.

The Audit Committee held four meetings all with a (virtual) attendance of nearly 100%. At the meetings regular items such as the interim review of the financial results, accounting, tax, risk management, legal and compliance, data protection and privacy, internal controls (SOX), treasury and insurance were discussed. In addition, there were in depth discussions about the design and operation of the internal control framework and risk management of MYT Netherlands, the group policy on risk management, internal audit, cyber security and data protection. The Audit Committee recommended to re-appoint KPMG as external auditor for the financial years up to and including 2026 and approved services to be provided by KPMG. The external auditor was present at four meetings. The Audit Committee met twice with the external auditor without management present. The Audit Committee discussed the Dutch statutory accounts for financial year 2024 in the presence of KPMG, the appointment of the external auditor and the quarterly financial statements and the earnings announcements. The head of internal audit has direct access to the Audit Committee and reports periodically to the Audit Committee regarding the activities of the Internal Audit Department’s activities. The Audit Committee met with the head of internal audit without management present regularly. The Audit Committee approved the focus areas for fiscal year 2024 in November 2023 and approved the audit plan for fiscal year 2024 in May 2024.

The Compensation Committee met in September, October and December 2023 and in February and May 2024.At these meetings the Compensation Committee discussed the short term and long term executive incentive plans and its targets, reviewed the charter of the Compensation Committee and discussed the remuneration of the members of the management board.

The Nominations, Governance and Sustainability Committee met in September 2023 and in February and May 2024. At its meetings the Nominations, Governance and Sustainability Committee discussed the implementation of the diversity and inclusion initiatives and the diversity policy, it reviewed the composition of the Boards, the succession matrix for the Management Board and it reviewed the skills matrix of the Supervisory Board. During the year, the Committee received a detailed presentation on the first three tiers of management below the Chief Executive Officer. The ESG report and the charter of the Nominations, Governance and Sustainability Committee were reviewed. It made proposals for the re-appointment of members of the Management Board and the Supervisory Board.

The Supervisory Board considers the evaluation of the boards, its committees and its members to be an important aspect of corporate governance. The Supervisory Board undertakes an annual evaluation of its own effectiveness and performance, of its Committees and individual members and of the Management Board and its individual members. In May 2024, the evaluation process was conducted internally and supported by the company secretary. Using questionnaires completed by all directors, the key areas which were explored included: board composition and functioning, access to and relationship with management, board expertise and dynamics, talent and succession planning, the Supervisory Board’s key areas of supervision in relation to strategy development, setting and monitoring the Company’s culture and values, financial performance, market developments, ESG topics, diversity and inclusion and risk and governance. The review also covered the performance of the Committees and their effectiveness in achieving objectives and fulfilling their terms of reference. The results of the board evaluation were discussed in the Nominating, Governance and Sustainability Committee and subsequently presented to the Supervisory Board and the Management Board. The outcome of the evaluation confirmed that the Management Board, the Supervisory Board and the Committees continue to operate effectively, and that all of our directors continue to demonstrate commitment to their role.

In accordance with the Articles of Association, all members of the Management Board and all members of the Supervisory Board will retire from the boards at the 2024 Annual General Meeting due to expiration of their terms and will offer themselves for re-appointment. Based on the results of annual evaluation of the boards, its committees and its members seeking re-appointment at the 2024 Annual General Meeting, the Supervisory Board has accepted a recommendation from the Nominations, Governance and Sustainability Committee that each of the members of the boards be proposed for re-appointment at the 2024 Annual General Meeting.

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

B. Compensation

Management Board Members

The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended June 30, 2024 was in total combined €17,481 thousand (previous year: €26,077 thousand). See note 27 in the Notes in the Consolidated Financial Statements for further details.

Our management board held the following shares and/or options (both vested and unvested) as of June 30, 2024:

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022 and 2023 the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023 certain stock options were granted to selected key management members. Mytheresa Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

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

As of July 1, 2022, 294,424 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 103,048 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 191,376 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for the closing share price of the grant date.

As of July 1, 2023, 1,968,750 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,063,125 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 905,625 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2026 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 1,968,750 RSUs, which was approved in the AGM on November 8, 2023.

1,868,195 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair value. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained on November 8, 2023.

Additionally, On December 15, 2023 further 435,854 stock options were granted, with service commencement date July 1, 2023 on similar terms to same selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair value. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the time of communication on December 15, 2023 after approval of the AGM.

The following table summarizes the main features of the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan

Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Stock Options	Stock Options
Service commencement date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	July 1, 2023	July 1, 2023	July 1, 2023	July 1, 2023
Grant date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	November 8, 2023	November 8, 2023	November 8, 2023	December 15, 2023
Number granted	32,219	59,836	103,048	191,376	1,063,125	905,625	1,868,195	435,854
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date

Supervisory Board Members

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended June 30, 2024 was in total combined €1,001 thousand (previous year: €773 thousand).

iii)	Annual Plans

Supervisory Board Members Plan

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

As of May 8, 2023, 67,264 RSUs were granted to four Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

As of September 5, 2023, 11,478 RSUs were granted to one Supervisory Board Member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on September 5, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.63, the closing share price of the grant date.

As of November 8, 2023, 149,147 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on November 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.52, the closing share price of the day before the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan

Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022	May 8, 2023	September 5, 2023	November 8, 2023
Number granted	15,384	7,393	22,880	11,467	67,264	11,478	149,147
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares vested in full on February 8, 2023.	The restricted shares vested in full on June 30, 2023	The restricted shares Units vested in full on May 8, 2024	The restricted shares Units are scheduled to vest in full on September 5, 2024	The restricted shares Units are scheduled to vest in full on November 8, 2024

MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan

In connection with the IPO we adopted the 2020 Plan, under which we granted equity-based awards in order to attract, motivate and retain employees and other service providers, align the interests of such persons with our shareholders, and promote ownership of our equity or pay incentive compensation, including incentive compensation measured by reference to the value of our equity. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan and selected employees. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2. At the annual general meeting held in November 2023, the general meeting of the company adopted an amended and restated incentive compensation plan, referred as the MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan (the “2023 Plan”). The 2023 Plan no longer includes the Alignment Grant and the Restoration Grant. From 2023, restricted share units are granted to supervisory board members as part of their remuneration.

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

Effective for the financial year following the completion of this Annual Report, we established that the annual STI award has two performance goals: (i) a Gross Merchandise Value (GMV) goal, and (ii) an adjusted EBITDA goal, each of which is weighted in such amounts as determined by the Supervisory Board. The Supervisory Board may also adopt new or different performance goals at the beginning of the financial year. The GMV and the adjusted EBITDA goals are set by the Supervisory Board at the beginning of such financial year based on the approved budget for such financial year.

LTI.   The LTI is an award of equity or equity-based compensation that is intended to encourage long-term economic and shareholder value creation, align the interests of the Management Board with those of the shareholders and ensure retention of the members of the Management Board. The LTI consist of an award of to acquire ordinary shares or ADSs, which takes the form of restricted share units, that are subject to the terms and conditions of the MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan, as in effect from time to time (the “2023 Plan”), and an award agreement to be entered into between the Company and the Management Board member. The number, terms and frequency of LTI awards granted to members of the Management Board is determined by the Supervisory Board after taking into account market levels and company-specific circumstances.

Effective for the financial year 2024 the LTI consist of a combination of performance-vesting equity awards, time-vesting equity awards and awards of share options in each case, which represents the right to receive or purchase ADSs following satisfaction of the applicable vesting criteria, for members of the Management Board and the senior management group.

Annual LTI grants of performance-vesting equity awards, time-vesting equity awards and share options are made to each member of the Management Board in such amount, including the weighting of such amount, and subject to such other terms and conditions as determined by the Supervisory Board in accordance with the terms of our remuneration policy, as in effect from time to time.

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

Share option awards represent the right to purchase ADSs at a predetermined exercise price. The awards will generally vest annually over a three year period from the date of the grant, subject to continued employment through each vesting date.

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

A member of the Supervisory Board who serves for only a portion of a given fiscal year or who holds the position of chairperson or vice-chairperson of the Supervisory Board, or chairperson of a Committee, for only a portion of a given fiscal year shall only be remunerated pro rata.

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

The significant differences between the corporate governance practices that we follow and those set forth in the NYSE Listed Company Manual are described in “Item 16.G Corporate Governance.”

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

D. Employees

As of June 30, 2024, we had a total of 1,817 FTEs, who are primarily employed in Germany. The number of FTEs has increased from 1,432 as of June 30, 2023 and 1,197 as of June 30, 2022. We employ temporary personnel to supplement our workforce as business needs arise. We have a broad and diverse team, which was 62 % female at the leadership functions and 57 % female in total with more than 109 different nationalities represented as of June 30, 2024. Working together we strive to exceed our customers’ expectations with a passion for innovation. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

The following table provides a breakdown of our FTEs by department:

	As of	As of	As of
	June 30, 2022	June 30, 2023	June 30, 2024
Department:
Creative, Customer Experience and Public Relations	200.3	233.7	220.1
Performance Marketing, CRM and Business Development	68.8	79.3	72.8
Buying, Merchandising & Planning	89	108.4	120.7
Finance, Human Resources & Management	131.4	145.2	147.6
IT & Shop Management	96.7	131.4	122.1
Customer Service, Fulfillment & Logistics	573	694.6	1,096.7
Retail Stores	37.4	39.7	36.6
Total	1,196.7	1,432.2	1,816.6

	As of	As of	As of
	June 30, 2022	June 30, 2023	June 30, 2024
Geography:
Germany	1,074.8	1,245.8	1,617.7
Italy	23	32	32
United Kingdom	21	32.6	34.8
Spain	58.4	82.8	95
United States of America	19.5	26	26.2
China	—	12	10.9
Hong Kong	—	1	—
Total	1,196.7	1,432.3	1,816.6

E. Share Ownership

See “Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see “Item 6: Directors, senior management and employees - B. Compensation”.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

On August 13, 2024, we identified an error in our consolidated financial statements for fiscal years 2022 and 2023, which related to the measurement of the breakage amount related to vouchers issued to customers.  See note 6 in the Notes in the Consolidated Financial Statements for further details. In accordance with the Company’s Executive Officer Incentive Compensation Recovery Policy, it was determined that the amount of incentive-based compensation received by managing directors on or after October 2, 2023, as determined pursuant to Section 303A.14 of the NYSE Listed Company Manual, did not exceed the amount of incentive-based compensation that otherwise would have been received had it been determined based on the revised amounts. Accordingly, no incentive compensation was erroneously awarded or subject to recovery.

Item 7: Major shareholders and related party transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of June 30, 2024, by:

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

The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of June 30, 2024 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.

The following table is presented as of June 30, 2024. See “Item 4: Information on the company - C. Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is Einsteinring 9, 85609 Aschheim/Munich, Germany.

Name of Beneficial Owner	Number	Percentage
MYT Holding LLC	66,430,393	76.9%
Members of our Supervisory Board	42,371	*
David B. Kaplan	*	*
Marjorie Lao	*	*
Cesare Ruggiero	*	*
Susan Gail Saideman	*	*
Michaela Tod	*	*
Sascha Zahnd	*	*
Nora Aufreiter	*	*
Members of our Management Board	1,747,967	2.0%
Michael Kliger	1,228,974	1.4%
Dr. Martin Beer	*	*
Sebastian Dietzmann	*	*
Gareth Locke	*	*
All members of our Supervisory Board and Management Board as a group	1,790,338	2.1%
*	Indicates beneficial ownership of less than 1% of the total outstanding ADSs.

Change in Control Arrangements

Not applicable.

B. Related Party Transactions

Ordinary Course Transactions with Related Persons

As of June 30, 2024, Mytheresa Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €0.2 million. Further, Mytheresa Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €0.8 million. These balances resulted from various intercompany charges incurred before July 2020.

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

German Taxation of Holders of ADSs

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1-S 2204/12/10003), in respect of the taxation of American Depositary receipts (“ADRs”) on domestic shares (the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of MYT Netherlands and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ADSs (i.e., the financial institution on behalf of which the ADSs are stored at depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of MYT Netherlands with respect to capital gains (see below in section “—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs.

Under a newly introduced German law (section 45b para. 9 of the German Income Tax Code (Einkommensteuergesetz)), German domestic listed companies in the future are obliged to collect information about the identity of their shareholders (in accordance with section 67d German Stock Corporation Act (Aktiengesetz)) at the time of a resolution about a profit distribution. This information must be electronically forwarded to the German Federal Central Tax Office (Bundeszentralamt für Steuern). The new rule shall be applicable from 1 January 2025. As this law is newly introduced and there is not yet any guidance by the German tax authorities available regarding its implementation, it cannot be finally assessed whether the new law would apply with respect to the holders of the ADSs of MYT Netherlands.

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

General Rules for the Taxation of Holders Not Tax Resident in Germany

The full amount of a dividend distributed by MYT Netherlands to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375% if and to the extent such dividend is not sourced out of a tax recognized contribution account (steuerliches Einlagekonto). German withholding tax is withheld and remitted to the German tax authorities by MYT Netherlands, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100) if the 15% rate of the Treaty applies. As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

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

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. Under German law, a refund of withholding tax is in certain cases of dividend income only possible if pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends and (ii) the shareholder does not directly own 10% or more in the shares of MYT Netherlands and is subject to income taxes in its state of residence, without being tax-exempt. The restriction does also not apply to a shareholder that has been the beneficial owner of the ADSs in MYT Netherlands for at least one uninterrupted year upon receipt of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 9, 2021 (BMF, Schreiben vom 9.7.2021—IV C 1-S 2252/19/10035:014, DOK 2021/0726914)), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

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

Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Central Tax Office’s website (www.bzst.de). As of 2025 refund applications can only be submitted electronically in accordance with an officially prescribed data set via an official interface, unless the German Federal Central Tax Office has specifically agreed otherwise due to a case of hardship. The refund claim becomes time-barred after four years following the calendar year in which the dividend or capital gain is received unless the commencement starts later, the period is interrupted or suspended. As described above, an investor must submit to the German tax authorities the original withholding tax certificate (or a certified copy thereof) issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend and capital gains taxation with regard to the general principles applicable to MYT Netherlands’ holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered office (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets by a German tax resident, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled (mit abgeltender Wirkung). The withholding tax is withheld and remitted to the German tax authorities by MYT Netherlands in case of dividends and by the disbursing agent in case of capital gains. If the withholding tax has not been levied, such as in the case of capital gains from ADSs kept in custody abroad, the individual holder must include relevant income derived from the ADSs in his or her tax return and will then also be taxed at a rate of 25% (plus solidarity surcharge and, church tax, if applicable, thereon).

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

Losses resulting from the disposal of ADSs can only be offset by capital gains from the sale of any ADSs and other shares. Furthermore, in case of a derecognition or transfer of worthless ADSs (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year. A case challenging the constitutionality of the limitations for offsetting losses generated by the disposal of shares is currently pending with the German Federal Constitutional Court (Bundesverfassungsgericht). If, however, a holder directly or indirectly held at least 1% of the share capital of MYT Netherlands at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. Where church tax is not levied by way of withholding, it is determined by means of income tax assessment and the individual holder must include relevant income derived from the ADSs in his or her tax return.

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) and capital gains are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is withheld and remitted to the German tax authorities by MYT Netherlands in case of dividends and by the disbursing agent in case of capital gains. The disbursing agent will not levy the withholding tax on capital gains, provided that (i) the ADS holder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the ADSs belong to the domestic business assets of an ADS holder, and the ADS holder declares so to the disbursing agent using the designated official form and certain other requirements are met. The withholding tax is credited against the respective holder’s income tax liability, provided that in certain cases of dividend income pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax or that has received a withholding tax refund, in particular due to a tax exemption, without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of 15% of the dividend. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs in MYT Netherlands for at least one uninterrupted year upon receipt of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 9, 2021 (BMF, Schreiben vom 9.7.2021—IV C 1-S 2252/19/10035:014, DOK 2021/0726914), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementioned requirements), in particular a withholding tax certificate issued under German law is required.

Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

With regard to holders in the legal form of a corporation, dividends and capital gains are in general 95% tax exempt from corporate income tax (including solidarity surcharge), however with respect to dividends inter alia only, if the shareholder held at least 10% of the registered share capital of MYT Netherlands at the beginning of the calendar year. The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of MYT Netherlands held through a partnership, including co-entrepreneurships, are attributable to the respective shareholders only on a pro rata basis at the ratio of their entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends or capital gains may be deducted.

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

In addition, if the shares are held as business assets of a domestic permanent establishment of an actual or presumed commercial partnership, the full amount of dividend income is generally also subject to trade tax at the level of the partnership. In the case of partners who are individuals, the trade tax that the partnership pays on the relevant partner’s portion of the partnership’s income is generally credited as a lump sum—fully or in part against the individual’s personal income tax liability, depending on the tax rate imposed by the local municipality and certain individual tax-relevant circumstances of such shareholder. If the partnership held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period, the dividends (after deduction of business expenses economically related thereto) should generally not be subject to trade tax. In this case, trade tax should, however, be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the shares in the Company are attributable on a look-through basis, since this portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to partners other than such specific corporate partners (which includes individual partners and should, according to a literal reading of the law, also include corporate partners to whom, on a look-through basis, only portfolio participations are attributable) should not be subject to trade tax. Capital gains from the ADSs are subject to trade tax at the level of the partnership generally, (i) at 60% as far as they are attributable to the profit share of an individual as the partner of the partnership, and, (ii) at 5% as far as they are attributable to the profit share of a corporation as the partner of the partnership.

Abolishment of Solidarity Surcharge

The solidarity surcharge was partially abolished as of the assessment period 2021 for certain taxpayers. It is, however, currently not envisaged to abolish the solidarity surcharge with respect to withholding taxes on dividends or interest. In case the individual income tax burden for an individual holder is lower than 25%, the holder may apply for his/her capital investment income to be assessed at his/her personal income tax rate, in which case solidarity surcharge could be refunded.

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

Taxes on income and capital gains

Netherlands Resident Individuals

If a holder of ADSs is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2023 and 2024), if:

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs, the ADSs are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). In 2023, such holder will in principle be taxed annually on a deemed income that is calculated based on a variable return between 1.818% and 5.53% (depending upon the amount of such holder’s net investment assets for the year) of his or her net investment assets for the year at an income tax rate of 31%. For 2023, the deemed income is calculated based on a return of 6.17%, on assets other than bank savings and cash. The 6.17% is a preliminary rate, a final rate will be determined by the Dutch government in early 2024. The 2023 income tax rate is 32%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ADSs are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ADSs held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 25.8% in 2024 and 2023 (a corporate income tax rate of 19% applies with respect to taxable profits up to €200,000 in 2023 and 25.8% with respect to taxable profits above €200,000 in 2023).

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

U.S. Taxation

Material U.S. Federal Income Tax Consideration for U.S. Holders

Subject to the limitations and qualifications stated herein, this section describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of ADSs. This summary is not a comprehensive description of all U.S. tax considerations that may be relevant to a particular person’s decision to acquire ADSs. This summary applies only to U.S. holders that acquired ADSs for cash and hold the ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including non-U.S., state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income, or the alternative minimum tax. This summary does not describe all the tax consequences that may be relevant to any particular investor or to any special class of holder, including:

●	a broker or dealer in securities,
●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
●	a tax-exempt organization or governmental organization,
●	a tax-qualified retirement plan or other tax-deferred account,
●	a bank, insurance company or other financial institution,
●	a real estate investment trust or regulated investment company,
●	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,
●	a person that holds ADSs as part of a straddle, hedging, conversion, or other “integrated” transaction,

●	a person that purchases or sells ADSs as part of a wash sale for tax purposes,
●	a U.S. holder (as defined below) whose functional currency is not the U.S. Dollar,
●	a U.S. expatriate or former citizen or long-term resident of the United States,
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States,
●	a person who acquired ADSs pursuant to the exercise of any employee stock option or otherwise as compensation,
●	a corporation that accumulates earnings to avoid U.S. federal income tax,
●	an S corporation, partnership or other entity or arrangement treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes (and investors therein),
●	a person deemed to sell ADSs under the constructive sale provisions of the Code, and
●	a person subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement.

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

As used herein, the term “U.S. holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

●	a citizen or resident of the United States,
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia,
●	an estate whose income is subject to U.S. federal income tax regardless of its source, or
●	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

In addition, if MYT Netherlands were a PFIC or, with respect to a particular U.S. holder, were treated as a PFIC, (i) for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above in “—Dividends and Other Distributions on ADSs” with respect to dividends paid to certain non-corporate U.S. holders would not apply and (ii) a U.S. holder will be subject to annual information reporting requirements.

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

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 95% of our purchases are denominated in Euros and approximately 96% of our employees are located in Germany or other Eurozone countries.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

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

You may hold ADSs either (a) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company. If you hold ADSs directly, you are a registered ADS holder (“ADS holder”). If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution for more information regarding those products. Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A.    Disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design of our controls and procedures as of June 30, 2024. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2024, the design of our disclosure controls and procedures were not effective to accomplish their objectives due to the existence of a material weakness in the Company’s internal control over financial reporting described below.

B.     Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has reviewed its assessment with the Audit Committee. Based on this evaluation, management has concluded that, as of June 30, 2024, the Company did not have an effective risk assessment process to identify and assess the financial reporting risks caused by changes in the business operations, including the related implications to make necessary changes to its financial reporting processes and related internal controls. This material weakness did not result in a material misstatement to our consolidated financial statements.

Management has developed and started to implement a remediation plan designed to address the material weakness, which includes implementing specific controls over the monitoring of changes in business operations, in order to identify and assess the need to make changes to the existing system of internal controls, and implement those changes accordingly.

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

Not applicable

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

Item 16C. Principal Accountant Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) have acted as our principal accountants for the years ended June 31, 2023 and 2023. The following table summarizes the charge for professional fees rendered in those periods:

	Year ended June 30,
	2023	2024
	€ thousands	€ thousands

Audit Fees	961	1,037
	961	1,037

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

The significant differences between the corporate governance practices that we follow and those set forth in the NYSE Listed Company Manual are described below:

●	Section 303A.01 of the NYSE Listed Company Manual requires listed companies to have a majority of independent directors as defined by the NYSE Listed Company Manual. Under the Dutch Corporate Governance Code, in order to safeguard its independence, the Supervisory Board should be composed in accordance with the following criteria:
◾	any one of the criteria referred to in best practice provision 2.1.8, sections i. to v., inclusive, of the Dutch Corporate Governance Code should be applicable to at most one supervisory board member;
◾	the total number of supervisory board members to whom the criteria referred to in best practice provision 2.1.8 of the Dutch Corporate Governance Code are applicable should account for less than half of the total number of supervisory board members; and
◾	for each shareholder, or group of affiliated shareholders, who directly or indirectly hold more than ten percent of the shares in the company, there is at most one supervisory board member who can be considered to be affiliated with or representing them as stipulated in best practice provision 2.1.8, sections vi. and vii of the Dutch Corporate Governance Code.
●	Section 303A.09 of the NYSE Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. Under the laws of the Netherlands, companies should follow the Dutch Corporate Governance Code. We have not adopted corporate governance guidelines or disclosed them on our investor relations website and instead have elected to follow the Dutch Corporate Governance Code best practices except as described below.

Corporate Governance Compliance

The Company acknowledges the importance of good corporate governance and seeks to consistently enhance and improve corporate governance performance, emphasizing transparency and a sustainable culture of long-term value creation. MYT Netherlands has implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchange in New York. The Management Board and the Supervisory Board support the principles and provisions of corporate governance contained the Dutch Corporate Governance Code 2023 (the Dutch Code), with due regard for the recommendations of the Monitoring Committee in its annual reports and subject to certain exceptions as explained below. The Dutch Code contains principles and best practice provisions that regulate relations between the Management Board, the Supervisory Board and the general meeting. Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their statutory annual reports, filed in the Netherlands whether or not they apply the provisions of the Dutch Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate from such provisions (for example, because of a conflicting NYSE requirement). The Company does not comply with all best practices of the Dutch Code in order to follow market governance practices pursuant to the NYSE and US securities laws for companies listed in the United States.

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

Best practice provision 2.1.7 and 2.1.8 of the Dutch Code: Independence of Supervisory Board members

Two out of the seven Supervisory Board members at the end of the financial year, being Mr. Ruggiero (CPPIB) and Mr. Kaplan (Ares) are not considered independent in accordance with the Dutch Corporate Governance Code as they are representatives of CPPIB and Ares being respective shareholders of MYT Holding. Messrs. Ruggiero and Kaplan are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

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

The Audit Committee consists of four supervisory directors who are all considered to be independent under the Dutch Code since Ms. Saideman stood down as member of the Board of MYT Holding in November 2023. Ms. Saideman is considered to be independent under the SEC and NYSE rules for service on the Audit Committee. The Supervisory Board deemed Ms. Saideman as most suitable for her role in the Audit Committee given her professional experience supervising auditing and financial reporting matters.

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

Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

Item 16K. Cybersecurity

The Mytheresa Group believes that managing cybersecurity, privacy, and data protection and security risk is a vital part of the Mytheresa Group´s responsibilities to the Company´s customers, partners, and employees, and have implemented several cybersecurity processes, technologies, and controls to identify and manage these risks.

Risk Management and Strategy

The Mytheresa Group’s internal audit function, with primary oversight by the Audit Committee, assesses key risks facing the organization across functions and regions. The Management Board is tasked with ensuring risks, including those related to cybersecurity, are properly managed or mitigated and aligning strategic objectives with an appropriate level of risk tolerance. The Chief Technology Officer (CTO) as part of the Cybersecurity Steering Committee, and the Company´s internal Incident Response Team (IRT) operationalize the cyber risk management requirements across the Company and conduct cyber risk identification, assessment, management, monitoring, tracking, and reporting. The Cybersecurity Steering Committee is comprised of the Company´s Chief Operating Officer (COO), CTO, Head of Infrastructure and Security, Director of Engineering, Teamlead Site Reliability Engineering and the IT Senior Security Manager. The IRT is comprised of the IT Services, Compliance, Legal, IT Infrastructure & Security (led by the Company´s Senior IT Security Manager) and Finance department. The Cyber Risk Management, Strategy Governance, and Incident Disclosure Policy provides the governance and framework for the Company´s risk management.

The privacy/data protection is built upon the privacy principles of transparency, purpose, control, security, embedded privacy, and accountability, which are set out in Mytheresa Group Privacy Policy. The Compliance Officer as well as the external Data Protection Officer are responsible for identifying, mitigating or managing, and reporting on data protection risks. The Mytheresa Group is leveraging the National Institute of Standards and Technology (NIST) frameworks for cybersecurity. These NIST frameworks helps the Company to align the security functions and provides a holistic risk management framework across the Mytheresa Group. The Company regularly reviews its security and privacy program maturity as well as the current state against these frameworks in monthly cybersecurity steering committee meetings. The results of these assessments are discussed with the Management. The Mytheresa Group develops and executes implementation plans to advance the Company´s program maturity, aligning with the group risk management practice.

As part of the Company’s risk management strategy, the Mytheresa Group requires that all employees complete the data protection and information security trainings. In addition, the Company will run ongoing cybersecurity awareness campaigns by the IT Infrastructure & Security team using posters, phishing campaigns, newsletters, webinars and other communication channels to keep cybersecurity top of mind for all employees.

The Mytheresa Group IT Infrastructure & Security team engage in threat intelligence, predictive modeling, and penetration testing to reduce the risk of incidents. In addition, these teams have established procedures for detecting, mitigating, and remediating cybersecurity incidents, and processes for personnel to escalate incidents within the organization.

The Mytheresa Group´s internal audit function conducts an assurance process on the effectiveness of the cybersecurity process and the data protection training during the annual audit procedures. Our cybersecurity systems are also independently assessed regularly by a third party and potential improvements are implemented accordingly.

The Company relies on certain third-party computer systems and third-party service providers in connection with providing some of the Company´s services. The Mytheresa Group also depends upon various third parties to process payments, including credit cards, for customer transactions around the world. For payment transactions Mytheresa fully relies on third party payment providers and does not store payment data itself. Regardless, all payment security compliance is regulated and assessed annually as part of the PCI standard, Mytheresa complies with. For all relevant third-party computer systems as well as third-party service providers, the Mytheresa Group implemented controls over the adequacy of those systems and providers in the internal control system, which will be subject to regular testing by the internal audit function. Furthermore, the Management Board including the relevant risk owners, review the Company´s risk inventory on a bi-annual basis.

Although the Company dedicates significant resources to protect against security breaches, constantly works on the improvement on rule adjustments and other security measures, the existing security measures may not be successful in preventing certain attacks on the systems. The Company continuously experiences targeted and organized malware, phishing, account takeover attacks, and denial-of-service type attacks on the Company’s systems, for FY24 none of them had any material impact on the Company. For further discussion of how these and other potential cybersecurity, technology and data privacy risks may impact the Mytheresa Group´s business, see Item 3, Item D Risk Factors.

Governance

The Management Board and Audit Committee maintain responsibility for the Mytheresa Group risk oversight related to cybersecurity, privacy, and data protection and security. The Audit Committee has delegated the primary responsibility for oversight of compliance and risk management efforts and processes related to cybersecurity, data protection and security, and privacy to the Cybersecurity Steering Committee and the IT Infrastructure & Security team, which was established in 2023. The Cybersecurity Steering Committee oversees management’s efforts and processes to identify, assess, manage, and monitor significant cybersecurity and privacy risks and regulatory developments in this area, and reports periodically on these matters to the Audit Committee and Management Board.

Management’s cybersecurity and privacy efforts are led by the Chief Technology Officer and the Compliance Officer, respectively, and together they have the group-wide responsibility for assessing and managing cybersecurity, data protection and security, and privacy risks. The Mytheresa Group´s Chief Technology Officer has over 18 years’ experience in the security industry and has previously served in various information technology and risk management roles, including as Senior Director of Risk and Technology and Vice President of Technology of two public companies. The Mytheresa Group´s Compliance Officer held positions as General Counsel, In-house Lawyer, and Compliance Officer with over 8 years’ experience.

In addition, the Company´s external Data Protection Officer works together with the Cybersecurity Steering Committee, the IT Infrastructure & Security team and the Compliance Officer to monitor internal and external risks and align strategies to mitigate and remediate data protection risks.

The Mytheresa Group´s Chief Technology Officer, Compliance Officer, IT Infrastructure & Security Team and members of their teams meet to discuss the Company’s cybersecurity and data protection risk exposures, including the steps management has taken to monitor and mitigate such exposures and their potential impact on the Company’s business, operations, and reputation. The Chief Technology Officer then periodically provides updates on these discussions to the Supervisory Board/Audit Committee during the technology update session of the board meeting and to the Management Board during the IT Steering Committee meeting and reports periodically on these matters to the Management Board, the Audit Committee and the Supervisory Board.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements as required under this Item 18 are attached hereto starting on page F-1 of this report.

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporated by Reference
Exhibit No.	Description of Exhibit	Form & Filing Date	No.	File Number	Provided Herewith
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant.	F-1/A 01/12/2021	3.1	333-251765
1.2	Rules of Procedure of the Supervisory Board of the Registrant.	F-1/A 01/12/2021	3.2	333-251765
1.3	Rules of Procedure of the Management Board of the Registrant.	F-1/A 01/12/2021	3.3	333-251765
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder.	F-1/A 01/12/2021	4.1	333-251765
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).	F-1/A 01/12/2021	4.2	333-251765
4.1	MYT Netherlands Parent B.V. Amended and Restated 2023 Omnibus Incentive Compensation Plan.				X
4.2	Form of Restoration Grant Award Agreement	20-F 10/15/2021	4.2	001-39880
4.3	Form of Alignment Grant Award Agreement	20-F 10/15/2021	4.3	001-39880
4.4	Form of Restricted Stock Award Agreement	20-F 10/15/2021	4.4	001-39880
4.5	Form of Restricted Stock Unit Award Agreement	20-F	4.5	001-39880
4.6	Form of Restricted Stock Unit/Performance Stock Unit Award Agreement	20-F	4.6	001-39880
4.7	Form of Share Option Award Agreement	20-F	4.7	001-39880
4.8	MYT Netherlands Parent B.V. Employee Stock Purchase Plan	S-8 05/26/2023	4.2	333-272241
4.9	Form of Managing Director Service Contract				X
8.1	List of Subsidiaries				X
11.1	Policy on Insider Trading				X
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm				X
97	Executive Officer Incentive Compensation Recovery Policy				X
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document				X
101.SCH	Inline XBRL Taxonomy Extension Schema				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Michael Kliger
Name: Michael Kliger
Title: Chief Executive Officer

Date: September 12, 2024.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MYT NETHERLANDS PARENT B.V. – CONSOLIDATED FINANICAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board
MYT Netherlands Parent B.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MYT Netherlands Parent B.V. and subsidiaries (the Company) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended June 30, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Munich, Germany

September 12, 2024

MYT Netherlands Parent B.V.

Consolidated Statements of Profit or Loss and Comprehensive Loss

		Year Ended June 30,
(in € thousands, except share and per share data)	Note	2022	2023	2024
Net sales	13	687,781	766,003	840,852
Cost of sales, exclusive of depreciation and amortization		(334,758)	(386,027)	(456,320)
Gross profit		353,023	379,976	384,532
Shipping and payment cost		(97,697)	(114,785)	(135,547)
Marketing expenses		(96,093)	(112,001)	(96,708)
Selling, general and administrative expenses	8	(148,172)	(147,691)	(159,292)
Depreciation and amortization	14,15,16	(9,088)	(11,653)	(15,205)
Other income (loss), net	9	892	(2,527)	267
Operating income (loss)		2,865	(8,682)	(21,953)
Finance income		0	358	5
Finance costs		(998)	(2,818)	(4,777)
Finance income (costs), net	10	(998)	(2,460)	(4,772)
Income (Loss) before income taxes		1,867	(11,142)	(26,725)
Income tax expense	11	(11,184)	(5,877)	1,814
Net loss		(9,317)	(17,019)	(24,911)
Foreign currency translation		(74)	(19)	(13)
Other comprehensive loss		(74)	(19)	(13)
Comprehensive loss		(9,391)	(17,038)	(24,923)
Basic and diluted earnings per share	12	€(0.11)	(0.20)	€(0.29)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)		86.3	86.6	86.8
(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 27.

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Financial Position

(in € thousands)	Note	June 30, 2023	June 30, 2024
Assets
Non-current assets
Intangible assets and goodwill	14	155,283	154,951
Property and equipment	15	37,227	43,653
Right-of-use assets	16	54,797	45,468
Deferred tax assets	25	59	1,999
Other non-current assets	19	6,573	7,572
Total non-current assets		253,939	253,643
Current assets
Inventories	17	360,262	370,635
Trade and other receivables	18	7,521	11,819
Other assets	19	42,113	45,306
Cash and cash equivalents		30,136	15,107
Total current assets		440,032	442,867
Total assets		693,970	696,511

Shareholders’ equity and liabilities
Subscribed capital	20	1	1
Capital reserve	20	529,775	546,913
Accumulated Deficit		(87,856)	(112,767)
Accumulated other comprehensive income		1,509	1,496
Total shareholders’ equity		443,429	435,643

Non-current liabilities
Provisions	23	2,646	2,789
Lease liabilities	16,28	49,518	40,483
Deferred income tax liabilities	25	296	12
Total non-current liabilities		52,459	43,284
Current liabilities
Tax liabilities	22	22,987	10,643
Lease liabilities	16,28	8,155	9,282
Contract liabilities	13	16,932	17,104
Trade and other payables		71,085	85,322
Other liabilities	24	78,924	95,235
Total current liabilities		198,083	217,585
Total liabilities		250,542	260,867
Total shareholders’ equity and liabilities		693,970	696,511

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Changes in Equity

					Foreign
					currency	Total
		Subscribed	Capital	Accumulated	translation	shareholders’
(in € thousands)	Note	capital	reserve	deficit	reserve	equity

Balance as of July 1, 2021		1	444,951	(61,520)	1,602	385,034
Net loss		—	—	(9,317)	—	(9,317)
Other comprehensive income		—	—	—	(74)	(74)
Comprehensive loss		—	—	(9,317)	(74)	(9,391)
IPO related Transaction costs	20	—	1,249	—	—	1,249
Share options exercised	20	0	369	—	—	369
Share-based compensation	27	—	52,303	—	—	52,303
Balance as of June 30, 2022		1	498,872	(70,837)	1,528	429,564

Balance as of July 1, 2022		1	498,872	(70,837)	1,528	429,564
Net loss		—	—	(17,019)	—	(17,019)
Other comprehensive loss		—	—	—	(19)	(19)
Comprehensive loss		—	—	(17,019)	(19)	(17,038)
Share options exercised	20	—	1,077	—	—	1,077
Share-based compensation	27	—	29,882	—	—	29,882
Reclassification due to cash-settlement of Share-based compensation		—	(57)			(57)
Balance as of June 30, 2023		1	529,775	(87,856)	1,509	443,429

Balance as of July 1, 2023		1	529,775	(87,856)	1,509	443,429
Net loss		—	—	(24,911)	—	(24,911)
Other comprehensive loss		—	—	—	(13)	(13)
Comprehensive loss		—	—	(24,911)	(13)	(24,923)
Share-based compensation	27	—	18,508	—	—	18,508
Reclassification due to cash-settlement of Share-based compensation			(1,370)			(1,370)
Balance as of June 30, 2024		1	546,913	(112,767)	1,496	435,643

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Consolidated Statements of Cash Flows

		Year ended June 30,
(in € thousands)	Note	2022	2023	2024
Net loss		(9,317)	(17,019)	(24,911)
Adjustments for
Depreciation and amortization	14,15,16	9,088	11,653	15,205
Finance (income) costs, net	10	998	2,460	4,772
Share-based compensation	27	52,303	29,963	18,370
Income tax expense	11	11,184	5,877	(1,814)
Change in operating assets and liabilities
(Increase) decrease in inventories	17	16,910	(130,118)	(10,374)
(Increase) decrease in trade and other receivables		(3,246)	755	(4,293)
Decrease (increase) in other assets	19	(47,501)	14,077	(3,609)
(Decrease) increase in other liabilities	24	24,665	4,047	15,022
Increase (decrease) in contract liabilities		1,740	3,287	172
Increase (decrease) in trade and other payables		1,598	25,886	14,233
Income taxes paid		(3,623)	(5,918)	(12,758)
Net cash provided by (used in) operating activities		54,799	(55,050)	10,015
Expenditure for property and equipment and intangible assets		(11,923)	(22,760)	(11,809)
Proceeds from sale of property and equipment		—	2	—
Net cash provided by (used in) investing activities		(11,923)	(22,758)	(11,809)
Interest paid	10,29	(998)	(2,460)	(5,352)
Proceeds from exercise of option awards	27	369	1,077	—
Lease payments	16	(5,425)	(4,059)	(7,925)
Net cash provided by (used in) financing activities		(6,054)	(5,442)	(13,277)
Net increase (decrease) in cash and cash equivalents		36,822	(83,250)	(15,071)
Cash and cash equivalents at the beginning of the period		76,760	113,507	30,136
Effects of exchange rate changes on cash and cash equivalents		(74)	(122)	42
Cash and cash equivalents at end of the period		113,508	30,136	15,107

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

Notes to the Consolidated Financial Statements for the period ended 30 June 2024

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

As of June 30, 2024, 77.9% of the shares of the Company were held by MYT Holding LLC, USA.

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

The consolidated financial statements of Mytheresa Group were authorized for issue by the Management and Supervisory Board on September 12, 2024.

2.    Basis of presentation

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

The comparative information is revised on account of revision of comparative figures. Please see Note 6.

3.	Impacts to the consolidated financial statements due to economic recession, inflation and war in Ukraine as well as in the Middle East.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group’s business activities and future sales.

The inflationary pressures are affecting customer prices, and Mytheresa Group considers expected increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as rising interest rates may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand and sentiment.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to Mytheresa Group’s brand partners, customers, and other business activities. The negative effect of these economic uncertainties e.g. of softer customer demand, were visible in the year ended June 30, 2024,

4.    Scope of Consolidation and Summary of Significant Accounting Policies

4.1.	Scope of consolidation

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

Besides MYT Netherlands Parent B.V. the following subsidiaries are included in the scope of consolidation:

		Percentage of
Subsidiary	Location	ownership
Mytheresa Group GmbH	Munich, Germany	100%
Mytheresa SE	Munich, Germany	100%
Theresa Warenvertrieb GmbH	Munich, Germany	100%
mytheresa.com GmbH	Munich, Germany	100%
mytheresa.com Service GmbH	Munich, Germany	100%
mytheresa Business Information Consulting Co Ltd.	Shanghai, China	100%
Mytheresa US Services Inc.	Delaware, United States	100%
Mytheresa International Services GmbH (1)	Munich, Germany	100%
Mytheresa APAC Services Limited (2)	Hong Kong, China	100%
Mytheresa UK Services Ltd.(3)	London, United Kingdom	100%
Mytheresa Spain Services S.L.U.(4)	Barcelona, Spain	100%
(1)	Mytheresa International Services GmbH was founded in February 22, 2022.
(2)	Mytheresa APAC Services Limited was founded in February 28, 2022.
(3)	Mytheresa UK Services Ltd. was founded in May 13, 2022.
(4)	Mytheresa Spain Services S.L.U was founded in October 30, 2023.

4.2.	Summary of significant accounting policies

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

c)Revenue recognition

All revenue generated by Mytheresa Group is included within net sales on the consolidated statement of profit and comprehensive loss.

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

Amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit and comprehensive loss within depreciation and amortization.

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

The lease liability is subsequently measured as the present value of the expected lease payments. To determine the present value, Mytheresa Group discounts the remaining lease payments with the incremental borrowing rate of the lessee. The incremental borrowing rate is the interest rate that Mytheresa Group would be required to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. Mytheresa Group applied incremental borrowing rates between 0.96% and 7.5% for the periods presented.

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

For subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest on the lease liability and reduced to reflect the lease payments made. The finance expenses associated with the lease term are recognized in the consolidated statement of profit and comprehensive loss over the lease term.

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

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners to our central distribution center, where we act as the principal. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

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

Measurement categories

Financial assets and financial liabilities are grouped into the following categories according to IFRS 9:

●	measured at amortized cost (“AC”), which includes Mytheresa Group’s cash and cash equivalents, trade and other receivables and other assets, as well as trade and other payable, liabilities to banks, and
●	measured at fair value through profit or loss (“FVTPL”), which includes Mytheresa Group’s free-standing derivatives (foreign exchange options) with a positive or negative fair value.

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

Subsequent measurement

Financial assets and financial liabilities in the AC category are subsequently measured using the effective interest method. Using the effective interest method, all directly attributable fees, consideration paid or received, transaction costs and other premiums or discounts included in the calculation of the effective interest rate are amortized over the expected term of the financial instrument. Interest income and expenses from the application of the effective interest method are presented as finance income, net in the consolidated statement of profit and comprehensive loss.

Financial assets and financial liabilities in the FVTPL category are subsequently measured at fair value, with changes in value recognized in the consolidated statement of profit and comprehensive loss.

Impairment

The Group applies the simplified approach in accordance with IFRS 9.5.5.15 for its trade receivables where the loss allowance is always measured at an amount equal to lifetime expected credit losses. Each exposure is allocated to a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts and cash flow projections and available press information about customers). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. Exposures within each credit risk grade are segmented by geographic region and industry classification and an ECL rate is calculated for each segment based on delinquency status and actual credit loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions as well as the Group’s view of economic conditions over the expected life of the receivables.

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

Application of hedge accounting in fiscal 2024 resulted in a €1,511 thousand decrease to net sales. If hedge accounting had not been applied, the amounts would have been recognized immediately within in other income (expense), as free-standing derivatives.

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

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2023 and June 30, 2024. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

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

Current and deferred tax is charged or credited in the consolidated statement of profit and comprehensive loss, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

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

Mytheresa Group bases its impairment calculation on detailed budgets and forecasted cash flows, which generally cover a period of five years. Impairment losses are recognized in the consolidated statement of profit and comprehensive loss in expense categories consistent with the function of the impaired asset.

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

Cash-settled transactions

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the reporting period. See note 12. a) i) on share-based compensation for further details. The company intends to continue to settle all remaining awards in equity.

4.3.	Changes in accounting policies and disclosures

New and Revised standards
IFRS 17 (A) Insurance Contracts
IAS 1 (A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies
Definition of Accounting Estimates - Amendments to IAS 8 OECD Pillar Two Rules

The amendments included above do not have a material effect on the consolidated financial statements and thus no further details are disclosed.

a)	New and revised standards issued, but not yet effective

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

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for reporting periods ended June 30, 2024 and have not been early adopted by the Mytheresa Group. The standards, amendments, and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements as of the date of authorization for issuance.

b)	Global minimum top-up tax

The Mytheresa Group applied “International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)” after its publication on May 23, 2023. The amendments contain a temporary, mandatory, and immediately applicable exemption from the recognition of deferred taxes resulting from the introduction of global minimum taxation; they also require, if already possible, specific disclosures in the notes on the impact of the minimum taxation (see note 26).

The mandatory exemption is to be applied retrospectively. However, since as of 30 June 2023 no global minimum taxation laws were applicable in any of the countries in which the Group operates and hence no related deferred taxes were recognized at that time, the retrospective application has no impact on the consolidated financial statements.

5.    Critical accounting judgments and key estimates and assumptions

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

Share-based compensation

Determining the fair value of share-based compensation options at the grant date requires judgment, including estimating the expected term that options will be outstanding prior to exercise, the associated volatility, the appropriate risk-free interest rate, dividend yield and the expected achievement of non - market performance conditions. Upon grant of the awards, we also estimate an amount of forfeitures that will occur prior to vesting. If actual forfeitures differ significantly from the estimates, share-based compensation expense could be impacted. For further disclosures relating to share-based payments, see Note 27.

Impairment of Goodwill

Impairment exists when the carrying value of an asset, CGU or group of CGU’s exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget and projections for the next five years, according to the development and maturity of each CGU. The significant judgements and assumptions used in calculating the recoverable amount are

(i)the expected future revenue growth rates, including the terminal growth rate

(ii)the anticipated EBITDA margin and

(iii)the discount rates applied to the future cash flows of the CGUs.

These estimates are relevant to goodwill recognized by the Group. Refer to Note 14, Intangible assets and goodwill for further details on the assumptions and associated sensitivities.

6.	Revision of comparative figures

In the company’s application of IFRS 15 Revenue from Contracts with Customers, the measurement of the breakage amount for certain vouchers issued to customers was incorrectly determined for the periods 2021, 2022 and 2023. To correct for the effects of this error, which is immaterial for all prior periods, the comparative figures for the fiscal years ended June 30, 2023 and June 30, 2022 have been revised as follows:

●	In the consolidated statements of profit or loss and comprehensive loss for the fiscal years ended June 30, 2023, and June 30, 2022, net sales decreased by €2,619 thousand and €1,969 thousand, respectively. Gross profit and operating income (loss) decreased by €2,619 thousand and €1,969 thousand in fiscal 2023 and 2022, respectively. Consequently, income tax expense decreased by €720 thousand and €550 thousand in fiscal 2023 and fiscal 2022, respectively. Net loss and the respective comprehensive loss increased by €1,899 thousand and €1,419 thousand in fiscal 2023 and fiscal 2022, respectively. Additionally, the effective tax rate increased by 25% in the year ended June 30, 2023 and by 293% in the year ended June 30, 2022. Basic and diluted earnings per share decreased by €0.03 and €0.02 for the June 30, 2023 and June 30, 2022 comparatives, respectively.
●	In the consolidated statements of financial position as of June 30, 2023 total shareholders’ equity including the Accumulated Deficit decreased by €4,002 thousand. Consequentially, as of June 30, 2023 Deferred income tax liabilities decreased by €430 thousand. Tax liabilities consequentially decreased by €1,086 thousand. For contract liabilities an increase of €5,518 thousand was recognized.
●	In the consolidated statements of changes in equity, accumulated deficit and accordingly, total shareholders’ equity as of July 1, 2021 decreased by €684 thousand.

●	In the consolidated statements of cashflow for the fiscal years ended June 30, 2023 and June 30, 2022, Net loss increased by €1,899 thousand and €1,419 thousand, respectively. The adjustments for Income tax expense decreased by €720 thousand and €550 thousand for the fiscal years 2023 and 2022, respectively. The effect on net loss is offset by a corresponding increase in contract liabilities of €2,619 thousand and €1,969 thousand as of June 30, 2023 and June 30, 2022, respectively.

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

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	June 30, 2022
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	672,515	15,266	687,781	—	687,781
Segment EBITDA	80,350	4,229	84,579	(72,626)	11,953
Depreciation and amortization					(9,088)
Finance income (costs), net					(998)
Income tax expense					(11,184)
Net loss					(9,317)
(1)	Reconciliation relates to corporate administrative expenses of €17,830 thousand, which have not been allocated to the online operations or the retail stores, as well as €2,493 thousand related to Other transaction-related, certain legal and other expenses and share-based compensation of €52,303 thousand during the year ended June 30, 2022.

	June 30, 2023
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	751,299	14,704	766,003	—	766,003
Segment EBITDA	48,729	4,966	53,696	(50,724)	2,971
Depreciation and amortization					(11,653)
Finance income (costs), net					(2,460)
Income tax expense					(5,877)
Net loss					(17,019)
(1)	During the fiscal year ended June 30, 2023, there were €15,500 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €5,446 thousand related to Other transaction-related, certain legal and other expenses and Share-based compensation expenses totaling €30,021 thousand.

	June 30, 2024
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	826,690	14,162	840,852	—	840,852
Segment EBITDA	37,396	4,516	41,912	(48,660)	(6,748)
Depreciation and amortization					(15,205)
Finance income (costs), net					(4,772)
Income tax expense					1,814
Net loss					(24,911)
(1)

During the year ended June 30, 2024, there were €16,072 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €14,081 thousand in expenses related to Other transaction-related, certain legal and other expenses. Share-based compensation expenses amounts to €18,508 thousand.

8.    Selling, general and administrative expenses

Selling, general and administrative expenses include all personnel costs for Mytheresa Group, IT expenses, costs associated with the distribution center, and other overhead costs.

Selling, general and administrative expenses consist of the following:

	Year ended June 30,
(in € thousands)	2022	2023	2024
Personnel-related expenses	(122,695)	(119,450)	(126,366)
Rental and other facility-related expenses	(2,252)	(2,668)	(4,902)
IT expenses	(7,647)	(8,911)	(8,409)
Insurances and fees	(4,145)	(3,082)	(1,901)
Travel costs	(1,390)	(2,896)	(3,501)
Other transaction-related, certain legal and other expenses (1)	(2,493)	(5,446)	(2,366)
Consulting and other services	(4,342)	(920)	(4,247)
Other	(3,207)	(4,319)	(7,600)
Total Selling, general and administrative expenses	(148,171)	(147,692)	(159,292)
(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central distribution center in Leipzig, Germany.

The total selling, general and administrative (SG&A) expenses increased by €11.6 million from €147.7 million in fiscal year ended June 30, 2023 to €159.3 million in fiscal year ended June 30, 2024. The increase is mainly due to increases in personnel expenses, rental costs, travel expenses, expenses related to the new distribution center in Leipzig and other operating expenses in the period. The Mytheresa Group recognized Share-based compensation expenses for the fiscal year ended June 30, 2024 of €18.5 million and €30.0 million for the fiscal year ended June 30, 2023.

9.    Other income (loss), net

Other income, net consists of the following:

	Year ended June 30,
(in € thousands)	2022	2023	2024
Other income
Other income	1,023	1,863	1,471
Foreign exchange gains, net	1,783	—	1,349
	2,806	1,863	2,820
Other expenses
Foreign exchange losses, net	—	(2,057)	—
Other operational expenses	(1,915)	(2,332)	(2,553)
	(1,915)	(4,390)	(2,553)
	892	(2,527)	267

10.    Finance income (costs), net

Finance expenses, net consists of the following:

	Year ended June 30,
(in € thousands)	2022	2023	2024
Finance costs
Interest expenses on revolving credit facility	(386)	(401)	(1,861)
Interest expenses on leases	(612)	(2,417)	(2,916)
Total Finance costs	(998)	(2,818)	(4,777)

Other interest income	—	358	5
Total Finance income	—	358	5
Finance income (costs), net	(998)	(2,460)	(4,772)

Further information on interest expenses on leases can be found in Note 16.

11.    Income tax expense

Income taxes are comprised of current income taxes and deferred taxes and consists of the following:

(in € thousands)	2022	2023	2024
Total current tax income / (expense)	(14,604)	(3,210)	(411)
Thereof prior year adjustments	141	(476)	189
Thereof other current income tax effects for the period	(14,746)	(2,734)	(600)
Total deferred tax income / (expense)	3,421	(2,666)	2,226
Thereof effects from origination and reversal of temporary balance sheet differences	98	1,101	61
Thereof prior year adjustments	153	(31)	30
Thereof effects from (non-) recognition of deferred tax assets on tax loss and interest carryforwards	3,169	(3,736)	2,135
Total income tax expense	(11,184)	(5,876)	1,814

During fiscal year 2024, Mytheresa Group’s primary statutory tax rate for current income taxes was 27.74% (2023: 27.74% and 2022: 27.52%), consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the German corporate tax rate, and in fiscal year 2024 a trade tax rate of 11.92%, being the statutory income tax rate of the German income tax group parent, MYT Netherlands Parent B.V., located in Aschheim, Germany which changed due to the change in composition of the weighted average trade tax rate. The primary deferred tax rate for German entities in 2024 was 27.74% (2023: 27.45%). For non-German companies, the current and deferred taxes at period-end were calculated using a range of applicable income tax rates between 8.25% to 31.0%. (2023: 2.5% to 29.4%).

The table below reconciles the expected income tax expense amount, based on Mytheresa Group’s expected tax rate (2024: 27.74%, 2023: 27.74%, 2022: 27.52%) to the actual income tax expense amounts for fiscal 2022, fiscal 2023 as well as fiscal 2024.

	Year ended June 30,
(in € thousands)	2022	2023	2024
Income (loss) before tax	1,867	(11,142)	(26,725)
Tax (expense) income based on expected group tax rate	(514)	3,091	7,414
Tax effects of:
Non-recognition of interest expenses due to interest cap	—	—	—
Utilization of interest expense carryforwards and recognition of related deferred tax assets	—	—	—
Non-deductible expenses (for local taxes)	(130)	(92)	(218)
Other non-deductible expenses	(14,229)	(8,693)	(5,993)
Tax free income	40	239	90
Tax rate difference between group and local tax rates and changes in tax rates	(170)	58	64
Prior year adjustments	295	(507)	53
(Non-) recognition on deferred tax assets on tax loss carryforwards, utilization of tax losses and tax credits without recognition of deferred tax assets	3,500	42	6
Others	25	(14)	397
Income tax expense	(11,184)	(5,876)	1,814
Effective total income tax rate (%)	599.0%	52.7%	-6.8%

The material drivers leading to the difference between expected income tax expense and income tax expense are as follows:

Other non-deductible expenses in fiscal year 2024 mainly include the tax effect of expenses related to share-based payments under IFRS of €5,134 (2023: €8,328, 2022: €14,137) thousand which are not deductible for German income tax purposes.

Utilization of interest expense carried forward reduced income tax expense by € 0 in fiscal year 2024 (2023: €0; 2022: €1.822 thousand.

Deferred tax assets of €1 thousand in fiscal year 2024 € (2023: €3 thousand €; 2022: € 0 thousand) related to current tax losses were not recorded. In 2024, €0 thousand (2023: €45 thousand; 2022: € 0 thousand) in income tax credits have been utilized in the current period for which no deferred tax asset has previously been recognized.

In addition, deferred tax assets on tax loss carryforwards for MYT Netherlands Parent B.V. were fully recognized in fiscal year 2022 in accordance with IAS 12.36 (d). Management expects utilization of the tax loss carryforwards and deductible temporary differences within a forecasting period of five years to be sufficiently probable as the entity entered the German income tax group in fiscal year 2023 and, from then onwards, can utilize its losses against the taxable income of the income tax group. In total, a deferred tax asset of €6,046 thousand was recognized in 2022. Thereof, €1,249 thousand was recognized according to IAS 12.61A directly to equity in fiscal 2022 as part of the tax loss carryforwards include tax deductible expenses related to IPO transaction costs which were originally recorded directly to equity under IFRS. In fiscal year 2023, a portion of the deferred tax asset has been reversed due to partial utilization of tax loss carryforwards. In 2024, additional deferred tax assets on current tax losses have been recognized at the amount of € 2,135 thousand by MYT Netherlands Parent B.V.

For temporary differences associated with investments in subsidiaries at the amount of €5,733 thousand (2023: €5,370 thousand, 2022: €2,060 thousand), no deferred taxes have been recognized as the respective parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

12.    Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of the MYT Netherlands B.V. by the basic weighted average number of ordinary shares outstanding during the period.

(in € thousands, except share and per share data)	Year Ended June 30,
	2022	2023	2024
Net income (loss) attributable to shareholders	(9,317)	(17,019)	(24,911)
Weighted average ordinary shares outstanding (basic and diluted) – in millions	86.3	86.6	86.8
Basic and diluted earnings per share	(0.11)	(0.20)	€(0.29)

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

Diluted earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders by the diluted weighted average number of shares outstanding during the period. In 2022, 2023 and 2024, potential ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share in fiscal 2022, 2023 and 2024 and prior periods.

Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

Potential ordinary shares excluded from diluted earnings per share as their conversion would have an antidilutive effect are as follows (in millions):

	As of June 30,
(in millions)	2022	2023	2024
Long-Term Incentive Plan (Restricted Share Units)	0.2	0.9	2.5
Long-Term Incentive Plan (Options)	—	—	3.3
Alignment Award (Options)	6.4	6.2	6.1
Total	6.6	7.1	11.9

13.Net sales

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

The following table provides Mytheresa Group’s net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2022		2023		2024
Germany	128,251	18.6%	128,109	16.7%	127,867	15.2%
United States	108,435	15.8%	137,521	18.0%	171,795	20.4%
Europe (excluding Germany) (1)	275,322	40.0%	298,998	39.0%	332,575	39.6%
Rest of the world (1)	175,773	25.6%	201,375	26.3%	208,615	24.8%
	687,781	100.0%	766,003	100.0%	840,852	100.0%

(1)No individual country other than Germany and the United States accounted for more than 10% of net sales.

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

Net sales recognized from contract liabilities were €2,007 thousand in fiscal 2024 (2023: (€1,233) thousand, 2022: (€563) thousand.

Application of hedge accounting in fiscal 2024 resulted in a €1,511 thousand (2023: €1,650 thousand decrease) decrease to net sales.

14.    Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill consist of the following:

	Year Ended June 30,
(in € thousands)	2023	2024
Intangible assets with finite life
Software and license	806	473
Intangible assets with indefinite life
Trademark	15,585	15,585
Goodwill	138,892	138,892
	155,283	154,950

Intangible assets with a finite useful life

Mytheresa Group has intangible assets with a finite useful life, consisting of licenses and software. Amortization expense of the intangible assets is entirely classified within depreciation and amortization in the consolidated statements of profit and comprehensive loss.

The following table presents the changes in Mytheresa Group’s finite-lived intangible assets during fiscal 2022, 2023 and fiscal 2024:

	Year ended June 30,
(in € thousands)	2023	2024
Cost
Beginning of fiscal year	4,587	5,179
Additions	592	145
End of fiscal year	5,179	5,324

Accumulated depreciation and impairment
Beginning of fiscal year	3,841	4,373
Amortization charge of the year	532	477
End of fiscal year	4,373	4,850
Carrying amount at end of year	806	474

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

When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty income approach. Under this approach, management estimated future cash flows based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry terminal growth revenue growth rate forecast of 2.0% p.a. (2023: 2.0%) in the five planning periods, an assumed royalty rate of 2.0% (2023: 2.0%) and discount rate of 9.4% (2023:10.6%) for MYTHERESA and 8.8% (2023: 10.2%) for the THERESA (retail store CGU) Trademark. The discount rate used was a trademark specific post-tax discount rate. Revenue growth is estimated based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast. The revenue growth rates over the 5-year period are the same for trademarks as for the goodwill for the CGU-Online and retail store. The terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The discount rate and royalty rate are based on market participant assumptions. The assumed terminal growth rates applied in Mytheresa Group’s trademark impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2023	2024
Discount rate MYTHERESA	10.6%	9.4%
Discount rate THERESA	10.2%	8.8%
Royalty rate	2.0%	2.0%
Terminal revenue growth rate	2.0%	2.0%

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

The recoverable amounts of the CGUs are determined based on each respective CGU’s value in use. The present value of the future cash flows expected to be derived from an asset or CGU based on the value in use (VIU) approach. The key assumptions for determining the value in use are the discount rates, budgeted and expected revenue growth rates (CAGR for the next five years) and EBITDA margin in Terminal value. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU’s. The budgeted and expected revenue growth rates are based on internal projections considering Mytheresa Group’s historical growth rates and the estimated sales volume in the next five years taking into account external industry growth forecasts and an increase of Mytheresa’s overall market share. Further we expect that the effects on growth rates from overall economic trends, such as inflation, recessionary trends as well as political tension all around the world are only temporary and will return back to historic levels in the mid-term. The terminal value considers an expected growth rate in net sales by 2% (2023: 2.0%), and EBITDA margin of 7.5% (2023: 7.8%) in the online CGU. The budgeted terminal value EBITDA margin takes into account an expected increase in gross profit margin, related to the focus in Top Customers and sale of full price items, as well as a decrease in Selling, general and administrative expenses ratio over the next 5 years in each of the CGU’s.

Mytheresa Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years. The assumed key assumptions for terminal growth rates and discount rates applied in Mytheresa Group’s goodwill impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2023	2024
Online
Budgeted revenue growth rate (CAGR for the next five years)	17.42%	14.33%
EBITDA margin in Terminal value	7.8%	7.5%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	13.8%	12.2%
Retail store
Budgeted revenue growth rate (CAGR for the next five years)	1.65%	2.2%
EBITDA margin in Terminal value	32.9%	32.9%
Terminal growth rate	2.0%	2.0%
Pre-Tax Discount rate	12.6%	12.0%

This terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The terminal value growth rate was determined based on management’ estimate of the long-term growth rate of the relevant markets, consistent with the assumptions that a market participant would make.

The discount rate is based on a risk free rate of 2.50% (FY23: 2.50%) and a market risk premium of 7.00% (FY23: 7.00%). In addition, individual beta factors derived from the respective peer group, the cost of debt and the capital structure are taken into account for the respective CGUs.

The estimated recoverable amount of the online CGU exceeded its carrying amount by approximately €205 million (FY23: €263 million). Management has identified that a reasonably possible change in three key assumptions could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which these three assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount.

	Change required for carrying amount to be equal to
	recoverable amount
(in percentage)	2023	2024
Online
Discount rate	3.9%	2.4%
EBITDA margin in Terminal value	(2.9)%	(1.9)%
Budgeted revenue growth rate (CAGR for the next five years)	(8.1)%	(5.4)%

Management has identified that even if the terminal growth rate were to reduce to 0%, there would still not be an impairment for the Online CGU when keeping all other assumptions unchanged.

15.    Property and equipment

Changes in Property and equipment during the years presented were as follows:

	Construction	Leasehold	Other fixed assets and	Total property and
(in € thousands)	in progress	improvements	office equipment	equipment
Cost
As of July 1, 2022	9,779	10,222	14,057	34,058
Additions	17,094	1,387	3,687	22,168
Disposals	—	—	(2)	(2)
As of June 30, 2023	26,873	11,609	17,742	56,223

Accumulated depreciation and impairment
As of July 1, 2022	—	6,360	10,006	16,366
Depreciation charge of the year	—	635	1,993	2,628
Disposals	—	—	—	—
As of June 30, 2023	—	6,995	11,999	18,996

Carrying amount
As of July 1, 2022	9,779	3,862	4,050	17,691
As of June 30, 2023	26,873	4,614	5,740	37,227

Cost
As of July 1, 2023	26,873	11,608	17,742	56,223
Additions	5,445	1,789	5,224	12,459
Transfer	(31,909)	5,139	26,770	—
Disposals	(409)	(321)	(64)	(794)
As of June 30, 2024	0	18,215	49,672	67,888

Accumulated depreciation and impairment
As of July 1, 2023	—	6,995	12,001	18,996
Depreciation charge of the year	—	1,055	4,183	5,238
Disposals	—	—	—	—
As of June 30, 2024	—	8,050	16,184	24,234

Carrying amount
As of July 1, 2023	26,873	4,614	5,740	37,227
As of June 30, 2024	0	10,166	33,487	43,653

Property and equipment increased from €37,227 thousand as of June 30, 2023 to €43,653 thousand as of June 30, 2024 mainly due to our new distribution center in Leipzig, Germany, which started operating in September 2023.

16.    Leases

Expenses on leases under the low value exemption amounted to €197 thousand in fiscal 2024 (2023: €191 thousand, 2022: €185 thousand). Expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to €0 thousand in fiscal 2024 (2023: €0 thousand, 2022: €292 thousand). Mytheresa Group incurred depreciation and interest expenses in an amount of €12,406 thousand in fiscal 2024 (2023: €10,909 thousand, 2022: €6,269 thousand). Rent concessions in an amount of €0 thousand had an impact on the incurred expenses in fiscal 2024 (2023: €0 thousand, 2022: €56 thousand). The non-current lease liabilities in fiscal 2024 amounted to €40,483 thousand (2023: €49,518, thousand, 2022: €16,817 thousand) and the current lease liabilities amounted to €9,282 thousand (2023: €8,155 thousand, 2022: €5,189 thousand). See Note 28 for a maturity analysis of the Company’s future lease payments.

Some property leases contain extension options exercisable by Mytheresa Group up to one year before the end of the non-cancellable contract period. Where practicable, Mytheresa Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by Mytheresa Group and not by the lessors. Mytheresa Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. Mytheresa Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. Mytheresa Group estimated, if all extension options would be exercised for current leases, it would result in an increase in lease liability of €42.2 million.

Mytheresa Group classified rent cash deposits under other non-current asset of €1,431 thousand (2023: €552 thousand).

The total cash outflow for leases amounted €7,924 thousand in fiscal 2024 (2023: €4,059 thousand, 2022: €5,425 thousand). Interest expenses from lease liabilities amounted to €2,916 thousand in fiscal 2024 (2023: €2,417 thousand, 2022: €612 thousand).

Right-of-use asset activity during the reporting periods presented is comprised of the following:

		Company	Total
	Land and	Cars and	right-of-
(in € thousands)	buildings	Equipment	use assets
Cost
As of July 1, 2022	47,853	95	47,948
Additions	41,516	97	41,613
As of June 30, 2023	89,369	193	89,561

Accumulated Depreciation and Impairment
As of July 1, 2022	26,207	66	26,273
Depreciation Charge of the year	8,466	26	8,492
As of June 30, 2023	34,673	92	34,764

Carrying Amount
As of July 1, 2022	21,646	31	21,677
As of June 30, 2023	54,696	101	54,797

		Company	Total
	Land and	Cars and	right-of-
(in € thousands)	buildings	Equipment	use assets
Cost
As of July 1, 2023	89,369	193	89,561
Additions	141	20	161
As of June 30, 2024	89,510	213	89,722

Accumulated Depreciation and Impairment
As of July 1, 2023	34,673	92	34,765
Depreciation Charge of the year	9,446	43	9,489
As of June 30, 2024	44,119	135	44,254

Carrying Amount
As of July 1, 2023	54,696	101	54,797
As of June 30, 2024	45,390	78	45,468

Mytheresa Group signed the second rental addendum in February 2024 for an existing office space in Shanghai, China, with a new contractual term from March 1, 2024 until February 28, 2025. The Group recognized an additional €124 thousand of right-of-use asset and corresponding lease liability upon commencement in March 2024.

17.    Inventories

Mytheresa Group’s inventories consist mainly of finished goods merchandise acquired from fashion designers. Mytheresa Group records inventories at the lower of cost or net realizable value. Cost of inventory amounted to €449,590 thousand in fiscal 2024 (2023: €383,115 thousand, 2022: €328,749 thousand). Inventory write-downs classified as cost of sales during fiscal 2024 were €6,658 thousand (2023: €2,913 thousand, 2022: €6,009 thousand). No reversals on write-downs are recorded in fiscal 2024 and 2023. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

18.    Trade and other receivables

The carrying amount of trade and other receivables approximates their fair value due to their short-term nature. The trade and other receivables are non-interest bearing. The maximum credit risk at the balance sheet date, which corresponds to the carrying amount of trade and other receivables, was taken into account in accordance with IFRS 9 when measuring the allowance for expected credit losses. Information about the impairment of trade and other receivables and Mytheresa Group’s exposure to credit risk, currency risk and interest rate risk can be found in Note 28. The amount of impairment allowance at June 30, 2024 is €0 thousand (2023: €278 thousand).

19.    Other assets and non-current assets

Other assets consist of the following:

	As of June 30,
(in € thousands)	2023	2024
Right of return assets	11,301	13,205
Current VAT receivables	1,446	—
Prepaid expenses	3,788	4,233
Receivables from payment service providers	662	1,086
Advance payments	2,347	2,582
DDP duty drawbacks (1)	16,520	14,352
Other current assets (2)	6,049	9,848
	42,113	45,306
(1)	The position is related to DDP duty drawbacks for international customs.
(2)	Other current assets consist mostly of creditors with debit balances.

Details of other non-current assets consist of the following:

(in € thousands)	June 30, 2023	June 30, 2024
Other non-current receivables	30	29
Non-current deposits	552	1,431
Non-current prepaid expenses (1)	5,990	6,112
	6,572	7,572
(1)

This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

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

Profits are reflected within the accumulated deficit of Mytheresa Group.

	As of June 30,
(ADSs, representing an equal number of ordinary shares)	2023	2024
Basic shares (post-split)	70,190,687	70,190,687
IPO shares (post-split)	14,233,823	14,233,823
Supervisory Board Award (Restricted Shares)	57,124	57,124
Long-Term Incentive Plan (Restricted Share Units)	29,759	92,931
Sign-On Award (Restricted Share Units)	6,269	6,269
Restoration Award (Phantom Shares) - Converted	115,376	398,328
Alignment Award (Options) - Exercised	257,159	257,159
Employee stock purchase plan (ESPP)	—	29,641
Number of ordinary shares	84,890,197	85,265,962

Please see Note 12 for further explanation of the weighted average number of ordinary shares outstanding used in the EPS calculation.

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

21.    Liabilities to banks

As of June 30, 2024, Mytheresa Group has entered into a new Revolving Credit Facility agreement totaling €75.0 million that replaced the existing Revolving Credit Facilities. The new Revolving Credit Facility has a maturity until September 2026. Under the new Revolving Credit Facility, Mytheresa is subject to financial covenants that include requirements related to working capital as a borrowing base and a maximum group net debt leverage ratio.

22.    Tax liabilities

Tax liabilities result from current income taxes.

Changes in Mytheresa Group’s tax liabilities were as follows:

	As of June 30,
(in € thousands)	2022	2023	2024
Beginning of fiscal year	14,114	25,096	22,987
Additions	11,451	3,410	1,725
Utilizations	(180)	(4,883)	(13,477)
Release	(289)	(637)	(592)
End of fiscal year	25,096	22,987	10,643

The decrease in tax liabilities is due to the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period.

23.    Provisions

Provisions consist of obligations resulting in an expected outflow of economic benefits and were non-current for each of the periods presented. Provisions consist of the following as of June 30, 2024:

(in € thousands)	Dismantling	Other	Total
Beginning of fiscal year	670	88	758
Additions	1,976	—	1,976
Releases	—	(88)	(88)
Utilizations	—	—	—
Beginning of fiscal year	2,646	—	2,646
Additions	143	—	143
Releases	—	—	—
Utilizations	—	—	—
End of fiscal year	2,789	—	2,789

Mytheresa Group leases its Corporate headquarter, central distribution centers and the retail stores in Germany. Mytheresa Group recognizes a provision for expected dismantling costs to be incurred at the end of the respective lease terms for these facilities based on external data sources and internal experience from past dismantling activities. The increase is mainly due to the recognized dismantling provision connected to the distribution center in Leipzig, Germany.

24.    Other liabilities

Other current liabilities consist of the following:

	As of June 30,
(in € thousands)	2023	2024
Personnel-related liabilities	5,821	9,376
Customer returns	19,580	21,064
Liabilities from sales tax	—	12,632
Liabilities against brand partners	21,001	13,901
Accrued expenses & other liabilities	32,523	38,262
	78,924	95,235

25.    Deferred income tax assets and liabilities, net

The following table depicts the changes in deferred tax balances through equity and profit or loss for the periods presented.

	As of June 30,
(in € thousands)	2022	2023	2024
Deferred tax assets / (liabilities), net
Beginning of fiscal year	(2,241)	2,429	(237)
Recognized through equity / other comprehensive income	1,249	—	—
Recognized through profit or loss	3,421	(2,666)	2,226
End of fiscal year	2,429	(237)	1,989

Mytheresa Group’s deferred tax balance for each of the years presented consist of the following as of June 30:

	2023		2024
	Deferred tax		Deferred tax
(in € thousands)	Assets	Liabilities	Assets	Liabilities
Intangible assets and goodwill	239	(4,277)	214	(4,323)
Property and equipment	—	(238)	—	(276)
Receivables	615	—	—	(195)
Right-of-Use asset, contract asset and other assets	—	(15,075)		(12,509)
Lease liabilities, contract liabilities and other liabilities	15,664	—	14,031	(56)
Provisions	525	—	657	—
Tax loss carryforwards	2,311	—	4,447	—
Total Gross	19,353	(19,591)	19,348	(17,359)
Netting	(19,294)	19,294	(17,348)	17,348
Total net	59	(296)	1,999	(11)

Deferred tax assets and deferred tax liabilities are offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the presentation of deferred tax assets and liabilities in the Consolidated Statement of Financial Position, no difference is made between current and non-current. The actual non-current portion of (gross) deferred tax assets in the table above amounts to € 16,356 thousand (2023; 16,266; 2022: €11,068 thousand), the non-current portion of (gross) deferred tax liabilities in the table above amounts to € (16,995) (2023: € (18,953) thousand; 2022: € (6,064) thousand).

For existing unused tax loss carryforwards of €123 thousand, no deferred tax asset has been recognized in 2024 (2023: €119 thousand; 2022: €131 thousand). The tax loss carryforwards existing at the end of fiscal year 2024 relate to Mytheresa SE, Germany (no expiry date).

26.    Global minimum top-up tax

The Group falls within the scope of the OECD model rules of the second pillar for the national implementation of the global minimum tax (Pillar Two). The implementation into German law took place through the introduction of a minimum tax law in December 2023, which applies to all financial years beginning after December 30, 2023. As the legislation was not applicable on the reporting date in any country in which the Mytheresa Group has relevant entities, there was no related current income tax burden for the financial year 2024.

In addition, Mytheresa Group applies the exemption in accounting standard IAS 12 for the recognition and disclosure of information on deferred tax assets and liabilities in connection with income taxes from global minimum taxation. In accordance with the minimum tax legislation applicable from 2024, the Group is obliged to determine the effective tax rate for each country in which relevant entities exist and, if the effective tax rate determined is below the minimum tax rate of 15%, a so-called supplementary tax in the amount of the difference between the effective tax rate and the minimum tax rate has to be paid.

Mytheresa Group is currently in the process of assessing the future impact of Pillar Two. Due to the complexity of the application of the legislation and the calculation of the so-called “GloBE income”, the quantitative effects of the legislation cannot yet be reliably estimated. Even for entities with an effective tax rate of over 15%, Pillar Two could therefore have tax implications. We are supported by tax specialists in the application and implementation of the Pillar Two legislation.

27.    Related party transactions

As of June 30, 2024, Mytheresa Group was 77.9% (2023: 78.3)% owned subsidiary of MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of June 30, 2024.

a)	Related Parties transactions

As of June 30, 2024, Mytheresa Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €213 thousand (2023: €213 thousand). Further, Mytheresa Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €838 thousand (2023: €838 thousand). These balances resulted from various intercompany charges incurred before July 2020.

b)	Key Management Personnel Compensation

Key management personnel as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company and MGG have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities. The following table shows the personnel expenses for managing directors:

	Year Ended June 30,
(in € thousands)	2022	2023	2024

Short-term compensation	4,035	3,405	4,073
Share-based compensation - IPO related compensation for Managing Directors	38,723	21,791	10,769
Share-based compensation - Long-term incentive program	957	881	2,640
Total Share-based compensation	39,680	22,672	13,408
Total personnel expenses for Managing Directors	43,715	26,077	17,481

Refer to Note 27 for further details regarding the Share-based compensation. The personnel expenses in fiscal 2021 accounting for IPO-related share-based compensation awards was based on a share price of 31 USD.

28.    Share-based compensation

a)Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022 and 2023 the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023 certain stock options were granted to selected key management members under the new 2023 Omnibus Incentive Compensation Plan on the 8th of November 2023. Mytheresa Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one American Depositary Share (each, an “ADS”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to the section titled, “b) Measurement of fair values”.

Restoration Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to b) Measurement of fair values.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Annual Plan

Supervisory Board Members Plan

As of February 9, 2022, four Supervisory Board Members have been granted 22,880 RSUs. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

As of July 1, 2022, one Supervisory Board Member has been granted 11,467 RSUs. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on June 30, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price on the grant date.

As of May 8, 2023, 67,264 RSUs were granted to four Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

As of September 5, 2023, 11,478 RSUs were granted to one Supervisory Board Member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on September 5, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.63, the closing share price of the grant date.

As of November 8, 2023, 149,147 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on November 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.52, the closing share price of the day before the grant date.

The following table summarizes the main features of the annual plan:

Type of
arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022	May 8, 2023	September 5, 2023	November 8, 2023
Number granted	15,384	7,393	22,880	11,467	67,264	11,478	149,147
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares vested in full on February 8, 2023.	The restricted shares vested in full on June 30, 2023	The restricted shares Units vested in full on May 8, 2024	The restricted shares Units are scheduled to vest in full on September 5, 2024	The restricted shares Units are scheduled to vest in full on November 8, 2024

Long-Term Incentive Plan

As of July 1, 2021, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded vested in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs vested after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

As of July 1, 2022, 674,106 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

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

As of July 1, 2023, 3,113,125 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,696,022 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,417,103 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2026 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% and management is currently estimating an award level of 26%, of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 3,113,125 RSUs, which was approved in the AGM on November 8, 2023.

As of July 1,2023, 2,923,280 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained on November 8, 2023.

Additionally, On December 15, 2023 further 682,021 stock options were granted, with service commencement date July 1, 2023 on similar terms to same selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

The following table summarizes the main features of the annual plan:

Type of	Key Management Members
arrangement	Long-Term Incentive Plan
Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Stock Options	Stock Options
Service commencement date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	July 1, 2023	July 1, 2023	July 1, 2023	July 1, 2023
Grant date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	November 8, 2023	November 8, 2023	November 8, 2023	December 15, 2023
Number granted	62,217	108,947	255,754	418,352	1,696,022	1,417,103	2,923,280	682,021
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (“ESPP”), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company, at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €28 thousand. 29,641 shares were issued in the program. The grant date fair value amounts to USD 4.00.

On May 17, 2024 the Company commenced its second open enrollment period for its Employee Share Purchase Program. The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €18 thousand. 13,149 shares were issued in the program. The grant date fair value amounts to USD 6.00.

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

Stock Options from Long-Term Incentive Plan

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

	Grant date		Grant date
Black Scholes Model - Weighted Average Values	November 8, 2023		December 15, 2023
Weighted average fair value	$0.64		$0.65
Exercise price	$4.00		$4.00
Weighted average share price	$3.41		$3.55
Expected volatility	45.83%		45.32%
Expected life	1.65	years	1.55	years
Risk free rate	3.00%		2.37%
Expected dividends	—		—

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

c)Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Year ended June 30,
(in € thousands)	2023	2024

Classified within capital reserve (beginning of year)	128,628	158,453
Expense related to:	29,825	17,137
Share Options (Alignment Grant)	27,541	13,351
Restricted Shares	342	581
Restricted Share Units	1,914	2,292
Employee Share Purchase Program	28	18
Share Option (SO Award)	—	896
Classified within capital reserve (end of year)	158,453	175,591

During the year ended June 30, 2024, the Company withheld 287,511 shares to cover tax obligations related to the vesting of RSUs. The total value of the shares withheld was €1,370 thousand which was based on the market price of the Company’s shares on the vesting date.

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment award
		Wtd. Average
	Options	Exercise Price (USD)
June 30, 2022	6,407,675	8.36
forfeited	—	N/A
exercised	210,260	5.79
June 30, 2023	6,197,415	8.55

June 30, 2023	6,197,415	8.55
forfeited	134,325	7.84
exercised	—	N/A
June 30, 2024	6,063,090	8.57

The range of exercise prices for the share options outstanding as of June 30, 2024 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 6.5 years.

For options vested on January 20, 2023, the beneficiaries have been given the choice for a cash settlement instead of equity. The amount of the cash settlement was determined based on the difference between the Company’s share price at the time of exercise and the option strike price. €1,545 thousand has been reclassified from equity and recognized as a cash-settled share-based payment liability with giving the option for a cash settlement as of June 30, 2023. Only a total of 24,187 options have been exercised with a payout of €57 thousand as of June 30, 2023. The remaining fair value and corresponding options have been again reclassed to equity and will be settled in shares at future exercises. For all remaining options, the company intends to continue to settle this award in equity.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Share Options under the Long-Term
	Incentive Plan
		Wtd. Average
	Options	Exercise Price (USD)
June 30, 2023	—	—
forfeited	296,235	4.00
Granted	3,605,301	4.00
June 30, 2024	3,309,066	4.00

The exercise prices for the share options outstanding as of June 30, 2024 is 4.00 USD. The average remaining contractual life is 9.0 years.

29.    Financial instruments and financial risk management

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

Financial instruments as of June 30, 2023 is as follows:

	Year ended June 30, 2023
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Trade and other receivables	7,521	—	Amortized cost	—	—
Cash and cash equivalents	30,136	—	Amortized cost	—	—
Other assets	42,113	19,474
thereof deposits	15	—	Amortized cost	—	—
thereof other financial assets	22,623	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	49,518	49,518	N/A	—	—
Current financial liabilities
Lease liabilities	8,155	8,155	N/A	—	—
Trade and other payables	71,085	—	Amortized cost	—	—
Other liabilities	78,924	59,345
thereof other financial liabilities	19,580	—	Amortized cost	—	—

Financial instruments as of June 30, 2024 is as follows:

	Year ended June 30, 2024
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Trade and other receivables	11,819	—	Amortized cost	—	—
Cash and cash equivalents	15,107	—	Amortized cost	—	—
Other assets	45,306	22,265
thereof deposits	152	—	Amortized cost	—	—
thereof other financial assets	22,889	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	40,483	40,483	N/A	—	—
Current financial liabilities
Lease liabilities	9,282	9,282	N/A	—	—
Trade and other payables	85,322	—	Amortized cost	—	—
Other liabilities	95,235	74,171
thereof other financial liabilities	21,064	—	Amortized cost	—	—

The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 are as follows:

	Year ended June 30,
	2022	2023	2024
	Carrying	Carrying	Carrying
(in € thousands)	amount	amount	amount
Financial assets measured at Amortized cost (AC)	166,780	60,295	49,967
Financial liabilities measured at Amortized cost (AC)	61,784	90,665	106,385

Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

There were no transfers between the different levels of the fair value hierarchy during fiscal 2023 and fiscal 2024. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

Foreign exchange derivatives held only during the year were designated as hedging instruments, the effective fair value changes of which were recognized in separate components of equity. The development of the corresponding reserves is shown in the following table:

(in € thousands)	July 1, 2023	Additions	Reclassification	June 30, 2024
OCI 1	—	1,359.0	(1,359.0)	—
OCI 2	—	1,538.7	(1,538.7)	—

Net gains or losses

The table below shows the net gains and losses of financial instruments per measurement categories defined by IFRS 9:

	Year ended June 30,
(in € thousands)	2022	2023	2024
Financial liabilities measured at Amortized cost (AC)	(386)	(401)	(1,861)

Net gains and losses on financial liabilities measured at amortized cost include gains and losses from interest expenses. Net gains and losses on financial assets and financial liabilities measured at fair value through profit or loss represent changes in fair value measurement.

Interest income and expenses

Interest expense is calculated by applying the effective interest rate to the gross carrying amount of liabilities measured at amortized cost (See Note 10).

Loss allowance

The movement in the loss allowance for expected credit losses in respect to trade and other receivables during fiscal 2023 and fiscal 2024 was as follows:

	Year ended June 30,
in € thousands	2023	2024
Beginning of fiscal year	—	278
Decrease loss allowance during the period	—	(278)
Increase loss allowance during the period	278	—
End of fiscal year	278	—

Default risks from other financial instruments are immaterial.

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

Mytheresa Group economically hedges its net foreign currency exposure at around 70%, by entering into foreign exchange hedging transactions with a maximum duration of one year. Mytheresa Group applied hedge accounting to these transactions during fiscal 2024. As of June 30, 2024 and 2023, Mytheresa Group has no derivatives outstanding.

The following tables show the impact to profit or loss if the foreign currencies would increase or decrease against the Euro (foreign exchange sensitivity), based on the exposures in GBP and U.S. Dollars as of the reporting date.

	FX Sensitivity for USD
	Year ended June 30,
	2023		2024
	€ appreciation	€ depreciation	€ appreciation	€ depreciation
in € thousands	+10%	-10%	+10%	-10%
€ Sensitivity	(260)	318	275	(336)

	FX Sensitivity for GBP
	Year ended June 30,
	2023		2024
	€ appreciation	€ depreciation	€ appreciation	€ depreciation
in € thousands	+10%	-10%	+10%	-10%
€ Sensitivity	33	(40)	414	(505)

●	Interest rate risk

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

Mytheresa Group has a revolving credit facility in place to balance monthly cash flow volatility. No funds were drawn as of June 30th, 2024 from the €75 million facility. The following table details undiscounted contractually agreed future cash outflows from financial liabilities.

Maturity analysis of financial liabilities as of June 30, 2023:

	Year ended June 30, 2023
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	71,085	—	—	71,085	71,085
Other liabilities	19,580	—	—	19,580	19,580
Lease liabilities	13,734	35,049	26,343	75,125	57,672
Total	104,399	35,049	26,343	165,790	148,337

Maturity analysis of financial liabilities as of June 30, 2024:

	Year ended June 30, 2024
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	85,322	—	—	85,322	85,322
Other liabilities	21,064	—	—	21,064	21,064
Lease liabilities	9,282	29,188	34,822	75,622	49,765
Total	115,668	29,188	34,822	182,008	156,151

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

Mytheresa Group is exposed to credit risk on cash and cash equivalents, which it monitors centrally. Mytheresa Group maintains its cash deposits at financial institutions with top credit ratings. The creditworthiness of these financial institutions is constantly monitored. Mytheresa Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of these financial institutions. The loss allowance is immaterial.

The following table provides the gross carrying amounts of cash and cash equivalents by ratings as of June 30, 2023 and 2024:

	Year ended June 30,
in € thousands	2023	2024
Rating Class 1	26,204	9,696
Rating Class 2	2,241	2,528
Rating Class 3	1,691	2,883

Rating Class 1 reflects financial institutions based in the European Union; Rating Class 2 are financial institutions, with a bank license e.g. PayPal; Class 3 positions with cash held on hand and financial institutions outside the European Union.

The movement in the loss allowance for expected credit losses in respect to trade and other receivables was €0 thousand in fiscal 2024 and fiscal 2023. Default risks from other financial instruments are immaterial.

Capital risk management

Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.

30.    Notes to the consolidated statement of cash flows

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Total
Interest payments on financial liabilities	(386)	(612)	(998)
Lease payments	—	(5,425)	(5,425)
Change in Cash Flow	(386)	(6,037)	(6,423)

Net debt as of July 1, 2021	—	14,147	14,147

Additions (Disposals)	(772)	1,211	439
Interest expenses	386	612	998
Total change in liabilities	(386)	1,823	1,437

Net debt as of June 30, 2022	—	22,007	22,007

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Total
Interest payments on financial liabilities	(43)	(2,416)	(2,460)
Lease payments		(4,059)	(4,059)
Change in Cash Flow	(43)	(6,475)	(6,519)

Net debt as of July 1, 2022	—	22,007	22,007

Additions (Disposals)	(86)	26,772	26,686
Interest expenses	43	2,417	2,460
Total change in liabilities	(43)	29,189	29,146

Net debt as of June 30, 2023	—	57,672	57,672

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Total
Interest payments on financial liabilities	(1,856)	(2,916)	(4,772)
Lease payments	—	(7,925)	(7,925)
Change in Cash Flow	(1,856)	(10,841)	(12,697)

Net debt as of July 1, 2023	—	57,672	57,672

Additions (Disposals)	(3,712)	(21,663)	(25,375)
Interest expenses	1,856	2,916	4,772
Total change in liabilities	(1,856)	(18,747)	(20,603)

Net debt as of June 30, 2024	—	49,765	49,765

As of June 30, 2024 Mytheresa, Group cash equivalent balances are available for use.

31.    Events after the reporting year

The company announced on July 16, 2024, the consolidation of its distribution and shipping functions into its newly opened distribution center in Leipzig, Germany, which already covers 80% of all customer shipments. As a result, the distribution center in Heimstetten, Germany will be closed as part of its strategic focus on global growth, operational excellence and continued profitability. The closure is expected to be completed as of our reporting date of September 12,2024. Since the communication to the affected parties was made subsequent to our year end June 30,2024, it is considered a non-adjusting event under IAS 10. A restructuring provision will be recognized only when the company has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. The estimated costs associated with the closure, including severance payments and other expenses estimated to be around € 5 million EUR, will be recognized in the financial statements for the year ending June 30, 2025.

Beginning with fiscal year 2025, the Mytheresa Group executed a new long-term incentive compensation (“LTI”) program for members of the top management under the MYT Netherlands Omnibus Incentive Compensation Plan. The LTI for fiscal year 2025 is a three-year, long-term incentive program as combination of awarded performance share units, option awards and awarded restricted stock units. The performance share units are based on the company’s performance over the three-year period and vest after three years. The restricted stock units and option awards vest annually during the three-year period. The estimated expense for fiscal year 2025 will be approximately €6.8 million.