Form 20-F/A
period 2024-06-30
MYT Netherlands Parent B.V.
filed 2024-10-07
CIK 1831907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Auditor Name	KPMG AG Wirtschaftsprüfungsgesellschaft	Auditor Firm ID	1021	Auditor Location	Munich, Germany

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended June 30, 2024 (the “Amendment No. 1”) of MYT Netherlands Parent B.V. (the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2024 (the “Original Filing”), is being filed (i) to correct Exhibit 1.2 (Amended and Restated Rules of Procedure of the Supervisory Board of the Registrant), as an incorrect version inadvertently filed with the Original Filing, and (ii) to report that the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

As required by Rule 12b-15 of the Exchange Act, we are also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted. Similarly, because no financial statements have been included in this Amendment, certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 have been omitted.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing, or September 12, 2024. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any event that has occurred after the filing of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporated by Reference
Exhibit No.	Description of Exhibit	Form & Filing Date	No.	File Number	Provided Herewith	Previously filed or furnished with the Original Filing
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant.	F-1/A 01/12/2021	3.1	333-251765
1.2	Amended and Restated Rules of Procedure of the Supervisory Board of the Registrant.				X
1.3	Rules of Procedure of the Management Board of the Registrant.	F-1/A 01/12/2021	3.3	333-251765
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder.	F-1/A 01/12/2021	4.1	333-251765
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).	F-1/A 01/12/2021	4.2	333-251765
4.1	MYT Netherlands Parent B.V. Amended and Restated 2023 Omnibus Incentive Compensation Plan.					X
4.2	Form of Restoration Grant Award Agreement	20-F 10/15/2021	4.2	001-39880
4.3	Form of Alignment Grant Award Agreement	20-F 10/15/2021	4.3	001-39880
4.4	Form of Restricted Stock Award Agreement	20-F 10/15/2021	4.4	001-39880
4.5	Form of Restricted Stock Unit Award Agreement	20-F	4.5	001-39880
4.6	Form of Restricted Stock Unit/Performance Stock Unit Award Agreement	20-F	4.6	001-39880
4.7	Form of Share Option Award Agreement	20-F	4.7	001-39880
4.8	MYT Netherlands Parent B.V. Employee Stock Purchase Plan	S-8 05/26/2023	4.2	333-272241
4.9	Form of Managing Director Service Contract					X
8.1	List of Subsidiaries					X
11.1	Policy on Insider Trading					X
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm					X
97	Executive Officer Incentive Compensation Recovery Policy					X
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Michael Kliger
Name: Michael Kliger
Title: Chief Executive Officer

Date: October 7, 2024.