Form 20-F
period 2026-06-30
LuxExperience B.V.
filed 2026-09-16
CIK 1831907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 139,699,831 ordinary shares, €0.000015 par value per share.

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

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). None of our financial statements were prepared in accordance with U.S. GAAP. The consolidated financial statements and financial information included in this Annual Report on Form 20-F were prepared for LuxExperience B.V. and its subsidiaries, including Mytheresa Group GmbH (“MGG”), The Net-A-Porter Group Italy Holding S.r.l., The Net-a-Porter Italy Group S.r.l. and YOOX NET-A-PORTER GROUP S.p.A. Except where the context otherwise requires or where otherwise indicated, references to the financial information of LuxExperience B.V. includes its consolidated subsidiaries.

Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. Dollars. Unless otherwise indicated, these translations were made at the rate of €1.00 to $1.1724 and €1.00 to $1.1417, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2025, and June 30, 2026, respectively. Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this Annual Report to “dollar,” “USD” or “$” mean U.S. Dollars and all references to “€” or “euro” mean Euros.

Our fiscal year begins on July 1 and ends on June 30 of the following year, e.g. fiscal 2026 relates to the year ended June 30, 2026.

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

Defined Terms and key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the sections entitled “Item 5: Operating and financial review and prospects -A. Operating Results”. We define these terms as follows:

●	“active customer” means a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period.
●	“Adjusted EBITDA” means Net income (loss) from continuing operations before the effects of Finance income (costs), net, Income tax (expense) benefit and Depreciation, amortization and impairment losses, further adjusted to exclude other transaction-related, certain legal and other expenses, share-based compensation expense, foreign exchange gains and losses arising on intercompany balances and the gain on bargain purchase. “Adjusted EBITDA margin” means Adjusted EBITDA expressed as a percentage of Net sales. Both are non-IFRS financial measures and are not calculated in accordance with IFRS. For an explanation of why we use these measures and a reconciliation of Adjusted EBITDA to Net income (loss) from continuing operations, the most directly comparable IFRS measure, see “Item 5: Operating and financial review and prospects—A. Operating Results.”
●	“average order value” is an operative measure used by management, which is calculated as the total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. When average order value is presented for the segments comprising the recently acquired YNAP business, the LTM figures include results of the acquired business prior to date of the YNAP Acquisition.
●	“contribution profit” means gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers.

●	“Gross Merchandise Value” (GMV) is an operative measure and means the total Euro value of orders processed, either as principal or agent. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV. When GMV is presented for the segments comprising the recently acquired YNAP business, the LTM figures include results of the acquired business prior to date of the YNAP Acquisition.
●	“customer acquisition cost” or “CAC” means our online marketing expenses, excluding software costs, which we attribute to acquiring new customers, divided by the number of customers who placed their first order in the relevant period.
●	“full-time equivalents” or “FTEs” is presented to quantify the number of employees assuming each employee worked 40 hours per week. Full - time employees, who are not conscripted to hours are assumed to work 40 hours per week.
●	“lifetime value” or “LTV” means the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year.
●	“net shipped revenue” is an operating metric used by management, which is calculated using total orders shipped, net of returns, applying a monthly foreign exchange rate for each reporting period.
●	“total gross sales” means all sales after cancellations, before returns, and includes associated shipping revenues and delivery duties collected.
●	“total orders shipped” means the total number of online customer orders shipped to our customers during the last twelve months (LTM) ended on the last day of the period presented. When total orders shipped is presented for the segments comprising the recently acquired YNAP business, the LTM figures include results of the acquired business prior to date of the YNAP Acquisition.
●	“you” refers to the reader of this report.
●	“Basis points” or “BPs” refers to a common unit of measure for interest rates and other percentages in finance. One basis point is equal to 1/100th of 1%, or 0.01%, or 0.0001, and is used to denote the percentage change in a financial instrument. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point.
●	“LuxExperience Group – Total Segments” refers to the sum of the amounts reported across the Group’s operating segments, namely Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX.

Market and Industry Data

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as reports by Bain & Company, Boston Consulting Group (“BCG”) and Capgemini. Note Bain & Company, BCG and Capgemini are not affiliated with LuxExperience B.V., and the information contained in this report has not been reviewed or endorsed by Bain & Company, BCG or Capgemini, as applicable.

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

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Forward-looking statements in this Annual Report and the factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, statements and factors about:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	our ability to respond to consumer demand, spending and tastes;
●	our ability to maintain and enhance our brands;
●	our ability to retain our existing customers, including Top Customers, and acquire new customers;
●	the imposition of, or changes in, tariffs, duties, import surcharges or other trade restrictions, and related retaliatory measures, as well as changes in customers, procedures, entry requirements and duty exemptions;
●	the growth of the market for luxury products, and the online market for luxury products in particular;
●	our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;
●	our ability to expand our product offerings;
●	our ability to effectively manage or sustain our growth, including through new distribution models, such as the curated platform model, and to effectively expand our operations;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to obtain and maintain targeted levels of inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;
●	seasonal sales fluctuations and corresponding working capital requirements;
●	our ability to optimize, operate, manage and expand our network infrastructure, and our fulfillment centers and delivery channels;

●	our ability to meet or achieve our sustainability goals and initiatives or scrutiny related to such goals or initiatives;
●	the risk that we may fail to realize all of the anticipated benefits of the YNAP Acquisition, including expected synergies as well as time and cost needed to generate these synergies, and we will be subject to business uncertainties that could adversely affect our business;
●	if sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites;
●	our ability to retain existing vendors and brands and to attract new vendors and brands; and
●	general economic conditions, including economic conditions resulting from Russia’s war in Ukraine, the Hamas-Israel conflict, the conflict in Iran and surrounding region and its impact on trade and commodity prices, inflation, interest rates and other geopolitical and macroeconomic conditions or trends that may impact consumer demand.

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

RISK FACTOR SUMMARY

Our ability to execute our strategy is also subject to certain risks. You should carefully consider all of the information set forth in this Annual Report and, in particular, should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our securities. These risks include, but are not limited to, the following:

●	the highly competitive nature of our industry and our ability to compete effectively;
●	consumers of luxury products may not choose to shop online in sufficient numbers;
●	the luxury fashion industry can be volatile and difficult to predict;
●	our ability to maintain strong relationships with our brand partners;
●	any current or future political tensions regarding the war in Ukraine and the sanctioning of Russia or the Hamas-Israel and the Iran conflicts;
●	our reliance on consumer discretionary spending, which may be adversely affected by economic downturns, including economic conditions resulting from Russia’s war in Ukraine, the conflict in Iran and the surrounding region, the Hamas-Israel conflict, inflation, interest rates and other geopolitical and macroeconomic conditions or trends;
●	our ability to acquire new customers and retain existing customers, including Top Customers, in a cost-effective manner depends on the success of our curation, operational execution and advertising efforts;
●	our ability to maintain average order value levels, current cost ratios and attractive gross margins;
●	our ability to accurately forecast net sales and appropriately plan our expenses in the future;
●	our recent growth rates may not be sustainable or indicative of our future growth;
●	our ability to manage currency exchange rate fluctuations;
●	our ability to effectively manage our inventory levels and composition as well as overall working capital, including financing of the same;
●	loss of, or disruption in, our distribution centers; or our inability to extend or change our network of distribution centers;
●	the imposition of, or changes in, tariffs, duties, import surcharges or other trade restrictions, and related retaliatory measures, as well as changes in customers, procedures, entry requirements and duty exemptions, which may increase our costs, delay shipments to customers or require changes to our sourcing, fulfillment or pricing;
●	changes in customs and international trade laws may result in increased costs which could limit our ability to operate our business and limit our ability to grow;
●	compliance with complex and inconsistent ESG regulations may impact our business, results of operations and reputation;
●	if sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites;
●	the loss of senior management or attrition among our buyers or key employees could adversely affect our business;
●	the risk that we may fail to realize all of the anticipated benefits of the YNAP Acquisition, including expected synergies as well as time needed to generate these synergies, and we will be subject to business uncertainties that could adversely affect our business; and
●	the risk that our future results could suffer if we do not effectively manage our expanded business, operations and employee base following the YNAP Acquisition and operate effectively all of our segments.

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

The online luxury sector is highly competitive and fragmented. We compete for customers primarily with other global multi-brand online luxury retailers and online marketplaces, luxury mono-brand retailers and luxury multi-brand retailers and, to a lesser extent, specialty retailer, department stores, apparel chains, stand-alone boutiques, traffic aggregators, luxury pre-owned and consignment stores, off-price retailers and flash sale websites. We believe our ability to compete depends on many factors within and beyond our control, including:

●	attracting new customers;
●	retaining and enhancing our relationships with existing customers, including our Top Customers;
●	attracting customers from our brand partners’ increasing online offerings and capabilities;
●	converting online viewing to online purchases;
●	further developing our data analytics capabilities;
●	maintaining favorable brand recognition and effectively marketing our services to customers;

●	the amount, diversity and quality of brands and merchandise that we or our competitors offer;
●	the price at which we are able to offer our merchandise;
●	maintaining and growing our market share;
●	price fluctuations or demand disruptions of our brand partners or other third-party vendors;
●	inventory management;
●	the speed and cost at which we can deliver merchandise to our customers and the ease with which they can use our services to return merchandise;
●	the risk that our operations are disrupted by strikes, work stoppages, slowdowns or other labor disputes involving our employees or those of our suppliers; and
●	anticipating and quickly responding to changing fashion trends and customer shopping preferences.

These and other factors, combined with the competitiveness of the luxury retail industry, have created an environment where several retail luxury companies have recently filed for protection under local insolvency laws, including each of LuisaViaRoma and Ssense in August 2025 and Saks Global in January 2026. The continued changes and reorganizations among luxury multi-brand retailers highlight the significant challenges currently impacting the industry, as well as the risk that an ineffective strategy or failing to execute the strategy of the business may result in significant adverse financial impacts. If we fail to compete effectively or execute our strategy, our business and results of operations may be adversely affected.

Competition may increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.

Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, larger databases, greater financial, marketing, institutional and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in fashion trends and customer shopping behavior. These competitors may engage in extensive research and development efforts, including through use of artificial intelligence to enhance competitiveness, cause artificial intelligence powered agents to become intermediaries between us and our customers, enter or expand their presence in the online luxury market, undertake more far-reaching marketing campaigns, build stronger relationships with our brand partners, more effectively address our customers’ needs or adopt more aggressive pricing policies. Any of the foregoing may allow our competitors to acquire a larger and more lucrative customer base or generate net sales from their existing customer bases more effectively than we do and, as a result, may have an adverse impact on our business and results of operations.

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

In addition, there is the risk that advertising of the products we sell and the choice of our curation is not successful with our customers, and they stop purchasing. There is no assurance that customers will continue to purchase goods from us in the future. Customers may purchase fewer or lower-priced products if their discretionary income decreases. During periods of economic uncertainty, we may need to reduce prices in response to competitive pressures or otherwise to maintain sales, which could adversely affect relationships with our brand partners and consequently our business, financial condition, results of operations and prospects.

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

Customer complaints or negative publicity about our sites, products, third-party vendors, product delivery times, logistics providers, such as DHL, FedEx and UPS, social media providers, customer support, customer data handling or security practices, especially on blogs and social media platforms, could rapidly and severely diminish use of our sites and current and potential customers’ and brand partners’ confidence in us, which could result in harm to our brand and our business. In addition, any actual or perceived loss or unauthorized disclosure of customer data could damage our reputation and erode the trust of our customers and brand partners, even if we are not found to be at fault. We believe that some of the growth in our customer base to date has originated from social media, influencer marketing and affiliate marketing. If we are not able to develop and maintain positive relationships with our influencer and affiliate marketing partners, or if we or such partners are targets of negative publicity, including in connection with reactions to social or political events, such as the war in Ukraine, the conflict in Iran, the Hamas-Israel War, tariff wars, or protests against the use of fur, on social media, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive customers to our sites may be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our ability to acquire new customers and measure the effectiveness of our marketing activities also depends in significant part on our ability to collect, analyze, and act on data regarding user behavior and engagement across digital channels. This capability is increasingly constrained by the deprecation of third-party cookies, browser-level tracking restrictions introduced by major technology companies and platforms, and evolving regulatory consent requirements under the General Data Protection Regulation (“GDPR”), the UK Privacy and Electronic Communications Regulations (“PECR”), and a growing number of U.S. state privacy laws.

The loss of third-party cookie data reduces our ability to target potential customers based on browsing behavior and purchase intent, accurately attribute sales to specific marketing channels, and optimize bidding strategies in real-time advertising markets. As a result, we may experience increases in cost-per-acquisition (“CPA”), reduced return on advertising spend (“ROAS”), and reduced visibility into the performance of our marketing investments. If we are unable to effectively target and acquire customers as tracking restrictions expand, our customer acquisition costs may increase, our ability to grow our customer base may be impaired, and our business, financial condition, and results of operations could be adversely affected.

Our failure to retain existing customers, to maintain average order values or customer spending levels may impair our net sales growth, and these factors combined with our failure to maintain our cost ratios could impair our ability to maintain attractive gross margins, all of which could have a material adverse effect on our business and results of operations.

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. For example, in fiscal 2026, the top 4.8% of our Luxury | Mytheresa customers accounted for approximately 48.4% of its GMV. If existing customers no longer find our offerings appealing or shift their shopping and purchasing preferences back to brick-and-mortar stores or other online retailers, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our existing customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average spend, our financial condition, results of operations and growth prospects could be adversely affected.

In addition, for our most valued customers, we invest in hosting exclusive events, personal shoppers and in-person styling sessions in various international locations. If our investments in such personal events do not generate sufficient net sales growth from our top customers, if we are unable to retain our most valued customers or if they do not purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease. In addition, a failure to maintain our current cost ratios, including shipping rates and costs associated with promotional and curating activities, or a failure to reduce such cost ratios in the event that customer activity decreases, may impair our ability to maintain attractive gross and operating margins. All of these factors may adversely impact our business, financial condition and results of operations may be adversely affected.

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

Our distribution model has evolved, including in connection with integrating the YNAP businesses into LuxExperience Group, and will likely continue to evolve over time. Our model currently includes, among other distribution models, arrangements where a brand partner retains inventory ownership and, in some cases, directly ships to the customer while we are paid a commission by the brand partner. Any such distribution model could result in changes to our future revenue composition, inventory levels and margins, with a possible negative effect on our future net sales growth rate and gross margin, which could result in an adverse market reaction. In addition, our brand and reputation could be adversely affected if we are not able to continue controlling the full customer experience associated with shopping on our site. In addition, under the curated platform model, we may be required by the brand partner to share customer data, subject to the customer’s active consent in compliance with the EU General Data Protection Regulation (“GDPR”) and other privacy laws, which could result in a dilution of the customer relationship over time.

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

Our partnership with the Vestiaire Collective, which offers a resale service dedicated to our high-end luxury customers, could also adversely affect our brand partner relationships. Engaging in partnerships with resale service providers could be perceived by our brand partners as competitive with their own luxury goods, which could result in reduced sales for the brand partners’ goods. Accordingly, brand partners may be less willing to provide us with differentiated luxury merchandise for upcoming seasons, which could have an adverse effect on our relationships with high-end customers. Our acquisition of YOOX could have similar adverse effects on our brand partner relationship, since this led to a significant increase of our sales of off-price merchandise as part of these off-price business models.

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

Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as the war in Ukraine, the conflict in Iran, terrorist attacks, war and other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, if any such disaster were to impact our flagship store or distribution centers, our results of operations could be adversely affected. Customer purchases of discretionary items, including the merchandise that we offer, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in customer confidence.

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

We believe that our continued growth will depend upon, among other factors, our ability to:

●	successfully integrate the legacy YNAP businesses into LuxExperience Group;
●	successfully execute on our transformation plan to regain financial strength to the legacy YNAP businesses;
●	successfully manage the growth of our personal shoppers who are responsible for curating for our customers, which rapid growth in certain regions may subject us to the risk of decreasing quality and other issues;
●	identify new and emerging brands and maintain relationships with our established brand partners;
●	acquire new customers and retain existing customers, including Top Customers;
●	develop new features to enhance the customer experience on our sites;
●	increase the frequency with which new and existing customers purchase products on our sites through merchandising, data analytics and technology;
●	invest in our online infrastructure to enhance and scale the systems our customers use to interact with our site and leverage artificial intelligence technologies;
●	access new complementary categories; and
●	expand internationally.

We cannot assure you that we will be able to achieve any of the foregoing. Our customer base may not continue to grow or may decline as a result of increased competition and the maturation of our business. Failure to sustain our growth could have an adverse effect on our business, financial condition and results of operations and on the value of our securities.

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

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since our business is worldwide. Given shifts in overall sale seasons, it may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our brand partners, and in the cases where we do have a right to return to vendor in exchange for a credit note, we remain subject to credit risk of our brand partners. In addition, our ability to respond to seasonal demands on our working capital may be negatively affected if we are unable to maintain continued access to working capital financing, whether provided by bank financing or by supplier financing, on favorable terms and conditions. If we fail to manage our inventory effectively or negotiate favorable credit and return to vendor terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, reduced margins and inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels, our profit margins might be negatively affected, and such price reductions may harm our relationships with our brand partners. Any of the above, including the economic uncertainty resulting from current geopolitical conditions, such as the continued war in Ukraine or the global trade war, may materially and adversely affect our business, financial condition and results of operations.

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

Our ability to timely deliver merchandise to customers is primarily dependent on an effective merchandise allocation on Luxury | Mytheresa’s distribution center in Leipzig (Germany), the distribution centers of our Luxury | NAP & MRP segment in Mahwah (United States), London (United Kingdom) and Landriano (Italy), and the distribution center of our off-price segment (YOOX) in Interporto (Bologna, Italy). If we do not have sufficient fulfillment capacity, experience operational disruptions, or deliveries are delayed, our customers may experience longer delivery times, which could harm our reputation and customer relationships.

Following the acquisition of YOOX Net-A-Porter Group, we are aligning our expanded distribution and fulfillment network with LuxExperience Group’s operating structure and technology systems. The integration and potential consolidation of logistics functions may involve temporary inefficiencies, increased costs or delays that could impact our ability to deliver orders in a timely and cost-effective manner.

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

We expect our current capacity to support near-term growth. Over the longer term, if our growth exceeds expectations, we may exceed capacity sooner than anticipated and need to make additional capital investments. Because many of our fulfillment-related costs are fixed, we may incur expenses or make investments ahead of sales that may not materialize. Failure to secure suitable new facilities or effectively manage expansion-related costs could adversely affect our business, financial condition, results of operations and prospects. In addition, in connection with past and potential future footprint rationalization, restructuring, or consolidation, we may vacate or reduce utilization of facilities that remain subject to non - cancellable leases with multi - year remaining terms. Where we are unable to sublease vacated space or negotiate early lease terminations on acceptable terms, we remain obligated for base rent, operating expenses, and other lease costs for the full remaining term. Such continuing obligations may represent a fixed cost burden that may not be offset by productive distribution activity and could adversely affect our operating results and cash flows, particularly in periods where volumes are lower than anticipated.

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

We primarily rely on three major vendors for our shipping, DHL, FedEx, and UPS. In connection with the YNAP Acquisition, we are currently renegotiating certain terms with these vendors. If we are not able to renegotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or they experience performance problems, such as responses to adverse health developments, significant fuel price volatility from recent global supply shortages, inflation or worker shortages or work stoppages, or other difficulties, it could negatively impact our results of operations and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by adverse health developments and related response measures, inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes, cybersecurity incidents and similar factors. For example, strikes at major international shipping ports may in the future impact our supply of inventory from our brand partners, and the trade disputes between the United States, the European Union, Russia, China and certain other regions could lead to increased tariffs on our goods and restrict the flow of the goods between the United States, the European Union, Russia and China. We are also subject to risks of damage or loss during delivery by our shipping vendors. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are subject to risks from the parties with whom we do business, including our partners being subject to cybersecurity incidents, insolvency risks, or may otherwise become unable or unwilling to perform their obligations with us.

In addition to our brand partners, we are party to contracts, transactions and business relationships with third parties, including with respect to shipping, payment processing and data hosting, pursuant to which such third parties have performance, payment and other obligations. If any of these third parties were to become subject to a cybersecurity incident, they could lose our customers’ data or be unable to fulfill their obligations to us. In addition, if any of these parties were subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired.

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

Moreover, we may not benefit from our acquisitions or dispositions in the manner or time frame we expect. For example, we may not be able to close any announced acquisition or disposition as anticipated due to execution risk, we may not be able to achieve desired synergies to reduce cost and we may not be able to expand into new markets or product categories as anticipated. The issuance of additional shares in connection with an acquisition would also likely cause dilution to our shareholders. Finally, acquisitions, dispositions or other strategic transactions could be viewed negatively by analysts, investors or our customers.

Our business and the legacy YNAP businesses will each be subject to business uncertainties until YNAP has been fully integrated and transformed.

On April 23, 2025, LuxExperience B.V. (at that time known as “MYT Netherlands Parent B.V.”) acquired 100% of the shares of YNAP (the “YNAP Acquisition”) from Richemont Italia Holding S.p.A. (“Richemont”) and Compagnie Financière Richemont S.A. (“CFR”). The YNAP Acquisition has required, and will likely continue to require, substantial time and focus from management, which could adversely affect their ability to operate LuxExperience Group.

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

We may fail to realize all of the anticipated benefits of the YNAP Acquisition, including expected synergies, or the expected cost savings and other efficiencies driving the decision to dispose of the Outnet business, and we will be subject to business uncertainties that could adversely affect our business.

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

Uncertainty about the transformation plan and the effect of integrating the legacy YNAP businesses into LuxExperience Group on employees, customers and suppliers may have an adverse effect on the combined company. These uncertainties may impair our ability to attract, retain and motivate key personnel until the legacy YNAP businesses are fully integrated and for a period of time thereafter, and could cause our customers, suppliers and other business partners to delay or defer certain business decisions or to seek to change existing business relationships with us. With the YNAP Acquisition our credit rating may change and might increase uncertainty at our financing partners, brands and their credit insurer. This might lead to a shortening of payment terms with our creditors and increase our cash need. Any of these events could have a material adverse effect on our operating results, particularly during the period where we execute our transformation plan and integrate the legacy YNAP businesses.

In addition, we have completed, and may in the future complete, dispositions of businesses or assets. For example, in April 2026, we completed the disposition of THE OUTNET. We may not realize the anticipated benefits of the disposition of the Outnet or other dispositions, including the expected use of proceeds, and we may experience dis-synergies, including stranded costs previously allocated to the divested business that we may be unable to reduce or eliminate on a timely basis or at all. In connection with a disposition, we may retain, or agree to indemnify, the acquirer against liabilities related to the divested business, including tax, litigation and other contingent liabilities, which could result in unanticipated costs. We have also agreed with the acquirer of the Outnet, and may in the future agree, to provide transition services for a period of time following the closing. The provision of these services may require significant management attention and resources, and we could incur liability if we fail to perform our obligations under, or otherwise become subject to disputes arising from, such transition services agreements. Any of the foregoing could adversely affect our business, financial condition and results of operations.

LuxExperience Group’s future results could suffer if it does not effectively manage its expanded business, operations and employee base following the YNAP Acquisition.

The size of our business, operations and employee base following the YNAP Acquisition is greater than the standalone size of the business, operations and employee base of either Mytheresa or the legacy YNAP’s businesses prior to the YNAP Acquisition. Our future success depends, in part, upon our ability to manage our expanded business, operations and employee base, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. As we execute on our transformation plan and integrate the legacy YNAP businesses into LuxExperience Group, we may not be able to successfully manage the combined company’s expanded business, operations and employee base.

YNAP was not a publicly reporting company and the obligations associated with integrating into a public company will require significant resources and management attention.

Prior to the YNAP Acquisition, YNAP was a private company that was not subject to reporting requirements and did not have accounting personnel specifically employed to review internal controls over financial reporting. Upon completion of the YNAP Acquisition, the legacy YNAP businesses became subject to the rules and regulations established from time to time by the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”). In addition, as a public company, we are required to document and test our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls over financial reporting. Bringing YNAP into compliance with these rules and regulations and integrating YNAP into our current compliance and accounting system may require us to make and document significant changes to YNAP’s internal controls over financial reporting, increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Furthermore, the need to establish the necessary corporate infrastructure to integrate YNAP may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to bring YNAP into compliance with these requirements. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

Further, regulatory efforts in China to limit or restrict luxury consumption and displays of wealth by high net worth individuals in China could have an adverse effect on our business and results of operations in China.

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

Evolving extended producer responsibility schemes and product chemical and material regulation in the EU and other jurisdictions may increase our compliance costs and restrict our ability to sell certain products.

Extended producer responsibility (“EPR”) frameworks, which require producers and retailers to bear financial or operational responsibility for the end-of-life management of the products they place on the market, are expanding rapidly across the European Union and other jurisdictions in which we operate. EU member states, including France and Germany, have implemented or are expanding EPR obligations for textile and fashion products, including luxury goods. These obligations may include mandatory product take-back programs, contributions to collective recycling schemes or eco-modulation fees, product labeling and material composition disclosure requirements, and compliance with EU regulations governing restricted substances and chemicals in products, including requirements under the REACH regulation and the EU Ecodesign for Sustainable Products Regulation (“ESPR”).

Compliance with EPR and product chemical regulations may require us to implement new product tracking and labeling systems, modify our relationships with brand partners to obtain required material composition data, make contributions to national EPR producer responsibility organizations, and adapt our logistics operations to support take-back or return-to-brand obligations. The regulatory landscape in this area is evolving rapidly, and we cannot predict the full scope of obligations that will apply to our business as EPR frameworks are extended to additional product categories or jurisdictions. Failure to comply with applicable EPR or product chemical regulations could result in fines, penalties, restrictions on the sale of certain products, or reputational harm that could adversely affect our business, financial condition, and results of operations.

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

Our ESG disclosures and sustainability commitments expose us to securities litigation, regulatory enforcement, and reputational harm if our stated goals diverge from actual outcomes or if ESG reporting methodologies change.

We publish sustainability targets, ESG metrics, and environmental and social performance disclosures, including disclosures required under the Corporate Sustainability Reporting Directive (“CSRD”) and other applicable frameworks. These disclosures and commitments — including stated targets related to carbon emissions, supply chain sustainability, circularity, and diversity — are subject to significant scrutiny by regulators, investors, non-governmental organizations, and the media.

If our actual performance diverges from our stated sustainability goals or published metrics, or if our disclosures are found to be inaccurate, incomplete, or misleading, we could be exposed to: securities fraud claims or regulatory enforcement actions on the basis that our ESG disclosures were materially misleading to investors; “greenwashing” claims under consumer protection or advertising laws in the EU, the UK, or other jurisdictions in which we operate; and regulatory investigations or enforcement by the European Securities and Markets Authority (“ESMA”), national competent authorities, or other regulators.

The methodologies used to calculate ESG metrics — including carbon emissions (Scope 1, 2, and 3), supply-chain due diligence scores, and circularity indicators — are subject to change as industry standards, regulatory guidance, and measurement frameworks evolve. Changes in methodology may cause our historical disclosures to be inconsistent with future reporting, which could invite scrutiny even where our underlying performance has not changed. Any failure to meet disclosure standards, or any actual or perceived misalignment between our disclosures and our business practices, could adversely affect our business, reputation, financial condition, and results of operations.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business, financial condition and results of operations.

Almost all of our consolidated net sales for fiscal 2026 were generated from sales on our sites. The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

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

Additionally, the continued development and adoption of artificial intelligence technologies, including by malicious actors, has increased and may continue to increase the sophistication and frequency of cyberattacks, including by enabling the more efficient identification of vulnerabilities in source code, network architecture, and other IT systems. As a result, our reliance on cloud-based and other third-party IT infrastructure may subject us to heightened risk of security breaches, system disruptions, or unauthorized access, any of which could impair the availability of our website and other systems.

Any slowdown or failure of our sites and the underlying third-party cloud-based services could harm our business, reputation and our ability to acquire, retain and serve our customers, which could adversely affect our results of operations. Furthermore, compensation for, or indemnification from, damages resulting from capacity constraints or other limitations of our contractual partners might be limited due to contractual exclusions, limitations of liability or warranty provisions.

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

We have identified the need to expand, scale and improve our information technology systems and personnel to support recent and expected future growth. In this regard, we are investing in and establishing a modular e-commerce platform to enhance our online customer experience and to allow us to react faster and independently across our front- and back-ends. To minimize the risk of disruption during this upgrade, we instituted a modular approach that allows us to migrate one capability at a time. We also continuously invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These include new software applications or related services based on artificial intelligence or machine learning. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. These new technologies, including artificial intelligence technologies, may also generate output that is misleading, insecure, inaccurate, harmful, or otherwise flawed, which may harm our reputation, business, or customers, or expose us to legal liability. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants, start-up companies and others. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations. Furthermore, the use of artificial intelligence may involve the processing of personal data and may be subject to laws, policies, legal obligations, and codes of conduct related to privacy and data protection. While there is current uncertainty about the extent to which privacy and data protection laws apply to artificial intelligence technologies, any delay in addressing privacy or data protection concerns relating to new technologies may result in liability or regulatory investigations and fines, as well as damage to our sales and reputation. In addition, we may rely on third-party service providers and sub-processors with limited artificial intelligence-related privacy and data protection practices. As such, any improper processing of personal data by these service providers and sub-processors could harm our reputation, business, or customers, or expose us to legal liability.

The regulation of artificial intelligence is rapidly evolving across multiple jurisdictions. In the European Union, Regulation (EU) 2024/1689, known as the EU Artificial Intelligence Act (the “EU AI Act”), entered into force in August 2024 and establishes a comprehensive, risk-based regulatory framework governing the development, deployment, and use of AI systems. The EU AI Act imposes obligations that are being phased in over a multi-year implementation period, with certain high-risk AI obligations applying from August 2026 and broader requirements for general-purpose AI models applying from August 2025.

We use AI and machine learning technologies in a number of areas of our business, including customer personalization, product recommendation, demand forecasting, authentication of luxury goods, fraud detection, and pricing optimization. Depending on how these applications are classified under the EU AI Act’s risk-based framework, we may be subject to obligations including conformity assessments, registration requirements, transparency and disclosure obligations to users, data governance and record-keeping requirements, and human oversight mechanisms. Compliance with these obligations may require significant operational changes and investment.

Beyond the EU AI Act, we are subject to a range of evolving U.S. federal and state-level proposals, UK frameworks, and other international developments related to the governance of AI. The regulatory landscape remains fragmented and uncertain, and it is possible that new laws or regulations will impose requirements that conflict across jurisdictions, increase our compliance costs, or restrict our ability to deploy AI tools in the manner we currently contemplate. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Developments in artificial intelligence, including the emergence of AI-powered shopping assistants and “agentic” commerce, could alter how customers discover and purchase luxury products which could adversely affect our business, financial condition and results of operations.

The manner in which customers discover, evaluate and purchase products online is changing as a result of rapid developments in artificial intelligence. Generative AI applications, AI-enabled search experiences and autonomous or semi-autonomous AI “shopping agents” increasingly mediate product discovery and, in some cases, are capable of comparing products and prices across retailers and completing transactions on a consumer’s behalf without the consumer visiting a retailer’s website or application. If these technologies become a significant channel through which consumers shop, a growing portion of customer traffic and transactions may be intermediated by third-party AI platforms that we do not control. This could reduce traffic to our sites, diminish the value of our investments in brand marketing, curation, editorial content and search engine optimization, weaken our direct customer relationships and access to customer data, and reduce our ability to differentiate our offering on the basis of curation, service and brand experience rather than price and availability. AI-intermediated shopping may also emphasize algorithmic comparison of price, availability, and delivery terms, which could increase pricing transparency and promotional pressure in a manner inconsistent with the full-price discipline that our brand partners expect, and could strain our brand partner relationship. In addition, AI platforms may charge fees, impose technical protocols and commercial terms governing agentic transactions remain unsettled. Our competitors may adapt to these changes more successfully than we do. If we fail to maintain customer engagement and traffic, or to adapt our marketing, technology and distribution strategies, as AI-based discover and purchasing evolves, our business, financial condition and results of operations could be materially and adversely affected.

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

We rely on trademark, copyright, trade secrets, domain name, confidentiality agreements and other practices to protect our proprietary information, technologies, products and processes. Our principal trademark assets include: (i) the registered trademark “Mytheresa” in addition to our logo, and (ii) the trademarks “YOOX”, “NET-A-PORTER”, and “MR PORTER”.

Our trademarks and domain names are valuable assets that support our brand and customers’ perception of our services, image and merchandise. In this respect, we have the rights to the “mytheresa.com”, “YOOX.com”, “mrporter.com”, and “net-a-porter.com” internet domain names and various other related domain names and extensions, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. For example, we are required to register our trademark in China and with reference to “MY THERESA” we have been subject to trademark infringement claims in China. Although we believe that these and similar claims are without merit, they may result in additional costs. As a result of the international nature of our business, we may be required to register our trademarks in the countries in which we operate or conduct business. With reference to the YNAP stores, all trademarks are registered globally across key markets where we do business.

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

We currently are the registrant of trademarks for our brand in numerous jurisdictions and are the registrant of the internet domain name for our sites, as well as various related domain names. However, we have not registered our trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by internet regulatory bodies. As our business grows we may incur material costs in connection with the registration, maintenance, and protection of our trademarks. If we do not have or cannot obtain on reasonable terms the ability to use our trademarks in a particular country, or to use or register our domain name in a particular country, we could be forced either to incur significant additional expenses to market our offerings within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could adversely affect our business, financial condition and results of operations.

Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our customer communications or infringe or otherwise decrease the value of our trademarks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that use the names associated with our and store brands in all of the countries and territories in which we currently or intend to conduct business.

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

We have grown rapidly, with our net sales increasing from €1.226 billion in fiscal 2025 to €2.503 billion in fiscal 2026. To effectively manage our growth, we must continue to implement our operational plans and strategies, improve our infrastructure of people and sales information systems and train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business, including as a result of the YNAP Acquisition. As of June 30, 2026, we had a total of 3,738 FTEs, a decrease from 4,262 FTEs as of June 30, 2025, as we have transformed across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate our employees while maintaining our corporate culture. We face significant competition for personnel, particularly in Munich, where our principal offices and a large number of our employees are located. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires or retain key employees, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.

Increases in labor costs, including wages, or other developments in labor and employment law, including any unionizing efforts by employees, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulations. A significant portion of our workforce is in Germany, the United Kingdom, and Italy. From time to time, legislative proposals are made to increase the minimum wage and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. In Germany, the minimum wage is set every two years for the following two years. Since its last increase effective as from January 1, 2026, the minimum wage is currently €13.90 per hour in Germany. The Minimum Wage Commission’s recommendation is subject to Government approval. Several German political parties are calling for a significant increase. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Munich, Germany, where our principal offices and fulfillment center as well as a substantial number of our employees are located, is very competitive.

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

In addition to the compliance risks described above, U.S. Customs and Border Protection (“CBP”) has broad authority to detain, seize, or exclude merchandise under Withhold Release Orders (“WROs”) or forced-labor findings. Goods associated with supply chains suspected of involving forced labor may be detained at the border, causing supply disruptions, customer dissatisfaction, civil penalties, and reputational harm even where no final determination of non-compliance has been made.

Where tariff refunds or duty drawback claims are available under applicable law, the timing and amount of any recovery is uncertain. CBP processes a high volume of administrative claims and may apply procedural or evidentiary requirements that delay or reduce amounts recoverable. Changes in CBP enforcement priorities, agency guidance, or applicable regulations could further affect refund availability. We may incur significant legal and administrative costs in pursuing such claims, and there is no assurance they will be successful. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

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

The acquisition, delivery, import and export of our products are subject to various countries’ export control laws and regulations, financial sanctions, import regulations, customs duties and tariffs, and trade protection measures, which we refer to as “international trade regulations”. Those international trade regulations have a significant impact on the costs to us and to our customers of our products. Changes to those international trade regulations may have a further material impact on the cost of our products, and. as such, they may affect the competitiveness of our products in various markets. Other changes to the international trade regulations could affect our ability to acquire products from specific sources or suppliers and/or our ability to deliver our products to customers in specific countries.

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

In response to the Russian war in Ukraine, various countries, including the United States, Canada, the United Kingdom, the European Union member states, and other countries have imposed a series of enhanced export control restrictions and financial sanctions on transactions with or in the Russian Federation and Belarus. In particular, the United States, the United Kingdom and the European Union have imposed export control restrictions or prohibitions on the export of luxury goods, including especially fashion apparel, to: (i) any person in the Russian Federation and Belarus; and (ii) certain specified Russian and Belarusian individuals (i.e., so-called “oligarchs” and “malign actors”) wherever located. Those luxury goods export control restrictions, especially those adopted by the European Union, have the effect of prohibiting the export of many of our products from the European Union to customers in Russia and Belarus.

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

A February 2026 U.S. Supreme Court decision invalidating IEEPA-based tariffs has created uncertainty regarding the recoverability of tariff refunds, and we may not be able to recover all amounts previously paid.

In February 2026, the U.S. Supreme Court issued a decision invalidating tariffs imposed pursuant to the International Emergency Economic Powers Act (“IEEPA”). As a result, importers that paid IEEPA-based tariffs may be entitled to refunds of amounts previously collected. We are assessing the extent to which this ruling applies to our prior import activities and whether we are entitled to claim refunds of tariffs previously paid. There can be no assurance, however, that we will be able to recover such amounts, or that the timing or magnitude of any recovery will be consistent with our expectations of amounts we may record as a receivable.

Recovery of tariff refunds is subject to a number of risks, including: (i) delays in processing by the CBP, which administers the refund process and may face significant backlogs given the volume of claims resulting from this ruling; (ii) the risk that subsequent legislative action, executive order, or further judicial proceedings could limit, reverse, or otherwise affect the scope of the ruling or the availability of refunds; (iii) the risk that the methodologies or evidentiary standards applied by CBP in processing claims may reduce the amount ultimately recoverable; and (iv) uncertainty as to the applicable statute of limitations and procedural requirements for filing claims.

To the extent that we have recorded or intend to record a receivable in respect of anticipated tariff refunds, the actual amount recovered may differ materially from the amount recorded, and any such difference could adversely affect our financial condition and results of operations. Investors should not place undue reliance on any preliminary estimate of potential refund amounts. Our business, financial condition, and results of operations could be adversely affected if we are unable to recover tariffs previously paid or if the recovery process is significantly delayed.

Moreover, the U.S. Supreme Court’s decision has not eliminated, and may not reduce, the overall tariff burden on our products. Following the decision, the U.S. President imposed tariffs of general application under Section 122 of the Trade Act of 1974, which is subject to statutory rate and durational limits, and the Office of the U.S. Trade Representative initiated numerous investigations under Section 302 of the Trade Act of 1974 that have resulted, and may in the future result, in additional tariffs under Section 301 of the Trade Act. Certain of these Section 301 tariffs took effect in July 2026 and apply broadly to imports from a large number of economies, and additional investigations remain pending. Tariffs previously imposed under other authorities, including Section 232 of the Trade Expansion Act of 1962 and Section 301, were unaffected by the Supreme Court’s decision, remain in effect and have in certain cases been expanded or modified. As a result, even if we recover refunds of previously paid IEEPA-based tariffs, we may remain subject to substantial tariffs under other statutory authorities, the scope, rates, duration and legality of which are uncertain and may change with limited notice. Any such tariffs, and any retaliatory measures adopted by other jurisdictions in response, could increase our costs, disrupt our supply chain, reduce demand for our products and adversely affect our business, financial condition and results of operations.

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

General political, economic and military conditions, including economic conditions resulting from Russia’s war in Ukraine, the conflict in Iran, the Hamas-Israel conflict, inflation, interest rates and deteriorating geopolitical and macroeconomic conditions, such as the implementation of wide-ranging, reciprocal and retaliatory tariffs, may adversely impact consumer demand and our business, prospects, results of operations and financial performance.

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

For example, global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing crisis related to Russia’s war in Ukraine, and the ongoing war between Hamas and Israel and the ongoing conflict in Iran. The ongoing crisis related to Russia’s war in Ukraine has resulted in the application of enhanced sanctions against Russia by a number of jurisdictions, including the United States, United Kingdom, and European Union, and vice versa. These measures, and any additional measures that may be imposed should Russia’s war against Ukraine continue, have and may continue to have material impact on our ability to operate in the ordinary course of business with customers in Russia. Our sales in Russia used to be relatively immaterial. The ongoing war between Israel and Hamas may also disrupt or otherwise negatively impact manufacturing, delivery and supply chains at a global scale and may also have a material impact on business relationships with customers and investors in the region. We cannot yet foresee the full extent of the impact that these wars, and the sanctions imposed as a result thereof, and the impact on trade routes such as the Strait of Hormuz, as well as any future sanctions that may be imposed in connection with these wars, will have on our business and operations. Such impact will depend on future developments of the wars, which are highly uncertain and unpredictable.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, as of June 30, 2026, management has concluded that material weaknesses in the Company’s internal control over financial reporting exist. The Company did not appropriately design or execute control and monitoring activities necessary to properly mitigate and respond to financial reporting risks within its business processes. Specifically, the material weaknesses relate to information technology general and application controls over systems supporting financial reporting, including the resulting impact on business process controls that rely on those systems; controls maintained by service organizations; controls over significant assumptions supporting estimates; controls over information supporting financial reporting; controls over manual journal entries; and controls over the preparation of financial statement presentation and disclosures.

Management continues to execute remediation plans designed to address the identified material weaknesses. During fiscal year 2026, management implemented and enhanced controls and governance processes across the areas underlying the identified material weaknesses. Certain newly implemented or enhanced controls had not operated effectively for a sufficient period of time as of June 30, 2026 for management to conclude that the related material weaknesses had been remediated. The remaining remediation activities are focused on completing the stabilization of the enhanced control framework, addressing remaining control deficiencies and demonstrating sustained operating effectiveness of the relevant controls.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating controls and procedures and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can provide only reasonable, not absolute, assurance regarding the reliability of financial reporting. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and enhance our internal control environment as necessary to support our business and remediation activities. However, there can be no assurance that such improvements will be sufficient to fully remediate the identified material weaknesses. Failure to maintain effective internal control over financial reporting could result in material misstatements in our consolidated financial statements, which could reduce investor confidence, limit access to capital, negatively affect our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal controls could expose us to increased risk of fraud, misuse of corporate assets, potential listing violations, regulatory investigations, and civil or criminal sanctions.

Operating as a publicly traded company in the United States subjects us to additional rules and regulations, requires us to incur substantial costs and requires substantial management attention. In addition, our management team has limited experience managing a public company.

As a publicly traded company in the United States, we incur substantial legal, accounting, director and officer insurance and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the SEC. The NYSE listing requirements applicable to foreign private issuers and the Dutch regulations applicable to private companies with limited liability under the laws of the Netherlands and the Dutch Corporate Governance Code 2025 (the “Dutch Code”), as well as other applicable securities rules and regulations, also apply to us. As part of these requirements, we need to maintain effective disclosure and financial controls and continue to make changes to our corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and will continue to make some activities more time consuming.

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

We report under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to the laws of the Netherlands and the Dutch Code with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others: (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (3) the rules under the Exchange Act requiring the filing with the SEC of Quarterly Reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide selected quarterly information on Form 6-K, and (4) the rules under the Exchange Act requiring filing with the SEC of Current Reports on Form 8-K information upon the occurrence of specified events. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within sixty days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer. To the extent the SEC adopts rules amending the definition of “foreign private issuer,” we may no longer qualify as a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic public companies. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

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

As of June 30, 2026, our carrying amount of goodwill, brand names and other intangible assets recorded on our consolidated balance sheet was € 155.8 million. Under IFRS, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, such as brand names, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to recognize impairment losses in our income statement if the carrying value is in excess of the fair value. If we are required to book losses with respect to such intangibles, we may need to shorten the amortization period, which could have a material adverse effect on our business, financial condition and results of operations.

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

LuxExperience B.V. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with its corporate seat in the Netherlands. Its corporate affairs are governed by the laws governing private companies with limited liability formed in the Netherlands set forth in the Dutch Civil Code, the Dutch Code, its Articles of Association, the Rules of Procedure of its Supervisory Board and the Rules of Procedure of its Management Board. The rights of our shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.

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

We are incorporated in the Netherlands and conduct a substantial portion of our operations in the European Union through our subsidiaries. All members of our Management Board and five members of our Supervisory Board are non-residents of the United States. All members of our Management Board and five members of our Supervisory Board are non-residents of the United States. The majority of our assets and a significant portion of the assets of the members of our Management Board and Supervisory Board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States.

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

As part of a prior internal reorganization, and notwithstanding the fact that LuxExperience B.V.’s operating assets were already owned through a foreign corporation, LuxExperience B.V. may be considered as a technical matter to have acquired substantially all of the assets indirectly held by one or more U.S. corporations. Under Section 7874, LuxExperience B.V. could be treated as a U.S. corporation for U.S. federal tax purposes if the former shareholders of the U.S. corporations are treated as receiving a requisite ownership percentage of the Issuer shares “by reason of” holding shares of the U.S. corporations.

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

We have historically conducted our business through Mytheresa Group GmbH (formerly named: NMG Germany GmbH), a German limited liability company (Gesellschaft mit beschränkter Haftung) with its statutory seat in Munich, registered with the commercial register of the local court of Munich under HRB 211727 (“MGG”), and its subsidiaries. MGG is wholly owned subsidiary of the Issuer, LuxExperience B.V. (formerly known as “MYT Netherlands Parent B.V.”), a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) and registered with the Trade Register of the German Chamber of Commerce under number 261084 (“LuxExperience B.V.”). Except where the context otherwise requires or where otherwise indicated, the terms “LuxExperience Group,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to LuxExperience B.V. together with MGG and its other consolidated subsidiaries as a consolidated entity; the term “the Issuer” refers to LuxExperience B.V. as a stand-alone company; and the term “MYT Holding” refers to MYT Holding LLC, a Delaware limited liability company, as a stand-alone company and, prior to the public offering, the sole shareholder of the Issuer.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our investor website address is https://investors.luxexperience.com/. We use this investors section of our website as a means of disclosing material information. Accordingly, investors should monitor this section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. We have included our website address in this Annual Report solely for informational purposes, and the information contained on our website is not incorporated by reference in this Annual Report.

B.Business Overview

Description of Business

LuxExperience Group is a leading luxury multi-brand digital group for the global luxury consumer shopping worldwide. We offer one of the finest edits in luxury, curated from the world’s most coveted brands of womenswear, menswear, kidswear, lifestyle products and fine jewelry. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. In April 2025, we completed the acquisition of YOOX Net-a-Porter Group S.p.A. (“YNAP”), with the heritage store brands NET-A-PORTER, the leading luxury fashion destination for women since 2000, and MR PORTER, the men’s luxury style destination since 2011, forming the luxury segment next to the Mytheresa luxury segment, and acquiring YOOX, the multi-brand digital platform for long-lasting fashion, design and art since 2000 and THE OUTNET in the Off-Price segment. We subsequently renamed the combined company “LuxExperience Group”.

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

On April 30, 2026, LuxExperience Group successfully sold the set of assets powering THE OUTNET platform to The O Group LLC (which has been renamed The Outnet Operations US, LLC).

Segments

In 2025, we reevaluated and changed our reporting segment presentation to correspond with changes to our operating model to reflect our new management structure and organizational responsibilities following the YNAP Acquisition. Beginning in the fourth quarter of fiscal 2025, we reclassified our operations into three reportable segments, which are highly complementary with regards to geography, proposition and customers:

●	Luxury | Mytheresa: our leading luxury global brand platform that offers a highly curated edit of ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry from up to 250 true luxury brands for womenswear, catering to wardrobe-building, high-end customers with a primary geographical focus on Europe. Luxury | Mytheresa offers a unique digital experience based on a sharp focus on high-end luxury shoppers, exclusive products, advanced technology and analytical platforms, exceptional service quality, and unique physical experiences for its top customers. In fiscal 2026, Luxury | Mytheresa generated net sales of €994.3 million and GMV of €1,085.3 million;

●	Luxury | NAP & MRP: our online luxury platforms encompassing the NET-A-PORTER and MR PORTER store brands. Launched in 2000, NET-A-PORTER is the leading luxury fashion destination for women. The first digital platform of its kind, NET-A-PORTER has revolutionized the way women shop, delivering fashion, fine jewelry & watches and lifestyle collections to the world’s most discerning women. Today, NET-A-PORTER continues to own discovery, inspiration, exceptional curation, engaging storytelling and personalized experiences for its TC’s (Top Customers), with dedicated Personal Shoppers and invitation-only moments. PORTER, the editorial voice of NET-A-PORTER, entertains and inspires women through daily content, and tells the stories of incredible women across the globe. MR PORTER is the men’s luxury style destination. Since 2011, it has offered customers a curated assortment of fashion, fine watches, grooming and lifestyle products from the world’s most coveted designers. It delivers exceptional quality with private label, Mr P., and market-leading exclusive capsule collaborations with brand partners. MR PORTER creates unique experiences for its TC’s with first access to products, a dedicated personal shopper and invitation-only benefits. Through content across all its platforms, it provides expert styling advice, immersive storytelling, and profiles inspiring men, places and products. Together, NET-A-PORTER and MR PORTER serve trend-driven, high-end customers with a strong presence in North America and offer a curated selection of fashion, fine watches and jewelry, grooming, lifestyle products, and home décor from more than 700 of the world’s most sought-after brands. In fiscal 2026, Luxury | NAP & MRP generated net sales of €994.8 million and GMV of €1,043.7 million.
●	Off-Price | YOOX: YOOX is our multi-brand digital platform for long-lasting fashion, design and art. Since 2000, YOOX has built a global community of style-conscious customers, making luxury more accessible beyond seasonal cycles. Its model combines value, extended product lifecycle and a broad assortment across womenswear, menswear, kidswear and lifestyle. YOOX attracts a broad base of global customers, with focus on the European market, that seek access to past-season collections from leading brands, alongside unique and hard-to-find pieces at attractive prices. The platform complements its offering with editorial content, creative collaborations and community events, creating deeper customer engagement beyond transactions. In fiscal 2026, Off-Price | YOOX generated net sales of €485.1 million and GMV of €485.1 million.

LuxExperience Group’s Transformation Plan

We announced a transformation plan in May 2025, designed to restore growth and strengthen the financial performance of YNAP’s businesses after years of decline. As we execute this plan and integrate YNAP into LuxExperience Group, we expect to realize substantial synergies through a shared infrastructure and technology platform, as well as meaningful operational efficiency improvements. We remain on track in executing the transformation plan and delivering against its key objectives.

Since the YNAP Acquisition, we have initiated targeted cost reduction measures across the legacy YNAP operations, including streamlining the global warehouse footprint, optimizing the customer service provider landscape, consolidating the Luxury Digital Production activities in Milan Morimondo, and renegotiating global carrier contracts. These initiatives are expected to deliver significant and sustainable savings over time while improving the scalability of our operations.

We have also started migrating Luxury | NAP & MRP onto LuxExperience Group’s proprietary technology platform and simplifying the separate off-price technology environment, both of which are designed to enhance technological agility, efficiency, and innovation across all segments. During the year, we also made significant progress toward the implementation of our new ERP platform, further supporting the simplification and centralization of our technology landscape.

In parallel, we have implemented a joint data analytics layer across the Company to leverage insights from differentiated data sources and support more advanced customer and operational analytics.

Alongside these operational initiatives, we have advanced several strategic transformation programs to simplify the Group and strengthen our operating model. We successfully completed transaction of the assets powering THE OUTNET, an important milestone in streamlining the Group portfolio and structure. We established The Net-a-Porter Group Italy S.r.l. (the Luxury Italian NewCo), supporting the separation of the Luxury and YOOX businesses, and contributing to the simplification and reorganization of the former YNAP legal entity structure.

Finally, we continue to simplify and consolidate the corporate administrative structure while evolving the organization to better align capabilities with business priorities. This evolution will create a leaner, more transparent and effective operating model. Together, these initiatives are expected to improve organizational effectiveness, deliver further general and administrative expense savings, and support long-term profitability.

Distinct Customer Profiles Across Our Platforms

Each of our three segments has established and differentiated customer bases. Our luxury segments, Mytheresa and NAP & MRP, acquire and retain customers who are predominantly working professionals with significant spending power and limited time, shop frequently, seek luxury products that are not easily found elsewhere and demand superior customer service. These customers are high-net worth individuals that value quality over price and curation over assortment breadth and there is limited overlap of approximately 12% of our customers between our two luxury segments.

Our YOOX off-price segment, caters to a different audience of global luxury shoppers seeking access to previous-season collections from the world’s leading designers. This customer base is clearly differentiated from that of our luxury segments, with only approximately 3% overlap with our luxury segments.

Mytheresa, NET-A-PORTER, MR PORTER, and YOOX, have each built a strong reputation for innovation, inspiration, and exceptional customer service. Together, these storefronts span the full spectrum of the luxury market, offering distinct brand portfolios, customer profiles, and geographical focuses—yet united by a shared positioning toward high-end, discerning consumers.

As LuxExperience Group, we bring these differentiated strengths together into one cohesive digital group. We deliver a unique experience that combines exclusive product and content offerings with best-in-class technology, advanced analytics, and premium customer service. More than an online retailer, LuxExperience Group is building a community for global luxury enthusiasts—creating desirability through distinctive digital engagement and curated physical experiences as a global leader in multi-brand luxury e-commerce.

To reward and engage our most valued customers, our luxury segments offer benefits for our most valued customers. These benefits, such as first access to runway and exclusive pieces, previews of new season styles, dedicated personal shopping services and invitations to exclusive events and fashion shows as well as other “money-can’t-buy” experiences. The customers in these programs account for a substantial portion of our GMV across our three segments. For example, in fiscal 2026, Luxury | Mytheresa generated approximately 48% of its GMV from approximately 4.8% of its customers who were part of the Top Customer program. NET-A-PORTER and MR PORTER generated around 49.1% of its GMV from approximately 4.3% of its customers who were part of its Top Customer program. The exclusive events, collections and campaigns that we create with our luxury brand partners highlight the innovation and creativity we bring to the luxury fashion world, underpin the strong relationships we have with these brands, and enable us to deepen connections with our most valued customers.

Bespoke Brand Selection

We have longstanding relationships with the world’s most iconic luxury brands, including Bottega Veneta, Brunello Cucinelli, Dolce & Gabbana, Gucci, Loewe, Alaïa, Moncler, Prada, Cartier, Celine, Saint Laurent, The Row, Valentino, and many more. In fiscal 2026, the average order value was €875 in Luxury | Mytheresa, a 13.1% increase from the prior year, and the average order value was €885 in Luxury | NAP & MRP, a 9.1% increase from the previous year, both among the highest in the industry, reflecting our commitment to true luxury. We curate the most coveted luxury brands, and within those brands, the most luxurious pieces. We use a combination of luxury fashion expertise and data insights to optimize our product assortment architecture.

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

Luxury Market

The personal luxury goods market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to continue growing, reaching approximately €365 billion to €373 billion in 2026, according to Bain & Company and Altagamma’s Luxury Goods Worldwide Market Study, Spring 2026 (the “2026 Bain Study”). We believe luxury is one of the last attractive categories to expand online and is relatively underpenetrated compared to traditional apparel and footwear.

The personal luxury goods market reached a market value of €358 billion in 2025, according to the 2026 Bain Study. Growth is expected to continue, with Boston Consulting Group and Altagamma’s True-Luxury Global Consumer Insights 2026 (the “2026 BCG-Altagamma Study”) forecasting growth of 2% to 5% in 2026 and compound annual growth of 4% to 7% from 2026 to 2029.

Consumers generally approach the market in a borderless manner, often purchasing luxury goods across multiple continents, seeking an elevated shopping experience and anytime access wherever their travels take them.

Wealthiest Consumers are Driving Growth and Resilient Demand

The global luxury market continues to be supported by the sustained expansion of high-net-worth individuals (“HNWIs”)—those with investable assets of at least $1 million—who represent a key customer demographic with significant purchasing power in the luxury sector. According to Capgemini’s World Wealth Report 2026, the global HNWI population grew by 7.9% in 2025 to 25.3 million, while total HNWI wealth increased by 8.7% to approximately $98.3 trillion. The continued rise in both the number and wealth of HNWIs underscores the resilience of the global luxury customer base and its importance as a primary growth engine of the luxury industry.

Differentiated Value Proposition of LuxExperience Group for Customers and Brand Partners

LuxExperience Group creates desirability through digital and physical experiences that bring together millions of luxury and off-price consumers with the world’s most exclusive brands, creating a luxury community.

Our Value Propositions

Trusted partner to the world’s most prestigious luxury brands: We are a trusted partner to the most prestigious luxury brands, helping to grow and enhance their brand equity and consumer engagement Our highly curated edit of luxury is core to our DNA and allows us to translate fashion from the runway to the wardrobes of our customers. We encourage daily discovery through our “New Arrivals” section on our sites, as well as real-time product recommendations and inspirational content. Across our luxury platforms – Mytheresa, NET-A-PORTER, and MR PORTER – we extend our personalized approach through dedicated Top Customer services. These services offer one-to-one engagement with experienced personal shoppers who understand each client’s unique style and preferences. They provide tailored recommendations, styling advice, and early access to exclusive collections through each customer’s preferred communication channel or, where appropriate, private in-person appointments.

Exclusive access and collaborations. Long-term partnerships with the world’s leading luxury houses enable us to provide exclusive capsule collections, pre-launches, and personalized offerings. In fiscal 2026, Mytheresa launched more than 57 exclusive collaborations featured by 360 marketing campaigns with brands including Dolce&Gabbana, Moncler, Pucci, Phoebe Philo, Saint Laurent, Valentino, Bottega Veneta, Gucci, Loewe, Prada, Alaïa and more, underscoring our ability to create high-impact visibility for our partners and distinctive access for our customers. NET-A-PORTER launched more than 25 exclusive collaborations and campaigns with brands including KHAITE, TOTEME, Tom Ford, Chloé, Rabanne, JW Anderson, Aquazzura and Carolina Herrera, coupled with exclusive events and unique content to amplify these moments in all customer touchpoints with one-of-a-kind storytelling and experiences. NET-A-PORTER also strengthened its unrivalled editorial platform this year with 13 Porter covers in FY26, celebrating some of its most successful PORTER covers to date, featuring Emily Blunt, Amanda Seyfried, Sarah Pidgeon, Serena Williams and Penélope Cruz. MR PORTER launched more than 20 exclusive collaborations and over 40 campaigns with brands including Brunello Cucinelli, CELINE, The Elder Statesman, and Paul Smith.

Immersive Experiences for Our Most Valued Customers. Creating desirability through experiences is a defining element of LuxExperience Group’s customer strategy. In fiscal 2026, Mytheresa hosted 138 exclusive events and “money-can’t-buy” experiences across Europe, the United States, and Asia, celebrating creativity, craftsmanship, and community together with our most valued clients and brand partners. Across all its platforms, Mytheresa brought brand partnerships to life through immersive occasions that blended fashion, culture, and storytelling. Highlights included Mytheresa’s two-day Dolce&Gabbana experience in Sardinia, a dinner with Valentino in Los Angeles, a 48-hour experience with Zegna in Turin and a mountain experience with Moncler in Gstaad. The spirit of physical engagement extended beyond events to lifestyle activations such Hani’s Holiday Gift Shop in New York, the launch of Maison Mytheresa with a seasonal winter take-over in St Moritz as well as a Summer Yacht Experience sailing from Monte-Carlo to Saint-Tropez and Mytheresa’s collaboration with Conde Nast Traveler China, creating an immersive Après-Ski experience in Jilin, transforming retail into immersive spaces, where community, design, and discovery converge.

NET-A-PORTER continued to reignite the magic with 43 global events including 16 brand experiences such as Le Club Rabanne in London, ‘Destination Ski’ in Montana, an exclusive weekend with KHAITE in Florence, a 48-hour getaway in Sicily with Chloé, a countryside escape with Carolina Herrera, a celebration with Aquazzura on the French Riviera, and a private tour of the JW Anderson boutique. MR PORTER continued to strengthen engagement with its global customer base hosting 22 global events including 15 brand events for example in Miami, New York, Los Angeles, London and Sardinia, highlights included a multi-day immersive event with ZEGNA in Porto Cervo, where top guests and friends of the brand were treated to a true, authentic Sardinian experience. YOOX for the first time in years hosted again 10 events across Italy and Germany, boosting brand engagement and customer community-building by leveraging key cultural and fashion moments. Highlights included activations during Milan Fashion Week, Milan Design Week, the Venice Biennale, Berlinale and Berlin Fashion Week, as well as a two-day experience in Forte dei Marmi. The initiatives reflected YOOX’s renewed positioning of moving luxury from aspiration to participation, strengthening its cultural relevance through distinctive experiences beyond the digital platform.

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

Online Visibility to Highly Coveted Global Luxury Customers. In addition to brands appearing on our sites, LuxExperience Group continued to strengthen its role as a creative partner to the world’s leading luxury houses through exclusive collaborations and high-impact visibility campaigns. At Mytheresa, new launches included pre-launches and exclusive capsules with Dolce&Gabbana, Pucci, Versace, Missoni, Zimmermann, JW Anderson, Prada, Bottega Veneta, Loewe, and many more. These partnerships were complemented by curated global activations such as a 2-day event with Dolce&Gabbana in Porto Cervo, a Zimmermann experience in Lake Como and an exclusive cocktail party with JW Anderson during Salone del Mobile in Milan. At NET-A-PORTER new designer launches included Phoebe Philo, Willy Chavarria, Junya Watanabe, CHRISTEN and Colleen Allen, further strengthening its position as a leading platform for fashion discovery and inspiration. At MR PORTER, new launches included previews for CELINE, Bottega Veneta and Brunello Cucinelli, alongside seasonal edits with Drake’s, Dries Van Noten and ERD. Exclusive, front row access to fashion shows including Ralph Lauren and Bottega Veneta complemented MR PORTER’s personal shopping experience for its TC’s. Each initiative was conceived to showcase craftsmanship and innovation within a full-price, editorially controlled environment that protects brand equity while amplifying desirability.

YOOX provides brands with access to a highly complementary and culturally engaged audience of next generation luxury customers. At the same time, it extends product desirability beyond the traditional fashion calendar through campaigns like Valentine’s and creative collaborations with artists & innovative thinkers.

By combining content creation, experiential storytelling, and disciplined brand presentation, LuxExperience Group provides its partners with visibility that drives long-term value rather than short-term volume.

Innovative and Engaging Content Across Media Formats. At Mytheresa, we produce 100% proprietary content in-house across different media formats including films, music videos, magazines and photography shoots on behalf of, and in partnership with, our brand partners. At NET-A-PORTER. we produce 100% proprietary content in-house across different media formats, including NET-A-PORTER’s editorial proposition PORTER for which we commission celebrity covers, written interviews and stills and video content across fashion and lifestyle, as well as the fashion photography and video captured for all marketing channels to showcase our styling and fashion messaging. NET-A-PORTER also creates unique content in photography and video shoots on behalf of, and in partnership with its brand partners. MR PORTER produces weekly in-house content across multiple platforms to excite and engage its global audience. From speaking to Hollywood talent to everyday stylish men, curating top style tips and diving behind the brand, each piece of content - whether written or video first - has an authentic point of view and storytelling focus.

Across our store fronts, we place this content across our consumer touchpoints, including home pages, apps, mobile first newsletters, paid formats and social media that includes our own managed platforms ranging from Instagram to WeChat and RED. We take a product-focused and experiential approach to content creation, which has differentiated and strengthened our longstanding relationships with some of the world’s leading luxury brands. Our highly stylized production showcases our brand partners’ products at their best, and our brand partners often promote our content and edits on their own social media accounts and websites. Our store brands also regularly achieve extensive global publicity for our brand partners and ourselves through features and exclusive stories, as well as through more than 4.5 million followers across Mytheresa’s social media platforms, over 10.1 million followers across NET-A-PORTER’s social media platforms, 1.9 million followers across MR PORTER’s social media platforms and 3.1 million followers across YOOX’s social media platforms, as of June 30, 2026.

Established Reputation for Being Trusted Brand Stewards and Maintaining Brand Integrity. We are viewed as an integral global partner and have consistently been recognized as such by leading luxury brands including Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Alaïa, Moncler, Prada Cartier, Celine, Saint Laurent, Valentino, and many more. Our focus only on the most valuable luxury customers, our ability to deliver a superior service experience and our strong full price sell-through highlight our commitment to maintaining brand integrity for our brand partners.

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

Facilities

Following the YNAP Acquisition in April 2025, LuxExperience Group now operates a global network of offices and fulfillment centers across Europe, the United States and Asia. Our main corporate headquarters are located in Aschheim (Munich), Germany, with regional offices in London, Milan, New York, Shanghai, Hong Kong, Tokyo, and Bologna. Our distribution network includes Mytheresa’s primary fulfillment center in Leipzig (Germany), together with key distribution centers supporting the Luxury | NAP & MRP segment in Mahwah (United States), Landriano (Italy) and London (United Kingdom), and the Off-Price | YOOX segment in Interporto (Italy).

The following table sets forth information with respect to our facilities as of June 30, 2026:

			Lease	Right of
Location	Type	Square Meters	Expiration	Renewal
Aschheim, Germany	Corporate Headquarters	10,164	Dec. 2032	Yes
Feldkirchen, Germany	Office space	521	Mar. 2030	Yes
Leipzig, Germany	Fulfillment Center	54,550	Apr. 2033	Yes
Munich, Germany	Store	1,625	Dec. 2027	Yes
Munich, Germany	Store	316	Dec. 2027	Yes
Munich, Germany	Café	47	Dec. 2027	Yes
Milan, Italy	Warehouse	1,815	Aug. 2031	Yes
Milan, Italy	Photo Studio	80	Aug. 2027	Yes
Milan, Italy	Office space	56	Dec. 2029	Yes
Milan, Italy	Apartment	112	Jul.2026	Yes
Milan, Italy	Office space	550	Apr. 2032	Yes
Shanghai, China	Office space	78	Feb. 2027	Yes
Hong Kong, SAR, China	Office space	4.9	Jan.2027	Yes
Berlin, Germany	Office space	250	Sep. 2027	Yes
Barcelona, Spain	Office space	1,575	Feb. 2028	No
New York, USA	Office space	398	June. 2027	Yes
New York, USA	Office space	398	May. 2029	Yes
London, United Kingdom	Office space	180	Dec. 2029	No
Milan, Italy	Office Space	10,000	Dec. 2032	Yes
Bologna, Italy	Office Space	13,000	Jul. 2026	Yes
London, United Kingdom	Office Space	8,000	Dec. 2034	No
New York, USA	Office Space	1,570	Nov. 2029	No
Tokyo, Japan	Office space	569	Mar. 2028	No
Bologna, Italy	Warehouse	20,511	June. 2029	Yes
Bologna, Italy	Warehouse	13,012	Oct. 2031	Yes
Bologna, Italy	Warehouse	60,158	June. 2030	Yes
Bologna, Italy	Warehouse	24,525	Mar. 2031	Yes
Bologna, Italy	Warehouse	14,081	Dec. 2029	Yes
Landriano, Italy	Warehouse	53,988	Dec. 2030	Yes
London, United Kingdom	Warehouse	12,032	Nov. 2034	No
Mahwah, New Jersey, USA	Warehouse	15,554	Apr. 2035	No
Clifton, New Jersey, USA	Warehouse	33,550	May. 2030	Yes

Item 4A: Unresolved staff comments

None.

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

Acquisition of YNAP

The YNAP Acquisition has a significant effect on the comparability of our financial results across the periods presented. The fiscal year ended June 30, 2024 does not include any contribution from the acquired businesses, while the fiscal year ended June 30, 2025 includes their results only from the closing date of April 23, 2025 through June 30, 2025. By contrast, the fiscal year ended June 30, 2026 includes the acquired businesses for the full twelve-month period. The acquisition therefore materially increased our revenue base, asset portfolio and operational scale, and these differences in the periods of consolidation should be considered when evaluating year-over-year changes in our results of operations, financial condition and other operating metrics.

Given these factors, investors should carefully consider the impact of the YNAP Acquisition on our financial and operational metrics when evaluating our historical performance and future prospects. The expanded scale, geographic footprint, and synergies associated with the YNAP Acquisition are expected to enhance our competitive positioning globally, but the integration process and related costs may introduce variability to our short-term financial performance.

For the fiscal year ended June 30, 2025, section “A. Operating Results” as well as section “B. Liquidity and Capital Resources” incorporate YNAP’s performance from April 23, 2025, to June 30, 2025, reflecting the period following its acquisition. The results of the acquired businesses are not included in the results for the fiscal year ended June 30, 2024.

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high-net-worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction in customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations and policies (including tariffs), availability of credit, inflation, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs. For example, in fiscal 2026, macroeconomic conditions were characterized by consistent inflation, elevated interest rates and weakened consumer confidence, as well as significant volatility and uncertainty in U.S. trade and tariff policy, which increased costs and contributed to higher retail prices. Although consumer spending remained resilient over this period, the continued growth in the global population of high-net-worth individuals represents a positive structural trend for our business, expanding the addressable customer base for luxury goods and supporting long-term demand for our offerings.

Growth in Brand Awareness

In fiscal 2026, we invested, and we expect to continue to invest, in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host physical “money-can’t-buy” experiences, develop exclusive capsule collections with some of the most luxurious brands and produce in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

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

Growth of Online Luxury

According to Bain & Company’s Luxury Goods Worldwide Market Monitor (Fall 2024), online penetration of personal luxury goods was projected to increase from 20% in 2023 to 33% in 2030. More recent findings from Bain’s 2026 Study indicate that luxury consumers increasingly seek curation and expect seamless and immediate experiences across channels. We believe both these trends reinforce the relevance of LuxExperience Group’s curated, multi-brand online platform and our continued focus on exclusive products and brand collaborations. The 2026 BCG-Altagamma Study expects the personal luxury goods market to grow by 2% to 5% in 2026 and at a compound annual growth rate of 4% to 7% from 2026 to 2029. However, our growth may be adversely affected if we fail to capture the expected shift toward online spending with relevant products or if sustained promotional activity by competitors affects customer growth.

Growth in Men’s, Kidswear, Life and Fine Jewelry at LuxExperience Group

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category “Life” in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. In the fourth quarter of fiscal 2023 we introduced certified pre-owned luxury watches in collaboration with Bucherer, an extension of fine jewelry assortment. With the recent addition of our Luxury | NAP & MRP segment, LuxExperience Group has expanded its total product offering into luxury lifestyle, including across fine watches and jewelry, grooming, lifestyle products, and home decor. Being the only curated luxury online platform to combine womenswear, menswear, kidswear, lifestyle products and fine jewelry, makes LuxExperience Group a truly unique and engaging destination for luxury shoppers. To the extent that we are not successful in expanding and scaling our Men’s, Kidswear, Life and Fine Jewelry categories, our business, results of operations and financial condition may be adversely affected.

Inventory Management

We utilize our customer data and collaborate with brand partners to curate a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process is expected to be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business. To the extent that we are not successful in effectively managing our inventory, including accurately forecasting demand and optimizing assortment and purchasing decisions, our business, results of operations and financial condition may be adversely affected.

Investment in our Operations and Infrastructure

As we continue to enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We expect to continue to invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner. Our transformation program at NAP & MRP and YOOX has to date required, and will continue in the future to require, significant investment in operations and infrastructure, alongside selective warehouse closures, divestments and consolidation of operations.

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

Integration of NAP & MRP and YOOX and Realization of Synergies

Our future performance depends on the successful integration of the NAP & MRP and YOOX businesses and the execution of our transformation plan. The combination offers significant potential for operational efficiencies, technology migration, and shared functional platforms. To unlock these benefits, we are implementing a transformation plan focused on brand differentiation, streamlined operations, and disciplined cost control. Effective execution of this plan is essential to realizing the expected synergies and value creation.

In addition, during the last quarter of fiscal year 2026 we closed the agreement to sell THE OUTNET. This disposal is expected to allow our Off-Price segment to focus its resources on the YOOX business and allow us to accelerate the overall transformation plan in regard to an efficient infrastructure platform for our Luxury | NAP & MRP and our Off-Price | YOOX segments.

IEEPA Tariff refunds

During fiscal year 2026, the Group submitted claims to CBP for refunds of tariffs previously paid under IEEPA. Refunds approved by CBP were recognized and were not material to the consolidated financial statements. Claims pending as of June 30, 2026 were not recognized.

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

Luxury | Mytheresa

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the years ended June 30, 2026 and 2025. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Twelve months ended June 30,
			Change
(in € millions) (unaudited)	2025	2026	in % / BPs
Net sales	916.1	994.3	8.5%
Gross profit	430.9	482.4	12.0%
Gross profit margin	47.0%	48.5%	150 BPs
Segment EBITDA	44.6	62.3	39.8%
Segment EBITDA margin	4.9%	6.3%	140 BPs
Gross Merchandise Value (GMV)	988.5	1,085.3	9.8%
Active customers (LTM in thousands)	823	774	(6.0)%
Total orders shipped (LTM in thousands)	2,017	2,013	(0.2)%
Average order value (LTM, in €)	773	875	13.1%

Luxury | NAP & MRP

The following table presents selected operating and financial metrics for Luxury | NAP & MRP segment for fiscal year 2026 on a reported basis compared with fiscal year 2025 on an illustrative basis. The fiscal year 2025 illustrative information reflects the acquired businesses as if they had been included in LuxExperience Group for the full fiscal year, subject to the limitations described in Definitions of Operative metrics and Non-IFRS measures.

	Twelve months ended June 30,
	2025		Change
(in € millions) (unaudited)	Illustrative	2026	in % / BPs
Net sales	1,042.7	994.8	(4.6)%
Gross profit	478.1	472.9	(1.1)%
Gross profit margin	45.9%	47.5%	170 BPs
Segment EBITDA	2.1	(6.0)	(384.5)%
Segment EBITDA margin	0.2%	(0.6)%	(80) BPs
Gross Merchandise Value (GMV)	1,098.6	1,043.7	(5.0)%
Active customers (LTM in thousands)	932	828	(11.1)%
Total orders shipped (LTM in thousands)	2,504	2,212	(11.7)%
Average order value (LTM, in €)	811	885	9.1%

Off-Price | YOOX

The following table presents selected operating and financial metrics for Off-Price | YOOX segment for fiscal year 2026 on a reported basis compared with fiscal year 2025 on an illustrative basis. The fiscal year 2025 illustrative information reflects the acquired businesses as if they had been included in LuxExperience Group for the full fiscal year, subject to the limitations described in Definitions of Operative metrics and Non-IFRS measures. The figures presented reflect the classification of THE OUTNET as discontinued operations and, accordingly, exclude THE OUTNET from the Off-Price | YOOX segment for both periods presented.

	Twelve months ended June 30,
	2025		Change
(in € millions) (unaudited)	Illustrative	2026	in % / BPs
Net sales	529.7	485.1	(8.4)%
Gross profit	197.7	186.7	(5.6)%
Gross profit margin	37.3%	38.5%	120 BPs
Segment EBITDA	(72.1)	(45.5)	36.9%
Segment EBITDA margin	(13.6)%	(9.4)%	420 BPs
Gross Merchandise Value (GMV)	545.0	485.1	(11.0)%
Active customers (LTM in thousands)	1,185	1,060	(10.6)%
Total orders shipped (LTM in thousands)	3,128	2,913	(6.9)%
Average order value (LTM, in €)	252	243	(3.5)%

LuxExperience Group

The following table presents selected operating and financial metrics for LuxExperience Group for fiscal year 2026 on a reported basis compared with fiscal year 2025 on an illustrative basis. The fiscal year 2025 illustrative information reflects the acquired businesses as if they had been included in LuxExperience Group for the full fiscal year, subject to the limitations described in Definitions of Operative metrics and Non-IFRS measures.

	Twelve months ended June 30, 2025
		Luxury	Off-Price	Total
	Luxury	NAP & MRP	YOOX	Segments	Other
(in € millions) (unaudited)	Mytheresa	(illustrative)	(illustrative)	(illustrative)	(illustrative)	Reconciliation	Aggregated
Net sales	916.1	1,042.7	529.7	2,488.4	156.5	(2.2)	2,642.8
Cost of sales, exclusive of depreciation and amortization	(485.3)	(564.6)	(332.0)	(1,381.8)	(145.0)	2.2	(1,524.6)
Gross profit	430.9	478.1	197.7	1,106.7	11.6		1,118.2
Shipping and payment cost	(133.9)	(129.3)	(84.7)	(348.0)	(12.8)		(360.8)
Marketing expenses	(115.3)	(86.0)	(35.2)	(236.5)	(4.2)		(240.8)
Selling, general and administrative expenses	(134.0)	(251.1)	(143.0)	(528.1)	(28.5)		(556.6)
Other income (expense), net	(3.0)	(9.6)	(6.8)	(19.5)	8.7		(10.8)
Segment EBITDA	44.6	2.1	(72.1)	(25.4)	(25.3)		(50.7)

	Twelve months ended June 30, 2026
	Luxury	Luxury	Off-Price	Total
(in € millions) (unaudited)	Mytheresa	NAP & MRP	YOOX	Segments	Other	Reconciliation	Consolidated
Net sales	994.3	994.8	485.1	2,474.2	33.6	(5.0)	2,502.7
Cost of sales, exclusive of depreciation and amortization	(511.8)	(521.9)	(298.4)	(1,332.2)	(15.2)	5.0	(1,342.3)
Gross profit	482.4	472.9	186.7	1,142.0	18.4	—	1,160.4
Shipping and payment cost	(168.9)	(145.1)	(75.2)	(389.2)	(8.2)	(3.9)	(401.3)
Marketing expenses	(116.0)	(92.2)	(29.9)	(238.2)	(0.5)	(0.1)	(238.7)
Selling, general and administrative expenses	(133.6)	(240.7)	(126.1)	(500.4)	(7.2)	(97.3)	(604.9)
Other income (expense), net	(1.5)	(0.8)	(1.0)	(3.4)	0.1	(12.3)	(15.6)
Segment EBITDA	62.3	(6.0)	(45.5)	10.8	2.5	(113.5)	(100.2)

Business Highlights

Fiscal year 2026 was a year of significant transformation for LuxExperience Group. Against a challenging macroeconomic backdrop, and while integrating the businesses acquired in connection with the YNAP acquisition, the Group delivered a resilient performance. Group Net Sales amounted to €2,502.7 million, reflecting a full year contribution from the Luxury | NAP & MRP and Off-Price | YOOX businesses following the acquisition of YNAP in April 2025, as well as continued strength in the Luxury | Mytheresa segment. During fiscal year 2026, management continued executing its transformation plan, including the divestiture of THE OUTNET and initiatives focused on operational efficiencies, brand differentiation and disciplined cost management. The overall performance demonstrated the Group’s ability to navigate a challenging demand environment while advancing the integration of the acquired businesses and strengthening the foundation for long-term profitable growth.

Within Luxury | Mytheresa, net sales increased by 8.5% to €994.3 million, supported by strong customer engagement, continued growth in average order value and disciplined execution of the segment’s full-price luxury strategy. Average order value increased to €875, remaining among the highest in the global luxury industry, while gross profit margin improved to 48.5% as a result of a continued focus on full-price sell-through, favorable merchandise mix and operational efficiencies. Segment EBITDA amounted to €62.3 million, corresponding to a Segment EBITDA margin of 6.3%.

The continued strength and profitability of the Luxury | Mytheresa segment provided an important foundation for LuxExperience Group during fiscal year 2026 as management advanced the integration and transformation of the acquired businesses. Fiscal year 2026 reflects a full twelve months of ownership of Luxury | NAP & MRP and Off-Price | YOOX, whereas fiscal year 2025 included the results of the acquired businesses only from April 23, 2025 through June 30, 2025, representing 68 days following the acquisition. Accordingly, year-over-year comparisons for the Group’s consolidated results, as well as for the acquired businesses, are not directly comparable and should be evaluated in light of the significantly longer period of ownership in fiscal year 2026. Segment EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are measures not defined under IFRS. For further information on their calculation, limitations, and reconciliations to the most comparable IFRS measures, see “Item 5: Operating and Financial Review and Prospects – A. Operating Results.”

Disposal of THE OUTNET

On October 31, 2025, LuxExperience Group announced that it had entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform, including the relevant brand rights, customer data, inventory and the required workforce in the United States and the United Kingdom in exchange for cash consideration.

On April 30, 2026, LuxExperience Group has successfully sold the set of assets powering THE OUTNET platform to The O Group LLC.

The divestment of THE OUTNET Assets allows LuxExperience Group to focus off-price resources on its YOOX business and accelerate the overall transformation plan with regards to an efficient infrastructure platform for NET-A-PORTER and MR PORTER. Furthermore, the transaction is expected to enable THE OUTNET to achieve its full potential under a renewed independent, stand-alone business model.

Please refer to note 32 of the consolidated financial statements for further details.

Basis of Presentation and Comparability

LuxExperience Group completed the YNAP Acquisition on April 23, 2025. Accordingly, the reported consolidated results for the fiscal year ended June 30, 2025 include the results of acquired businesses only for the period from April 23, 2025 to June 30, 2025, whereas the reported consolidated results for the fiscal year ended June 30, 2026 include the results of those segments for the full fiscal year. The reported results for the two periods are therefore not directly comparable. In addition, the results of THE OUTNET, which has been classified as a discontinued operation, have been excluded from the comparative information presented for continuing operations, where applicable.

To facilitate an evaluation of the operating performance of the enlarged LuxExperience Group, we present certain unaudited illustrative financial and operating information for the fiscal year ended June 30, 2025. The illustrative information combines LuxExperience Group’s reported results with the pre-acquisition results of YNAP for the period from July 1, 2024 to April 22, 2025. Unless otherwise indicated, information for the fiscal year ended June 30, 2026 is presented on a reported basis and comparative information for the fiscal year ended June 30, 2025 in the section entitled ‘Key Operating and Financial Metrics’ is presented on an illustrative basis.

The illustrative information is presented for comparative purposes only. It does not purport to represent what LuxExperience Group’s consolidated results would have been had the YNAP Acquisition occurred on July 1, 2024, does not reflect all acquisition accounting effects, integration measures or potential synergies, and is not intended to constitute pro forma financial information prepared in accordance with Article 11 of Regulation S-X.

Components of our Results of Operations

Net sales

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our two retail stores, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model, other commission fees and retail media revenues are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by changes in the number and quality of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

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

Adjusted Other income (expense), net

Adjusted other income (expense), net is a non-IFRS financial measure that we calculate as other income (expense), net adjusted to exclude Bargain purchase gain, Other transaction-related, certain legal and other expenses, and foreign exchange gains and losses arising on intercompany balances.

Adjusted EBITDA and Adjusted EBITDA margin

“Adjusted EBITDA” means Net income (loss) from continuing operations before the effects of Finance income (costs), net, Income tax (expense) benefit and Depreciation, amortization and impairment losses, further adjusted to exclude other transaction-related, certain legal and other expenses, share-based compensation expense, foreign exchange gains and losses arising on intercompany balances and the gain on bargain purchase. “Adjusted EBITDA margin” means Adjusted EBITDA expressed as a percentage of Net sales. Both are non-IFRS financial measures and are not calculated in accordance with IFRS.

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses includes the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, amortization of technology and other intangible assets and impairment losses recognized in accordance with IAS 36.

Finance costs, net

Finance income (costs), net comprises both income and expense components. Finance income primarily consists of interest income earned on cash deposits and short-term investments. Finance costs primarily relate to interest expense on our leases and revolving credit facilities.

A.	Operating Results

Results of Operations

The reported financial information in this subsection has been derived from our audited consolidated financial statements. The period-to-period comparison is materially affected by the YNAP Acquisition because fiscal year 2025 includes acquired businesses only from April 23, 2025, while fiscal year 2026 includes the acquired businesses for the full fiscal year. For additional information regarding illustrative comparisons that present the results of operations as if the YNAP Acquisition had occurred at the beginning of the applicable periods, see the “Key Operating and Financial Metrics” section below, which provides additional context for assessing operational developments and period-to-period comparability.

Consolidated Results of Operations

The following table sets forth our consolidated results of operations for the periods presented. The reported IFRS results should be read together with the accompanying discussion of the material factors affecting the year-over-year changes.

	Fiscal year ended June 30,
(in € thousands)	2024	2025(1)	2026(2)
Net Sales	840,852	1,226,314	2,502,695
Cost of sales, exclusive of depreciation and amortization	(456,320)	(638,000)	(1,342,312)
Gross profit	384,532	588,313	1,160,383
Shipping and payment cost	(135,547)	(177,571)	(401,315)
Marketing expenses	(96,708)	(140,140)	(238,732)
Selling, general and administrative expenses	(159,292)	(278,092)	(604,922)
Depreciation, amortization and impairment losses	(15,205)	(25,351)	(55,613)
Other income (expense), net	267	613,538	(15,602)
Income (Loss) from operations	(21,953)	580,697	(155,800)
Finance income (costs), net	(4,772)	(5,072)	(4,195)
Income (Loss) before income taxes	(26,725)	575,625	(159,995)
Income tax (expense) benefit	1,814	(3,570)	2,752
Net (loss) income from continuing operations	(24,911)	572,054	(157,243)
Net loss from discontinued operations (net of tax)	—	(2,095)	(10,438)
Net (loss) income	(24,911)	569,959	(167,681)
(1)	Incorporates YNAP’s results of operations from April 23, 2025 to June 30, 2025, reflecting the period following its acquisition as well as the resulting gain on bargain purchase.
(2)	Fiscal year 2026 includes the full twelve months of the YNAP businesses acquired on April 23, 2025.

The following table sets forth each line item within the statement of profit as a percentage of net sales for each of the periods presented.

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Net Sales	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(54.3)%	(52.0)%	(53.6)%
Gross profit	45.7%	48.0%	46.4%
Shipping and payment cost	(16.1)%	(14.5)%	(16.0)%
Marketing expenses	(11.5)%	(11.4)%	(9.5)%
Selling, general and administrative expenses	(18.9)%	(22.7)%	(24.2)%
Depreciation, amortization and impairment losses	(1.8)%	(2.1)%	(2.2)%
Other income (expense), net	0.0%	50.0%	(0.6)%
Income (loss) from operations	(2.6)%	47.4%	(6.2)%
Finance income (costs), net	(0.6)%	(0.4)%	(0.2)%
Income (Loss) before income taxes	(3.2)%	46.9%	(6.4)%
Income tax (expense) benefit	0.2%	(0.3)%	0.1%
Net (loss) income from continuing operations	(3.0)%	46.6%	(6.3)%
Net loss from discontinued operations (net of tax)	0.0%	(0.2)%	(0.4)%
Net (loss) income	(3.0)%	46.5%	(6.7)%

	Fiscal year ended June 30,
(in € thousands) (unaudited)	2024		2025		2026
Gross Merchandise Value (GMV)(1)	913,580	100.0%	1,310,039	100.0%	2,642,635	100%

Net sales(1)	840,852	92.0%	1,226,314	93.6%	2,502,695	94.7%
Cost of sales, exclusive of depreciation and amortization(1)	(456,320)	(49.9)%	(638,000)	(48.7)%	(1,342,312)	(50.8)%
Gross profit(2)	384,532	45.7%	588,313	48.0%	1,160,383	46.4%
Adjusted Shipping and payment cost(1)(3)	(134,221)	(14.7)%	(177,476)	(13.5)%	(397,415)	(15.0)%
Adjusted Marketing expenses(1) (3)	(96,708)	(10.6)%	(140,034)	(10.7)%	(238,682)	(9.0)%
Adjusted Selling, general and administrative expenses(1) (3)	(128,081)	(14.0)%	(214,671)	(16.4)%	(507,652)	(19.2)%
Adjusted Other income (expense), net(1) (3)	267	0.0%	(6,592)	(0.5)%	(3,317)	(0.1)%
Adjusted EBITDA(2)	25,789	3.1%	49,540	4.0%	13,317	0.5%
(1)

Percentages are in relation to GMV. GMV is an operative measure. For further information on this measure refer to the tables below and see “Definitions of Key Operating and Non-IFRS Financial Measures” below.

(2)	Gross Profit and Adjusted EBITDA percentages are in relation to net sales. Adjusted EBITDA is a non-IFRS measure, for further information, please see “Components of our Results of Operations” above.
(3)	These are non-IFRS measures. For further information, please see “Components of our Results of Operations” above.

For a reconciliation of Adjusted EBITDA to net income (loss), see “Key Operating and Non-IFRS Financial Measures”.

Analysis of Reported Consolidated Results of Operations

The tables below present our reported consolidated results for the fiscal years ended June 30, 2024, 2025 and 2026. The analysis that follows demonstrates the principal changes in our reported consolidated results for the fiscal year ended June 30, 2026 compared with the fiscal year ended June 30, 2025. Please refer to Performance by Segment section for reconciliation of individual segment contributions.

Net sales

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Net sales	840,852	1,226,314	2,502,695
Gross Merchandise Value (GMV)	913,580	1,310,039	2,642,635
Net sales percentage of GMV	92.0%	93.6%	94.7%

Net sales increased by €1,276.4 million, or 104.1%, to €2,502.7 million for the fiscal year ended June 30, 2026, compared with €1,226.3 million in the prior year. The YNAP Acquisition contributed €1,513.5 million to net sales, including €994.8 million from Luxury | NAP & MRP and €485.1 million from Off-Price | YOOX.

For the Luxury | Mytheresa segment, the higher GMV growth compared to net sales growth in the year ended June 30, 2026 is primarily driven by above average performance of selected CPM brands. Performance of CPM brands is only reflected with the commission we receive in net sales. The share of commission from the CPM is below 10% of net sales.

Cost of sales, exclusive of depreciation and amortization

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Cost of sales, exclusive of depreciation and amortization	(456,320)	(638,000)	(1,342,312)
Percentage of Net sales	(54.3)%	(52.0)%	(53.6)%
Percentage of GMV	(49.9)%	(48.7)%	(50.8)%

Cost of sales, exclusive of depreciation and amortization, increased by €704.3 million, or 110.4% for the year ended June 30, 2026, compared to the prior year. For the year ended June 30, 2026, the YNAP Acquisition contributed €521.9 million from the Luxury | NAP & MRP segment and €298.4 million from the Off-Price | YOOX segment.

For the Luxury | Mytheresa segment, cost of sales, exclusive of depreciation and amortization increased by 5.5% from €485.3 million to €511.8 million compared to the prior year. This increase was broadly in line with GMV and net sales growth, although GMV and net sales show higher growth rates leading to an increase in gross profit margin.

Gross Profit

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Gross Profit	384,532	588,313	1,160,383
Percentage of Net sales	45.7%	48.0%	46.4%
Percentage of GMV	42.1%	44.9%	43.9%

Gross profit increased by €572.1 million, or 97.2%, for the year ended June 30, 2026 compared to the prior year. The businesses acquired as part of the YNAP Acquisition contributed gross profit of €678.0 million for the year ended June 30, 2026, compared to €157.5 million for the year ended June 30, 2025. The gross margin of the Luxury | Mytheresa segment increased by 150 basis points, primarily driven by a higher share of full-price sales compared to the prior year.

Shipping and payment costs

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Shipping and payment cost	(135,547)	(177,571)	(401,315)
Percentage of Net sales	(16.1)%	(14.5)%	(16.0)%
Percentage of GMV	(14.8)%	(13.6)%	(15.2)%

Shipping and payment costs increased by €223.7 million, or 126.0% for the year ended June 30, 2026, compared to the prior year, primarily due to the YNAP Acquisition.

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Shipping and payment cost	(135,547)	(177,571)	(401,315)
Other transaction-related, certain legal and other expenses(1)	1,326	94	3,900
Adjusted Shipping and payment cost	(134,221)	(177,476)	(397,415)
Percentage of Net sales	(16.0)%	(14.5)%	(15.9)%
Percentage of GMV	(14.7)%	(13.5)%	(15.0)%
(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions; (ii) certain legal and other expenses incurred outside the ordinary course of our business; and (iii) non-recurring costs associated with the closure of distribution centers, including costs incurred to transfer inventory held at those locations to our remaining distribution facilities. These amounts are excluded from Segment EBITDA, as they reflect costs associated with activities outside the ordinary course of our business.

Adjusted shipping and payment cost increased by €219.9 million during the year ended June 30, 2026, primarily reflecting the consolidation of the Luxury | NAP & MRP and Off-Price | YOOX segments, which contributed €145.1 million and €75.2 million, respectively, to the fiscal year 2026 total. For the Luxury | Mytheresa segment, adjusted shipping and payment cost as a percentage of net sales increased from 14.6% to 17.0%, and as a percentage of GMV from 13.6% to 15.6%, primarily reflecting the impact of higher U.S. import tariffs during the fiscal year ended June 30, 2026.

Marketing expenses

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Marketing expenses	(96,708)	(140,140)	(238,732)
Percentage of Net sales	(11.5)%	(11.4)%	(9.5)%
Percentage of GMV	(10.6)%	(10.7)%	(9.0)%

Marketing costs increased by €98.6 million, or 70.4% for the year ended June 30, 2026, compared to the prior year, primarily due to the YNAP Acquisition.

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Marketing expenses	(96,708)	(140,140)	(238,732)
Other transaction-related, certain legal and other expenses(1)	—	106	50
Adjusted Marketing expenses	(96,708)	(140,034)	(238,682)
Percentage of Net sales	(11.5)%	(11.4)%	(9.5)%
Percentage of GMV	(10.6)%	(10.7)%	(9.0)%
(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) non-recurring costs associated with the closure of distribution centers, including costs incurred to transfer inventory held at those locations to our remaining distribution facilities. These amounts are excluded from Segment EBITDA, as they reflect costs associated with activities outside the ordinary course of our business.

Adjusted marketing expenses increased by €98.6 million, or 70.4% for the year ended June 30, 2026, compared to the prior year. The growth is partially attributable to the YNAP Acquisition, which contributed €92.2 million and €29.9 million from the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively, to the fiscal year 2026 total. For the Luxury | Mytheresa segment, marketing expenses increased from €115.3 million to €116.0 million, which corresponds to a decrease from 12.6% to 11.7% and from 11.7% to 10.7% as a percentage of net sales and GMV, respectively, primarily reflecting continued discipline in marketing spend allocation, while maintaining a sustained focus on customer acquisition and retention initiatives.

Selling, general and administrative expenses

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Selling, general and administrative expenses	(159,292)	(278,092)	(604,922)
Percentage of Net sales	(18.9)%	(22.7)%	(24.2)%
Percentage of GMV	(17.4)%	(21.2)%	(22.9)%

The total selling, general and administrative (SG&A) expenses increased by €326.8 million, or 117.5% for the year ended June 30, 2026, compared to the prior year, primarily due to the YNAP Acquisition.

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Personnel expenses	(126,366)	(173,824)	(399,632)
Share-based compensation	18,361	14,287	19,690
Total Personnel expenses excl. share-based compensation	(108,005)	(159,537)	(379,942)
Percentage of Net sales	(12.8)%	(13.0)%	(15.2)%
Percentage of GMV	(11.8)%	(12.2)%	(14.4)%

Excluding share-based compensation, personnel expenses increased by €220.4 million, or 138% for the year ended June 30, 2026, compared to the prior year. This increase is primarily driven by the YNAP Acquisition, with the Luxury | NAP & MRP and Off-Price | YOOX segments having higher personnel expenses relative to net sales. Personnel expenses excluding share-based compensation as a percentage of net sales and as a percentage of GMV increased from 13.0% to 15.2% and from 12.2% to 14.4%, respectively, for the year ended June 30, 2026.

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Personnel expenses	(126,366)	(173,824)	(399,632)
Percentage of Net sales	(15.0)%	(14.2)%	(16.0)%
Percentage of GMV	(13.8)%	(13.3)%	(15.1)%

General and administrative expenses	(32,926)	(104,268)	(205,291)
Percentage of Net sales	(3.9)%	(8.5)%	(8.2)%
Percentage of GMV	(3.6)%	(8.0)%	(7.8)%
Selling, general and administrative expenses	(159,292)	(278,092)	(604,922)

General and administrative expenses increased by €101.0 million, or 96.9% for the year ended June 30, 2026, compared to the prior year, primarily due to the contribution of the businesses acquired in the YNAP Acquisition.

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Selling, general and administrative expenses	(159,292)	(278,092)	(604,922)
Share-based compensation (1)	18,361	14,287	19,690
Other transaction-related, certain legal and other expenses(2)	12,950	49,134	77,581
Adjusted SG&A	(127,981)	(214,671)	(507,652)
Percentage of Net sales	(15.2)%	(17.5)%	(20.3)%
Percentage of GMV	(14.0)%	(16.4)%	(19.2)%
(1)

Certain members of management and Supervisory Board Members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the Initial Public Offering (“IPO”) of LuxExperience B.V. in January 2021 and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for LuxExperience Group’s key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance.

(2)

Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) non-recurring costs associated with the closure of distribution centers, including costs incurred to transfer inventory held at those locations to our remaining distribution facilities. These amounts are excluded from Segment EBITDA, as they reflect costs associated with activities outside the ordinary course of our business.

Excluding the share-based compensation expenses and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of net sales and as a percentage of GMV increased for the year ended June 30, 2026 from 17.5% to 20.3% and from 16.4% to 19.2%, respectively, compared to the prior year. This increase was primarily driven by the YNAP Acquisition, with the Luxury | NAP & MRP and Off-Price | YOOX segments having higher adjusted SG&A expenses relative to net sales and GMV.

Depreciation, amortization and impairment losses

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Depreciation, amortization and impairment losses	(15,205)	(25,351)	(55,613)
Percentage of Net sales	(1.8)%	(2.1)%	(2.2)%
Percentage of GMV	(1.7)%	(1.9)%	(2.1)%

Depreciation, amortization and impairment losses increased by €30.3 million, or 119.4% for the year ended June 30, 2026, compared to the prior year. The €30.3 million increase is primarily driven by the YNAP Acquisition. The increase primarily reflects higher depreciation and amortization resulting from additional right-of-use assets and property, plant and equipment recognized in connection with the YNAP Acquisition. The increase also includes the effect of an impairment loss of €4.3 million which relates to the Clifton distribution center right-of-use asset.

Other income (expense), net

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Other income (expense), net	267	613,538	(15,602)
Percentage of Net sales	0.0%	50.0%	(0.6)%
Percentage of GMV	0.0%	46.8%	(0.6)%

Other income (expense), net decreased by €629.1 million, or 102.5% for the year ended June 30, 2026, compared to the prior year, primarily due to the gain on bargain purchase on the YNAP Acquisition being recognized in the prior fiscal year. The bargain purchase gain recognized in the year ended June 30, 2025 reflects the difference between the estimated fair value of net assets and the consideration transferred as of the date of the YNAP Acquisition.

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Other income (expense), net	267	613,538	(15,602)
Other transaction-related, certain legal and other expenses (1)	—	3,400	203
Bargain purchase gain	—	(623,531)
FX gain (losses) intercompany balances (2)	—	—	12,081
Adjusted Other income (expense), net	267	(6,592)	(3,317)
Percentage of Net sales	0.0%	(0.5)%	(0.1)%
Percentage of GMV	0.0%	(0.5)%	(0.1)%
(1)

Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) non-recurring costs associated with the closure of distribution centers, including costs incurred to transfer inventory held at those locations to our remaining distribution facilities. These amounts are excluded from Segment EBITDA, as they reflect costs associated with activities outside the ordinary course of our business.

(2)

Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €12,081 thousand for the year ended June 30, 2026. There were no comparable adjustments in fiscal years 2025 or 2024. The foreign exchange loss in fiscal year 2026 was primarily driven by the YNAP Acquisition and the resulting operational and intra-group funding structure of the combined business.

Adjusted other income (expense), net decreased by €3.3 million, or 49.7%, for the year ended June 30, 2026.

Finance costs, net

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Other interest expenses	(1,861)	(3,113)	(3,699)
Interest expenses on leases	(2,916)	(4,167)	(10,820)
Total Finance costs	(4,777)	(7,280)	(14,519)

Interest income on cash held in bank accounts and leases	5	2,208	4,842
Interest income on investments	—	—	2,905
Foreign exchange gains on investments, net	—	—	2,577
Total Finance income	5	2,208	10,324
Finance costs, net	(4,772)	(5,072)	(4,195)
Percentage of Net sales	(0.6)%	(0.4)%	(0.2)%
Percentage of GMV	(0.5)%	(0.4)%	(0.2)%

Finance costs, net decreased by €0.9 million, or 17.3%, to €4.2 million for the fiscal year ended June 30, 2026, from €5.1 million in the prior year. This decrease primarily reflected €8.1 million of additional finance income from higher interest earned on cash deposits and short-term investments. This was partially offset by a €7.2 million increase in finance costs, mainly due to higher interest expense on lease liabilities following the YNAP Acquisition and, to a lesser extent, higher interest expense on revolving credit facilities.

Income tax (expense) benefit

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Income tax (expense) benefit	1,814	(3,570)	2,752
Percentage of Net sales	0.2%	(0.3)%	0.1%
Percentage of GMV	0.2%	(0.3)%	0.1%

Income tax benefit for the year ended June 30, 2026 is driven by the deferred tax benefit of €19.2 million which was partially offset by current tax expense of 16.4 million.

Comparison of the Years Ended June 30, 2024 and 2025

LuxExperience Group’s results for the year ended June 30, 2024, and a discussion of the results for the year ended June 30, 2025 compared to those for the year ended June 30, 2024, were included in the Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on October 30, 2025 (“Annual Report 2025”), discussion for which is hereby incorporated by reference into this document.

Reported Segment Results

In line with our management’s approach, the operating segments were identified on the basis of LuxExperience Group’s internal reporting and how our chief operating decision maker (CODM) assesses the performance of the business. LuxExperience Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. Following the completion of the YNAP Acquisition, LuxExperience Group revised its internal reporting structure resulting in a change to its operating segments. As a result, LuxExperience Group now identifies Luxury | Mytheresa, Luxury | NAP & MRP, and Off-Price | YOOX as separate operating segments. Luxury | Mytheresa comprises the previously separate online operations and retail store of Mytheresa which were reported independently in prior periods. Luxury | NAP & MRP and Off-Price | YOOX represent newly formed operating segments attributable to the acquired operations of YNAP. Luxury | NAP & MRP consists of the in-season luxury online brands NET-A-PORTER and MR PORTER and Off-Price | YOOX comprising the continuing off-price operations. THE OUTNET has been classified as discontinued operations.

The classification of THE OUTNET as discontinued operations applies to the fiscal year ended June 30, 2026. In accordance with IFRS 5, the comparative information for the fiscal year ended June 30, 2025 has been re-presented to reflect THE OUTNET as a discontinued operation and to provide comparability with the fiscal year ended June 30, 2026. THE OUTNET was not classified as a discontinued operation in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025, filed with the SEC on October 30, 2025; however, the comparative information for fiscal year 2025 presented herein has been re-presented to reflect THE OUTNET as a discontinued operation.

Where reference is made to the YNAP subgroup, this collectively includes the Luxury | NAP & MRP and Off-Price | YOOX segments, the Feng-Mao and Online Flagship Stores (“OFS”) businesses and the results of the transitional services agreement entered into following the sale of THE OUTNET.

Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Assets are not allocated to the different business segments for internal reporting purposes.

The following tables show a reconciliation of our net loss and Segment EBITDA from the previous operating segments, online operations and retail store, to the newly combined operating segment, Luxury | Mytheresa, for the fiscal year ended June 30, 2024

	Fiscal year ended June 30, 2024 (restated) (3)
			Corporate	Luxury		IFRS
(in € millions)	Online	Retail Store	Costs(1)	Mytheresa	Adjustments(2)	consolidated
Net Sales	826.7	14.2	—	840.9	—	840.9
Segment EBITDA(4)	37.4	4.5	(16.1)	25.8	(32.6)	(6.7)
Depreciation, amortization and impairment losses						(15.2)
Finance income (costs), net						(4.8)
Income tax expense						1.8
Net loss						(24.9)
(1)	During the year ended June 30, 2024, there were €16,072 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Corporate administrative expenses were not allocated to the segments as Group functions were managed centrally.
(2)	During the year ended June 30, 2024, there were €14,081 thousand in expenses related to Other transaction-related, certain legal and other expenses and €18,508 thousand related to share-based compensation.
(3)	Prior to fiscal 2025, corporate costs were not allocated to any segment. Starting with fiscal 2025 and driven by the YNAP acquisition, to align with the changes in the group structure, management now includes corporate costs in the respective segments. The effect for fiscal year 2024 is presented in the column “Corporate costs” in the table above.
(4)	For the definition of Segment EBITDA refer to Note 7 to the Consolidated Financial Statements for the year ended June 30, 2025.

The following table shows a reconciliation of the Company’s Segment EBITDA to consolidated net income in accordance with the revised segment structure following the YNAP Acquisition for the fiscal year 2025 and 2026, respectively:

	Fiscal year ended June 30, 2025
	Luxury	Luxury		Total			IFRS
(in € millions)	Mytheresa	NAP & MRP(1)	Off-Price(1)(7)	Segments	Other(1)(2)	Reconciliation(3)(4)(5)(6)	Consolidated
Net Sales	916.1	213.8	78.8	1,208.7	19.8	(2.2)	1,226.3
Segment EBITDA(8)	44.6	8.5	(4.6)	48.5	1.0	556.5	606.0
Depreciation, amortization and impairment losses							(25.4)
Finance income (costs), net							(5.1)
Income tax expense							(3.6)
Net income from continuing operations							572.1
(1)	Includes the period starting from the date of acquisition.
(2)	Represents Online Flagship Stores (“OFS”) and Feng Mao (“FM”) businesses being wound down, and for which the financial information is not regularly reviewed by the Chief Operating Decision Maker (CODM), and therefore are not considered operating segments.
(3)	During the year ended June 30, 2025 there were €52,725 thousand related to Other transaction-related, certain legal and other expenses.

(4)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the year ended June 30, 2025, share-based compensation expense amounted to €14,287 thousand and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.
(5)	Includes the gain on bargain purchase of €623,531 thousand recognized during the year ended June 30, 2025 is reflected in the reconciliation column. Refer to Note 6 – Business Combination for further details.
(6)	During the year ended June 30, 2025, intersegmental net sales between Luxury | Mytheresa and THE OUTNET were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.
(7)	The comparative information for the year ended June 30, 2025 has been revised to reflect the exclusion of THE OUTNET (“TON”) from the Off-Price segment in connection with the announced and completed sale of TON during the current fiscal year. Accordingly, TON amounts of €35,963 thousand and negative €2,095 thousand were removed from Off-Price Net Sales and Off-Price Segment EBITDA, respectively. Prior to this revision, TON’s results were included within the Off-Price segment.
(8)	For the definition of Segment EBITDA refer to Note 7 to the Consolidated Financial Statements for the year ended June 30, 2026.

	Fiscal year ended June 30, 2026
	Luxury	Luxury		Segments			IFRS
(in € millions)	Mytheresa	NAP & MRP	Off-Price	Total	Other(1)(2)	Reconciliation(3)(4)(5)(6)	Consolidated
Net Sales	994.3	994.8	485.1	2,474.2	33.6	(5.0)	2,502.7
Segment EBITDA(7)	62.3	(6.0)	(45.5)	10.8	2.5	(113.5)	(100.2)
Depreciation, amortization and impairment losses							(55.6)
Finance income (costs), net							(4.2)
Income tax benefit							2.8
Net income from continuing operations							(157.2)
(1)

Represents Online Flagship Stores (“OFS”) and Feng Mao (“FM”) businesses being wound down, and for which the financial information is not regularly reviewed by the Chief Operating Decision Maker (CODM), and therefore are not considered operating segments.

(2)

Represents revenues recognized and expenses incurred during the period from May 1, 2026 through June 30, 2026 in connection with the Transition Services Agreement entered into in connection with the completed sale of THE OUTNET. Refer to Note 32 - Discontinued Operations for further details.

(3)	During the year ended June 30, 2026 there were €81,734 thousand related to Other transaction-related, certain legal and other expenses.
(4)

Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the year ended June 30, 2026, share-based compensation expense amounted to €19,690 thousand and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(5)

Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €12,081 thousand for the year ended June 30, 2026.

(6)

During the fiscal years ended June 30, 2025 and June 30, 2026, net sales include inter-segmental sales of €2,167 thousand and €5,030 thousand respectively with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

(7)	For the definition of Segment EBITDA refer to Note 7 to the Consolidated Financial Statements for the year ended June 30, 2026.

Definitions of Key Operating and Non-IFRS Financial Measures

Illustrative Financial and Operating Information

Throughout this Annual Report, we use the term ‘Illustrative’ for certain financial and operating information for the fiscal year ended June 30, 2025 that combines LuxExperience Group’s reported results with the historical pre-acquisition results of YNAP for the period from July 1, 2024 to April 22, 2025. The illustrative information has not been prepared in accordance with Article 11 of Regulation S-X and should not be considered pro forma financial information.

Segment EBITDA and Adjusted EBITDA

Segment EBITDA is the measure of segment profit or loss regularly reviewed by our chief operating decision maker to allocate resources and assess segment performance and is presented in Note 7 to our audited consolidated financial statements. Adjusted EBITDA is a non-IFRS financial measure that represents the aggregate of Segment EBITDA for our reportable segments and Other, after giving effect to applicable consolidation and reconciliation items. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales. For each of our reportable segments, Segment EBITDA is equal to Adjusted EBITDA for that segment.

Gross Merchandise Value (GMV)

GMV is an operating KPI and means the total Euro value of orders processed, either as principal or agent. GMV includes merchandise value, shipping and duty and is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator of the usage of our platforms that is not affected by the mix of direct sales and commission sales.

Active Customers

We define an Active Customer as a unique customer account from which an online purchase was made across our sites at least once during the preceding twelve-month period. Combined Active Customers are calculated on a unique-customer basis and therefore are not the sum of the segment amounts.

Total Orders Shipped

Total Orders Shipped represents the total number of online customer orders shipped during the twelve-month period ended on the last day of the period presented. Orders shipped and orders recognized as Net Sales in a period may differ because of orders in transit at the end of the period.

Average Order Value

Average Order Value is calculated as GMV from online orders shipped during the relevant twelve-month period divided by Total Orders Shipped during the same period.

Key Operating and Non-IFRS Financial Measures

Overview

We use certain operating KPIs and non-IFRS financial measures to assess the performance of our business, allocate resources and evaluate near-term and longer-term trends. The principal measures used in the discussion below are GMV, Net Sales, Gross Profit, Segment EBITDA, Adjusted EBITDA, Active Customers, Total Orders Shipped and Average Order Value. Net Sales and Gross Profit are measures presented in accordance with IFRS. Segment EBITDA is the measure of segment profit or loss regularly reviewed by our chief operating decision maker and disclosed in Note 7 to our audited consolidated financial statements. GMV, Active Customers, Total Orders Shipped and Average Order Value are operating KPIs.

Adjusted EBITDA, Adjusted EBITDA margin, Illustrative Net Sales, Illustrative Segment EBITDA and Illustrative Adjusted EBITDA are not measures defined under IFRS. We believe these measures provide useful supplemental information because they facilitate an evaluation of operating performance across periods and reflect the measures used by management to assess the business. These measures should not be considered in isolation or as substitutes for measures presented in accordance with IFRS, and similarly titled measures used by other companies may be calculated differently. For definitions of these operating KPIs and non-IFRS financial measures, including information regarding their calculation, uses and limitations, see “Definitions of Key Operating and Non-IFRS Financial Measures” above.

Reconciliation of Net Income from Continuing Operations to Adjusted EBITDA

We calculate Adjusted EBITDA as net income or loss from continuing operations before finance costs, net, income taxes and depreciation, amortization and impairment losses, further adjusted for the items presented in the reconciliation below. Adjusted EBITDA represents the aggregate of Segment EBITDA for our reportable segments and Other, after giving effect to applicable consolidation and reconciliation items.

The following table reconciles net income or loss from continuing operations, the most directly comparable IFRS measure, to Adjusted EBITDA for the fiscal years ended June 30, 2024, 2025 and 2026.

	Fiscal year ended June 30,
(in millions) (unaudited)	2024	2025	2026
Net (loss) income from continuing operations	(24.9)	572.1	(157.2)
Finance costs, net	4.8	5.1	4.2
Income tax expense (benefit)	(1.8)	3.6	(2.8)
Depreciation, amortization and impairment losses	15.2	25.4	55.6
thereof depreciation of right-of-use assets	9.5	14.5	37.7
thereof impairment loss on property & equipment and right-of-use assets (1)	—	3.1	4.3
EBITDA	(6.7)	606.0	(100.2)
Other transaction-related, certain legal and other expenses (2)	14.1	52.7	81.7
Share-based compensation(3)	18.5	14.3	19.7
Gain on bargain purchase(4)	—	(623.5)	—
FX losses Intercompany balances	—	—	12.1
Adjusted EBITDA	25.8	49.5	13.3

Adjusted EBITDA and Net income (loss) margins
Net sales	840.9	1,226.3	2,502.7
Net income (loss) margin	(3.0)%	46.6%	(6.3)%
Adjusted EBITDA margin	3.1%	4.0%	0.5%
(1)

Depreciation, amortization and impairment losses includes impairment losses recognized in accordance with IAS 36 on property, plant and equipment used at the Heimstetten distribution center, which was closed in Fiscal Year 2025, and on right-of-use assets associated with the Clifton, New Jersey distribution center in Fiscal Year 2026.

(2)

Other transaction-related, certain legal and other expenses include professional fees (including advisory and accounting fees) related to potential transactions, as well as certain legal and other expenses incurred outside the ordinary course of business.

(3)

Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance.

(4)	Gain on bargain purchase recognized in connection with the YNAP Acquisition.

Reconciliation of Fiscal Year 2025 Reported Segment EBITDA to Illustrative Segment EBITDA

The following table reconciles reported Segment EBITDA by segment for the fiscal year ended June 30, 2025 to illustrative Segment EBITDA by adding the pre-acquisition contribution of the YNAP businesses for the period from July 1, 2024 to April 22, 2025. The reported Segment EBITDA amounts reconcile to the segment information included in Note 7 to our audited consolidated financial statements.

	Illustrative twelve months ended June 30, 2025
	Luxury	Luxury		Total
(in € millions) (unaudited)	Mytheresa	NAP & MRP	Off-Price	Segments	Other(*)	Reconciliation(**)	Total
Segment EBITDA	44.6	8.5	(4.6)	48.5	1.0	556.5	606.0
Addition of pre-acquisition Adjusted EBITDA of YNAP sub-group segments	0.0	(6.4)	(67.5)	(73.9)	(26.3)	(556.5)	(656.8)
Illustrative Segment EBITDA	44.6	2.1	(72.1)	(25.4)	(25.3)	—	(50.7)

Reconciliation of Fiscal Year 2025 Reported Net Sales by Segment to Illustrative Net Sales by Segment

The following table reconciles reported Net Sales by segment for the fiscal year ended June 30, 2025 to illustrative Net Sales by adding the pre-acquisition Net Sales of the YNAP businesses for the period from July 1, 2024 to April 22, 2025. Reported Net Sales agree to the segment information included in Note 7 to our audited consolidated financial statements.

	Illustrative twelve months ended June 30, 2025
	Luxury	Luxury		Total
(in € millions) (unaudited)	Mytheresa	NAP & MRP	Off-Price	Segments	Other(*)	Reconciliation(**)	Total
Net sales	916.1	213.8	78.8	1,208.7	19.8	(2.2)	1,226.3
Addition of pre-acquisition Net sales of YNAP sub-group segments	0.0	828.9	450.9	1,279.7	136.8	—	1,416.5
Illustrative Net sales	916.1	1,042.7	529.7	2,488.4	156.5	(2.2)	2,642.8

Illustrative GMV by Segment

The following table presents illustrative GMV by segment for the fiscal year ended June 30, 2025. Illustrative GMV includes GMV generated by the YNAP businesses during the pre-acquisition period from July 1, 2024 to April 22, 2025. GMV is an operating KPI and does not represent revenue earned by LuxExperience Group.

	Illustrative twelve months ended June 30, 2025
	Luxury	Luxury		Total
(in € millions) (unaudited)	Mytheresa	NAP & MRP	Off-Price	Segments	Other(*)	Reconciliation(**)	Total
Illustrative GMV	988.5	1,098.6	545.0	2,632.1	156.5	(2.2)	2,786.5

Performance by Segment

The following discussion compares the performance of our current reportable segments for the fiscal year ended June 30, 2026, based on reported results, with the fiscal year ended June 30, 2025, based on illustrative results. We do not present fiscal year 2024 in this segment performance discussion because the YNAP businesses were not part of LuxExperience Group during that period and no corresponding illustrative information has been prepared.

Luxury | Mytheresa

Because Luxury | Mytheresa was included in LuxExperience Group for both full fiscal years, its reported and illustrative results for the fiscal year ended June 30, 2025 are the same. The following table presents selected operating and financial metrics for fiscal year 2026 on a reported basis compared with fiscal year 2025.

	Twelve months ended June 30,
			Change
(in € millions) (unaudited)	2025	2026	in % / BPs
Net sales	916.1	994.3	8.5%
Gross profit	430.9	482.4	12.0%
Gross profit margin(3)	47.0%	48.5%	150 BPs
Segment EBITDA(4)	44.6	62.3	39.8%
Segment EBITDA margin(3)	4.9%	6.3%	140 BPs
Gross Merchandise Value (GMV)(1)	988.5	1,085.3	9.8%
Active customers (LTM in thousands)(2)	823	774	(6.0)%
Total orders shipped (LTM in thousands)(2)	2,017	2,013	(0.2)%
Average order value (LTM, in €)(2)	773	875	13.1%

Luxury | NAP & MRP

The following table presents selected operating and financial metrics for Luxury | NAP & MRP for fiscal year 2026 on a reported basis compared with fiscal year 2025 on an illustrative basis. The fiscal year 2025 illustrative information includes the segment’s pre-acquisition results from July 1, 2024 to April 22, 2025

	Twelve months ended June 30,
			Change
(in € millions) (unaudited)	2025 Illustrative	2026	in % / BPs
Net sales	1,042.7	994.8	(4.6)%
Gross profit	478.1	472.9	(1.1)%
Gross profit margin(3)	45.9%	47.5%	170 BPs
Segment EBITDA(4)	2.1	(6.0)	(384.5)%
Segment EBITDA margin(3)	0.2%	(0.6)%	(80) BPs
Gross Merchandise Value (GMV)(1)	1,098.6	1,043.7	(5.0)%
Active customers (LTM in thousands)(2)	932	828	(11.1)%
Total orders shipped (LTM in thousands)(2)	2,504	2,212	(11.7)%
Average order value (LTM, in €)(2)	811	885	9.1%

Off-Price | YOOX

The following table presents selected operating and financial metrics for Off-Price | YOOX for fiscal year 2026 on a reported basis compared with fiscal year 2025 on an illustrative basis. The fiscal year 2025 illustrative information includes the segment’s pre-acquisition results from July 1, 2024 to April 22, 2025.

	Twelve months ended June 30,
			Change
(in € millions) (unaudited)	2025 Illustrative	2026	in % / BPs
Net sales	529.7	485.1	(8.4)%
Gross profit	197.7	186.7	(5.6)%
Gross profit margin(3)	37.3%	38.5%	120 BPs
Segment EBITDA(4)	(72.1)	(45.5)	36.9%
Segment EBITDA margin(3)	(13.6)%	(9.4)%	420 BPs
Gross Merchandise Value (GMV)(1)	545.0	485.1	(11.0)%
Active customers (LTM in thousands)(2)	1,185	1,060	(10.6)%
Total orders shipped (LTM in thousands)(2)	3,128	2,913	(6.9)%
Average order value (LTM, in €)(2)	252	243	(3.5)%
(1)	Definition of GMV, Active customer and Total orders shipped can be found within our Definitions of Operative metrics and Non-IFRS measures.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)

Segment EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, Definitions of Operative metrics and Non-IFRS measures.

LuxExperience Group

The following table presents selected operating and financial metrics for LuxExperience Group for fiscal year 2026 on a reported basis compared with fiscal year 2025 on an illustrative basis. The fiscal year 2025 illustrative information reflects the acquired businesses as if they had been included in LuxExperience Group for the full fiscal year, subject to the limitations described above.

To facilitate an evaluation of the operating performance of the enlarged LuxExperience Group, we present certain unaudited illustrative financial and operating information for the fiscal year ended June 30, 2025. The illustrative information combines LuxExperience Group’s reported results with the pre-acquisition results of YNAP for the period from July 1, 2024 to April 22, 2025. Information for the fiscal year ended June 30, 2026 is presented on a reported basis and comparative information for the fiscal year ended June 30, 2025 is presented on an illustrative basis.

	Twelve months ended June 30, 2025
		Luxury	Off-Price	Total
	Luxury	NAP & MRP	YOOX	Segments	Other(1)
(in € millions) (unaudited)	Mytheresa	(illustrative)	(illustrative)	(illustrative)	(illustrative)	Reconciliation(6)	Aggregated
Net sales	916.1	1,042.7	529.7	2,488.4	156.5	(2.2)	2,642.8
Cost of sales, exclusive of depreciation and amortization	(485.3)	(564.6)	(332.0)	(1,381.8)	(145.0)	2.2	(1,524.6)
Gross profit	430.9	478.1	197.7	1,106.7	11.6	—	1,118.2
Shipping and payment cost	(133.9)	(129.3)	(84.7)	(348.0)	(12.8)	—	(360.8)
Marketing expenses	(115.3)	(86.0)	(35.2)	(236.5)	(4.2)	—	(240.8)
Selling, general and administrative expenses	(134.0)	(251.1)	(143.0)	(528.1)	(28.5)	—	(556.6)
Other income (expense), net	(3.0)	(9.6)	(6.8)	(19.5)	8.7	—	(10.8)
Segment EBITDA	44.6	2.1	(72.1)	(25.4)	(25.3)	—	(50.7)

	Twelve months ended June 30, 2026
	Luxury	Luxury	Off-Price	Total
(in € millions) (unaudited)	Mytheresa	NAP & MRP	YOOX	Segments	Other(1)(2)	Reconciliation(3)(4)(5)(6)	Consolidated
Net sales	994.3	994.8	485.1	2,474.2	33.6	(5.0)	2,502.7
Cost of sales, exclusive of depreciation and amortization	(511.8)	(521.9)	(298.4)	(1,332.2)	(15.2)	5.0	(1,342.3)
Gross profit	482.4	472.9	186.7	1,142.0	18.4	—	1,160.4
Shipping and payment cost	(168.9)	(145.1)	(75.2)	(389.2)	(8.2)	(3.9)	(401.3)
Marketing expenses	(116.0)	(92.2)	(29.9)	(238.2)	(0.5)	(0.1)	(238.7)
Selling, general and administrative expenses	(133.6)	(240.7)	(126.1)	(500.4)	(7.2)	(97.3)	(604.9)
Other income (expense), net	(1.5)	(0.8)	(1.0)	(3.4)	0.1	(12.3)	(15.6)
Segment EBITDA	62.3	(6.0)	(45.5)	10.8	2.5	(113.5)	(100.2)
(1)

Represents Online Flagship Stores (“OFS”) and Feng Mao (“FM”) businesses being wound down, and for which the financial information is not regularly reviewed by the Chief Operating Decision Maker (CODM), and therefore are not considered operating segments.

(2)

Represents revenues recognized and expenses incurred during the period from May 1, 2026 through June 30, 2026 in connection with the Transition Services Agreement entered into in connection with the completed sale of THE OUTNET. Refer to Note 32 - Discontinued Operations for further details.

(3)	During the year ended June 30, 2026 there were €81,734 thousand related to Other transaction-related, certain legal and other expenses.
(4)

Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the year ended June 30, 2026, share-based compensation expense amounted to €19,690 thousand and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(5)

Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €12,081 thousand for the year ended June 30, 2026.

(6)

During the fiscal years ended June 30, 2025 and June 30, 2026, net sales include inter-segmental sales of €2,167 thousand and €5,030 thousand respectively with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents, and our revolving credit facilities, which have combined commitments of €225.0 million. LuxExperience Group maintains a €125.0 million syndicated revolving credit facility with UniCredit, Citibank, J.P. Morgan and Commerzbank (the “Syndicated RCF”), which matures in September 2028. As of June 30, 2026, LuxExperience Group had no borrowings outstanding under the Syndicated RCF, while €27.8 million of the facility was utilized for guarantees.

In addition, the Net-A-Porter Group Limited maintains a separate €100.0 million revolving credit facility with Richemont International Holding S.A. (the “YNAP RCF”), which matures in 2031. As of June 30, 2026, LuxExperience Group had no borrowings outstanding under the YNAP RCF.

As of June 30, 2026, our cash and cash equivalents were €317.7 million, and approximately 62.7% of our cash and cash equivalents were held in United Kingdom, of which approximately 58.9%, and 28.2% were denominated in euros and U.S. dollars, respectively. Approximately 5.2% of our cash and cash equivalents were held in the United States, mainly denominated in US Dollars. In addition to our cash, the Company held €125.0 million in investments, which were classified as non-current financial assets in our consolidated balance sheet and were fully denominated in Euro.

Of the €125.0 million of investments, which we refer to as “cash investments” in our other corporate communications, €50.0 million relates to a Guaranteed Senior Secured Fixed Rate Note with a two-year fixed maturity, and €75.0 million relates to an Equity Secured Note, which is redeemable at the investor’s option subject to a 95-day notice period. The €50.0 million Guaranteed Senior Secured Fixed Rate Note with a two-year fixed maturity has been pledged as collateral for a €40 million guarantee facility that has been granted by UniCredit.

The interest rate on the Syndicated RCF is based on the 3-month Euribor plus an applicable margin for any utilized portion of the facility when used as short-term borrowings. Additionally, we may draw money market loans under the Syndicated RCF agreement with typical maturities ranging from one to six months, also bearing interest at the 3-month Euribor plus the applicable margin. Both the Syndicated RCF and YNAP RCF include financial covenants relating to working capital (as a borrowing base) and a maximum Group net debt leverage ratio. During the year ended June 30, 2026, we were in full compliance with all covenants under both the Syndicated RCF and YNAP RCF.

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

Consolidated Cash Flow Fiscal 2024, 2025 and 2026

The following table shows a summary of consolidated cash flow information for the years ended June 30, 2024, 2025 and 2026:

	Fiscal year ended June 30,
(in € thousands)	2024	2025	2026
Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	10,015	(30,533)	(108,402)
Net cash (outflow) inflow from investing activities	(11,809)	617,496	(129,234)
Net cash (outflow) inflow from financing activities	(13,277)	89	(56,086)

Cash and cash equivalents as of July 1, 2025 were 603.6 million. During the fiscal year ended June 30, 2026, there were €293.7 million net cash outflows from LuxExperience Group, including €125.0 million of excess cash deployed into investments classified as non-current assets, which we refer to as “cash investments” in our other corporate communications.

Net cash flow from operating activities

The cash flow from operating activities changed from €30.5 million cash outflow for the year ended June 30, 2025 to a €108.4 million cash outflow for the year ended June 30, 2026. This is mainly driven by a net loss of €167.7 million.

Net cash flow from investing activities

The cash flow from investing activities has changed from €617.5 million cash inflow for the year ended June 30, 2025 to a €129.2 million cash outflow for the year ended June 30, 2026. The outflow for the year ended June 30, 2026 was mainly driven by €125.0 million of cash invested in fixed income securities, partially offset by proceeds of €10.7 million from the disposal of THE OUTNET.

Net cash flow from financing activities

The cash flow from financing activities changed from a €0.1 million cash inflow for the year ended June 30, 2025 to a €56.1 million cash outflow for the year ended June 30, 2026. This difference is largely attributable to higher lease payments for properties acquired in the YNAP acquisition.

C. Research and Development, Patents and Licenses

LuxExperience Group does not perform any research and development activities. There are also currently no intentions to do so.

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2026 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Please refer to Note 5 to our consolidated financial statements (“Critical accounting judgments and key estimates and assumptions”) for further details.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth names and functions of the current members of our Management Board, their ages and their terms as of the date of this Annual Report.

Name	Nationality	Gender	Age	Term Ends	Position
Michael Kliger	German	Male	59	2028	Chief Executive Officer
Dr. Martin Beer	German	Male	58	2028	Chief Financial Officer

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

Changes to our Management Board in fiscal year 2026

There have not been changes to our Management Board during the fiscal year 2026.

Supervisory Board Composition

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms as of (which expire on the date of the relevant year’s general meeting of shareholders) and their principal occupations outside of our Company:

Name	Gender	Age	Term Expires	Principal Occupation
Nora Aufreiter*	female	66	2028	Director, The Bank of Nova Scotia and The Kroger Company
Burkhart Grund	male	61	2029	Chief Financial Officer of Compagnie Financière Richemont SA
David B. Kaplan	male	58	2028

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

Marjorie Lao*	female	52	2028	Director, Logitech SA, Monde Nissin UK Ltd and Sitecore Holding II A/S and Independent Commissioner GoTo Gojek Tokopedia Group (Indonesia)
Cesare Ruggiero	male	50	2028	Managing Director, Laran Capital
Susan Saideman*	female	64	2028	Director, Church & Dwight Co., Inc. and serves on the advisory board of Endeavor.org
Ernst Teunissen*	male	60	2029	Member of the supervisory board of Just Eat Takeaway.com B.V., member of the board of Criteo SA, member of the board of Printful LLC
Michaela Tod*	female	56	2028	Director, a member of the Supervisory board of Robert Walters PLC, member of the board of Illy S.p.A.
Sascha Zahnd*	male	51	2028	Director, member of the Board of Logitech

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

Burkhart Grund. Mr. Grund was appointed as member of our Supervisory Board effective 23 April 2025. He was nominated by Richemont Italia pursuant to the Relationship Agreement (defined below) whereby Richemont Italia has the right (but not the obligation) to nominate one individual to serve as a member of the Supervisory Board for appointment by the general meeting of shareholders of LuxExperience B.V. Mr. Grund currently serves on the Compensation Committee and the Nominations, Governance and Sustainability Committee. Mr. Burkhart is Richemont’s Chief Financial Officer, was appointed to the Board of Compagnie Financière Richemont SA (“Richemont”) in 2017 and is a member of the Senior Executive Committee of Richemont. Prior to joining the Richemont Group, he held various positions in the Finance department at Wella AG. He moved to Richemont in 2000 to be Chief Financial Officer of Montblanc France, a position which he held until 2006 when he joined Van Cleef & Arpels as Vice President and Chief Financial Officer. In 2016, Mr. Grund was appointed Group Deputy Finance Director and became a member of the Senior Executive Committee. In August 2017, Mr. Grund was appointed the Richemont Group’s Chief Financial Officer. Mr. Grund is a graduate in Business Administration of Georgia Southern University, US and completed his graduate studies in International Finance at Münster University, Germany in 1993.

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

Marjorie Lao. Ms. Lao was appointed to our Supervisory Board in November 2020 and currently serves as Vice-Chairperson of the Board and Chairperson of the Audit Committee. Ms. Lao is the former Executive Vice President and Chief Financial Officer of the LEGO Group, a position she held from February 2017 to March 2020, after serving as Senior Vice President - Finance and Senior Vice President - Corporate Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President – Projects at Seadrill Limited during 2013. She served as the Senior Vice President - Finance and Chief Financial Officer at Tandberg ASA from 2006 to 2010, and as Vice President – Business Development and M&A in 2006. When Tandberg was acquired by Cisco Systems, Inc., Ms. Lao joined Cisco as Senior Director – Finance and Senior Director – Strategy and Business Analytics from 2010 to 2012. Previously, she held Finance and Strategy managerial positions at McKinsey & Company and Procter & Gamble Company in Asia. Ms. Lao currently serves on the Board of Directors of Logitech SA, Monde Nissin UK Ltd, and Sitecore Holding II A/S, and on the Board of Commissioners of GoTo Gojek Tokopedia (Indonesia). She is also a member of the Harvard Business School European and Global Advisory Boards. Born in the Philippines, Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines, and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

Cesare J. Ruggiero.   Mr. Ruggiero has served as a member of our Supervisory Board since September 2020 and currently serves on the Compensation Committee and the Nominations, Governance and Sustainability Committee. Mr. Ruggiero is a Founder and Managing Director at Laran Capital, where he partners with private equity sponsors and portfolio companies to drive value creation and operational improvement. Prior to founding Laran Capital, Mr. Ruggiero was Group Head of Portfolio Value Creation at CPP Investments, where he worked with portfolio companies across private equity, infrastructure, sustainable energy and real estate to drive value creation. He also served on several of CPP’s investment committees, including the Private Equity Investment Committee and the Real Assets Investment Committee. Prior to joining CPP Investments in 2014, Mr. Ruggiero was with The Boston Consulting Group (BCG), where he advised companies on business strategy and operational improvement. Earlier in his career, Mr. Ruggiero was Head of the U.S. M&A Practice and Co-Head of the Global M&A Practice at Capgemini (formerly Cap Gemini Ernst & Young). Mr. Ruggiero previously served on the board of Informatica (NYSE: INFA) until its acquisition in 2025 and has also served on the boards of Ports America and Neiman Marcus. Mr. Ruggiero holds an Honours Bachelor of Arts with High Distinction in International Relations from the University of Toronto.

Susan Saideman.   Ms. Saideman was appointed to our Supervisory Board in November 2020 and currently serves on the Audit Committee and is Chairperson of the Nominations, Governance and Sustainability Committee. Ms. Saideman is the Chief Executive Officer and founder of Portage Bay Limited which provides consulting and advisory services. Previously, Ms. Saideman served as the General Manager for Amazon, Inc. (e-commerce) in Seattle from November 2013 to November 2016 and January 2019 to August 2019, and in London as head of Amazon Fashion from November 2016 to December 2018. Prior to joining Amazon, Ms. Saideman held a series of General Management roles at Mars, Mikasa, Newell Rubbermaid and Campbell Soup. In these roles, she worked across channels that included retail stores, wholesale and e-commerce as well as geographies that included the United States, Canada, Europe, China, India, Japan and the Middle East. Ms. Saideman started her career in finance at Chase Manhattan and as a strategy consultant at Bain & Company before joining PepsiCo where she was promoted through increasingly responsible positions at Pepsi-Cola North America and KFC. Currently, Ms. Saideman is a board member of Church & Dwight since June 2019 where she is also on the Audit and Governance, Nominating & Corporate Responsibility Committees. She also volunteers with Endeavor.org as a mentor and panelist. Previously, she was on the board of PrePac Manufacturing and DevaCurl. She also previously served on the boards of FIRST Washington and Harvey Mudd College. Ms. Saideman holds an MBA from Harvard business School and a BA from Dartmouth College.

Ernst Teunissen. Mr. Teunissen was appointed to our Supervisory Board in December 2025 and currently serves as a member of the Audit Committee. From 2015 to 2022, he served as Chief Financial Officer of TripAdvisor and Chief Executive of its business units Viator, The Fork and Cruise Critic, where he was responsible for multiple acquisitions, investments and joint ventures. He previously served as Executive Vice President and Chief Financial Officer of Cimpress N.V., formerly known as Vistaprint N.V. Prior to joining Cimpress, Mr. Teunissen was a founder and director of two corporate finance and management consulting firms. Before that, he was an investment banker in Morgan Stanley’s Media and Communications Group and in Deutsche Bank’s Global Telecommunications Group. He currently serves on the Board of Directors of Criteo S.A., where he is chair of the audit committee and member of the compensation committee, he also serves on the board of directors and audit committee of Printful and he is a member of the supervisory board of Just Eat Takeaway.com B.V. He holds a BBA from Nijenrode University, The Netherlands School of Business, and an MBA from the University of Oregon.

Michaela Tod.   Ms. Tod was appointed to our Supervisory Board in January 2021 and currently chairs the Compensation Committee. She previously served as the co-Chief Executive Officer of ProSiebenSat1 TVD GmbH, a German broadcaster. Prior to this she spent 14 years at Dyson where she latterly served as the President Greater China of Dyson Technology Ltd. from July 2015 to February 2019. Previously she led Dyson’s commercial growth in Japan and Dyson’s global product department. Prior to joining Dyson Ms. Tod worked in senior client facing roles in a series of global advertising agencies. Ms. Tod is currently also a member of the Supervisory Board of Robert Walters plc, a global recruitment company listed in London. She chairs the Remuneration Committee and serves on the Audit and Risk Committee and Nominations Committee. She is also a member of the board of Illy S.p.A. a family and PE owned premium coffee producer and serves on the Risk and Control committee. Mrs. Tod holds an MA in Business and Economics from Wirtschaftsuniversitaet Wien.

Sascha Zahnd.   Mr. Zahnd was appointed to our Supervisory Board in December 2020 and serves on our Audit Committee. Mr. Zahnd is the former Vice President Global Supply Chain from 2016 to 2019 and Vice President EMEA at Tesla Inc. from 2019 until end of 2020, an automotive and clean energy company. Prior to joining Tesla, Mr. Zahnd was the Vice President, Supply & Procurement at ETA S.A./The Swatch Group, a company designing and manufacturing watches, from 2010 to 2016. From 2001 to 2010, Mr. Zahnd held a series of management positions at IKEA, a multinational conglomerate in the home furnishing space. Mr. Zahnd is the former non-executive chairman and a member of the audit committee of Valora Holding AG, a Swiss retail holding company. He also served as president and a member of the Executive and Steering Committees of the Board of digitalswitzerland, an association and foundation of leading companies, organizations, academia and politics with the goal of establishing Switzerland as a leading global digital innovation hub. Mr. Zahnd currently serves on the Board, the audit committee and the nominating & governance committee of Logitech, a Swiss public company listed on the SIX Swiss Exchange. Mr. Zahnd holds an Executive MBA degree from IMD Business School in Lausanne and a BA degree in Business Administration from University of Applied Sciences in Basel.

The Supervisory Board has established three committees: the Audit Committee, the Compensation Committee and the Nominations, Governance and Sustainability Committee. These committees assist the Supervisory Board in its decision-making and report their findings to the full Supervisory Board, which takes the final decision in all matters. Their tasks are laid down in the rules for procedure of the Supervisory Board, which is available on the Company’s website.

Agreements regarding the Supervisory Board and the Management Board

No arrangements or understandings exist with any major shareholder, customer, supplier or other person pursuant to which any member of our supervisory board or management board has been appointed or elected.

Changes to our Supervisory Board in fiscal year 2026

In view of the increased size and scope of the Company, the size of the Supervisory Board was increased and Mr. Ernst Teunissen was appointed as member of the Supervisory Board of the Company. The Supervisory Board now consists of nine members. At all times, the composition of the Supervisory Board was such that the members were able to act critically and independently of one another as provided for under best practice provisions 2.1.7 to 2.1.9 of the Dutch Corporate Governance Code.

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

In fiscal year 2026, the Supervisory Board held six meetings. The meetings had an average attendance of 90%. At the meetings items like financial and operational performance, including key growth initiatives and performance metrics, governance and compliance and risks associated with operations, IR updates and reports from the committees were discussed. The Supervisory Board discussed strategy in the context of the evolving external environment, such as developments in artificial intelligence and received updates on key technology initiatives, including the application and governance of artificial intelligence. Briefings on key operational risks also reflected on risks related to data protection and cyber security. The Supervisory Board discussed the Company strategy in February 2026 during an all-day meeting following which it approved the Strategy Plan. The Supervisory Board was briefed on the organization addressing - amongst others – items such as talent development and succession. It received regular updates and discussed the transformation of the Company following the completion of the transaction regarding the acquisition of all shares in YOOX Net-a-Porter Group S.pA by the Company that completed in fiscal year 2025. During fiscal 2026, two sustainability updates were presented to the Supervisory Board: in September 2025 on the achievements of fiscal year 2025 and our fiscal 2025 Positive Change Report, and in February 2026 on the sustainability progress of the first months of the fiscal year. During the month of May 2026, the annual budget for the fiscal year 2027 was discussed and approved.

Following the recommendation of its Compensation Committee, the Supervisory Board submitted a proposal to the Company’s Annual General Meeting (AGM) to amend and restate the remuneration policy of the Company, which proposal was adopted on 17 December 2025. In May 2026, the Supervisory Board approved the grant of awards pursuant to the short-term incentive plan (“STI”) for fiscal year 2027 and the long-term incentive plan (“LTI”) for fiscal years 2027 - 2029.

After each meeting, the Supervisory Board met without management present.

The Audit Committee held five meetings, each with an attendance rate of 100%. At the meetings regular items such as the interim review of the financial results, accounting, tax, risk management, legal and compliance, data protection and privacy, internal controls (SOX), treasury, insurance and internal audit were discussed. In addition, there were in depth discussions about the design and operation of the internal control framework and risk management of LuxExperience B.V., the group policy on risk management, internal audit, cyber security, artificial intelligence-related risks and data protection. The Audit Committee approved services to be provided by the Company’s external auditor, KPMG. The external auditor was present at each meeting. The Audit Committee met four times with the external auditor without management present. In preparation for the reappointment of KPMG Accountants N.V. as the Company’s statutory auditor, the Audit Committee conducted a thorough evaluation of the functioning of the external auditor. The observations of the Management Board as regards the functioning of the auditor were given due consideration as well. The Supervisory Board – following the recommendation of the Audit Committee – proposed to the AGM to instruct KPMG to audit the Company’s Dutch statutory financial statements for the financial years up to and including the financial year ending on 30 June 2028. On 17 December 2025, the AGM resolved to reappoint KPMG accordingly.

During the first quarter of our financial year 2027, the Audit Committee discussed the Dutch statutory accounts for financial year 2026 in the presence of KPMG, and the quarterly financial statements and the earnings announcements.

The head of internal audit has direct access to the Audit Committee and reports periodically to the Audit Committee regarding the activities of the Internal Audit Department. The Audit Committee met with the head of internal audit without management present regularly. The Audit Committee approved the audit plan for fiscal year 2027 in May 2026.

The Compensation Committee met four times in the fiscal year 2026 with an average attendance rate of 90%. The Committee oversaw the review and approval of individual transformation incentive targets for Managing Directors and members of the Executive Committee, and submitted recommendations to the Supervisory Board where appropriate. The Committee also received semi-annual updates on the progress of the transformation program and the related incentive outcomes. In addition, the Committee reviewed the design, effectiveness and performance outcomes of the Company’s short-term and long-term incentive arrangements and made recommendations to the Supervisory Board accordingly. This included assessing the achievement of performance objectives and reviewing incentive outcomes. In May 2025, the Compensation Committee undertook a comprehensive review of Supervisory Board remuneration through an external benchmarking exercise. Reflecting the conclusions of this review, the Committee proposed amendments to the Remuneration Policy, which were subsequently submitted to the Annual General Meeting for adoption.

The Nominations, Governance and Sustainability Committee met four times during the fiscal year 2026. The average attendance rate was 85%. At its meetings the Nominations, Governance and Sustainability Committee discussed the implementation of the inclusion initiatives and policies, it reviewed the composition of the Boards, the succession matrix for the Management Board and it reviewed the skills matrix of the Supervisory Board. The Committee furthermore discussed the Company’s ESG strategy and reviewed the sustainability report.

The Supervisory Board considers the evaluation of the Boards, its committees and its members to be an important aspect of corporate governance. The Supervisory Board undertakes an annual evaluation of its own effectiveness and performance, of its Committees and individual members and of the Management Board and its individual members. At the start of 2026, the evaluation process was conducted with the support of an external consultant. Using interviews with each of the Supervisory Board members in combination with questionnaires completed by all directors, the key areas which were explored included: board composition and functioning, access to and relationship with management, board expertise and dynamics, talent and succession planning, the Supervisory Board’s key areas of supervision in relation to strategy development, setting and monitoring the Company’s culture and values, financial performance, market developments and risk and governance. The review also covered the performance of the Committees and their effectiveness in achieving objectives and fulfilling their terms of reference. The results of the board evaluation were discussed in the Nominations, Governance and Sustainability Committee and subsequently presented to the Supervisory Board and the Management Board. The outcome of the evaluation confirmed that the Management Board, the Supervisory Board and the Committees continue to operate effectively, and that all of our directors continue to demonstrate commitment to their role.

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

B. Compensation

Management Board Members

The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended June 30, 2026 totaled €15,940 thousand (previous year: €15,870 thousand). See note 27 in the Notes in the Consolidated Financial Statements for further details.

Our management board held the following shares and/or options (both vested and unvested) as of June 30, 2026:

a)	Description of share-based compensation arrangements

In connection with the Company’s IPO in January 2021, the Company granted certain one-time equity awards under the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan, including Alignment Grants (stock options) and Restoration Grants (phantom shares), to selected members of senior management. These awards continue to be outstanding to the extent they have not been exercised, forfeited or expired. A description of the material terms of these awards is included in Note 28 in the Consolidated Financial Statements. During the fiscal year ended June 30, 2026, no members of the Management Board exercised options granted under the Alignment Grant (2025: 1,194,084 options were exercised at a weighted average exercise price of US$5.79 per ADS).

Additionally, the Compensation Committee of the Supervisory Board recommends and Supervisory Board approves annually the Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022, 2023, 2024 and 2025, the LTI was granted to selected key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023, 2024 and 2025, certain stock options were granted to selected key management members under the new 2023 Omnibus Incentive Compensation Plan adopted on the 8th of November 2023 (the “2023 Plan”). Furthermore, restricted shares have been granted to Supervisory Board Members as part of the annual LTI plan.

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

i)	Annual LTI Plan

Fiscal Year 2024:

On July 1, 2023, 1,968,750 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,063,125 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 905,625 RSUs, “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded vested in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs vested after 3 years on June 30, 2026 and the award vested at 100% of the granted amount. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 1,968,750 RSUs, which was approved in the AGM on November 8, 2023.

On July 1, 2023, 1,868,195 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each of the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair value. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained on November 8, 2023.

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

Fiscal Year 2025:

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

On October 1, 2024, an additional 102,704 RSUs were granted to selected key management members, with service commencement date October 1, 2024. The restricted shares Units vested in full on June 30, 2025.

Fiscal Year 2026:

On July 1, 2025, 523,575 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.89, the closing share price of the grant date. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2026, June 30, 2027 and June 30, 2028, subject to continued service on such vesting dates.

On July 1, 2025, 446,008 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.89.

On July 1, 2025, 901,849 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.89. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

In connection with a Rule 10b5-1 plan established in December 2021, during the fiscal year ended June 30, 2026, certain members of our Management Board exercised 600,275 (2025: 173,723) options to purchase the Company’s ADSs. These options, granted on July 1, 2023 as part of the LTI, were exercised on the open market at a weighted average exercise price per ADS of $4.00 (2025: weighted average exercise price per ADS of $4.00).

The following table summarizes the main features of time-vesting RSUs under the annual plan:

Managing Directors
Type of arrangement	Long-Term Incentive Plan
Type of Award	Time-vesting RSUs
Service commencement date	July 1, 2023	July 1, 2024	Oct. 1, 2024	July 1, 2025
Grant date	Nov. 8, 2023	July 1, 2024	Oct. 1, 2024	July 1, 2025
Number granted	1,063,125	758,878	102,740	523,575
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Vested in full on June 30, 2025	Graded vesting of 1/3 of the time vesting RSUs over the next three years.

The following table summarizes the main features of non-market performance RSUs under the annual plan:

Managing Directors
Type of arrangement	Long-Term Incentive Plan
Type of Award	Non-market performance RSUs
Service commencement date	July 1, 2023	July 1, 2024	July 1, 2025
Grant date	Nov. 8, 2023	July 1, 2024	July 1, 2025
Number granted	905,625	646,452	446,008
Vesting conditions	3-years services from service commencement date and achievement of a certain level of cumulative GMV growth and Adjusted EBITDA margin.	3-years services from service commencement date and achievement of a certain level of cumulative GMV growth and Adjusted EBITDA margin.	3-years services from service commencement date and achievement of a certain level of cumulative GMV growth and Adjusted EBITDA margin.

The following table summarizes the main features of the stock option awards under the annual plan:

Type of arrangement	Managing Directors Long-Term Incentive Plan
Type of Award	Stock options
Service commencement date	July 1, 2023	July 1, 2024	July 1, 2025
Grant date	Various dates	July 1, 2024	July 1, 2025
Number granted	2,304,049	2,031,045	901,849
Vesting conditions	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.

Supervisory Board Members

The amount of compensation, including benefits in kind, accrued or paid to our Supervisory Board Members with respect to the year ended June 30, 2026 was in total combined €1,056 thousand (previous year: €875 thousand).

ii)	Annual Supervisory Board Members Plan

Fiscal Year 2024:

On September 5, 2023, 11,478 RSUs were granted to one Supervisory Board Member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSUs vested on September 5, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.63, the closing share price of the grant date.

On November 8, 2023, 149,147 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSUs vested on November 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.52, the closing share price of the day before the grant date.

Fiscal Year 2025:

On November 12, 2024, 85,502 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The RSUs vested on November 12, 2025 and were net settled. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 6.14, the closing share price of the grant date.

Fiscal Year 2026:

On December 17, 2025, 94,006 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSUs will vest on December 17, 2026. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 8.51, the closing share price of the grant date.

The following tables summarize the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Share Units
Date of first grant	September 5, 2023	November 8, 2023	November 12, 2024	December 17, 2025
Number granted	11,478	149,147	85,502	94,006
Vesting conditions	The restricted share units vested in full on September 5, 2024	The restricted share units vested in full on November 8, 2024	The restricted share units vested on November 12, 2025 and were net settled	The restricted share units are scheduled to vest in full on December 17, 2026

Second Amended and Restated LuxExperience B.V. 2023 Omnibus Incentive Compensation Plan

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

Effective for the financial year 2025 onward, the LTI consist of a combination of performance-vesting equity awards, time-vesting equity awards and awards of share options in each case, which represents the right to receive or purchase ADSs following satisfaction of the applicable vesting criteria, for members of the Management Board and the senior management group.

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

Board Composition / Internal governance

LuxExperience Group has a two-tiered board structure consisting of the Management Board (bestuur) and the Supervisory Board (raad van commissarissen). Our Management Board and Supervisory Board are entirely separate corporate bodies, and, as a rule, no individual will simultaneously be a member of both boards.

Our Management Board is responsible for the day-to-day management of our business in accordance with applicable laws, our Articles of Association (statuten) and the Management Board’s internal rules of procedure (reglementen). Our Management Board represents us in our dealings with third parties. In fulfilling their duties, the members of the Management Board must act in the interest of LuxExperience Group and its related business. The Executive Committee supports the Management Board in the fulfilment of its managerial duties, without delegation of any authority to the Executive Committee. The Executive Committee comprises the members of the Management Board and certain key senior managers within LuxExperience Group. The rights and obligations of the Management Board under Dutch law, the Articles of Association and the Dutch Corporate Governance Code, remain in full force and effect with respect to the Management Board exclusively in such capacity.

The Supervisory Board supervises the Management Board, of the Company, the Company’s general course of affairs, and its affiliated business. The Supervisory Board is accountable for these matters to the general meeting (algemene vergadering). The Supervisory Board also provides advice to the Management Board. According to the Articles of Association, the Supervisory Board has a binding nomination right with respect to the appointment of members of the Management Board by the general meeting. Furthermore, prior approval of the Supervisory Board is required for certain significant matters that will be resolved upon by the Management Board. These are further set out in the rules of procedure for the Management Board (see below). In the fulfilment of their duty, the members of the Supervisory Board shall act in the interest of LuxExperience Group and its related business.

To ensure that our Supervisory Board can carry out these functions properly, our Management Board shall timely provide the Supervisory Board with the information necessary for the performance of the Supervisory Board’s duties. The Management Board is required to keep the Supervisory Board informed and to consult with the Supervisory Board on all important matters.

Supervisory Board

The Articles of Association and the rules of procedure for the Supervisory Board provide that the Supervisory Board must consist of a minimum of three members. The exact number of members of the Supervisory Board shall be determined by the Supervisory Board with due observance of the minimum set out in the Articles of Association. In accordance with Dutch law only natural persons may be appointed as members of the Supervisory Board. Our Supervisory Board currently consists of nine members.

So long as MYT Holding directly or indirectly owns 25% or more of the issued and outstanding share capital of LuxExperience B.V., members of the Supervisory Board will be appointed for a maximum period of four years, provided that, unless a member of the Supervisory Board resigns, dies or is removed earlier or upon his or her appointment a term shorter than four years has been determined, his or her appointment period shall expire at the closing of the annual general meeting that will be held in the fourth calendar year after the year of his or her appointment. From and after the date MYT Holding directly or indirectly owns less than 25% of the issued and outstanding share capital of LuxExperience B.V., LuxExperience B.V. will be required to file a declaration confirming such event with the Dutch Trade Register of the Chamber of Commerce and to publish a public announcement confirming such filing. Effective at the time of filing of such declaration, the terms of the members of the Supervisory Board then in office will automatically be reduced to expire at the closing of the next annual general meeting, and thereafter the term of all members of the Supervisory Board will expire each year at the closing of the annual general meeting.

Members of the Supervisory Board may be reappointed once more for another four-year period and then subsequently be reappointed again for a period of two years, which reappointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the Supervisory Board, as included in the Annual Report of LuxExperience B.V. With any appointment or reappointment, the profile as prepared by the Supervisory Board should be observed. The Supervisory Board will prepare a rotation schedule for the members of the Supervisory Board.

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

The Supervisory Board is authorized to make certain resolutions by the Management Board subject to its prior written consent. In addition to our Articles of Association, the Supervisory Board has determined that certain matters will require its prior written consent as set forth in the rules of procedure of the Management Board subject to such thresholds as the Supervisory Board may set by resolution from time to time (unless approved in the business plan or annual budget of the Company for the relevant year or if it is part of the ordinary course of business of LuxExperience B.V.), including, among other matters:

●	entering into new lines of business or discontinuing existing lines of business;
●	entering into certain large transactions;

●	all transactions in which there are conflicts of interest with managing directors and/or supervisory directors that are of material significance to the Company and/or the relevant managing directors and/or supervisory directors;
●	the purchase or sale of real estate;
●	offering or issuing of shares and other securities of LuxExperience B.V.;
●	the purchase, sale or incorporation of participations, permanent establishments or joint ventures;
●	the incurrence or guarantee of any indebtedness;
●	the hiring, dismissal or modification of an employment agreement of any executive employee if the annual gross salary exceeds a certain amount;
●	the approval of our budget, including our investment budget, personnel budget as well as our related financing plan;
●	any related party transaction;
●	acquiring shares in share capital of the company in return for valuable consideration;
●	the commissioning of external management, corporate, strategy or other consultants for which the consideration payable to the consultant exceeds such threshold as the Supervisory Board may set by resolution from time to time;
●	concluding or amending certain land leases or rental agreements;
●	concluding, terminating or amending agreements concerning financial derivative transactions;
●	the conclusion or amendment of transactions between LuxExperience B.V. and any managing director, as well as persons or companies associated with a managing director;
●	the conclusion, amendment or termination of agreements concerning financial derivative transactions;
●	acquiring treasury shares in return for valuable consideration.
●	creating, terminating or amending employee incentive compensation programs and equity-based compensation plans; and
●	until completion of the wind down plan in respect of the OFS Activities (as defined below), any material amendments to the wind down plan in respect of the OFS activities, being (i) the provision by YNAP, or any of its subsidiaries, of B2B services to certain luxury brands to set-up and power their own e-commerce destinations, including online and mobile store development, including, in each case, all related and supporting activities thereto (the “OFS Services”), and (ii) the third party agreements, in each case with any amendments or related agreements thereto, entered into for the purpose of transition and decommissioning of OFS Services (the “OFS Agreements”, and together with the OFS Services, the “OFS Activities”).

The Supervisory Board may designate further types of actions requiring its approval. The Supervisory Board may decide by resolution from time to time that certain actions referred to above will only require its approval if the monetary amount involved exceeds a certain value that has been determined by the Supervisory Board and reported to the Management Board in writing.

Supervisory Board Committees

The Supervisory Board has established three committees: the Audit Committee, the Compensation Committee and the Nominations, Governance and Sustainability Committee. These committees assist the Supervisory Board in its decision-making and report their findings to the full Supervisory Board, which takes the final decision in all matters. Their tasks are laid down in the rules for procedure of the Supervisory Board, which is available on LuxExperience Group’s website.

Name of Committee	Current Members
Audit Committee	Marjorie Lao (Chairperson)
Nora Aufreiter
Susan Saideman
Ernst Teunissen
Sascha Zahnd
Compensation Committee	Michaela Tod (Chairperson)
Burkhart Grund
David B. Kaplan
Cesare J. Ruggiero
Nora Aufreiter
Nominations, Governance and Sustainability Committee	Susan Saideman (Chairperson)
Burkhart Grund
David B. Kaplan
Cesare J. Ruggiero
Nora Aufreiter

Audit Committee

The Audit Committee is comprised of five persons, one of whom is the chair. The Audit Committee undertakes preparatory work for the Supervisory Board’s decision making regarding the supervision of the integrity and quality of financial reporting and the effectiveness of the internal risk management and control systems of LuxExperience Group. As set forth in the Audit Committee charter included in the rules of procedure of the Supervisory Board, the Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:

●	monitoring effectiveness of the internal risk management and control systems of LuxExperience Group;
●	monitoring the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the audit of the financial statements, in particular regarding the selection and independence of the auditor and the additional services to be provided by the auditor;
●	monitoring of the Management Board with regard to: (i) the application of information and communication technology by LuxExperience Group, including risks relating to cyber security and data privacy; and (ii) the tax policy of the Company.
●	recommendations and proposals to ensure the integrity and quality of the financial reporting process;
●	evaluating the qualification, independence and performance of the independent external auditor;
●	reviewing and discussing with the external auditor and the Management Board the annual audit plan, including critical accounting policies and practices to be used;
●	reviewing and discussing with the external auditor and the Management Board the adequacy and effectiveness of the internal accounting controls and critical accounting policies;
●	preparation of the review and discussion with the external auditor and the Management Board the results of the annual audit and the review of the quarterly unaudited financial statements;

●	reviewing and discussing with the external auditor and the Management Board any quarterly or annual earnings announcements;
●	reviewing and approving, as appropriate, any related party transactions and reviewing and monitoring, investigating and addressing potential conflict of interest or other ethical or compliance situations involving any members of the Management Board or any employee of LuxExperience Group or any of its subsidiaries on an ongoing basis for compliance with the Code of Conduct;
●	overseeing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters;
●	reviewing and evaluating the performance of the Audit Committee and its members; and
●	preparation of the Supervisory Board’s resolution on the consolidated and unconsolidated financial statements. The Audit Committee will meet as often as required for a proper functioning of the Audit Committee, but in any event at least four times a year and additionally whenever one or more members have requested a meeting. The Audit Committee will in any event meet before the publication of the annual results.

Compensation Committee

Our Compensation Committee is comprised of five persons, one of whom is the chair. As set forth in the charter of the Compensation Committee included in the rules of procedure of the Supervisory Board, the committee’s duties and responsibilities to carry out its purpose include, among others:

●	making recommendations regarding the remuneration policy (including clawback) for our Management Board, the Executive Committee and our Supervisory Board and monitoring its implementation;
●	considering all aspects of compensation and employment terms for our Management Board and (other members of) our Executive Committee, making recommendations to and preparing decisions of the Supervisory Board, discussing the terms of new service agreements for our managing directors and (other members of) our Executive Committee and amendments to existing agreements, including compensation guidelines, incentive programs, strategy and framework;
●	commissioning, when appropriate, an independent review of the compensation guidelines and the compensation packages paid to our managing directors and (other members of) our Executive Committee to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;
●	presenting an evaluation of our Management Board’s performance vis-à-vis the agreed individual performance targets and making a recommendation to our Supervisory Board regarding the individual employment terms and compensation of our Management Board;
●	assisting our Supervisory Board in the oversight of regulatory compliance with respect to compensation matters, including monitoring the system for compliance with the relevant provisions of the Dutch Corporate Governance Code and the listing rules of any relevant securities exchange upon which LuxExperience B.V.’s shares are listed concerning the disclosure of information about compensation for our Management Board and other senior executives;
●	reviewing and recommending any severance or similar termination payments proposed to be made to any current or former managing directors;
●	administering LuxExperience B.V.’s incentive compensation plans and equity compensation plans, including but not limited to the review of the dilution tracking process with an annual estimation of dilution prior to execution of any and all annual granting of Long Term Incentive compensation by LuxExperience B.V. and confirmatory reporting afterwards on the actual dilution impact of the award of equity based remuneration; and

●	making recommendations to the Supervisory Board with respect to the incentive compensation plans and equity based compensation plans of LuxExperience B.V. and discussing and determining amendments to existing plans or the establishment of new management and employee compensation plans.

Nominations, Governance and Sustainability Committee

Our Nominations, Governance and Sustainability Committee is comprised of five persons, one of whom is the chair. As set forth in the charter of the Nominations, Governance and Sustainability Committee included in the rules of procedure of the Supervisory Board, the committee’s duties and responsibilities to carry out its purpose include, among others:

●	keeping under review the size and composition (including the skills, experience, independence, knowledge and length of service) of the Management Board and the Supervisory Board and making recommendations to the Supervisory Board with regard to any changes that are deemed necessary;
●	keeping under review the talent development senior executives of LuxExperience Group in view of appropriate succession planning taking into account the balance in the requisite expertise and experience;
●	preparing and updating the Supervisory Board profile;
●	drafting the selection criteria and appointment procedures for the recruitment of new managing directors and supervisory directors taking into account the specific requirements as included in the Articles of Association of LuxExperience B.V.;
●	making proposals for appointment and reappointment of suitable Management Board candidates and Supervisory Board candidates to be presented to the general meeting;
●	recommending supervisory directors to serve on the Committees of the Supervisory Board, giving consideration to the criteria for service on each committee as set out in the Charter for such committees;
●	recommending supervisory directors to serve as the chairperson of the Committees of the Supervisory Board;
●	reviewing and discussing sustainability and Environmental, Social, and Governance (ESG) strategy of LuxExperience Group;
●	overseeing the corporate governance structure of the LuxExperience Group and developing, recommending to the Supervisory Board and monitoring compliance with the Dutch Corporate Governance Code and any other applicable corporate governance policies and regulations;
●	if delegated to it, overseeing the annual evaluation of the Supervisory Board and reporting on its performance and effectiveness;
●	establishing, monitoring and recommending the purpose, structure and duties of the Committees of the Supervisory Board, the qualifications and criteria for membership on each Committee of the Supervisory Board and, as circumstances dictate, making any recommendations regarding periodic rotation of supervisory directors among the committees; and
●	reviewing and evaluating the performance of the Nominations, Governance and Sustainability Committee and its members.

D. Employees

As of June 30, 2026, we had a total of 3,738 FTEs, who are primarily employed in Germany, Italy and the United Kingdom. The number of FTEs has changed from 4,262 as of June 30, 2025 and 1,817 as of June 30, 2024. We employ temporary personnel to supplement our workforce as business needs arise. Our team has a broad and diverse expertise, backgrounds and experience, with 61% of our leadership functions and also 61% of our overall workforce consisting of female employees, with more than 117 different nationalities represented as of June 30, 2026. We always work together with our employees and employee representatives in a spirit of trust and in a constructive manner.

The following table provides a breakdown of our FTEs by department:

	As of	As of	As of
	June 30, 2024	June 30, 2025	June 30, 2026
Department:
Creative, Customer Experience and Public Relations	220.1	255.3	451.6
Performance Marketing, CRM and Business Development	72.8	176.2	197.9
Buying, Merchandising & Planning	120.7	641.7	399.5
Finance, Human Resources & Management	147.6	376.3	331.4
IT & Shop Management	122.1	590.2	483.4
Customer Service, Fulfillment & Logistics	1,096.7	2,182.8	1,840.9
Retail Stores	36.6	39.5	33.0
Total	1,816.6	4,261.9	3,737.7

	As of	As of	As of
	June 30, 2024	June 30, 2025	June 30, 2026
Geography:
Germany	1,617.7	1,270.2	1,337.9
Italy	32.0	1,129.1	957.4
United Kingdom	34.8	1,048.3	842.0
Spain	95.0	112.7	121.2
United States of America	26.2	523.6	417.6
China	10.9	137.0	16.6
Other	—	41.0	45.0
Total	1,816.6	4,261.9	3,737.7

E. Share Ownership

See “Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see “Item 6: Directors, senior management and employees - B. Compensation”.

Item 7: Major shareholders and related party transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of June 30, 2026, by:

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

The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of June 30, 2026 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and Supervisory Board Members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.

The following table is presented as of June 30, 2026. See “Item 4: Information on the company - C. Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is Einsteinring 9, 85609 Aschheim/Munich, Germany.

Name of Beneficial Owner	Number	Percentage
MYT Holding LLC	66,430,393	47.55%
Richemont Italia Holding S.p.A	49,741,342	35.61%
Members of our Supervisory Board	343,451	*
David B. Kaplan	*	*
Marjorie Lao	*	*
Cesare Ruggiero	*	*
Susan Gail Saideman	*	*
Michaela Tod	*	*
Sascha Zahnd	*	*
Nora Aufreiter	*	*
Burkhart Grund	*	*
Ernst Teunissen	*	*
Members of our Management Board	5,476,401	3.77%
Michael Kliger	3,576,029	2.49%
Dr. Martin Beer	1,900,372	1.34%
All members of our Supervisory Board and Management Board as a group	5,819,852	4.00%

*Indicates beneficial ownership of less than 1% of the total outstanding ADSs.

Change in Control Arrangements

Not applicable.

Shareholders’ Arrangements

MYT Amended and Restated Registration Rights Agreement

On October 7, 2024, LuxExperience B.V. entered into an amended and restated registration rights agreement (the “A&R MYT Registration Rights Agreement”) with its principal shareholder, MYT Holding LLC (“MYT Holding”), pursuant to which LuxExperience B.V. is required to file, as promptly as reasonably practicable, but no later than 180 days after the written request of MYT Holding, a registration statement on the appropriate form providing for the registration for resale under the Securities Act of any common equity interests (including ADSs) MYT Holding holds in LuxExperience B.V., subject to certain conditions set forth therein.

The A&R MYT Registration Rights Agreement is attached as Exhibit 10.8 hereto and is incorporated herein by reference. The foregoing description of the A&R MYT Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Voting Agreement

On October 7, 2024, LuxExperience B.V. entered into a voting agreement with MYT Holding (the “Voting Agreement”), whereby MYT Holding has undertaken to vote its ordinary shares in person or by proxy at any general meeting of the shareholders of LuxExperience B.V. (i) in favor of the resolution to appoint the nominee of Richemont Italia to serve as a member of the Supervisory Board (the “Richemont Nominee”), (ii) against any resolution or proposal to adjourn a general meeting of the shareholders of LuxExperience B.V. at which the Proposed Resolution is placed on the agenda, and (iii) against any resolution or proposal to dismiss the Richemont Nominee, unless such dismissal would be in accordance with the Relationship Agreement.

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

For information on arrangements with Richemont Italia, please see “Item 10: Additional Information – C. Material Contracts.”

B. Related Party Transactions

Ordinary Course Transactions with Related Persons

As of June 30, 2026, LuxExperience Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €0.2 million. Further, LuxExperience Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €0.8 million. These balances resulted from various intercompany charges incurred before July 2020.

As of June 30, 2026, LuxExperience Group had receivables against Richemont Group totaling €1.5 million as well as unsecured liabilities to Richemont Group amounting to €19.0 million. These balances resulted mainly from purchase and sale transactions with Richemont Group brands in fiscal year 2026. During fiscal 2026, LuxExperience Group purchased inventory of €81.3 million from Richemont Group brands and generated income of €2.8 million, mainly from management and information technology services. Furthermore, during fiscal 2026 LuxExperience Group returned goods to Richemont brands amounting to €34.0 million as part of the wind down of the OFS business.

During the year ended June 30, 2026, the Group recorded an amount of €3.6 million as other income relating to a refund received from the Italian Competition Authority. In accordance with an existing arrangement with Richemont, 85% of this refund was passed on to Richemont, which was recorded as an offsetting amount within other income amounting to €3.1 million.

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

B. Significant Changes

There have been no significant changes since the approval date of the financial statements included elsewhere in this report. See note 33 of the audited financial statements or elsewhere in this report for details of events after the reporting period.

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

Share Purchase Agreement

On April 23, 2025, LuxExperience B.V. completed the YNAP Acquisition (the “Closing”) and, pursuant to a share purchase agreement dated as of October 7, 2024 (the “Share Purchase Agreement”), LuxExperience B.V. issued an aggregate 49,741,342 of its ordinary shares to Richemont Italia (the “Richemont Shares”), which represented 33.0% of the post-issuance fully diluted share capital of LuxExperience B.V. (as calculated pursuant to the Share Purchase Agreement). Immediately after the issuance of the Richemont Shares, there were 136,374,256 ordinary shares outstanding.

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

The Revolving Facility is intended to support YNAP’s operations after Closing, and amounts borrowed are available to fund YNAP’s working capital requirements and other general and corporate purposes related to YNAP’s business, as well as the capital requirements related to the assets, operations and/or businesses of YNAP and its subsidiaries to the extent such assets, operations and/or businesses have been migrated within LuxExperience Group and its subsidiaries.

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

Upon a change in control, sale of all or substantially all of the assets of YNAP (other than a Permitted Reorganization (as defined in the Revolving Facility Agreement)), or sale of all or substantially all of the assets of LuxExperience Group, Lender’s obligation to fund future amounts terminates, and upon notification to Borrower, Lender’s commitment to fund terminates and all outstanding amounts borrowed under the Revolving Facility will become due and payable.

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

Relationship Agreement

Pursuant to the Share Purchase Agreement, at Closing, LuxExperience B.V. entered into a relationship agreement (the “Relationship Agreement”) with Richemont Italia.

In accordance with the Relationship Agreement and LuxExperience B.V.’s Articles of Association, the members of the Supervisory Board of LuxExperience B.V. (“Supervisory Board”) shall consist of at least three members and shall be appointed, suspended, and dismissed in accordance with the Articles of Association, the Rules of Procedure of the Supervisory Board as set forth in the Relationship Agreement, and applicable law. The Relationship Agreement further provides that Richemont Italia has the right (but not the obligation) to nominate one individual to serve as a member of the Supervisory Board for appointment by the general meeting of shareholders of LuxExperience B.V., and one individual to attend and participate in meetings of the Supervisory Board or any committee thereof as a non-voting observer. Richemont Italia nominated Burkhart Grund to serve as member of the Supervisory Board, which the shareholders of LuxExperience B.V. approved on March 6, 2025 at LuxExperience B.V.’s extraordinary general meeting of shareholders and which became effective upon Closing.

The Relationship Agreement is attached as Exhibit 10.5 and incorporated herein by reference. The foregoing description of the Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Richemont Italia Registration Rights Agreement

Pursuant to the Share Purchase Agreement, at Closing, LuxExperience B.V. and Richemont Italia entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which LuxExperience B.V. is required to file, as promptly as practicable, but no later than 60 days after the written request of Richemont Italia, a registration statement on the appropriate form providing for the registration for resale under the Securities Act of any common equity interests (including ADSs) Richemont Italia holds in LuxExperience B.V., subject to certain conditions set forth therein.

The Registration Rights Agreement is attached as Exhibit 10.6 hereto and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Lock-Up Agreement

Pursuant to the Share Purchase Agreement, at Closing, Richemont Italia entered into a lock-up and leak-out agreement (the “Lock-Up Agreement”) whereby Richemont Italia agreed not to sell, transfer, pledge, or otherwise dispose of, any ordinary shares (including any ADSs issued in respect thereof) beneficially owned or held by it, which represents an aggregate 49,741,342 ordinary shares at Closing, for a period of one year following the Closing (the “Restriction Period”) without the prior written consent of LuxExperience B.V., subject to certain exceptions set forth therein.

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

Under a newly introduced German law (section 45b para. 9 of the German Income Tax Code (Einkommensteuergesetz)), German domestic listed companies in the future are obliged to collect information about the identity of their shareholders (in accordance with section 67d German Stock Corporation Act (Aktiengesetz)) at the time of a resolution about a profit distribution. This information must be electronically forwarded to the German Federal Central Tax Office (Bundeszentralamt für Steuern). The new rule shall be applicable for capital income that accrues to the respective creditor after December 31, 2026. If no profit distribution is made, or the profit appropriation resolution provides for the allocation of profits to retained earnings or to profit carryforward, no report must be submitted to the German Federal Central Tax Office. There is no specific guidance by the German tax authorities or case law that is available regarding the interpretation of this law in the case of ADRs issued by foreign corporations with place of effective management in Germany. Based on the wording of the law it could be questioned whether LuxExperience B.V. is a “domestic listed company” and whether the holders of ADSs are “shareholders”. As this law is still rather new and not yet effective it cannot be finally assessed whether the new law would apply with respect to the holders of the ADSs of LuxExperience B.V.

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

If dividends are distributed to corporations subject to limited tax liability in Germany, i.e. corporations with no statutory seat or place of management in Germany, and if the shares neither belong to the assets of a permanent establishment in Germany nor form part of business assets for which a permanent representative in Germany has been appointed, two-fifths of the tax withheld at the source can be, subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”), refunded even if the prerequisites for a refund under the Treaty are not fulfilled.

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

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of LuxExperience B.V.’s share capital irrespective of whether through the ADSs or shares of LuxExperience B.V. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph and therefore should not be taxed on capital gains from the disposition of the ADSs. However, please note that in case of the circumstances described in the preceding paragraph, the ADS holder has to file a tax return, even if Germany does not have the right to tax such capital gains pursuant to the Treaty.

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

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets by a German tax resident, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled (mit abgeltender Wirkung). The withholding tax is withheld and remitted to the German tax authorities by LuxExperience B.V. in case of dividends and by the Disbursing Agent in case of capital gains. If the withholding tax has not been levied, such as in the case of capital gains from ADSs kept in custody abroad, the individual holder must include relevant income derived from the ADSs in his or her tax return and will then also be taxed at a rate of 25% (plus solidarity surcharge and, church tax, if applicable, thereon). The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors, except for a saver’s allowance of €1,000 for an individual or €2,000 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly.

Exceptions from the flat tax on dividends apply upon application for ADS holders with underlying shares of at least 25% in the Company and for ADS holders with underlying shares of at least 1% in the Company and who exert significant entrepreneurial influence through working for the Company in a professional capacity.

Shareholders may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses remain not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the aforementioned saver’s allowance.

Losses resulting from the disposal, redemption, assignment/transfer or derecognition of ADSs can only be offset by capital gains from the sale of any ADSs and other shares. A case challenging the constitutionality of the limitations for offsetting losses generated by the disposal of shares is currently pending with the German Federal Constitutional Court (Bundesverfassungsgericht) and the court has announced a decision in this case for 2026. If, however, a holder directly or indirectly held at least 1% of the share capital of LuxExperience B.V. at any time during the five years preceding the sale, the flat tax regime does not apply and instead 60% of any capital gains resulting from the sale are taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes. In this case the saver’s allowance does not apply, but actual expenses economically related to the income are tax deductible.

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

Special rules apply to the taxation of income from the ADSs for credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

With regard to holders in the legal form of a corporation, dividends and capital gains are in general 95% tax exempt from corporate income tax (including solidarity surcharge), however with respect to dividends inter alia only, if the shareholder held at least 10% of the registered share capital of LuxExperience B.V. at the beginning of the calendar year. The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). A tax court recently confirmed that the taxation of the 5% non-deductible business expenses also applies if the dividends or capital gains are attributable to a foreign permanent establishment of a German resident corporation that qualifies for exemption from German taxation under an applicable double tax treaty. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of LuxExperience B.V. held through a partnership, including co-entrepreneurships, are attributable to the respective shareholders only on a pro rata basis at the ratio of their entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends or capital gains may be deducted.

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

Reduction of Corporate Income Tax

As of the assessment period 2028 the German corporate income tax rate of currently 15% will be reduced by one percentage point each year in the assessment periods from 2028 onwards to 10% in the assessment period 2032. According to the legislative materials further statutory regulations shall be adjusted in line with the reduction of the corporate income tax rate, inter alia the German withholding tax procedure. However, there is no specific information or draft law available in this respect.

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

Taxes on income and capital gains

Netherlands Resident Individuals

If a holder of ADSs is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2026), if:

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs, the ADSs are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). In 2026, such holder will in principle be taxed annually on the deemed income from their net investment assets for the year at an income tax rate of 36%. For 2026, the deemed income is calculated based on a return of 6%, on assets other than bank savings and cash. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ADSs are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ADSs held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 25.8% in 2026 (a corporate income tax rate of 19% applies with respect to taxable profits up to €200,000).

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

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if LuxExperience B.V. is 50% or more owned, by vote or value, by United States persons, then solely for foreign tax credit purposes, a portion of its dividends allocable to its United States source earnings and profits may be treated as derived from sources within the United States. This rule does not apply to United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States. LuxExperience B.V. may to be 50% or more owned, by vote or value, by United States persons for the current taxable year, and therefore a portion of any dividends LuxExperience B.V. pays may be treated as derived from sources within the United States for purposes of these rules subject to the exception. A U.S. holder may not be able to offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of any dividend that is from sources within the United States, unless the U.S. holder has income from sources outside the United States in the same foreign tax credit category from other sources. LuxExperience B.V. does not intend to provide to any U.S. holders any information that may be necessary to determine the portion of the dividends (if any) that would be treated as from sources within the United States for any particular year for purposes of these rules. The rules governing the treatment of foreign taxes and foreign tax credits for U.S. federal income tax purposes are complex, and U.S. holders should consult their own tax advisors about the impact of these rules in their particular situations.

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

Item 11. Quantitative and qualitative Disclosures about Market Risk

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We also hold treasury investments in funds and other investment vehicles that are exposed to changes in interest rates, which may affect the value of and returns generated by these investments. We do not expect that interest rates will have a material impact on our results of operations. Interest expense under our Revolving Credit Facilities is historically immaterial.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are denominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 71% of our purchases are denominated in Euros and approximately 65% of our employees are located in Germany or other Eurozone countries.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

A.    Disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective due to the material weaknesses in the Company’s internal control over financial reporting described below.

B.     Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

For LuxExperience Group, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting described in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, as of June 30, 2026, management has concluded that material weaknesses in the Company’s internal control over financial reporting exist.

The Company did not appropriately design or execute control and monitoring activities necessary to properly mitigate and respond to financial reporting risks within its business processes. Specifically, the material weaknesses relate to information technology general and application controls over systems supporting financial reporting, including the resulting impact on business process controls that rely on those systems; controls maintained by service organizations; controls over significant assumptions supporting estimates; controls over information supporting financial reporting; controls over manual journal entries; and controls over the preparation of financial statement presentation and disclosures.

Notwithstanding the material weaknesses identified as of June 30, 2026, we have concluded that the financial statements and other financial information included in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating controls and procedures and the inability to eliminate misconduct completely.

Accordingly, any system of internal control over financial reporting can provide only reasonable, not absolute, assurance regarding the reliability of financial reporting. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and enhance our internal control environment as necessary to support our business and remediation activities. However, there can be no assurance that such improvements will be sufficient to fully remediate the identified material weaknesses.

C.     Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of June 30, 2026 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-4. KPMG AG Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

D.    Changes in internal control over financial reporting

The Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) was reviewed, updated and enhanced during fiscal year 2026 as part of management’s remediation activities relating to the material weaknesses identified in the prior year and to support the expanded scope of management’s assessment following the integration of the former YNAP business.

During fiscal year 2026, management significantly enhanced the Company’s internal control over financial reporting through the redesign and implementation of key governance processes supporting financial reporting. Significant enhancements included the redesign of the disclosure framework, the implementation of annual scoping, risk assessment and materiality methodologies, quarterly business change governance and SOX impact assessments, service organization governance, enterprise-wide governance over information produced by the entity (IPE), enhancements to information technology general and application controls, strengthened governance over manual journal entries, and enhancements to controls relating to significant assumptions supporting estimates and the preparation of financial statement presentation and disclosures.

The inclusion of the former YNAP business significantly expanded the scope and complexity of management’s assessment of internal control over financial reporting and required the implementation and documentation of controls across the expanded organization. In addition, management performed root cause assessments for each identified material weakness and continues to execute remediation plans designed to address both the design and operating effectiveness of the related controls.

The material weakness identified in the prior year relating to the Company’s risk assessment processes was remediated during fiscal year 2026. The expansion of the scope of management’s assessment following the integration of the former YNAP business and the other changes to the Company’s internal control over financial reporting during fiscal year 2026 did not result in the remediation of the remaining material weaknesses as of June 30, 2026. Certain newly implemented or enhanced controls had not operated effectively for a sufficient period of time for management to conclude that the related deficiencies no longer existed. Management will continue to evaluate the operating effectiveness of these controls over a sufficient period of time before concluding that the respective material weaknesses have been remediated.

Item 16A. Audit Committee Financial Expert

Our Supervisory Board has determined that all members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and the NYSE Listed Company Manual and that Ms. Lao and Mr. Teunissen are both considered an “audit committee financial expert” as that term is defined by the SEC and a “financial expert” as that term is defined in the Dutch Code.

Item 16B. Code of Ethics

In October 2025, the Management Board adopted a new Code of Conduct that applies to all of our directors and employees, including our executive officers and is intended to meet the definition of “code of ethics” under Item 16B. of Form 20-F. A copy of the Code of Conduct is available on our website at investors.luxexperience.com. We intend to disclose on our website any amendments to or waivers of the Code of Conduct.

Item 16C. Principal Accountant Fees and Services

KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) has acted as our principal accountants for the years ended June 30, 2025 and 2026. The following table summarizes the fees for professional services rendered in those periods:

	Year ended June 30,
	2025	2026
	€ thousands	€ thousands
Audit Fees	4,352	4,301
Tax Fees	30	49
	4,382	4,350

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

The significant differences between the corporate governance practices that we follow and those set forth in the NYSE Listed Company Manual are described below:

●	Section 303A.01 of the NYSE Listed Company Manual requires listed companies to have a majority of independent directors as defined by the NYSE Listed Company Manual. Under the Dutch Code, in order to safeguard its independence, the Supervisory Board should be composed in accordance with the following criteria:
●	any one of the criteria referred to in best practice provision 2.1.8, sections i. to v., inclusive, of the Dutch Code should be applicable to at most one supervisory board member;

●	the total number of Supervisory Board Members to whom the criteria referred to in best practice provision 2.1.8 of the Dutch Code are applicable should account for less than half of the total number of Supervisory Board Members; and
●	for each shareholder, or group of affiliated shareholders, who directly or indirectly hold more than ten percent of the shares in the company, there is at most one supervisory board member who can be considered to be affiliated with or representing them as stipulated in best practice provision 2.1.8, sections vi. and vii of the Dutch Code.
●	Section 303A.09 of the NYSE Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. Under the laws of the Netherlands, companies should follow the Dutch Code. We have not adopted corporate governance guidelines or disclosed them on our investor relations website and instead have elected to follow the Dutch Code best practices except as described below.

Corporate Governance Compliance

The Company acknowledges the importance of good corporate governance and seeks to consistently enhance and improve corporate governance performance, emphasizing transparency and a sustainable culture of long-term value creation. LuxExperience B.V. has implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchange in New York. The Management Board and the Supervisory Board support the principles and provisions of corporate governance contained the Dutch Code,with due regard for the recommendations of the Monitoring Committee in its annual reports and subject to certain exceptions as explained below. The Dutch Code contains principles and best practice provisions that regulate relations between the Management Board, the Supervisory Board and the general meeting. Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their statutory annual reports, filed in the Netherlands whether or not they apply the provisions of the Dutch Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate from such provisions (for example, because of a conflicting NYSE requirement). The Company does not comply with all best practices of the Dutch Code in order to follow market governance practices pursuant to the NYSE and US securities laws for companies listed in the United States.

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

Best practice provision 1.2.3, 1.4.3 Monitoring of design and operation of effectiveness, and statement by the management board on risk management

As LuxExperience B.V. no longer qualifies as an emerging growth company as defined in Section 2(a)(19) of the Securities Act, the Company is now subject to the full disclosure and attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, the Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the effectiveness of internal control over financial reporting, which is included in this Annual Report on page F-2. That attestation report identifies material weaknesses in the Company’s design or execution of controls and monitoring activities necessary to properly mitigate and respond to financial reporting risks within its business processes; technology general and application controls, over systems supporting financial reporting, including the resulting impact on business process controls that rely on those systems controls maintained by service organizations (best practice provision 1.2.3); controls over significant assumptions supporting estimates; controls over information supporting financial reporting; controls over manual journal entries; and controls over the preparation of financial statement presentation and disclosures (best practice provisions 1.2.3 and 1.4.3). The Company continues to enhance its disclosure controls and procedures to ensure compliance with its expanded obligations as a fully reporting issuer and with best practice provisions 1.2.3, 1.4.3 of the Dutch Corporate Governance Code.

Best practice provision 2.1.7 and 2.1.8: Independence of Supervisory Board Members

Three out of the nine Supervisory Board Members at the end of the financial year, being Mr. Ruggiero (CPPIB), Mr. Kaplan (Ares) and Mr. Grund (Richemont) are not considered independent in accordance with the Dutch Corporate Governance Code as Mr. Ruggiero and Mr. Kaplan are representatives of CPPIB and Ares being respective shareholders of MYT Holding, and Mr. Grund is a representative of Richemont, being a shareholder of the Issuer. Messrs. Ruggiero, Kaplan and Grund are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

Best practice provision 2.3.11 Report of the Supervisory Board

For purposes of consistency with the Company’s US annual report, the Dutch statutory annual report does not include a separate report of the Supervisory Board. However, this Dutch statutory Directors and Supervisory Board report contains all information required to be included in the report of the Supervisory Board.

Best practice provision 2.3.4: Composition of the Committees

The Compensation Committee consists of five Supervisory Board Members, three of whom were not considered to be independent under the Dutch Code. Mr. Ruggiero, an affiliate of CPPIB (one of the shareholders of MYT Holding), is a member of the Compensation Committee. Mr. Kaplan, an affiliate of Ares (one of the shareholders of MYT Holding), is a member of the Compensation Committee. Mr. Grund, an affiliate of Richemont (one of the shareholders of LuxExperience B.V.), is a member of the Compensation Committee. Messrs. Ruggiero, Kaplan, and Grund are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having both directors on the Compensation Committee would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Compensation Committee.

The Audit Committee consists of five Supervisory Board Members who are all considered to be independent under the Dutch Code.

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

Material transactions

To the best of the Supervisory Board’s knowledge, there are no:

●	material transactions between legal or natural persons who hold at least 10% of the shares in LuxExperience B.V. as meant by provision 2.7.5 of the Dutch Code;

●	material transactions of the Company with a related party that are outside the framework of normal operations or not in line with normal market conditions (Article 2:167 Dutch Civil Code); and
●	restrictive agreements with shareholders. To the best of LuxExperience B.V.’s knowledge, its shareholders are not a party to an agreement that could lead to restrictions on trading in LuxExperience B.V. shares or on voting rights.

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

Item 16K. Cybersecurity

LuxExperience Group believes that managing cybersecurity, privacy, and data protection and security risk is a vital part of LuxExperience Group’s responsibilities to the Company’s customers, partners, and employees, and has implemented several cybersecurity processes, technologies, and controls to identify and manage these risks.

Risk Management and Strategy

LuxExperience Group’s internal audit function, with primary oversight by the Audit Committee, assesses key risks facing the organization across functions and regions. The Management Board is tasked with ensuring risks, including those related to cybersecurity, are properly managed or mitigated and aligning strategic objectives with an appropriate level of risk tolerance. The Chief Technology Officer (CTO) as part of the Cybersecurity Steering Committee, and the Company’s internal Incident Response Team (IRT) operationalize the cyber risk management requirements across the Company and conduct cyber risk identification, assessment, management, monitoring, tracking, and reporting. The Cybersecurity Steering Committee is comprised of the Company’s Chief Operating Officer (COO), CTO, Head of Infrastructure and Security, Director of Engineering, Teamlead Site Reliability Engineering and the IT Senior Security Manager. The IRT is comprised of the IT Services, Compliance, Legal, IT Infrastructure & Security and Finance department. The Cyber Risk Management, Strategy Governance, and Incident Disclosure Policy provide the governance and framework for the Company’s risk management.

The privacy/data protection is built upon the privacy principles of transparency, purpose, control, security, embedded privacy, and accountability, which are set out in LuxExperience Group Privacy Policy. The Compliance Officer as well as the external Data Protection Officer are responsible for identifying, mitigating or managing, and reporting on data protection risks. LuxExperience Group is leveraging the National Institute of Standards and Technology (NIST) frameworks for cybersecurity. These NIST frameworks help the Company to align the security functions and provide a holistic risk management framework across LuxExperience Group. The Company regularly reviews its security and privacy program maturity as well as the current state against these frameworks in monthly cybersecurity steering committee meetings. The results of these assessments are discussed with the Management. LuxExperience Group develops and executes implementation plans to advance the Company’s program maturity, aligning with the group risk management practices.

As part of the Company’s risk management strategy, LuxExperience Group requires that all employees complete the data protection and information security trainings. In addition, the Company will run ongoing cybersecurity awareness campaigns by the IT Infrastructure & Security team using posters, phishing campaigns, newsletters, webinars and other communication channels to keep cybersecurity top of mind for all employees.

LuxExperience Group IT Infrastructure & Security teams engage in threat intelligence, predictive modeling, and penetration testing to reduce the risk of incidents. In addition, these teams have established procedures for detecting, mitigating, and remediating cybersecurity incidents, and processes for personnel to escalate incidents within the organization.

LuxExperience Group’s internal audit function conducts an assurance process on the effectiveness of the cybersecurity process and the data protection training during the annual audit procedures. Our cybersecurity systems are also independently assessed regularly by a third party and potential improvements are implemented accordingly.

The Company relies on certain third-party computer systems and third-party service providers in connection with providing some of the Company’s services. LuxExperience Group also depends upon various third parties to process payments, including credit cards, for customer transactions around the world. For payment transactions LuxExperience Group fully relies on third party payment providers and does not store payment data itself. Regardless, all payment security compliance is regulated and assessed annually as part of the PCI standard that LuxExperience Group complies with. For all relevant third-party computer systems as well as third-party service providers, LuxExperience Group implemented controls over the adequacy of those systems and providers in the internal control system, which will be subject to regular testing by the internal audit function. Furthermore, the Management Board, including the relevant risk owners, review the Company’s risk inventory on a bi-annual basis.

Although the Company dedicates significant resources to protect against security breaches, and constantly works on the improvement on rule adjustments and other security measures, the existing security measures may not be successful in preventing certain attacks on the systems. The Company continuously experiences targeted and organized malware, phishing, customer PII data-theft extortion, account takeover attacks, and denial-of-service type attacks on the Company’s systems, for FY26 none of them had any material impact on the Company. For further discussion of how these and other potential cybersecurity, technology and data privacy risks may impact LuxExperience Group’s business, see Item 3, Item D Risk Factors.

Governance

The Management Board and Audit Committee maintain responsibility for LuxExperience Group’s risk oversight related to cybersecurity, privacy, and data protection and security. The Audit Committee has delegated the primary responsibility for oversight of compliance and risk management efforts and processes related to cybersecurity, data protection and security, and privacy to the Cybersecurity Steering Committee and the IT Infrastructure & Security team, which was established in 2023. The Cybersecurity Steering Committee oversees management’s efforts and processes to identify, assess, manage, and monitor significant cybersecurity and privacy risks and regulatory developments in this area, and reports periodically on these matters to the Audit Committee and Management Board.

Management’s cybersecurity and privacy efforts are led by the Chief Technology Officer and the Compliance Officer, respectively, and together they have the group-wide responsibility for assessing and managing cybersecurity, data protection and security, and privacy risks. LuxExperience Group’s Chief Technology Officer has over 19 years’ experience in the security industry and has previously served in various information technology and risk management roles, including as Senior Director of Risk and Technology and Vice President of Technology of two public companies. LuxExperience Group’s Compliance Officer held positions as General Counsel, In-house Lawyer, and Compliance Officer with over 9 years’ experience.

In addition, the Company’s external Data Protection Officer works together with the Cybersecurity Steering Committee, the IT Infrastructure & Security team and the Compliance Officer to monitor internal and external risks and align strategies to mitigate and remediate data protection risks.

LuxExperience Group’s Chief Technology Officer, Compliance Officer, IT Infrastructure & Security Team and members of their teams meet to discuss the Company’s cybersecurity and data protection risk exposures, including the steps management has taken to monitor and mitigate such exposures and their potential impact on the Company’s business, operations, and reputation. The Chief Technology Officer then periodically provides updates on these discussions to the Supervisory Board/Audit Committee during the technology update session of the board meeting and to the Management Board during the IT Steering Committee meeting and reports periodically on these matters to the Management Board, the Audit Committee and the Supervisory Board.

PART II

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements as required under this Item 18 are attached hereto starting on page F-1 of this report.

Item 19. Exhibits

The following are filed as exhibits hereto:

		Incorporated by Reference
Exhibit No.	Description of Exhibit	Form & Filing Date	No.	File Number	Provided Herewith
1.1	Amendment to the Amended and Restated Articles of Association of the Registrant	6-K 05/02/2025	99.1	001-39880
1.2	Rules of Procedure of the Supervisory Board of the Registrant.	20-F 10/30/2025	1.2	001-39880
1.3	Rules of Procedure of the Management Board of the Registrant.	20-F 10/30/2025	1.3	001-39880
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder.	F-1/A 01/12/2021	4.1	333-251765
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).	F-1/A 01/12/2021	4.2	333-251765
4.1	Second Amended and Restated LuxExperience B.V. 2023 Omnibus Incentive Compensation Plan	S-8 03/10/2025	4.2	333-285691
4.2	Form of Restoration Grant Award Agreement	20-F 10/15/2021	4.2	001-39880
4.3	Form of Alignment Grant Award Agreement	20-F 10/15/2021	4.3	001-39880
4.4	Form of Restricted Stock Award Agreement	20-F 10/15/2021	4.4	001-39880
4.5	Form of Restricted Stock Unit Award Agreement	20-F	4.5	001-39880
4.6	Form of Restricted Stock Unit/Performance Stock Unit Award Agreement	20-F	4.6	001-39880
4.7	Form of Share Option Award Agreement	20-F 09/14/2023	4.7	001-39880
4.8	MYT Netherlands Parent B.V. Employee Stock Purchase Plan	S-8 05/26/2023	4.2	333-272241
4.9	Form of Managing Director Service Contract	20-F 09/12/2024	4.9	001-39880
8.1	List of Subsidiaries				X
10.1	Share Purchase Agreement dated October 7, 2024, by and among Mytheresa, Richemont Italia and Richemont	6-K 04/24/2025	2.1	001-39880
10.2	Revolving Facility Agreement dated April 23, 2025, between the Borrower, Lender and the Original Guarantors	6-K 04/24/2025	10.1	001-39880
10.3	Guarantee and Indemnity Agreement dated April 23, 2025, between the Borrower, Lender and the non-Italian Original Guarantors	6-K 04/24/2025	10.2	001-39880
10.4	Guarantee and Indemnity Agreement dated April 23, 2025, between the Borrower, Lender and YNAP	6-K 04/24/2025	10.3	001-39880
10.5	Relationship Agreement dated April 23, 2025, between Richemont Italia and Mytheresa	6-K 04/24/2025	10.4	001-39880
10.6	Registration Rights Agreement dated April 23, 2025, between Richemont Italia and Mytheresa	6-K 04/24/2025	10.5	001-39880
10.7	Lock-up Agreement dated April 23, 2025, between Richemont Italia and Mytheresa	6-K 04/24/2025	10.6	001-39880
10.8	Amended and Restated Registration Rights Agreement dated October 7, 2024, between MYT Holding and Mytheresa	6-K 04/24/2025	10.7	001-39880
10.9	Voting Agreement dated October 7, 2024, between MYT Holding and Mytheresa	6-K 04/24/2025	10.8	001-39880
10.10	Asset Purchase Agreement dated October 31, 2025				X
11.1	Policy on Insider Trading	20-F 09/12/2024	11.1	001-39880
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm				X
97	Executive Officer Incentive Compensation Recovery Policy	20-F 09/12/2024	97	001-39880
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document				X
101.SCH	Inline XBRL Taxonomy Extension Schema				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

By:	/s/ Michael Kliger
Name: Michael Kliger
Title: Chief Executive Officer

Date: September 16, 2026.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

LUXEXPERIENCE B.V. – CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
LuxExperience B.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of LuxExperience B.V. and subsidiaries (the Company) as of June 30, 2026 and 2025, the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2026, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 16, 2026 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of non-financial assets, including Goodwill

As discussed in Notes 4.2 d) and 14 to the consolidated financial statements, the Company performs its annual goodwill impairment test by determining the recoverable amount of the group of cash generating units (CGUs), comprising the online operations and the retail store CGUs. The recoverable amount of the group of CGUs is established through calculation of the value in use, which relies on certain assumptions and estimates. The Company has determined the discount rate, budgeted and expected revenue growth rate (Compound Annual Growth Rate (CAGR) for the next five years), and EBITDA margin in terminal value to be the most significant assumptions in the impairment test.

We identified the evaluation of the Company’s recoverable amount of the group of CGUs as a critical audit matter, specifically the evaluation of the budgeted and expected revenue growth rate (CAGR for the next five years). A high degree of auditor judgment was required to evaluate the budgeted and expected revenue growth rate, which was affected by subjective expectations about future market or economic conditions. Minor changes in this assumption could cause significant changes to the Company’s determination of the value in use of the group of CGUs.

The following are the primary procedures we performed to address this critical audit matter.

We challenged the budgeted and expected revenue growth rate used by management, by comparing it to industry and economic trends, analyst expectations, considering the group of CGUs’ business strategy, customer base, product mix and historical performance.

We evaluated management’s ability to accurately forecast revenues by comparing historic projections to actual revenues for the same period, inquiring with management, and inspecting management’s assessments of variations.

We involved valuation professionals with specialized skills and knowledge who assisted in performing a sensitivity analysis over the budgeted and expected revenue growth rate to evaluate the impact that changes in the rate would have on the group of CGUs’ value in use.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2019.

Munich, Germany

September 16, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board
LuxExperience B.V.

Opinion on Internal Control Over Financial Reporting

We have audited LuxExperience B.V. and subsidiaries’ (the Company) internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of June 30, 2026 and 2025, the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated September 16, 2026 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to not appropriately designing or executing control and monitoring activities necessary to properly mitigate and respond to financial reporting risks within its business processes. Specifically, the material weaknesses relate to information technology general and application controls over systems supporting financial reporting, including the resulting impact on business process controls that rely on those systems, controls maintained by service organizations, controls over significant assumptions supporting estimates, controls over information supporting financial reporting, controls over manual journal entries and controls over the preparation of financial statement presentation and disclosures. These material weaknesses have been identified and included in management’s assessment. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2026 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

September 16, 2026

LuxExperience B.V.

Consolidated Statements of Profit or Loss and Comprehensive Income or Loss

		Year Ended June 30,
(in € thousands, except share and per share data)	Note	2024	2025	2026
Net sales	13	840,852	1,226,314	2,502,695
Cost of sales, exclusive of depreciation and amortization	18	(456,320)	(638,000)	(1,342,312)
Gross profit		384,532	588,313	1,160,383
Shipping and payment cost		(135,547)	(177,571)	(401,315)
Marketing expenses		(96,708)	(140,140)	(238,732)
Selling, general and administrative expenses	8	(159,292)	(278,092)	(604,922)
Depreciation, amortization and impairment losses	14-16	(15,205)	(25,351)	(55,613)
Other income (expense), net	9	267	613,538	(15,602)
Operating income (loss)		(21,953)	580,697	(155,800)
Finance income		5	2,208	10,324
Finance costs		(4,777)	(7,280)	(14,519)
Finance income (costs), net	10	(4,772)	(5,072)	(4,195)
Income (Loss) before income taxes		(26,725)	575,625	(159,995)
Income tax (expense) benefit	11,25	1,814	(3,570)	2,752
Net income (loss) from continuing operations		(24,911)	572,054	(157,243)
Loss from discontinued operations net of tax	32	—	(2,095)	(10,438)
Net income (loss)		(24,911)	569,959	(167,681)
Foreign currency translation		(13)	(5,965)	9,059
Other comprehensive income (loss)		(13)	(5,965)	9,059
Comprehensive income (loss)		(24,923)	563,994	(158,623)

Basic earnings (loss) per ordinary share, € — continuing operations	12	€(0.29)	€5.91	€(1.12)
Diluted earnings (loss) per ordinary share, € — continuing operations	12	€(0.29)	€5.67	€(1.12)
Basic earnings (loss) per ordinary share, € — discontinued operations	12	€(0.00)	€(0.02)	€(0.08)
Diluted earnings (loss) per ordinary share, € — discontinued operations	12	€(0.00)	€(0.02)	€(0.08)
Basic earnings (loss) per ordinary share, € — net income (loss)	12	€(0.29)	€5.89	€(1.20)
Diluted earnings (loss) per ordinary share, € — net income (loss)	12	€(0.29)	€5.65	€(1.20)
Weighted average ordinary shares outstanding (basic) — in millions (1)	12	86.8	96.8	140.1
Weighted average ordinary shares outstanding (diluted) — in millions (1)	12	86.8	100.9	140.1
(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to Note 28.

The accompanying notes are an integral part of these consolidated financial statements.

LuxExperience B.V.

Consolidated Statements of Financial Position

(in € thousands)	Note	June 30, 2025	June 30, 2026
Assets
Non-current assets
Intangible assets and goodwill	14	156,731	155,790
Property and equipment	15	55,901	54,514
Right-of-use assets	16	201,131	154,127
Deferred tax assets	25	1,683	23,222
Non-current financial assets	31	—	125,000
Other non-current assets	17	11,878	18,739
Total non-current assets		427,323	531,392
Current assets
Inventories	18	1,019,539	990,273
Trade and other receivables	19	96,676	41,655
Other assets	17	134,766	196,214
Cash and cash equivalents		603,593	317,702
Total current assets		1,854,574	1,545,844
Total assets		2,281,897	2,077,236

Shareholders’ equity and liabilities
Subscribed capital	20	2	2
Capital reserve	20	912,039	926,852
Retained earnings		457,192	289,511
Accumulated other comprehensive income (losses)		(4,469)	4,590
Total shareholders’ equity		1,364,764	1,220,955

Non-current liabilities
Provisions	23	4,484	4,454
Lease liabilities	16,29	176,718	145,741
Deferred income tax liabilities	25	11	2,381
Other non-current liabilities		364	947
Total non-current liabilities		181,578	153,523
Current liabilities
Liabilities to banks	21	10,000	—
Tax liabilities	22	2,764	12,457
Lease liabilities	16,29	32,085	33,315
Contract liabilities		49,343	53,968
Trade and other payables		285,722	239,491
Other current liabilities	24	346,835	348,932
Current provisions	23	8,807	14,594
Total current liabilities		735,555	702,758
Total liabilities		917,133	856,281
Total shareholders’ equity and liabilities		2,281,897	2,077,236

The accompanying notes are an integral part of these consolidated financial statements.

LuxExperience B.V.

Consolidated Statements of Changes in Equity

					Foreign
				Retained	currency	Total
		Subscribed	Capital	earnings	translation	shareholders’
(in € thousands)	Note	capital	reserve	(losses)	reserve	equity

Balance as of July 1, 2023		1	529,775	(87,856)	1,509	443,429
Net loss		—	—	(24,911)	—	(24,911)
Other comprehensive loss		—	—	—	(13)	(13)
Comprehensive loss		—	—	(24,911)	(13)	(24,923)
Share-based compensation		—	18,508	—	—	18,508
Reclassification due to cash-settlement of Share-based compensation		—	(1,370)	—	—	(1,370)
Balance as of June 30, 2024		1	546,913	(112,767)	1,496	435,643

Balance as of July 1, 2024		1	546,913	(112,767)	1,496	435,643
Net income		—	—	569,959	—	569,959
Other comprehensive loss		—	—	—	(5,965)	(5,965)
Comprehensive income (loss)		—	—	569,959	(5,965)	563,994
Capital increase	6,20	1	345,552	—	—	345,553
Share-based compensation	28	—	14,287	—	—	14,287
Share options exercised			7,133	—	—	7,133
Reclassification due to cash-settlement of Share-based compensation		—	(1,846)	—	—	(1,846)
Balance as of June 30, 2025		2	912,039	457,192	(4,469)	1,364,764

Balance as of July 1, 2025		2	912,039	457,192	(4,469)	1,364,764
Net loss		—	—	(167,681)	—	(167,681)
Other comprehensive income		—	—	—	9,059	9,059
Comprehensive income (loss)		—	—	(167,681)	9,059	(158,623)
Share-based compensation	28	—	19,690	—	—	19,690
Share options exercised	28	—	3,479	—	—	3,479
Reclassification due to cash-settlement of Share-based compensation	28	—	(8,355)	—	—	(8,355)
Balance as of June 30, 2026		2	926,852	289,511	4,590	1,220,955

The accompanying notes are an integral part of these consolidated financial statements.

LuxExperience B.V.

Consolidated Statements of Cash Flows

		Year ended June 30,
(in € thousands)	Note	2024	2025	2026
Net income (loss)		(24,911)	569,959	(167,681)
Adjustments for
Depreciation, amortization, impairment & asset disposals	14,15,16	15,205	25,552	64,027
Finance costs, net	10	4,772	5,072	4,195
Share-based compensation	28	18,370	14,287	19,690
Income tax expense (benefit)	11	(1,814)	3,570	(2,752)
Gain from bargain purchase		—	(623,531)	—
Change in operating assets and liabilities
(Increase) decrease in inventories	18	(10,374)	(6,640)	8,471
(Increase) decrease in trade and other receivables		(4,293)	(3,473)	59,753
Increase in other assets	17,19	(3,609)	(14,066)	(53,110)
Increase (decrease) in other liabilities	24	15,022	42,967	(496)
Increase in contract liabilities		172	1,006	5,796
Increase (decrease) in trade and other payables		14,233	(38,221)	(42,928)
Interest received on cash held in bank accounts		—	2,208	4,514
Income taxes paid		(12,758)	(9,223)	(7,880)
Net cash provided by (used in) operating activities		10,015	(30,533)	(108,402)
Expenditure for property and equipment and intangible assets		(11,809)	(3,996)	(14,730)
Proceeds from sale of property & equipment and intangible assets		—	140	786
Cash acquired in business combinations	6	—	621,352	—
Investment in fixed income securities	31	—		(125,000)
Proceeds from disposal of discontinued operations	32	—	—	10,681
Investment income received	31	—	—	2,905
Proceeds from leases		—	—	446
Lease incentive fees paid	32	—	—	(4,322)
Net cash provided by (used in) investing activities		(11,809)	617,496	(129,234)
Interest paid	10,29	(5,352)	(6,987)	(14,519)
Proceeds (repayment) of bank borrowings		—	10,000	(10,000)
Proceeds from exercise of option awards	28	—	7,133	3,479
Lease payments	16	(7,925)	(10,057)	(35,046)
Net cash provided by (used in) financing activities		(13,277)	89	(56,086)
Net increase (decrease) in cash and cash equivalents		(15,071)	587,052	(293,722)
Cash and cash equivalents at the beginning of the period		30,136	15,107	603,593
Effects of exchange rate changes on cash and cash equivalents		42	1,432	7,831
Cash and cash equivalents at end of the period		15,107	603,593	317,702

The accompanying notes are an integral part of these consolidated financial statements.

LuxExperience B.V.

Notes to the Consolidated Financial Statements for the period ended June 30, 2026

(Amounts in € thousands, except share and per share data)

1.    Corporate information

LuxExperience B.V. (the “Company”, together with its subsidiaries, “LuxExperience Group”) is a private company with limited liability, incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

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

During fiscal year 2026, as part of the post-acquisition integration of YNAP, the Group identified THE OUTNET business as non-core to our long-term strategic objectives and on April 30, 2026, LuxExperience Group completed its disposition of the set of assets powering THE OUTNET platform to The O Group LLC (which has been renamed The Outnet Operations US, LLC), pursuant to an asset purchase agreement dated October 31, 2025. The transaction resulted in the disposal of a defined set of assets associated with THE OUTNET business, which include the relevant brand rights, customer data, and full inventory as well as the required workforce in the United States and the United Kingdom, in exchange for cash consideration. Refer to Note 32 – Discontinued Operations for further details.

As of June 30, 2026, 47.6% of the shares of the Company were held by MYT Holding LLC, USA, and 35.6% of the shares of the Company were held by Richemont Italia Holding S.p.A., Italia, a subsidiary of Compagnie Financière Richemont SA.

The consolidated financial statements of LuxExperience Group were authorized for issue by the Management and Supervisory Board on September 16, 2026.

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

As a result of the Company’s acquisition of YNAP in fiscal year 2025, the prior year financial statements include the results and financial position of the acquired business from the acquisition date until the reporting date. Accordingly, the amounts presented for the fiscal year ended June 30, 2026 are not entirely comparable with those for the fiscal year ended June 30, 2025. Further details of the business combination are provided in Note 6 - Business Combinations.

As a result of the disposal of THE OUTNET during the fiscal year ended June 30, 2026, the Group has presented THE OUTNET as a discontinued operation in accordance with IFRS 5. Accordingly, the consolidated statements of operations for the fiscal year ended June 30, 2025 have been re-presented to reflect the discontinued operations presentation for comparative purposes. Further information on the disposal of THE OUTNET and the discontinued operations presentation is provided in Note 32 – Discontinued Operations.

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

Besides LuxExperience B.V. the following subsidiaries are included in the scope of consolidation:

		Percentage of ownership
		As of June 30,	As of June 30,
Subsidiary	Location	2025	2026
Mytheresa Group GmbH (5)	Munich, Germany	100%	100%
Mytheresa SE (5)	Munich, Germany	100%	100%
Theresa Warenvertrieb GmbH (5)	Munich, Germany	100%	100%
mytheresa.com GmbH (5)	Munich, Germany	100%	100%
mytheresa.com Service GmbH (5)	Munich, Germany	100%	100%
mytheresa Business Information Consulting Co. Ltd.	Shanghai, China	100%	100%
Mytheresa US Services Inc.	Delaware, United States	100%	100%
Mytheresa International Services GmbH (1) (5)	Schkeuditz, Germany	100%	100%
Mytheresa APAC Services Limited (2)	Hong Kong, China	100%	100%
Mytheresa UK Services Ltd.(3)	London, United Kingdom	100%	100%
Mytheresa Spain Services S.L.U.(4)	Barcelona, Spain	100%	100%
YOOX NET-A-PORTER GROUP S.p.A. (6)(8)	Milan, Italy	100%	100%
YOOX K. K. (6)	Tokyo, Japan	100%	100%
YOOX Asia Ltd. (6)	Hong Kong, China	100%	100%
Largenta Ltd. (6)	London, United Kingdom	100%	100%
The Net-a-Porter Group Ltd. (6)	London, United Kingdom	100%	100%
YNAP Corporation (6)	New York, United States	100%	100%
Da Vinci Holdings Ltd. (6)	London, United Kingdom	100%	100%
Feng Mao Trading (Shanghai) Co. Ltd. (6)	Shanghai, China	100%	100%
The Net-a-Porter Asia Pacific Ltd. (6)	Hong Kong, China	100%	100%
Shouke Ltd. (6)	Hong Kong, China	100%	100%
YNAP Middle East Holding Ltd. (6)	London, United Kingdom	100%	100%
E-LUX Middle East Holding Ltd. (6)	Dubai, United Arab Emirates	100%	100%
YNAP Middle East General Trading LLC (6)	Dubai, United Arab Emirates	100%	100%
The Net a Porter Group Italy Holding S.r.l. (7)	Milan, Italy	N/A	100%
The Net a Porter Group Italy S.r.l. (7)	Milan, Italy	N/A	100%
(1)	Mytheresa International Services GmbH was founded in February 22, 2022.
(2)	Mytheresa APAC Services Limited was founded in February 28, 2022.
(3)	Mytheresa UK Services Ltd. was founded in May 13, 2022.
(4)	Mytheresa Spain Services S.L.U was founded in October 30, 2023.
(5)	LuxExperience B.V., located in Aschheim, Germany, prepares the consolidated financial statements for the smallest group of Group companies which are published in the Federal Gazette. In accordance with § 264 (3) HGB, these consolidated financial statements have an exempting effect for the subsidiaries Mytheresa SE, Mytheresa Group GmbH, Theresa Warenvertrieb GmbH, mytheresa.com GmbH, Mytheresa International Services GmbH and mytheresa.com Service GmbH, which are included in the consolidated financial statements. LuxExperience B.V., as sole shareholder, has agreed to the exemption. The parent company’s obligation to pay the obligations entered into by the subsidiaries up to the balance sheet date, which is necessary for the exemption, is given by the agreed control and profit and loss transfer agreements. LuxExperience B.V. will assume the other conditions, in particular the obligation to publish the consolidated financial statements.
(6)	Subsidiaries related to the acquisition of YNAP Group on April 23, 2025.
(7)	The Net a Porter Group Italy Holding S.r.l. and The Net a Porter Group Italy S.r.l. were founded on December 23, 2025.
(8)	YOOX NET-A-PORTER GROUP S.p.A. was subsequently renamed to YOOX S.p.A on July 1, 2026.
4.2.	Summary of material accounting policies

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

For entities with Euro as their functional currency, transactions denominated in foreign currencies are translated at the exchange rates prevailing on the date of transaction. Balance sheet monetary items denominated in currencies other than Euro, are translated at the closing rate for each reporting period, with resulting translation differences recognized within finance expenses, net.

c)Revenue recognition

All revenue generated by LuxExperience Group is included within net sales on the consolidated statements of profit or loss and comprehensive income or loss.

LuxExperience Group generates revenue primarily from the sale of merchandise shipped to customers. In addition, LuxExperience Group also recognizes commission revenue for the rendering of services resulting from its Curated Platform Model (CPM), other commission-based services as well as commission revenue from certain Online Flagship Stores (OFS) which were ramped down before the end of the current financial year. Furthermore, LuxExperience Group generates additional revenue from retail media, which represent an immaterial portion of total revenues compared to the primary revenue streams described above.

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

Retail sales

LuxExperience Group acts as a principal and sells merchandise through its online website as well as physical stores. Revenue is recognized when control of the goods is transferred to the customer, which occurs upon delivery to the customer or point of sale for sales in physical stores.

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

Commission sales

This revenue stream is related to the sale of goods which are stored in LuxExperience Group’s warehouses but not owned by LuxExperience Group as a transfer of ownership to LuxExperience Group does not happen (e.g. the Curated Platform Model (CPM) and similar commission-based models, which provides sellers (brand partners) the ability to sell their goods to customers on our platforms). In this case, LuxExperience Group generates a commission fee (normally a percentage of the selling price), which is based on agreements with brand partners.

LuxExperience Group’s performance obligation with respect to these transactions is to arrange the transaction through its online platform and to provide related services, which include curation, marketing, warehouse/fulfillment and payment-related activities.

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

Amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss and comprehensive income or loss within depreciation, amortization and impairment losses.

The estimated useful life of licenses is based on the contractual term period and for software is typically three years.

Intangible assets with indefinite lives

LuxExperience Group recognizes trademarks as intangible assets for Mytheresa brand names. As the trademarks are core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible asset, trademarks are assessed as indefinitely lived. LuxExperience Group assesses trademarks for impairment and potential changes in useful life annually in the fourth fiscal quarter, or when an event becomes known that may trigger impairment.

Goodwill

LuxExperience Group’s goodwill originated from the MGG acquisition in 2014 and represents the difference between the purchase price and the net identifiable assets acquired.

Goodwill is not amortized but is tested for impairment at least annually. LuxExperience Group comprises cash-generating units (“CGUs”). For impairment-testing purposes, goodwill is allocated to the Luxury Mytheresa group of CGUs, comprising the online CGU and the retail store CGU. This group of CGUs represents the lowest level within the Group at which goodwill is monitored for internal management purposes.

Any potential impairment of goodwill is identified by comparing the recoverable amount of the Luxury Mytheresa group of CGUs with its carrying amount, including the goodwill allocated to it. Any impairment loss is first applied to reduce the carrying amount of goodwill. If the impairment loss exceeds the carrying amount of goodwill, the carrying amounts of the other assets within the group of CGUs are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually during the fourth fiscal quarter or whenever an event becomes known that may indicate impairment.

e)Property and equipment

Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes any expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use.

Property and equipment is depreciated on a straight-line basis over each asset’s expected useful life. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed at least annually and adjusted prospectively, if appropriate.

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

The lease liability is subsequently measured as the present value of the expected lease payments. To determine the present value, LuxExperience Group discounts the remaining lease payments with the incremental borrowing rate of the lessee. The incremental borrowing rate is the interest rate that LuxExperience Group would be required to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. LuxExperience Group applied incremental borrowing rates between 2.0% and 7.5% for the periods presented.

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

For subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest on the lease liability and reduced to reflect the lease payments made. The finance expenses associated with the lease term are recognized in the consolidated statements of profit or loss and comprehensive income or loss over the lease term.

Where LuxExperience Group enters into a sublease as a lessor, the Group assesses the classification of the sublease with reference to the right-of-use asset arising from the head lease. The Group’s sublease is classified as a finance lease as it transfers substantially all the risks and rewards incidental to ownership of the right-of-use asset.

For a finance sublease, LuxExperience Group derecognizes the right-of-use asset relating to the head lease and recognizes a net investment in the sublease. The lease receivable is initially recognized at an amount equal to the net investment in the sublease, which is measured at the present value of the lease payments receivable and any unguaranteed residual value, discounted using the interest rate implicit in the sublease.

Finance income is recognized over the sublease term based on a pattern reflecting a constant periodic rate of return on the Group’s net investment in the sublease.

The Group applies the impairment requirements of IFRS 9 to the net investment in the sublease.

With the exception of the right-of-use asset associated with property that was subleased in May 2026, for which an impairment loss was recognized prior to the commencement of the sublease, no other impairment losses have been recognized in respect of the Group’s right-of-use assets. Refer to Note 32 – Discontinued Operations for further details.

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

g)Inventories and Cost of Sales

Inventories are measured at the lower of cost and net realizable value. The cost of inventories in the Luxury | Mytheresa and Luxury | NAP & MRP segments is determined using the weighted average cost method. Within the Off-Price | YOOX segment, inventories are measured using the retail inventory method. Under the retail inventory method, cost is determined by applying a cost-to-retail percentage across groupings of similar items, which are defined as individual purchases from suppliers and purchases made in bulk. The cost-to-retail percentage is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory for each grouping. In applying the retail inventory method, the Group establishes reserves to reduce the carrying amount of inventories to net realizable value based on current selling prices when items have not yet been marked down to market. Costs of purchased inventory are determined net of applicable rebates and discounts. Inventory is written down when its net realizable value is below its carrying amount. LuxExperience Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

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

Measurement categories

Financial assets and financial liabilities are grouped into the following categories according to IFRS 9:

●	measured at amortized cost (“AC”), which includes LuxExperience Group’s cash and cash equivalents, certain treasury investments, trade and other receivables and other assets, as well as trade and other payable, liabilities to banks, and
●	measured at fair value through profit or loss (“FVTPL”), which includes LuxExperience Group’s free-standing derivatives (foreign exchange options) with a positive or negative fair value and certain treasury investments classified as cash and cash equivalents.

Classification of financial assets depends on the business model used for managing financial assets and on the characteristics of the contractual cash flows involved. Financial assets are classified within AC category only when they are held exclusively to collect the contractual cash flows and when their contractual terms comprise cash flows that are solely payments of principal and interest on the principal amount outstanding. With the exception of derivatives and certain cash and cash equivalents measured at FVTPL, all other financial assets are classified at AC.

Cash and cash equivalents consist of cash held at banks or financial institutions, with a bank license (e.g. PayPal), cash on hand and short-term, highly liquid treasury investments held for the purpose of meeting short-term cash commitments. Such investments are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value and normally have an original maturity of three months or less from the date of acquisition.

Trade and other receivables are generally accounted for at AC less any impairment using the simplified approach. Deposits granted for rent which are not related to credit lines are recorded under Non-current financial assets as restricted cash since they are not available for use in the operating business of LuxExperience Group. Non-current financial assets are recognized at nominal value.

Financial liabilities are generally classified at amortized cost. There are some exceptions, for example financial liabilities at fair value through profit or loss including derivatives not designated as hedging instruments. Financial liabilities need to be analyzed to determine whether they contain any embedded derivative. If the embedded derivative is not closely related to the host contract, such derivatives must be separated and be accounted for separately at FVTPL.

Subsequent measurement

Financial assets and financial liabilities in the AC category are subsequently measured using the effective interest method. Using the effective interest method, all directly attributable fees, consideration paid or received, transaction costs and other premiums or discounts included in the calculation of the effective interest rate are amortized over the expected term of the financial instrument. Interest income and expenses from the application of the effective interest method are presented as finance income, net in the consolidated statements of profit or loss and comprehensive income or loss.

Financial assets and financial liabilities in the FVTPL category are subsequently measured at fair value, with changes in value recognized in the consolidated statements of profit or loss and comprehensive income or loss.

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

Rental deposits are held in trust and, in the event of a counterparty default, are segregated from the counterparty’s insolvency estate and repayable with priority. Based on these considerations, the expected credit loss allowance recognized for these financial assets is not material.

Treasury investments classified as cash equivalents and measured at fair value through profit or loss are not subject to the impairment requirements of IFRS 9. Changes in their fair value are recognized in profit or loss.

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

Application of hedge accounting in fiscal year 2026 resulted in a €1,971 thousand decrease to net sales. If hedge accounting had not been applied, the amounts would have been recognized immediately within other income (expense), as free-standing derivatives.

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

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2025 and June 30, 2026. LuxExperience Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

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

Current and deferred tax is charged or credited in the consolidated statements of profit or loss and comprehensive income or loss, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

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

l)Impairment of non-financial assets excluding Goodwill and intangible assets

LuxExperience Group assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when annual impairment testing for such an asset is required, LuxExperience Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGUs or group of CGUs fair value less costs of disposal or its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

LuxExperience Group bases its impairment calculation on detailed budgets and forecasted cash flows, which generally cover a period of five years. Impairment losses are recognized in the consolidated statements of profit or loss and comprehensive income or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill and indefinite lived intangible assets, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or has decreased. If such indication exists, LuxExperience Group estimates the asset’s or CGU’s or group of CGUs’ recoverable amount.

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

o)Non-current assets held for sale and discontinued operations

Non-current assets or disposal groups are classified as held for sale when their carrying amounts will be recovered through a sale transaction rather than through continuing use. A disposal group comprises a group of assets to be disposed of together, and liabilities directly associated with those assets that will be transferred in the same transaction. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition, subject only to terms that are usual and customary for such sales, and the sale must be highly probable.

Immediately prior to classification as held for sale, the carrying amounts of the assets and liabilities are measured in accordance with the applicable IFRS standards. Upon classification as held for sale, the disposal group is measured at the lower of its carrying amount and fair value less costs to sell. Depreciation and amortization cease for non-current assets classified as held for sale and any resulting impairment loss is recognised in profit or loss.

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the consolidated statements of operations and comparative periods are re-presented where required.

Refer to Note 32 – Discontinued Operations for information regarding the Group’s disposal of THE OUTNET disposal group and its presentation as a discontinued operation.

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

The amendments listed above do not have a material effect on the consolidated financial statements and therefore no further details are disclosed.

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

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for reporting periods ended June 30, 2026 and have not been early adopted by LuxExperience Group. Except for IFRS 18, Presentation and Disclosure in Financial Statements, these standards, amendments, and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements as of the date of authorization for issuance. IFRS 18, Presentation and Disclosure in Financial Statements will be effective for periods beginning on or after January 1, 2027. The Group is currently assessing the potential impact of this standard.

b)	Global minimum top-up tax

LuxExperience Group applied “International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)” after its publication on May 23, 2023. The amendments contain a temporary, mandatory, and immediately applicable exemption from the recognition of deferred taxes resulting from the introduction of global minimum taxation; they also require, if already possible, specific disclosures in the notes on the impact of the minimum taxation (see note 26).

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

Inventory write-downs

Inventory is carried at the lower of cost or net realizable value, which requires an estimation of the products future net selling prices. When assessing the net realizable value of the inventory, LuxExperience Group considers multiple factors and assumptions including the quantity and aging of inventory on hand, expected selling prices and selling cost, as well as historical recovery experience and risk of obsolescence from changes in economic conditions. Refer to Note 18 for further details.

Impairment of Goodwill

Impairment exists when the carrying value of an asset, CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget and projections for the next five years, according to the development and maturity of the group of CGU’s. The key judgements and assumptions used in calculating the recoverable amount are

(i)budgeted revenue growth rate (CAGR for the next five years), including the terminal growth rate,

(ii)EBITDA margin in Terminal value and

(iii)the discount rate applied to the future cash flows of the group of CGUs.

These estimates are relevant to goodwill recognized by the Group. Refer to Note 14, Intangible assets and goodwill for further details on the assumptions and associated sensitivities.

Business Combination - Purchase Price Allocation

In connection with the acquisition of YNAP during the prior year, management was required to make significant judgments and estimates in applying the acquisition method under IFRS 3. These related primarily to the purchase price allocation (PPA), including the identification of the acquired assets and liabilities and the determination of their fair values at the date of acquisition. The most material fair value adjustments were recorded in inventory and right-of-use assets.

Key assumptions applied in the valuation of identifiable intangible assets included cash flow projections and royalty rates. For acquired inventory, a key assumption applied was the estimated selling prices taking into consideration alternative sales channels for certain inventory categories, which would be considered by a market participant.

As a result, the company attributed a fair value of zero to the identified trademarks and customer relationships, whereas for the trademarks a royalty rate of 0% was applied, given the historical performance of the acquired business and the expected period of transformation and brand investment.

As a result of the purchase price allocation, the fair value of YNAP’s identifiable net assets of €953.8 million, including the contractually required net cash position of €555 million, exceeded the total consideration transferred of €330.2 million. Consequently, LuxExperience Group recognized a gain on bargain purchase of €623.5 million in accordance with IFRS 3.

For further details on the PPA, refer to Note 6, Business combinations.

Classification of THE OUTNET as a discontinued operation

Management applied judgment in determining that the disposal of THE OUTNET qualified for presentation as a discontinued operation under IFRS 5. This assessment included evaluating whether THE OUTNET represented a separate major line of business of the Group. Based on the facts and circumstances, management concluded that the criteria for discontinued operations presentation were met. Refer to Note 32 – Discontinued Operations for further details.

6.    Business combinations

On April 23, 2025, the Company acquired 100% of the shares of YNAP from Richemont Italia Holding S.p.A (“Richemont”) and obtained control of YNAP Group, which is identified as a business under IFRS 3. The transaction aims to create a leading, global, multi-brand digital luxury group offering a highly curated and strongly differentiated edit of the most prestigious luxury brands and products to luxury enthusiasts worldwide.

Consideration transferred

The total consideration transferred amounted to €330.2 million. This comprises the issuance of 49,741,342 ordinary shares with a fair value of €345.6 million, based on the closing share price of €6.95 ($7.93) as of April 23, 2025, offset by a €15.3 million receivable from Richemont.

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

Pursuant to the SPA, at the time of the closing of the Transaction, YNAP were to have a net financial position (cash less financial indebtedness as defined in the SPA) of €555.0 million, subject to adjustments upon the final net financial position calculation – pursuant to the timeline outlined in the SPA - with the right to challenge and review by LuxExperience Group. If the final net financial position at completion differed from € 555.0 million, the party on the shortfall side must compensate the other party for the difference, with Richemont paying LuxExperience Group if it is less, and LuxExperience Group paying Richemont if it is more than €555.0 million.

Trade and other receivables comprise gross contractual amounts of €66.9 million, of which €2.6 million were expected to be uncollectable at the date of acquisition.

For the period between April 23, 2025, and June 30, 2025, YNAP Group contributed revenue of €348.3 million and net loss of €40.5 million to LuxExperience Group’s results.

During fiscal year 2026, the Group completed its review of the net financial position at completion and finalized the related settlement with Richemont. As a result, the purchase price allocation and the associated gain on bargain purchase have been finalized. The measurement period under IFRS 3 has concluded, and no further adjustments to the acquisition accounting are expected.

Bargain purchase

A gain on the bargain purchase arising from the acquisition has been recognized in Other income (expense), net as follows:

(in € thousands)	April 23, 2025
Total identifiable net assets	953,752
Consideration paid	330,221
Bargain purchase gain	623,531

The bargain purchase reflects the difference between the estimated fair value of net assets and the consideration transferred as of the date of acquisition. The gain of €623.5 million arose because the fair value of YNAP’s identifiable net assets of €953.8 million, including a contractually required net financial position of €555 million, exceeded the €330.2 million consideration transferred. In accordance with IFRS 3, the Group has performed a reassessment of the assets acquired and liabilities assumed to confirm appropriate recognition and measurement. The gain on bargain purchase reflects that the Group expects that it will incur significant additional costs in the coming years to integrate YNAP and improve its operational efficiency.

Acquisition-related costs

The Group incurred acquisition-related costs of €16.8 million on legal fees, due diligence and other professional costs. These costs have been included under “selling, general and administrative expenses”.

Pro forma financial information

LuxExperience Group’s unaudited pro forma results discussed in this paragraph include the effects as if the business combination had been consummated as of July 1, 2024. If the acquisition had occurred on July 1, 2024, for the year ended June 30, 2025, management estimates that consolidated revenue would have been €2,918.6 million, and consolidated net loss for the year would have been €88.8 million, excluding the bargain purchase gain of €623.5 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on July 1, 2024.

7.    Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of LuxExperience Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. LuxExperience Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM.

Pre-acquisition

Prior to the acquisition of YNAP on April 23, 2025, LuxExperience Group reported two operating segments:

●	Online operations, primarily represented by the Mytheresa online platform, and
●	Retail stores, comprised of the two retail stores located in Munich, Germany

Post-acquisition and reporting changes

Following the acquisition and updates to the monthly management reporting effective May 2025, the Company revised its segment reporting structure to accurately reflect how the CODM now monitors the Group’s business.

The CODM remains the Chief Executive Officer and Chief Financial Officer, who collectively allocate resources and assess performance across operating segments. The expanded LuxExperience Group operates four online brands – Mytheresa, Net-A-Porter (NAP), Mr Porter (MRP), and YOOX – as well as the two retail stores in Munich which are now included within the Luxury | Mytheresa segment.

On October 31, 2025, LuxExperience Group announced that it had entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform. Management concluded that THE OUTNET qualified as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations because it constituted a distinguishable component of the Group and represented a separate major line of business. The conclusion was based on the fact that THE OUTNET operated under a separate brand through its own online store, with distinct marketing activities. Its assets, liabilities, revenue and expenses were separately identifiable, it generated cash flows independently from the Group’s other stores.

As of each reporting period end during the current fiscal year, including September 30, 2025, December 31, 2025 and March 31, 2026, management determined that the sale of the defined group of assets associated with THE OUTNET was highly probable. Accordingly, THE OUTNET met the criteria for classification as held for sale throughout the current fiscal year. As THE OUTNET also represented a distinguishable component and a separate major line of business, it was classified as a discontinued operation.

Accordingly, THE OUTNET’s results are presented separately as discontinued operations and are excluded from the Off-Price segment for the fiscal year ended June 30, 2026. THE OUTNET’s results were previously included in the Off-Price segment in the annual consolidated financial statements and accompanying notes included in the Company’s Annual Report for the fiscal year ended June 30, 2025. Further information regarding THE OUTNET and its presentation as discontinued operations is included in Note 32.

Following the operating segment realignment described above, the Group identified the following three operating segments, which represent components of the business whose operating results are regularly reviewed by the CODM for resource-allocation and performance-assessment purposes:

●	Luxury | Mytheresa, represents Mytheresa business including the Mytheresa online platform and the retail stores in Munich,
●	Luxury | NAP & MRP comprises the in-season luxury online brands Net-A-Porter and Mr Porter,
●	Off-Price, represents the off-season luxury brand YOOX

Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation, amortization and impairment losses.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income from the previous operating segments online operations and retail stores to the combined operating segment Luxury | Mytheresa for the fiscal year ended June 30, 2024.

	Fiscal year ended June 30, 2024 (restated) (3)
		Retail	Corporate	Luxury		IFRS
(in € thousands)	Online	Stores	Costs(1)	Mytheresa	Reconciliation(2)	consolidated
Net Sales	826,690	14,162	—	840,852	—	840,852
Segment EBITDA	37,396	4,516	(16,072)	25,840	(32,589)	(6,748)
Depreciation, amortization and impairment losses						(15,205)
Finance income (costs), net						(4,772)
Income tax expense						1,814
Net loss from continuing operations						(24,912)
(1)	During the year ended June 30, 2024, there were €16,072 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Corporate administrative expenses were not allocated to the segments as Group functions were managed centrally.
(2)	During the year ended June 30, 2024, there were €14,081 thousand in expenses related to Other transaction-related, certain legal and other expenses and €18,508 thousand related to share-based compensation.
(3)	Prior to fiscal 2025, corporate costs were not allocated to any segment. Starting with fiscal 2025 and driven by the YNAP acquisition, to align with the changes in the group structure, management now includes corporate costs in the respective segments. The effect for fiscal year 2024 is presented in the column “Corporate costs” in the table above.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income for the fiscal year ended June 30, 2025, in accordance with the revised segment structure following the YNAP Acquisition.

	Fiscal year ended June 30, 2025
	Luxury	Luxury		Total			IFRS
(in € thousands)	Mytheresa	NAP & MRP(1)	Off-Price(1) (7)	Segments	Other(1) (2)	Reconciliation(3)(4)(5)(6)	consolidated
Net sales	916,103	213,829	78,777	1,208,709	19,772	(2,167)	1,226,314
Segment EBITDA	44,581	8,515	(4,614)	48,483	1,048	556,516	606,048
Depreciation, amortization and impairment losses							(25,351)
Finance income (costs), net							(5,072)
Income tax expense							(3,570)
Net income from continuing operations							572,054
(1)	Includes the period starting from the date of acquisition.
(2)

Represents Online Flagship Stores (“OFS”) and Feng Mao (“FM”) businesses being wound down, and for which the financial information is not regularly reviewed by the Chief Operating Decision Maker (CODM), and therefore are not considered operating segments.

(3)	During the year ended June 30, 2025 there were €52,725 thousand related to Other transaction-related, certain legal and other expenses.
(4)

Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the year ended June 30, 2025, share-based compensation expense amounted to €14,287 thousand and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(5)

Includes the gain on bargain purchase of €623,531 thousand recognized during the year ended June 30, 2025 is reflected in the reconciliation column. Refer to Note 6 – Business Combination for further details.

(6)

During the year ended June 30, 2025, intersegmental net sales between Luxury | Mytheresa and THE OUTNET were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

(7)

The comparative information for the year ended June 30, 2025 has been revised to reflect the exclusion of THE OUTNET (“TON”) from the Off-Price segment in connection with the announced and completed sale of TON during the current fiscal year. Accordingly, TON amounts of €35,963 thousand and negative €2,095 thousand were removed from Off-Price Net Sales and Off-Price Segment EBITDA, respectively. Prior to this revision, TON’s results were included within the Off-Price segment.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income for the fiscal year ended June 30, 2026, in accordance with the revised segment structure following the YNAP Acquisition as well as the subsequent sale of THE OUTNET.

	Fiscal year ended June 30, 2026
	Luxury	Luxury		Segments			IFRS
(in € thousand)	Mytheresa	NAP & MRP	Off-Price	Total	Other(1) (2)	Reconciliation(3)(4)(5)(6)	consolidated
Net sales	994,264	994,776	485,129	2,474,169	33,556	(5,030)	2,502,695
Segment EBITDA	62,312	(5,958)	(45,522)	10,833	2,484	(113,504)	(100,187)
Depreciation, amortization and impairment losses							(55,613)
Finance income (costs), net							(4,195)
Income tax expense							2,752
Net loss from continuing operations							(157,243)
(1)	Represents Online Flagship Stores (“OFS”) and Feng Mao (“FM”) businesses being wound down, and for which the financial information is not regularly reviewed by the Chief Operating Decision Maker (CODM), and therefore are not considered operating segments.
(2)	Represents revenues recognized and expenses incurred during the period from May 1, 2026 through June 30, 2026 in connection with the Transition Services Agreement entered into in connection with the completed sale of THE OUTNET. Refer to Note 32 - Discontinued Operations for further details.
(3)	During the year ended June 30, 2026 there were €81,734 thousand related to Other transaction-related, certain legal and other expenses.
(4)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the year ended June 30, 2026, share-based compensation expense amounted to €19,690 thousand and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.
(5)	Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €12,081 thousand for the year ended June 30, 2026.
(6)	During the fiscal years ended June 30, 2025 and June 30, 2026, net sales include inter-segmental sales of €2,167 thousand and €5,030 thousand respectively with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

Geographic information

Non-current assets excluding financial instruments and deferred tax assets:

(in € thousands)	June 30, 2025	June 30, 2026
Germany	237,880	231,703
Italy	80,185	60,679
United Kingdom	60,701	56,287
USA	41,256	19,899
Other	5,618	1,229
	425,640	369,796

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

8.    Selling, general and administrative expenses

Selling, general and administrative expenses include all personnel costs for LuxExperience Group, IT expenses, costs associated with the distribution centers, and other overhead costs. Selling, general and administrative expenses consist of the following:

	Year ended June 30,
(in € thousands)	2024	2025	2026
Personnel-related expenses	(126,366)	(173,824)	(399,632)
Rental and other facility-related expenses	(5,934)	(13,918)	(47,616)
IT expenses	(8,409)	(27,973)	(96,745)
Insurances and fees	(1,901)	(2,945)	(7,730)
Travel costs	(3,501)	(5,859)	(9,038)
Consulting and other services	(6,815)	(46,070)	(31,843)
Other	(6,366)	(7,503)	(12,320)
Total Selling, general and administrative expenses	(159,292)	(278,092)	(604,922)

The total selling, general and administrative (SG&A) expenses increased by €326.8 million from €278.1 million in fiscal year ended June 30, 2025 to €604.9 million in fiscal year ended June 30, 2026. The increase is primarily attributed to the acquisition of YNAP and the associated expenses, including consulting, legal, and accounting advisory fees. Share-based compensation expenses amounted to €19.7 million, €14.3 million and €18.5 million for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

Certain comparative amounts for the fiscal years ended June 30, 2025 and 2024 have been reclassified within selling, general and administrative expenses to conform to the current-year presentation. Amounts previously presented as “Other transaction-related, certain legal & other expenses” have been reclassified to the respective expense categories based on the nature of the underlying expenses. The reclassifications had no impact on total selling, general and administrative expenses.

9.    Other income (expense), net

Other income (expense), net consists of the following:

	Year ended June 30,
(in € thousands)	2024	2025	2026
Other income
Other income	1,471	626,311	6,303
Foreign exchange gains, net	1,349	—	—
	2,820	626,311	6,303
Other expenses
Foreign exchange losses, net	—	(3,768)	(10,285)
Other operational expenses	(2,553)	(9,006)	(11,619)
	(2,553)	(12,774)	(21,904)
	267	613,538	(15,602)

Other income (expense), net decreased by €629.1 million, from income of €613.5 million for the fiscal year ended June 30, 2025, to an expense of €15.6 million for the fiscal year ended June 30, 2026. The decrease was primarily due to the €623.5 million gain on bargain purchase recognized in connection with the acquisition of YNAP in fiscal year 2025. Excluding this nonrecurring gain, other income (expense), net primarily reflects foreign exchange gains and losses and other operational expenses.

10.    Finance income (costs), net

Finance expenses, net consists of the following:

	Year ended June 30,
(in € thousands)	2024	2025	2026
Finance costs
Other interest expenses	(1,861)	(3,113)	(3,699)
Interest expenses on leases	(2,916)	(4,167)	(10,820)
Total Finance costs	(4,777)	(7,280)	(14,519)

Interest income on cash held in bank accounts and leases	5	2,208	4,842
Interest income on investments	—	—	2,905
Foreign exchange gains on investments, net	—	—	2,577
Total Finance income	5	2,208	10,324
Finance income (costs), net	(4,772)	(5,072)	(4,195)

Interest income on cash held in bank accounts and leases was €4.8 million during the year ended June 30, 2026, compared to €2.2 million in fiscal year 2025. Further information on interest income on investments and interest expenses on leases can be found in Notes 31 and 16, respectively.

11.    Income tax expense

Income taxes comprise current income taxes and deferred taxes and consists of the following:

(in € thousands)	2024	2025	2026
Total current tax benefit / (expense)	(411)	(3,253)	(16,417)
Thereof prior year adjustments	189	252	(424)
Thereof other current income tax effects for the period	(600)	(3,504)	(15,993)
Total deferred tax benefit / (expense)	2,226	(317)	19,169
Thereof effects from origination and reversal of temporary balance sheet differences	61	(338)	23,441
Thereof prior year adjustments	30	195	—
Thereof effects from (non-) recognition of deferred tax assets on tax losses and interest carried forward	2,135	(175)	(4,272)
Income tax (expense) benefit	1,814	(3,570)	2,752

During fiscal year 2026, LuxExperience Group’s primary statutory tax rate for current income taxes was 26.76% (2025: 27.74% and 2024: 27.74%), consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the German corporate tax rate, and in fiscal year 2026 a trade tax rate of 10.94% (2025: 11.92%), being the statutory income tax rate of the German income tax group parent, LuxExperience B.V., located in Aschheim, Germany which changed due to the change in composition of the weighted average trade tax rate.

Due to the gradual reduction of corporate income tax in Germany, a tax rate range of 21.49% to 26.76% is applied for deferred taxes, depending on the expected reversal of temporary differences (2025: 27.74%).

For non-German companies, the current and deferred taxes at period-end were calculated using a range of applicable income tax rates between 0% to 30.0% (2025: 0% to 35.0%).

For 2026 and 2025, no tax expense or income relating to discontinued operations was recorded, either for the gain or loss on discontinuance or for the profit or loss from the ordinary activities of the discontinued operations.

The table below reconciles the expected income tax expense amount, based on LuxExperience Group’s expected tax rate (2026: 26.76%, 2025: 27.74%, 2024: 27.74%) to the actual income tax expense amounts for fiscal years 2024, 2025 and 2026.

	Year ended June 30,
(in € thousands)	2024	2025	2026
Income before tax from continuing operations	(26,725)	575,625	(159,995)
Income before tax from discontinued operations	—	(2,095)	(10,438)
Income (loss) before tax	(26,725)	573,530	(170,433)
Tax (expense) benefit based on expected group tax rate	7,414	(159,097)	45,608
Tax effects of:
Non-deductible expenses (for local taxes)	(218)	(304)	(223)
Other non-deductible expenses & permanent differences	(5,993)	167,289	(8,310)
Tax free income	90	(238)	39
Tax rate difference between group and local tax rates and changes in tax rates	64	(2,174)	(6,856)
Prior year adjustments	53	447	(424)
(Non-) recognition of deferred tax assets on tax losses carried forward, tax credits and temporary differences	6	(9,211)	(26,403)
Others	397	(282)	(678)
Income tax benefit (expense)	1,814	(3,570)	2,752
Effective total income tax rate (%)	(6.8)%	(0.62)%	(1.61)%
thereof according to Consolidated Statements of Profit or Loss and Comprehensive Income or Loss	1,814	(3,570)	2,752
thereof relating to discontinued operations	—	—	—

The material drivers leading to the difference between expected income tax expense and income tax expense are as follows:

Other non-deductible expenses in fiscal year 2026 mainly include the tax effect of expenses related to share-based payments under IFRS of €5,269 thousand (2025: €3,963 thousand, 2024: €5,134 thousand) which are not deductible for German income tax purposes.

In 2025, the gain on bargain purchase from the YNAP acquisition is considered in the income before tax. The tax related relief amount of €168,519 thousand is presented as a permanent difference and is included in Other non-deductible expense & permanent differences.

In 2026, a benefit resulting from previously unrecognized temporary differences of a prior period is used to reduce deferred tax expense in the amount of €17,441 thousand (2025: €0 thousand, 2024: €0 thousand). The effect is presented in line “(non-) recognition of deferred tax assets on tax losses carried forward, tax credits and temporary differences” in the tax rate reconciliation above.

On July 11, 2025, the German Bundesrat approved a reduction in the corporate income tax rate from 15% to 10% in five annual steps of 1% each, starting in the 2028 assessment period. This change affects the measurement of deferred tax assets and liabilities, as the tax rate to be used for this measurement is the rate expected to apply at the time of reversal of temporary differences or utilization of tax loss carryforwards and interest carryforwards. As this is an event that occurred in the reporting period, the effect of the valuation of deferred taxes at the lower tax rate is recognized in the reported balance sheet as of June 30, 2026. This results in a deferred tax income affecting profit or loss in the reporting period amounting to approximately one million euros.

In 2026, the utilization of tax loss carryforwards by LuxExperience B.V has decreased the deferred tax assets with an amount of €4,272 thousand. At the end of fiscal year 2026, LuxExperience B.V has no remaining loss carryforwards for which deferred tax assets were recognized.

For temporary differences associated with investments in subsidiaries at the amount of €39,166 thousand (2025: €43,404 thousand, 2024: €5,733 thousand), no deferred taxes have been recognized as the respective parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

12.    Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of LuxExperience B.V. by the basic weighted average number of ordinary shares outstanding during the period.

	Year Ended June 30,
(in € thousands, except share and per share data)	2024	2025	2026
Net income (loss) from continuing operations attributable to shareholders	(24,911)	572,054	(157,243)
Loss from discontinued operations net of tax attributable to shareholders	—	(2,095)	(10,438)
Net income (loss) attributable to shareholders	(24,911)	569,959	(167,681)
Weighted average ordinary shares outstanding (basic) — in millions	86.8	96.8	140.1
Adjustments for calculation of diluted earnings per share:
Long-Term Incentive Plan (Restricted Share Units)	—	1.7	—
Long-Term Incentive Plan (Options)	—	1.9	—
Alignment Award (Options)	—	0.4	—
Weighted average ordinary shares outstanding (diluted) — in millions	86.8	100.9	140.1
Basic earnings per share — continuing operations	(0.29)	5.91	(1.12)
Diluted earnings per share — continuing operations	(0.29)	5.67	(1.12)
Basic earnings per share — discontinued operations	(0.00)	(0.02)	(0.08)
Diluted earnings per share — discontinued operations	(0.00)	(0.02)	(0.08)
Basic earnings (loss) per ordinary share, € — net income (loss)	(0.29)	5.89	(1.20)
Diluted earnings (loss) per ordinary share, € — net income (loss)	(0.29)	5.65	(1.20)

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

Diluted earnings per share for continuing operations and discontinued operations are determined by dividing the respective net income (loss) from continuing operations and loss from discontinued operations net of tax attributable to ordinary shareholders by the diluted weighted average number of ordinary shares outstanding during the period. In 2024 and 2026, potential ordinary shares with a dilutive effect, including share options and share-based awards for which the performance conditions had not yet been satisfied, were excluded because their inclusion would have been anti-dilutive. Hence, the basic earnings per share corresponds to diluted earnings per share in fiscal years 2024 and 2026.

Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

The following table summarizes the potential ordinary shares excluded from the calculation of diluted earnings per share for fiscal years 2024, 2025 and 2026. Potential ordinary shares were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive during the respective periods. The excluded shares primarily comprise outstanding share options and share-based awards, including awards for which the applicable performance conditions had not yet been satisfied, that would have been anti-dilutive due to the Company’s loss position in fiscal years 2024 and 2026.

	As of June 30,
(in millions)	2024	2025	2026
Long-Term Incentive Plan and Supervisory Board Members Plan (Restricted Share Units)	2.5	0.6	4.1
Long-Term Incentive Plan (Stock options)	3.3	—	7.5
Alignment Award (Stock options)	6.1	3.3	4.6
Total	11.9	3.9	16.2

13.    Net sales

LuxExperience Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. LuxExperience Group generates revenue from the sale of merchandise shipped to customers as well as from commission for the rendering of services. Furthermore, LuxExperience Group recognizes revenues from retail media services.

The following table provides LuxExperience Group’s net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2024		2025		2026
Germany	127,867	15.2%	140,693	11.5%	204,882	8.2%
United States	171,795	20.4%	312,168	25.5%	843,843	33.7%
United Kingdom	57,299	6.8%	122,065	10.0%	287,291	11.5%
Europe (excluding Germany and United Kingdom) (1)	275,276	32.7%	375,474	30.6%	715,807	28.6%
Rest of the world (1)	208,615	24.8%	275,913	22.5%	450,871	18.0%
	840,852	100.0%	1,226,314	100.0%	2,502,695	100.0%

(1)No individual country other than the United States and the United Kingdom accounted for more than 10% of net sales during fiscal year 2026.

Substantially all amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales and is therefore not separately disclosed. No single customer accounted for more than 10% of LuxExperience Group’s net sales in any of the periods presented.

Net sales recognized from contract liabilities were €47,439 thousand in fiscal year 2026 (2025: €15,892 thousand, 2024: €2,007 thousand.)

Application of hedge accounting in fiscal year 2026 resulted in a €1,971 thousand decrease to net sales (2025: €953 thousand decrease; 2024: €1,511 thousand decrease).

14.    Intangible assets and goodwill

LuxExperience Group’s intangible assets and goodwill consist of the following:

	Year Ended June 30,
(in € thousands)	2025	2026
Intangible assets with finite life
Software and license	1,938	1,312
Development cost under construction	315	—
Intangible assets with indefinite life
Trademark	15,585	15,585
Goodwill	138,892	138,892
	156,731	155,790

Intangible assets with a finite useful life

LuxExperience Group has intangible assets with a finite useful life, consisting of licenses and software. Amortization expense of the intangible assets is entirely classified within depreciation, amortization and impairment losses in the consolidated statements of profit or loss and comprehensive income or loss.

The following table presents the changes in LuxExperience Group’s finite-lived intangible assets during fiscal year 2025 and fiscal year 2026:

	Year ended June 30,
(in € thousands)	2025	2026
Cost
Beginning of fiscal year	5,324	7,811
Additions	1,197	1,576
Disposals	(283)	(5,001)
Additions through business combination	1,605	—
Currency translation	(32)	(798)
End of fiscal year	7,811	3,588

Accumulated depreciation and impairment
Beginning of fiscal year	4,850	5,557
Amortization charge for the year	707	895
Disposals	—	(3,377)
Currency translation	—	(799)
End of fiscal year	5,557	2,276
Carrying amount at end of year	2,253	1,312

Indefinite-lived intangible assets - Trademark

LuxExperience Group’s Mytheresa and THERESA trademarks represent indefinite-lived intangible assets. LuxExperience Group assessed the trademarks for potential impairment during the fourth quarter of each fiscal year and determined that no impairment occurred. The recoverable amount of the trademarks was based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as Level 3 based on the inputs used in the valuation technique.

When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty method. Under this approach, management estimated future cash flows based on internal projections considering LuxExperience Group’s historical performance and forecasted growth, including an assumed terminal revenue growth rate of 2.0% p.a. (2025: 2.0%) following the five-year planning period, an assumed royalty rate of 2.0% (2025: 2.0%), and discount rates of 9.1% (2025:9.4%) for the Mytheresa trademark and 10.4% (2025: 10.4%) for the THERESA trademark.

The discount rates used were trademark-specific post-tax discount rates. The discount rate applied to the Mytheresa trademark is consistent with the discount rate used in the goodwill impairment assessment of the Luxury Mytheresa group of cash-generating units (“group of CGUs”), which comprises the online operations and the Munich retail stores. The discount rate applied to the THERESA trademark reflects the risk profile of the Munich retail store operations and was assessed separately.

Revenue growth was estimated based on internal projections considering LuxExperience Group’s historical performance and forecasted growth, including industry growth forecasts. The revenue growth rates over the five-year planning period are consistent with those used in the goodwill impairment assessment of the Luxury Mytheresa group of CGUs. The terminal growth rate applied in the impairment assessments does not exceed the average long-term growth rate for the relevant markets in which the trademarks are used. The discount rates and royalty rate are based on market participant assumptions. The assumed key assumptions applied in LuxExperience Group’s trademark impairment assessments are summarized in the table below. No impairments of the Mytheresa and THERESA trademarks were identified for the year ended June 30, 2026 (2025: none).

	Fiscal Year
(in € thousands)	2025	2026
Discount rate Mytheresa	9.4%	9.1%
Discount rate THERESA	10.4%	10.4%
Royalty rate	2.0%	2.0%
Terminal revenue growth rate	2.0%	2.0%

Goodwill

MGG acquired 100% of the outstanding shares of mytheresa.com GmbH on October 9, 2014 and Theresa Warenvertrieb GmbH on October 31, 2014. The goodwill resulting from this acquisition is attributable to LuxExperience Group’s online operations and retail store and is not deductible for tax purposes. No goodwill has been recognized from the YNAP Acquisition.

In fiscal year 2026, following the YNAP Acquisition and subsequent operating segment realignment disclosed in Note 7, management reassessed the level at which goodwill is monitored for internal management purposes. Prior to fiscal year 2026, goodwill was monitored and tested for impairment separately at the cash-generating unit (“CGU”) level, specifically the online CGU and retail store CGU levels.

Following the realignment, the online operations and the Munich retail store are managed as an integrated Luxury Mytheresa business. The budgeting, resource-allocation and performance-review information used by management to monitor the business associated with the goodwill is prepared and reviewed on a combined basis at the Luxury Mytheresa level. Consequently, the Luxury Mytheresa group of cash-generating units (the “group of CGUs”), comprising the online operations (the “online CGU”) and the retail store (the “retail store CGU”), represents the lowest level at which the business associated with the goodwill is monitored for internal management purposes. This level does not exceed the Group’s IFRS 8 operating segment.

For impairment-testing purposes, goodwill with a carrying amount of €138,892 thousand is allocated to and tested at the Luxury Mytheresa group-of-CGUs level. In the prior year, goodwill of €137,933 thousand and €959 thousand was allocated to the online CGU and the retail store CGU, respectively.

The recoverable amount of the Luxury Mytheresa group of CGUs is determined based on its value in use. The present value of the future cash flows expected to be derived from the group of CGUs is determined using the value in use (VIU) approach. The key assumptions used to determine value in use include the discount rate, the budgeted and expected revenue growth rate, including the terminal growth rate, and the EBITDA margin used to determine the terminal value.

Management estimates the discount rate using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the group of CGUs. The budgeted and expected growth rate is based on internal projections considering LuxExperience Group’s historical growth rates and the estimated sales volume in the next five years, taking into account external industry growth forecasts and an increase in LuxExperience Group’s overall market share. Further, management expects that the effects on the growth rate from overall economic trends, such as inflation, recessionary trends and geopolitical tensions, are temporary and will return to historical levels in the medium term.

The terminal value considers an expected growth rate in net sales of 2.0% (fiscal year 2025: 2.0)% and an EBITDA margin of 8.5% (fiscal year 2025: 7.8%) for the Luxury Mytheresa group of CGUs. The budgeted terminal value EBITDA margin takes into account an expected increase in gross profit margin related to the focus on Top Customers and sales of full-price items, as well as a decrease in the selling, general and administrative expense ratio over the next five years for the group of CGUs.

LuxExperience Group prepares cash flow forecasts derived from the most recent financial budget approved by management for the next five years. The assumed key assumptions for terminal growth rates and discount rates applied in LuxExperience Group’s goodwill impairment assessments for fiscal years 2026 and 2025 are summarized in the tables below. Comparative information for fiscal year 2025 reflects the impairment testing performed separately for the online CGU and the retail store CGU prior to the change in the level at which goodwill is monitored by management.

Fiscal Year
(in percentage)	2026
Luxury Mytheresa Group of CGUs
Budgeted and expected revenue growth rate (CAGR for the next five years)	11.4%
EBITDA margin in Terminal value	8.5%
Terminal growth rate	2.0%
Pre-Tax Discount rate	11.9%

Fiscal Year
(in percentage)	2025
Online CGU
Budgeted and expected revenue growth rate (CAGR for the next five years)	9.6%
EBITDA margin in Terminal value	7.8%
Terminal growth rate	2.0%
Pre-Tax Discount rate	12.2%
Retail store CGU
Budgeted and expected revenue growth rate (CAGR for the next five years)	0.9%
EBITDA margin in Terminal value	30.1%
Terminal growth rate	2.0%
Pre-Tax Discount rate	13.2%

The terminal growth rate applied in the impairment assessment does not exceed the average long-term growth rate for the relevant markets. The terminal growth rate was determined based on management’s estimate of the long-term growth rate of those markets, consistent with the assumptions that a market participant would make.

The discount rate is based on a risk-free rate of 3.5% (fiscal year 2025: 3.0%) and a market risk premium of 5.5% (fiscal year 2025: 6.5%). In addition, beta factors derived from an appropriate peer group, together with the estimated cost of debt and capital structure, are taken into account in determining the discount rate for the Luxury Mytheresa group of CGUs.

The estimated recoverable amount of the Luxury Mytheresa group of CGUs exceeded its carrying amount by approximately €483 million (fiscal year 2025: €212 million.) The following table shows the individual changes in key assumptions that would reduce the recoverable amount to the carrying amount. The fiscal year 2026 sensitivity analysis relates to the Luxury Mytheresa group of CGUs, while the fiscal year 2025 comparative analysis relates to the online CGU, which was tested separately prior to the realignment.

	Change required for carrying amount to be equal to
	recoverable amount
(in percentage)	2025	2026
Discount rate	2.7%	6.0%
EBITDA margin in Terminal value	(2.2)%	(4.3)%
Budgeted revenue growth rate (CAGR for the next five years)	(6.0)%	(21.6)%

15.    Property and equipment

Changes in Property and equipment during the years presented were as follows:

	Construction	Leasehold	Other fixed assets and	Total property and
(in € thousands)	in progress	improvements	office equipment	equipment
Cost
As of July 1, 2024	—	18,215	49,672	67,888
Additions through business combination	360	2,547	17,086	19,993
Additions	843	590	1,462	2,895
Transfer	(1,012)	(670)	1,682	—
Disposals	—	(50)	(7,997)	(8,047)
Currency Translation	(12)	(39)	45	(6)
As of June 30, 2025	180	20,593	61,950	82,723

Accumulated depreciation and impairment
As of July 1, 2024	—	8,050	16,184	24,234
Depreciation charge of the year	—	1,322	6,183	7,505
Impairment losses	—	2,332	739	3,071
Disposals	—	—	(7,988)	(7,988)
As of June 30, 2025	—	11,704	15,117	26,821

Carrying amount
As of July 1, 2024	—	10,166	33,487	43,653
As of June 30, 2025	180	8,889	46,832	55,901

Cost
As of July 1, 2025	180	20,593	61,950	82,723
Additions	5,744	3,582	3,828	13,154
Transfer	(5,038)	4,701	337	—
Disposals	250	(8,984)	(2,307)	(11,041)
Currency Translation	—	(196)	(261)	(456)
As of June 30, 2026	1,136	19,697	63,548	84,381

Accumulated depreciation and impairment
As of July 1, 2025	—	11,704	15,117	26,821
Depreciation charge of the year	—	3,585	9,147	12,731
Disposals	—	(8,265)	(798)	(9,063)
Currency Translation	—	(267)	(355)	(622)
As of June 30, 2026	—	6,756	23,111	29,867

Carrying amount
As of July 1, 2025	180	8,889	46,833	55,902
As of June 30, 2026	1,136	12,941	40,437	54,514

Property and equipment decreased from €55,901 thousand as of June 30, 2025 to €54,514 thousand as of June 30, 2026.

16.    Leases

Expenses on leases under the low value and short-term exemptions amounted to €4,915 thousand in fiscal year 2026 (2025: €2,896 thousand, 2024: €197 thousand). Expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to €0 thousand in fiscal year 2026 (2025: €0 thousand, 2024: €0 thousand). LuxExperience Group incurred depreciation expense and interest expense to the amount of €48,484 thousand during fiscal year 2026 (2025: €18,622 thousand, 2024: €12,406 thousand).

No rent concessions were granted or recognized in fiscal year 2026 (2025: none, 2024: none).

The non-current lease liabilities in fiscal year 2026 amounted to €145,741 thousand (2025: €176,718 thousand, 2024: €40,483 thousand) and the current lease liabilities amounted to €33,315 thousand (2025: €32,085 thousand, 2024: €9,282 thousand). See Note 29 for a maturity analysis of the Company’s future lease payments.

The lease receivable amounted to €13,621 thousand as of June 30, 2026, of which €9,751 thousand was classified as non-current and €3,870 thousand as current.

	Year ended June 30, 2026
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Lease receivables	3,862	11,933	—	15,795	13,621
Total	3,862	11,933	—	15,795	13,621

Some property leases contain extension options exercisable by LuxExperience Group up to one year before the end of the non-cancellable contract period. Where practicable, LuxExperience Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by LuxExperience Group and not by the lessors. LuxExperience Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. LuxExperience Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. LuxExperience Group estimates that, if all extension options under current leases were exercised, the resulting additional undiscounted lease payments over the respective extension periods would amount to €133.4 million.

LuxExperience Group classified rent cash deposits under other non-current asset of €3,624 thousand (2025: €1,846 thousand).

The total cash outflow for principal lease payments amounted to €35,046 thousand in fiscal year 2026 (2025: €10,057 thousand, 2024: €7,924 thousand). The total cash outflow related to interest expenses arising from lease liabilities amounted to €10,820 thousand in fiscal year 2026 (2025: €4,167 thousand, 2024: €2,916 thousand).

Right-of-use asset activity during the reporting periods presented is comprised of the following:

		Company	Total
	Land and	Cars and	right-of-
(in € thousands)	buildings	Equipment	use assets
Cost
As of July 1, 2024	89,510	213	89,722
Additions	3,935	1,068	5,003
Additions through business combination	158,254	8,177	166,431
Currency Translation	(1,289)	(28)	(1,317)
As of June 30, 2025	250,411	9,431	259,841

Accumulated Depreciation and Impairment
As of July 1, 2024	44,119	135	44,254
Additions	13,658	798	14,456
As of June 30, 2025	57,777	933	58,710

Carrying Amount
As of July 1, 2024	45,390	78	45,468
As of June 30, 2025	192,633	8,498	201,130

		Company	Total
	Land and	Cars and	right-of-
(in € thousands)	buildings	Equipment	use assets
Cost
As of July 1, 2025	250,411	9,431	259,841
Additions	10,402	3,697	14,099
Disposals	(27,508)	1	(27,507)
Currency Translation	942	14	957
As of June 30, 2026	234,246	13,144	247,390

Accumulated Depreciation and Impairment
As of July 1, 2025	57,777	933	58,710
Additions	31,271	6,393	37,664
Disposals	(8,363)	—	(8,363)
Impairment	4,322	—	4,322
Currency Translation	918	13	931
As of June 30, 2026	85,925	7,339	93,264

Carrying Amount
As of July 1, 2025	192,633	8,498	201,130
As of June 30, 2026	148,322	5,805	154,127

17.    Other current and non-current assets

Other current assets consist of the following:

	As of June 30,
(in € thousands)	2025	2026
Right of return assets	51,373	46,372
Current VAT receivables	3,223	14,812
Prepaid expenses	20,852	22,495
Receivables from payment service providers	9,033	9,351
Advance payments	10,043	24,515
DDP duty drawbacks (1)	9,722	44,838
Other current assets (2)	23,336	21,615
Current tax receivables	7,183	8,346
Net investment in sublease – current (3)	—	3,870
	134,766	196,214
(1)	The position is related to DDP duty drawbacks for international customs.
(2)	Other current assets consist mostly of creditors with debit balances.
(3)	The position is comprised of the current portion of net investment in sublease entered into in Clifton, New Jersey. Refer to Note 32 - Discontinued Operations for further details.

Other non-current assets consist of the following:

(in € thousands)	June 30, 2025	June 30, 2026
Other non-current receivables	1	—
Non-current deposits	5,186	3,624
Non-current prepaid expenses (1)	6,691	5,365
Net investment in sublease – non-current (2)	—	9,751
	11,878	18,739
(1)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.
(2)	The net investment in sublease is comprised of the non-current portion of the net investment in sublease entered into in Clifton, New Jersey. Refer to Note 32 - Discontinued Operations for further details.

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

Inventory is written down when its net realizable value falls below its carrying amount and reversed when the circumstances that previously caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value. Positive amounts primarily reflect the utilization of previously recognized inventory write-downs relating to inventory that was sold during the period or the reversal of previously recognized write-downs.

The amounts recognized in profit or loss in relation to inventories were as follows:

	As of June 30,
(in € thousands)	2024	2025	2026
Cost of inventories sold	449,590	640,913	1,341,037
Inventory (write-downs) and utilization or reversal of previously recognized write-downs	6,658	(1,474)	(1,258)

Specific inventory located in the Leipzig warehouse, with a carrying amount of approximately €371.0 million as of June 30, 2026 (June 30, 2025: €348 million), serves as collateral under the Group’s revolving credit facility agreement. The pledged inventory remains in the Group’s possession and is used and managed in the ordinary course of business.

19.    Trade and other receivables

The carrying amount of trade and other receivables approximates their fair value due to their short-term nature. The trade and other receivables are non-interest bearing. The maximum credit risk at the balance sheet date, which corresponds to the carrying amount of trade and other receivables, was taken into account in accordance with IFRS 9 when measuring the allowance for expected credit losses. Information about the impairment of trade and other receivables and LuxExperience Group’s exposure to credit risk, currency risk and interest rate risk can be found in Note 29. The amount of impairment allowance at June 30, 2026 is €4,302 thousand (2025: €4,131 thousand).

20.    Shareholder’s equity

Subscribed capital

As of June 30, 2026, Subscribed capital is €2 thousand, representing 139,699,831 shares outstanding with a nominal value per share of €0.000015.

On April 23, 2025, LuxExperience B.V. completed the YNAP Acquisition and, pursuant to the Share Purchase Agreement, LuxExperience B.V. issued an aggregate 49,741,342 of its Ordinary Shares to Richemont Italia. Immediately after the issuance of these shares, there were 136,374,256 Ordinary Shares outstanding.

Capital reserve

Initial Public Offering

The following information regarding the Initial Public Offering was previously disclosed in the Company’s annual report for the fiscal year ended June 30, 2021.

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

Total transaction costs of €16,740 thousand relating to the initial public offering were incurred, of which €12,190 thousand have been expensed and are included in the selling, general and administrative expenses within the consolidated statement of operations and are part of operating cash flows in the statement of cash flow. Transaction costs of €4,550 thousand have been directly deducted from the capital reserve, after recognizing €1,249 thousand taxes connected to the Transaction costs.

YNAP Acquisition

On April 23, 2025, LuxExperience B.V. completed the YNAP Acquisition. The difference of €345,552 thousand between the nominal value and the market price at acquisition of the 49,741,342 Ordinary Shares issued to Richemont Italia was allocated to the capital reserve.

Profits are reflected within the Retained earnings (losses) of LuxExperience Group.

Ordinary shares issued

	As of June 30,
(ADSs, representing an equal number of ordinary shares)	2025	2026
Basic shares (post-split)	70,190,687	70,190,687
IPO shares (post-split)	14,233,823	14,233,823
Shares issued as consideration for the YNAP Acquisition	49,741,342	49,741,342
Supervisory Board Award (Restricted Share Units Vested)	124,388	343,451
Long-Term Incentive Plan (Restricted Share Units Vested and Options Exercised)	624,449	2,403,805
Sign-On Award (Restricted Share Units Vested)	6,269	6,269
Restoration Award (Phantom Shares) - Converted	847,525	1,221,274
Alignment Award (Options) - Exercised	1,451,243	1,506,817
Employee stock purchase plan (ESPP)	41,882	52,363
Number of ordinary shares	137,261,608	139,699,831

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

21.    Liabilities to banks

As of June 30, 2026, LuxExperience Group had an amended €125.0 million syndicated Revolving Credit Facility in place, following an increase in the facility size and an extension of its maturity to September 2028. Under the Revolving Credit Facility, LuxExperience Group is subject to financial covenants that include requirements related to working capital as a borrowing base and a maximum group net debt leverage ratio. As of June 30, 2026, LuxExperience Group had no borrowings outstanding under the facility, while €27.8 million was utilized in the form of guarantees.

In addition, the Net-A-Porter Group Limited maintains a separate €100.0 million revolving credit facility with Richemont International Holding S.A, maturing in 2031 (the “YNAP RCF”). As of June 30, 2026, LuxExperience Group had no borrowings outstanding under the YNAP RCF.

22.    Tax liabilities

Tax liabilities result from current income taxes.

Changes in LuxExperience Group’s tax liabilities were as follows:

	As of June 30,
(in € thousands)	2024	2025	2026
Beginning of fiscal year	22,987	10,643	2,764
Additions	1,725	1,536	11,952
Additions through business combination	—	1,601	—
Utilizations	(13,477)	(11,017)	(2,199)
Release	(592)	—	(60)
End of fiscal year	10,643	2,764	12,457

The increase in tax liabilities is due to the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period.

23.    Provisions

Provisions consist of obligations resulting in an expected outflow of economic benefits. Provisions consist of the following as of June 30, 2026:

(in € thousands)	Dismantling	Other	Total
As of June 30, 2024	2,789	—	2,789
Additions	—	5,507	5,507
Additions through business combination	—	7,360	7,360
Releases	(484)	(1,119)	(1,603)
Utilizations	—	(661)	(661)
Currency translation	(101)	—	(101)
As of June 30, 2025	2,305	10,985	13,290
Additions	163	17,849	18,012
Releases	—	(9,358)	(9,358)
Utilizations	—	(2,929)	(2,929)
Currency translation	—	32	32
As of June 30, 2026	2,468	16,580	19,048

LuxExperience Group leases its Corporate headquarters, central distribution centers and the retail stores in Germany. LuxExperience Group recognizes a provision for expected dismantling costs to be incurred at the end of the respective lease terms for these facilities based on external data sources and internal experience from past dismantling activities. Included in Other provisions are provisions for operational risk.

24.    Other liabilities

Other current liabilities consist of the following:

	As of June 30,
(in € thousands)	2025	2026
Personnel-related liabilities (1)	34,272	43,953
Customer returns	83,078	76,749
Liabilities from sales tax	35,758	49,453
Liabilities against brand partners	14,462	11,300
Accrued expenses & other liabilities	179,265	167,476
Total	346,835	348,932

(1) Personnel-related liabilities include amounts related to the transformation plan described below.

On September 3, 2025, the Company announced that, as part of its transformation plan for YNAP, it was considering efficiency measures that may include a partial reduction of the workforce across several sites in Italy, the United Kingdom, the United States and other jurisdictions. These actions were subject to applicable information and consultation processes with employee representatives in each jurisdiction, which have since been completed. Based on current assessments, these measures are expected to affect up to approximately 700 employees. The ultimate scope, timing and financial impact of any workforce adjustments may continue to differ from the figures currently presented.

In connection with the above announcement, €33.1 million in restructuring expenses have been recognized during the year ended June 30, 2026.

25.    Deferred income tax assets and liabilities, net

The following table depicts the changes in deferred tax balances through equity and profit or loss for the periods presented.

	As of June 30,
(in € thousands)	2024	2025	2026
Deferred tax assets / (liabilities), net
Beginning of fiscal year	(237)	1,989	1,672
Recognized through equity / other comprehensive income	—	—	—
Recognized through profit or loss	2,226	(317)	19,169
End of fiscal year	1,989	1,672	20,841

LuxExperience Group’s deferred tax balance for each of the years presented consists of the following as of June 30:

	2025		2026
	Deferred tax		Deferred tax
(in € thousands)	Assets	Liabilities	Assets	Liabilities
Intangible assets and goodwill	174	(4,323)	—	(3,348)
Property and equipment	19,194	(8,143)	22,751	(1,147)
Inventory	8,722	(99)	7,857	—
Receivables	2,099	—	1,012	—
Right-of-Use asset, contract asset and other assets	289	(36,080)	5,011	(27,639)
Lease liabilities, contract liabilities and other liabilities	18,852	(3,852)	12,991	(4,583)
Provisions	587	(20)	7,934	—
Tax losses carried forward	4,272	—	—	—
Total Gross	54,189	(52,517)	57,558	(36,717)
Netting	(52,506)	52,506	(34,336)	34,336
Total net	1,683	(11)	23,222	(2,381)

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

For existing unused tax losses carried forward of €1,846,630 thousand, no deferred tax asset has been recognized in 2026 (2025: €1,519,226 thousand; 2024: €123 thousand). The tax loss carryforwards are mainly in Italy and UK which do not have an expiration date.

Following the demerger of the Italian luxury business into a newly established entity, the existence of the related tax loss carryforwards of €622,553 thousand is subject to a tax ruling process with the Italian tax authorities that had not been concluded as at the date these financial statements were authorized for issue.

For existing interest carryforwards of €66,466 thousand, no deferred tax asset has been recognized in 2026 (2025: €62,983, 2024: €0). The interest carryforwards do not have an expiry date.

The total temporary difference for which no deferred tax asset has been recognized amounts to €96,104 thousand (2025: €310,413, 2024: €0).

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

Based on the calculations for fiscal year 2026, the group has not recognized any effects for Pillar Two.

27.    Related party transactions

As of June 30, 2026, LuxExperience Group was a 47.6% owned subsidiary of MYT Holding LLC, USA (2025: 48.6)%. In management’s judgement, the ultimate controlling party of LuxExperience Group as of June 30, 2026, is MYT Ultimate Parent LLC, USA. Richemont Italia Holding S.p.A., Italy, a subsidiary of Compagnie Financière Richemont SA, held a 35.6% ownership interest in LuxExperience Group (2025: 36.4%). Compagnie Financière Richemont SA, together with its subsidiaries and equity-accounted investments, constitutes the Richemont Group.

Related Parties transactions

As of June 30, 2026, LuxExperience Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €213 thousand (2025: €213 thousand). Further, LuxExperience Group had unsecured liabilities to MYT Ultimate Parent LLC, USA in an amount of €838 thousand (2025: €838 thousand). These balances resulted from various intercompany charges incurred before July 2020.

The Net-A-Porter Group Limited maintains a separate €100.0 million revolving credit facility with Richemont International Holding S.A., a subsidiary of Compagnie Financière Richemont SA (“Richemont”), maturing in 2031. The interest rate on this RCF is based on the 3-month Euribor plus an applicable margin for any utilized portion of the facility. No amounts were drawn under this RCF as of June 30, 2026. Should the facility be drawn in the future, any outstanding amounts would be secured by certain of the Company’s inventories and receivables.

As of June 30, 2026, LuxExperience Group had receivables against Richemont Group totaling €1,485 thousand (2025: €43,652 thousand) as well as unsecured liabilities to Richemont Group amounting to €18,990 thousand (2025: €24,747 thousand). These balances resulted mainly from purchase and sale transactions with Richemont Group brands in fiscal year 2026. During fiscal 2026, LuxExperience Group purchased inventory of €81,254 thousand (2025: €30,982 thousand) from Richemont Group brands and generated income of €2,776 thousand (2025: €1,870 thousand), mainly from management and information technology services. Furthermore, during fiscal 2026 LuxExperience Group returned goods to Richemont brands amounting to €33,907 thousand as part of the wind down of the OFS business.

During the year ended June 30, 2026, the Group recorded an amount of €3,617 thousand as other income relating to a refund received from the Italian Competition Authority. In accordance with an existing arrangement with Richemont, 85% of this refund was passed on to Richemont, which was recorded as an offsetting amount within other income amounting to €3,074 thousand.

Key Management Personnel Compensation

Key management personnel as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of LuxExperience Group. The managing directors of the Company have the authority and responsibility for planning, directing and controlling LuxExperience Group’s operating activities. The following table shows the personnel expenses for managing directors:

	Year Ended June 30,
(in € thousands)	2024	2025	2026
Short-term compensation	4,073	6,610	7,584
Share-based compensation - IPO related compensation for Managing Directors	10,769	3,255	—
Share-based compensation - Long-term incentive program	2,640	6,005	8,355
Total Share-based compensation	13,408	9,260	8,355
Total personnel expenses for Managing Directors	17,481	15,870	15,940

Refer to Note 28 for further details regarding the Share-based compensation.

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

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from Grant Date.	The restoration awards are fully vested on the Grant Date.

Annual Plan

Additionally, the Compensation Committee of the Supervisory Board recommends and Supervisory Board approves annually the Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022, 2023, 2024 and 2025, the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023, 2024 and 2025, certain stock options were granted to selected key management members under the new 2023 Omnibus Incentive Compensation Plan adopted on the 8th of November 2023 (the “2023 Plan”). Furthermore, restricted shares have been granted to Supervisory Board Members as part of the annual LTI plan.

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

Supervisory Board Members Plan

Fiscal Year 2024:

On September 5, 2023, 11,478 RSUs were granted to one Supervisory Board Member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSUs vested on September 5, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.63, the closing share price of the grant date.

On November 8, 2023, 149,147 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSUs vested on November 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.52, the closing share price of the day before the grant date.

Fiscal Year 2025:

On November 12, 2024, 85,502 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The RSUs vested on November 12, 2025 and were net settled. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 6.14, the closing share price of the grant date.

Fiscal Year 2026:

On December 17, 2025, 94,006 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSUs will vest on December 17, 2026. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 8.51, the closing share price of the grant date.

The following tables summarize the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Share Units
Date of first grant	September 5, 2023	November 8, 2023	November 12, 2024	December 17, 2025
Number granted	11,478	149,147	85,502	94,006
Vesting conditions	The restricted share units vested in full on September 5, 2024.	The restricted share units vested in full on November 8, 2024.	The restricted share units vested on November 12, 2025 and were net settled.	The restricted share units are scheduled to vest in full on December 17, 2026.

Long-Term Incentive Plan

Fiscal Year 2024:

On July 1, 2023, 3,113,125 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,696,022 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,417,103 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded vested in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs vested after 3 years on June 30, 2026 and the award vested at 100% of the granted amount. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 3,113,125 RSUs, which was approved in the AGM on November 8, 2023.

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

Fiscal Year 2025:

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

On October 1, 2024, 102,740 time-vesting RSUs were granted to a selected key management member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.65, the closing share price of the day before the grant date. The total number of RSU’s vested on June 30, 2025.

Fiscal Year 2026:

On July 1, 2025, 1,220,752 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.89, the closing share price of the grant date. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2026, June 30, 2027 and June 30, 2028, subject to continued service on such vesting dates.

On July 1, 2025, 1,026,945 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.89.

On July 1, 2025, 2,076,491 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.89. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On August 1, 2025, 28,320 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.58, the closing share price of the grant date. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2026, June 30, 2027 and June 30, 2028, subject to continued service on such vesting dates.

On August 1, 2025, 24,125 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.58.

On August 1, 2025, 50,198 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.58. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On September 1, 2025, 3,449 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.28, the closing share price of the day before the grant date. The RSUs vested on June 30, 2026 and were net settled.

On October 1, 2025, 6,465 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.97. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On October 1, 2025, 3,730 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 8.50, the closing share price of the day before the grant date. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2026, June 30, 2027 and June 30, 2028, subject to continued service on such vesting dates.

On October 1, 2025, 3,178 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 8.50, the closing share price of the day before the grant date.

The following tables summarize the main features of time-vesting RSUs under the annual plan:

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Time-vesting RSUs
Service commencement date	July 1, 2023	July 1, 2024	Oct. 1, 2024
Grant date	Nov. 8, 2023	July 1, 2024	Oct. 1, 2024
Number granted	1,696,022	1,252,241	102,740
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Vested in full on June 30, 2025.

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Time‑vesting RSUs
Service commencement date	July 1, 2025	August 1, 2025	September 1, 2025	October 1, 2025
Grant date	July 1, 2025	August 1, 2025	September 1, 2025	October 1, 2025
Number granted	1,220,752	28,320	3,449	3,730
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Vested on June 30, 2026 and were net settled.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.

The following tables summarize the main features non-market performance RSUs under the annual plan:

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Non-market performance RSUs
Service commencement date	July 1, 2023	July 1, 2024
Grant date	Nov. 8, 2023	July 1, 2024
Number granted	1,417,103	1,043,193
Vesting conditions	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and Adjusted EBITDA margin.

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Non-market performance RSUs
Service commencement date	July 1, 2025	August 1, 2025	July 1, 2025
Grant date	July 1, 2025	August 1, 2025	October 1, 2025
Number granted	1,026,945	24,125	3,178
Vesting conditions	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.

The following tables summarize the main features of the stock option awards under the annual plan:

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Stock options
Service commencement date	July 1, 2023	July 1, 2024
Grant date	Various dates	July 1, 2024
Number granted	3,605,301	3,277,477
Vesting conditions	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Stock options
Service commencement date	July 1, 2025	August 1, 2025	July 1, 2025
Grant date	July 1, 2025	August 1, 2025	October 1, 2025
Number granted	2,076,491	50,198	6,465
Vesting conditions	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.

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

On May 17, 2024, the Company commenced its second open enrollment period for its Employee Share Purchase Program. The expense that was recorded in equity, displaying the contribution of MYT Netherlands Parent B.V. to the employees, amounted to €18 thousand. 12,241 shares were issued in the program. The grant date fair value amounts to USD 6.00.

On May 13, 2025, the Company commenced its third open enrollment period for its Employee Share Purchase Program. The expense that was recorded in equity, displaying the contribution of LuxExperience B.V. to the employees, amounted to €21 thousand. 10,481 shares were issued in the program. The grant date fair value amounts to USD 9.27.

On May 21, 2026, the Company commenced its fourth open enrollment period for its Employee Share Purchase Program. The expense that was recorded in equity, displaying the contribution of LuxExperience B.V. to the employees, amounted to €99 thousand. 65,036 shares were issued in the program. The grant date fair value amounts to USD 7.05.

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

	Grant date		Grant date		Grant date
Black Scholes Model - Weighted Average Values	November 8, 2023		December 15, 2023		July 1, 2024
Weighted average fair value	$0.64		$0.65		$1.82
Exercise price	$4.00		$4.00		$5.07
Weighted average share price	$3.41		$3.55		$5.07
Expected volatility	45.83%		45.32%		64.47%
Expected life	1.65	years	1.55	years	1.97	years
Risk free rate	3.00%		2.37%		2.88%
Expected dividends	—		—		—

	Grant date		Grant date		Grant date
Black Scholes Model - Weighted Average Values	July 1, 2025		August 1, 2025		October 1, 2025
Weighted average fair value	$2.83		$2.64		$2.84
Exercise price	$7.89		$7.58		$7.97
Weighted average share price	$7.89		$7.58		$7.97
Expected volatility	65.43%		63.10%		64.69%
Expected life	1.97	years	1.97	years	1.97	years
Risk free rate	1.83%		1.88%		1.97%
Expected dividends	—		—		—

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

c)Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Year ended June 30,
(in € thousands)	2025	2026
Classified within capital reserve (beginning of year)	175,591	188,032
Expense related to:	12,441	11,334
Share Options (Alignment Grant)	4,178	—
Share Options (LTI)	3,673	4,306
Restricted Share Units (Supervisory Board Members Plan)	495	326
Restricted Share Units (LTI)	4,074	6,603
Employee Share Purchase Program	21	99
Classified within capital reserve (end of year)	188,032	199,366

During the year ended June 30, 2026, the Company withheld 1,274,380 shares (276,612 during fiscal 2025) to cover tax obligations related to the vesting of RSUs as part of both the LTI plan and the supervisory board members plan. The total value of the shares withheld was €8,355 thousand (€1,846 thousand during fiscal 2025), which was based on the market price of the Company’s shares on the respective vesting dates.

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment award
		Wtd. Average
	Options	Exercise Price (USD)
June 30, 2024	6,063,090	8.57
Forfeited	(215,529)	11.58
Exercised	(1,194,084)	5.79
June 30, 2025	4,653,477	9.09

June 30, 2025	4,653,477	9.09
Forfeited	—	N/A
Exercised	(55,574)	6.46
June 30, 2026	4,597,903	9.12

The range of exercise prices for the share options outstanding as of June 30, 2026 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 4.56 years.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Share Options under the Long-Term
	Incentive Plan
		Wtd. Average
	Options	Exercise Price (USD)
June 30, 2024	3,309,066	4.00
Granted	3,277,477	5.07
Forfeited	(12,997)	4.53
Exercised	(195,297)	4.00
June 30, 2025	6,378,249	4.55

June 30, 2025	6,378,249	4.55
Granted	2,133,154	7.88
Forfeited	(72,372)	7.31
Exercised	(936,738)	4.08
June 30, 2026	7,502,293	5.53

The range of exercise prices for the share options outstanding as of June 30, 2026 is between 4.00 USD and 7.97 USD. The average remaining contractual life is 7.99 years.

During the year ended June 30, 2026, options exercised by employees resulted in total proceeds of €3,479 thousand, which were recognized as an increase in capital reserve.

29.    Financial instruments and financial risk management

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

Financial instruments as of June 30, 2025 are as follows:

	Year ended June 30, 2025
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Non-current financial assets
Non-current deposits	5,186	—	Amortized cost	—	—
Current financial assets
Trade and other receivables	96,676	—	Amortized cost	—	—
Cash and cash equivalents	603,593	—	Amortized cost	—	—
Other assets	134,766	92,880
thereof deposits	28	—	Amortized cost	—	—
thereof other financial assets	41,858	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	176,718	176,718	N/A	—	—
Other liabilities	364	364	N/A	—	—
Current financial liabilities
Liabilities to banks	10,000	—	Amortized cost
Tax liabilities	2,764	2,764	N/A
Lease liabilities	32,085	32,085	N/A	—	—
Trade and other payables	285,722	—	Amortized cost	—	—
Other liabilities	346,835	263,757
thereof other financial liabilities	83,078	—	Amortized cost	—	—

Financial instruments as of June 30, 2026 are as follows:

	Year ended June 30, 2026
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Non-current financial assets
Non-current deposits	3,624	—	Amortized cost	—	—
Net investment in sublease – non-current	9,751	—	Amortized cost	—	—
Prepaid expenses	5,365	5,365	N/A	—	—
Non-current financial assets – Treasury Investments (1)	125,000	—	Amortized cost	125,000	Level 2
Current financial assets
Trade and other receivables	41,655	—	Amortized cost	—	—
Cash and cash equivalents measured at amortized cost	283,792	—	Amortized cost	—	—
Cash and cash equivalents measured at FVTPL	33,910		FVTPL	33,910	Level 1
Other assets	196,214	117,829
thereof deposits	34	—	Amortized cost	—	—
thereof other financial assets	74,481	—	Amortized cost	—	—
thereof Net investment in sublease – current	3,870	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	145,741	145,741	N/A	—	—
Other liabilities	947	947	N/A	—	—
Current financial liabilities
Tax liabilities	12,457	12,457	N/A	—	—
Lease liabilities	33,315	33,315	N/A	—	—
Trade and other payables	239,491	—	Amortized cost	—	—
Other liabilities	348,932	272,183
thereof other financial liabilities	76,749	—	Amortized cost	—	—
(1)

The fair value of the treasury investments measured at amortized cost amounted to €125.0 million as of June 30, 2026 and materially approximated the carrying amount. The fair value was determined using a discounted cash flow technique based on contractual cash flows and observable market interest rates and credit spreads and was classified within Level 2 of the fair value hierarchy.

The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 are as follows:

	Year ended June 30,
	2024	2025	2026
	Carrying	Carrying	Carrying
(in € thousands)	amount	amount	amount
Financial assets measured at Amortized cost (AC)	49,967	747,341	542,206
Financial liabilities measured at Amortized cost (AC)	106,385	378,800	316,240

Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

There were no transfers between the different levels of the fair value hierarchy during fiscal year 2025 and fiscal year 2026. LuxExperience Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period.

As LuxExperience Group does not meet the criteria for offsetting, no financial instruments are netted.

Foreign exchange derivatives held only during the year were designated as hedging instruments, the effective fair value changes of which were recognized in separate components of equity. The development of the corresponding reserves is shown in the following table:

(in € thousands)	July 1, 2025	Additions	Reclassification	June 30, 2026
OCI 1	—	302	(302)	—
OCI 2	—	1,448	(1,448)	—

Net gains or losses:

The table below shows the net gains and losses of financial instruments per measurement categories defined by IFRS 9:

	Year ended June 30,
(in € thousands)	2024	2025	2026
Financial assets measured at Amortized cost (AC)	—	2,208	6,693
Financial assets measured at FVTPL	—	—	3,631
Financial liabilities measured at Amortized cost (AC)	(1,861)	(3,113)	(3,699)

Net gains and losses on financial liabilities measured at amortized cost include gains and losses from interest expenses. Net gains and losses on financial assets and financial liabilities measured at fair value through profit or loss represent changes in fair value measurement.

Interest income and expenses:

Interest expense is calculated by applying the effective interest rate to the gross carrying amount of liabilities measured at amortized cost (See Note 10).

Loss allowance:

The movement in the loss allowance for expected credit losses in respect of trade and other receivables during fiscal year 2025 and fiscal year 2026 was as follows:

	Year ended June 30,
in € thousands	2025	2026
Beginning of fiscal year	—	4,131
Decrease in loss allowance during the period	—	—
Additions through business combinations	2,627	—
Increase in loss allowance during the period	1,504	171
End of fiscal year	4,131	4,302

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

Currency risk

Currency risks exist in particular where trade receivables, trade payables, cash and cash equivalents and planned transactions are not or will not be denominated in Euro and based on the functional currency of the subsidiaries. LuxExperience Group generates net sales in several different currencies, mostly denominated in either Euro or U.S. Dollars.

LuxExperience Group economically hedged its net foreign currency exposure at around 25%, by entering into foreign exchange hedging transactions with a maximum duration of one year. LuxExperience Group applied hedge accounting to these transactions during fiscal year 2026. As of June 30, 2026 and 2025, LuxExperience Group has no derivatives outstanding.

The following tables show the impact to profit or loss if the foreign currencies increase or decrease against the Euro (foreign exchange sensitivity), based on the exposures in GBP and U.S. Dollars as of the reporting date.

	FX Sensitivity for USD
	Year ended June 30,
	2025		2026
	€ appreciation	€ depreciation	€ appreciation	€ depreciation
in € thousands	+10%	-10%	+10%	-10%
€ Sensitivity	10,645	(13,011)	3,095	(3,782)

	FX Sensitivity for GBP
	Year ended June 30,
	2025		2026
	€ appreciation	€ depreciation	€ appreciation	€ depreciation
in € thousands	+10%	-10%	+10%	-10%
€ Sensitivity	2,235	(2,732)	6,418	(7,845)

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

LuxExperience Group has revolving credit facilities in place to balance monthly cash flow volatility, including a €125.0 million syndicated facility with UniCredit, Citibank, J.P. Morgan and Commerzbank, maturing in September 2028.

As of June 30, 2026, LuxExperience Group had no borrowings outstanding under its €125.0 million Syndicated RCF, while €27.8 million of the credit line was utilized in the form of guarantees issued under the same facility.

In addition, the Net-A-Porter Group Limited maintains a separate €100.0 million revolving credit facility with Richemont International Holding S.A, maturing in 2031 (the “YNAP RCF”). As of June 30, 2026, LuxExperience Group had no borrowings outstanding under the YNAP RCF.

The following table details undiscounted contractually agreed future cash outflows from financial liabilities.

Maturity analysis of financial liabilities as of June 30, 2025:

	Year ended June 30, 2025
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	285,722	—	—	285,722	285,722
Other financial liabilities	83,078	—	—	83,078	83,078
Lease liabilities	42,771	142,089	69,627	254,487	208,803
Total	411,571	142,089	69,627	623,287	577,603

Maturity analysis of financial liabilities as of June 30, 2026:

	Year ended June 30, 2026
					Carrying
in € thousands	<1 year	1 – 5 years	> 5 years	Total	amount
Trade and other payables	239,491	—	—	239,491	239,491
Other financial liabilities	76,749	—	—	76,749	76,749
Lease liabilities	43,350	120,769	54,428	218,546	179,057
Total	359,590	120,769	54,428	534,786	495,297

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

LuxExperience Group is exposed to credit risk arising from its cash and cash equivalents and other financial assets. During fiscal year 2026, the Group invested excess cash in additional treasury investments, which increased both the overall credit risk exposure and its concentration among a limited number of counterparties and issuers. Further information about these investments is included in Note 31.

These exposures are monitored centrally through ongoing assessments of the creditworthiness and external credit ratings of the relevant counterparties and issuers, as well as the level of concentration. Cash deposits are held only with counterparties that have external credit ratings of investment grade or higher.

Cash balances and other financial assets measured at amortized cost are considered to have low credit risk, and the related expected credit loss allowance is immaterial. The Group also holds certain treasury investments that are classified as cash equivalents but measured at fair value through profit or loss. These investments are not subject to a separate expected credit loss allowance because changes in credit risk are reflected in their fair value.

The following table provides the gross carrying amounts of cash and cash equivalents by ratings as of June 30, 2025 and 2026:

	Year ended June 30,
in € thousands	2025	2026
Rating Class 1	40,150	67,525
Rating Class 2	1,776	1,468
Rating Class 3	561,666	248,709

Rating Class 1 reflects financial institutions based in the European Union; Rating Class 2 are financial institutions, with a bank license e.g. PayPal; Class 3 positions with cash held on hand and financial institutions outside the European Union.

The movement in the loss allowance for expected credit losses in respect of trade and other receivables was €0.2 million in fiscal year 2026 and nil in fiscal year 2025. Default risks from other financial instruments are immaterial.

Capital risk management

LuxExperience Group’s objective when managing capital is to safeguard LuxExperience Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

30.    Notes to the consolidated statement of cash flows

The following table presents a reconciliation of the changes in the Group’s liabilities arising from financing activities, including the impact of financing cash flows and other changes during the periods presented.

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Total
Net debt as of July 1, 2024	—	49,765	49,765

Interest payments on financial liabilities	(3,113)	(4,167)	(7,280)
Lease payments	—	(10,057)	(10,057)
Cash Outflow	(3,113)	(14,224)	(17,337)

Additions (Extinguishments) of liabilities	10,000	169,095	179,095
Interest expenses	3,113	4,167	7,280
Total non-cash changes in liabilities	13,113	173,262	186,375

Net change in financing liabilities	10,000	159,038	169,038

Net debt as of June 30, 2025	10,000	208,803	218,803

	Liabilities from financing activities
	Liabilities to
(in € thousands)	banks	Lease liabilities	Total
Net debt as of July 1, 2025	10,000	208,803	218,803

Interest payments on financial liabilities	(3,699)	(10,820)	(14,519)
Lease payments	—	(35,046)	(35,046)
Loan repayments	(10,000)	—	(10,000)
Cash Outflow	(13,699)	(45,866)	(59,565)

Additions (Extinguishments) of liabilities	—	5,300	5,300
Interest expenses	3,699	10,820	14,519
Total non-cash changes in liabilities	3,699	16,119	19,818

Net change in financing liabilities	(10,000)	(29,746)	(39,746)

Net debt as of June 30, 2026	—	179,057	179,057

As of June 30, 2026, LuxExperience Group cash equivalent balances are available for use.

31.    Treasury Investments

a) Investments classified as non-current financial assets

During fiscal year 2026, as part of its cash management program, the Group entered into certain treasury investments that are accounted for in accordance with IFRS 9 Financial Instruments. As of June 30, 2026, the Group held treasury investments comprised of a €50.0 million guaranteed senior secured fixed rate note and a €75.0 million equity-secured note. The investments are accounted for under IFRS 9 Financial Instruments and are classified as financial assets measured at amortized cost, as they are held within a business model to collect contractual cash flows and their contractual terms give rise solely to payments of principal and interest.

The investments are initially recognized at fair value, including transaction costs, and are subsequently measured using the effective interest method, with interest income recognized in finance income. The equity-secured note, which is redeemable subject to a 95-day notice period, is classified as a non-current financial asset as settlement is not contractually due within twelve months of the reporting date. The guaranteed senior secured fixed rate note, which has a contractual maturity exceeding twelve months from the reporting date, is also classified as a non-current financial asset.

Finance income earned attributable to these investments during fiscal year 2026 was €1.7 million (2025: €0, 2024: €0) and is included in finance income in the consolidated statements of Profit or loss and comprehensive income or loss.

Impairment is assessed at each reporting date using a 12-month expected credit loss approach, as no significant increase in credit risk has occurred since initial recognition. Based on the investment-grade credit quality of the counterparties, the senior or secured nature of the instruments, and the presence of guarantees and collateralization, expected credit losses are assessed as immaterial, and no loss allowance has been recognized as of June 30, 2026.

As of June 30, 2026, the €50.0 million guaranteed senior secured fixed-rate note had been pledged as collateral for a €40.0 million guarantee facility provided by UniCredit Bank.

b) Investments classified as Cash Equivalents

During fiscal year 2026, as part of its cash management program, the Group entered into certain treasury investments that are accounted for in accordance with IFRS 9 Financial Instruments. As of June 30, 2026, the Group held investments of €33.9 million across three funds which seek to provide returns linked to overnight interest rate benchmarks through derivative arrangements supported by diversified collateral portfolios. The investments are accounted for under IFRS 9 Financial Instruments and are classified as cash and cash equivalents and measured at fair value through profit or loss (FVTPL), as the instruments do not meet the SPPI criterion and/or are managed on a fair value basis. Changes in fair value are recognized in profit or loss. Finance income earned attributable to these investments during fiscal year 2026 was €1.1 million (2025: €0, 2024: €0) and is included in finance income in the consolidated statements of profit or loss and comprehensive income or loss. In addition, net foreign exchange gains on investments attributable to these investments were €2.6 million and are included in finance income in the consolidated statements of profit or loss and comprehensive income or loss.

Financial assets measured at fair value through profit or loss (“FVTPL”) are not subject to the impairment requirements under IFRS 9. Accordingly, no expected credit loss allowance is recognized for these financial assets as of June 30, 2026.

32.    Discontinued Operations

During fiscal year 2026, we commenced a strategic evaluation of a potential divestiture of the assets powering THE OUTNET, which previously formed part of the Off-Price Segment and which was acquired in connection with the YNAP Acquisition on April 23, 2025. THE OUTNET was identified during the post-acquisition integration process as non-core to our long-term strategic objectives and with management having determined that the sale of the defined group of assets associated with THE OUTNET was highly probable, subsequently classified it as discontinued operations.

On September 15, 2025, the Company received a binding offer from The O Group LLC (which has been renamed The Outnet Operations US, LLC) to purchase a defined group of assets associated with THE OUTNET. On September 30, 2025, management concluded that this disposal group met the criteria for classification as held for sale. The disposal group was available for immediate sale in its present condition because the assets and other elements comprising the transaction had been identified and were capable of being transferred to the purchaser without significant modification. The sale was considered highly probable because management was committed to the sale plan, an active sale process had been undertaken, a buyer had been identified and had submitted a binding offer, negotiations were at an advanced stage, and completion of the transaction was expected within one year.

On October 31, 2025, LuxExperience Group announced that it had entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform, including the relevant brand rights, customer data, inventory and the required workforce in the United States and the United Kingdom in exchange for cash consideration.

Transaction Closing

The closing of the transaction occurred on April 30, 2026. The final consideration amount was €15.2 million (USD / EUR exchange rate applied was 1.17.)

Subsequent to the closing of the transaction, on May 18, 2026, the Group entered into a sublease agreement for the distribution center located in Clifton, New Jersey. The sublease is presented as a lease receivable measured at an amount equal to the net investment in the sublease and is included within other current assets or other non-current assets based on the timing of the expected payments, in the consolidated statements of financial position as of June 30, 2026. The net investment represents the present value of future lease payments receivable under the sublease.

In connection with the closing of the transaction, effective May 1, 2026, the Group entered into a Transitional Services Agreement (“TSA”) with The Outnet Operations US, LLC, pursuant to which the Group will continue to provide certain IT, finance, operational and administrative services. The Group expects to recover the costs of providing these services through fees charged under the TSA.

The results of operations associated with the TSA have been recognized within continuing operations on the consolidated statements of profit or loss and comprehensive income or loss in accordance with the nature of the underlying income and expenses for the year ended June 30, 2026. The TSA was effectively concluded on July 24, 2026. Refer to Note 33 – Events after reporting year for further details.

Classification and Presentation

As of each reporting period end during the current fiscal year, including September 30, 2025, December 31, 2025 and March 31, 2026, management determined that the sale of the defined group of assets associated with THE OUTNET was highly probable. Therefore, the results of operations have been classified as discontinued operations for the periods presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The results of THE OUTNET have been presented as discontinued operations in the consolidated statements of profit or loss and comprehensive income or loss for the years ended June 30, 2025 and 2026.

The components of the loss from discontinued operations related to THE OUTNET for fiscal year 2026 and fiscal year 2025 were as follows:

	Year Ended	Year Ended
(in € thousands)	June 30, 2025	June 30, 2026
Net sales	35,963	176,163
Cost of sales, exclusive of depreciation and amortization	(21,019)	(105,088)
Gross profit	14,944	71,075
Shipping and payment cost	(8,192)	(31,324)
Marketing expenses	(2,644)	(7,816)
Selling, general and administrative expenses	(6,203)	(34,421)
Depreciation, amortization and impairment losses	—	—
Loss on disposal	—	(7,952)
Operating loss	(2,095)	(10,438)
Finance income (costs), net	—	—
Loss before income taxes	(2,095)	(10,438)
Income tax (expense) benefit	—	—
Net loss from discontinued operations	(2,095)	(10,438)

Cost of sales, exclusive of depreciation and amortization, for the disposal group amounted to €105,088 thousand for the fiscal year ended June 30, 2026, of which €795 thousand relates to inventory write-downs recognized (2025: €0).

Basic and diluted earnings per share for continuing and discontinued operations are presented on the face of the consolidated statements of profit or loss and comprehensive income or loss. Refer to Note 12 – Earnings per Share for further details.

The following table shows a summary of cash flow information of the discontinued operation for the fiscal year ended June 30, 2026:

Year Ended
(in € thousands)	June 30, 2026
Consolidated Statement of Cash Flow Data:
Net cash (outflow) from operating activities	(2,486)
Net cash inflow from investing activities	10,681
Net cash inflow (outflow) from financing activities	—
Net cash inflow from discontinued operations	8,195

The effect of the disposal on the financial position of the Group was as follows:

Year Ended
(in € thousands)	June 30, 2026
Inventories	24,592
Contract store credit liabilities transferred	(1,477)
Net assets disposed of	23,114
Cash consideration received	10,681
Cash consideration receivable	4,481
Total accounting consideration received	15,162
Loss on disposal	(7,952)
Cash and cash equivalents disposed of	—
Net cash inflow from disposal	10,681

The gross contractual consideration was €15.2 million of which €10.7 million was received as at 30 June 2026 and €4.5 million was recognized as a receivable as of June 30, 2026. No cash or cash equivalents were included in the disposal group.

33.    Events after the reporting year

Conclusion of the Transition Services Agreement with The O Group

As previously disclosed, in connection with the disposal of THE OUTNET to The O Group LLC (which has been renamed The Outnet Operations US, LLC) which closed on April 30, 2026, the Group entered into a transitional services agreement (“TSA”) with the purchaser. Following completion of the planned operational and technology transition, the TSA was effectively concluded on July 24, 2026. Accordingly, the Group ceased providing the principal transition services and no further TSA service fees accrue from August 1, 2026.

The conclusion of the TSA represents a non-adjusting event after the reporting period and, accordingly, no adjustment has been made to the amounts recognized as of June 30, 2026.

Management received authorization for share repurchase program

On September 3, 2026, management received the authorization for the repurchase of up to $50 million of our ADRs, which may be effected from time to time through accelerated share repurchase arrangements at such times, and in such amounts as management may determine in its sole discretion, subject to market conditions, applicable legal and regulatory requirements, and other factors. The authorization does not obligate us to repurchase any ADRs or any particular amount and may be suspended, modified, or discontinued at any time without prior notice; there can be no assurance as to the timing, volume, or price of any repurchases, or that any repurchases will occur at all.

There were no other events after the reporting date that require adjustment to, or disclosure in, these consolidated financial statements.